AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 2004
-------------------------------------------------------------------------------

                                                             FILE NOS. 333-_____
                                                                       811-09327

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     AND/OR

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940

                                AMENDMENT NO. 23

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                         ALLSTATE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         ALLSTATE LIFE INSURANCE COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
            (Name, Address and Telephone Number of Agent for Service)


                                   COPIES TO:

RICHARD T. CHOI, ESQUIRE                     ANGELA M. KING, ESQUIRE
FOLEY & LARDNER, LLP                         ALLSTATE LIFE INSURANCE COMPANY
3000 K STREET, N.W.                          3100 SANDERS ROAD
SUITE 500                                    SUITE J5B
WASHINGTON, D.C. 20007                       NORTHBROOK, IL 60062



Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

This registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of Interest in the Allstate Financial Advisors Separate Account I under deferred variable annuity contracts.

THE ALLSTATE ADVISOR VARIABLE ANNUITIES
(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

ALLSTATE LIFE INSURANCE COMPANY
P.O. BOX 94260
PALATINE, ILLINOIS 60094-4260
TELEPHONE NUMBER: 1-800-203-0068                   PROSPECTUS DATED MAY 1, 2004
 -------------------------------------------------------------------------------
Allstate Life Insurance Company ("ALLSTATE LIFE") is offering the following individual and group flexible premium deferred variable annuity contracts (each, a "CONTRACT"):

.. ALLSTATE ADVISOR
.. ALLSTATE ADVISOR PLUS

.. ALLSTATE ADVISOR PREFERRED

This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. Not all Contracts may be available in all states or through your sales representative. Please check with your sales representative for details.

Each Contract currently offers several investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include up to 3 fixed account options ("FIXED ACCOUNT OPTIONS"), depending on the Contract, and include 42* variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of the following mutual funds ("FUNDS"):

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)        PUTNAM VARIABLE TRUST (CLASS IB)
OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)                   VAN KAMPEN LIFE INVESTMENT TRUST (CLASS
                                                                       II)
                                                                      THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
                                                                       (CLASS I & II)


*Up to 44 Variable Sub-Accounts are offered with Contracts issued prior to May 1, 2003. See page 19 for information about recent Portfolio liquidations, mergers and name changes.

Each Fund has multiple investment Portfolios ("PORTFOLIOS"). Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your sales representative for further information on the availability of the Funds and/or Portfolios. Your annuity application will list all available Portfolios.

For ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract value ("CONTRACT VALUE") a credit enhancement ("CREDIT ENHANCEMENT") of up to 5% (depending on the issue age and your total purchase payments) of such purchase payment. Expenses for this Contract may be higher than a Contract without the Credit Enhancement. Over time, the amount of the Credit Enhancement may be more than offset by the fees associated with the Credit Enhancement.

WE (Allstate Life) have filed a Statement of Additional Information, dated May 1, 2004, with the Securities and Exchange Commission ("SEC"). It contains more information about each Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 67 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.

                                 1  PROSPECTUS

                THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
                HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS
                PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                FEDERAL CRIME.

  IMPORTANT     THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
                HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS
   NOTICES      OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT
                DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
                OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS
                INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                PRINCIPAL.

                THE CONTRACTS ARE NOT FDIC INSURED.


                                 2  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms                                                       4
--------------------------------------------------------------------------------
  Overview of Contracts                                                 5
--------------------------------------------------------------------------------
  The Contracts at a Glance                                             6
--------------------------------------------------------------------------------
  How the Contracts Work                                                10
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  Expense Table                                                         11
--------------------------------------------------------------------------------
  Financial Information                                                 19
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contracts                                                         19
--------------------------------------------------------------------------------
  Purchases                                                             21
--------------------------------------------------------------------------------
  Contract Value                                                        22
--------------------------------------------------------------------------------
  Investment Alternatives                                               28
--------------------------------------------------------------------------------
     The Variable Sub-Accounts                                          28
--------------------------------------------------------------------------------
     The Fixed Account Options                                          32
--------------------------------------------------------------------------------
     Transfers                                                          35
--------------------------------------------------------------------------------
  Expenses                                                              38
--------------------------------------------------------------------------------
  Access to Your Money                                                  42
--------------------------------------------------------------------------------

                                                                        PAGE

--------------------------------------------------------------------------------
  Income Payments                                                       43
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  Death Benefits                                                        50
--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information                                                      57
--------------------------------------------------------------------------------
  Taxes                                                                 60
--------------------------------------------------------------------------------
  Annual Reports and Other Documents                                    66
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                   67
--------------------------------------------------------------------------------
APPENDIX A-ALLSTATE ADVISOR CONTRACT COMPARISON CHART                   68
--------------------------------------------------------------------------------
APPENDIX B-MARKET VALUE ADJUSTMENT                                      70
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APPENDIX C-CALCULATION OF INCOME PROTECTION BENEFIT                     72
--------------------------------------------------------------------------------
APPENDIX D-WITHDRAWAL ADJUSTMENT EXAMPLE-INCOME BENEFITS                73
--------------------------------------------------------------------------------
APPENDIX E-WITHDRAWAL ADJUSTMENT EXAMPLE-DEATH BENEFITS                 74
--------------------------------------------------------------------------------
APPENDIX F-CALCULATION OF EARNINGS PROTECTION DEATH BENEFIT             75
--------------------------------------------------------------------------------
APPENDIX G-WITHDRAWAL ADJUSTMENT EXAMPLE-TRUERETURN ACCUMULATION BENEFIT 78
--------------------------------------------------------------------------------
APPENDIX H-ACCUMULATION UNIT VALUES                                     79
--------------------------------------------------------------------------------


                                 3  PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                        PAGE

--------------------------------------------------------------------------------
AB Factor                                                               24
--------------------------------------------------------------------------------
Accumulation Benefit                                                    24
--------------------------------------------------------------------------------
Accumulation Phase                                                      10
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Accumulation Unit                                                       19
--------------------------------------------------------------------------------
Accumulation Unit Value                                                 19
--------------------------------------------------------------------------------
Allstate Life ("We")                                                    1
--------------------------------------------------------------------------------
Annuitant                                                               19
--------------------------------------------------------------------------------
Automatic Additions Program                                             21
--------------------------------------------------------------------------------
Automatic Portfolio Rebalancing Program                                 37
--------------------------------------------------------------------------------
Beneficiary                                                             20
--------------------------------------------------------------------------------
Benefit Base                                                            24
--------------------------------------------------------------------------------
Co-Annuitant                                                            20
--------------------------------------------------------------------------------
*Contract                                                               19
--------------------------------------------------------------------------------
Contract Anniversary                                                    7
--------------------------------------------------------------------------------
Contract Owner ("You")                                                  10
--------------------------------------------------------------------------------
Contract Value                                                          22
--------------------------------------------------------------------------------
Contract Year                                                           7
--------------------------------------------------------------------------------
Credit Enhancement                                                      22
--------------------------------------------------------------------------------
Dollar Cost Averaging Program                                           37
--------------------------------------------------------------------------------
Due Proof of Death                                                      51
--------------------------------------------------------------------------------
Earnings Protection Death Benefit Option                                52
--------------------------------------------------------------------------------
Enhanced Beneficiary Protection (Annual Increase) Option                52
--------------------------------------------------------------------------------
Excess of Earnings Withdrawal                                           53
--------------------------------------------------------------------------------
Fixed Account Options                                                   32
--------------------------------------------------------------------------------
Free Withdrawal Amount                                                  40
--------------------------------------------------------------------------------
Funds                                                                   1
--------------------------------------------------------------------------------
Guarantee Option                                                        23
--------------------------------------------------------------------------------
Guarantee Period Accounts                                               33
--------------------------------------------------------------------------------
Income Base                                                             48
--------------------------------------------------------------------------------
Income Plan                                                             43
--------------------------------------------------------------------------------
Income Protection Benefit Option                                        46
--------------------------------------------------------------------------------
In-Force Earnings                                                       53
--------------------------------------------------------------------------------
In-Force Premium                                                        53
--------------------------------------------------------------------------------

                                                                        PAGE

--------------------------------------------------------------------------------
Investment Alternatives                                                 1
--------------------------------------------------------------------------------
IRA Contract                                                            7
--------------------------------------------------------------------------------
Issue Date                                                              10
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Market Value Adjustment                                                 9
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Maximum Anniversary Value                                               7
--------------------------------------------------------------------------------
Maximum Anniversary Value (MAV) Death Benefit Option                    51
--------------------------------------------------------------------------------
Payout Phase                                                            10
--------------------------------------------------------------------------------
Payout Start Date                                                       43
--------------------------------------------------------------------------------
Portfolios                                                              1
--------------------------------------------------------------------------------
Qualified Contract                                                      19
--------------------------------------------------------------------------------
Retirement Income Guarantee Options                                     7
--------------------------------------------------------------------------------
Return of Premium Death Benefit                                         51
--------------------------------------------------------------------------------
Rider Anniversary                                                       23
--------------------------------------------------------------------------------
Rider Application Date                                                  7
--------------------------------------------------------------------------------
Rider Date                                                              23
--------------------------------------------------------------------------------
Rider Fee                                                               7
--------------------------------------------------------------------------------
Rider Fee Percentage                                                    39
--------------------------------------------------------------------------------
Rider Maturity Date                                                     23
--------------------------------------------------------------------------------
Rider Period                                                            23
--------------------------------------------------------------------------------
Rider Trade-In Option                                                   27
--------------------------------------------------------------------------------
Right to Cancel                                                         22
--------------------------------------------------------------------------------
SEC                                                                     1
--------------------------------------------------------------------------------
Settlement Value                                                        51
--------------------------------------------------------------------------------
Spousal Protection Benefit Option                                       29
--------------------------------------------------------------------------------
Standard Fixed Account Option                                           33
--------------------------------------------------------------------------------
Systematic Withdrawal Program                                           42
--------------------------------------------------------------------------------
Tax Qualified Contract                                                  63
--------------------------------------------------------------------------------
Transfer Period Accounts                                                25
--------------------------------------------------------------------------------
Trial Examination Period                                                6
--------------------------------------------------------------------------------
TrueBalance/SM/ Asset Allocation Program                                30
--------------------------------------------------------------------------------
TrueReturn/SM/ Accumulation Benefit Option                              39
--------------------------------------------------------------------------------
Valuation Date                                                          22
--------------------------------------------------------------------------------
Variable Account                                                        1
--------------------------------------------------------------------------------
Variable Sub-Account                                                    1
--------------------------------------------------------------------------------
        * In certain states a Contract may be available only as a group Contract. If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. References to "Contract" also include all three Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.


                                 4  PROSPECTUS

OVERVIEW OF CONTRACTS
--------------------------------------------------------------------------------

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

.. The ALLSTATE ADVISOR CONTRACT has a mortality and expense risk charge of 1.10%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 7% with a 7-year withdrawal charge period;

.. The ALLSTATE ADVISOR PLUS CONTRACT offers Credit Enhancement of up to 5% on purchase payments, a mortality and expense risk charge of 1.40%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 8.5% with an 8-year withdrawal charge period;

.. The ALLSTATE ADVISOR PREFERRED CONTRACT WITH 5-YEAR WITHDRAWAL CHARGE OPTION
  ("Package III") has a mortality and expense risk charge of 1.40%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 7% with a 5-year withdrawal charge period;

.. The ALLSTATE ADVISOR PREFERRED CONTRACT WITH 3-YEAR WITHDRAWAL CHARGE OPTION
  ("Package II") has a mortality and expense risk charge of 1.50%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 7% with a 3-year withdrawal charge period; and

.. The ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION
  ("Package I") has a mortality and expense risk charge of 1.60%, an administrative expense charge of 0.19%*, and no withdrawal charges.

Other differences among the Contracts relate to available Fixed Account Options. For a side-by-side comparison of these differences, please refer to Appendix A of this prospectus.

* The administrative expense charge may be increased, but will never exceed 0.35%. Once your Contract is issued, we will not increase the administrative expense charge for your Contract.


                                 5  PROSPECTUS

THE CONTRACTS AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contracts. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS               You can purchase each Contract with as little as
                                $10,000 ($2,000 for Contracts issued with an IRA or
                                TSA). You can add to your Contract as often and as much
                                as you like, but each subsequent payment must be at
                                least $1,000 ($50 for automatic payments).

                                We reserve the right to accept a lesser initial
                                purchase payment amount for each Contract.  We may
                                limit the cumulative amount of purchase payments to a
                                maximum of $1,000,000 in any Contract.

                                For ALLSTATE ADVISOR PLUS CONTRACTS, each time you make
                                a purchase payment, we will add to your Contract Value
                                a Credit Enhancement of up to 5% of such purchase
                                payment.
---------------------------------------------------------------------------------------
TRIAL EXAMINATION PERIOD        You may cancel your Contract within 20 days of receipt
                                or any longer period as your state may require ("TRIAL
                                EXAMINATION PERIOD"). Upon cancellation, we will return
                                your purchase payments adjusted, to the extent federal
                                or state law permits, to reflect the investment
                                experience of any amounts allocated to the Variable
                                Account, including the deduction of mortality and
                                expense risk charges and administrative expense
                                charges. If you cancel your Contract during the TRIAL
                                EXAMINATION PERIOD, the amount we refund to you will
                                not include any Credit Enhancement. See "Trial
                                Examination Period" for details.
---------------------------------------------------------------------------------------
EXPENSES                        Each Portfolio pays expenses that you will bear
                                indirectly if you invest in a Variable Sub-Account. You
                                also will bear the following expenses:

                                ALLSTATE ADVISOR CONTRACTS

                                .Annual mortality and expense risk charge equal to
                                  1.10% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 7% of purchase
                                  payments withdrawn.

                                ALLSTATE ADVISOR PLUS CONTRACTS

                                .Annual mortality and expense risk charge equal to
                                  1.40% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 8.5% of
                                  purchase payments withdrawn.

                                ALLSTATE ADVISOR PREFERRED CONTRACTS (WITH 5-YEAR
                                WITHDRAWAL CHARGE OPTION)

                                .Annual mortality and expense risk charge equal to
                                  1.40% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 7% of purchase
                                  payments withdrawn.

                                ALLSTATE ADVISOR PREFERRED CONTRACTS (WITH 3-YEAR
                                WITHDRAWAL CHARGE OPTION)

                                .Annual mortality and expense risk charge equal to
                                  1.50% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 7% of purchase
                                  payments withdrawn.


                                 6  PROSPECTUS

                                ALLSTATE ADVISOR PREFERRED CONTRACTS (WITH NO
                                WITHDRAWAL CHARGE OPTION)

                                .Annual mortality and expense risk charge equal to
                                  1.60% of average daily net assets.

                                . No withdrawal charge.

                                ALL CONTRACTS

                                .Annual administrative expense charge of 0.19% (up to
                                  0.35% for future Contracts).

                                .Annual contract maintenance charge of $30 (waived in
                                  certain cases).

                                .If you select the MAXIMUM ANNIVERSARY VALUE (MAV)
                                  DEATH BENEFIT OPTION ("MAV DEATH BENEFIT OPTION") you
                                  will pay an additional mortality and expense risk
                                  charge of 0.20%* (up to 0.30% for Options added in
                                  the future).

                                .
                                  If you select ENHANCED BENEFICIARY PROTECTION (ANNUAL
                                  INCREASE) OPTION, you will pay an additional
                                  mortality and expense risk charge of 0.30%*.

                                .If you select the EARNINGS PROTECTION DEATH BENEFIT
                                  OPTION you will pay an additional mortality and
                                  expense risk charge of 0.25% or 0.40% (up to 0.35% or
                                  0.50% for Options added in the future) depending on
                                  the age of the oldest Owner and oldest Annuitant on
                                  the date we receive the completed application or
                                  request to add the benefit, whichever is later
                                  ("RIDER APPLICATION DATE").

                                .
                                  If you select the TRUERETURN/SM/ ACCUMULATION BENEFIT
                                  OPTION ("TRUERETURN OPTION") you would pay an
                                  additional annual fee ("RIDER FEE") of 0.50% (up to
                                  1.25% for Options added in the future) of the BENEFIT
                                  BASE in effect on each Contract anniversary
                                  ("CONTRACT ANNIVERSARY") during the Rider Period. You
                                  may not select the TrueReturn Option together with a
                                  Retirement Income Guarantee Option.

                                .We discontinued offering RETIREMENT INCOME GUARANTEE
                                  OPTION 1 ("RIG 1") as of January 1, 2004 (up to May
                                  1, 2004 in certain states). If you elected RIG 1
                                  prior to May 1, 2004, you will pay an additional
                                  annual fee ("Rider Fee") of 0.40%* of the INCOME BASE
                                  in effect on a Contract Anniversary.

                                .We discontinued offering RETIREMENT INCOME GUARANTEE
                                  OPTION 2 ("RIG 2") as of January 1, 2004 (up to May
                                  1, 2004 in certain states). If you elected RIG 2
                                  prior to May 1, 2004, you will pay an additional
                                  annual Rider Fee of 0.55%* of the INCOME BASE in
                                  effect on a Contract Anniversary.

                                .If you select the INCOME PROTECTION BENEFIT OPTION
                                  you will pay an additional mortality and expense risk
                                  charge of 0.50% (up to 0.75% for Options added in the
                                  future) during the Payout Phase of your Contract.

                                .
                                  Currently there is no additional charge if you select
                                  the SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION.
                                  We reserve the right to charge a mortality and
                                  expense risk charge of up to 0.15% for this benefit.
                                  This benefit is only available for IRA Contracts,
                                  which are Contracts issued with an Individual
                                  Retirement Annuity or Account ("IRA") under Section
                                  408 of the Internal Revenue Code.

                                .Transfer fee equal to 1.00% (subject to increase to
                                  up to 2.00%) of the amount transferred after the
                                  12/th/ transfer in any Contract Year ("CONTRACT
                                  YEAR"), which we measure from the date we issue your
                                  Contract or a Contract Anniversary.

                                 7  PROSPECTUS




                                . State premium tax (if your state imposes one)

                                . NOT ALL OPTIONS ARE AVAILABLE IN ALL STATES

                                *DIFFERENT RATES APPLY TO CONTRACT OWNERS WHO ADDED
                                THESE OPTIONS PRIOR TO MAY 1, 2003. SEE PAGE 11 FOR
                                DETAILS.
---------------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES         Each Contract offers several investment alternatives
                                including:

                                .
                                  up to 3 Fixed Account Options that credit interest at
                                  rates we guarantee, and

                                .42* Variable Sub-Accounts investing in Portfolios
                                  offering professional money management by these investment advisers:

                                  . Franklin Advisers, Inc.

                                  . Franklin Advisory Services, LLC

                                  . Franklin Mutual Advisers, LLC

                                  . OppenheimerFunds, Inc.

                                  . Putnam Investment Management, LLC.

                                  . Templeton Asset Management Ltd.

                                  . Templeton Investment Counsel, LLC

                                  . Van Kampen Asset Management

                                  . Van Kampen**



                                  *Up to 44 Variable Sub-Accounts are offered with Contracts issued prior to May 1, 2003.

                                  **Morgan Stanley Investment Management, Inc., the
                                  adviser to the UIF Portfolios, does business in
                                  certain instances using the name Van Kampen.

                                NOT ALL FIXED ACCOUNT OPTIONS ARE AVAILABLE IN ALL
                                STATES OR WITH ALL CONTRACTS.

                                To find out current rates being paid on the Fixed
                                Account Option(s), or to find out how the Variable
                                Sub-Accounts have performed, please call us at
                                1-800-203-0068.
---------------------------------------------------------------------------------------
SPECIAL SERVICES                For your convenience, we offer these special services:

                                . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                                . AUTOMATIC ADDITIONS PROGRAM

                                . DOLLAR COST AVERAGING PROGRAM

                                . SYSTEMATIC WITHDRAWAL PROGRAM

                                . TRUEBALANCE/SM/ ASSET ALLOCATION PROGRAM
---------------------------------------------------------------------------------------



                                 8  PROSPECTUS



INCOME PAYMENTS                 You can choose fixed income payments, variable income
                                payments, or a combination of the two. You can receive
                                your income payments in one of the following ways (you
                                may select more than one income plan):

                                . life income with guaranteed number of payments

                                .
                                  joint and survivor life income with guaranteed number
                                  of payments

                                . guaranteed number of payments for a specified period

                                . life income with cash refund

                                . joint life income with cash refund

                                . life income with installment refund

                                . joint life income with installment refund

                                Prior to May 1, 2004, Allstate Life also offered two
                                Retirement Income Guarantee Options that guarantee a
                                minimum amount of fixed income payments you can receive
                                if you elect to receive income payments.

                                In addition, we offer an Income Protection Benefit
                                Option that guarantees that your variable income
                                payments will not fall below a certain level.
DEATH BENEFITS                  If you, the Annuitant, or Co-Annuitant die before the
                                Payout Start Date, we will pay a death benefit subject
                                to the conditions described in the Contract. In
                                addition to the death benefit included in your Contract
                                ("Return of Premium Death Benefit" or "ROP Death
                                Benefit"), the death benefit options we currently offer
                                include:

                                . MAV DEATH BENEFIT OPTION;

                                .ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE)
                                  OPTION; and

                                . EARNINGS PROTECTION DEATH BENEFIT OPTION
---------------------------------------------------------------------------------------
TRANSFERS                       Before the Payout Start Date, you may transfer your
                                Contract Value among the investment alternatives, with
                                certain restrictions. The minimum amount you may
                                transfer is $100 or the amount remaining in the
                                investment alternative, if less.  The minimum amount
                                that can be transferred into the Standard Fixed Account
                                or Market Value Adjusted Account Options is $500.

                                A charge may apply after the 12/th/ transfer in each
                                Contract Year.
---------------------------------------------------------------------------------------
WITHDRAWALS                     You may withdraw some or all of your Contract Value at
                                any time during the Accumulation Phase and during the
                                Payout Phase in certain cases. In general, you must
                                withdraw at least $50 at a time. Withdrawals taken
                                prior to the Payout Start Date are generally considered
                                to come from the earnings in the Contract first. If the
                                Contract is tax-qualified, generally all withdrawals
                                are treated as distributions of earnings. Withdrawals
                                of earnings are taxed as ordinary income and, if taken
                                prior to age 59 1/2, may be subject to an additional
                                10% federal tax penalty. A withdrawal charge and a
                                MARKET VALUE ADJUSTMENT may also apply.

                                If any withdrawal reduces your Contract Value to less
                                than $1,000, we will treat the request as a withdrawal
                                of the entire Contract Value. Your Contract will
                                terminate if you withdraw all of your Contract Value.


                                 9  PROSPECTUS

HOW THE CONTRACTS WORK
--------------------------------------------------------------------------------

Each Contract basically works in two ways.

First, each Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in your Contract's investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, each Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page 43. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can receive    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment



Other income payment options are also available. See "INCOME PAYMENTS."

As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contracts." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-203-0068 if you have any question about how the Contracts work.


                                 10  PROSPECTUS

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the prospectuses for the Portfolios.


CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)/* /

                         Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable  Charge:
-----------------------------------------------------------------------------------------------------------------------------------
Contract:                    0           1           2           3           4           5           6          7           8+
Allstate Advisor              7%          7%          6%          5%          4%          3%        2%           0%         0%
Allstate Advisor Plus       8.5%        8.5%        8.5%        7.5%        6.5%        5.5%        4%         2.5%         0%
Allstate Advisor
 Preferred with:
 5-Year Withdrawal
 Charge Option                7%          6%          5%          4%          3%          0%
 3-Year Withdrawal
 Charge Option                7%          6%          5%          0%
 No Withdrawal Charge
 Option                                                                    None

All Contracts:
-----------------------------------------------------------------------------------------------------------------------------------
Annual Contract
 Maintenance Charge                                                       $30**
Transfer Fee                                             up to 2.00% of the amount transferred***


* Each Contract Year, you may withdraw a portion of your purchase payments (and/or your earnings, in the case of Charitable Remainder Trusts) without incurring a withdrawal charge ("Free Withdrawal Amount"). See "Withdrawal Charges" for more information.

**  Waived in certain cases. See "Expenses."

*** Applies solely to the 13th and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently assessing a transfer fee of 1.00% of the amount transferred, however, we reserve the right to raise the transfer fee to up to 2.00% of the amount transferred.


                                 11  PROSPECTUS

VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)


If you select the basic Contract without any optional benefits, your Variable Account expenses would be as follows:

                                                                   Mortality and Expense Risk             Administrative
Basic Contract (without any optional benefit)                               Charge                       Expense Charge*
----------------------------------------------------------------------------------------------------------------------------------
Allstate Advisor                                                                           1.10%                           0.19%
----------------------------------------------------------------------------------------------------------------------------------
Allstate Advisor Plus                                                                      1.40%                           0.19%
----------------------------------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (5- year Withdrawal Charge Option)                              1.40%                           0.19%
----------------------------------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (3- year Withdrawal Charge Option)                              1.50%                           0.19%
----------------------------------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (No Withdrawal Charge Option)                                   1.60%                           0.19%
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Total Variable Account
Basic Contract (without any optional benefit)                              Annual Expense
------------------------------------------------------------------------------------------------------
Allstate Advisor                                                                                1.29%
------------------------------------------------------------------------------------------------------
Allstate Advisor Plus                                                                           1.59%
------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (5- year Withdrawal Charge Option)                                   1.59%
------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (3- year Withdrawal Charge Option)                                   1.69%
------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (No Withdrawal Charge Option)                                        1.79%
------------------------------------------------------------------------------------------------------


  * We reserve the right to raise the administrative expense charge to 0.35%. However, we will not increase the charge once we issue your Contract.

Each Contract also offers optional riders that may be added to the Contract. For each optional rider you select, you would pay the following additional mortality and expense risk charge associated with each rider.


MAV Death Benefit Option                           0.20%* (up to 0.30% for Options added in
                                                   the future)

Enhanced Beneficiary Protection (Annual Increase)  0.30 %*
Option

Earnings Protection Death Benefit Option (issue    0.25% (up to 0.35% for Options added in
age 0-70)                                          the future)

Earnings Protection Death Benefit Option (issue    0.40% (up to 0.50% for Options added in
age 71-79)                                         the future)

Spousal Protection Benefit (Co-Annuitant) Option   0.00% (up to 0.15% for Options added in
                                                   the future)


  *For Contract Owners who added the MAV Death Benefit Option or Enhanced
   Beneficiary Protection (Annual Increase) Option prior to May 1, 2003, the additional mortality and expense risk charge associated with each Option is 0.15%.

If you select the Options with the highest possible combination of mortality and expense risk charges, your Variable Account expenses would be as follows, assuming current expenses:

Contract with the MAV Death Benefit Option, Enhanced
Beneficiary Protection (Annual Increase) Option, and Earnings           Mortality and Expense
Protection Death Benefit Option (issue age 71-79)                           Risk Charge*
-------------------------------------------------------------------------------------------------------
Allstate Advisor                                                                               2.00%
-------------------------------------------------------------------------------------------------------
Allstate Advisor Plus                                                                           2.30%
-------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (5- year Withdrawal Charge Option)                                   2.30%
-------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (3- year Withdrawal Charge Option)                                   2.40%
-------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (No Withdrawal Charge Option)                                        2.50%
-------------------------------------------------------------------------------------------------------
Contract with the MAV Death Benefit Option, Enhanced
Beneficiary Protection (Annual Increase) Option, and Earnings          Administrative
Protection Death Benefit Option (issue age 71-79)                     Expense Charge*
-----------------------------------------------------------------------------------------------
Allstate Advisor                                                                        0.19%
-----------------------------------------------------------------------------------------------
Allstate Advisor Plus                                                                   0.19%
-----------------------------------------------------------------------------------------------
Allstate Advisor Preferred (5- year Withdrawal Charge Option)                           0.19%
-----------------------------------------------------------------------------------------------
Allstate Advisor Preferred (3- year Withdrawal Charge Option)                           0.19%
-----------------------------------------------------------------------------------------------
Allstate Advisor Preferred (No Withdrawal Charge Option)                                0.19%
-----------------------------------------------------------------------------------------------
Contract with the MAV Death Benefit Option, Enhanced                    Total Variable Account
Beneficiary Protection (Annual Increase) Option, and Earnings              Annual Expense
Protection Death Benefit Option (issue age 71-79)
------------------------------------------------------------------------------------------------------
Allstate Advisor                                                                                2.19%
------------------------------------------------------------------------------------------------------
Allstate Advisor Plus                                                                           2.49%
------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (5- year Withdrawal Charge Option)                                   2.49%
------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (3- year Withdrawal Charge Option)                                   2.59%
------------------------------------------------------------------------------------------------------
Allstate Advisor Preferred (No Withdrawal Charge Option)                                        2.69%
------------------------------------------------------------------------------------------------------


  *As described above the administrative expense charge and the mortality and expense charge for certain Options may be higher for future Contracts. However, we will not increase the administrative expense charge once we issue your Contract, and we will not increase the charge for an Option once we add the Option to your Contract.

TRUERETURN/SM/ ACCUMULATION BENEFIT OPTION FEE

(ANNUAL RATE AS A PERCENTAGE OF BENEFIT BASE ON A CONTRACT ANNIVERSARY)

TrueReturn/SM/ Accumulation Benefit Option                                             0.50 %*
--------------------------------------------------------------------------------------------------------------


*Up to 1.25% for Options added in the future. See "TrueReturn/SM/ Accumulation Benefit Option" for details.

RETIREMENT INCOME GUARANTEE OPTION FEE*

If you selected RIG 1, you would pay a Rider Fee at the annual rate of 0.40%** of the Income Base in effect on a Contract Anniversary. If you selected RIG 2, you would pay an additional Rider Fee at the annual rate of 0.55%** of the Income Base in effect on a Contract Anniversary. See "Retirement Income Guarantee Options" for details.

*We discontinued offering the Retirement Income Guarantee Options as of January 1, 2004 (up to May 1, 2004 in certain states). Fees shown apply to Contract Owners who selected an Option prior to January 1, 2004 (up to May 1, 2004 in certain states).

**For Contract Owners who added RIG 1 prior to May 1, 2003, the annual rate is 0.25%. For Contract Owners who added RIG 2 prior to May 1, 2003, the annual rate is 0.45%.

INCOME PROTECTION BENEFIT OPTION


                                 12  PROSPECTUS

The Contracts are also available with the Income Protection Benefit Option. See "Income Payments - Income Protection Benefit Option," below, for a description of the Option. The charge for the Income Protection Benefit Option is currently 0.50% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Benefit Option applies. The charge for the Income Protection Benefit Option applies during the Payout Phase. We reserve the right to raise the Income Protection Benefit Option charge to up to 0.75%. Once your Income Protection Benefit Option is in effect, however, we may not change the fee that applies to your Contract. See "Expenses - Mortality and Expense Risk Charge," below, for details.


PORTFOLIO ANNUAL EXPENSES - MINIMUM AND MAXIMUM
The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios' expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio's fees and expenses appears in the second table below and in the prospectus for each Portfolio.


                           PORTFOLIO ANNUAL EXPENSES
----------------------------------------------------------------------------------
                                 Minimum                       Maximum
----------------------------------------------------------------------------------
Total Annual Portfolio
Operating
Expenses/(1)/
(expenses that are
deducted from
Portfolio assets,
which may include
management fees,
distribution and/or
services (12b-1) fees,              0.74%                         4.98%
and other expenses)
----------------------------------------------------------------------------------



(1) Expenses are shown as a percentage of Portfolio average daily net assets (before waiver or reimbursement) as of December 31, 2003.




PORTFOLIO ANNUAL EXPENSES - FULL TABLE (1)
The next table shows the Portfolio operating expenses for each Portfolio available under the Contract. These expenses may vary from year to year. Advisers and/or other service providers of certain Portfolios have agreed to waive their fees and/or other Portfolio expenses in order to keep the Portfolio's expenses below specified limits. The expenses shown in the table below do not show the effect of any such fee waiver or expense reimbursement. All fee waiver and expense reimbursements are described in the footnotes to the table. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

                                Management         Rule12b-1   Other        Total Annual
PORTFOLIO                          Fees              Fees     Expenses   Portfolio Expenses
--------------------------------------------------------------------------------------------
FTVIP Franklin Growth and
Income Securities Fund -                0.50    %     0.25%      0.03%              0.78%
Class 2 (2)(3)
---------------------------------------------------------------------------------------------
FTVIP Franklin Income
Securities Fund - Class 2               0.48    %     0.25%      0.03%              0.76%
(2)(3)
---------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap                0.51    %     0.25%      0.29%              1.05%
Fund - Class 2 (3)(4)(5)
---------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap
Value Securities Fund -                 0.57    %     0.25%      0.19%              1.01%
Class 2 (3)(5)
---------------------------------------------------------------------------------------------
FTVIP Franklin U.S.
Government Fund - Class 2               0.50    %     0.25%      0.03%              0.78%
(2)(3)
---------------------------------------------------------------------------------------------
FTVIP Mutual Shares
Securities Fund - Class 2               0.60    %     0.25%      0.20%              1.05%
(3)
---------------------------------------------------------------------------------------------
FTVIP Templeton Developing
Market Securities Fund -                1.25    %     0.25%      0.30%              1.80%
Class 2
---------------------------------------------------------------------------------------------
FTVIP Templeton Foreign
Securities Fund - Class 2               0.69    %     0.25%      0.22%              1.16%
(5)
---------------------------------------------------------------------------------------------
FTVIP Templeton Global
Income Securities Fund -                0.63    %     0.25%      0.13%              1.01%
Class 2 (2)(4)
---------------------------------------------------------------------------------------------
Oppenheimer Aggressive
Growth Fund/VA - Service                0.68    %     0.25%      0.02%              0.95%
Shares
---------------------------------------------------------------------------------------------
Oppenheimer Balanced Fund/VA            0.73    %     0.25%      0.03%              1.01%
- Service Shares (6)
---------------------------------------------------------------------------------------------
Oppenheimer Capital
Appreciation Fund/VA -                  0.65    %     0.25%      0.04%              0.94%
Service Shares
---------------------------------------------------------------------------------------------
Oppenheimer Global
Securities Fund/VA - Service            0.63    %     0.25%      0.05%              0.93%
Shares
---------------------------------------------------------------------------------------------
Oppenheimer High Income                 0.73    %     0.25%      0.06%              1.04%
Fund/VA - Service Shares
---------------------------------------------------------------------------------------------
Oppenheimer Main Street                 0.68    %     0.25%      0.03%              0.96%
Fund/VA - Service Shares
---------------------------------------------------------------------------------------------
Oppenheimer Main Street
Small Cap Fund/VA - Service             0.75    %     0.25%      0.23%              1.23%
Shares
---------------------------------------------------------------------------------------------

                                 13  PROSPECTUS

Oppenheimer Strategic Bond              0.72    %     0.25%      0.05%              1.02%
Fund/VA - Service Shares
---------------------------------------------------------------------------------------------
Putnam VT The George Putnam             0.63    %     0.25%      0.10%              0.98%
Fund of Boston - Class IB
---------------------------------------------------------------------------------------------
Putnam VT Global Asset                  0.70    %     0.25%      0.25%              1.20%
Allocation Fund - Class IB
---------------------------------------------------------------------------------------------
Putnam VT Growth and Income             0.48    %     0.25%      0.05%              0.78%
Fund - Class IB
---------------------------------------------------------------------------------------------
Putnam VT Health Sciences               0.70    %     0.25%      0.14%              1.09%
Fund - Class IB
---------------------------------------------------------------------------------------------
Putnam VT High Yield Fund -             0.67    %     0.25%      0.11%              1.03%
Class IB
---------------------------------------------------------------------------------------------
Putnam VT Income Fund -                 0.59    %     0.25%      0.09%              0.93%
Class IB
---------------------------------------------------------------------------------------------
Putnam VT International                 0.76    %     0.25%      0.18%              1.19%
Equity Fund - Class IB
---------------------------------------------------------------------------------------------
Putnam VT Investors Fund -              0.65    %     0.25%      0.10%              1.00%
Class IB
---------------------------------------------------------------------------------------------
Putnam VT Money Market Fund             0.42    %     0.25%      0.07%              0.74%
- Class IB
---------------------------------------------------------------------------------------------
Putnam VT New Opportunities             0.59    %     0.25%      0.08%              0.92%
Fund - Class IB
---------------------------------------------------------------------------------------------
Putnam VT New Value Fund -              0.70    %     0.25%      0.09%              1.04%
Class IB
---------------------------------------------------------------------------------------------
Putnam VT Research Fund -               0.65    %     0.25%      0.14%              1.04%
Class IB
---------------------------------------------------------------------------------------------
Putnam VT Utilities Growth              0.70    %     0.25%      0.13%              1.08%
and Income Fund - Class IB
---------------------------------------------------------------------------------------------
Putnam VT Vista Fund - Class            0.65    %     0.25%      0.11%              1.01%
IB
---------------------------------------------------------------------------------------------
Putnam VT Voyager Fund -                0.55    %     0.25%      0.07%              0.87%
Class IB
---------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive
Growth Portfolio - Class II             0.00    %     0.25%      4.06%              4.31%
(7)(8)(10)
---------------------------------------------------------------------------------------------
Van Kampen LIT Comstock                 0.60    %     0.25%      0.05%              0.90%
Portfolio - Class II
---------------------------------------------------------------------------------------------
Van Kampen LIT Emerging                 0.70    %     0.25%      0.07%              1.02%
Growth Portfolio - Class II
---------------------------------------------------------------------------------------------
Van Kampen LIT Growth &                 0.60    %     0.25%      0.06%              0.91%
Income Portfolio - Class II
---------------------------------------------------------------------------------------------
Van Kampen LIT Money Market             0.50    %     0.25%      0.19%              0.94%
Portfolio - Class II (9)(10)
---------------------------------------------------------------------------------------------
Van Kampen UIF Emerging
Markets Debt Portfolio -                0.80    %     0.35%      0.41%              1.56%
Class II (11)(12)
---------------------------------------------------------------------------------------------
Van Kampen UIF Equity and
Income Portfolio - Class II             0.60    %     0.35%      0.92%              1.87%
(11)(12)(13)
---------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
Portfolio - Class I                     0.55    %      N/A       0.39%              0.94%
(8)(11)(12)(14)
---------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
Portfolio - Class II                    0.55    %     0.35%      0.39%              1.29%
(11)(12)(14)(15)
---------------------------------------------------------------------------------------------
Van Kampen UIF Global
Franchise Portfolio - Class             0.80    %     0.35%      2.07%              3.22%
II (11)(12)(13)
---------------------------------------------------------------------------------------------
Van Kampen UIF Small Company
Growth Portfolio - Class                0.95    %     0.35%      3.68%              4.98%
II(11)(12)(13)
---------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap
Value Portfolio - Class I               0.75    %      N/A       0.37%              1.12%
(8)(11)(12)(14)
---------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap
Value Portfolio - Class II              0.75    %     0.35%      0.37%              1.47%
(11)(12)(14)(15)
---------------------------------------------------------------------------------------------
Van Kampen U.S. Real Estate
Portfolio - Class II                    0.80    %     0.35%      0.31%              1.46%
(11)(12)(15)
---------------------------------------------------------------------------------------------

1. Figures shown in the Table are for the year ended December 31, 2003 (except as otherwise noted).

2. The Fund administration fee is paid indirectly through the management fee.

3. While the maximum amount payable under the Portfolio's Class 2 Rule 12b-1 plan is 0.35% per year of the Portfolio's Class 2 average annual net assets, the Portfolio's Board of Trustees has set the current rate at 0.25% per year.

4. Effective May 1, 2003, the FTVIP Franklin Small Cap Fund - Class 2 and FTVIP Templeton Global Income Securities Fund - Class 2 are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If you are currently enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing or dollar cost averaging, we will continue to effect automatic transactions to the Portfolios in accordance with that program.

5. The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Portfolio's investment in a Franklin Templeton money fund. This reduction is required by the Portfolio's Board of Trustees and an order of the Securities and Exchange Commission. With this reduction, "Management Fees", "Rule 12b-1 Fees", "Other Expenses", and "Total Annual Portfolio Expenses" were as follows:


                          Management         Rule12b-1   Other        Total Annual
PORTFOLIO                    Fees              Fees     Expenses   Portfolio Expenses
--------------------------------------------------------------------------------------
FTVIP Franklin Small              0.47    %     0.25%      0.29%              1.01%
Cap Fund - Class 2
---------------------------------------------------------------------------------------
FTVIP Franklin Small
Cap Value Securities              0.55    %     0.25%      0.19%              0.99%
Fund - Class 2
---------------------------------------------------------------------------------------
FTVIP Templeton
Foreign Securities                0.65    %     0.25%      0.22%              1.12%
Fund - Class 2
---------------------------------------------------------------------------------------





                                 14  PROSPECTUS

6. Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA.

7. For the year ended December 31, 2003, the Adviser voluntarily waived $26,074 of its investment advisory fees and assumed $79,674 of the Portfolio's other expenses. This waiver is voluntary in nature and can be discontinued at the Adviser's discretion.



8. Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio, Class II, the Van Kampen UIF Equity Growth Portfolio, Class I, and the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I, respectively.

9. Under the terms of the Advisory agreement, if the Total Annual Portfolio Expenses, exclusive of taxes, distribution fees and interest, exceed 0.95% of the average daily net assets of the Portfolio, the Adviser will reimburse the Portfolio for the amount of the excess. Additionally, the Adviser has voluntarily agreed to reimburse the Portfolio for all expenses as a percent of average daily net assets in excess of 0.85%. For the year ended December 31, 2003, the Adviser voluntarily waived $62,439 of its investment advisory fees.
 This waiver is voluntary in nature and can be discontinued at the Adviser's discretion.

10. The fees disclosed in the Table reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the Adviser. When the effects of the voluntary waivers discussed in footnotes 7 and 9 are taken into consideration, the "Management Fees", "Rule 12B-1 Fees", "Other Expenses" and "Total Annual Portfolio Expenses", were as follows:


                          Management         Rule12b-1   Other        Total Annual
PORTFOLIO                    Fees              Fees     Expenses   Portfolio Expenses
--------------------------------------------------------------------------------------
Van Kampen LIT
Aggressive Growth                 0.75    %     0.25%      0.26%              1.26%
Portfolio - Class II
---------------------------------------------------------------------------------------
Van Kampen LIT Money
Market Portfolio -                0.41    %     0.25%      0.19%              0.85%
Class II
---------------------------------------------------------------------------------------



11. Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.

12. The fees in the Table reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the Adviser. For the year ended December 31, 2003, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolio's Adviser to the Total Annual Portfolio Expenses exceed the "Operating Expense Limitation" in the table below. The Adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally the distributor has agreed to waive a portion of the Rule 12B-1 fees for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion. After such reductions, the "Management Fees", "Rule 12B-1 Fees", "Other Expenses", and "Total Annual Portfolio Expenses" were as follows:


                        Operating
                         Expense    Management  Rule 12b-1   Other        Total Annual
PORTFOLIO               Limitation     Fees        Fees     Expenses   Portfolio Expenses
------------------------------------------------------------------------------------------
Van Kampen UIF
Emerging Markets Debt     1.35%       0.80%       0.05%      0.41%           1.26%
Portfolio - Class II
------------------------------------------------------------------------------------------
Van Kampen UIF Equity
and Income Portfolio -    1.00%       0.03%       0.05%      0.92%           1.00%
Class II
------------------------------------------------------------------------------------------
Van Kampen UIF Equity
Growth Portfolio -        0.85%       0.46%        N/A       0.39%           0.85%
Class I
------------------------------------------------------------------------------------------
Van Kampen UIF Equity
Growth Portfolio -        1.10%       0.46%       0.25%      0.39%           1.10%
Class II
------------------------------------------------------------------------------------------
Van Kampen UIF Global     1.20%       0.00%       0.05%      1.15%           1.20%
Franchise - Class II
------------------------------------------------------------------------------------------
Van Kampen UIF Small
Company Growth            1.25%       0.00%       0.05%      1.20%           1.25%
Portfolio - Class II
------------------------------------------------------------------------------------------

                                 15  PROSPECTUS


Van Kampen UIF U.S.
Mid Cap Value             1.05%       0.68%        N/A       0.37%           1.05%
Portfolio - Class I
------------------------------------------------------------------------------------------
Van Kampen UIF U.S.
Mid Cap Value             1.15%       0.68%       0.10%      0.37%           1.15%
Portfolio - Class II
------------------------------------------------------------------------------------------
Van Kampen UIF U.S.
Real Estate Portfolio     1.35%       0.79%       0.25%      0.31%           1.35%
Portfolio - Class II
------------------------------------------------------------------------------------------


Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the Adviser excludes from Total Annual Portfolio Expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing.
 Included in "Other Expenses" of the Van Kampen UIF Emerging Markets Debt Portfolio, Class II is 0.01% of such investment related expenses.

13. The Portfolio was not operational for a full year.

14. The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio, Class II and the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class II are offered with Contracts issued on or after May 1, 2004. Contract Owners issued prior to May 1, 2004 may only invest in the Variable Sub-Account that invest in the Van Kampen UIF Equity Growth Portfolio, Class I and the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I.

15. The Portfolio's Class II shares were not operational for a full year.




                                 16  PROSPECTUS

EXAMPLE 1
This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.

The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time periods indicated;

.. earned a 5% annual return on your investment;

.. surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period;

.. elected the MAV Death Benefit Option and the Enhanced Beneficiary Protection
  (Annual Increase) Option;

.. elected the Earnings Protection Death Benefit Option (assuming issue age
  71-79); and

.. elected RIG 2 (assuming Income Base A).

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

                                                              Allstate Advisor                   Allstate Advisor Plus
-------------------------------------------------------------------------------------------------------------------------------
                                                       1Year   3 Years  5 Years  10 Years  1 Year  3 Years  5 Years  10 Years

-------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses        $1,417  $2,830  $4,164   $7,345    $1,576   $3,125  $4,498   $7,519
-------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual Portfolio Expenses        $983    $1,608  $2,259   $4,177    $1,141   $1,911  $2,618   $4,450
-------------------------------------------------------------------------------------------------------------------------------
                                                        Allstate Advisor Preferred
-------------------------------------------------------------------------------------------
                                                       1 Year  3 Years  5 Years   10 Years

-------------------------------------------------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses        $1,363  $2,828  $4,031    $7,519
-------------------------------------------------------------------------------------------
Costs Based on Minimum Annual Portfolio Expenses        $929    $1,613  $2,150    $4,450
-------------------------------------------------------------------------------------------




                                 17  PROSPECTUS

EXAMPLE 2
This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

                              Allstate Advisor                   Allstate Advisor Plus          Allstate Advisor Preferred
-----------------------------------------------------------------------------------------------------------------------------------
                        1Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years   10 Years

-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio        $822    $2,405  $3,909   $7,345    $853    $2,488   $4,031   $7,519    $853    $2,488   $4,031    $7,519
Expenses
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio
Expenses                $388    $1,183  $2,004   $4,177    $419    $1,273   $2,150   $4,450    $419    $1,273   $2,150    $4,450
-----------------------------------------------------------------------------------------------------------------------------------


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE EXAMPLES REFLECT THE FREE WITHDRAWAL AMOUNTS, IF APPLICABLE, AND THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $30 EACH YEAR. THE ABOVE EXAMPLES ASSUME YOU HAVE SELECTED THE MAV DEATH BENEFIT OPTION AND THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, THE EARNINGS PROTECTION DEATH BENEFIT OPTION (ASSUMING THE OLDEST CONTRACT OWNER OR ANNUITANT IS AGE 71 OR OLDER, AND ALL ARE AGE 79 OR YOUNGER ON THE RIDER APPLICATION DATE), AND RIG 2 AND THAT INCOME BASE A IS APPLIED. EXAMPLES FOR THE ALLSTATE ADVISOR PREFERRED CONTRACTS ASSUME THE ELECTION OF THE 5-YEAR WITHDRAWAL CHARGE OPTION. IF ANY OR ALL OF THESE FEATURES WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.


                                 18  PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Accumulation Unit Values for the Contracts appear in Appendix H and in the Statement of Additional Information. Prior to May 1, 2004, the Contracts were issued through Allstate Life Insurance Company Separate Account A. Effective May 1, 2004, Allstate Life Insurance Company Separate Account A combined with and into the Variable Account. As a result of the merger, the Contracts are now issued through the Variable Account. For more information, see the Statement of Additional Information, which contains the financial statements of Allstate Life Insurance Company Separate Account A and the Variable Account that show the effect of the merger of Allstate Life Insurance Company Separate Account A into the Variable Account.




THE CONTRACTS
--------------------------------------------------------------------------------


CONTRACT OWNER
Each Contract is an agreement between you, the Contract Owner, and Allstate Life, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan(s) you want to use to receive retirement income,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner or the Annuitant dies, and

.. any other rights that the Contract provides, including restricting income payments to Beneficiaries.

If you die, any surviving joint Contract Owner or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract. If the sole surviving Contract Owner dies after the Payout Start Date, the Primary Beneficiary will receive any guaranteed income payments scheduled to continue.

If the Annuitant dies prior to the Payout Start Date and the Contract Owner is a grantor trust not established by a business, the new Contract Owner will be the Beneficiary(ies).

The Contract cannot be jointly owned by both a non-living person and a living person unless the Contract Owner(s) assumed ownership of the Contract as a Beneficiary(ies). The maximum age of any Contract Owner on the date we receive the completed application for each Contract is 90.

If you select the Enhanced Beneficiary Protection (MAV) Option, the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option, or the Spousal Protection Benefit Option, the maximum age of any Contract Owner on the Rider Application Date is currently 79.

The Contract can also be purchased as an IRA or TSA (also known as a 403(b)).
 The endorsements required to qualify these annuities under the Internal Revenue Code of 1986, as amended, ("Code") may limit or modify your rights and privileges under the Contract. We use the term "QUALIFIED CONTRACT" to refer to a Contract issued with a qualified plan.

Except for certain retirement plans, you may change the Contract Owner at any time by written notice in a form satisfactory to us. Until we receive your written notice to change the Contract Owner, we are entitled to rely on the most recent information in our files. We will provide a change of ownership form to be signed by you and filed with us. Once we accept the change, the change will take effect as of the date you signed the request. We will not be liable for any payment or settlement made prior to accepting the change. Accordingly, if you wish to change the Contract Owner, you should deliver your written notice to us promptly. Each change is subject to any payment we make or other action we take before we accept it. Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.


ANNUITANT
The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plan 3). You may not change the Annuitant at any time. You may designate a joint Annuitant, who is a


                                 19  PROSPECTUS
second person on whose life income payments depend, at the time you select an Income Plan. The maximum age of the Annuitant on the date we receive the completed application for each Contract is 90.

If you select the Enhanced Beneficiary Protection (MAV) Option, Enhanced Beneficiary Protection (Annual Increase) Option, Earnings Protection Death Benefit Option, or the Spousal Protection Benefit Option, the maximum age of any Annuitant on the Rider Application Date is 79.

If you select the Income Protection Benefit Option, the oldest Annuitant and joint Annuitant (if applicable) must be age 75 or younger on the Payout Start Date.

If you select an Income Plan that depends on the Annuitant or a joint Annuitant's life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.


CO-ANNUITANT
Contract Owners of IRA Contracts that meet the following conditions and that elect the Spousal Protection Benefit Option may name their spouse as a Co-Annuitant:

.. the individually owned Contract must be either a traditional, Roth, or Simplified Employee Pension IRA;

.. both the Contract Owner and Co-Annuitant must be age 79 or younger on the Rider Application Date; and

.. the Co-Annuitant must be the sole Primary Beneficiary under the Contract.

Under the Spousal Protection Benefit Option, the Co-Annuitant will be considered to be an Annuitant during the Accumulation Phase, except the Co-Annuitant will not be considered to be an Annuitant for purposes of determining the Payout Start Date or upon the death of the Co-Annuitant. You may change the Co-Annuitant to a new spouse only if you provide proof of remarriage in a form satisfactory to us. At any time, there may only be one Co-Annuitant under your Contract. See "Spousal Protection Benefit Option and Death of Co-Annuitant" for more information.


BENEFICIARY
You may name one or more Primary and Contingent Beneficiaries when you apply for a Contract. The Primary Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death settlement ("DEATH PROCEEDS") or become the new Contract Owner pursuant to the Contract if the sole surviving Contract Owner dies before the Payout Start Date. A Contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the Primary Beneficiary if all named Primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we accept your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable for any payment or settlement made prior to accepting the change. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries by providing us with a written request. Once we accept the written request, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made by us or any other action we take before we accept the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Primary or Contingent Beneficiaries when the sole surviving Contract Owner dies, the new Beneficiary will be:

.. your spouse or, if he or she is no longer alive,

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If more than one Beneficiary survives you (or the Annuitant, if the Contract Owner is not a living person), we will divide the Death Proceeds among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions in a form satisfactory to us, we will pay the Death Proceeds in equal amounts to the surviving Beneficiaries. If there is more than one Beneficiary in a class (e.g., more than one Primary Beneficiary) and one of the Beneficiaries predeceases the Contract Owner (the Annuitant if the Contract owner is not a living person), the remaining Beneficiaries in that class will divide the deceased Beneficiary's share in proportion to the original share of the remaining Beneficiaries.

For purposes of this Contract, in determining whether a living person, including a Contract Owner, Primary Beneficiary, Contingent Beneficiary, or Annuitant ("Living Person A") has survived another living person, including a Contract Owner, Primary Beneficiary, Contingent Beneficiary, or Annuitant ("Living Person B"), Living Person A must survive Living Person B by at least 24 hours.
 Otherwise, Living Person A will be conclusively deemed to have predeceased Living Person B.


                                 20  PROSPECTUS

Where there are multiple Beneficiaries, we will only value the Death Proceeds at the time the first Beneficiary submits the necessary documentation in good order. Any Death Proceeds amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk. If there is more than one Beneficiary taking shares of the Death Proceeds, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the Death Proceeds. Each Beneficiary will exercise all rights related to his or her share of the Death Proceeds, including the sole right to select a death settlement option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the death settlement option chosen by the original Beneficiary.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation, trust or other non-living person, all Beneficiaries will be considered to be non-living persons.


MODIFICATION OF THE CONTRACT
Only an Allstate Life officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
You may not assign an interest in this Contract as collateral or security for a loan. However, you may assign periodic income payments under this Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
The minimum initial purchase payment for Non- Qualified Contracts is $10,000, ($2,000 for Contracts issued with an IRA or TSA). All subsequent purchase payments under a Contract must be $1,000 or more ($50 for automatic payments). For ALLSTATE ADVISOR PLUS CONTRACTS, purchase payments do not include any Credit Enhancements. You may make purchase payments at any time prior to the Payout Start Date; however, additional payments may be limited in some states. Please consult with your representative for details. The total amount of purchase payments we will accept for each Contract without our prior approval is $1,000,000. We reserve the right to accept a lesser initial purchase payment amount or lesser subsequent purchase payment amounts. We reserve the right to limit the availability of the investment alternatives for additional investments. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of $50 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information. The AUTOMATIC ADDITIONS PROGRAM is not available for making purchase payments into the Dollar Cost Averaging Fixed Account Option.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling 1-800-203-0068.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock


                                 21  PROSPECTUS

Exchange is open for business. We also refer to these days as "Valuation Dates." Our business day closes when the New York Stock Exchange closes for regular trading, usually 4:00 p.m. Eastern Time (3:00 p.m. Central Time). If we receive your purchase payment after 3:00 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


CREDIT ENHANCEMENT
For ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment if the oldest Contract Owner and oldest Annuitant are age 85 or younger on the date we receive the completed application for the Contract ("Application Date"). If the oldest Contract Owner or oldest Annuitant is age 86 or older and both are 90 or younger on the Application Date, we will add to your Contract Value a Credit Enhancement equal to 2% of the purchase payment. An additional Credit Enhancement will be added to your Contract if the cumulative purchase payments (including the purchase payment being made) less cumulative withdrawals exceed a certain threshold. The thresholds apply individually to each Allstate Advisor Plus Contract you own. The additional Credit Enhancements and their corresponding thresholds are as follows:

          ADDITIONAL CREDIT                CUMULATIVE PURCHASE
        ENHANCEMENT FOR LARGE            PAYMENTS LESS CUMULATIVE
              CONTRACTS                  WITHDRAWALS MUST EXCEED:

    0.50% of the purchase payment       $500,000

    1.00% of the purchase payment       $1,000,000


If you exercise your right to cancel the Contract during the Trial Examination Period, the amount we refund to you will not include any Credit Enhancement. See "TRIAL EXAMINATION PERIOD" below for details. The ALLSTATE ADVISOR PLUS CONTRACT may not be available in all states.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the corresponding purchase payment. We do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See "Expenses." Under certain circumstances (such as a period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.

TRIAL EXAMINATION PERIOD

You may cancel your Contract by providing us with written notice within the Trial Examination Period, which is the 20 day period after you receive the Contract, or such longer period that your state may require. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Code Section 408(b), we will refund the greater of any purchase payments or the Contract Value.

For ALLSTATE ADVISOR PLUS CONTRACTS, we have received regulatory relief to enable us to recover the amount of any Credit Enhancement applied to Contracts that are cancelled during the Trial Examination Period. The amount we return to you upon exercise of this Right to Cancel will not include any Credit Enhancement or the amount of charges deducted prior to cancellation, but will reflect, except in states where we are required to return the amount of your purchase payments, any investment gain or loss associated with your Variable Account purchase payments and with the full amount of the Credit Enhancement, including the deduction of mortality and expense risk charges and administrative expense charges.

We reserve the right to allocate your purchase payments to the Putnam VT Money Market Variable Sub-Account during the Trial Examination Period.


CONTRACT VALUE
--------------------------------------------------------------------------------

On the Issue Date, the Contract Value is equal to your initial purchase payment (for ALLSTATE ADVISOR PLUS CONTRACTS, your initial purchase payment plus the Credit Enhancement).

Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus your value in the Fixed Account Option(s) offered by your Contract.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer


                                 22  PROSPECTUS
you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. For ALLSTATE ADVISOR PLUS CONTRACTS, we would credit your Contract additional Accumulation Units of the Variable Sub-Account to reflect the Credit Enhancement paid on your purchase payment. See "Credit Enhancement." Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account for each Contract will rise or fall to reflect:

.. changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine any applicable withdrawal charges, Rider Fees (if applicable), transfer fees, and contract maintenance charges separately for each Contract. They do not affect the Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Values, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account for each Contract on each Valuation Date. We also determine a separate set of Accumulation Unit Values that reflect the cost of each optional benefit, or available combination thereof, offered under the Contract.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.


TRUERETURN/SM/ ACCUMULATION BENEFIT OPTION
We offer the TrueReturn/SM/ Accumulation Benefit Option, which is available for an additional fee. The TrueReturn Option guarantees a minimum Contract Value on the "RIDER MATURITY DATE." The Rider Maturity Date is determined by the length of the Rider Period which you select. The Option provides no minimum Contract Value if the Option terminates before the Rider Maturity Date. See "Termination of the TrueReturn Option" below for details on termination.

The TrueReturn Option is available at issue of the Contract, or may be added later, subject to availability and issue requirements. Currently, you may have only one TrueReturn Option in effect on your Contract at one time. You may not have both a TrueReturn Option and a Retirement Income Guarantee Option in effect on your Contract at the same time. The TrueReturn Option has no maximum issue age, however the Rider Maturity Date must occur before the latest Payout Start Date, which is the later of the Annuitant's 99th birthday or the 10th Contract Anniversary. Once added to your Contract, the TrueReturn Option may be cancelled at any time on or after the 5th Rider Anniversary by:

.. notifying us in writing in a form satisfactory to us; or

.. changing your investment allocations or making other changes so that that the allocation of investment alternatives no longer adheres to the investment requirements for the TrueReturn Option. For more information regarding investment requirements for this Option, see the "Investment Restrictions" section below.

The "RIDER ANNIVERSARY" is the anniversary of the Rider Date. We reserve the right to extend the date on which the TrueReturn Option may be cancelled to up to the 10th Rider Anniversary at any time in our sole discretion. Any change we make will not apply to a TrueReturn Option that was added to your Contract prior to the implementation date of the change.

When you add the TrueReturn Option to your Contract, you must select a Rider Period and a Guarantee Option. The Rider Period and Guarantee Option you select determine the AB Factor, which is used to determine the Accumulation Benefit, described below. The "RIDER PERIOD" begins on the Rider Date and ends on the Rider Maturity Date. The "RIDER DATE" is the date the TrueReturn Option was made a part of your Contract. We currently offer Rider Periods ranging from 8 to 20 years depending on the Guarantee Option you select. You may select any Rider Period from among those we currently offer, provided the Rider Maturity Date occurs prior to the latest Payout Start Date. We reserve the right to offer additional Rider Periods in the future, and to discontinue offering any of the Rider Periods at any time. We currently offer two "GUARANTEE OPTIONS," Guarantee Option 1 and Guarantee Option 2. The Guarantee Option you select has specific investment requirements, which are described in the "Investment Requirements" section below. We reserve the right to offer additional Guarantee Options in the future, and to discontinue offering any of the Guarantee Options at any time. After the Rider Date, the Rider Period and Guarantee Option may not be changed.

The TrueReturn Option may not be available in all states. We may discontinue offering the TrueReturn Option at


                                 23  PROSPECTUS
any time to new Contract Owners and to existing Contract Owners who did not elect the Option prior to the date of discontinuance.

We believe the TrueReturn Option complies with Individual Retirement Annuity
(IRA) requirements regarding enhanced benefits. We are filing the TrueReturn Option for prototype approval with the IRS.


ACCUMULATION BENEFIT.
On the Rider Maturity Date, if the Accumulation Benefit is greater than the Contract Value, then the Contract Value will be increased to equal the Accumulation Benefit. The excess amount of any such increase will be allocated to the Putnam VT Money Market Variable Sub-Account. You may transfer the excess amount out of the Putnam VT Money Market Variable Sub-Account and into another investment alternative at any time thereafter. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee. Prior to the Rider Maturity Date, the Accumulation Benefit will not be available as a Contract Value, Settlement Value, or Death Proceeds. Additionally, we will not pay an Accumulation Benefit if the TrueReturn Option is terminated for any reason prior to the Rider Maturity Date.
 After the Rider Maturity Date, the TrueReturn Option provides no additional benefit.

The "ACCUMULATION BENEFIT" is equal to the Benefit Base multiplied by the AB Factor. The "AB FACTOR" is determined by the Rider Period and Guarantee Option you selected as of the Rider Date. The following table shows the AB Factors available for the Rider Periods and Guarantee Options we currently offer.

                AB FACTORS
  RIDER PERIOD      GUARANTEE     GUARANTEE
(NUMBER OF YEARS)   OPTION 1      OPTION 2
---------------------------------------------
        8            100.0%           NA
---------------------------------------------
        9            112.5%           NA
---------------------------------------------
       10            125.0%        100.0%
---------------------------------------------
       11            137.5%        110.0%
---------------------------------------------
       12            150.0%        120.0%
---------------------------------------------
       13            162.5%        130.0%
---------------------------------------------
       14            175.0%        140.0%
---------------------------------------------
       15            187.5%        150.0%
---------------------------------------------
       16            200.0%        160.0%
---------------------------------------------
       17            212.5%        170.0%
---------------------------------------------
       18            225.0%        180.0%
---------------------------------------------
       19            237.5%        190.0%
---------------------------------------------
       20            250.0%        200.0%
---------------------------------------------


The following examples illustrate the Accumulation Benefit calculations under Guarantee Options 1 and 2 on the Rider Maturity Date. For the purpose of illustrating the Accumulation Benefit calculation, the examples assume the Benefit Base is the same on the Rider Date and the Rider Maturity Date.

 Example 1: Guarantee Option 1

Guarantee Option:                                   1
Rider Period:                                      15
AB Factor:                                     187.5%
Rider Date:                                    1/2/04
Rider Maturity Date:                           1/2/19
Benefit Base on Rider Date:                   $50,000
Benefit Base on rider Maturity Date:          $50,000


On the Rider Maturity Date (1/2/19):
Accumulation Benefit  = Benefit Base on Rider Maturity
                       Date x AB Factor
                       = $50,000 x 187.5%
                       = $93,750


Example 2: Guarantee Option 2

Guarantee Option:                                   2
Rider Period:                                      15
AB Factor:                                     150.0%
Rider Date:                                    1/2/04
Rider Maturity Date:                           1/2/19
Benefit Base on Rider Date:                   $50,000
Benefit Base on rider Maturity Date:          $50,000


On the Rider Maturity Date (1/2/19):
Accumulation Benefit  = Benefit Base on Rider Maturity
                       Date x AB Factor
                       = $50,000 x 150.0%
                       = $75,000


Guarantee Option 1 requires you to maintain a more conservative investment allocation, but offers a higher AB Factor. Guarantee Option 2 requires you to maintain a more moderate investment allocation, but offers a lower AB Factor.
 See "Investment Requirements" below for more information.


BENEFIT BASE.
The Benefit Base is used solely for purposes of determining the Rider Fee and the Accumulation Benefit. The Benefit Base is not available as a Contract Value, Settlement Value, or Death Proceeds. On the Rider Date, the "BENEFIT BASE" is equal to the Contract Value. After the Rider Date, the Benefit Base will be recalculated for purchase payments and withdrawals as follows:

.. The Benefit Base will be increased by purchase payments (and Credit
  Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made prior to or on the first Contract Anniversary following the Rider Date. Subject to the terms and conditions of your Contract, you may add purchase payments after this date, but they will not be included in the calculation of the Benefit Base.
   THEREFORE, IF YOU PLAN TO MAKE PURCHASE PAYMENTS AFTER THE FIRST CONTRACT ANNIVERSARY FOLLOWING THE RIDER DATE, YOU SHOULD CONSIDER CAREFULLY WHETHER THIS OPTION IS APPROPRIATE FOR YOUR NEEDS.


                                 24  PROSPECTUS

.. The Benefit Base will be decreased by a Withdrawal Adjustment for each withdrawal you make. The Withdrawal Adjustment is equal to (a) divided by
  (b), with the result multiplied by (c), where:

  (a) = the withdrawal amount;

  (b) = the Contract Value immediately prior to the withdrawal; and

  (c) = the Benefit Base immediately prior to the withdrawal.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge also may apply. See Appendix G for numerical examples that illustrate how the Withdrawal Adjustment is applied.

The Benefit Base will never be less than zero.


INVESTMENT REQUIREMENTS.
If you add the TrueReturn Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest during the Rider Period. The specific requirements will depend on the Guarantee Option you select, and are described below in more detail. These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-Accounts or on certain Fixed Account Options, exclusion of certain Variable Sub-Accounts or of certain Fixed Account Options, required minimum allocations to certain Variable Sub-Accounts, and restrictions on transfers to or from certain investment alternatives. We may also require that you use the Automatic Portfolio Rebalancing Program. We may change the specific requirements that are applicable to a Guarantee Option at any time in our sole discretion. Any changes we make will not apply to a TrueReturn Option that was made a part of your Contract prior to the implementation date of the change, except for changes made due to a change in investment alternatives available under the Contract. This restriction does not apply to a new TrueReturn Option elected pursuant to the Rider Trade-In Option.

When you add the TrueReturn Option to your Contract, you must allocate your entire Contract Value as follows:

(1) to a model portfolio option ("MODEL PORTFOLIO OPTION") available with the Guarantee Option you selected, as defined below; or

(2) to the DCA Fixed Account Option and then transfer all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and interest according to a Model Portfolio Option available with the Guarantee Option you selected; or

(3) to a combination of (1) and (2) above.

For (2) and (3) above, the requirements for the DCA Fixed Account Option must be met. See the "Dollar Cost Averaging Fixed Account Option" section of this prospectus for more information.

On the Rider Date, you must select only one of the Model Portfolio Options in which to allocate your Contract Value. We currently offer one Model Portfolio Option with each of the available Guarantee Options. However, we may add Model
Portfolio Options in the future.    The following table summarizes the Model
Portfolio Option currently available for use with each Guarantee Period under the TrueReturn Option:

   GUARANTEE OPTION 1         GUARANTEE OPTION 2
----------------------------------------------------
Model Portfolio Option 1   Model Portfolio Option 2
----------------------------------------------------


You may not allocate any of your Contract Value to the Standard Fixed Account Option or to the MVA Fixed Account Option. You must transfer any portion of your Contract Value that is allocated to the Standard Fixed Account Option or to the MVA Fixed Account Option to the Variable Sub-Accounts prior to adding the TrueReturn Option to your Contract. Transfers from the MVA Fixed Account Option may be subject to a Market Value Adjustment. You may allocate any portion of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the DCA Fixed Account Option on the Rider Date, provided the DCA Fixed Account Option is available with your Contract and in your state. See the "Dollar Cost Averaging Fixed Account Option" section of this prospectus for more information. We use the term "Transfer Period Account" to refer to each purchase payment allocation made to the DCA Fixed Account Option for a specified term length. At the expiration of a Transfer Period Account any remaining amounts in the Transfer Period Account will be transferred to the Variable Sub-Accounts according to the percentage allocations for the Model Portfolio Option you selected.

Any subsequent purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made to your Contract will be allocated to the Variable Sub-Accounts according to the percentage allocations for the Model Portfolio Option you selected, unless you request that the purchase payment (and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACTS) be allocated to the DCA Fixed Account Option. Purchase payments allocated to the DCA Fixed Account Option must be $500 or more. Any withdrawals you request will reduce each of the investment alternatives on a pro rata basis in the proportion that your value in each bears to your total value in all Variable Sub-Accounts, unless you request otherwise.

Each calendar quarter, we will use the Automatic Portfolio Rebalancing Program to automatically rebalance your Contract Value in each Variable Sub-Account and return it to the percentage allocations for


                                 25  PROSPECTUS
your Model Portfolio Option. We will use the percentage allocations as of your most recent instructions.


MODEL PORTFOLIO OPTIONS 1 AND 2.
If you choose or transfer your entire Contract Value into Model Portfolio Option 1 under Guarantee Option 1 or Model Portfolio Option 2 under Guarantee Option 2, you must allocate a certain percentage of your Contract Value into each of four asset categories. You may choose the Variable Sub-Accounts in which you want to invest, provided you maintain the percentage allocation requirements for each category. You may also make transfers among the Variable Sub-Accounts within each category at any time, provided you maintain the percentage allocation requirements for each category. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The following table describes the percentage allocation requirements for Model Portfolio Options 1 and 2 and Variable Sub-Accounts available under each category:

                       MODEL PORTFOLIO OPTION 1                             MODEL PORTFOLIO OPTION 2
---------------------------------------------------------------------------------------------------------
                            20% Category A                                       10% Category A
                            50% Category B                                       20% Category B
                            30% Category C                                       50% Category C
                            0% Category D                                        20% Category D
---------------------------------------------------------------------------------------------------------
CATEGORY A                                                              CATEGORY D
Putnam VT Money Market                                                  FTVIP Franklin Small Cap Value
Van Kampen LIT Money Market                                             Securities
                                                                        FTVIP Templeton Developing
CATEGORY B                                                              Markets Securities
FTVIP Franklin U.S. Government                                          FTVIP Templeton Foreign
Oppenheimer High Income                                                 Securities
Oppenheimer Strategic Bond                                              Oppenheimer Aggressive Growth
Putnam VT High Yield                                                    Oppenheimer Capital Appreciation
Putnam VT Income                                                        Oppenheimer Global Securities
Van Kampen UIF Emerging Markets Debt                                    Oppenheimer Main Street Small Cap
Van Kampen UIF U.S. Real Estate                                         Putnam VT Health Sciences
                                                                        Putnam VT International Equity
CATEGORY C                                                              Putnam VT Investors
FTVIP Franklin Growth and Income Securities                             Putnam VT New Opportunities
FTVIP Franklin Income Securities                                        Putnam VT Vista
FTVIP Mutual Shares Securities                                          Putnam VT Voyager
Oppenheimer Balanced Oppenheimer Main Street                            Van Kampen LIT Aggressive Growth
Putnam VT Global Asset Allocation                                       Van Kampen LIT Emerging Growth
Putnam VT Growth and Income                                             Van Kampen UIF Equity Growth
Putnam VT New Value                                                     (Class I & II)**
Putnam VT Research                                                      Van Kampen UIF Global Franchise
Putnam VT The George Putnam Fund of Boston                              Van Kampen UIF Small Company
Putnam VT Utilities Growth and Income                                   Growth
Van Kampen LIT Comstock
Van Kampen LIT Growth and Income
Van Kampen UIF Equity and Income
Van Kampen UIF U.S. Mid Cap Value (Class I & II)**

---------------------------------------------------------------------------------------------------------

*

*The FTVIP Franklin Small Cap Variable Sub-Account and the FTVIP Templeton Global Income Securities Variable Sub-Account, which were closed to new investments effective May 1, 2003, are not available with the TrueReturn Option. You must transfer any portion of your Contract Value that is allocated to these Variable Sub-Accounts to any of the remaining Variable Sub-Accounts offered with the Contract prior to adding the TrueReturn Option to your Contract.

**The Van Kampen UIF Equity Growth Variable Sub-Account (Class II) and the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account (Class II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Van Kampen UIF Equity Growth


                                 26  PROSPECTUS

Variable Sub-Account (Class I) and the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account (Class I).


CANCELLATION OF THE TRUERETURN OPTION.
You may not cancel the TrueReturn Option or make transfers, changes to your investment allocations, or changes to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option and/or Model Portfolio Option prior to the 5th Rider Anniversary. On or after the 5th Rider Anniversary, we will cancel the TrueReturn Option if you make transfers, changes to your investment allocations, or changes to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option and/or Model Portfolio Option. We will not cancel the TrueReturn Option or make any changes to your investment allocations or to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option until we receive notice from you that you wish to cancel the TrueReturn Option. No Accumulation Benefit will be paid if you cancel the Option prior to the Rider Maturity Date.


DEATH OF OWNER OR ANNUITANT.
If the Contract Owner or Annuitant dies before the Rider Maturity Date and the Contract is continued under Option D of the Death of Owner or Death of Annuitant provision of your Contract, then the TrueReturn Option will continue, unless the new Contract Owner elects to cancel this Option. If the TrueReturn Option is continued, it will remain in effect until terminated. If the Contract is not continued under Option D, then the TrueReturn Option will terminate on the date we receive a Complete Request for Settlement of the Death Proceeds.


RIDER TRADE-IN OPTION.
We offer a "RIDER TRADE-IN OPTION" that allows you to cancel your TrueReturn Option and immediately add a new TrueReturn Option ("NEW OPTION"), provided all of the following conditions are met:

.. The trade-in must occur on or after the 5th Rider Anniversary and prior to the Rider Maturity Date. We reserve the right to extend the date at which time the trade-in may occur to up to the 10th anniversary of the Rider Date at any time in our sole discretion. Any change we make will not apply to a TrueReturn Option that was added to your Contract prior to the implementation date of the change.

.. The New Option will be made a part of your Contract on the date the existing
  TrueReturn Option is cancelled, provided it is cancelled for reasons other than the termination of your Contract.

.. The New Option must be a TrueReturn Option that we make available for use with the Rider Trade-In Option.

.. The issue requirements and terms and conditions of the New Option must be met as of the date the New Option is made a part of your Contract.

For example, if you trade-in your TrueReturn Option:

.. the new Rider Fee will be based on the Rider Fee percentage applicable to a new TrueReturn Option at the time of trade-in;

.. the Benefit Base for the New Option will be based on the Contract Value as of the new Rider Date;

.. the AB Factor will be determined by the Rider Periods and Guarantee Options available with the New Option;

.. the Model Portfolio Options will be determined by the Model Portfolio Options offered with the Guarantee Options available with the New Option;

.. any waiting period for canceling the New Option will start again on the new
  Rider Date;

.. any waiting period for exercising the Rider Trade-In Option will start again on the new Rider Date; and

.. the terms and conditions of the Rider Trade-In Option will be according to the requirements of the New Option.

You should consult with your sales representative before trading in your TrueReturn Option.


TERMINATION OF THE TRUERETURN OPTION.
The TrueReturn Option will terminate on the earliest of the following to occur:

.. on the Rider Maturity Date;

.. on the Payout Start Date;

.. on the date your Contract is terminated;

.. on the date the Option is cancelled;

.. on the date we receive a Complete Request for Settlement of the Death
  Proceeds; or

.. on the date the Option is replaced with a New Option under the Rider Trade-In
  Option.

We will not pay an Accumulation Benefit if the TrueReturn Option is terminated for any reason prior to the Rider Maturity Date.




                                 27  PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 42* Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with each Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

*Up to 44 Variable Sub-Accounts are offered with Contracts issued prior to May 1, 2003.


PORTFOLIO:               EACH PORTFOLIO:                INVESTMENT ADVISER:
FTVIP Franklin Growth    Seeks capital appreciation
 and Income Securities    with current income as a
 Fund (Class 2)           secondary goal.
-------------------------------------------------------
FTVIP Franklin Income    Seeks to maximize income
 Securities Fund (Class   while maintaining prospects
 2)                       for capital appreciation.
-------------------------------------------------------
FTVIP Franklin Small     Seeks long-term capital       Franklin Advisers, Inc.
 Cap Fund (Class 2) (1)   growth.
FTVIP Franklin U.S.      Seeks current income.
 Government Fund (Class
 2)
FTVIP Templeton Global   Seeks high current income,
 Income Securities Fund   consistent with
 (Class 2) (1)            preservation of capital,
                          with capital appreciation
                          as a secondary
                          consideration.
FTVIP Franklin Small     Seeks long-term total         Franklin Advisory
 Cap Value Securities     return.                      Services, LLC
 Fund (Class 2)
-------------------------------------------------------------------------------
FTVIP Mutual Shares      Seeks capital appreciation.   Franklin Mutual
 Securities Fund (Class    Secondary goal is income.   Advisers, LLC
 2)
FTVIP Templeton          Seeks long-term capital
 Developing Markets       appreciation.                Templeton Asset
 Securities Fund (Class                                Management Ltd.
 2)
FTVIP Templeton Foreign  Seeks long-term capital       Templeton Investment
 Securities Fund (Class   growth.                      Counsel, LLC
 2)
-------------------------------------------------------------------------------
Oppenheimer Aggressive   Seeks capital appreciation
 Growth Fund/VA           by investing in "growth
 (Service Shares)         type" companies.
-------------------------------------------------------
Oppenheimer Balanced     Seeks a high total
 Fund/VA (Service         investment return, which
 Shares) (2)              includes current income and
                          capital appreciation in the
                          value of its shares.
Oppenheimer Capital      Seeks capital appreciation.
 Appreciation Fund/VA                                  OppenheimerFunds, Inc.
 (Service Shares)
-------------------------------------------------------
Oppenheimer Global       Seeks long-term capital
 Securities Fund/VA       appreciation by investing a
 (Service Shares)         substantial portion of
                          assets in securities of
                          foreign issuers,
                          "growth-type" companies,
                          cyclical industries and
                          special situations that are
                          considered to have
                          appreciation possibilities.
Oppenheimer High Income  Seeks a high level of
 Fund/VA (Service         current income from
 Shares)                  investment in high-yield
                          fixed-income securities.
-------------------------------------------------------
Oppenheimer Main Street  Seeks high total return
 Fund/VA (Service         (which includes growth in
 Shares)                  the value of its shares as
                          well as current income)
                          from equity and debt
                          securities.
Oppenheimer Main Street  Seeks capital appreciation.
 Small Cap Fund/VA
 (Service Shares)
-------------------------------------------------------
Oppenheimer Strategic    Seeks a high level of
 Bond Fund/VA (Service    current income principally
 Shares)                  derived from interest on
                          debt securities.
-------------------------------------------------------------------------------
                                 28  PROSPECTUS


Putnam VT The George     Seeks to provide a balanced
 Putnam Fund of Boston    investment composed of a
 (Class IB)               well diversified portfolio
                          of stocks and bonds which
                          produce both capital growth
                          and current income.
Putnam VT Global Asset   Seeks a high level of
 Allocation Fund (Class   long-term total return
 IB)                      consistent with
                          preservation of capital.
-------------------------------------------------------
Putnam VT Growth and     Seeks capital growth and
 Income Fund (Class IB)   current income.
-------------------------------------------------------
Putnam VT Health         Seeks capital appreciation.
 Sciences Fund (Class
 IB)                                                   Putnam Investment
-------------------------------------------------------Management, LLC
Putnam VT High Yield     Seeks high current income.    ("PUTNAM MANAGEMENT")
 Fund (Class IB)          Capital growth is a
                          secondary goal when
                          consistent with achieving
                          high current income.
-------------------------------------------------------
Putnam VT Income Fund    Seeks high current income
 (Class IB)               consistent with what Putnam
                          Management believes to be
                          prudent risk.
-------------------------------------------------------
Putnam VT International  Seeks capital appreciation.
 Equity Fund (Class IB)
-------------------------------------------------------
Putnam VT Investors      Seeks long-term growth of
 Fund (Class IB)          capital and any increased
                          income that results from
                          this growth.
-------------------------------------------------------
Putnam VT Money Market   Seeks as high a rate of
 Fund (Class IB)          current income as Putnam
                          Management believes is
                          consistent with
                          preservation of capital and
                          maintenance of liquidity.
-------------------------------------------------------
Putnam VT New            Seeks long-term capital
 Opportunities Fund       appreciation.
 (Class IB)
-------------------------------------------------------
Putnam VT New Value      Seeks long-term capital
 Fund (Class IB)          appreciation.
-------------------------------------------------------
Putnam VT Research Fund  Seeks capital appreciation.
 (Class IB)
-------------------------------------------------------
Putnam VT Utilities      Seeks capital growth and
 Growth and Income Fund   current income.
 (Class IB)
-------------------------------------------------------
Putnam VT Vista Fund     Seeks capital appreciation.
 (Class IB)
-------------------------------------------------------
Putnam VT Voyager Fund   Seeks capital appreciation.
 (Class IB)
--------------------------------------------------------------------------------
Van Kampen LIT           Seeks capital growth.
 Aggressive Growth
 Portfolio (Class II)
 /(3)/
-------------------------------------------------------
Van Kampen LIT Comstock  Seeks capital growth and
 Portfolio (Class II)     income through investments
                          in equity securities,
                          including common stocks,
                          preferred stocks and
                          securities convertible into
                          common and preferred
                          stocks.
Van Kampen LIT Emerging  Seeks capital appreciation.   Van Kampen Asset
 Growth Portfolio                                      Management
 (Class II)
Van Kampen LIT Growth    Seeks long-term growth of
 and Income Portfolio     capital and income.
 (Class II)
Van Kampen LIT Money     Seeks protection of capital
 Market Portfolio         and high current income
 (Class II)               through investment in money
                          market instruments.
------------------------------------------------------------------------------
Van Kampen UIF Emerging  Seeks high total return by
 Markets Debt Portfolio   investing primarily in
 (Class II)               fixed income securitis of
                          government and                Van Kampen/ //(//5)/
                          government-related issuers
                          and,to a lesser extent, of
                          corporate issuers in
                          emerging market countries.
Van Kampen UIF Equity    Seeks long-term capital
 Growth Portfolio         appreciation by investing
 (Class I & II)/(3)(4)/   primarily in
                          growth-oriented equity
                          securities of large
                          capitalization companies.
-------------------------------------------------------
Van Kampen UIF Equity    Seeks capital appreciation
 and Income Portfolio     and current income.
 (Class II)
-------------------------------------------------------
Van Kampen UIF Global    Sseeks long-term capital
 Franchise Portfolio      appreciation.
 (Class II)
-------------------------------------------------------------------------------


                                 29  PROSPECTUS

Van Kampen UIF U.S. Mid  Seeks above-average total
 Cap Value Portfolio      return over a market cycle
 (Class I & II)/(3)(4)/   of three to five years by
                          investing in common stocks
                          and other equity
                          securities.
-------------------------------------------------------
Van Kampen UIF Small     Seeks long-term capital
 Company Growth           appreciation by investing
 Portfolio (Class II)     primarily in
                          growth-oriented equity
                          securities of small
                          companies.
-------------------------------------------------------VAN KAMPEN (5)
Van Kampen UIF U.S Real  Seeks to provide above
 Estate Portfolio         average current income and
 (Class II)               long-term capital
                          appreciation by investing
                          primarily in equity
                          securities of companies in
                          the U.S. real estate
                          industry, including real
                          estate investment trusts.
-------------------------------------------------------------------------------





(1) Effective May 1, 2003, the FTVIP Franklin Small Cap Fund (Class 2) and the FTVIP Templeton Global Income Securities Fund (Class 2) are no longer available for new investments.

(2) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. The investment objective for this Portfolio did not change.

(3) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF Mid Cap Value Portfolio (Class I), respectively.

(4) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).

(5) Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.



AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.




TRUEBALANCE/SM/ ASSET ALLOCATION PROGRAM
We currently offer the TrueBalance asset allocation program in which you may participate. The TrueBalance program is an option available to Contract Owners at no additional charge. Participation in the TrueBalance program may be limited if you have added certain options to your Contract which impose restrictions on the investment alternatives in which you may invest, such as the Income Protection Benefit Option. See the "Income Protection Benefit Option" section of this prospectus for more information. The TrueBalance program is currently not available with the TrueReturn/SM/ Accumulation Benefit Option.

Asset allocation is the process by which your Contract Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. Theoretically, different asset classes tend to behave differently under various economic and market conditions. By spreading your Contract Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns. Asset allocation does not guarantee a profit or protect against loss in a declining market.

Your sales representative will help you determine whether participating in an
asset allocation program is appropriate for you.   If you decide to participate
in the TrueBalance program, you will complete an investment style


                                 30  PROSPECTUS
questionnaire that will help you and your sales representative to identify your investment style. Once you and your sales representative have identified your investment style, you will select one of five asset allocation model portfolios, each of which represents a diversified allocation of a portion of your Contract Value among Variable Sub-Accounts with different levels of risk. The model portfolios, which have been prepared by Standard & Poor's Investment Advisory Services LLC ("SPIAS"), represent five different investment styles: conservative, moderately conservative, moderate, moderately aggressive and aggressive. Allstate Life and the principal underwriter of the Contracts, Allstate Distributors, L.L.C. ("Allstate Distributors"), do not intend to provide any personalized investment advice in connection with the TrueBalance program and you should not rely on this program as providing individualized investment recommendations to you.

Each of the five model portfolios contains a mix of Variable Sub-Accounts that is designed to meet the investment goals of the applicable investment style. On the business day we approve your participation in the TrueBalance program, we will automatically reallocate any existing Contract Value in the Variable Sub-Accounts according to the model portfolio you selected. If any portion of your existing Contract Value is allocated to the Standard Fixed Account or MVA Fixed Account Options and you wish to allocate any portion of it to the model portfolio, you must transfer that portion to the Variable Sub-Accounts. In addition, as long as you participate in the TrueBalance program, you must allocate all of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Fixed Account Options and/or the Variable Sub-Accounts currently offered in your model portfolio. Any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) you allocate to the DCA Fixed Account Option will be automatically transferred, along with interest, in equal monthly installments to the Variable Sub-Accounts according to the model portfolio you selected.

The model portfolios will be reviewed and analyzed annually by SPIAS to determine that the Variable Sub-Accounts and allocation percentages continue to support each model portfolio's investment objectives. We will update your Variable Sub-Accounts and allocation percentages annually to match the updated SPIAS model portfolios. Changes to the model portfolios may include changes to the asset classes, changes to the allocation percentages for asset classes and changes to the Variable Sub-Accounts included in the model portfolios. By electing to participate in the TrueBalance program, you authorize us to automatically reallocate your Contract Value allocated to the Variable Account to reflect the updated model portfolio, without any further instructions from you. You will be notified in advance of any change to the model portfolio you choose with a date on which the change will be implemented. On the implementation date, all of your Contract Value in the Variable Sub-Accounts will be reallocated according to the current allocation percentages established by SPIAS for your model portfolio, unless you request to terminate your participation in the TrueBalance program before the implementation date.

You may only select one model portfolio at a time. However, you may change your selection of model portfolio at any time. For example, if you have selected the TrueBalance moderate portfolio, you may switch to the TrueBalance moderately conservative portfolio. Each change you make in your model portfolio selection will count against the 12 transfers you can make each Contract Year without paying a transfer fee. You should consult with your sales representative before making a change to your model portfolio selection to determine whether the new model portfolio is appropriate for your needs.

Since the performance of each Variable Sub-Account may cause a shift in the percentage allocated to each Variable Sub-Account, at least once every calendar quarter we will automatically rebalance all of your Contract Value in the Variable Sub-Accounts according to your model portfolio.

Unless you notify us otherwise, any purchase payments you make after electing the TrueBalance program will be allocated to your model portfolio and/or to the Fixed Account Options according to your most recent instructions on file with us. Once you elect to participate in the TrueBalance program, you may allocate subsequent purchase payments to any of the Fixed Account Options available with your Contract and/or to any of the Variable Sub-Accounts included in your model portfolio. You may not allocate subsequent purchase payments to a Variable Sub-Account that is not included in your model portfolio. Subsequent purchase payments allocated to the Variable Sub-Accounts will be automatically rebalanced according to the current allocation percentages for your model portfolio at the next calendar quarter. You may make transfers to any of the investment alternatives, except the DCA Fixed Account Option. However, all of your Contract Value in the Variable Sub-Accounts will be automatically rebalanced according to the current percentage allocations for your model portfolio at the next calendar quarter. Transfers to investment alternatives that are not included in the model portfolio you selected may be inconsistent with the investment style you selected and with the purpose of the TrueBalance program.
 You should consult with your sales representative before making transfers outside the model portfolio allocations.

If you make a partial withdrawal from any of the Variable Sub-Accounts, your remaining Contract Value in the Variable Sub-Accounts will be automatically rebalanced according to your model portfolio allocations at the next calendar quarter. If you are participating in the Systematic Withdrawal Program when you add the


                                 31  PROSPECTUS

TrueBalance program or change your selection of model portfolios, you may need to update your withdrawal instructions. If you have any questions, please consult your sales representative or call us at 1-800-203-0068.

Your participation in the TrueBalance program is subject to the program's terms and conditions, and you may terminate your participation or change model portfolios at any time by notifying us in a form satisfactory to us. We reserve the right to modify or terminate the TrueBalance program at any time.




INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Fixed Account Options. The Fixed Account Options we offer include the DOLLAR COST AVERAGING FIXED ACCOUNT OPTION, the STANDARD FIXED ACCOUNT OPTION, and the MARKET VALUE ADJUSTED FIXED ACCOUNT OPTION. We may offer additional Fixed Account Options in the
future. Some Options are not available in all states.   In addition, Allstate
Life may limit the availability of some Fixed Account Options. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTION
The Dollar Cost Averaging Fixed Account Option ("DCA Fixed Account Option") is one of the investment alternatives that you can use to establish a Dollar Cost Averaging Program, as described on page 37.

This option allows you to allocate purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Fixed Account that will then automatically be transferred, along with interest, in equal monthly installments to the investment alternatives that you have selected. In the future, we may offer other installment frequencies in our discretion. Each purchase payment allocated to the DCA Fixed Account Option must be at least $500.

At the time you allocate a purchase payment to the DCA Fixed Account Option, you
must specify the term length over which the transfers are to take place.   We
use the term "Transfer Period Account" to refer to each purchase payment allocation made to the DCA Fixed Account Option for a specified term length. You establish a new Transfer Period Account each time you allocate a purchase payment to the DCA Fixed Account Option. We currently offer term lengths from which you may select for your Transfer Period Account(s), ranging from 3 to 12 months. We may modify or eliminate the term lengths we offer in the future.
 Refer to Appendix A for more information.

Your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) will earn interest while in the DCA Fixed Account Option at the interest rate in effect at the time of the allocation, depending on the term length chosen for the Transfer Period Account and the type of Contract you have.
 The interest rates may also differ from those available for other Fixed Account Options. In no event will the interest rate be less than 3% per year.

You must transfer all of your money, plus accumulated interest, out of a Transfer Period Account to other investment alternatives in equal monthly installments during the term of the Transfer Period Account. We reserve the right to restrict the investment alternatives available for transfers from any Transfer Period Account. The first transfer will occur on the next Valuation Date after you establish a Transfer Period Account. If we do not receive an allocation instruction from you when we receive the purchase payment, we will transfer each installment to the Putnam VT Money Market Variable Sub-Account until we receive a different allocation instruction. At the expiration of a Transfer Period Account any remaining amounts in the Transfer Period Account will be transferred to the Putnam VT Money Market Variable Sub-Account unless you request a different investment alternative. Transferring Contract Value to the Putnam VT Money Market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page 37.

If you discontinue the DCA Fixed Account Option before the expiration of a Transfer Period Account, we will transfer any remaining amount in the Transfer Period Account to the Putnam VT Money Market Variable Sub-Account unless you request a different investment alternative.

You may not transfer money into the DCA Fixed Account Option or add to an existing Transfer Period Account. You may not use the Automatic Additions Program to allocate purchase payments to the DCA Fixed Account Option.

The DCA Fixed Account Option currently is not available if you have selected the ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION.


                                 32  PROSPECTUS

The DCA Fixed Account Option may not be available in your state. Please check with your representative for availability.


STANDARD FIXED ACCOUNT OPTION
You may allocate purchase payments or transfer amounts into the Standard Fixed Account Option. Each such allocation establishes a "GUARANTEE PERIOD ACCOUNT" within the Standard Fixed Account Option ("Standard Fixed Guarantee Period Account"), which is defined by the date of the allocation and the length of the initial interest rate guarantee period ("STANDARD FIXED GUARANTEE PERIOD"). You may not allocate a purchase payment or transfer to any existing Guarantee Period Account. Each purchase payment or transfer allocated to a Standard Fixed Guarantee Period Account must be at least $500.

At the time you allocate a purchase payment or transfer amount to the Standard Fixed Account Option, you must select the Guarantee Period for that allocation from among the available Standard Fixed Guarantee Periods. For ALLSTATE ADVISOR CONTRACTS, we currently offer Standard Fixed Guarantee Periods of 1, 3, 5 and 7 years in length. FOR ALLSTATE ADVISOR PLUS AND ALLSTATE ADVISOR PREFERRED CONTRACTS, WE CURRENTLY ARE NOT OFFERING THE STANDARD FIXED ACCOUNT OPTION. Refer to Appendix A for more information. We may offer other Guarantee Periods in the future. If you allocate a purchase payment to the Standard Fixed Account Option, but do not select a Standard Fixed Guarantee Period for the new Standard Fixed Guarantee Period Account, we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account with the same Standard Fixed Guarantee Period as the Standard Fixed Guarantee Period Account of your most recent purchase payment or transfer. If we no longer offer that Standard Fixed Guarantee Period, then we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account with the next shortest term currently offered. If you have not made a prior allocation to a Guarantee Period Account, then we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account of the shortest Standard Fixed Guarantee Period we are offering at that time.

Some Standard Fixed Guarantee Periods are not available in all states. Please check with your representative for availability.

The amount you allocate to a Standard Fixed Guarantee Period Account will earn interest at the interest rate in effect for that Standard Fixed Guarantee Period at the time of the allocation. Interest rates may differ depending on the type of Contract you have and may also differ from those available for other Fixed Account Options. In no event will the interest rate be less than 3% per year.

In any Contract Year, the combined amount of withdrawals and transfers from a Standard Fixed Guarantee Period Account may not exceed 30% of the amount used to establish that Standard Fixed Guarantee Period Account. This limitation is waived if you withdraw your entire Contract Value. It is also waived for amounts in a Standard Fixed Guarantee Period Account during the 30 days following its renewal date ("30-DAY WINDOW"), described below, and for a single withdrawal made by your surviving spouse within one year of continuing the Contract after your death.

Amounts under the 30% limit that are not withdrawn in a Contract Year do not carry over to subsequent Contract Years.

At the end of a Standard Fixed Guarantee Period and each year thereafter, we will declare a renewal interest rate that will be guaranteed for 1 year.
 Subsequent renewal dates will be on the anniversaries of the first renewal date. Prior to a renewal date, we will send you a notice that will outline the options available to you. During the 30-Day Window following the expiration of a Standard Fixed Guarantee Period Account, the 30% limit for transfers and withdrawals from that Guarantee Period Account is waived and you may elect to:

.. transfer all or part of the money from the Standard Fixed Guarantee Period
  Account to establish a new Guarantee Period Account within the Standard Fixed Account Option or the Market Value Adjusted Fixed Account Option, if available; or

.. transfer all or part of the money from the Standard Fixed Guarantee Period
  Account to other investment alternatives available at the time; or

.. withdraw all or part of the money from the Standard Fixed Guarantee Period
  Account.  Withdrawal charges and taxes may apply.

Withdrawals taken to satisfy IRS minimum distribution rules will count against the 30% limit. The 30% limit will be waived for a Contract Year to the extent that:

.. you have already exceeded the 30% limit and you must still make a withdrawal during that Contract Year to satisfy IRS minimum distribution rules; or

.. you have not yet exceeded the 30% limit but you must make a withdrawal during that Contract Year to satisfy IRS minimum distribution rules, and such withdrawal will put you over the 30% limit.

The money in the Standard Fixed Guarantee Period Account will earn interest at the declared renewal rate from the renewal date until the date we receive notification of your election. If we receive notification of your election to make a transfer or withdrawal from a renewing Standard Fixed Guarantee Period Account on or before the renewal date, the transfer or withdrawal will be deemed to have occurred on the renewal date. If we receive notification of your election to make a transfer or withdrawal from the renewing Standard Fixed Guarantee Period Account after the renewal date, but before the expiration of the 30-Day Window, the transfer or withdrawal will be deemed to have occurred on the day


                                 33  PROSPECTUS
we receive such notice. Any remaining balance not withdrawn or transferred from the renewing Standard Fixed Guarantee Period Account will continue to earn interest until the next renewal date at the declared renewal rate. If we do not receive notification from you within the 30-Day Window, we will assume that you have elected to renew the Standard Fixed Guarantee Period Account and the amount in the renewing Standard Fixed Guarantee Period Account will continue to earn interest at the declared renewal rate until the next renewal date, and will be subject to all restrictions of the Standard Fixed Account Option.

The Standard Fixed Account Option currently is not available with ALLSTATE ADVISOR PLUS and ALLSTATE ADVISOR PREFERRED CONTRACTS.


MARKET VALUE ADJUSTED FIXED ACCOUNT OPTION
You may allocate purchase payments or transfer amounts into the Market Value Adjusted Fixed Account Option. Each such allocation establishes a Guarantee Period Account within the Market Value Adjusted Fixed Account Option ("Market Value Adjusted Fixed Guarantee Period Account"), which is defined by the date of the allocation and the length of the initial interest rate guarantee period ("MARKET VALUE ADJUSTED FIXED GUARANTEE PERIOD"). You may not allocate a purchase payment or transfer to any existing Guarantee Period Account. Each purchase payment or transfer allocated to a Market Value Adjusted Fixed Guarantee Period Account must be at least $500.

At the time you allocate a purchase payment or transfer amount to the Market Value Adjusted Fixed Account Option, you must select the Guarantee Period for that allocation from among the Guarantee Periods available for the Market Value Adjusted Fixed Account Option ("Market Value Adjusted Fixed Guarantee Periods").
 We currently offer Market Value Adjusted Fixed Guarantee Periods of 3, 5, 7, and 10 years. Refer to Appendix A for more information. We may offer other
 Guarantee Periods in the future.   If you allocate a purchase payment to the
Market Value Adjusted Fixed Account Option, but do not select a Market Value Adjusted Fixed Guarantee Period for the new Market Value Adjusted Fixed Guarantee Period Account, we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period as the Market Value Adjusted Fixed Guarantee Period Account of your most recent purchase payment or transfer. If we no longer offer that Market Value Adjusted Fixed Guarantee Period, then we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account with the next shortest term currently offered.
 If you have not made a prior allocation to a Market Value Adjusted Fixed Guarantee Period Account, then we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account of the shortest Market Value Adjusted Fixed Guarantee Period we are offering at that time. The Market Value Adjusted Fixed Account Option is not available in all states.
 Please check with your representative for availability.

The amount you allocate to a Market Value Adjusted Fixed Guarantee Period Account will earn interest at the interest rate in effect for that Market Value Adjusted Fixed Guarantee Period at the time of the allocation. Interest rates may differ depending on the type of Contract you have and may also differ from those available for other Fixed Account Options.

Withdrawals and transfers from a Market Value Adjusted Fixed Guarantee Period Account may be subject to a Market Value Adjustment. A Market Value Adjustment may also apply to amounts in the Market Value Adjusted Fixed Account Option if we pay Death Proceeds or if the Payout Start Date begins on a day other than during the 30-day period after such Market Value Adjusted Fixed Guarantee Period Account expires ("30-Day MVA Window"). We will not make a Market Value Adjustment if you make a transfer or withdrawal during the 30-Day MVA Window.

We apply a Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Market Value Adjusted Fixed Guarantee Period Account to the time the money is taken out of that Market Value Adjusted Fixed Guarantee Period Account under the circumstances described above. We use the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Board Statistical Release H.15 ("TREASURY RATE") to calculate the Market Value Adjustment. We do so by comparing the Treasury Rate for a maturity equal to the
 Market Value Adjusted Fixed Guarantee Period at the time the Market Value Adjusted Fixed Guarantee Period Account is established with the Treasury Rate for the same maturity at the time the money is taken from the Market Value Adjusted Fixed Guarantee Period Account.

The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates have increased since the establishment of a Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment, together with any applicable withdrawal charges, premium taxes, and income tax withholdings could reduce the amount you receive upon full withdrawal from a Market Value Adjusted Fixed Guarantee Period Account to an amount less than the purchase payment used to establish that Market Value Adjusted Fixed Guarantee Period Account.

Generally, if at the time you establish a Market Value Adjusted Fixed Guarantee Period Account, the Treasury Rate for a maturity equal to that Market Value Adjusted Fixed Guarantee Period is higher than the applicable Treasury Rate at the time money is to be taken from the Market Value Adjusted Fixed Guarantee Period Account,


                                 34  PROSPECTUS
the Market Value Adjustment will be positive. Conversely, if at the time you establish a Market Value Adjusted Fixed Guarantee Period Account, the applicable Treasury Rate is lower than the applicable Treasury Rate at the time the money is to be taken from the Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment will be negative.

For example, assume that you purchase a Contract and allocate part of the initial purchase payment (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Market Value Adjusted Fixed Account Option to establish a 5-year Market Value Adjusted Fixed Guarantee Period Account. Assume that the 5-year Treasury Rate at that time is 4.50%. Next, assume that at the end of the 3rd year, you withdraw money from the Market Value Adjusted Fixed Guarantee Period Account. If, at that time, the 5-year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive. Conversely, if the 5-year Treasury Rate at that time is 4.80%, then the Market Value Adjustment will be negative.

The formula used to calculate the Market Value Adjustment and numerical examples illustrating its application are shown in Appendix B of this prospectus.

At the end of a Market Value Adjusted Fixed Guarantee Period, the Market Value Adjusted Fixed Guarantee Period Account expires and we will automatically transfer the money from such Guarantee Period Account to establish a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period, unless you notify us otherwise. The new Market Value Adjusted Fixed Guarantee Period Account will be established as of the day immediately following the expiration date of the expiring Market Value Adjusted Guarantee Period Account ("New Account Start Date.") If the Market Value Adjusted Fixed Guarantee Period is no longer being offered, we will establish a new Market Value Adjusted Fixed Guarantee Period Account with the next shortest Market Value Adjusted Fixed Guarantee Period available. Prior to the expiration date, we will send you a notice, which will outline the options available to you. During the 30-Day MVA Window a Market Value Adjustment will not be applied to transfers and withdrawals from the expiring Market Value Adjusted Fixed Guarantee Period Account and you may elect to:

.. transfer all or part of the money from the Market Value Adjusted Fixed
  Guarantee Period Account to establish a new Guarantee Period Account within the Standard Fixed Account Option or the Market Value Adjusted Fixed Account Option, if available; or

.. transfer all or part of the money from the Market Value Adjusted Fixed
  Guarantee Period Account to other investment alternatives available at the time; or

.. withdraw all or part of the money from the Market Value Adjusted Fixed
  Guarantee Period Account.  Withdrawal charges and taxes may apply.

The money in the Market Value Adjusted Fixed Guarantee Period Account will earn interest at the interest rate declared for the new Market Value Adjusted Fixed Guarantee Period Account from the New Account Start Date until the date we receive notification of your election. If we receive notification of your election to make a transfer or withdrawal from an expiring Market Value Adjusted Fixed Guarantee Period Account on or before the New Account Start Date, the transfer or withdrawal will be deemed to have occurred on the New Account Start Date. If we receive notification of your election to make a transfer or withdrawal from the expiring Market Value Adjusted Fixed Guarantee Period Account after the New Account Start Date, but before the expiration of the 30-Day MVA Window, the transfer or withdrawal will be deemed to have occurred on the day we receive such notice. Any remaining balance not withdrawn or transferred will earn interest for the term of the new Market Value Adjusted Fixed Guarantee Period Account, at the interest rate declared for such Account.
 If we do not receive notification from you within the 30-Day Window, we will assume that you have elected to transfer the amount in the expiring Market Value Adjusted Fixed Guarantee Period Account to establish a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period, and the amount in the new Market Value Adjusted Fixed Guarantee Period Account will continue to earn interest at the interest rate declared for the new Market Value Adjusted Fixed Guarantee Period Account, and will be subject to all restrictions of the Market Value Adjusted Fixed Account Option. If we no longer offer that Market Value Adjusted Fixed Guarantee Period, the Market Value Adjusted Fixed Guarantee Period for the new Market Value Adjusted Fixed Guarantee Period Account will be the next shortest term length we offer for the Market Value Adjusted Fixed Account Option at that time, and the interest rate will be the rate declared by us at that time for such term.


INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to the DCA Fixed Account Option or add to an existing Transfer Period Account. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make up to 12 transfers per Contract Year without charge. A transfer fee equal to 1.00% of the


                                 35  PROSPECTUS
amount transferred applies to each transfer after the 12th transfer in any Contract Year. This fee may be changed, but in no event will it exceed 2.00% of the amount transferred. Multiple transfers on a single Valuation Date are considered a single transfer for purposes of assessing the transfer fee. If you added the TrueReturn Option to your Contract, certain restrictions on transfers apply. See the "TrueReturn/SM/ Accumulation Benefit Option" section of this prospectus for more information.

The minimum amount that you may transfer from the Standard Fixed Account Option, Market Value Adjusted Fixed Account Option or a Variable Sub-Account is $100 or the total remaining balance in the Standard Fixed Account Option, Market Value Adjusted Fixed Account Option or the Variable Sub-Account, if less. These limitations do not apply to the DCA Fixed Account Option. The total amount that you may transfer or withdraw from a Standard Fixed Guarantee Period Account in a Contract Year is 30% of the amount used to establish that Guarantee Period Account. See "Standard Fixed Account Option". The minimum amount that can be transferred to the Standard Fixed Account Option and the Market Value Adjusted Fixed Account Option is $500.We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers from any Fixed Account Option for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year within each Income Plan. You may not convert any portion of your fixed income payments into variable income payments. You may not make transfers among Income Plans. You may make transfers from the variable income payments to the fixed income payments to increase the proportion of your income payments consisting of fixed income payments, unless you have selected the Income Protection Benefit Option.


TELEPHONE OR ELECTRONIC TRANSFERS
You may make transfers by telephone by calling 1-800-203-0068. The cut off time for telephone transfer requests is 3:00 p.m. Central time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


MARKET TIMING & EXCESSIVE TRADING
The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If we identify a pattern of market-timing or excessive trading activity, we will make further inquiry and may, depending on the circumstances, impose trading limitations as described below under "Trading Limitations" consistent with applicable law and the Contract. We will apply these limitations on a uniform basis to all Contract Owners we determine have engaged in market timing or excessive trading. Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable. Therefore, we cannot guarantee that we can prevent such trading activity in all cases or before it occurs.


                                 36  PROSPECTUS

TRADING LIMITATIONS
We reserve the right to limit transfers among the investment alternatives in any Contract year, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

.. we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


SHORT TERM TRADING FEES
We reserve the right to assess short-term trading fees in connection with transfers from Variable Sub-Accounts that occur within a certain number of days following the date of allocation to the Variable Sub-Accounts. Such fees may vary by Variable Sub-Account, but will only apply to those Variable Sub-Accounts corresponding to underlying mutual funds that assess such fees.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount on a regular basis from any Variable Sub-Account or any Fixed Account Option to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Fixed Account Options. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Putnam VT Income Variable Sub-Account and 60% to be in the Oppenheimer Aggressive Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Putnam VT Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings in a Contract or Contracts rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Putnam VT Income Variable Sub-Account for the appropriate Contract(s) and use the money to buy more units in the Oppenheimer Aggressive Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The transfers made under the program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


                                 37  PROSPECTUS

EXPENSES
--------------------------------------------------------------------------------

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $30 contract maintenance charge from your assets invested in the Putnam VT Money Market Variable Sub-Account. If there are insufficient assets in that Variable Sub-Account, we will deduct the balance of the charge proportionally from the other Variable Sub-Accounts. We also will deduct this charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract Owners and regulatory agencies. We cannot increase the charge. We will waive this charge:

.. for the remaining term of the Contract once your total purchase payments to the Contract equal $50,000 or more; or

.. for a Contract Anniversary, if on that date, your entire Contract Value is allocated to the Fixed Account Options, or after the Payout Start Date, if all income payments are fixed income payments.

We also reserve the right to waive this charge if you own more than one Contract and the Contracts meet certain minimum dollar amount requirements. In addition, we reserve the right to waive this charge for all Contracts.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.19% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We may increase this charge for Contracts issued in the future, but in no event will it exceed 0.35%. We guarantee that after your Contract is issued we will not increase this charge for your Contract.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. We assess mortality and expense risk charges during the Accumulation and Payout Phases of the Contract, except as noted below. The annual mortality and expense risk charge for the Contracts without any optional benefit are as follows:

ALLSTATE ADVISOR                             1.10%
---------------------------------------------------
ALLSTATE ADVISOR PLUS                        1.40%
---------------------------------------------------
ALLSTATE ADVISOR PREFERRED
(5-YEAR WITHDRAWAL CHARGE OPTION)            1.40%
---------------------------------------------------
ALLSTATE ADVISOR PREFERRED
(3-YEAR WITHDRAWAL CHARGE OPTION)            1.50%
---------------------------------------------------
ALLSTATE ADVISOR PREFERRED                   1.60%
(NO WITHDRAWAL CHARGE OPTION)
---------------------------------------------------


The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. The mortality and expense risk charge also helps pay for the cost of the Credit Enhancement under the ALLSTATE ADVISOR PLUS CONTRACT. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the optional benefits to compensate us for the additional risk that we accept by providing these options.

You will pay additional mortality and expense risk charges if you add any optional benefits to your Contract. The additional mortality and expense risk charge you pay will depend upon which of the options you select:

.. MAV Death Benefit Option: The current mortality and expense risk charge for this option is 0.20%. For Contract Owners who added the MAV Death Benefit Option prior to May 1, 2003, the mortality and expense risk charge is 0.15%. This charge may be increased, but will never exceed 0.30%. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract. We deduct the charge for this option only during the Accumulation Phase.

.. Enhanced Beneficiary Protection (Annual Increase) Option:  The current mortality and expense risk charge for this option is 0.30%. For Contract Owners who added the Enhanced Beneficiary Protection (Annual Increase) Option prior to May 1, 2003, the mortality and expense risk charge is 0.15%. This
   charge will never exceed 0.30%.   We  guarantee that we will not increase the
  mortality and expense risk charge for this option after you have added it to your Contract. We deduct the charge for this option only during the Accumulation Phase.


                                 38  PROSPECTUS

.. Earnings Protection Death Benefit Option: The current mortality and expense risk charge for this option is:

  . 0.25% (maximum of 0.35%) if the oldest Contract Owner and oldest Annuitant are age 70 or younger on the Rider Application Date;

  . 0.40% (maximum of 0.50%) if the oldest Contract Owner or oldest Annuitant is age 71 or older and both are age 79 or younger on the Rider Application Date.

  The charges may be increased but they will never exceed the maximum charges shown above. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract. However, if your spouse elects to continue the Contract in the event of your death and if he or she elects to continue the Earnings Protection Death Benefit Option, the charge will be based on the ages of the oldest new Contract Owner and the oldest Annuitant at the time the Contract is continued. Refer to the Death
  Benefit Payments provision in this prospectus for more information.   We
  deduct the charge for this option only during  the Accumulation Phase.

.. Spousal Protection Benefit Option: Currently, there is no charge for this benefit. We may assess a charge of up to 0.15% for the Spousal Protection Benefit Option. This charge will only be deducted during the Accumulation Phase of your Contract. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract.

.. Income Protection Benefit Option: The current mortality and expense risk charge for this option is 0.50%. This charge may be increased, but will never exceed 0.75%. We guarantee that we will not increase the mortality and expense risk for this option after you have added it to your Contract. The charge will be deducted only during the Payout Phase.


TRUERETURN/SM/ ACCUMULATION BENEFIT OPTION FEE
We charge a separate annual Rider Fee for the TrueReturn Option. The current annual Rider Fee is 0.50% of the Benefit Base. We deduct the Rider Fee on each Contract Anniversary during the Rider Period or until you terminate the Option, if earlier. We reserve the right to increase the Rider Fee to up to 1.25%. We currently charge the same Rider Fee regardless of the Rider Period and Guarantee Option you select, however we reserve the right to charge different fees for different Rider Periods and Guarantee Options in the future. However, once we issue your Option, we cannot change the Rider Fee that applies to your Contract. If you elect to exercise the Rider Trade-In Option, the new Rider Fee will be based on the Rider Fee percentage applicable to a new TrueReturn Option at the time of trade-in.

The Rider Fee is deducted only from the Variable Sub-Account(s) on a pro rata basis in the proportion that your value in each Variable Sub-Account bears to your total value in all Variable Sub-Accounts. Rider Fees will decrease the number of Accumulation Units in each Variable Sub-Account. If you terminate this Option prior to the Rider Maturity Date on a date other than a Contract Anniversary, we will deduct an entire Rider Fee from your Contract Value on the date the Option is terminated. However, if the Option is terminated due to death of the Contract Owner or Annuitant, we will not charge a Rider Fee unless the date we receive a Complete Request for Settlement of the Death Proceeds is also a Contract Anniversary. If the Option is terminated on the Payout Start Date, we will not charge a Rider Fee unless the Payout Start Date is also a Contract Anniversary. Additionally, if you elect to exercise the Rider Trade-In Option and cancel the Option on a date other than a Contract Anniversary, we will not deduct a Rider Fee on the date the Option is terminated. Refer to the "TrueReturn/SM/ Accumulation Benefit Option" section of this prospectus for more information.


RETIREMENT INCOME GUARANTEE OPTION FEE
We discontinued offering the Retirement Income Guarantee Options as of January 1, 2004 (up to May 1, 2004 in certain states). Fees described below apply to Contract Owners who selected an Option prior to January 1, 2004 (up to May 1, 2004 in certain states). We impose a separate annual Rider Fee for RIG 1 and RIG
2. The current annual Rider Fee for RIG 1 is 0.40% of the Income Base on each Contract Anniversary. For Contract Owners who added RIG 1 prior to May 1, 2003, the annual Rider Fee is 0.25%. The current annual Rider Fee for RIG 2 is 0.55% of the Income Base on each Contract Anniversary. For Contract Owners who added RIG 2 prior to May 1, 2003, the annual Rider Fee is 0.45%. See "Retirement Income Guarantee Options" for details.

We deduct the Rider Fees only from the Variable Sub-Account(s) on a pro-rata basis. For the initial Contract Anniversary after the Rider Date, we will deduct a fee pro rated to reflect the number of full months (30-day periods) from the Rider Date to the Contract Anniversary. In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal the Rider Fee multiplied by the appropriate Income Base immediately prior to the withdrawal pro rated to reflect the number of full months (30-day periods) the Option was in effect during the current Contract Year. We will not deduct the Rider Fee during the Payout Phase.


TRANSFER FEE
We impose a fee upon transfers in excess of 12 during any Contract Year. The current fee is equal to 1.00% of the dollar amount transferred. This fee may be increased, but in no event will it exceed 2.00% of the dollar amount


                                 39  PROSPECTUS
transferred. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE
We may assess a withdrawal charge from the purchase payment(s) you withdraw.
 The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the withdrawal charges applicable to each Contract appears on page 45. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower.

Withdrawals also may be subject to tax penalties or income tax. You should consult with your tax counsel or other tax advisor regarding any withdrawals.

Withdrawals from the Market Value Adjusted Fixed Account Option may be subject to a market value adjustment. Refer to page 70 for more information on market value adjustments.


FREE WITHDRAWAL AMOUNT
You can withdraw up to the Free Withdrawal Amount each Contract Year without paying the withdrawal charge. The Free Withdrawal Amount for a Contract Year is equal to 15% of all purchase payments (excluding Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) that are subject to a withdrawal charge as of the beginning of that Contract Year, plus 15% of the purchase payments added to the Contract during the Contract Year. The withdrawal charge applicable to Contracts owned by Charitable Remainder Trusts is described below.

Purchase payments no longer subject to a withdrawal charge will not be used to determine the Free Withdrawal Amount for a Contract Year, nor will they be assessed a withdrawal charge, if withdrawn. The Free Withdrawal Amount is not available in the Payout Phase.

You may withdraw up to the Free Withdrawal Amount in each Contract Year it is available without paying a withdrawal charge; however, the amount withdrawn may be subject to a Market Value Adjustment or applicable taxes. If you do not withdraw the entire Free Withdrawal Amount in a Contract Year, any remaining portion may not be carried forward to increase the Free Withdrawal Amount in a later Contract Year.

For purposes of assessing the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first as follows:

1)   Purchase payments that no longer are subject to withdrawal charges;

2)   Free Withdrawal Amount (if available);

3) Remaining purchase payments subject to withdrawal charges, beginning with the oldest purchase payment;

4)   Any earnings not previously withdrawn.

However, for federal income tax purposes, earnings are considered to come out first, which means that you will pay taxes on the earnings portion of your withdrawal.

If the Contract Owner is a Charitable Remainder Trust, the Free Withdrawal Amount in a Contract Year is equal to the greater of:

.. The Free Withdrawal Amount described above; or

.. Earnings as of the beginning of the Contract Year that have not been previously withdrawn.

For purposes of assessing the withdrawal charge for a Charitable Remainder Trust-Owned Contract, we will treat withdrawals as coming from the earnings first and then the oldest purchase payments as follows:

1) Earnings not previously withdrawn;

2) Purchase payments that are no longer subject to withdrawal charges;

3) Free Withdrawal Amount in excess of earnings;

4) Purchase payments subject to withdrawal charges, beginning with the oldest purchase payment.

If you have selected the ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION, there are no withdrawal charges applicable and, therefore, no Free Withdrawal Amount. Amounts withdrawn may be subject to a Market Value Adjustment or applicable taxes.


ALL CONTRACTS
We do not apply a withdrawal charge in the following situations:

.. the death of the Contract Owner or Annuitant (unless the Settlement Value is used);

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract;
  or

.. withdrawals that qualify for one of the waivers described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts, and to help defray the cost of the Credit Enhancement for the ALLSTATE ADVISOR PLUS CONTRACTS. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals taken prior to the Payout Start Date are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an


                                 40  PROSPECTUS
additional 10% federal tax penalty. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


CONFINEMENT WAIVER. We will waive the withdrawal charge on any applicable withdrawal taken under your Contract if the following conditions are satisfied:

1. you or the Annuitant, if the Contract Owner is not a living person, are first confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date,

2. we receive your request for withdrawal and written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital, and

3. a physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).


TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge on any applicable withdrawal under your Contract if:

1. you or the Annuitant, if the Contract Owner is not a living person, are diagnosed by a physician as having a terminal illness (as defined in the Contract) at least 30 days after the Issue Date, and

2. you provide adequate proof of diagnosis to us before or at the time you request the withdrawal.


UNEMPLOYMENT WAIVER. We will waive the withdrawal charge on one partial or a full withdrawal taken under your Contract, if you meet the following requirements:

1. you or the Annuitant, if the Contract Owner is not a living person, become unemployed at least one year after the Issue Date,

2. you or the Annuitant receive Unemployment Compensation for at least 30 days as a result of that unemployment, and

3. you or the Annuitant claim this benefit within 180 days of your or the Annuitant's initial receipt of Unemployment Compensation.

Before we will waive any withdrawal charges, you must give us Due Proof prior to, or at the time of, the withdrawal request, that you or the Annuitant have been unemployed and have been granted Unemployment Compensation for at least 30 consecutive days.

"UNEMPLOYMENT COMPENSATION" means unemployment compensation received from a unit of state or federal government in the U.S. "DUE PROOF" includes, but is not limited to, a legible photocopy of an unemployment compensation payment that meets the above described criteria with regard to dates and a signed letter from you stating that you or the Annuitant meet the above described criteria.

You may exercise this benefit once over the term of the Contract. Amounts withdrawn may be subject to Market Value Adjustments.

These waivers do not apply under the ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not pay a withdrawal charge because of these waivers, a Market Value Adjustment may apply and you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax advisor to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. We may some time in the future discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract Value in the investment alternative bears to the total Contract Value.


DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the "Taxes" section of this prospectus.


OTHER EXPENSES
Each Portfolio deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the


                                 41  PROSPECTUS

Portfolios. For a summary of Portfolio annual expenses see page 13. Allstate Life or the principal underwriter of the Contracts, Allstate Distributors, may receive compensation from the investment advisers, administrators or distributors, or their affiliates, of the Portfolios in connection with the administrative, distribution (12b-1), or other services Allstate Distributors or we provide to the Portfolios.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 43.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, adjusted by any applicable Market Value Adjustment, less any applicable withdrawal charges, income tax withholding, penalty tax, contract maintenance charge, Rider Fee, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances. You can withdraw money from the Variable Account or the Fixed Account Option(s) available under your Contract. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges, fees and taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time.

Withdrawals from the Standard Fixed Account Option may be subject to a restriction. See "Standard Fixed Account Options" on page 33.

Withdrawals taken prior to the Payout Start Date are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal penalty tax. If any withdrawal reduces your Contract Value to less than $1,000, we will treat the request as a withdrawal of the entire Contract Value. If you request a total withdrawal, we may require that you return your Contract to us. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

2. An emergency exists as defined by the SEC, or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Option(s) available under your Contract for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-800-203-0068 for more information.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges and applicable taxes.


                                 42  PROSPECTUS

INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that we apply your Contract Value adjusted by any applicable Market Value Adjustment and less applicable taxes to an Income Plan. The first income payment must occur at least 30 days after the Issue Date. The Payout Start Date may be no later than:

.. the Annuitant's 99th birthday, or

.. the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of payments made on a scheduled basis to you or to another person designated by you. You may select more than one Income Plan. If you choose more than one Income Plan, you must specify what proportions of your Contract Value, adjusted by any Market Value Adjustment and less any applicable taxes, should be allocated to each such Income Plan. For tax reporting purposes, your cost basis and any gain on the Contract will be allocated proportionally to each Income Plan you select based on the proportion of your Contract Value applied to each such Income Plan. We reserve the right to limit the number of Income Plans that you may select. If you choose to add the Income Protection Benefit Option, certain restrictions may apply as described under "Income Protection Benefit Option," below. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with a Guaranteed Payment Period of 10 years. If any Contract Owner dies during the Payout Phase, the new Contract Owner will be the surviving Contract Owner. If there is no surviving Contract Owner, the new Contract Owner will be the Beneficiary(ies) as described in the "Beneficiary" section of this prospectus. Any remaining income payments will be paid to the new Contract Owner as scheduled. Income payments to Beneficiaries may be subject to restrictions established by the Contract Owner. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Currently seven Income Plans are available. Depending on the Income Plan(s) you choose, you may receive:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.

The seven Income Plans are:


INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies in the Payout Phase, we will continue to pay income payments until the guaranteed number of payments has been paid. The number of months guaranteed ("Guaranteed Payment Period") may range from 0 to 360 months. If the Annuitant is age 90 or older as of the Payout Start Date, the Guaranteed Payment Period may range from 60 to 360 months.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED NUMBER OF

PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the Income Plan was selected, lives. If both the Annuitant and joint Annuitant die in the Payout Phase, we will continue to pay the income payments until the guaranteed number of payments has been paid. The Guaranteed Payment Period may range from 0 to 360 months. If either the Annuitant or joint Annuitant is age 90 or older as of the Payout Start Date, the Guaranteed Payment Period may range from 60 to 360 months. You may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the amount of each income payment initially will be higher but a reduction will take place at the later of 1) the death of an Annuitant; or 2) at the end of the guaranteed payment period.


INCOME PLAN 3 - GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. The shortest number of months guaranteed is 60 (120 if the Payout Start Date occurs prior to the third Contract Anniversary). The longest number of months guaranteed is 360 or the number of months between the Payout Start Date and the date that the Annuitant reaches age 100, if greater. In no event may the number of months guaranteed exceed 600. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-Account supporting this Income Plan even though we may not bear any mortality risk. You may make withdrawals, change the length of the guaranteed payment period, or change the frequency of income payments under Income Plan 3.
 See "Modifying Payments" and "Payout Withdrawals" below for more details.


                                 43  PROSPECTUS

INCOME PLAN 4 -LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the death of the Annuitant. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Payments under this plan are available only as fixed income payments.


INCOME PLAN 5 -JOINT LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the deaths of both the Annuitant and joint Annuitant. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments.


INCOME PLAN 6 -LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the death of the Annuitant, or
(2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Payments under this plan are available only as fixed income payments.


INCOME PLAN 7 - JOINT LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the deaths of both the Annuitant and joint Annuitant, or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments.

If you choose an Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is alive before we make each payment. Please note that under Income Plans 1 and 2, if you do not select a Guaranteed Payment Period, it is possible that the payee could receive only one income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only two income payments if they die before the third income payment, and so on.

The length of any Guaranteed Payment Period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer Guarantee Payment Periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a specified Guaranteed Payment Period.


MODIFYING PAYMENTS
After the Payout Start Date, you may make the following changes under Income Plan 3:

.. You may request to modify the length of the Guaranteed Payment Period.
   Currently, we allow you to make this change once each Contract Year. We reserve the right to change this practice at any time without prior notice.
   If you elect to change the length of the Guaranteed Payment Period, the new Guaranteed Payment Period must be within the original minimum and maximum period you would have been permitted to select on the Payout Start Date.
   However, the maximum payment period permitted will be shortened by the period elapsed since the original Guaranteed Payment Period began. If you change the length of your Guaranteed Payment Period, we will compute the present value of your remaining payments, using the same assumptions we would use if you were terminating the income payments, as described in Payout Withdrawal. We will then adjust the remaining payments to equal what that value would support based on those same assumptions and based on the revised Guaranteed Payment Period.

.. You may request to change the frequency of your payments. We currently allow you to make this change once each Contract Year. We reserve the right to change this practice at any time without prior notice.

Changes to either the frequency of payments or length of the Guaranteed Payment Period will result in a change to the payment amount and may change the amount of each payment that is taxable to you.

Modifying payments of this Contract may not be allowed under qualified plans. In order to satisfy required minimum distributions ("RMD") under current Treasury regulations, once income payments have begun over a Guaranteed Payment Period, the Guaranteed Payment Period may not be changed even if the new period is shorter than the maximum permitted. Please consult with a competent tax advisor prior to making a request to modify payments if your Contract is subject to RMD requirements.

Any change to either the frequency of payments or length of a Guaranteed Payment Period will take effect on the next payment date after we accept the requested change.


PAYOUT WITHDRAWAL
You may terminate all or a portion of the income payments being made under Income Plan 3 at any time and withdraw their present value ("withdrawal value"), subject to a Payout Withdrawal Charge, by writing to us


                                 44  PROSPECTUS

("Payout Withdrawal"). For variable income payments, the withdrawal value is equal to the present value of the variable income payments being terminated, calculated using a discount rate equal to the assumed investment rate that was used in determining the initial variable payment. For fixed income payments, the withdrawal value is equal to the present value of the fixed income payments being terminated, calculated using a discount rate equal to the applicable current interest rate. The applicable current interest rate is the rate we are using on the date we receive your Payout Withdrawal request to determine income payments for a new annuitization with a payment period equal to the remaining payment period of the income payments being terminated.

A Payout Withdrawal must be at least $50. If any Payout Withdrawal reduces the value of the remaining income payments to an amount not sufficient to provide an initial payment of at least $20, we reserve the right to terminate the Contract and pay you the present value of the remaining income payments in a lump sum. If you withdraw the entire value of the remaining income payments, the Contract will terminate.

You must specify the investment alternative(s) from which you wish to make a Payout Withdrawal. If you withdraw a portion of the value of your remaining income payments, the payment period will remain unchanged and your remaining payment amounts will be reduced proportionately.


PAYOUT WITHDRAWAL CHARGE
To determine the Payout Withdrawal Charge, we assume that purchase payments are withdrawn first, beginning with the oldest payment. When an amount equal to all purchase payments have been withdrawn, additional withdrawals will not be assessed a Payout Withdrawal Charge.



Payout Withdrawals will be subject to a Payout Withdrawal Charge for each Contract as follows:

                        Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable Charge:
Contract:                    0           1           2           3           4           5           6          7           8+
-----------------------------------------------------------------------------------------------------------------------------------
Allstate Advisor              7%          7%          6%          5%          4%          3%        2%           0%         0%
Allstate Advisor Plus       8.5%        8.5%        8.5%        7.5%        6.5%        5.5%        4%         2.5%         0%
Allstate Advisor
 Preferred with:
 5-Year Withdrawal
 Charge Option                7%          6%          5%          4%          3%          0%
 3-Year Withdrawal
 Charge Option                7%          6%          5%          0%
 No Withdrawal Charge
 Option                                                                   None




ADDITIONAL INFORMATION. We may make other Income Plans available. You may obtain information about them by writing or calling us. On the Payout Start Date, you must specify the portion of the Contract Value to be applied to variable income payments and the portion to be applied to fixed income payments. For the portion of your Contract Value to be applied to variable income payments, you must also specify the Variable Sub-Accounts on which to base the variable income payments as well as the allocation among those Variable Sub-Accounts. If you do not choose how the Contract Value is to be applied, then the portion of the Contract Value in the Variable Account on the Payout Start Date will be applied to variable income payments, according to the Variable Sub-Account allocations as of the Payout Start Date, and the remainder of the Contract Value will be applied to fixed income payments.

We will apply your Contract Value, adjusted by any applicable Market Value Adjustment, less applicable taxes to your Income Plan(s) on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Value is less than $2,000 when it is applied to the Income Plan(s) you choose, or not enough to provide an initial payment of at least $20 when it is applied to the Income Plan(s) you choose, and state law permits, we may:

.. terminate the Contract and pay you the Contract Value, adjusted by any applicable Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

.. reduce the frequency of your payments so that each payment will be at least
  $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience or (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments, which may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) under some of the Income Plans, we make income payments only so long as an


                                 45  PROSPECTUS

Annuitant is alive or any applicable Guaranteed Payment Period has not yet expired.

In calculating the amount of the periodic payments in the annuity tables in the Contracts, we used an assumed investment rate ("AIR", also known as benchmark rate) of 3%. Currently, you may choose either a 6%, 5%, or 3% AIR per year. If you select the Income Protection Benefit Option, however, the 3% AIR must apply.
 The 6% and 5% AIR may not be available in all states (check with your representative for availability). Currently, if you do not choose one, the 5% AIR will automatically apply (except in states in which the 5% AIR is not available; in those states, the 3% AIR will automatically apply). You may not change the AIR after you have selected an Income Plan.

We reserve the right to offer other assumed investment rates. If the actual net investment return of the Variable Sub-Accounts you choose is less than the AIR, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the AIR. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. With a higher AIR, your initial income payment will be larger than with a lower AIR. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower AIR.

Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

You may also elect a variable income payment stream consisting of level monthly, quarterly or semi-annual payments. If you elect to receive level monthly, quarterly or semi-annual payments, the payments must be recalculated annually. You may only elect to receive level payments at or before the Payout Start Date. If you have elected level payments for an Income Plan(s), you may not make any variable to fixed payment transfers within such Income Plan(s). We will determine the amount of each annual payment as described above, place this amount in our general account, and then distribute it in level monthly, quarterly or semi-annual payments. The sum of the level payments will exceed the annual calculated amount because of an interest rate factor we use, which may vary from year to year, but will not be less than 2% per year. We do not allow withdrawals of the annual amount unless you make a full or partial withdrawal request of the value of the remaining payments under Income Plan 3. Withdrawals will be assessed a Payout Withdrawal Charge, if applicable. If the Annuitant dies while you are receiving level payments, you will not be entitled to receive any remaining level payments for that year (unless the Annuitant dies before the end of the Guaranteed Payment Period). For example, if you have selected Income Plan 1 with no Guaranteed Payment Period and the Annuitant dies during the year, the Beneficiary will not be entitled to receive the remaining level payments for that year.


INCOME PROTECTION BENEFIT OPTION
We offer an Income Protection Benefit Option, which may be added to your Contract on the Payout Start Date for an additional mortality and expense risk charge if you have selected variable income payments subject to the following conditions:

.. The Annuitant and joint Annuitant, if applicable, must be age 75 or younger on the Payout Start Date.

.. You must choose Income Plan 1 or 2, and the Guaranteed Payment Period must be for at least 120 months, unless the Internal Revenue Service requires a different payment period.

.. You may apply the Income Protection Benefit Option to more than one Income
  Plan.

.. The AIR must be 3% for the Income Plan(s) to which you wish to apply this benefit.

.. You may only add the Income Protection Benefit Option on the Payout Start Date and, once added, the option cannot be cancelled.

.. You may not convert variable income payments to fixed income payments.

If you select the Income Protection Benefit Option, we guarantee that your variable income payments under each of the Income Plans to which the option is applied will never be less that 85% of the initial variable amount income value ("Income Protection Benefit"), as calculated on the Payout Start Date under such Income Plans. See Appendix C for numerical examples that illustrate how the Income Protection Benefit is calculated.

If you add the Income Protection Benefit Option to your Contract, the mortality and expense risk charge during the Payout Phase will be increased. The charge for the Income Protection Benefit Option will apply only to the Income Plan(s) to which the option has been applied. Currently, the charge for this option is 0.50%. We may change the amount we charge, but it will not exceed 0.75%. Once the option is issued, we will not increase what we charge you for the benefit.

In order to ensure that we achieve adequate investment diversification ("INCOME PROTECTION DIVERSIFICATION REQUIREMENT"), we reserve the right, in our sole discretion, to impose limitations on the investment alternatives in which you may invest during the Payout Phase with respect to the assets supporting the variable income payments to which the Income Protection Benefit Option applies. These limitations may include, but are not limited to, maximum investment limits on certain Variable Sub-Accounts, exclusion of certain Variable Sub-Accounts, required minimum allocations to certain Variable Sub-Accounts, and/or the required use of Automatic Portfolio Rebalancing.


                                 46  PROSPECTUS

To achieve our Income Protection Diversification Requirement, we have divided the Variable Sub-Accounts into three separate categories: "unrestricted," "restricted" and "excluded." Currently, we require that you allocate between 30% to 100% of the assets supporting your variable income payments to the unrestricted Variable Sub-Accounts in any manner you choose. You may allocate up to 70% of the assets supporting your variable income payments to the restricted Variable Sub-Accounts. You may not, however, allocate more than 20% of the assets supporting your variable income payments to any one of the restricted Variable Sub-Accounts. You may not allocate ANY PORTION of the assets supporting your variable income payments to the excluded Variable Sub-Accounts.

In the following three tables, we list our current Income Protection Diversification Requirement:


UNRESTRICTED VARIABLE SUB-ACCOUNTS. There is no limit to the amount of assets supporting your variable income payments that you may allocate to any one or more of the following Variable Sub-Accounts. Currently, we require that you allocate AT LEAST 30% of the assets supporting your variable income payments to this category.

  FTVIP Franklin U.S. Government

  FTVIP Templeton Global Income Securities*

  Oppenheimer Strategic Bond

  Putnam VT Income

  Putnam VT Money Market

  Van Kampen LIT Money Market


RESTRICTED VARIABLE SUB-ACCOUNTS. You may allocate up to 70% of the amount of assets supporting your variable income payments to the following Variable Sub-Accounts. Currently, you may not allocate more than 20% of the amount of assets supporting your variable income payments to any one of the restricted Variable Sub-Accounts.

  FTVIP Franklin Income Securities

  FTVIP Franklin Growth and Income Securities

  FTVIP Franklin Small Cap*

  FTVIP Franklin Small Cap Value Securities

  FTVIP Mutual Shares Securities

  FTVIP Templeton Foreign Securities

  Oppenheimer Balanced

  Oppenheimer Capital Appreciation

  Oppenheimer Global Securities

  Oppenheimer High Income

  Oppenheimer Main Street

  Oppenheimer Main Street Small Cap

  Putnam VT Global Asset Allocation

  Putnam VT Growth and Income

  Putnam VT High Yield

  Putnam VT International Equity

  Putnam VT Investors

  Putnam VT New Value

  Putnam VT Research

  Putnam VT The George Putnam Fund of Boston

  Putnam VT Utilities Growth and Income

  Putnam VT Voyager

  Van Kampen LIT Comstock

  Van Kampen LIT Growth and Income

  Van Kampen UIF Equity and Income

  Van Kampen UIF Equity Growth (Class I & II)**

  Van Kampen UIF Global Franchise

  Van Kampen UIF U.S. Mid Cap Value (Class I & II)**

  Van Kampen UIF U.S. Real Estate


EXCLUDED VARIABLE SUB-ACCOUNTS. Currently, none of the following Variable Sub-Accounts are available to support variable income payments.

  FTVIP Templeton Developing Markets Securities

  Oppenheimer Aggressive Growth

  Putnam VT Health Sciences

  Putnam VT New Opportunities

  Putnam VT Vista

  Van Kampen LIT Aggressive Growth

  Van Kampen LIT Emerging Growth

  Van Kampen UIF Emerging Markets Debt

  Van Kampen UIF Small Company Growth

* Effective May 1, 2003, the FTVIP Franklin Small Cap Fund (Class 2) and FTVIP Templeton Global Income Securities Fund (Class 2) are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If you are currently enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing or dollar cost averaging, we will continue to effect automatic transactions to the Portfolios in accordance with that program.

**The Van Kampen UIF Equity Growth Variable Sub-Account (Class II) and the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account (Class II) are offered with Contracts issued on or after May 1, 2004. Contract


                                 47  PROSPECTUS

Owners of Contracts issued prior to May 1, 2004 may only invest in the Van Kampen UIF Equity Growth Variable Sub-Account (Class I) and the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account (Class I).

You must use quarterly Automatic Portfolio Rebalancing to meet our Income Protection Diversification Requirement. On the date of each rebalancing, we will reallocate the amount of the assets supporting your variable income payments according to the rebalancing percentages you have selected, subject to the then current restrictions and exclusions in effect. We expect that the restrictions and exclusions for each category will change from time to time. Any change in these restrictions and exclusions will become effective no later than the next regularly scheduled rebalancing of your Variable Sub-Account choices on or immediately after the date of change.

The Income Protection Diversification Requirement is based on a model. We may use a model developed and maintained by us or we may elect to use a model developed or provided by an independent third party. We will notify you at least 30 days before we make any change to our Income Protection Diversification Requirement.

We may determine which Variable Sub-Accounts are eligible for each category or we may elect to follow the recommendations of an independent third party. We may at any time make new determinations as to which Variable Sub-Accounts are unrestricted, restricted or excluded. We may do so for a variety of reasons including, but not limited to, a change in the investment objectives or policies of a Portfolio, or the failure, in our sole determination, of such Portfolio to invest in accordance with its stated investment objective or policies.

Transfers made for purposes of meeting the Income Protection Diversification Requirement will not count towards the number of free transfers you may make each Contract Year. See "Investment Alternatives: Transfers," on page 35, for additional information.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. The guaranteed income payment amounts will change if the frequency of payments or the length of the payment period changes.

We calculate the fixed income payments by:

.. adjusting the portion of the Contract Value in any Fixed Account Option on the Payout Start Date by any applicable Market Value Adjustment;

.. deducting any applicable taxes; and

.. applying the resulting amount to the greater of (a) the appropriate income payment factor for the selected Income Plan from the Income Payment Table in your Contract or (b) such other income payment factor as we are offering on the Payout Start Date.

We may defer your request to make a withdrawal from fixed income payments for a period of up to 6 months or whatever shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

RETIREMENT INCOME GUARANTEE OPTIONS Effective January 1, 2004, we ceased offering the Retirement Income Guarantee Options ("RIG 1" and "RIG 2"), except in a limited number of states. Effective May 1, 2004, the RIG 1 and RIG 2 Options are no longer available in any state. If you added a Retirement Income Guarantee Option to your Contract prior to January 1, 2004 (up to May 1, 2004 in certain states), your Option will continue to apply to your Contract. Also, effective January 1, 2004, we discontinued the Trade-In Program, except for Contract Owners who added RIG 1 or RIG 2 prior to May 1, 2003. For Contract Owners who added RIG 1 or RIG 2 on or after May 1, 2003, you may cancel your RIG 1 or RIG 2 Option during the 60-day period following your next 3rd Contract Anniversary after January 1, 2004. If you do not cancel the Option during this 60-day period, you will not be permitted to cancel it later. Please check with your sales representative for details. The following describes the Retirement Income Guarantee Options for Contract Owners who elected the Option prior to January 1, 2004 (up to May 1, 2004 in certain states).

We refer to the issue date of the option as the "RIDER DATE." You may add only one Retirement Income Guarantee Option to your Contract. The oldest Contract Owner and oldest Annuitant must be age 75 or younger on the Rider Application Date. Once you add a rider to your Contract, it may not be cancelled except during the 60-day period following the next 3/RD/ Contract Anniversary after January 1, 2004, as described above.

WE RESERVE THE RIGHT TO IMPOSE LIMITATIONS ON THE INVESTMENT ALTERNATIVES IN WHICH YOU MAY INVEST AS A CONDITION OF THESE OPTIONS. THESE RESTRICTIONS MAY INCLUDE, BUT ARE NOT LIMITED TO, MAXIMUM INVESTMENT LIMITS ON CERTAIN INVESTMENT ALTERNATIVES, EXCLUSION OF CERTAIN INVESTMENT ALTERNATIVES, REQUIRED MINIMUM ALLOCATIONS TO CERTAIN VARIABLE SUB-ACCOUNTS AND/OR THE AUTOMATIC PORTFOLIO REBALANCING. CURRENTLY, NO SUCH RESTRICTIONS ARE BEING IMPOSED.

For each option, an "INCOME BASE" is calculated, which is used only for the purpose of calculating the "GUARANTEED RETIREMENT INCOME BENEFIT" and the appropriate "RIDER FEE," all defined below. The Income Base does not provide a Contract Value or guarantee performance of any investment option. The Income Base for RIG 1 and RIG 2 are described in more detail below.

You may apply the Income Base less applicable taxes to an Income Plan on the Payout Start Date and receive the Guaranteed Retirement Income Benefit if all of the following conditions are satisfied:


                                 48  PROSPECTUS

.. The Payout Start Date must be on or after the 10/th/ Contract Anniversary of the Rider Date.

.. The Payout Start Date must occur during the 30-day period following a Contract
  Anniversary.

.. The oldest Annuitant must be age 99 or younger as of the Payout Start Date.

.. You must select Fixed Amount Income Payments only.

.. You must select Income Plan 1 or 2, with a Guaranteed Payment Period of at least:

  . 120 months, if the youngest Annuitant is age 80 or younger as of the Payout Start Date; or

  . 60 months, if the youngest Annuitant is older than age 80 as of the Payout Start Date.

The "GUARANTEED RETIREMENT INCOME BENEFIT" is determined by applying the Income Base, less any applicable taxes, to the appropriate monthly income payment factor shown in the Income Payment Tables in your Contract for the selected Income Plan.

If a different payment frequency (quarterly, semi-annual, or annual) or different Income Plan is selected, an income payment factor for the selected payment frequency and Income Plan is determined on the same mortality and interest rate basis as the Income Payment Tables shown in your Contract.

On the Payout Start Date, the income payments for the selected Income Plan will be the greater of:

.. The Guaranteed Retirement Income Benefit; or

.. For fixed income payments, the Contract Value, adjusted by any applicable
  Market Value Adjustment, less any applicable taxes is applied to the greater of: the appropriate income payment factor for the selected Income Plan from the income payment tables in your Contract, or an income payment factor for the selected Income Plan that we are offering on the Payout Start Date.

We assess an annual Rider Fee if you selected one of the Retirement Income Guarantee Options. The Rider Fee is deducted on each Contract Anniversary on a pro rata basis from each of the Variable Sub-Accounts in which your Contract Value is invested on that date. The Rider Fee will decrease the number of Accumulation Units in each Variable Sub-Account. The Rider Fee is deducted only during the Accumulation Phase of the Contract. For the first Contract Anniversary following the Rider Date, the Rider Fee will be prorated based on the number of full months (30 day periods) between the Rider Date and the first Contract Anniversary after the Rider Date. In the case of a full withdrawal of the Contract Value, the Rider Fee is prorated based on the number of full months (30 day periods) between the Contract Anniversary immediately prior to the withdrawal and the date of the withdrawal.

The current Rider Fee for RIG 1 is 0.40% of the Income Base on each Contract Anniversary (0.25% for Contract Owners who added RIG 1 prior to May 1, 2003). The current Rider Fee for the RIG 2 is 0.55% of the Income Base on each Contract Anniversary (0.45% for Contract Owners who added RIG 2 prior to May 1, 2003). These options will terminate and the corresponding Rider Fee will cease on the earliest of the following to occur:

.. The date the Contract is terminated;

.. If the Contract is not continued in the Accumulation Phase under either the Death of Owner or Death of Annuitant provisions of the Contract. The option will terminate on the date we determine the Death Proceeds;

.. The Payout Start Date; or

.. For Contract Owners who added a RIG 1 or RIG 2 Option on or after May 1, 2003, if you elect to cancel your RIG 1 or RIG 2 Option during the 60-day period following the next 3/RD /Contract Anniversary after January 1, 2004 (since we discontinued offering the Trade-In Program as of that date).

Otherwise, the options may not be terminated or cancelled.


CALCULATION OF INCOME BASE.
On the Rider Date, the "RIG 1 INCOME BASE" is equal to the Contract Value. The RIG 1 Income Base, plus purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made after the Rider Date and less RIG 1 withdrawal adjustments for withdrawals made after the Rider Date, will accumulate interest on a daily basis at a rate equivalent to 5% per year (3% in certain states), subject to the "CAP" defined below. This accumulation will continue until the first Contract Anniversary following the 85/th/ birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first. After the 5% interest accumulation ends (3% in certain states), the RIG 1 Income Base will continue to be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and reduced by RIG 1 withdrawal adjustments for withdrawals until the option terminates. The "RIG 1 WITHDRAWAL ADJUSTMENT" is defined below.

The RIG 1 Income Base will not exceed a CAP equal to:

.. 200% of the Contract Value as of the Rider Date; plus

.. 200% of purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS
  CONTRACTS) made after the Rider Date, but excluding any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made in the 12-month period immediately prior to the Payout Start Date; minus

.. RIG 1 Withdrawal Adjustments for any withdrawals made after the Rider Date.


                                 49  PROSPECTUS

RIG 1 WITHDRAWAL ADJUSTMENT. Prior to the first Contract Anniversary following the 85/th/ birthday of the oldest Contract Owner or oldest Annuitant, whichever is earlier, the withdrawal adjustment is as follows:

.. In each Contract Year, for the portion of withdrawals that do not cumulatively exceed 5% (3% in certain states) of the RIG 1 Income Base as of the beginning of the Contract Year (or as of the Rider Date for the first Contract Year in which RIG 1 is added), the withdrawal adjustment is equal to the amount withdrawn (or portion thereof) multiplied by a discount factor. The discount factor is calculated using a 5% annual interest rate (3% in certain states) and the portion of the Contract Year between the withdrawal date and the end of the Contract Year. This withdrawal adjustment has the effect of reducing the RIG 1 Income Base at the end of the Contract Year by the actual amount of the withdrawal. In other words, for purposes of calculating the RIG 1 Income Base, the withdrawal is treated as if it occurred at the end of the Contract Year.

.. In each Contract Year, for the portion of withdrawals that cumulatively exceed
  5% (3% in certain states) of the RIG 1 Income Base as of the beginning of the Contract Year (or as of the Rider Date for the first Contract Year in which RIG 1 is added), the withdrawal adjustment is equal to the withdrawal amount (or portion thereof), divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated RIG 1 Income Base.

On or after the first Contract Anniversary following the 85/th/ birthday of the oldest Contract Owner or the Annuitant, all withdrawal adjustments are equal to the withdrawal amount, divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated RIG 1 Income Base.

See Appendix D for numerical examples that illustrate how the RIG 1 Withdrawal Adjustment is applied.

The "RIG 2 INCOME BASE" is defined as the greater of "INCOME BASE A" or "INCOME BASE B."

"INCOME BASE A" and its corresponding Withdrawal Adjustment are calculated in the same manner as the RIG 1 Income Base and RIG 1 Withdrawal Adjustment.

On the Rider Date, "INCOME BASE B" is equal to the Contract Value. After the Rider Date and prior to the Payout Start Date, Income Base B is recalculated each time a purchase payment or withdrawal is made as well as on each Contract Anniversary as follows:

.. Each time a purchase payment is made, Income Base B is increased by the amount of the purchase payment (and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACTS).

.. Each time a withdrawal is made, Income Base B is reduced by a proportional withdrawal adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated Income Base B.

.. On each Contract Anniversary until the first Contract Anniversary following the 85/th/ birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first, Income Base B is equal to the greater of the Contract Value on that date or the most recently calculated Income Base B.

If no purchase payments or withdrawals are made after the Rider Date, Income Base B will be equal to the greatest of the Contract Value on the Rider Date and the Contract Values on each subsequent Contract Anniversary until the earlier of the Payout Start Date or the Contract Anniversary following the 85/th/ birthday of the oldest Contact Owner or oldest Annuitant, whichever occurs first.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


DEATH BENEFITS
--------------------------------------------------------------------------------


DEATH PROCEEDS
Under certain conditions, described below, we will pay Death Proceeds for this Contract on the death of the Contract Owner, Annuitant, or Co-Annuitant if the death occurs prior to the Payout Start Date. If the Owner or Annuitant dies after the Payout Start Date, we will pay remaining income payments as described in the "Payout Phase" section of your Contract. See "Income Payments" for more information.

We will determine the value of the Death Proceeds as of the end of the Valuation Date during which we receive the first Complete Request for Settlement (the next Valuation Date, if we receive the request after 3:00 p.m.


                                 50  PROSPECTUS

Central Time). In order to be considered a "COMPLETE REQUEST FOR SETTLEMENT," a claim for distribution of the Death Proceeds must include "DUE PROOF OF DEATH" in any of the following forms of documentation:

.. A certified copy of the death certificate;

.. A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

.. Any other proof acceptable to us.

"DEATH PROCEEDS" are determined based on when we receive a Complete Request for
Settlement:

.. If we receive a Complete Request for Settlement within 180 days of the death of the Contract Owner, Annuitant, or Co-Annuitant, as applicable, the Death Proceeds is equal to the "DEATH BENEFIT."

.. If we receive a Complete Request for Settlement more than 180 days after the death of the Contract Owner, Annuitant, or Co-Annuitant, as applicable, the Death Proceeds are equal to the greater of the Contract Value or Settlement Value. We reserve the right to waive or extend, in a nondiscriminatory manner, the 180-day period in which the Death Proceeds will equal the Death Benefit.

Where there are multiple Beneficiaries, we will only value the Death Proceeds at the time the first Beneficiary submits the necessary documentation in good order. Any Death Proceeds amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.


DEATH BENEFIT OPTIONS
In addition to the ROP Death Benefit included in your Contract, we offer the following death benefit options which may be added to your Contract:

.. MAV Death Benefit Option

.. Enhanced Beneficiary Protection (Annual Increase) Option

.. Earnings Protection Death Benefit Option

The amount of the Death Benefit depends on which death benefit option(s) you select. Not all death benefit options are available in all states.

You may select any combination of death benefit options on the issue date of your Contract or at a later date, subject to state availability and issue age restrictions.

The "DEATH BENEFIT" is equal to the Earnings Protection Death Benefit (if selected) plus the greatest of:

.. The Contract Value;

.. The Settlement Value;

.. The ROP Death Benefit;

.. The MAV Death Benefit Option (if selected); or

.. The Enhanced Beneficiary Protection (Annual Increase) Option (if selected).

The "Settlement Value" is the amount that would be paid in the event of a full withdrawal of the Contract Value.

The "ROP DEATH BENEFIT" is equal to the sum of all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS), reduced by a proportional withdrawal adjustment for each withdrawal. The withdrawal adjustment is equal to the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result is multiplied by:

  The sum of all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made prior to the withdrawal, less any prior withdrawal adjustments.


MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION.
The "MAV DEATH BENEFIT OPTION" is only available if the oldest Contract Owner and oldest Annuitant are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to 0.20% (0.15% for Contract Owners who added this option prior to May 1, 2003). We may change what we charge for this death benefit option, but it will never exceed 0.30%. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option.

On the date we issue the rider for this benefit ("Rider Date"), the MAV DEATH BENEFIT is equal to the Contract Value. After the Rider Date and prior to the date we determine the Death Proceeds (see "Death Proceeds" on page 50), the MAV Death Benefit is recalculated each time a purchase payment or withdrawal is made as well as on each Contract Anniversary as follows:

.. Each time a purchase payment is made, the MAV Death Benefit is increased by the amount of the purchase payment (and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACTS).

.. Each time a withdrawal is made, the MAV Death Benefit is reduced by a proportional withdrawal adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated MAV Death Benefit.

.. On each Contract Anniversary until the first Contract Anniversary following the 80/TH/ birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first, the MAV Death Benefit is recalculated as the greater of the Contract Value on that date or the most recently calculated MAV Death Benefit.

If no purchase payments or withdrawals are made after the Rider Date, the MAV Death Benefit will be equal to the greatest of the Contract Value on the Rider Date and the Contract Values on each subsequent Contract Anniversary after the Rider Date, but before the date we


                                 51  PROSPECTUS
determine the Death Proceeds. If, upon death of the Contract Owner, the Contract is continued under Option D as described on page 55, and if the oldest New Contract Owner and the oldest Annuitant are age 80 or younger on the date we determine the Death Proceeds, then the MAV Death Benefit Option will continue. The MAV Death Benefit will continue to be recalculated for purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS), withdrawals, and on each Contract Anniversary after the date we determine the Death Proceeds until the earlier of:

.. The first Contract Anniversary following the 80/th/ birthday of either the oldest New Contract Owner or the oldest Annuitant, whichever is earlier. (After the 80/th/ birthday of either the oldest New Contract Owner or the oldest Annuitant, whichever is earlier, the MAV Death Benefit will be recalculated only for purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and withdrawals); or

.. The date we next determine the Death Proceeds.


ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION.
The Enhanced Beneficiary Protection (Annual Increase) Option is only available if the oldest Contract Owner and oldest Annuitant are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to 0.30% (0.15% for Contract Owners who added this option prior to May 1, 2003). We may change what we charge for this death benefit option, but it will never exceed 0.30%. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option.

On the date we issue the rider for this benefit ("Rider Date"), the Enhanced Beneficiary Protection (Annual Increase) Benefit is equal to the Contract Value.
 The Enhanced Beneficiary Protection (Annual Increase) Benefit, plus purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made after the Rider Date and less withdrawal adjustments for withdrawals made after the Rider Date, will accumulate interest on a daily basis at a rate equivalent to 5% per year (3% in certain states), subject to the "CAP" defined below.
This accumulation will continue until the earlier of:

  (a) the first Contract Anniversary following the 80/th/ birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first; or

  (b) the date we determine the Death Proceeds.

After the 5% interest accumulation ends (3% in certain states), the Enhanced Beneficiary Protection (Annual Increase) Benefit will continue to be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and reduced by withdrawal adjustments for withdrawals until the death benefit option terminates. The withdrawal adjustment is a proportional adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the amount of the Enhanced Beneficiary Protection (Annual Increase) Benefit immediately prior to the withdrawal.

The Enhanced Beneficiary Protection (Annual Increase) Benefit CAP is equal to:

.. 200% of the Contract Value as of the Rider Date; plus

.. 200% of purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS
  CONTRACTS) made after the Rider Date, but excluding any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made in the 12-month period immediately prior to the death of the Contract Owner or the Annuitant; minus

.. Withdrawal adjustments for any withdrawals made after the Rider Date. Refer to Appendix E for withdrawal adjustment examples.

If, upon death of the Contract Owner, the Contract is continued under Option D as described on page 55, and if the oldest New Contract Owner and the oldest Annuitant are age 80 or younger on the date we determine the Death Proceeds, then the Enhanced Beneficiary Protection (Annual Increase) Option will continue. The amount of the Enhanced Beneficiary Protection (Annual Increase) Benefit as of the date we determine the Death Proceeds, plus subsequent purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS), less withdrawal adjustments for any subsequent withdrawals, will accumulate daily at a rate equivalent to 5% per year (3% in certain states) from the date we determine the Death Proceeds, until the earlier of:

.. The first Contract Anniversary following the 80/th/ birthday of either the oldest New Contract Owner or the oldest Annuitant, whichever is earlier. (After the 80/th/ birthday of either the oldest New Owner or the oldest Annuitant, whichever is earlier, the Enhanced Beneficiary Protection (Annual Increase) Benefit will be recalculated only for purchase payments and withdrawals (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS); or

.. The date we next determine the Death Proceeds.


EARNINGS PROTECTION DEATH BENEFIT OPTION.
The "EARNINGS PROTECTION DEATH BENEFIT OPTION" is only available if the oldest Contract Owner and oldest Annuitant are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to:

.. 0.25%, if the oldest Contract Owner and oldest Annuitant are age 70 or younger on the Rider Application Date; and

.. 0.40%, if the oldest Contract Owner or oldest Annuitant is over age 70 and all are age 79 or younger on the Rider Application Date.


                                 52  PROSPECTUS

We may change what we charge for this death benefit option, but it will never exceed 0.35% for issue ages 0-70 and 0.50% for issue ages 71-79. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option. However, if your spouse elects to continue the Contract in the event of your death and if he or she elects to continue the Earnings Protection Death Benefit Option, the mortality and expense risk charge for the death benefit option will be based on the ages of the oldest new Contract Owner and the oldest Annuitant at the time the Contract is continued.

If the oldest Contract Owner and oldest Annuitant are age 70 or younger on the Rider Application Date, the EARNINGS PROTECTION DEATH BENEFIT is equal to the lesser of:

.. 100% of "IN-FORCE PREMIUM" (excluding purchase payments (and Credit
  Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made after the date we issue the rider for this benefit ("Rider Date") and during the twelve-month period immediately prior to the death of the Contract Owner or Annuitant); or

.. 40% of "IN-FORCE EARNINGS"

calculated as of the date we determine the Death Proceeds.

If the oldest Contract Owner or oldest Annuitant is over age 70 and all are age 79 or younger on the Rider Application Date, the EARNINGS PROTECTION DEATH BENEFIT is equal to the lesser of:

.. 50% of "IN-FORCE PREMIUM" (excluding purchase payments (and Credit
  Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made after the Rider Date and during the twelve-month period immediately prior to the death of the Contract Owner or Annuitant); or

.. 25% of "IN-FORCE EARNINGS"

calculated as of the date we determine the Death Proceeds.

IN-FORCE EARNINGS are equal to the current Contract Value less In-Force Premium.
 If this quantity is negative, then In-Force Earnings are equal to zero.

IN-FORCE PREMIUM is equal to the Contract Value on the Rider Date, plus the sum of all purchase payments made after the Rider Date, less the sum of all "EXCESS-OF-EARNINGS WITHDRAWALS" made after the Rider Date.

An EXCESS-OF-EARNINGS WITHDRAWAL is equal to the excess, if any, of the amount of the withdrawal over the amount of the In-Force Earnings immediately prior to the withdrawal.

Refer to Appendix F for numerical examples that illustrate how the Earnings Protection Death Benefit Option is calculated.

If, upon death of the Contract Owner, the Contract is continued under Option D as described on page 55 below, and if the oldest new Owner and the oldest Annuitant are younger than age 80 on the date we determine the Death Proceeds, then this death benefit option will continue unless the New Contract Owner elects to terminate the death benefit option. If the death benefit option is continued, the following will apply as of the date we determine the Death Proceeds upon continuation:

.. The Rider Date will be changed to the date we determine the Death Proceeds;

.. The In-Force Premium is equal to the Contract Value as of the new Rider Date plus all purchase payments made after the Rider Date, less the sum of all the Excess-of-Earnings Withdrawals made after the Rider Date;

.. The Earnings Protection Death Benefit after the new Rider Date will be determined as described above, but using the ages of the oldest new Contract Owner and the oldest Annuitant as of the new Rider Date.

.. The mortality and expense risk charge, for this rider, will be determined as described above, but using the ages of the oldest new Contract Owner and the oldest Annuitant as of the new Rider Date.

If either the Contract Owner's or the Annuitant's age is misstated, the Earnings Protection Death Benefit and the mortality and expense risk charge for this death benefit option will be calculated according to the corrected age as of the Rider Date. Your Contract Value will be adjusted to reflect the mortality and expense risk charge for this death benefit option that should have been assessed based on the corrected age.


ALL OPTIONS.
WE RESERVE THE RIGHT TO IMPOSE LIMITATIONS ON THE INVESTMENT ALTERNATIVES IN WHICH YOU MAY INVEST AS A CONDITION OF THESE OPTIONS. THESE RESTRICTIONS MAY INCLUDE, BUT ARE NOT LIMITED TO, MAXIMUM INVESTMENT LIMITS ON CERTAIN INVESTMENT ALTERNATIVES, EXCLUSION OF CERTAIN INVESTMENT ALTERNATIVES, REQUIRED MINIMUM ALLOCATIONS TO CERTAIN VARIABLE SUB-ACCOUNTS AND/OR THE REQUIRED USE OF AUTOMATIC PORTFOLIO REBALANCING. CURRENTLY, NO SUCH RESTRICTIONS ARE BEING IMPOSED.

These death benefit options will terminate and the corresponding Rider Fee will cease on the earliest of the following to occur:

.. the date the Contract is terminated;

.. if, upon the death of the Contract Owner, the Contract is continued under Option D as described in the Death of Owner section on page 27, and either the oldest New Owner or the oldest Annuitant is older than age 80 (age 80 or older for the Earnings Protection Death Benefit Option) on the date we determine the Death Proceeds. The death benefit


                                 53  PROSPECTUS
  option will terminate on the date we determine the Death Proceeds;

.. if the Contract is not continued in the Accumulation Phase under either the Death of Owner or Death of Annuitant provisions of the Contract. The death benefit option will terminate on the date we determine the Death Proceeds;

.. on the date the Contract Owner (if the current Contract Owner is a living person) is changed for any reason other than death unless the New Contract Owner is a trust and the Annuitant is the current Contract Owner;

.. on the date the Contract Owner (if the current Contract Owner is a non-living person) is changed for any reason unless the New Contract Owner is a non-living person or is the current Annuitant; or

.. the Payout Start Date.

Notwithstanding the preceding, in the event of the Contract Owner's death, if the Contract Owner's spouse elects to continue the Contract (as permitted in the Death of Owner provision below) he or she may terminate the Earnings Protection Death Benefit at that time.


DEATH BENEFIT PAYMENTS

DEATH OF CONTRACT OWNER
If a Contract Owner dies prior to the Payout Start Date, then the surviving Contract Owners will be "NEW CONTRACT OWNERS". If there are no surviving Contract Owners, then subject to any restrictions previously placed upon them, the Beneficiaries will be the New Contract Owners.

If there is more than one New Contract Owner taking a share of the Death Proceeds, each New Contract Owner will be treated as a separate and independent Contract Owner of his or her respective share of the Death Proceeds. Each New Contract Owner will exercise all rights related to his or her share of the Death Proceeds, including the sole right to elect one of the Option(s) below, subject to any restrictions previously placed upon the New Contract Owner. Each New Contract Owner may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the Option chosen by the original New Contract Owner.

The Options available to the New Contract Owner will be determined by the applicable following Category in which the New Contract Owner is defined. An Option will be deemed to have been chosen on the day we receive written notification in a form satisfactory to us.

NEW CONTRACT OWNER CATEGORIES


CATEGORY 1. If your spouse (or Annuitant's spouse in the case of a grantor trust-owned Contract) is the sole New Contract Owner of the entire Contract, your spouse must choose from among the death settlement Options A, B, C, D, or E described below. If he or she does not choose one of these Options, then Option D will apply.


CATEGORY 2. If the New Contract Owner is a living person who is not your spouse (or Annuitant's spouse in the case of a grantor trust-owned Contract), or there is more than one New Contract Owner, all of whom are living persons, each New Contract Owner must choose from among the death settlement Options A, B, C, or E described below. If a New Contract Owner does not choose one of these Options, then Option C will apply for that New Contract Owner.


CATEGORY 3. If there are one or more New Contract Owner(s) and at least one of the New Contract Owners is a non-living person such as a corporation or a trust, all New Contract Owners are considered to be non-living persons for purposes of the death settlement options. Each New Contract Owner must choose death settlement Option A or C described below. If a New Contract Owner does not choose one of these Options, then Option C will apply for that New Contract Owner.

The death settlement options we currently offer are:


OPTION A. The New Contract Owner may elect to receive the Death Proceeds in a lump sum.


OPTION B. The New Contract Owner may elect to apply the Death Proceeds to one of the Income Plans described above. Such income payments must begin within one year of the date of death and must be payable:

.. Over the life of the New Contract Owner; or

.. For a guaranteed payment period of at least 5 years (60 months), but not to exceed the life expectancy of the New Contract Owner; or

.. Over the life of the New Contract Owner with a guaranteed payment period of at least 5 years (60 months), but not to exceed the life expectancy of the New Contract Owner.


OPTION C. The New Contract Owner may elect to receive the Contract Value payable within 5 years of the date of death. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date. Any excess amount of the Death Proceeds over the Contract Value on that date will be allocated to the Putnam VT Money Market Variable Sub-Account unless the New Contract Owner provides other allocation instructions.

The New Contract Owner may not make any additional purchase payments under this option. Withdrawal charges will be waived for any withdrawals made during the 5-year period after the date of death; however, amounts withdrawn may be subject to Market Value Adjustments. The New Contract Owner may exercise all rights set forth in the Transfers provision.

If the New Contract Owner dies before the Contract Value is completely withdrawn, the New Contract Owner's Beneficiary(ies) will receive the greater of the


                                 54  PROSPECTUS
remaining Settlement Value or the remaining Contract Value within 5 years of the date of the original Contract Owner's death.


OPTION D. The New Contract Owner may elect to continue the Contract in the Accumulation Phase. If the Contract Owner was also the Annuitant, then the New Contract Owner will be the new Annuitant. This Option may only be exercised once per Contract. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date.

Unless otherwise instructed by the continuing spouse, the excess, if any, of the Death Proceeds over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date that we receive the complete request for settlement except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Putnam VT Money Market Variable Sub-Account.

Within 30 days after the date we determine the Death Proceeds, the New Contract Owner may make a one-time transfer of all or a portion of the excess of the Death Proceeds, if any, into any combination of Variable Sub-Accounts, the Standard Fixed Account and the Market Value Adjusted Fixed Account without incurring a transfer fee, provided the investment alternative is available with the Contract at that time. Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in this Contract.

The New Contract Owner may make a single withdrawal of any amount within one year of the date of your death without incurring a Withdrawal Charge; however, the amount withdrawn may be subject to a Market Value Adjustment and a 10% tax penalty if the New Contract Owner is under age 591/2.


OPTION E. For Nonqualified Contracts, the New Contract Owner may elect to make withdrawals at least annually of amounts greater than or equal to the "ANNUAL REQUIRED DISTRIBUTION" calculated for each calendar year. The first such withdrawal must occur within:

.. One year of the date of death;

.. The same calendar year as the date we receive the first Complete Request for Settlement; and

.. One withdrawal frequency. The New Contract Owner must select the withdrawal frequency (monthly, quarterly, semi-annual, or annual).

The New Contract Owner may make additional withdrawals, however, any such withdrawals will not be used to satisfy the minimum Annual Required Distribution amount of any subsequent calendar year.

The Annual Required Distributions will be treated as withdrawals for tax purposes, which means that for tax reporting purposes the withdrawals will be deemed to be taken from Contract earnings first. If the Death Proceeds had instead been applied to an Income Plan, the tax treatment would be different.
 Distributions under an Income Plan will be treated as part return of earnings and part return of principal to the extent of principal in your Contract. Consult with your tax advisor for the most appropriate option for your circumstances.

Once this option is elected and frequency of withdrawals is chosen, they cannot be changed by the New Contract Owner and become irrevocable.

In the calendar year in which the Death Proceeds were determined, the ANNUAL REQUIRED DISTRIBUTION is equal to the Death Proceeds divided by the "LIFE EXPECTANCY" of the New Contract Owner, and the result multiplied by a fraction that represents the portion of the calendar year remaining after the date the Death Proceeds were determined. The LIFE EXPECTANCY in that calendar year is equal to the life expectancy value from IRS Table V, based on the age of the New Contract Owner as of his or her birthday in the same calendar year.

In any subsequent calendar year, the ANNUAL REQUIRED DISTRIBUTION is equal to the Contract Value as of December 31 of the prior year divided by the remaining Life Expectancy of the New Contract Owner. In each calendar year after the year in which the Death Proceeds were determined, the Life Expectancy of the Contract Owner is the Life Expectancy calculated in the previous calendar year minus 1 year. If the Life Expectancy is less than 1, the Annual Required Distribution is equal to the Contract Value.

If the New Contract Owner dies, the scheduled withdrawals will continue to be paid to the New Contract Owner's Beneficiary(ies).

We reserve the right to offer additional death settlement options.


DEATH OF ANNUITANT
If the Annuitant dies prior to the Payout Start Date, then the surviving Contract Owners will have the Options available to the New Contract Owner, determined by the applicable following category in which the New Contract Owner is defined, unless:

.. The Annuitant was also the Contract Owner, in which case the Death of Owner provisions above apply; or

.. The Contract Owner is a grantor trust not established by a business, in which case the Beneficiary(ies) will be deemed the New Contract Owners and the Death of Contract Owner provisions above will apply.

SURVIVING CONTRACT OWNER CATEGORIES


CATEGORY 1. If the Contract Owner is a living person, prior to the Annuitant's death, the Contract Owner must choose from among the death settlement Options A, B, or


                                 55  PROSPECTUS

D described below. If the Contract Owner does not choose one of these Options, then Option D will apply.


CATEGORY 2. If the Contract Owner is a non-living person such as a corporation or a trust, the Contract Owner must choose from death settlement Options A or C described below. If the Contract Owner does not choose one of these Options, then Option C will apply.

The death settlement options we currently offer are:


OPTION A. The Contract Owner may elect to receive the Death Proceeds in a lump sum.


OPTION B. The Contract Owner may elect to apply the Death Proceeds to one of the Income Plans described above. Such income payments must begin within one year of the date of death.


OPTION C. The Contract Owner may elect to receive the Contract Value payable within 5 years of the date of death. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date. Any excess amount of the Death Proceeds over the Contract Value on that date will be allocated to the Putnam VT Money Market Variable Sub-Account unless the Contract Owner provides other allocation instructions.

The Contract Owner may not make any additional purchase payments under this option. Withdrawal charges will be waived for any withdrawals made during the 5-year period after the date of death; however, amounts withdrawn may be subject to Market Value Adjustments. The Contract Owner may exercise all rights set forth in the Transfers provision.


OPTION D. The Contract Owner may elect to continue the Contract and the youngest Contract Owner will become the new Annuitant. The Contract Value of the continued Contract will not be adjusted to equal the Death Proceeds.

We reserve the right to offer additional death settlement options.

QUALIFIED CONTRACTS

The death settlement options for qualified plans, including IRAs, may be different to conform with the individual tax requirements of each type of qualified plan. Please refer to your Endorsement for IRA plans, if applicable, for additional information on your death settlement options. In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION AND DEATH OF CO-ANNUITANT

We offer a Spousal Protection Benefit (Co-Annuitant) Option that may be added to your Contract subject to the following conditions:

.. The individually owned Contract must be either a traditional, Roth, or Simplified Employee Pension IRA.

.. The Contract Owner's spouse must be the sole Primary Beneficiary of the Contract and will be the named Co-Annuitant.

.. Both the Contract Owner and the Co-Annuitant must be age 79 or younger on the Rider Application Date.

.. The option may only be added when we issue the Contract or within 6 months of the Contract Owner's marriage. We may require proof of marriage in a form satisfactory to us.

Under the Spousal Protection Benefit Option, the Co-Annuitant will be considered to be an Annuitant under the Contract during the Accumulation Phase except that the "Death of Annuitant" provision does not apply on the death of the Co-Annuitant, and the latest Payout Start Date will be based solely on the Contact Owner's age.

You may change the Co-Annuitant to a new spouse only if you provide proof of remarriage in a form satisfactory to us. Once we accept a change, the change will take effect on the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it. At any time, there may only be one Co-Annuitant under your Contract.

There is currently no charge for this option. We reserve the right to assess a mortality and expense risk charge in the future, however it will never exceed 0.15%. Once this option is added to your Contract, we guarantee that we will not increase what we charge you for this option.

The option will terminate and the corresponding mortality and expense risk charge will cease on the earliest of the following to occur:

.. upon the death of the Co-Annuitant (as of the date we determine the Death
  Proceeds);

.. upon the death of the Contract Owner (as of the date we determine the Death
  Proceeds);

.. on the date the Contract is terminated;

.. on the Payout Start Date; or

.. on the date you terminate this option by written notice in a form satisfactory to us.

Once terminated, a new Spousal Protection Benefit Option cannot be added to the Contract.


DEATH OF CO-ANNUITANT. If the Co-Annuitant dies prior to the Payout Start Date, subject to the following conditions, the Contract will be continued according to Option D under the "Death of Owner" provision of your Contract:

.. The Co-Annuitant must have been your legal spouse on the date of his or her death; and

.. Option D of the "Death of Owner" provision of your Contract has not previously been exercised.


                                 56  PROSPECTUS

The Contract may only be continued once under Option D under the "Death of Owner" provision. For a description of Option D, see the "Death of Owner" section of this prospectus.


MORE INFORMATION
--------------------------------------------------------------------------------


ALLSTATE
Allstate Life is the issuer of the Contract. Allstate Life was organized in 1957 as a stock life insurance company under the laws of the state of Illinois.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the state of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the state of New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.


VARIABLE ACCOUNT
Allstate Life established the Allstate Financial Advisors Separate Account I ("Variable Account") in 1999. The Contracts were previously issued through Allstate Life Insurance Company Separate Account A. Effective May 1, 2004, the Variable Account combined with Allstate Life Insurance Company Separate Account A and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolios at their net asset value.


VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.


CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of


                                 57  PROSPECTUS
the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional underlying funds. We will notify you in advance of any change.


CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The board of directors/trustees of these Portfolios monitors for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Portfolio's board of directors/trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACT

DISTRIBUTION. Allstate Distributors, a wholly owned subsidiary of Allstate, will serve as principal underwriter of the Contracts. Allstate Distributors is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, ("Exchange Act") and a member of NASD. Contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate Life, either individually or through an incorporated insurance agency and have entered into a selling agreement with Allstate Distributors to sell the Contract.

We will pay commissions to broker-dealers who sell the Contracts. Commissions paid may vary, but we estimate that the total commission paid on all Contract sales will not exceed 8.5% of all purchase payments. From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. The commission is intended to cover distribution expenses. Contracts may be sold by representatives or employees of banks.

Allstate Life may pay Allstate Distributors a commission for distribution of the Contracts. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

For Allstate Advisor Contracts issued to employees of Allstate Life and certain other eligible organizations, and in lieu of Allstate Life paying any commissions on sales of those Contracts, the Contract Owner will receive a credit of 6% of the amount of each purchase payment that will be applied to each purchase payment. Allstate Life will allocate this credit in the same allocation as your most recent instruction. If you exercise your Right to Cancel your Contract as described in this prospectus, we will return to you the amount you would have received had there been no credit. Unless we are required by law to return your purchase payments, this amount also will include any charges deducted that reduced your Contract Value prior to cancellation, plus any investment gain on the credit. The credit may not be available in all states. We do not consider the credit to be an "investment in the contract" for income tax purposes.


ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract Owner records;

.. Contract Owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

 We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN
If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate Life no longer issues deferred annuities to employer sponsored qualified retirement plans.


                                 58  PROSPECTUS

LEGAL MATTERS
Foley & Lardner, LLP, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life.


                                 59  PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE
COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable

Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate

Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

.. the Contract Owner is a natural person,

.. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

.. Allstate Life is considered the owner of the Variable

Account assets for federal income tax purposes.


NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.
 In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the beneficiary. A trust named beneficiary, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment, or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future


                                 60  PROSPECTUS
guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


TAXATION OF LEVEL MONTHLY VARIABLE ANNUITY PAYMENTS. You may have an option to elect a variable income payment stream consisting of level monthly payments that are recalculated annually. Although we will report your levelized payments to the IRS in the year distributed, it is possible the IRS could determine that receipt of the first monthly payout of each annual amount is constructive receipt of the entire annual amount. If the IRS were to take this position, the taxable amount of your levelized payments would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

.. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

.. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

.. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.


TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:


                                 61  PROSPECTUS

.. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

.. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or becoming totally disabled,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made under an immediate annuity, or

.. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.


PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance, as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer


                                 62  PROSPECTUS
identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as investments as:

.. Individual Retirement Annuities (IRAs) under Section 408(b) of the Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension (SEP IRA) under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE IRA) under Section 408(p) of the Code; and

.. Tax Sheltered Annuities under Section 403(b) of the Code.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate

Life can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Allstate Life does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored retirement plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, IRAs (excluding Roth IRAs) and TSAs require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


                                 63  PROSPECTUS

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or total disability,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made after separation from service after age 55 (applies only for IRAs),

.. made pursuant to an IRS levy,

.. made for certain medical expenses,

.. made to pay for health insurance premiums while unemployed (applies only for IRAs),

.. made for qualified higher education expenses (applies only for IRAs), and

.. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from employer sponsored retirement plans, including TSAs but excluding IRAs, with the exception of:

.. required minimum distributions, or,

.. a series of substantially equal periodic payments made over a period of at least 10 years, or,

.. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

.. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions


                                 64  PROSPECTUS
may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL

IRAS). Internal Revenue Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the annuity contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION IRA. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Section 408(p) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. severs employment,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.


                                 65  PROSPECTUS

ANNUAL REPORTS AND OTHER DOCUMENTS
--------------------------------------------------------------------------------

 Allstate Life's Annual Report on Form 10-K for the year ended December 31, 2003 is incorporated herein by reference, which means that it is legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000352736. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http:// www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at P. O. Box 94260, Palatine, Illinois 60094-4260 (telephone:
1-800-203-0068).






                                 66  PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Additions, Deletions, or Substitutions of Investments
--------------------------------------------------------------------------------
  The Contracts
--------------------------------------------------------------------------------
  Calculation of Accumulation Unit Values
--------------------------------------------------------------------------------
  Calculation of Variable Income Payments
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  General Matters
--------------------------------------------------------------------------------
  Experts
--------------------------------------------------------------------------------
  Financial Statements
--------------------------------------------------------------------------------
  Appendix A
--------------------------------------------------------------------------------


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.


                                 67  PROSPECTUS

APPENDIX A
ALLSTATE ADVISOR CONTRACT COMPARISON CHART

                FEATURE                          ADVISOR               ADVISOR PLUS                               ADVISOR PREFERRED
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            5-YEAR WITHDRAWAL     3-YEAR WITHDRAWAL
                                                                                              CHARGE OPTION         CHARGE OPTION
------------------------------------------------------------------------------------------------------------------------------------
                                                                  up to 5% depending on
                                                                  issue age and amount
Credit Enhancement                                 None           of                              None                  None
                                                                  purchase payments
------------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense
Risk Charge                                       1.10%                   1.40%                   1.40%                 1.50%
(Base Contract)
------------------------------------------------------------------------------------------------------------------------------------
Withdrawal Charge                           7/ 7/ 6/ 5/ 4/ 3/ 2    8.5/ 8.5/ 8.5/ 7.5/
(% of purchase payment)                                             6.5/ 5.5/ 4/2.5           7/ 6/ 5/ 4/ 3            7/ 6/ 5

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Confinement,
Withdrawal Charge                         Confinement, Terminal   Confinement, Terminal   Confinement, Terminal  Terminal
Waivers                                   Illness, Unemployment   Illness, Unemployment   Illness, Unemployment  Illness,
                                                                                                                 Unemployment
------------------------------------------------------------------------------------------------------------------------------------
                FEATURE
---------------------------------------------------------
                                           NO WITHDRAWAL
                                           CHARGE OPTION
---------------------------------------------------------
Credit Enhancement                             None
---------------------------------------------------------
Mortality and Expense                          1.60%
Risk Charge
(Base Contract)
---------------------------------------------------------
Withdrawal Charge                              None
(% of purchase payment)
---------------------------------------------------------
Withdrawal Charge                               N/A
Waivers
---------------------------------------------------------

--------------------------------------------------------------------------------

The Fixed Account Options available depend on the type of Contract you have purchased and the state in which your Contract was issued. The following tables summarize the availability of the Fixed Account Options in general. Please check with your representative for specific details for your state.

                                     DCA FIXED ACCOUNT OPTION
-----------------------------------------------------------------------------------------------------
                     Advisor     Advisor Plus                    Advisor Preferred
                                                -----------------------------------------------------
                                                     5-YEAR             3-YEAR         NO WITHDRAWAL
                                                WITHDRAWAL CHARGE  WITHDRAWAL CHARGE   CHARGE OPTION
                                                     OPTION             OPTION
----------------------------------------------------------------------------------------------------
TRANSFER PERIODS  3 to  6-month  3 to  6-month    3 to  6-month      3 to  6-month          N/A

-----------------------------------------------------------------------------------------------------
                  7 to 12-month  7 to 12-month   7 to  12-month      7 to 12-month          N/A
                  -----------------------------------------------------------------------------------



               STANDARD FIXED ACCOUNT OPTION (SOME OPTIONS NOT AVAILABLE IN ALL STATES)
--------------------------------------------------------------------------------------------------------
                     Advisor     AdvisorPlus                      Advisor Preferred
                                               ---------------------------------------------------------
                                                    5-YEAR             3-YEAR                NO
                                               WITHDRAWAL CHARGE  WITHDRAWAL CHARGE   WITHDRAWAL CHARGE
                   ----------------------------     OPTION             OPTION              OPTION
                                               ---------------------------------------------------------

GUARANTEE PERIODS     1-year         N/A              N/A                N/A                 N/A

                   -------------------------------------------------------------------------------------
                     3-year*         N/A              N/A                N/A                 N/A
                   -------------------------------------------------------------------------------------
                     5-year*         N/A              N/A                N/A                 N/A
                   -------------------------------------------------------------------------------------
                     7-year*         N/A              N/A                N/A                 N/A
                   -------------------------------------------------------------------------------------



* Available only in states in which the MVA Fixed Account Option is not offered.


                                 68  PROSPECTUS

                       MVA FIXED ACCOUNT OPTION (NOT AVAILABLE IN ALL STATES)**
--------------------------------------------------------------------------------------------------------
                     Advisor     Advisor Plus                     Advisor Preferred
                                               ---------------------------------------------------------
                                                    5-YEAR             3-YEAR                NO
                                               WITHDRAWAL CHARGE  WITHDRAWAL CHARGE   WITHDRAWAL CHARGE
                   ----------------------------     OPTION             OPTION              OPTION
                                               ---------------------------------------------------------
GUARANTEE PERIODS     3-year        3-year          3-year             3-year              3-year

                   -------------------------------------------------------------------------------------
                      5-year        5-year          5-year             5-year              5-year
                   -------------------------------------------------------------------------------------
                      7-year        7-year          7-year             7-year              7-year
                   -------------------------------------------------------------------------------------
                     10-year       10-year          10-year            10-year             10-year
                   -------------------------------------------------------------------------------------


** Not available in states in which the 3-, 5-, or 7-year Standard Fixed Account
   Options are offered.


                                 69  PROSPECTUS

APPENDIX B - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The Market Value Adjustment is based on the following:

 I            =    the Treasury Rate for a maturity equal to the term length of the
                   Guarantee Period Account for the week preceding the establishment of the Market Value Adjusted Fixed Guarantee Period Account;
J             =    the Treasury Rate for a maturity equal to the term length of the
                   Market Value Adjusted Fixed Guarantee Period Account for the week preceding the date amounts are transferred or withdrawn from the
                   Market Value Adjusted Fixed Guarantee Period Account, the date we determine the Death Proceeds, or the Payout Start Date, as the case may be ("Market Value Adjustment Date").
N             =    the number of whole and partial years from the Market Value
                   Adjustment Date to the expiration of the term length of the Market
                   Value Adjusted Fixed Guarantee Period Account.


Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15. If such yields cease to be available in Federal Reserve Bulletin Release H.15, then we will use an alternate source for such information in our discretion.

The Market Value Adjustment factor is determined from the following formula:

                            .9 X [I-(J + .0025)] X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn, paid as Death Proceeds, or applied to an Income Plan from a Market Value Adjusted Fixed Guarantee Period Account at any time other than during the 30 day period after such Guarantee Period Account expires. NOTE: These examples assume that premium taxes are not applicable.

                     EXAMPLES OF MARKET VALUE ADJUSTMENT
                   $10,000 allocated to a Market Value Adjusted Fixed Guarantee
Purchase Payment:  Period Account
Guarantee Period:  5 years
Interest Rate:     4.50%
Full Withdrawal:   End of Contract Year 3
Contract:          Allstate Advisor*



                EXAMPLE 1: (ASSUMES DECLINING INTEREST RATES)

Step 1: Calculate Contract Value at  = $10,000.00 X (1.045) /3/ = $11,411.66
 End of Contract Year 3:
Step 2: Calculate the Free           = .15 X $10,000 = $1500
 Withdrawal Amount:
Step 3: Calculate the Withdrawal     = .06 X ($10,000 - $1,500) = $510
 Charge:
Step 4: Calculate the Market Value   I   =   4.50%
 Adjustment:                         J   =   4.20%
                                              730 DAYS
                                     N  =   --------   =   2
                                              365 DAYS
                                     Market Value Adjustment Factor: .9 X [I -
                                     (J + .0025)] X N
                                     = .9 X [.045 - (.042 + .0025)] X 2 = .0009
                                     Market Value Adjustment = Market Value
                                     Adjustment Factor X Amount
                                     Subject To Market Value Adjustment:
                                     = .0009 X $11,411.66  = $10.27
Step 5: Calculate the amount          = $11,411.66 - $510 + $10.27 = $10,911.93
 received by Contract owner as a
 result of full withdrawal at the
 end of Contract Year 3:


                                 70  PROSPECTUS

                                         EXAMPLE 2: (ASSUMES RISING INTEREST RATES)
Step 1: Calculate Contract Value at End of Contract Year 3:        = $10,000.00 X (1.045) /3/ = $11,411.66
Step 2: Calculate The Free Withdrawal Amount:                     = .15 X $10,000 =  $1,500
Step 3: Calculate the Withdrawal Charge:                          = 0.6 X ($10,000 - $1,500) = $510
Step 4: Calculate the Market Value Adjustment:                    I   =   4.50%
                                                                  J   =   4.80%
                                                                           730 DAYS
                                                                  N  =    -----------   =   2
                                                                            365 DAYS
                                                                  Market Value Adjustment Factor: .9 X [I - (J + .0025)] X N
                                                                  = .9 X [(.045 - (.048 + .0025)] X (2) = -.0099
                                                                  Market Value Adjustment = Market Value Adjustment Factor X
                                                                  Amount Subject To Market Value Adjustment:
                                                                  = -.0099 X $11,411.66 = -($112.98)
Step    5: Calculate the amount received by Contract owner as a   = $11,411.66 - $510 -  $112.98 = $10,788.68
 result of full withdrawal at the end of Contract Year 3:



   *These examples assume the election of the ALLSTATE ADVISOR CONTRACT for the purpose of illustrating the Market Value Adjustment calculation. The amounts would be different under ALLSTATE ADVISOR PLUS and ALLSTATE ADVISOR PREFERRED CONTRACTS, which have different expenses and withdrawal charges.




                                 71  PROSPECTUS

APPENDIX C
EXAMPLE OF CALCULATION OF INCOME PROTECTION BENEFIT
--------------------------------------------------------------------------------

Appendix C illustrates how we calculate the amount guaranteed under the Income Protection Benefit Option. Please remember that you are looking at an example only. Please also remember that the Income Protection Benefit Option may only be added to Income Plans 1 and/or 2, and only to those Income Plans for which you have selected variable income payments.

To illustrate the calculation of the amount guaranteed under the Income Protection Benefit Option, we assume the following:


Adjusted age of Annuitant on the Payout Start                   65
Date:
-------------------------------------------------------------------------------
Sex of Annuitant:                                              male
-------------------------------------------------------------------------------
Income Plan selected:                                            1
-------------------------------------------------------------------------------
Payment frequency:                                            monthly
-------------------------------------------------------------------------------
Amount applied to variable income payments under            $100,000.00
the Income Plan:
-------------------------------------------------------------------------------





The example assumes that the withdrawal charge period has expired for all purchase payments. In accordance with the terms of the Contract, the following additional assumptions apply:

Assumed investment rate:                                 3%
-------------------------------------------------------------------------------
Guaranteed minimum variable income   85% of the initial variable amount income
payment:                                               value
-------------------------------------------------------------------------------


STEP 1 -  CALCULATION OF THE INITIAL VARIABLE AMOUNT INCOME VALUE:

Using the assumptions stated above, the initial monthly income payment is $5.49 per $1,000 applied to variable income payments under Income Plan 1. Therefore, the initial variable amount income value = $100,000 X $5.49/1000 = $549.00.

STEP 2 - CALCULATION OF THE AMOUNT GUARANTEED UNDER THE INCOME PROTECTION BENEFIT OPTION:

guaranteed minimum variable income payment = 85% X initial variable amount income value = 85% X $549.00 = $466.65.

STEP 3 - ILLUSTRATION OF THE EFFECT OF THE MINIMUM PAYMENT GUARANTEE UNDER THE INCOME PROTECTION BENEFIT OPTION:

If in any month your variable income payments would fall below the amount guaranteed under the Income Protection Benefit Option, your payment for that month will equal the guaranteed minimum variable income payment. For example, you would receive $466.65 even if the amount of your monthly income payment would have been less than that as a result of declining investment experience. On the other hand, if your monthly income payment is greater than the minimum guaranteed $466.65, you would receive the greater amount.




                                 72  PROSPECTUS

APPENDIX D
WITHDRAWAL ADJUSTMENT EXAMPLE - INCOME BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2003

Initial Purchase Payment: $50,000 (For Allstate Advisor Plus Contracts, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90))


                                                                               Income Benefit Amount

                                                                                         5%
                                                                                  Roll-Up Value**
                                                                                ----------------------
                               Beginning  Transactio   Contract      Maximum
               Type of         Contract       n       Value After  Anniversary  Advisor and
 Date         Occurrence         Value      Amount    Occurrence      Value      Preferred     Plus
------------------------------------------------------------------------------------------------------
1/1/04                          $55,000          _      $55,000      $55,000      $52,500     $54,600
         Contract Anniversary
------------------------------------------------------------------------------------------------------
7/1/04    Partial Withdrawal    $60,000    $15,000      $45,000      $41,250      $40,176     $41,859
------------------------------------------------------------------------------------------------------



The following shows how we compute the adjusted income benefits in the example above. Please note that the withdrawal adjustment reduces the Maximum Anniversary Value by the same proportion as the withdrawal reduces the Contract Value. The withdrawal adjustment reduces the 5% Roll-Up Value part dollar-for-dollar and part proportionally.

                                                                Advisor and Preferred     Plus
-------------------------------------------------------------------------------------------------

MAXIMUM ANNIVERSARY VALUE INCOME BENEFIT
-------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                         (a)                  $15,000           $15,000
-------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to               (b)                  $60,000           $60,000
Partial Withdrawal
-------------------------------------------------------------------------------------------------
Value of Income Benefit Amount                    (c)                  $55,000           $55,000
Immediately Prior to Partial Withdrawal
-------------------------------------------------------------------------------------------------
Withdrawal Adjustment                        [(a)/(b)]*(c)             $13,750           $13,750
-------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                $41,250           $41,250
-------------------------------------------------------------------------------------------------

5 % ROLL-UP VALUE INCOME BENEFIT**
-------------------------------------------------------------------------------------------------
Total Partial Withdrawal Amount                   (a)                  $15,000           $15,000
-------------------------------------------------------------------------------------------------
STEP I - DOLLAR FOR DOLLAR PORTION

-------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to               (b)                  $60,000           $60,000
Partial Withdrawal
-------------------------------------------------------------------------------------------------
Value of Income Benefit Amount
Immediately Prior to Partial Withdrawal
(assumes 181 days worth of interest on            (c)                  $53,786           $55,937
$52,500 and $54,600, respectively)
-------------------------------------------------------------------------------------------------
Partial Withdrawal Amount (Corridor = 5%          (d)                  $ 2,625           $ 2,730
of Roll-Up Value on 1/1/04)
-------------------------------------------------------------------------------------------------
Dollar for Dollar Withdrawal Adjustment
(discounted for a half year's worth of    (e)=(d) * 1.05^ -0.5         $ 2,562           $ 2,664
interest)
-------------------------------------------------------------------------------------------------
Contract Value After Step 1                  (b')=(b) - (d)            $57,375           $57,270
-------------------------------------------------------------------------------------------------
Adjusted Income Benefit After Step 1         (c')=(c) - (e)            $51,224           $53,273
-------------------------------------------------------------------------------------------------
STEP 2 - PROPORTIONAL PORTION
-------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                    (a')=(a) - (d)            $12,375           $12,270
-------------------------------------------------------------------------------------------------
Proportional Adjustment                      (a')/(b')*(c')            $11,048           $11,414
-------------------------------------------------------------------------------------------------
Contract Value After Step 2                   (b') - (a')              $45,000           $45,000
-------------------------------------------------------------------------------------------------
Adjusted Income Benefit After Step 2                                   $40,176           $41,859
-------------------------------------------------------------------------------------------------



 * For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual income benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

**In certain states, the Roll-Up Value Income Benefit accumulates interest on a daily basis at a rate equivalent to 3% per year rather than 5%. If calculations assumed an interest rate of 3% per year, the adjusted income benefit would be lower.

                                 73  PROSPECTUS

APPENDIX E
WITHDRAWAL ADJUSTMENT EXAMPLE - DEATH BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2004

Initial Purchase Payment: $50,000 (For ALLSTATE ADVISOR PLUS CONTRACTS, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90))


                                                                            Death Benefit Amount

                                                                   -------Purchase----------------------------Enhanced--------
                                                                       Payment Value                    Beneficiary Value**

                               Beginning  Transactio   Contract    ------------------------  Maximum    ----------------------
               Type of         Contract       n       Value After  Advisor and             Anniversary  Advisor and
 Date         Occurrence         Value      Amount    Occurrence    Preferred      Plus       Value      Preferred     Plus

------------------------------------------------------------------------------------------------------------------------------
1/1/05   Contract Anniversary   $55,000          _      $55,000      $50,000     $52,000     $55,000      $52,500     $54,600
------------------------------------------------------------------------------------------------------------------------------
7/1/05    Partial Withdrawal    $60,000    $15,000      $45,000      $37,500     $39,000     $41,250      $40,339     $41,953
------------------------------------------------------------------------------------------------------------------------------



The following shows how we compute the adjusted death benefits in the example above. Please note that the withdrawal reduces the Purchase Payment Value, the Maximum Anniversary Value, and the Enhanced Beneficiary Value by the same proportion as the withdrawal reduces the Contract Value.

                                                                          Advisor and
                                                                           Preferred     Plus
------------------------------------------------------------------------------------------------
PURCHASE PAYMENT VALUE DEATH BENEFIT
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)           $15,000     $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)           $60,000     $60,000
------------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to            (c)           $50,000     $52,000
Partial Withdrawal
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)
------------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                      $37,500     $39,000
------------------------------------------------------------------------------------------------

MAV DEATH BENEFIT
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)           $15,000     $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)           $60,000     $60,000
------------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to            (c)           $55,000     $55,000
Partial Withdrawal
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)      $13,750     $13,750
------------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                      $41,250     $41,250
------------------------------------------------------------------------------------------------

ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE)
BENEFIT**
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)           $15,000     $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)           $60,000     $60,000
------------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to
Partial Withdrawal (assumes 181 days worth of interest        (c)           $53,786     $55,937
on $52,500 and $54,600, respectively)
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)      $13,446     $13,984
------------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                      $40,339     $41,953
------------------------------------------------------------------------------------------------



 * For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

**Calculations for the Enhanced Beneficiary Protection (Annual Increase) Benefit assume that interest accumulates on a daily basis at a rate equivalent to 5% per year. In certain states, the Benefit provides for interest that accumulates at a rate of 3% per year. If calculations assumed an interest rate of 3% per year, the adjusted death benefit would be lower.


                                 74  PROSPECTUS

APPENDIX F
CALCULATION OF EARNINGS PROTECTION DEATH BENEFIT*
--------------------------------------------------------------------------------

The following are examples of the Earnings Protection Death Benefit Option. For illustrative purposes, the examples assume Earnings in each case. Please remember that you are looking at examples and that your investment performance may be greater or lower than the figures shown.

EXAMPLE 1: ELECTED WHEN CONTRACT WAS ISSUED WITHOUT ANY SUBSEQUENT ADDITIONS OR WITHDRAWALS

In this example, assume that the oldest Contract Owner is age 55 on the Rider Application Date and elects the Earnings Protection Death Benefit Option when the Contract is issued. The Contract Owner makes an initial purchase payment of $100,000. After four years, the Contract Owner dies. On the date Allstate Life receives a Complete Request for Settlement, the Contract Value is $125,000. Prior to his death, the Contract Owner did not make any additional purchase payments or take any withdrawals.


Excess of Earnings Withdrawals                    =    $0
Purchase Payments in the 12 months prior to       =    $0
 death
In-Force Premium                                  =    $100,000
                                                       ($100,000 + $0 - $0)
In-Force Earnings                                 =    $25,000
                                                       ($125,000 - $100,000)
EARNINGS PROTECTION DEATH BENEFIT**               =    40 % * $25,000 = $10,000





Since In-Force Earnings are less than 250% of the In-Force Premium (excluding purchase payments and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS in the 12 months prior to death), the In-Force Earnings are used to compute the Earnings Protection Death Benefit amount.

* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been over age 70, and both were age 79 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($6,250.00).




EXAMPLE 2: ELECTED WHEN CONTRACT WAS ISSUED WITH SUBSEQUENT WITHDRAWALS

In this example, assume the same facts as above, except that the Contract Owner has taken a withdrawal of $10,000 during the second year of the Contract. Immediately prior to the withdrawal, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the In-Force Earnings at the time of the withdrawal. The Contract Value on the date Allstate Life receives a Complete Request for Settlement will be assumed to be $114,000.

Excess of Earnings Withdrawals                        =    $5,000
                                                           ($10,000-$5,000)
Purchase Payments in the 12 months prior to death     =    $0
In-Force Premium                                      =    $95,000
                                                           ($100,000+$0-$5,000)
In-Force Earnings                                     =    $19,000
                                                           ($114,000-$95,000)
EARNINGS PROTECTION DEATH BENEFIT**                   =    40%*$19,000=$7,600


Since In-Force Earnings are less than 250% of the In-Force Premium (excluding purchase payments and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS in the 12 months prior to death), the In-Force Earnings are used to compute the Earnings Protection Death Benefit amount.

* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts


                                 75  PROSPECTUS
will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been over age 70, and both were age 79 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($4,750.00).




EXAMPLE 3: ELECTED AFTER CONTRACT WAS ISSUED WITH SUBSEQUENT ADDITIONS AND WITHDRAWALS

This example is intended to illustrate the effect of adding the Earnings Protection Death Benefit Option after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Contract Owner is age 72 on the Rider Application Date. At the time the Contract is issued, the Contract Owner makes a purchase payment of $100,000. After two years pass, the Contract Owner elects to add the Earnings Protection Death Benefit Option. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Contract Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Contract Owner makes an additional purchase payment of $40,000. Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the Contract Owner dies with a Contract Value of $140,000 on the date Allstate Life receives a Complete Request for Settlement.

Excess of Earnings Withdrawals                                                =    $30,000
                                                                                   ($50,000-$20,000)
Purchase Payments in the 12 months prior to death                             =    $0
In-Force Premium                                                              =    $120,000
                                                                                    ($110,000+$40,000-$30,000)
In-Force Earnings                                                             =    $20,000
                                                                                   ($140,000-$120,000)
EARNINGS PROTECTION DEATH BENEFIT**                                           =    25%*$20,000=$5,000


In this example, In-Force Premium is equal to the Contract Value on Rider Application Date plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since In-Force Earnings are less than 200% of the In-Force Premium (excluding purchase payments and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS in the 12 months prior to death ), the In-Force Earnings are used to compute the Earnings Protection Death Benefit amount.

* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been age 70 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 50% of the In-Force Earnings ($8,000.00) and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACT.




EXAMPLE 4: SPOUSAL CONTINUATION

This example is intended to illustrate the effect of a surviving spouse electing to continue the Contract upon the death of the Contract Owner on a Contract with the Earnings Protection Death Benefit Option. In this example, assume that the oldest Contract Owner is age 60 at the time the Contract is purchased (with the Earnings Protection Death Benefit Option and MAV Death Benefit Option) with a $100,000 purchase payment. Five years later the Contract Owner dies


                                 76  PROSPECTUS
and the surviving spouse elects to continue the Contract. The Contract Value and Maximum Anniversary Value at this time are $150,000 and $160,000, respectively.

Excess of Earnings Withdrawals                                                 =    $0
Purchase Payments in the 12 months prior to death                              =    $0
In-Force Premium                                                               =    $100,000
                                                                                    ($100,000+$0-$0)
In-Force Earnings                                                              =    $50,000
                                                                                    ($150,000-$100,000)
EARNINGS PROTECTION DEATH BENEFIT**                                            =    40%*$50,000=$20,000

Contract Value                                                                 =    $150,000
Death Benefit                                                                  =    $160,000
Earnings Protection Death Benefit                                              =    $20,000
Continuing Contract Value                                                      =    $180,000
                                                                                    ($160,000+$20,000)


Since In-Force Earnings are less than 250% of the In-Force Premium (excluding purchase payments and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS in the 12 months prior to death), the In-Force Earnings are used to compute the Earnings Protection Death Benefit amount.

Assume the surviving spouse is age 72 when the Contract is continued. At this time, the surviving spouse has the option to continue the Earnings Protection Death Benefit Option at an additional mortality and expense risk charge of 0.40% and with an In-Force Premium amount equal to the Contract Value and the Rider Date reset to the date the Contract is continued. If this selection is made, the Earnings Protection Death Benefit will be equal to the lesser of 25% of the In-Force Earnings and 50% of In-Force Premium. Otherwise, the surviving spouse may elect to terminate the Earnings Protection Death Benefit Option at the time of continuation.

* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been over age 70 , and both were age 79 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($12,500.00).


                                 77  PROSPECTUS

APPENDIX G - WITHDRAWAL ADJUSTMENT EXAMPLE - TRUERETURN ACCUMULATION BENEFIT*
--------------------------------------------------------------------------------

Issue Date: January 2, 2004

Initial Purchase Payment: $50,000 (For ALLSTATE ADVISOR PLUS CONTRACTS, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90))

Initial Benefit Base: $50,000 for ALLSTATE ADVISOR AND ALLSTATE ADVISOR PREFERRED CONTRACTS, $52,000 for ALLSTATE ADVISOR PLUS CONTRACTS (assuming issue age 85 or younger)


                                                                        Benefit Base

                                                                     ------Purchase--------
                                                                        Payment Value

                                 Beginning  Transactio   Contract    ----------------------
                Type of          Contract       n       Value After  Advisor and
 Date          Occurrence          Value      Amount    Occurrence    Preferred     Plus

-------------------------------------------------------------------------------------------
1/2/05    Contract Anniversary    $55,000          _      $55,000      $50,000     $52,000
-------------------------------------------------------------------------------------------
7/2/05     Partial Withdrawal     $60,000    $15,000      $45,000      $37,500     $39,000
-------------------------------------------------------------------------------------------



The following shows how we compute the adjusted Benefit Bases in the example above. Please note that the withdrawal reduces the Benefit Base by the same proportion as the withdrawal reduces the Contract Value.

                                                                          Advisor and
                                                                           Preferred     Plus
------------------------------------------------------------------------------------------------
BENEFIT BASE
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)           $15,000     $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)           $60,000     $60,000
------------------------------------------------------------------------------------------------
Value of Benefit Base Immediately Prior to Partial            (c)           $50,000     $52,000
Withdrawal
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)      $12,500     $13,000
------------------------------------------------------------------------------------------------
Adjusted Benefit Base                                                       $37,500     $39,000
------------------------------------------------------------------------------------------------



 * For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values, net of applicable fees and charges for all Contracts. Actual Contract Values will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.




                                 78  PROSPECTUS

APPENDIX H- ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

Appendix H presents the Accumulation Unit Values and number of Accumulation Units outstanding for each Variable Sub-Account since the Variable Sub-Accounts were first offered under the Contracts. This Appendix includes Accumulation Unit Values representing the highest and lowest available combinations of Contract charges that affect Accumulation Unit Values for each Contract. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for all other available combinations for each Contract. Please contract us at 1-800-203-0068 to obtain a copy of the Statement of Additional Information.




ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                                   2002       2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.860
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.860   $ 13.475
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,339    576,019
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.545
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.545   $ 15.641
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     882     21,349
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.235
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.235   $ 14.653
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,864    211,298
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.333
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.333   $ 12.765
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   6,303    442,689
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.541
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.541   $ 13.061
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     67,960
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.022
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.022   $ 12.215
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      58     40,825
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.035
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.035   $ 15.226
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,117     76,856
-------------------------------------------------------------------------------

                                 79  PROSPECTUS


Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.069
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.069   $ 12.468
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,697    147,767
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.706
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.706   $ 13.176
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,115    259,159
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.323
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --    250,178
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.157
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.157   $ 14.323
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      45    200,904
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.670
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.670   $ 13.039
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,293    199,763
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.186
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.186   $ 12.713
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,827    432,829
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.363
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.363   $ 14.755
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     944    156,683
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.560
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.560   $ 12.213
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                  10,218    432,449
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.397
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.397   $ 12.510
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      46     27,406
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.807
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.807   $ 13.589
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                  10,128    581,918
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.732
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.732   $ 11.373
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,020     87,288
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.750
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.750   $ 13.428
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,077    238,535
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.194
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.194   $ 10.507
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                  10,364    486,154
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.613
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.613   $ 13.465
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   3,753    172,681
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.416
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.416   $ 13.072
-------------------------------------------------------------------------------

                                 80  PROSPECTUS



 Number of Units Outstanding, End of Period                   3,968     94,549
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.993
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.993   $  9.914
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   5,773    239,378
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.388
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.388   $ 13.580
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,917    115,558
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.214
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.214   $ 14.664
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     114     77,578
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.651
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.651   $ 13.177
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       5     56,293
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.524
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.524   $ 12.158
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   6,824    384,959
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.480
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.480   $ 14.145
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     377     50,148
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.381
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.381   $ 13.646
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,612     97,780
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.118
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.118   $ 12.475
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   8,458    496,984
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.243
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.243   $ 16.979
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     112     43,987
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.484
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.484   $ 13.683
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,995    141,338
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.730
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.730   $ 12.969
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,065     27,419
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.418
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.418   $ 11.811
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      62    128,295
-------------------------------------------------------------------------------

                                 81  PROSPECTUS


Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.662
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.662   $ 13.437
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   3,897    400,708
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.264
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.264   $ 11.958
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      57          0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.069
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.069   $ 13.960
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      33     23,912
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.710
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.710   $ 14.601
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,083    143,509
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.621
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --     49,008
-------------------------------------------------------------------------------



* The Allstate Advisor Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth (Classes I & II), and Van Kampen UIF U.S. Mid Cap Value (Classes I & II) Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.10% and an administrative expense charge of 0.19%.


                                 82  PROSPECTUS

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).




                                 83  PROSPECTUS

ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, BOTH ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                                ---------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.698
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.341
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     3,763
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.821
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.485
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.039
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --    14.507
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     7,052
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.599
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.638
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --    12,747
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.674
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $16.810
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.377
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.547
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       285
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.583
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.839
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.039
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.932
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,233
-------------------------------------------------------------------------------

                                 84  PROSPECTUS


LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.450
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.093
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       250
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.501
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.076
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       397
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.337
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.344
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       678
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.104
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.045
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       973
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.248
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        33
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.079
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.181
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       237
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.727
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.909
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,353
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.460
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.586
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,396
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.710
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.608
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,493
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.243
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.091
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     4,270
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.748
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.385
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.989
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.454
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,648
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.230
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.260
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.861
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.294
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,125
-------------------------------------------------------------------------------

                                 85  PROSPECTUS


Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.352
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.403
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,859
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.571
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.331
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     3,933
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.688
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.942
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       417
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.933
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $ 9.815
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       158
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.975
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.445
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       196
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.317
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.518
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       107
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.837
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.046
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       124
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.678
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.037
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     4,283
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.642
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.004
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       118
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.794
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.510
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       434
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.574
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.351
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     5,778
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.925
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.693
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,278
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.775
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.303
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,395
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.869
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $12.285
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.821
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

                                 86  PROSPECTUS



Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.376
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.455
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,499
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.538
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,345
-------------------------------------------------------------------------------




* The Allstate Advisor Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Contracts with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.20%, and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00% and an administrative expense charge of 0.19%.


                                 87  PROSPECTUS

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).


                                 88  PROSPECTUS

ALLSTATE ADVISOR PLUS CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                            -------------------
SUB-ACCOUNTS                                                   2002       2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.853
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.853   $ 13.425
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     903    204,532
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.538
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.538   $ 15.583
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     290    12.,058
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.228
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.228   $ 14.599
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,221    109,873
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.327
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.327   $ 12.718
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,512    203,839
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.236
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.236   $ 16.917
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     101     58,107
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.477
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.477   $ 13.633
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,484     79,873
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.723
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.723   $ 12.921
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      3,305
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.534
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.534   $ 13.013
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,231     40,354
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.015
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.015   $ 12.170
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     18,012
-------------------------------------------------------------------------------

                                 89  PROSPECTUS


LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.028
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.028   $ 15.170
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       6     89.538
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.063
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.063   $ 12.422
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       6     43,239
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.699
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.699   $ 13.128
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     381    118,638
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.298
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --    127,891
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.150
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.150   $ 14.270
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,468     71,158
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.663
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.663   $ 12.991
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,578    158,346
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.179
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.179   $ 12.666
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     776    331,015
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.356
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.356   $ 14.701
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,102     95,842
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.553
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.553   $ 12.168
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,732    218,046
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.390
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.390   $ 12.464
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       4     31,401
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.800
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.800   $ 13.539
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   3,560    241,997
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.726
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.726   $ 11.331
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,736     43,250
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.743
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.743   $ 13.378
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     475    120,256
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.187
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.187   $ 10.469
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   5,609    263,037
-------------------------------------------------------------------------------

                                 90  PROSPECTUS



Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.606
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.606   $ 13.416
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     683     57,398
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.409
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.409   $ 13.024
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     302     46,132
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.987
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.987   $  9.878
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   5,174    199,617
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.381
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.381   $ 13.530
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     57,917
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.206
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.206     14.610
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,048     58,917
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.644
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.644   $ 13.128
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      66     38,525
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.517
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.517   $ 12.113
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,392    147,503
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.472
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.472   $ 14.093
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     14.092
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.374
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.374   $ 13.596
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      66     32,814
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.111
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.111   $ 12.429
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,714    204,603
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.412
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.412   $ 11.767
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     226     49,664
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.655
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.655   $ 13.388
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   3,194    152,359
-------------------------------------------------------------------------------

                                 91  PROSPECTUS


Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.257
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.257   $ 11.920
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.062
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.062   $ 13.908
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     21,280
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate - Class II
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.703
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.703   $ 14.547
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,077     58,906
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.593
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --     20,071
-------------------------------------------------------------------------------




* The Allstate Advisor Plus Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF


                                 92  PROSPECTUS

U.S. Mid Cap Value Portfolio (Class I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).




                                 93  PROSPECTUS

ALLSTATE ADVISOR PLUS CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, BOTH ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.680
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.292
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       794
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.801
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.428
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.021
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.453
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     5,633
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.581
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.591
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.655
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $16.748
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.359
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.497
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       785
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.563
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.792
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.022
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.884
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       784
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.432
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.048
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,674
-------------------------------------------------------------------------------

                                 94  PROSPECTUS


LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.482
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.019
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       694
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.319
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.298
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     4,939
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.085
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.997
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Periodclosed                     --   $12.222
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.062
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.128
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.708
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.861
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     3,096
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.442
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.540
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,031
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.692
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.554
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       715
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.224
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.046
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     4,565
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.730
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.339
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.971
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.404
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       263
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.213
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.218
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       116
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.841
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.245
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.335
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.364
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,290
-------------------------------------------------------------------------------

                                 95  PROSPECTUS


Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.554
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.282
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --    15,292
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.670
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12,894
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.917
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $ 9.779
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,411
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.957
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.395
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.298
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.464
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --    12,046
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.819
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.997
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.660
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.992
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,563
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.455
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.971
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.776
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.460
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.557
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.305
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       813
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.909
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.650
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --    14,005
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.757
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.254
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,676
-------------------------------------------------------------------------------

                                 96  PROSPECTUS


Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.850
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $12.265
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.770
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.357
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.402
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,467
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.510
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------




* The Allstate Advisor Preferred Contracts with No Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with No Withdrawal Charge Option and with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.20%, and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock,Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.50% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S.

                                97  PROSPECTUS

Mid Cap Value Portfolio (Class I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).






                                 98  PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 5 YEAR WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,
                                                             ------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.853
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.853   $13.425
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                    1,895    31,028
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.538
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.538   $15.583
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     2,120
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.228
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.228   $14.599
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    17,710
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.327
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.327   $12.718
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    51,247
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.236
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.236   $16.917
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     4,338
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.477
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.477   $13.633
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    10,738
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.723
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.723   $12.920
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                    1,921     1,995
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $ 9.534
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $ 9.534   $13.013
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     4,395
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.015
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.015   $12.170
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     1,021
-------------------------------------------------------------------------------

                                99  PROSPECTUS


LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.028
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.028   $15.170
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                    1,868     8,906
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.063
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.063   $12.422
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     8,483
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.699
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.699   $13.128
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    14,806
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.298
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --    16,293
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.150
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.150   $14.270
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     4,146
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.663
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.663   $12.991
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    11.846
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.179
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.179   $12.666
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                    1,945    26,782
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.356
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.356   $14.701
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    14,941
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.553
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.553   $12.168
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                    1,928    41,097
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.390
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.390   $12.464
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     8,988
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.800
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.800   $14.093
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     2,112
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $ 9.726
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $ 9.726   $11.331
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0       978
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.743
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.743   $13.378
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    20,709
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.187
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.187   $10.469
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    33,742
-------------------------------------------------------------------------------

                                100  PROSPECTUS



Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.606
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.606   $13.416
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    16,560
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.409
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.409   $13.024
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     4,222
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $ 9.987
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $ 9.987   $ 9.878
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     3,503
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.381
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.381   $13.530
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     4,646
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.206
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.206   $14.610
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     3,413
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.644
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.644   $13.128
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     2,239
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.517
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.517   $12.113
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    24,540
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.472
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.472   $14.093
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     2,112
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.374
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.374   $13.596
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     9,417
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.111
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.111   $12.429
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    44,440
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $ 9.412
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $ 9.412   $11.767
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     4,800
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.655
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.655   $13.388
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    16,041
-------------------------------------------------------------------------------

                                101  PROSPECTUS


Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.257
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.257   $11.920
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $11.062
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $11.062   $13.908
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0     2,511
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                $10.000   $10.703
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                      $10.703   $14.547
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                        0    10,341
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.593
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,742
-------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.


                                102  PROSPECTUS

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).




                                103  PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 5 YEAR WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, BOTH ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                               ----------------
SUB-ACCOUNTS                                                   2002       2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.680
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.292
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.801
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 15.428
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.021
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 14.453
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.655
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 16.748
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.359
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.497
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.563
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.792
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.581
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.591
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.022
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.884
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------


                                104  PROSPECTUS


LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.432
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.048
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.482
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 15.019
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --        314
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.319
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.298
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.085
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.997
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.222
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.062
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 14.128
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.708
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.861
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.442
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.540
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                                370
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.692
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 14.554
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --        321
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.224
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.046
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.730
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.339
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.971
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.404
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.213
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 11.218
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.841
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.245
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------

                                105  PROSPECTUS


Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.335
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.364
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.554
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.282
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.670
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.894
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $  9.917
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $  9.779
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.957
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.395
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.298
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 14.464
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.819
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.997
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --        356
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.660
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 11.992
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.623
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $13.9752
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.776
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.460
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.557
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.305
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $  9.909
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 11.650
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------

                                106  PROSPECTUS


Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.757
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.254
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --        354
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 11.832
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 12.265
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.770
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 11.357
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 14.402
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.510
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option and with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.20%, and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock,Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.30% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.


                                107  PROSPECTUS

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).




                                108  PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 3 YEAR WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                                   2002       2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.851
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.851   $ 13.409
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     347    117,457
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.535
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.535   $ 15.564
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     434      4,327
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.225
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.225   $ 14.581
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     860    101,030
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.233
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.233   $ 16.896
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     54,196
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.475
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.475   $ 13.616
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     640     53,801
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.721
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.721   $ 12.905
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     135     12,812
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.532
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.532   $ 12.997
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     15,712
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.013
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.013   $ 12,155
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     18,625
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.026
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.026   $ 15.151
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     891     52,359
-------------------------------------------------------------------------------

                                109  PROSPECTUS



FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.324
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.324   $ 12.703
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,174    148,918
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.060
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.060   $ 12.406
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     22,549
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.696
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.696   $ 13.112
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     73,942
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.289
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --     45,608
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.148
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.148   $ 14.253
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     38,933
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.661
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.661   $ 12.975
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     508     81,371
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.177
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.177   $ 12.650
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,007     83,324
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.354
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.354   $ 14.682
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     745     58,798
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.551
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.551   $ 12.153
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0    261,984
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.388
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.388   $ 12.448
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     12,054
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.798
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.798   $ 14.075
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,666     15,549
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.724
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.724   $ 11.317
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     24,389
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.741
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.741   $ 13.362
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,550    114,140
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.185
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.185   $ 10.456
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,811    155,621
-------------------------------------------------------------------------------

                                110  PROSPECTUS


Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.604
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.604   $ 13.399
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     319     50,972
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.407
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.407   $ 13.008
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     150     41,343
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.985
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.985   $  9.865
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0    652,592
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.379
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.379   $ 13.513
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   1,640     20,679
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.204
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.204   $ 14.592
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     424     48,650
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.642
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.642   $ 13.112
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      7,152
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.515
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.515   $ 12.098
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,030     79,093
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.470
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.470   $ 14.075
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     15,549
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.372
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.372   $ 13.579
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   2,547     50,687
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.109
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.109   $ 12.414
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     617    153,342
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.410
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.410   $ 11.753
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     31,986
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.653
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.653   $ 13.371
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     74,198
-------------------------------------------------------------------------------

                                111  PROSPECTUS


Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.255
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.255   $ 11.907
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                     511          0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.059
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.059   $ 13.891
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     12,459
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.701
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.701   $ 14.529
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     19,376
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.584
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --     13,341
-------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock,Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.50% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.


                                112  PROSPECTUS

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).






                                113  PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 3 YEAR WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, BOTH ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                                ---------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.675
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.275
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       544
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.794
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.409
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.014
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.435
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     4,865
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.575
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.576
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     3,040
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.648
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $16.727
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,444
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.354
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.480
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.557
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.776
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.016
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.868
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     2,509
-------------------------------------------------------------------------------

                                114  PROSPECTUS


LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.426
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.033
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       423
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.475
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       826
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.314
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.283
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.079
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.981
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.214
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       995
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.056
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.111
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.702
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.845
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.436
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.524
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                              6,474
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.686
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.536
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       487
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.218
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.031
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.724
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.324
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     6,221
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.965
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.387
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     7,904
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.207
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.204
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.835
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.228
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

                                115  PROSPECTUS


Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.329
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.351
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.548
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.265
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     3,566
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.664
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.878
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.911
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $ 9.767
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.951
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.378
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,010
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.292
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.446
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.813
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.981
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.654
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.977
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       427
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.616
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.935
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.770
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.443
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     3,822
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.551
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.290
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     8,426
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.903
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.635
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,920
-------------------------------------------------------------------------------

                                116  PROSPECTUS


Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.751
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.238
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       938
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.819
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $12.258
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.752
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.351
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.384
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.501
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------



* The Allstate Advisor Preferred Contracts with the 3 Year Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.20%, and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock,Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.40% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.


                                117  PROSPECTUS

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).










                                118  PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH NO WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                            -------------------
SUB-ACCOUNTS                                                   2002       2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.849
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.849   $ 13.392
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     23,469
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.533
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.533   $ 15.545
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.223
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.223   $ 14.563
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      7,677
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.322
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.322   $ 12.687
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     13,840
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.231
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.231   $ 16.875
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      3,012
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.473
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.473   $ 13.599
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      7,819
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.719
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.719   $ 12.889
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.530
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.530   $ 12.981
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      4,067
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.011
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.011   $ 12.140
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      5,938
-------------------------------------------------------------------------------

                                119  PROSPECTUS


LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.000   $ 15.133
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      5,253
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.058
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.058   $ 12.391
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      5,954
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.694
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.694   $ 13.095
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      7,233
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 12.281
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --     19,650
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.146
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.146   $ 14.235
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      3,483
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.659
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.659   $ 12.959
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     14,596
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.175
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.175   $ 12.635
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   3,180     20,820
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.351
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.351   $ 14.664
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      7,755
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.549
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.549   $ 12.138
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     36,470
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.386
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.386   $ 12.433
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.796
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.796   $ 13.506
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     13,936
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.722
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.722   $ 11.303
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      1,277
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.738
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.738   $ 13.345
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0    363,012
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.183
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.183   $ 10.443
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0    163,346
-------------------------------------------------------------------------------

                                120  PROSPECTUS


Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.602
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.602   $ 13.383
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0    228,069
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.405
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.405   $ 12.992
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      5,187
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.983
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.983   $  9.853
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   4,006    776,190
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.377
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.377   $ 13.497
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      3,291
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.202
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.202   $ 14.574
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      6,517
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.640
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.640   $ 13.096
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      5,620
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.512
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.512   $ 12.083
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                   3,141     17,937
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.467
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.467   $ 14.058
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      3,216
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.370
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.370   $ 13.562
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      2,975
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.107
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.107   $ 12.398
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     27,311
-------------------------------------------------------------------------------
Van Kampen Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $  9.408
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $ 9.408   $ 13.874
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.650
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.650   $ 13.355
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0     36,801
-------------------------------------------------------------------------------

                                121  PROSPECTUS


Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.253
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.253   $ 11.895
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 11.057
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $11.057   $ 13.874
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0          0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --          0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --         --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --         --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --         --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period               $10.000   $ 10.698
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                     $10.698   $ 14.511
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       0      6,427
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                    --   $ 10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                          --   $ 13.575
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                      --        504
-------------------------------------------------------------------------------



* The Allstate Advisor Preferred Contracts with No Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock,Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.


                                122  PROSPECTUS

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).






                                123  PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH NO WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, BOTH ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                                ---------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.669
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.259
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       576
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.788
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $15.390
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.008
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.417
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       722
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.569
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.560
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,429
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.642
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $16.706
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.348
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.463
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.550
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.760
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.011
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.852
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

                                124  PROSPECTUS


LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.420
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.018
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,406
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.469
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.981
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,193
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.308
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.267
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.073
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.964
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.206
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,456
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.051
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.093
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.695
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.829
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.431
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.508
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                              1,423
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.680
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.518
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.212
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.016
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        57
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.717
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.309
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.958
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.370
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,360
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.201
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.190
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.828
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.212
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

                                125  PROSPECTUS


Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.324
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.338
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.542
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.249
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.658
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.862
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.906
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $ 9.755
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.944
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.362
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,492
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.285
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.429
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.807
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.965
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.649
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.963
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.450
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.937
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.764
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.427
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --       736
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.545
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $12.274
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,630
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $ 9.898
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.621
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

                                126  PROSPECTUS


Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.754
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.221
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --     1,365
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $11.806
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $12.251
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.735
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $10.000
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class I) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value (Class II) (5)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --        --
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $11.344
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $14.366
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --   $10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                           --   $13.492
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts with No Withdrawal Charge Option were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with No Withdrawal Charge Option and with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.20%, and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock,Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.50% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton Global Income Securities Variable Sub-Accounts closed to new investments.


                                127  PROSPECTUS

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.

(5) The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class II) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
II) are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth Portfolio (Class I) and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class I).






                                128  PROSPECTUS

THE PUTNAM ALLSTATE ADVISOR VARIABLE ANNUITIES
(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

ALLSTATE LIFE INSURANCE COMPANY
P.O. BOX 94036
PALATINE, ILLINOIS 60094-4036
TELEPHONE NUMBER: 1-800-390-1277                 PROSPECTUS DATED MAY 1, 2004
 -------------------------------------------------------------------------------
Allstate Life Insurance Company ("ALLSTATE LIFE ") has offered the following individual and group flexible premium deferred variable annuity contracts (each, a "CONTRACT"):

PUTNAM ALLSTATE         PUTNAM ALLSTATE
ADVISOR                 ADVISOR PLUS            PUTNAM ALLSTATE ADVISOR PREFERRED


This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. The Contracts are no longer offered for new sales.

Each Contract currently offers several investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include up to 3 fixed account options ("FIXED ACCOUNT OPTIONS"), depending on the Contract, and include 28 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in the class IB shares of one of the following underlying fund portfolios ("FUNDS") of the Putnam Variable Trust:

Putnam VT American Government Income Fund          Putnam VT Growth             Putnam VT Money Market
Putnam VT Capital Appreciation Fund                Opportunities Fund           Fund
Putnam VT Capital Opportunities Fund               Putnam VT Health             Putnam VT New
Putnam VT Discovery Growth Fund                    Sciences Fund                Opportunities Fund
Putnam VT Diversified Income Fund                  Putnam VT High Yield         Putnam VT New Value Fund
Putnam VT Equity Income Fund                       Fund                         Putnam VT OTC & Emerging
Putnam VT The George Putnam Fund of Boston         Putnam VT Income Fund        Growth Fund
Putnam VT Global Asset Allocation Fund             Putnam VT                    Putnam VT Research Fund
Putnam VT Global Equity Fund                       International Equity         Putnam VT Small Cap Value
Putnam VT Growth and Income Fund                   Fund                         Fund
                                                   Putnam VT                    Putnam VT Utilities Growth
                                                   International Growth         and Income Fund
                                                   and Income Fund              Putnam VT Vista Fund
                                                   Putnam VT                    Putnam VT Voyager Fund
                                                   International New
                                                   Opportunities Fund
                                                   Putnam VT Investors
                                                   Fund
                                                   Putnam VT Mid Cap
                                                   Value Fund





                THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
                HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS
                PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                FEDERAL CRIME.

  IMPORTANT     THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
                HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS
   NOTICES      OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT
                DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
                OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS
                INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                PRINCIPAL.

                THE CONTRACTS ARE NOT FDIC INSURED.



For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract value ("CONTRACT VALUE") a credit enhancement ("CREDIT ENHANCEMENT") equal to 4% of such purchase payment. Expenses for this Contract may be higher than a Contract without the Credit Enhancement. Over time, the amount of the Credit Enhancement may be more than offset by the fees associated with the Credit Enhancement.

WE (Allstate Life) have filed a Statement of Additional Information, dated May 1, 2004, with the Securities and Exchange Commission ("SEC"). It contains more information about each Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 43 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.


                                 1  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms                                                       3
--------------------------------------------------------------------------------
  Overview of Contracts                                                 5
--------------------------------------------------------------------------------
  The Contracts at a Glance                                             5
--------------------------------------------------------------------------------
  How the Contracts Work                                                8
--------------------------------------------------------------------------------
  Expense Table                                                         9
--------------------------------------------------------------------------------
  Financial Information                                                 13
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contracts                                                         13
--------------------------------------------------------------------------------
  Purchases                                                             15
--------------------------------------------------------------------------------
  Contract Value                                                        16
--------------------------------------------------------------------------------
  Investment Alternatives                                               17
--------------------------------------------------------------------------------
     The Variable Sub-Accounts                                          17
--------------------------------------------------------------------------------
     The Fixed Account Options                                          18
--------------------------------------------------------------------------------
     Transfers                                                          19
--------------------------------------------------------------------------------

                                                                        PAGE

--------------------------------------------------------------------------------
  Expenses                                                              21
--------------------------------------------------------------------------------
  Access to Your Money                                                  24
--------------------------------------------------------------------------------
  Income Payments                                                       24
--------------------------------------------------------------------------------
  Death Benefits                                                        29
--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information                                                      34
--------------------------------------------------------------------------------
  Taxes                                                                 37
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                   43
--------------------------------------------------------------------------------
APPENDIX A-CONTRACT COMPARISON CHART                                    44
--------------------------------------------------------------------------------
APPENDIX B-ACCUMULATION UNIT VALUES                                     45
--------------------------------------------------------------------------------
APPENDIX C-WITHDRAWAL ADJUSTMENT EXAMPLE
- INCOME BENEFITS                                                       63
--------------------------------------------------------------------------------
APPENDIX D-WITHDRAWAL ADJUSTMENT EXAMPLE
- DEATH BENEFITS                                                        65
--------------------------------------------------------------------------------
APPENDIX E-CALCULATION OF EARNINGS PROTECTION
DEATH BENEFIT OPTION                                                    66
--------------------------------------------------------------------------------


                                 2  PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                        PAGE

--------------------------------------------------------------------------------
Accumulation Phase                                                      8
--------------------------------------------------------------------------------
Accumulation Unit                                                       13, 16
--------------------------------------------------------------------------------
Accumulation Unit Value                                                 13, 16
--------------------------------------------------------------------------------
Allstate Life ("We")                                                    1
--------------------------------------------------------------------------------
Annuitant                                                               13
--------------------------------------------------------------------------------
Automatic Additions Program                                             15
--------------------------------------------------------------------------------
Automatic Fund Rebalancing Program                                      20
--------------------------------------------------------------------------------
Beneficiary                                                             14
--------------------------------------------------------------------------------
Cancellation Period                                                     5, 15
--------------------------------------------------------------------------------
*Contract                                                               1, 13
--------------------------------------------------------------------------------
Contract Anniversary                                                    6
--------------------------------------------------------------------------------
Contract Owner ("You")                                                  8, 13
--------------------------------------------------------------------------------
Contract Value                                                          1, 16
--------------------------------------------------------------------------------
Contract Year                                                           6
--------------------------------------------------------------------------------
Credit Enhancement                                                      1, 15
--------------------------------------------------------------------------------
Dollar Cost Averaging Program                                           20
--------------------------------------------------------------------------------
Due Proof of Death                                                      30
--------------------------------------------------------------------------------
Earnings Protection Death Benefit Option                                6, 30
--------------------------------------------------------------------------------
Enhanced Beneficiary Protection Option                                  6, 31
--------------------------------------------------------------------------------
Excess of Earnings Withdrawal                                           31
--------------------------------------------------------------------------------
Fixed Account Options                                                   1, 18
--------------------------------------------------------------------------------
Free Withdrawal Amount                                                  22
--------------------------------------------------------------------------------

                                                                        PAGE
--------------------------------------------------------------------------------
Funds                                                               1, 17, 34
--------------------------------------------------------------------------------
Guarantee Period                                                        19
--------------------------------------------------------------------------------
Income Base                                                             6, 28
--------------------------------------------------------------------------------
Income Plan                                                             24
--------------------------------------------------------------------------------
In-Force Earnings                                                       31
--------------------------------------------------------------------------------
In-Force Premium                                                        31
--------------------------------------------------------------------------------
Investment Alternatives                                             1, 6, 17
--------------------------------------------------------------------------------
Issue Date                                                              8
--------------------------------------------------------------------------------
Maximum Anniversary Value                                               30
--------------------------------------------------------------------------------
Payout Phase                                                            8
--------------------------------------------------------------------------------
Payout Start Date                                                       8, 24
--------------------------------------------------------------------------------
Retirement Income Guarantee Rider                                       6, 27
--------------------------------------------------------------------------------
Rider Application Date                                                  6
--------------------------------------------------------------------------------
Rider Date                                                              28
--------------------------------------------------------------------------------
Right to Cancel                                                         5, 15
--------------------------------------------------------------------------------
SEC                                                                     1
--------------------------------------------------------------------------------
Settlement Value                                                        30
--------------------------------------------------------------------------------
Standard Fixed Account Option                                           19
--------------------------------------------------------------------------------
Systematic Withdrawal Program                                           24
--------------------------------------------------------------------------------
Valuation Date                                                          15
--------------------------------------------------------------------------------
Variable Account                                                        1, 34
--------------------------------------------------------------------------------
Variable Sub-Account                                                    1, 17
--------------------------------------------------------------------------------


* In certain states these Contracts were available only as group Contracts. If you purchased a group Contract, we issued you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. References to "Contract" also include all three Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.


                                 3  PROSPECTUS

OVERVIEW OF CONTRACTS
--------------------------------------------------------------------------------

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

.. The PUTNAM ALLSTATE ADVISOR CONTRACT has a mortality and expense risk charge of 1.25%, an annual contract maintenance charge of $30, a withdrawal charge of up to 7% with a 7-year withdrawal charge period.

.. The PUTNAM ALLSTATE ADVISOR PLUS CONTRACT offers a 4% Credit Enhancement on purchase payments, a higher mortality and expense risk charge (1.60%), no contract maintenance charge, a higher withdrawal charge (up to 8%) with a longer withdrawal charge period (8 years).

.. The PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACT has a higher mortality and expense risk charge (1.65%), no contract maintenance charge, a lower withdrawal charge (up to 2%) with a shorter withdrawal charge period (2 years).

Other differences among the Contracts relate to the minimum initial purchase payment, the maximum age of Contract Owners and Annuitants, available Fixed Account Options and available withdrawal charge waivers. For a side-by-side comparison of these differences, please turn to Appendix A of this prospectus.


                                 4  PROSPECTUS

THE CONTRACTS AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contracts. Please read the remainder of this prospectus for more information.


FLEXIBLE PAYMENTS       WE ARE NO LONGER OFFERING NEW CONTRACTS.

                        You can add to your Contract as often and as much as you like, but each subsequent payment must be at least
                        $500 ($50 for automatic payments). We may limit the amount of any additional purchase payment to a maximum of $1,000,000. You must maintain a minimum Contract
                        Value of $1,000.

                        For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, each time
                        you make a purchase payment, we will add to your
                        Contract Value a Credit Enhancement equal to 4% of such
                        purchase payment.
-------------------------------------------------------------------------------
RIGHT TO CANCEL         You may cancel your Contract within 20 days of receipt
                        or any longer period as your state may require
                        ("CANCELLATION PERIOD"). Upon cancellation, we will
                        return your purchase payments adjusted, to the extent
                        federal or state law permits, to reflect the investment
                        experience of any amounts allocated to the Variable
                        Account, including the deduction of mortality and
                        expense risk charges. If you exercise your RIGHT TO
                        CANCEL the Contract, the amount we refund to you will
                        not include any Credit Enhancement. See "Right to
                        Cancel" for details.
-------------------------------------------------------------------------------
EXPENSES                Each Fund pays expenses that you will bear indirectly
                        if you invest in a Variable Sub-Account. You also will
                        bear the following expenses:

                        PUTNAM ALLSTATE ADVISOR CONTRACTS

                        .Annual mortality and expense risk charge equal to
                          1.25% of average daily net assets.

                        .Annual contract maintenance charge of $30 (waived in
                          certain cases)

                        .Withdrawal charges ranging from 0% to 7% of purchase
                          payments withdrawn (with certain exceptions)

                        PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS

                        .Annual mortality and expense risk charge equal to
                          1.60% of average daily net assets.

                        .Withdrawal charges ranging from 0% to 8% of purchase
                          payments withdrawn (with certain exceptions)

                        PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

                        .Annual mortality and expense risk charge equal to
                          1.65% of average daily net assets.

                        .Withdrawal charges ranging from 0% to 2% of purchase
                          payments withdrawn (with certain exceptions)
-------------------------------------------------------------------------------


                                  5 PROSPECTUS

                        ALL CONTRACTS

                        .If you select the ENHANCED BENEFICIARY PROTECTION
                          OPTION you would pay an additional mortality and expense risk charge of 0.15%.

                        .If you select the EARNINGS PROTECTION DEATH BENEFIT
                          OPTION you would pay an additional mortality and expense risk charge of 0.20% or 0.35% (depending on the age of the oldest Owner and Annuitant on the date we receive the completed application or request to add the Option, whichever is later ("RIDER
                          APPLICATION DATE")).

                        .We discontinued offering the RETIREMENT INCOME
                          GUARANTEE RIDER as of January 1, 2004. If you elected the Retirement Income Guarantee Rider prior to
                          January 1, 2004, you will pay an additional fee at the annual rate of 0.05% or 0.30% (depending on the option you selected) of the INCOME BASE in effect on a Contract Anniversary ("CONTRACT ANNIVERSARY").

                        .Transfer fee equal to 0.50% of the amount transferred
                          after the 12/th/ transfer in any Contract Year
                          ("CONTRACT YEAR"), which we measure from the date we issue your Contract or a Contract Anniversary.

                        . State premium tax (if your state imposes one)
-------------------------------------------------------------------------------
INVESTMENT              Each Contract offers several investment alternatives
ALTERNATIVES            including:

                        .a Standard Fixed Account Option* that credits
                          interest at rates we guarantee, and

                        .28 Variable Sub-Accounts investing in Funds offering
                          professional money management by Putnam Investment
                          Management, LLC.

                        PUTNAM ALLSTATE ADVISOR CONTRACTS offer 2 additional
                        Fixed Account Options that credit interest at rates we guarantee.

                        To find out current rates being paid on the Fixed
                        Account Option(s), or to find out how the Variable
                        Sub-Accounts have performed, please call us at 1-800-390-1277.

                        *For PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS
                        (except Contracts issued in Oregon), the Standard Fixed
                        Account Option is currently not available for new
                        investments.
-------------------------------------------------------------------------------
SPECIAL SERVICES        For your convenience, we offer these special services:

                        . AUTOMATIC FUND REBALANCING PROGRAM

                        . AUTOMATIC ADDITIONS PROGRAM

                        . DOLLAR COST AVERAGING PROGRAM

                        . SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------

                                  6 PROSPECTUS

INCOME PAYMENTS         You can choose fixed income payments, variable income
                        payments, or a combination of the two. You can receive
                        your income payments in one of the following ways:

                        . life income with guaranteed payments

                        .a joint and survivor life income with guaranteed
                          payments

                        . guaranteed payments for a specified period

                        .combination life income and guaranteed payments for a
                          specified period

                        .combination joint and survivor life income and
                          guaranteed payments for a specified period

                        . life income with cash refund

                        . joint life income with cash refund

                        . life income with installment refund

                        . joint life income with installment refund

                        Prior to January 1, 2004, Allstate Life offered two
                        Retirement Income Guarantee Riders that guarantee a
                        minimum amount of fixed income payments you can receive
                        if you choose to annuitize your Contract.
-------------------------------------------------------------------------------
DEATH BENEFITS          If you die before income payments begin, we will pay
                        the death benefit described in the Contract. We also
                        offer an Enhanced Beneficiary Protection Option and an
                        Earnings Protection Death Benefit Option.
-------------------------------------------------------------------------------
TRANSFERS               Before the Payout Start Date, you may transfer your
                        Contract Value among the investment alternatives, with
                        certain restrictions. The minimum amount you may
                        transfer is $100 or the amount remaining in the
                        investment alternative, if less.

                        A charge may apply after the 12/th/ transfer in each
                        Contract Year.
-------------------------------------------------------------------------------
WITHDRAWALS             You may withdraw some or all of your Contract Value at
                        any time during the Accumulation Phase and during the
                        Payout Phase in certain cases. In general, you must
                        withdraw at least $50 at a time ($1,000 during the
                        Payout Phase). Withdrawals taken prior to annuitization
                        (referred to in this prospectus as the Payout Phase)
                        are generally considered to come from the earnings in
                        the Contract first. If the Contract is tax-qualified,
                        generally all withdrawals are treated as distributions
                        of earnings. Withdrawals of earnings are taxed as
                        ordinary income and, if taken prior to age 59 1/2, may
                        be subject to an additional 10% federal tax penalty. A
                        withdrawal charge also may apply.
-------------------------------------------------------------------------------





                                 7  PROSPECTUS

HOW THE CONTRACTS WORK
--------------------------------------------------------------------------------

Each Contract basically works in two ways.

First, each Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in your Contract's investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Funds.

Second, each Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page 24. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Funds. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can receive    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment



Other income payment options are also available. See "INCOME PAYMENTS."

As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contracts." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-390-1277 if you have any question about how the Contracts work.


                                 8  PROSPECTUS

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Fund expenses, please refer to the accompanying prospectus for the Funds.


CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)*


 Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/ Applicable
                                          Charge:
-----------------------------------------------------------------------------------------------------
Contract:
Putnam Allstate Advisor                         0    1    2   3    4    5    6    7+
                                                7%   7%   6%  5%   4%   3%   2%   0%
-----------------------------------------------------------------------------------------------------
Putnam Allstate Advisor Plus                    0    1    2   3    4    5    6    7    8+
                                                8%   8%   8%  7%   6%   5%   4%   3%   0%
-----------------------------------------------------------------------------------------------------
Putnam Allstate Advisor Preferred               0    1    2+
                                                2%   1%   0%
-----------------------------------------------------------------------------------------------------

Annual Contract Maintenance Charge
-----------------------------------------------------------------------------------------------------
Putnam Allstate                                            $30**
 Advisor
-----------------------------------------------------------------------------------------------------
Putnam Allstate                                            none
 Advisor Plus
-----------------------------------------------------------------------------------------------------
Putnam Allstate                                            none
 Advisor Preferred
-----------------------------------------------------------------------------------------------------
Transfer Fee                                0.50 % of the amount transferred***
-----------------------------------------------------------------------------------------------------


* Each Contract Year, you may withdraw up to the FREE WITHDRAWAL AMOUNT offered under your Contract without incurring a withdrawal charge. See "Withdrawal Charge," for more information.

**   Waived in certain cases. See "Expenses."

*** Applies solely to the 13th and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic fund rebalancing.


                                 9  PROSPECTUS

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net asset value deducted from each Variable Sub-Account)



PUTNAM ALLSTATE ADVISOR:

                                                                                 With the Earnings
                                                                              Protection Death Benefit
                                                                              Option and the Enhanced
                                    With the Enhanced     With the Earnings    Beneficiary Protection
                         Basic    Beneficiary Protection   Protection Death            Option
                        Contract          Option            Benefit Option
------------------------------------------------------------------------------------------------------
Mortality and Expense    1.25%            1.40%                 1.60%*                 1.75%*
Risk Charge
------------------------------------------------------------------------------------------------------
Total Variable Account   1.25%            1.40%                 1.60%                  1.75%
Annual Expense
------------------------------------------------------------------------------------------------------


PUTNAM ALLSTATE ADVISOR PLUS:

                                                                                      With the Earnings
                                                                                   Protection Death Benefit
                                                                                   Option and the Enhanced
                                         With the Enhanced     With the Earnings    Beneficiary Protection
                              Basic    Beneficiary Protection   Protection Death            Option
                             Contract          Option            Benefit Option
-----------------------------------------------------------------------------------------------------------
Mortality and Expense Risk    1.60%            1.75%                 1.95%*                 2.10%*
Charge
-----------------------------------------------------------------------------------------------------------
Total Variable Account        1.60%            1.75%                 1.95%                  2.10%
Annual Expense
-----------------------------------------------------------------------------------------------------------




PUTNAM ALLSTATE ADVISOR PREFERRED:

                                                                                           With the Earnings
                                                                                        Protection Death Benefit
                                                                                        Option and the Enhanced
                                              With the Enhanced     With the Earnings    Beneficiary Protection
                                   Basic    Beneficiary Protection   Protection Death            Option
                                  Contract          Option            Benefit Option
----------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk         1.65%            1.80%                 2.00%*                 2.15%*
Charge
----------------------------------------------------------------------------------------------------------------
Total Variable Account Annual      1.65%            1.80%                 2.00%                  2.15%
Expense
----------------------------------------------------------------------------------------------------------------


* The mortality and expense risk charge shown for the Earnings Protection Death Benefit Option reflects a charge of 0.35% for the Option, assuming the age of the oldest Contract Owner or Annuitant is over 65, and both are 75 or younger on the Rider Application Date. If the age of the oldest Contract Owner or Annuitant is 65 or younger on the Rider Application Date, the charge for the Option is 0.20% and the mortality and expense risk charge shown for Contracts with this Option would be lower by 0.15%.



RETIREMENT INCOME GUARANTEE RIDER EXPENSES*

If you selected a Retirement Income Guarantee Rider, you will pay an additional fee at the annual rate of 0.05% or 0.30% (depending on the Option you selected) of the Income Base in effect on a Contract Anniversary. See "Retirement Income Guarantee Riders" for details.



*We discontinued offering the Retirement Income Guarantee Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.




                                 10  PROSPECTUS

FUND ANNUAL EXPENSES
The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. Putnam Investment Management, LLC may have agreed to waive its fees for certain Funds and/or reimburse Fund expenses in order to keep the Funds' expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Fund's fees and expenses appears in the prospectus for the Funds.


----------------------------------------------------------------------------------
                                 Minimum                       Maximum
----------------------------------------------------------------------------------
Total Annual Fund
Operating
Expenses/(1)/
(expenses that are
deducted from Fund
assets, which may
include management
fees, distribution
and/or services
(12b-1) fees, and                   0.74%                         2.21%
other expenses)
----------------------------------------------------------------------------------


(1) Expenses are shown as a percentage of Fund average daily net assets (before any waiver or reimbursement) as of December 31, 2003.




EXAMPLE 1
This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Fund fees and expenses. The Example shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time periods indicated,

.. earned a 5% annual return on your investment,

.. surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,

.. elected the Enhanced Beneficiary Protection Option,

.. elected the Earnings Protection Death Benefit Option (assuming age of oldest
  Contract Owner or Annuitant is over age 65, and both are age 75 or younger on the Rider Application Date), and

.. elected Retirement Income Guarantee Rider 2 (assuming Income Base B).

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

The first line of the example assumes that the maximum fees and expenses of any of the Funds are charged. The second line of the example assumes that the minimum fees and expenses of any of the Funds are charged. Your actual expenses may be higher or lower than those shown below.


                               Allstate Advisor                   Allstate Advisor Plus
------------------------------------------------------------------------------------------------
                        1Year   3 Years  5 Years  10 Years  1 Year  3 Years  5 Years  10 Years

------------------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio        $1,062  $1,836  $2,621    $4,807    $1,153   $2,023  $2,818   $4,858
Expenses
------------------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio
Expenses                $912    $1,394  $1,902    $3,467    $1,003   $1,583  $2,106   $3,546
------------------------------------------------------------------------------------------------
                         Allstate Advisor Preferred
------------------------------------------------------------
                        1 Year  3 Years  5 Years   10 Years

------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio
Expenses                $563    $1,442   $2,417    $4,899
------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio        $413    $1,003   $1,706    $3,594
Expenses
------------------------------------------------------------





                                 11  PROSPECTUS

EXAMPLE 2
This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.


                              Allstate Advisor                   Allstate Advisor Plus          Allstate Advisor Preferred
-----------------------------------------------------------------------------------------------------------------------------------
                        1Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years   10 Years

-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio        $467    $1,411  $2,366   $4,807    $473    $1,428   $2,393  $4,858    $478    $1,442   $2,417    $4,899
Expenses
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio        $317    $969    $1,647   $3,467    $323    $988     $1,681  $3,546    $328    $1,003   $1,706    $3,594
Expenses
-----------------------------------------------------------------------------------------------------------------------------------





PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES REFLECT THE FREE WITHDRAWAL AMOUNTS IF APPLICABLE, AND THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $30 EACH YEAR FOR PUTNAM ALLSTATE ADVISOR CONTRACTS.THE EXAMPLES DO NOT ASSUME THAT ANY FUND EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME YOU HAVE SELECTED THE ENHANCED BENEFICIARY PROTECTION OPTION, THE EARNINGS PROTECTION DEATH BENEFIT OPTION (ASSUMING OLDEST CONTRACT OWNER OR ANNUITANT IS OVER AGE 65, AND BOTH ARE AGE 75 OR YOUNGER ON THE RIDER APPLICATION DATE), AND THE RETIREMENT INCOME GUARANTEE RIDER 2 AND THAT INCOME BASE B IS APPLIED. IF ANY OR ALL OF THESE FEATURES WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.




                                 12  PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Accumulation Unit Values for the Contracts appear in Appendix B and in the Statement of Additional Information. Prior to May 1, 2004, the Contracts were issued through Allstate Life Insurance Company Separate Account A. Effective May 1, 2004, Allstate Life Insurance Company Separate Account A combined with and into the Variable Account. As a result of the merger, the Contracts are now issued through the Variable Account. For more information, see the Statement of Additional Information, which contains the financial statements of Allstate Life Insurance Company Separate Account A and the Variable Account that show the effect of the merger of Allstate Life Insurance Company Separate Account A into the Variable Account.


THE CONTRACTS
--------------------------------------------------------------------------------


CONTRACT OWNER
Each Contract is an agreement between you, the Contract Owner, and Allstate Life, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner or the Annuitant dies, and

.. any other rights that the Contract provides, including restricting income payments to Beneficiaries.

If you die, any surviving joint Contract Owner or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-living person and a living person. If the Contract Owner is a grantor trust, the Contract Owner will be considered a non-living person for purposes of the "Death of Owner" and "Death of Annuitant" provisions of your Contract. The maximum age of any Contract Owner on the date we receive the completed application for each Contract is as follows:

.. 90 -PUTNAM ALLSTATE ADVISOR

.. 85 - PUTNAM ALLSTATE ADVISOR PLUS

.. 90 - PUTNAM ALLSTATE ADVISOR PREFERRED

If you select the Enhanced Beneficiary Protection Option or Earnings Protection Death Benefit Option, the maximum age of any Contract Owner on the date we receive the completed application or request to add the Option, whichever is later ("Rider Application Date") is currently 75.

The Contract can also be purchased as part of a qualified plan. A qualified plan is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "QUALIFIED CONTRACT" to refer to a Contract issued with a qualified plan.

Except for certain retirement plans, you may change the Contract Owner at any time. Once we have received a satisfactory written request for a change of Contract Owner, the change will take effect as of the date you signed it. We are not liable for any payment we make or other action we take before receiving any written request for a change from you.

Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.


ANNUITANT
The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You may name a new Annuitant only upon the death of the current Annuitant and before the Payout Start Date. If the Annuitant dies prior to the Payout Start Date, and the Contract Owner does not name a new Annuitant, the new Annuitant will be the youngest Contract Owner, otherwise, the youngest Beneficiary. You may designate a joint Annuitant, who is a second person on whose life income payments depend, at the time you select an Income Plan. The maximum age


                                 13  PROSPECTUS
of any Annuitant on the date we receive the completed application for each Contract is as follows:

.. 90 - PUTNAM ALLSTATE ADVISOR

.. 85 - PUTNAM ALLSTATE ADVISOR PLUS

.. 90 - PUTNAM ALLSTATE ADVISOR PREFERRED

If you select the Enhanced Beneficiary Protection Option or Earnings Protection Death Benefit Option, the maximum age of any Annuitant on the Rider Application Date is 75.

If you select an Income Plan that depends on the Annuitant or a joint Annuitant's life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.


BENEFICIARY
You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner, subject to the Death of Owner provisions in your Contract, if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract Owner dies after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue.

A contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we accept your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries by providing us with a written request. Once we accept the written request, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made by us or any other action we take before we accept the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving primary or contingent Beneficiaries when the death benefit becomes payable, the new Beneficiary will be:

.. your spouse or, if he or she is no longer alive,

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation or other type of non-living person, all Beneficiaries will be considered to be non-living persons.

Unless you have provided directions to the contrary, the Beneficiaries will take equal shares. If there is more than one Beneficiary in a class (e.g., more than one primary Beneficiary) and one of the Beneficiaries predeceases the Contract Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary's share in proportion to the original share of the remaining Beneficiaries.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

If there is more than one Beneficiary taking shares of the death benefit, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death benefit. Each Beneficiary will exercise all rights related to his or her share of the death benefit, including the sole right to select a payout option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the payout option chosen by the original Beneficiary.


MODIFICATION OF THE CONTRACT
Only an Allstate Life officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No Contract Owner has a right to assign any interest in a Contract as collateral or security for a loan. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


                                 14  PROSPECTUS

PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
The minimum initial purchase payment for each Contract is $10,000.

The minimum initial purchase payment for Qualified Contracts is $500 for PUTNAM ALLSTATE ADVISOR CONTRACTS ($10,000 for PUTNAM ALLSTATE ADVISOR PLUS AND PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS). All subsequent purchase payments under a Contract must be $500 or more ($50 for automatic payments). You may make purchase payments at any time prior to the Payout Start Date; however, additional payments may be limited in some states. Please consult with your representative for details. The most we accept without our prior approval is $1,000,000. We reserve the right to accept a lesser initial purchase payment amount. We reserve the right to limit the availability of the investment alternatives for additional investments. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of $50 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information. The AUTOMATIC ADDITIONS PROGRAM is not available for making purchase payments into the 6 or 12 Month Dollar Cost Averaging Options (for PUTNAM ALLSTATE ADVISOR CONTRACTS only).


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling 1-800-390-1277.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We use the term "BUSINESS DAY" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time (3:00 p.m. Central Time). If we receive your purchase payment after 3:00 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


CREDIT ENHANCEMENT
(PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS only)

Each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment. If you exercise your Right to Cancel the Contract, the amount we refund to you will not include any Credit Enhancement. See "RIGHT TO CANCEL" below for details. The PUTNAM ALLSTATE ADVISOR PLUS CONTRACT may not be available in all states.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the corresponding purchase payment. For purposes of determining the death benefit and the amount applied to an Income Plan, Credit Enhancements will be included with purchase payments. We do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See "EXPENSES." Under certain circumstances (such as a period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.


RIGHT TO CANCEL
You may cancel your Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or such longer period that your state may require. You may return it by delivering it or mailing it to us. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect


                                 15  PROSPECTUS
investment gain or loss, including the deduction of mortality and expense risk charges, that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Code Section 408(b), we will refund the greater of any purchase payment or the Contract Value.

For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, we have received regulatory relief to enable us to recover the amount of any Credit Enhancement applied to Contracts that are cancelled during the Cancellation Period. The amount we return to you upon exercise of this Right to Cancel will not include any Credit Enhancement or the amount of charges deducted prior to cancellation but will reflect, except in states where we are required to return the amount of your purchase payments, any investment gain or loss, including the deduction of mortality and expense risk charges, associated with your Variable Account purchase payments and with the Credit Enhancement. We reserve the right to allocate your purchase payments to the Putnam Money Market Variable Sub-Account during the Cancellation Period.


CONTRACT VALUE
--------------------------------------------------------------------------------

On the Issue Date, the Contract Value is equal to:

.. your initial purchase payment for PUTNAM ALLSTATE ADVISOR CONTRACTS

.. your initial purchase payment plus the Credit Enhancement for PUTNAM ALLSTATE
  ADVISOR PLUS CONTRACTS

.. your initial purchase payment for PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus your value in the Fixed Account Option(s) offered by your Contract.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, we also would credit you with an additional 40 Accumulation Units of the Variable Sub-Account to reflect the 4% Credit Enhancement on your purchase payment. See "Credit Enhancement." Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account for each Contract will rise or fall to reflect:

.. changes in the share price of the Fund in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine withdrawal charges, Retirement Income Guarantee charges (if applicable), transfer fees, and contract maintenance charges (if applicable) separately for each Contract. They do not affect the Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Values, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account for each Contract on each Valuation Date. We also determine separate sets of Accumulation Unit Values for each Contract that reflect the cost of the Enhanced Beneficiary Protection Option, the Earnings Protection Death Benefit Option, and the Enhanced Beneficiary Protection Option together with the Earnings Protection Death Benefit Option.

YOU SHOULD REFER TO THE PROSPECTUS FOR THE FUNDS THAT ACCOMPANIES THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH FUND ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.


                                 16  PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 28 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Fund. Each Fund has its own investment objective(s) and policies. We briefly describe the Funds below.

For more complete information about each Fund, including expenses and risks associated with the Fund, please refer to the accompanying prospectus for the Funds. You should carefully review the Funds' prospectus before allocating amounts to the Variable Sub-Accounts. Putnam Investment Management, LLC ("Putnam Management") serves as the investment adviser to each Fund.


FUND:                          EACH FUND:
Putnam VT American Government  Seeks high current income with preservation of
 Income Fund - Class IB         capital as its secondary objective.
-------------------------------------------------------------------------------
Putnam VT Capital              Seeks capital appreciation.
 Appreciation Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Capital              Seeks long-term growth of capital.
 Opportunities Fund - Class
 IB
-------------------------------------------------------------------------------
Putnam VT Discovery Growth     Seeks long-term growth of capital.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Diversified Income   Seeks as high a level of current income as
 Fund - Class IB                Putnam Management believes is consistent with
                                preservation of capital.
-------------------------------------------------------------------------------
Putnam VT Equity Income Fund   Seeks current income. Capital growth is a
 - Class IB                     secondary objective when consistent with
                                seeking current income.
-------------------------------------------------------------------------------
Putnam VT The George Putnam    Seeks to provide a balanced investment composed
 Fund of Boston - Class IB      of a well diversified portfolio of value stocks
                                and bonds, which produce both capital growth
                                and current income.
-------------------------------------------------------------------------------
Putnam VT Global Asset         Seeks a high level of long-term total return
 Allocation Fund - Class IB     consistent with preservation of capital.
-------------------------------------------------------------------------------
Putnam VT Global Equity Fund   Seeks capital appreciation.
 - Class IB
-------------------------------------------------------------------------------
Putnam VT Growth and Income    Seeks capital growth and current income.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Growth               Seeks capital appreciation.
 Opportunities Fund - Class
 IB
-------------------------------------------------------------------------------
Putnam VT Health Sciences      Seeks capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT High Yield Fund -    Seeks high current income. Capital growth is a
 Class IB                       secondary goal when consistent with achieving
                                high current income.
-------------------------------------------------------------------------------
Putnam VT Income Fund - Class  Seeks high current income consistent with what
 IB                             Putnam Management believes to be prudent risk.
-------------------------------------------------------------------------------
Putnam VT International        Seeks capital appreciation.
 Equity Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT International        Seeks capital growth. Current income is a
 Growth and Income Fund         secondary objective.
 -Class IB
-------------------------------------------------------------------------------
Putnam VT International New    Seeks long-term capital appreciation.
 Opportunities Fund -Class IB
-------------------------------------------------------------------------------
Putnam VT Investors Fund -     Seeks long-term growth of capital and any
 Class IB                       increased income that results from this growth.
-------------------------------------------------------------------------------
Putnam VT Mid Cap Value Fund   Seeks capital appreciation, as a secondary
 - Class IB                     objective, current income.
-------------------------------------------------------------------------------
Putnam VT Money Market Fund -  Seeks as high a rate of current income as Putnam
 Class IB                       Management believes is consistent with
                                preservation of capital and maintenance of
                                liquidity.
-------------------------------------------------------------------------------
Putnam VT New Opportunities    Seeks long-term capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT New Value Fund -     Seeks long-term capital appreciation.
 Class IB
-------------------------------------------------------------------------------
Putnam VT OTC & Emerging       Seeks capital appreciation.
 Growth Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Research Fund -      Seeks capital appreciation.
 Class IB
-------------------------------------------------------------------------------

                                 17 PROSPECTUS

Putnam VT Small Cap Value      Seeks capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Utilities Growth     Seeks capital growth and current income.
 and Income Fund - Class IB
Putnam VT Vista Fund - Class   Seeks capital appreciation.
 IB
Putnam VT Voyager Fund -       Seeks capital appreciation.
 Class IB
-------------------------------------------------------------------------------

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE FUNDS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE FUNDS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE FUNDS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.



                                 18  PROSPECTUS

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. The Fixed Account Options available under each Contract are as follows:

                                                                      ADVISOR     ADVISOR
                                                             ADVISOR    PLUS     PREFERRED
-------------------------------------------------------------------------------------------
Standard Fixed Account Option                                  Yes      Yes         No*
-------------------------------------------------------------------------------------------
6 Month Dollar Cost Averaging Option                           Yes       No         No
-------------------------------------------------------------------------------------------
12 Month Dollar Cost Averaging Option                          Yes       No         No
-------------------------------------------------------------------------------------------


* The Standard Fixed Account Option is available with Contracts issued in
Oregon.

We may offer additional Fixed Account Options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Fixed Account Options available under your Contract. The Fixed Account Options may not be available in all states. In addition, COSHORT may limit the availability of the Standard Fixed Account Option. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
(PUTNAM ALLSTATE ADVISOR CONTRACTS ONLY)

The Dollar Cost Averaging Fixed Account Options are two of the investment alternatives that you can use to establish a DOLLAR COST AVERAGING PROGRAM, as described on page 20. These options allow you to allocate purchase payments to the Fixed Account either for up to 6 months (the "6 MONTH DOLLAR COST AVERAGING OPTION") or for up to 12 months (the "12 MONTH DOLLAR COST AVERAGING OPTION"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Standard Fixed Account Option described below.

You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to other investment alternatives in equal installments. For each purchase payment, the first transfer from the 6 or 12 Month Dollar Cost Averaging Option will be made the next business day after we receive the purchase payment. If we do not receive an allocation instruction from you when we receive the purchase payment, the purchase payment plus associated interest will be transferred to the Putnam VT Money Market Variable Sub-Account in equal monthly installments within the selected transfer period until we have received a different allocation instruction. At the end of the applicable 6 or 12 month period, we will transfer any remaining amounts in the 6 or 12 Month Dollar Cost Averaging Options to the Putnam VT Money Market Variable Sub-Account unless you request a different investment alternative. Transfers out of the 6 or 12 Month Dollar Cost Averaging Options do not count towards the 12 transfers you can make without paying a transfer fee.

You may not transfer money from other investment alternatives to either the 6 or 12 Month Dollar Cost Averaging Options. You may not use the Automatic

                                 18 PROSPECTUS

Additions Program to make purchase payments into the 6 or 12 Month Dollar Cost Averaging Fixed Account Options.

The 6 or 12 Month Dollar Cost Averaging Options may not be available in your state. Please check with your representative for availability.



STANDARD FIXED ACCOUNT OPTION
Each purchase payment or transfer allocated to a GUARANTEE PERIOD included in the Standard Fixed Account Option earns interest at a specified rate that we guarantee for a period of years. FOR PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS EACH PURCHASE PAYMENT PLUS THE APPROPRIATE PORTION OF THE CREDIT ENHANCEMENT ALLOCATED TO THE STANDARD FIXED ACCOUNT OPTION EARNS INTEREST AT THE CURRENT RATE IN EFFECT AT THE TIME OF ALLOCATION.

We are currently offering Guarantee Periods of 1, 5 and 7 years in length for Putnam Allstate Advisor and Putnam Allstate Advisor Plus Contracts. FOR PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS (EXCEPT CONTRACTS ISSUED IN OREGON), WE ARE CURRENTLY NOT OFFERING THE STANDARD FIXED ACCOUNT OPTION. Existing investments in the Standard Fixed Account Option are not affected by this change. At the end of the 1-year Guarantee Period, a renewal rate will be declared as described below. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods. You select a Guarantee Period for each purchase payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s). If we no longer offer that period length, then we will allocate the purchase payment or transfer to a new Guarantee Period with the next shortest term currently offered. If you have not made a prior allocation to a Guarantee Period, then we will allocate the purchase payment or transfer to a new Guarantee Period of the shortest term we are offering at that time. After the end of each Guarantee Period, we will guarantee a 1-year renewal rate. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period or on the renewal date.


INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. We do not permit transfers into any Dollar Cost Averaging Fixed Account Option. FOR PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS (EXCEPT CONTRACTS ISSUED IN OREGON), WE CURRENTLY DO NOT PERMIT TRANSFERS INTO THE STANDARD FIXED ACCOUNT OPTIONS. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make 12 transfers per Contract Year without charge. A transfer fee equal to 0.50% of the amount transferred applies to each transfer after the 12th transfer in any Contract Year.

The minimum amount that you may transfer from the Standard Fixed Account Option or a Variable Sub-Account is $100 or the total remaining balance in the Standard Fixed Account Option or the Variable Sub-Account, if less. These limitations do not apply to the 6-month or 12-month Dollar Cost Averaging Fixed Account Options.

The most you can transfer from the Standard Fixed Account Option during any Contract Year is the greater of (i) 30% of the Standard Fixed Account Option balance as of the last Contract Anniversary or (ii) the greatest dollar amount of any prior transfer from the Standard Fixed Account Option. This limitation does not apply to the Dollar Cost Averaging Program. Also, if the interest rate on any renewed Guarantee Period is at least one percentage point less than the previous interest rate for that Guarantee Period, you may transfer up to 100% of the monies receiving that reduced rate within 60 days of the notification of the interest rate decrease.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers from any Fixed Account Option for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. You may make transfers from the variable income payments to the fixed income payments to increase the proportion of your income payments consisting of fixed income payments.


                                 19  PROSPECTUS

TELEPHONE OR ELECTRONIC TRANSFERS
You may make transfers by telephone by calling 1-800-390-1277. The cut off time for telephone transfer requests is 3:00 p.m. Central time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If we identify a pattern of market-timing or excessive trading activity, we will make further inquiry and may, depending on the circumstances, impose trading limitations as described below under "Trading Limitations" consistent with applicable law and the Contract. We will apply these limitations on a uniform basis to all Contract Owners we determine have engaged in market timing or excessive trading. Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable. Therefore, we cannot guarantee that we can prevent such trading activity in all cases or before it occurs.


TRADING LIMITATIONS
We reserve the right to limit transfers among the investment alternatives in any Contract Year, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading or market timing ("Prohibited Trading Practices"), by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Fund or otherwise would be to the disadvantage of other Contract Owners; or

.. we are informed by one or more of the Funds that they intend to restrict the purchase, exchange, or redemption of Fund shares because of Prohibited Trading Practices or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Fund shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


DOLLAR COST AVERAGING PROGRAM
You may automatically transfer a set amount from any Variable Sub-Account or from any Fixed Account Option available under your Contract to any of the other Variable Sub-Accounts through our Dollar Cost Averaging Program. The Program is available only during the Accumulation Phase. Also see Dollar Cost Averaging Fixed Account Options on page 18.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market.

AUTOMATIC FUND REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our AUTOMATIC FUND REBALANCING PROGRAM, we will automatically rebalance the Contract Value in each Variable Sub-Account and

                                 20  PROSPECTUS
return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Putnam VT Income Variable Sub-Account and 60% to be in the Putnam Global Equity Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Putnam VT Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings in a Contract or Contracts rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Putnam VT Income Variable Sub-Account for the appropriate Contract(s) and use the money to buy more units in the Putnam VT Global Equity Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The transfers made under the Automatic Fund Rebalancing Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. We may sometimes refer to this Program as the "Putnam Automatic Rebalancing Program."

Fund rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


EXPENSES
--------------------------------------------------------------------------------

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
(PUTNAM ALLSTATE ADVISOR CONTRACTS ONLY)

During the Accumulation Phase, on each Contract Anniversary, we will deduct a $30 contract maintenance charge from your assets invested in the Putnam Money Market Variable Sub-Account. If there are insufficient assets in that Variable Sub-Account, we will deduct the balance of the charge proportionally from the other Variable Sub-Accounts. We also will deduct this charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract Owners and regulatory agencies. We cannot increase the charge. We will waive this charge if:

.. your total Contract Value is $50,000 or more on a Contract Anniversary or on the Payout Start Date, or

.. all of your money is allocated to the Fixed Account Options on a Contract
  Anniversary or all income payments are fixed income payments.

We also reserve the right to waive this charge if you own more than one Contract and the Contracts meet certain minimum dollar amount requirements. In addition, we reserve the right to waive this charge for all Contracts.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. The annual rate of the charge is:

.. 1.25% for PUTNAM ALLSTATE ADVISOR CONTRACTS

.. 1.60% for PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS

.. 1.65% for PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. The mortality and expense risk charge also helps pay for the cost of the Credit Enhancement under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS. If the charges under the Contract are not sufficient, then Allstate Life will bear the loss. If you select the Enhanced Beneficiary Protection Option, the mortality and expense risk charge will include an additional 0.15% for the Option. If you select the Earnings
Protection Death Benefit Option, the mortality and expense risk charge will include an additional 0.20% for the Option if, on the Rider Application Date, both the oldest Contract Owner and Annuitant are age 65 or younger, and an additional 0.35% for the Option if, on the Rider Application Date,


                                 21  PROSPECTUS
either the oldest Contract Owner or Annuitant is over age 65 and both are 75 or younger. We charge the additional fees for the Enhanced Beneficiary Protection Option and the Earnings Protection Death Benefit Option to compensate us for the additional risk that we accept by providing the Options.

Allstate Life reserves the right to raise the Enhanced Beneficiary Protection Option charge to up to 0.25%. Allstate Life reserves the right to raise the charge for the Earnings Protection Death Benefit Option to up to 0.30% if, on the Rider Application Date, the oldest Contract Owner and Annuitant are age 65 or younger on the Rider Application Date, and to up to 0.50% if, on the Rider Application Date, either the oldest Contract Owner or Annuitant is over age 65 and both are 75 or younger. However, once the Enhanced Beneficiary Protection Option or the Earnings Protection Death Benefit Option is in effect, Allstate Life cannot change the fee that applies to your Contract for such Option, except upon a spousal continuation of the Contract, as described under "Death Benefit Payments."

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


RETIREMENT INCOME GUARANTEE RIDER CHARGE
We impose a separate charge for each Retirement Income Guarantee Rider. The charges equal, on an annual basis, 0.05% of the income base for Retirement Income Guarantee Rider 1 and 0.30% of the income base for Retirement Income Guarantee Rider 2. See "Retirement Income Guarantee Riders" for details.


TRANSFER FEE
We impose a fee upon transfers in excess of 12 during any Contract Year. The fee is equal to 0.50% of the dollar amount transferred. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program.


WITHDRAWAL CHARGE
We may assess a withdrawal charge from the purchase payment(s) you withdraw. The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the charge applicable for each Contract appears on page 9. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. The Contracts differ in the following respects:

PUTNAM ALLSTATE ADVISOR CONTRACTS Under PUTNAM ALLSTATE ADVISOR CONTRACTS, you can withdraw up to the FREE WITHDRAWAL AMOUNT each Contract Year without paying the withdrawal charge. The Free Withdrawal Amount is the greater of earnings not previously withdrawn, or 15% of your total purchase payments. Unused portions of this 15% "Free Withdrawal Amount" are not carried forward to future Contract Years.

PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS Under PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, you can withdraw up to the FREE WITHDRAWAL AMOUNT each Contract Year without paying the withdrawal charge. The Free Withdrawal Amount is 15% of total purchase payments. Unused portions of this 15% "Free Withdrawal Amount" are not carried forward to future Contract Years. Credit Enhancements are not considered Purchase Payments when determining the Free Withdrawal Amount.

PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS Under PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS, you can withdraw up to the FREE WITHDRAWAL AMOUNT each Contract Year without paying the withdrawal charge. The Free Withdrawal Amount is 15% of total purchase payments. Unused portions of this 15% "Free Withdrawal Amount" are not carried forward to future Contract Years.


ALL CONTRACTS We will deduct withdrawal charges, if applicable, from the amount paid. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. We will not deduct a withdrawal charge when you have withdrawn all purchase payments. However, for federal income tax purposes, earnings are considered to come out first, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

.. on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

.. the death of the Contract Owner or Annuitant (unless the Settlement Value is used);

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract;
  or

.. withdrawals that qualify for one of the waivers described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts, and to help defray the cost of the Credit Enhancement for the PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.



                                 22  PROSPECTUS

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


THE FOLLOWING WAIVERS ARE AVAILABLE FOR PUTNAM ALLSTATE ADVISOR AND PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS ONLY.
CONFINEMENT WAIVER. We will waive the withdrawal charge on any withdrawal taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

1. you or the Annuitant, if the Contract Owner is not a living individual, are first confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date,

2. we receive your request for withdrawal and written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital, and

3. a physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge on any withdrawal under your Contract taken prior to the Payout Start Date if:

1. you or the Annuitant, if the Contract Owner is not a living individual, are diagnosed by a physician as having a terminal illness (as defined in the Contract) at least 30 days after the Issue Date, and

2. you provide adequate proof of diagnosis to us before or at the time you request the withdrawal.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge on one partial or full withdrawal from your Contract prior to the Payout Start Date, if you meet the following requirements:

1. you or the Annuitant, if the Contract Owner is not a living individual, become unemployed at least one year after the Issue Date,

2. you or the Annuitant receive unemployment compensation (as defined in the Contract) for at least 30 days as a result of that unemployment, and

3. you or the Annuitant claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

You may exercise this benefit once before the Payout Start Date.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers. THESE WAIVERS ARE NOT AVAILABLE FOR PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay our withdrawal charge because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. We may some time in the future discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract Value in the investment alternative bears to the total Contract Value.


OTHER EXPENSES
Each Fund deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Fund whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectus for the Funds. For a summary of maximum and minimum Fund annual expenses, see page 11. Allstate Life or the principal underwriter of the Contracts, Allstate Distributors, L.L.C. ("Allstate Distributors") may receive compensation from the Funds' investment adviser, distributor, or their affiliates for administrative, distribution (12b -1), or other services Allstate Distributors or we provide to the Funds.


                                 23 PROSPECTUS

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 24.

The amount payable upon withdrawal is the Contract Value next computed after we receive the request for a withdrawal at our home office, less any applicable withdrawal charges, income tax withholding, penalty tax, any applicable contract maintenance charge, any applicable Retirement Income Guarantee Rider fee, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances. You can withdraw money from the Variable Account or the Fixed Account Option(s) available under your Contract.

To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. If you request a total withdrawal, we may require that you return your Contract to us. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

2. An emergency exists as defined by the SEC, or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Option(s) available under your Contract for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-800-390-1277 for more information. Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Option(s) available under your Contract, systematic withdrawals may reduce or even exhaust the Contract Value. Please consult your tax adviser before taking any withdrawal.


MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce the Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.


INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that we apply your Contract Value to an Income Plan. The Payout Start Date must be at least 30 days after the Issue Date. The anticipated Payout Start Date is the later of:

.. the Annuitant's 99th birthday, or

.. the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of payments made on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. Income payments to Beneficiaries may be subject to restrictions established by the Contract Owner. After the Payout Start Date, and except as described below, you may not make withdrawals or change your choice of Income Plan.

                                 24 PROSPECTUS

Currently 9 Income Plans are available. Income Plans provide:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

The 9 Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the oldest Annuitant is age 90 or older on the Payout Start Date, then periodic payments will be made for at least 5 years. If the Annuitant dies before we have made all of the selected number of guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. In general, more guaranteed payments means that each payment will be smaller than it would have been with a shorter guarantee payment period. This payment plan does not permit withdrawals.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the plan was selected, is alive. If the oldest Annuitant is age 90 or older on the Payout Start Date, then periodic payments will be made for at least 5 years. If both the Annuitant and joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. You may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the amount of each income payment initially will be higher, but a reduction will take effect at the later of 1) the death of an Annuitant; or 2) at the end of the guaranteed payment period. This payment plan does not permit withdrawals.

INCOME PLAN 3 - GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-Accounts supporting this Plan even though we may not bear any mortality risk. Income payments under Income Plan 3 are subject to the rules set forth in the Guaranteed Payment Plan section below.

INCOME PLAN 4 - COMBINATION LIFE INCOME AND GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments under two separate coverages: a life annuity and a guaranteed payment annuity. A life annuity (one that does not contain any guaranteed payment period) provides income payments over the Annuitant's life. A guaranteed payment annuity provides income payments over a specified period. The guaranteed payment annuity portion of Income Plan 4 is subject to the rules set forth in the Guaranteed Payment Plan section below.

INCOME PLAN 5 - COMBINATION JOINT AND SURVIVOR LIFE INCOME AND GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments under two separate coverages: a joint life and survivor annuity and a guaranteed payment annuity. A joint life and survivor annuity (one that does not contain any guaranteed payment period) provides income payments for at least as long as either the Annuitant or joint Annuitant is alive. A guaranteed payment annuity provides income payments over a specified period, and is subject to the rules set forth in the Guaranteed Payment Plan section below. On the life coverage, you may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the payments initially will be larger, but a reduction will take effect at the death of an Annuitant.

INCOME PLAN 6 -LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the death of the Annuitant. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 7 -JOINT LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the deaths of both the Annuitant and joint Annuitant. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 8 -LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the death of the Annuitant, or
(2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining


                                 25 PROSPECTUS
payments are paid out. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 9 - JOINT LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the deaths of both the Annuitant and joint Annuitant, or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

If you choose an Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is alive before we make each payment. Please note that under Income Plans 1and 2, and the life annuity and joint life and survivor annuity portion of Income Plans 4 and 5, respectively, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only one income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only two income payments if they die before the third income payment, and so on.

GUARANTEED PAYMENT PLANS. For Income Plan 3 and the guaranteed payment annuity portion of Income Plans 4 and 5 ("GUARANTEED PAYMENT PLANS"):

.. The minimum payment period you may choose is 5 years.

.. If the oldest Annuitant is under age 70, you may choose a period up to age 100 subject to a maximum of 50 years.

.. If the oldest Annuitant is age 70 or over, you may choose a period up to a maximum of 30 years.

In general, the longer the guarantee period you select, the smaller each payment will be.

You may make withdrawals from a guaranteed payment plan after the Payout Start Date. You may terminate all or part of the income payments at any time and receive a lump sum equal to their present value as of the close of the Valuation Date (see Valuation Date above) on which we receive your request. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. To determine the present value of any fixed income payments being withdrawn, we discount each payment using our currently applicable interest rates. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply. You may not make any withdrawals after the Payout Start Date on the life annuity portion of Income Plans 4 and 5.

During the guaranteed payment period, you may request to modify the length of the payment period. Currently, we allow you to make this change once each 365-day period. We reserve the right to change this practice at any time without prior notice. If you elect to change the length of the payment period, the new payment period must be within the original maximum and minimum period you would have been permitted to select on your original Payout Start Date. We may apply a withdrawal charge.

If you change the length of your guaranteed payment period, we will compute the present value of your remaining payments, using the same assumptions we would use if you were terminating the guaranteed payment plan, as described above. Then we adjust the size of the remaining guaranteed payments to equal what that value would support based on those same assumptions and based on the revised guarantee period. A shorter guarantee period will generally mean that each payment is larger, while a longer guarantee period will generally mean that each payment is smaller.

Under guaranteed payment plans, we currently allow you to change the frequency of your payments. Any change in the frequency of payments takes effect on the next payment date.

Changes to either the frequency of payments or length of a guaranteed payment plan will result in a change to the payment amount and may change the amount of each payment that is taxable to you.

ADDITIONAL INFORMATION. We may make other Income Plans available. You may obtain information about them by writing or calling us.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Owner has not made any purchase payments for at least 2 years preceding the Payout Start Date, and the Contract Value is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

                                 26 PROSPECTUS

.. terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

.. reduce the frequency of your payments so that each payment will be at least
  $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience or (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. The total amount of your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Funds; and (b) under some of the income plans, we make income payments only so long as an annuitant is alive or any applicable guarantee payment period has not yet expired.

In calculating the amount of the periodic payments in the annuity tables in the Contracts, we used an Assumed Investment Rate ("AIR", also known as benchmark rate) of 3%. Currently, you may choose either a 6%, 5%, or 3% AIR per year. The 6% AIR may not be available in all states (check with your representative for availability). Currently, if you do not choose one, the 5% AIR will automatically apply. We reserve the right to offer other assumed investment rates. If the actual net investment return of the Variable Sub-Accounts you choose is less than the AIR, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the AIR. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. With a higher AIR, your initial income payment will be larger than with a lower AIR. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower AIR.

Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

You may elect a variable income payment stream consisting of level monthly payments. If you elect level monthly payments, the payments must be recalculated annually. You may only elect level monthly payments at or before your Payout Start Date. You cannot elect any fixed income payments while variable level monthly payments are being made. We will determine the amount of each annual payment as described above, place this amount in our general account, and distribute it in level monthly payments. The sum of the level payments will exceed the annual calculated amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. We do not allow withdrawals of the annual amount unless you make a full or partial withdrawal request of the value of the remaining payments under a guaranteed payment plan. If the Annuitant dies during the period of level monthly payments, any life contingencies you chose will be the same as under the income plan you chose. For example, if your income plan contains a life only payment plan and the Annuitant dies during the year, the Beneficiary is not entitled to the remaining levelized monthly payments for that year.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. The guaranteed income payment amounts will change if the frequency of payments or the length of the payment period changes.

We calculate the fixed income payments by:

1. deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer your request to make a withdrawal from fixed income payments for a period of up to 6 months or whatever shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


RETIREMENT INCOME GUARANTEE RIDERS
Effective January 1, 2004, the Retirement Income Guarantee Riders are no longer being offered. If you added the Retirement Income Guarantee Rider to your Contract prior to January 1, 2004, your Rider will continue to apply to your Contract. The following describes the Retirement Income Guarantee Rider for Contract Owners who elected the Rider prior to Janaury 1, 2004. Once elected the Rider may not be canceled. Each Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the applicable Income Base, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select ("GUARANTEED INCOME BENEFIT"). Only Income Plan 1 or Income Plan 2 may be chosen. Commutation is not allowed when utilizing this benefit. You may exercise this benefit up to your latest Payout Start Date.

ELIGIBILITY. To qualify for this benefit, you must meet the following conditions as of the Payout Start Date:

                                 27 PROSPECTUS

.. You must elect a Payout Start Date that is on or after the 10th anniversary of the date we issued the Rider (the "RIDER DATE");

.. The Payout Start Date must occur during the 30 day period following a Contract
  Anniversary;

.. You must elect to receive fixed income payments (calculated using the appropriate Income Payment Table shown in your Contract); and

.. The Income Plan you have selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

  . 10 years, if the youngest Annuitant's age is 80 or less on the date the amount is applied, or

  . 5 years, if the youngest Annuitant's age is greater than 80 on the date the amount is applied.

RETIREMENT INCOME GUARANTEE RIDER 1. This Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the Income Base, including any Credit Enhancement applied under PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select.

The current charge for this Rider, on an annual basis, is 0.05% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fee only from your assets in the Variable Sub-Account(s). In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal a Rider fee equal to 0.05% multiplied by the Income Base immediately prior to the withdrawal pro rated to reflect the number of months the Rider was in effect during the current Contract Year.

We calculate the Income Base that we use to determine the value of the Guaranteed Income Benefit as follows:

1. On the Rider Date, the Income Base is equal to the Contract Value.

2. After the Rider Date, we recalculate the Income Base when a purchase payment or withdrawal is made as follows:

.. For purchase payments, the Income Base is equal to the most recently calculated Income Base plus the purchase payment (and any Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS).

.. For withdrawals, the Income Base is equal to the most recently calculated
  Income Base reduced by a withdrawal adjustment, described below.

In the absence of any withdrawals or purchase payments, the Income Base will be equal to the Contract Value as of the Rider Date.

The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1) = withdrawal amount,

2) = the Contract Value immediately prior to the withdrawal, and

3) = the most recently calculated Income Base.

See Appendix C for an example of how the withdrawal adjustment applies.

The Guaranteed Income Benefit amount is determined by applying the Income Base, less any applicable taxes, to the guaranteed rates for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment produced by the Guaranteed Income Benefit or (ii) the income payment provided in the fixed amount income payment provision of the Contract.

The Guaranteed Income Benefit will only apply if you elect to receive fixed income payments. If, however, you apply the Contract Value and not the Guaranteed Income Benefit to the Income Plan, then you may select any Income Plan we offer at that time. If you expect to apply your Contract Value to variable income payment options or to current annuity payment rates then in effect, electing the Retirement Income Guarantee Rider 1 may not be appropriate.

RETIREMENT INCOME GUARANTEE RIDER 2. This Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the greater of Income Base A or Income Base B described below, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select.

The current annual charge for this Rider is 0.30% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fee only from the Variable Sub-Account(s) on a pro-rata basis. For the initial Contract Anniversary after the Rider Date, the Rider Fee is equal to the number of full remaining months from the Rider Date to the Contract Anniversary divided by twelve times 0.30% with the result multiplied by the Income Base in effect on the Contract Anniversary. In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal a Rider fee equal to 0.30% multiplied by the Income Base immediately prior to the withdrawal pro rated to reflect the number of full months the Rider was in effect during the current Contract Year. The Rider Fee will not be deducted during the Payout Phase.

The Income Base is the greater of Income Base A and Income Base B. We determine each Income Base as follows:

INCOME BASE A. On the Rider Date, Income Base A is equal to the Contract Value. After the Rider Date, we recalculate Income Base A as follows on the Contract Anniversary and when a purchase payment or withdrawal is made:

                                 28 PROSPECTUS

1. For purchase payments, Income Base A is equal to the most recently calculated Income Base plus the purchase payment (and any Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS).

2. For withdrawals, Income Base A is equal to the most recently calculated Income Base reduced by a withdrawal adjustment.

3. On each Contract Anniversary, Income Base A is equal to the greater of the Contract Value on that date or the most recently calculated Income Base A.

In the absence of any withdrawals or purchase payments, Income Base A will be equal to the greatest Contract Value as of the Rider Date and all Contract Anniversary Contract Values between the Rider Date and the Payout Start Date. We will recalculate Income Base A for purchase payments, for withdrawals and on Contract Anniversaries until the first Contract Anniversary after the 85th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the oldest Annuitant. After that date, we will recalculate Income Base A for purchase payments and withdrawals.

INCOME BASE B. On the Rider Date, Income Base B is equal to the Contract Value. After the Rider Date, Income Base B, plus any subsequent purchase payments (and any Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS) and less a withdrawal adjustment for any subsequent withdrawals, will accumulate daily at a rate equal to 5% per year until the first day of the month following the oldest Contract Owner's or, if the Contract Owner is not a living individual, the oldest Annuitant's 85/TH/ birthday.

For purposes of computing Income Base A or B, the withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1) = withdrawal amount,

2) = the Contract Value immediately prior to the withdrawal, and

3) = the most recently calculated Income Base.

See Appendix C for an example of how the withdrawal adjustment applies.

The Guaranteed Income Benefit will only apply if you elect to receive fixed income payments. If, however, you apply the Contract Value and not the Guaranteed Income Benefit to the Income Plan, then you may select any Income Plan we offer at that time. If you expect to apply your Contract Value to variable income payment options or to current annuity payment rates then in effect, electing the Retirement Income Guarantee Rider 2 may not be appropriate.

We determine the Guaranteed Income Benefit amount by applying the Income Base, less any applicable taxes, to the guaranteed rates for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment provided by the Guaranteed Income Benefit or (ii) the income payment provided in the fixed amount income payment provision of the Contract.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.




DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract Owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract Owner who is determined immediately after the death. The new Contract Owner would be a surviving Contract Owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract Owner.


DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, if we receive a complete request for settlement of the death benefit within 180 days of the date of your death, the death benefit is equal to the greatest of the following death benefit alternatives:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments (and including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS), less withdrawals, or

3. the most recent MAXIMUM ANNIVERSARY VALUE prior to the date we determine the death benefit (see "Maximum Anniversary Value" below).

If we do not receive a complete request for payment of the death benefit within 180 days of the date of your death, the death benefit is equal to the greater of:

                                 20 PROSPECTUS

1. the Contract Value as of the date we determine the death benefit, or

2. the Settlement Value as of the date we determine the death benefit. The "SETTLEMENT VALUE" is the Contract Value, less any applicable withdrawal charge, premium tax and in the case of PUTNAM ALLSTATE ADVISOR CONTRACTS, contract maintenance charge.

Allstate Life reserves the right to extend or waive the 180-day period, on a non-discriminatory basis. This right applies only to the amount payable as death benefit and in no way restricts when a claim may be filed.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for settlement of the death benefit. If we receive a request after 3:00 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date. A request for settlement of the death benefit must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. other documentation as we may accept in our sole discretion.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

MAXIMUM ANNIVERSARY VALUE. On the Issue Date, the Maximum Anniversary Value is equal to the initial purchase payment (including Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS). After the Issue Date, we recalculate the Maximum Anniversary Value when a purchase payment or withdrawal is made or on a Contract Anniversary as follows:

1. For purchase payments, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the purchase payment (including Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS).

2. For withdrawals, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value reduced by a withdrawal adjustment, as defined below.

3. On each Contract Anniversary, the Maximum Anniversary Value is equal to the greater of the Contract Value or the most recently calculated Maximum Anniversary Value.

In the absence of any withdrawals or purchase payments, the Maximum Anniversary Value will be the greatest of all Contract Anniversary Contract Values on or prior to the date we calculate the death benefit.

We will recalculate the Maximum Anniversary Value until the first Contract Anniversary after the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the Annuitant. After that date, we will recalculate the Maximum Anniversary Value only for purchase payments and withdrawals. The Maximum Anniversary Value will never be greater than the maximum death benefit allowed by any applicable state non-forfeiture laws.

WITHDRAWAL ADJUSTMENT. The withdrawal adjustment reduces the Maximum Anniversary Value and the death benefit under the Enhanced Beneficiary Protection Option, described below, by the same proportion as the withdrawal reduces the Contract Value. The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1)  = the withdrawal amount,

2)  = the Contract Value immediately prior to the withdrawal, and

3) = the value of the applicable death benefit alternative immediately prior to the withdrawal.

See Appendix D for an example of a withdrawal adjustment.


EARNINGS PROTECTION DEATH BENEFIT OPTION
If the oldest Contract Owner and Annuitant are age 75 or younger as of the Rider Application Date, you may elect the Earnings Protection Death Benefit Option. You may elect the Earnings Protection Death Benefit Option alone or together with any other death and/or income benefit option offered under the Contract. We will issue a rider to your Contract if you elect the Earnings Protection Death Benefit Option. The Earnings Protection Death Benefit Option may not be available in all states. We may discontinue the offering of this Option at any time. The Earnings Protection Death Benefit Option and the daily charge for the Option will be terminated upon the change of Contract Owner or Annuitant for reasons other than death.

Under the Earnings Protection Death Benefit Option, if the oldest Contract Owner and Annuitant are age 65 or younger on the Rider Application Date, the death benefit is increased by:

.. the lesser of 100% of In-Force Premium, excluding purchase payments made in the twelve month period immediately preceding the death of the Contract Owner or Annuitant, or 40% of In-Force Earnings.

If the oldest Contract Owner or Annuitant is over age 65 and both are age 75 or younger on the Rider Application Date, the death benefit is increased by:

.. the lesser of 50% of In-Force Premium, excluding purchase payments made in the twelve month period immediately preceding the death of the Contract Owner or Annuitant, or 25% of In-Force Earnings.

                                 30 PROSPECTUS

For the purpose of calculating the Earnings Protection Death Benefit, the following definitions apply:

IN-FORCE PREMIUM equals the Contract Value on the date the Earnings Protection Death Benefit Option is made a part of the Contract ("RIDER DATE") plus all purchase payments after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your initial purchase payment.

IN-FORCE EARNINGS equals the Contract Value minus the In-Force Premium. The In-Force Earnings amount will never be less than zero.

An EXCESS-OF-EARNINGS WITHDRAWAL is the amount of a withdrawal in excess of the In-Force Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Earnings Protection Death Benefit Option as of the date we receive a complete request for settlement of the death benefit. We will pay the Earnings Protection Death Benefit with the death benefit as described under "Death Benefit Payments" below.

The value of the Earnings Protection Death Benefit depends largely on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Earnings Protection Death Benefit Option may not be appropriate. For purposes of calculating the Earnings Protection Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your representative can help you decide if the Earnings Protection Death Benefit Option is right for you.

For examples of how the death benefit is calculated under the Earnings Protection Death Benefit Option, see Appendix E.


ENHANCED BENEFICIARY PROTECTION OPTION
The Enhanced Beneficiary Protection Option is an optional benefit that you may elect. Currently, the Option is available for Contract Owners and Annuitants who are age 75 or younger on the Rider Application Date. If you elect the Option, the death benefit will be the greater of the death benefit alternatives (1) through (3) listed in the Death Benefit Amount section above, or (4) the Enhanced Beneficiary Protection Option. The Enhanced Beneficiary Protection Option may not be available in all states.

We will issue a rider to your Contract if you elect the Option. Once elected, the rider cannot be cancelled, including upon spousal continuation. The Enhanced Beneficiary Protection Option on the date we issue the Contract rider ("RIDER DATE") is equal to the Contract Value on that date. After the Rider Date, the Enhanced Beneficiary Protection Option, plus any subsequent payments (including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS) and less a withdrawal adjustment (computed as described above), will accumulate daily at the rate of 5% per year until the earlier of:

1. the date we determine the death benefit, or

2. the first Contract Anniversary following the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the 80th birthday of the oldest Annuitant.

We will determine the death benefit under the Enhanced Beneficiary Protection Option in the same manner as described under "Death Benefit Amount."


DEATH BENEFIT PAYMENTS
DEATH OF CONTRACT OWNER. If you die prior to the Payout Start Date, the new Contract Owner will be the surviving Contract Owner. If there is no surviving Contract Owner, the new Contract Owner will be the Beneficiary(ies) as described in the "Beneficiary" section on page 14. The new Contract Owner will have the options described below; except that if the new Contract Owner took ownership as the Beneficiary, the new Contract Owner's options will be subject to any restrictions previously placed upon the Beneficiary.

IF THE SOLE NEW CONTRACT OWNER IS YOUR SPOUSE, he or she may elect to:

1. receive the death benefit in a lump sum, or

2. apply an amount equal to the death benefit to one of the available Income Plans, described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

  (a) over the life of the new Contract Owner;

  (b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

  (c) over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If your spouse does not elect one of the options above, the Contract will continue in the Accumulation Phase as if the death had not occurred. If the Contract is continued in the Accumulation Phase, the following conditions apply:

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the continuing spouse, the excess, if any of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Period during which we receive the complete request for settlement of the death benefit, except that any portion of this excess attributable to the Fixed

                                 31 PROSPECTUS

Account Options will be allocated to the Putnam Money Market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

   i. transfer all or a portion of the excess among the Variable
  Sub-Accounts;

  ii. transfer all or a portion of the excess into the    Standard Fixed
  Account, if available, and begin a new Guarantee Period; or

  iii. transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Standard Fixed Account, if available.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

Only one spousal continuation is allowed under this Contract.

If the surviving spouse continues the Contract in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

Prior to the Payout Start Date, the death benefit of the continued Contract will be the greater of:

.. the sum of all gross purchase payments (including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS) less any withdrawals; or

.. the Contract Value on the date we determine the death benefit; or

.. the Maximum Anniversary Value as defined in the "Death Benefit Amount" section, with the following changes:

  .  "Issue Date" is replaced by the date the Contract is continued,

  . "initial purchase payment" (including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS) is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

IF THE NEW CONTRACT OWNER IS A LIVING PERSON WHO IS NOT YOUR SPOUSE, OR IF THERE ARE MULTIPLE NEW OWNERS, the new Contract Owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply an amount equal to the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

  (a) over the life of the new Contract Owner,

  (b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner, or

  (c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If the new Contract Owner does not elect one of the options above, then the new Contract Owner must receive the Contract Value payable within 5 years of the date of your death. The Contract Value under this option will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam Money Market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the "Transfers" provision of your Contract during this 5-year period. See the "Investment Alternatives:
Transfers" section on page 19, for more information regarding transfers.

No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived for any withdrawals made during this 5-year period.

If the new Contract Owner dies before receiving all of the Contract Value, then the new Contract Owner's named Beneficiary(ies) will receive the greater of the Settlement Value or the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Contract Owner's death.

We reserve the right to offer additional options upon Death of Contract Owner.

IF THE NEW CONTRACT OWNER IS A CORPORATION, TRUST OR OTHER NON-LIVING PERSON, the new Contract Owner may elect to:

1. receive the death benefit in a lump sum; or

2. receive the Contract Value payable within 5 years of your date of death.

The Contract Value under this option will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam Money Market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the Transfers provision of your Contract during this 5-year period. See the "INVESTMENT ALTERNATIVES: TRANSFERS" section on page 19 for more information regarding transfers.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5-year period.

We reserve the right to offer additional options upon Death of Contract Owner.

                                 32 PROSPECTUS

If any new Contract Owner is a non-living person, all new Contract Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon any Beneficiary, are available to the new Contract Owner from the date of your death to the date on which the death proceeds are paid.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described above.

If you elected the Earnings Protection Death Benefit Option, and your spouse continues the Contract as described above, the Earnings Protection Death Benefit Option and the daily charge for this Option will terminate if the oldest new
Contract Owner and Annuitant are over age 75 on the date the Contract is continued, or if the new Contract Owner elects to terminate the Option. If the Earnings Protection Death Benefit Option is not terminated, on the date the Contract is continued, the Rider Date for this option will be reset to the date the Contract is continued ("NEW RIDER DATE"). The age of the oldest Contract Owner and Annuitant on the new Rider Date will be used to determine the Earnings Protection Death Benefit after the new Rider Date. Also, the age of the oldest Contract Owner and Annuitant on the new Rider Date will be used to determine the mortality and expense risk charge for the Option after the new Rider Date. For an example of spousal continuation of the Contract with the Earnings Protection Death Benefit Option, see Appendix E.

For Contracts with the optional Enhanced Beneficiary Protection Option:

.. the Enhanced Beneficiary Protection value as defined in the Rider, with the following changes:

  .  "Rider Date" is replaced by the date the Contract is continued,

  . "Contract Value" is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

DEATH OF ANNUITANT. If the Annuitant who is not also the Contract Owner dies prior to the Payout Start Date, the Contract Owner must elect one of the applicable options described below.

If the Contract Owner is a living person, the Contract Owner may elect to continue the Contract as if the death had not occurred, or the Contract Owner may choose to:

1. receive the death benefit in a lump sum; or

2. apply the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

  (a) over the life of the new Contract Owner,

  (b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner, or

  (c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If the Contract Owner is not the Annuitant and the Annuitant dies, the Contract Owner has 60 days from the date the company receives the complete request for settlement of the death benefit to select an income plan without incurring a tax on the entire gain in the Contract. If the Contract Owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract Owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 59 1/2. Any amount included in the Contract Owner's gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.

If the Contract Owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract Owner, unless the Contract Owner names a different Annuitant.

If the Contract Owner is a non-living person, the Contract Owner may elect to:

1. receive the death benefit in a lump sum; or

2. receive the Contract Value payable within 5 years of the Annuitant's date of death. On the date we receive the complete request for settlement of the death benefit, the Contract Value under this option will be the death benefit. Unless otherwise instructed by the Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam Money Market Variable Sub-Account.The Contract Owner may then exercise all rights as set forth in the Transfers provision of your Contract during this 5-year period. See the "INVESTMENT ALTERNATIVES: TRANSFERS" section on page 19, for more information regarding transfers.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5-year period.

Under any of these options, all ownership rights are available to the non-living Contact Owner from the date of the Annuitant's death to the date on which the death proceeds are paid.

The Earnings Protection Death Benefit Option will terminate upon the death of the Annuitant unless you continue the Contract as described above. If the Contract is continued, then this Option will continue with the original Rider Date, the original rates for calculating the

                                 33 PROSPECTUS

Earnings Protection Death Benefit, and the original mortality and expense risk charge.

If the oldest Contract Owner or Annuitant was over age 65 on the Rider Application Date and you continue the Contract, you will continue with the higher mortality and expense risk charge for this Option and the lower Earnings Protection Death Benefit associated with those ages. Therefore, it may not be to your advantage to continue the Contract with the Option if the Contract Owner and new Annuitant are younger than age 66. Your representative can help you decide whether to continue the Contract. We reserve the right to offer additional options upon Death of Annuitant.


MORE INFORMATION
--------------------------------------------------------------------------------


 ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Allstate Life is an Illinois stock life insurance company organized in 1957.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.


VARIABLE ACCOUNT
Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through Allstate Life Insurance Company Separate Account A. Effective May 1, 2004, the Variable Account combined with Allstate Life Insurance Company Separate Account A and consolidated duplicative Variable Sub-Accounts that invested in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Fund. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Funds. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE FUNDS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Funds in shares of the distributing Funds at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Funds held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Funds that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Fund as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding Fund. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

                                 34 PROSPECTUS

We reserve the right to vote Fund shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN FUNDS. If the shares of any of the Funds are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Fund and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional underlying funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. The Funds sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Fund. The board of directors of the Funds monitors for possible conflicts among separate accounts buying shares of the Funds. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Funds' board of directors may require a separate account to withdraw its participation in a Fund. A Fund's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACTS
DISTRIBUTION. Allstate Distributors, L.L.C. ("Allstate Distributors"), a wholly owned subsidiary of Allstate, will serve as principal underwriter of the Contracts. Allstate Distributors is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, ("Exchange Act") and a member of NASD. Contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate Life, either individually or through an incorporated insurance agency and have entered into a selling agreement with Allstate Distributors to sell the Contract.

We will pay commissions to broker-dealers who sell the Contracts. Commissions paid may vary, but we estimate that the total commission paid on all Contract sales will not exceed 8.5% of all purchase payments. From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. The commission is intended to cover distribution expenses. In some states, Contracts may be sold by representatives or employees of banks.

Allstate Life may pay Allstate Distributors a commission for distribution of the Contracts. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

For PUTNAM ALLSTATE ADVISOR CONTRACTS issued to employees of Allstate Life and certain other eligible organizations, and in lieu of Allstate Life paying any commissions on sales of those Contracts, the Contract Owner will receive a credit of 6% of the amount of each purchase payment that will be applied to each purchase payment. Allstate Life will allocate this credit in the same allocation as your most recent instruction. If you exercise your Right to Cancel your Contract as described in this prospectus, we will return to you the amount you would have received had there been no credit. Unless we are required by law to return your purchase payments, this amount also will include any charges deducted that reduced your Contract Value prior to cancellation, plus any investment gain on the credit. The credit may not be available in all states. We do not consider the credit to be an "investment in the contract" for income tax purposes.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract Owner records;

.. Contract Owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN
If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals,

                                 35 PROSPECTUS
waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate Life no longer issues deferred annuities to employer sponsored qualified retirement plans.




LEGAL MATTERS Foley & Lardner, LLP, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life.


                                 36  PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE
INSURANCE COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable

Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate

Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

.. the Contract Owner is a natural person,

.. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

.. Allstate Life is considered the owner of the Variable

Account assets for federal income tax purposes.


NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.
 In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance


                                 37  PROSPECTUS
concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


TAXATION OF LEVEL MONTHLY VARIABLE ANNUITY PAYMENTS. You may have an option to elect a variable income payment stream consisting of level monthly payments that are recalculated annually. Although we will report your levelized payments to the IRS in the year distributed, it is possible the IRS could determine that receipt of the first monthly payout of each annual amount is constructive receipt of the entire annual amount. If the IRS were to take this position, the taxable amount of your levelized payments would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

.. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

.. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

.. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a


                                 38  PROSPECTUS

  Contract owned by a non-natural person will be treated as the death of the Contract Owner.


TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

.. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

.. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or becoming totally disabled,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made under an immediate annuity, or

.. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.


PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance, as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A


                                 39  PROSPECTUS
non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as investments as:

.. Individual Retirement Annuities (IRAs) under Section 408(b) of the Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension (SEP IRA) under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE IRA) under Section 408(p) of the Code; and

.. Tax Sheltered Annuities under Section 403(b) of the Code.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate

Life can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Allstate Life does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored retirement plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, IRAs (excluding Roth IRAs) and TSAs require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount


                                 40  PROSPECTUS
of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or total disability,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made after separation from service after age 55 (applies only for IRAs),

.. made pursuant to an IRS levy,

.. made for certain medical expenses,

.. made to pay for health insurance premiums while unemployed (applies only for IRAs),

.. made for qualified higher education expenses (applies only for IRAs), and

.. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from employer sponsored retirement plans, including TSAs but excluding IRAs, with the exception of:

.. required minimum distributions, or,

.. a series of substantially equal periodic payments made over a period of at least 10 years, or,

.. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

.. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


                                 41  PROSPECTUS

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL
IRAS)

Internal Revenue Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the annuity contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION IRA. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Section 408(p) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. severs employment,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.




                                 42  PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Additions, Deletions, or Substitutions of Investments
--------------------------------------------------------------------------------
  The Contracts
--------------------------------------------------------------------------------
  Calculation of Accumulation Unit Values
--------------------------------------------------------------------------------
  Calculation of Variable Income Payments
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  General Matters
--------------------------------------------------------------------------------
  Experts
--------------------------------------------------------------------------------
  Financial Statements
--------------------------------------------------------------------------------
  Appendix A
--------------------------------------------------------------------------------


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.


                                 43  PROSPECTUS

APPENDIX A                                                          PUTNAM
ALLSTATE ADVISOR CONTRACT COMPARISON CHART

                Feature                          Advisor               Advisor Plus          Advisor Preferred
-----------------------------------------------------------------------------------------------------------------
Maximum Age of Contract Owner and         90                      85                                90
 Annuitant on the Issue Date
-----------------------------------------------------------------------------------------------------------------
Minimum Initial Purchase Payment          $10,000
                                          ($500for Qualified      $10,000                         $10,000
                                          Contracts)
-----------------------------------------------------------------------------------------------------------------
Fixed Account Options                     -Standard Fixed         -Standard Fixed         N/A (available only
                                          Account Option with      Account Option with    with Contracts issued
                                          1,5&7-year Guarantee    1,5&7-year Guarantee    in Oregon)
                                          Periods                  Periods
                                          -6 Month Dollar Cost
                                          Averaging Option
                                          -12 Month Dollar Cost
                                          Averaging Option
-----------------------------------------------------------------------------------------------------------------
Credit Enhancement                        None                      4% applied to all              None
                                                                    purchase payments
-----------------------------------------------------------------------------------------------------------------
Contract Maintenance Charge               $30 per year, full
                                          amount on surrender
                                          (waived in certain               None                    None
                                          cases)
-----------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk                1.25%                           1.60%                    1.65%
Charge (without optional benefit)
-----------------------------------------------------------------------------------------------------------------
Free Withdrawal Amount                    greater of earnings     15                      15 % of purchase
(each Contract Year)                      not previously          % of purchase payments  payments
                                          withdrawn, or 15
                                          % of purchase payments
-----------------------------------------------------------------------------------------------------------------
Withdrawal Charge (measured from number   Year: 0  1  2  3  4  5  Year: 0  1  2  3  4  5
 of complete years since we received the   6  7+                   6  7  8+
 purchase payment as a percentage of         %: 7  7  6  5  4  3     %: 8  8  8  7  6  5       Year: 0 1 2+
 purchase payments withdrawn in excess     2  0                    4  3  0                       %:  2 1 0
 of the Free Withdrawal Amount)
-----------------------------------------------------------------------------------------------------------------
Withdrawal Charge Waivers                 Yes                     Yes                               No
-----------------------------------------------------------------------------------------------------------------





                                 44  PROSPECTUS

APPENDIX B-ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

Appendix B presents the Accumulation Unit Values and number of Accumulation Units outstanding for each Variable Sub-Account since the Variable Sub-Accounts were first offered under the Contracts. This Appendix includes Accumulation Unit Values representing the highest and lowest available combinations of Contract charges that affect Accumulation Unit Values for each Contract. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for all other available combinations for each Contract. Please contact us at 1-800-390-1277 to obtain a copy of the Statement of Additional Information.


PUTNAM ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION* (BASIC CONTRACT)*
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                ------------------------------------
SUB-ACCOUNTS                  1999        2000        2001        2002         2003
------------------------------------------------------------------------------------
PUTNAM VT AMERICAN
GOVERNMENT INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000      11.115      11.695       12.573
 Period
 Accumulation Unit             N/A      11.115      11.695      12.573       12.609
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A     290,129   2,363,866   5,294,568    3,674,800
 Period
------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC
GROWTH (1)
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      17.437       9.585       7.193          N/A
 Period
 Accumulation Unit          17.437       9.585       7.193       6.023          N/A
 Value, End of Period
 Number of Units
 Outstanding, End of       241,341     485,741     407,078           0          N/A
 Period
------------------------------------------------------------------------------------
PUTNAM VT CAPITAL
APPRECIATION
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       9.131       7.763        5.952
 Period
 Accumulation Unit             N/A       9.131       7.763       5.952        7.335
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A      45,272     514,152   1,004,523    1,082,865
 Period
------------------------------------------------------------------------------------
PUTNAM VT CAPITAL
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A         N/A         N/A         N/A       10.000
 Period
 Accumulation Unit             N/A         N/A         N/A         N/A       12.932
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A         N/A         N/A         N/A       50,035
 Period
------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY
GROWTH
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       7.312       5.000        3.475
 Period
 Accumulation Unit             N/A       7.312       5.000       3.475        4.530
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A     100,680     829,339   2,496,402    2,494,973
 Period
------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED
INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.866       9.727       9.942       10.397
 Period
 Accumulation Unit           9.866       9.727       9.942      10.397       12.326
 Value, End of Period
 Number of Units
 Outstanding, End of     1,112,113   3,898,771   4,832,628   4,754,348    4,749,282
 Period
------------------------------------------------------------------------------------
PUTNAM VT EQUITY
INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A         N/A         N/A         N/A       10.000
 Period
 Accumulation Unit             N/A         N/A         N/A         N/A       12.049
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A         N/A         N/A         N/A      487,346
 Period
------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE
PUTNAM FUND OF BOSTON
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.299      10.067       9.986        8.998
 Period
 Accumulation Unit           9.299      10.067       9.986       8.998       10.400
 Value, End of Period
 Number of Units
 Outstanding, End of     2,629,405   6,032,053   9,159,103  10,982,873   10,972,600
 Period
------------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET
ALLOCATION
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.698      10.051       9.079        7.843
 Period
 Accumulation Unit          10.698      10.051       9.079       7.843        9.441
 Value, End of Period
 Number of Units
 Outstanding, End of       216,789     838,889   1,074,406   1,182,016    1,274,558
 Period
------------------------------------------------------------------------------------
                                 45 PROSPECTUS

PUTNAM VT GLOBAL
EQUITY
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      15.665      10.868       7.537        5.776
 Period
 Accumulation Unit          15.665      10.868       7.537       5.776        7.371
 Value, End of Period
 Number of Units
 Outstanding, End of       809,571   4,838,412   6,111,405   5,397,212    4,674,596
 Period
------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND
INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.172       9.776       9.036        7.228
 Period
 Accumulation Unit           9.172       9.776       9.036       7.228        9.093
 Value, End of Period
 Number of Units
 Outstanding, End of    10,446,547  30,632,434  41,176,940  40,665,022   37,569,817
 Period
------------------------------------------------------------------------------------
PUTNAM VT GROWTH
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       7.434       4.985        3.471
 Period
 Accumulation Unit             N/A       7.434       4.985       3.471        4.217
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A   2,350,234   3,982,639   3,866,973    3,577,793
 Period
------------------------------------------------------------------------------------
PUTNAM VT HEALTH
SCIENCES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.597      14.545      11.525        9.066
 Period
 Accumulation Unit          10.597      14.545      11.525       9.066       10.590
 Value, End of Period
 Number of Units
 Outstanding, End of     1,037,948   4,204,909   5,293,270   5,061,022    4,305,615
 Period
------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.934       8.976       9.186        9.006
 Period
 Accumulation Unit           9.934       8.976       9.186       9.006       11.253
 Value, End of Period
 Number of Units
 Outstanding, End of       688,505   2,014,173   3,022,834   3,421,713    3,878,022
 Period
------------------------------------------------------------------------------------
PUTNAM VT INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.714      10.341      10.956       11.672
 Period
 Accumulation Unit           9.714      10.341      10.956      11.672       12.036
 Value, End of Period
 Number of Units
 Outstanding, End of       994,313   3,295,896   7,057,751   9,130,281    7,973,945
 Period
------------------------------------------------------------------------------------
PUTNAM VT
INTERNATIONAL EQUITY
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      14.427      12.885      10.100        8.212
 Period
 Accumulation Unit          14.427      12.885      10.100       8.212       10.422
 Value, End of Period
 Number of Units
 Outstanding, End of     1,416,491   6,476,055   8,261,200   8,662,245    7,746,900
 Period
------------------------------------------------------------------------------------
PUTNAM VT
INTERNATIONAL GROWTH
AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.968      10.976       8.582        7.308
 Period
 Accumulation Unit          10.968      10.976       8.582       7.308        9.948
 Value, End of Period
 Number of Units
 Outstanding, End of       515,493   1,708,041   2,339,655   2,539,671    2,353,192
 Period
------------------------------------------------------------------------------------
PUTNAM VT
INTERNATIONAL NEW
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      18.134      10.984       7.736        6.598
 Period
 Accumulation Unit          18.134      10.984       7.736       6.598        8.679
 Value, End of Period
 Number of Units
 Outstanding, End of       389,045   2,234,464   2,469,501   2,085,193    1,803,653
 Period
------------------------------------------------------------------------------------
PUTNAM VT INVESTORS
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      12.168       9.777       7.762        5.459
 Period
 Accumulation Unit          12.168       9.777       7.262       5.459        6.854
 Value, End of Period
 Number of Units
 Outstanding, End of     5,517,617  17,977,266  21,424,549  18,768,754   16,209,787
 Period
------------------------------------------------------------------------------------
PUTNAM VT MID CAP
VALUE
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A         N/A         N/A         N/A       10.000
 Period
 Accumulation Unit             N/A         N/A         N/A         N/A       12.801
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A         N/A         N/A         N/A      127,975
 Period
------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.231      10.693      10.956       10.948
 Period
 Accumulation Unit          10.231      10.693      10.956      10.948       10.866
 Value, End of Period
 Number of Units
 Outstanding, End of     1,261,646   1,736,595   5,663,312   6,153,309    3,214,835
 Period
------------------------------------------------------------------------------------
PUTNAM VT NEW
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      15.692      11.436       7.889        5.413
 Period
 Accumulation Unit          15.692      11.436       7.889       5.413        7.079
 Value, End of Period
 Number of Units
 Outstanding, End of     2,351,890  11,371,847  13,605,364  12,064,671   10,700,366
 Period
------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       8.795      10.629      10.844        9.037
 Period
 Accumulation Unit           8.795      10.629      10.844       9.037       11.823
 Value, End of Period
 Number of Units
 Outstanding, End of       626,817   1,659,981   3,902,049   5,140,780    5,077,407
 Period
------------------------------------------------------------------------------------
                                 46 PROSPECTUS
PUTNAM VT OTC &
EMERGING GROWTH
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      19.838       9.581       5.137        3.438
 Period
 Accumulation Unit          19.838       9.581       5.137       3.438        4.608
 Value, End of Period
 Number of Units
 Outstanding, End of       697,007   4,036,834   5,465,555   5,043,270    4,399,346
 Period
------------------------------------------------------------------------------------
PUTNAM VT RESEARCH
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      11.598      11.226       8.997        6.912
 Period
 Accumulation Unit          11.598      11.226       8.997       6.912        8,554
 Value, End of Period
 Number of Units
 Outstanding, End of     1,575,893   4,896,412   7,607,622   7,958,204    7,234,661
 Period
------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP
VALUE
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.302      12.660      14.768       11.918
 Period
 Accumulation Unit          10.302      12.660      14.768      11.918       17.613
 Value, End of Period
 Number of Units
 Outstanding, End of       451,498   1,493,692   3,217,546   3,938,066    3,816,634
 Period
------------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY
(1)
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       5.949       3.573          N/A
 Period
 Accumulation Unit             N/A       5.949       3.573       2.011          N/A
 Value, End of Period
 Number of Units
 Outstanding, End of           N/A   1,027,648   1,938,361           0          N/A
 Period
------------------------------------------------------------------------------------
PUTNAM VT UTILITIES
GROWTH AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.987      11.590       8.890        6.664
 Period
 Accumulation Unit           9.987      11.590       8.890       6.664        8.214
 Value, End of Period
 Number of Units
 Outstanding, End of       585,124   2,469,334   3,792,637   3,297,734    2,914,799
 Period
------------------------------------------------------------------------------------
PUTNAM VT VISTA
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      14.088      13.344       8.762        6.004
 Period
 Accumulation Unit          14.088      13.344       8.762       6.004        7.896
 Value, End of Period
 Number of Units
 Outstanding, End of       824,655   4,772,927   6,616,756   6,155,312    5,715,213
 Period
------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      14.326      11.808       9.047        6.563
 Period
 Accumulation Unit          14.326      11.808       9.047       6.563        8,096
 Value, End of Period
 Number of Units
 Outstanding, End of     6,006,888  21,009,950  25,627,193  24,658,871   22,860,340
 Period
------------------------------------------------------------------------------------


*The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75%.



(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.

                                 47 PROSPECTUS

PUTNAM ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                    ---------------------------
SUB-ACCOUNTS                                           2001     2002      2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    6.385     6.829
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               6.385    6.829     6,814
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          58,418  131,089    52,957
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.147       N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.147    5.960       N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               0        0       N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.729     5.897
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.729    5.897     7.230
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          21,995   27,375    26,601
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A      N/A    10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 N/A      N/A    12.889
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             N/A      N/A         0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    4.976     3.443
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               4.976    3.443     4,465
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period           5,054   22,613    23,562
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.878    10.278
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.878   10.278    12.123
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,518   41,427    54,550
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A      N/A    10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 N/A      N/A    12.008
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             N/A      N/A     2,940
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.921     8.895
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.921    8.895    10.229
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         127,345  179,068   184,577
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.021     7.754
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.021    7.754     9.286
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period           7,070   16,679    11,857
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.488     5.710
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.488    5.710     7.249
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,915   34,451    28,616
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.978     7.146
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.978    7.146     8.943
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         324,802  567,551   582,077
-------------------------------------------------------------------------------
                                 48 PROSPECTUS
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    4.958     3.435
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               4.958    3.435     4.153
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          29,628   45,841    50,076
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   11.451     8.962
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              11.451    8.962    10.425
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,742   33,088    28,546
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.127     8.903
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.127    8.903    11.068
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,005   23,812    31,430
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.886    11.538
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.886   11.538    11.838
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          62,415  109,722   106,926
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.035     8.117
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.035    8.117    10.251
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          60,861   86,554    88,560
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.527     7.225
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.527    7.225     9.785
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          21,873   25,421    27,500
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.686     6.522
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.686    6.522     8.536
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period           2,496    8,580     8,698
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.215     5.396
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.215    5.396     6.741
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         166,058  228,112   234,616
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A      N/A    10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 N/A      N/A    12.758
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             N/A      N/A         0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.886    10.823
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.886   10.823    10.687
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          25,833   53,866    34,330
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.838     5.351
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.838    5.351     6.963
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          32,732   65,036    58,243
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.774     8.934
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.774    8.934    11.628
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          37,325   45,790    37,401
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    5.104     3.399
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               5.104    3.399     4.532
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          20,137   27,603    26,862
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.940     6.833
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.940    6.833     8.413
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          51,591   65,389    55,723
-------------------------------------------------------------------------------
                                 49 PROSPECTUS
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   14.673    11.782
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              14.673   11.782    17.323
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          28,740   49,332    48,767
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    3.557       N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               3.557    1.994       N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          16,491        0       N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.832     6.588
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.832    6.588     8.079
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          34,138   42,749    34,959
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.705     5.936
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.705    5.936     7.766
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          36,838   60,476    52,444
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.988     6.488
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.988    6.488     7.962
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         138,792  272,235   270,139
-------------------------------------------------------------------------------


*The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75%.



(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.


                                 50  PROSPECTUS

PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS:   ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January
1* and Ending December 31,
                                   --------------------------------------------
SUB-ACCOUNTS                            2000       2001       2002        2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT
INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     10.893     11.420      12.234
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      10.893     11.420     12.234      12.225
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    142,098    567,317   1,131656     952,963
 of Period
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      6.146      4.596         N/A
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       6.146      4.596      3.837         N/A
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End     31,865     38,398          0         N/A
 of Period
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      9.124      7.728       5.905
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       9.124      7.728      5.905       7.251
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End     15,427     99,589    183,708     229,756
 of Period
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,                N/A        N/A        N/A      10.000
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         N/A        N/A        N/A      12.902
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End        N/A        N/A        N/A      26,725
 of Period
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      7.306      4.976       3.448
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       7.306      4.976      3.448       4.478
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End     38,463    208,794    471,941     474,031
 of Period
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      9.768      9.949      10.367
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       9.768      9.949     10.367      12.247
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    408,472    568,856    610,754     647,678
 of Period
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,                N/A        N/A        N/A      10.000
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         N/A        N/A        N/A      12.020
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End        N/A        N/A        N/A      99,922
 of Period
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND
OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     11.505     11.371      10.210
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      11.505     11.371     10.210      11.759
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    258,198    649,917    878,102     982,668
 of Period
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      9.696      8.728       7.513
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       9.696      8.728      7.513       9.011
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    122,143    194,527    222,862     233,628
 of Period
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      7.097      4.904       3.745
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       7.097      4.904      3.745       4.762
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  1,185,338  1,401,185  1,201,753   1,082,922
 of Period
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     11.806     10.874       8.668
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      11.806     10.874      8.668      10.865
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  2,249,328  3,498,120  3,775,787   3,699,874
 of Period
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      7.504      5.013       3.478
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       7.504      5.013      3.478       4.212
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    905,846  1,117,118  1,118,175   1,033,180
 of Period
-------------------------------------------------------------------------------

                                 51  PROSPECTUS

PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     12.025      9.494       7.442
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      12.025      9.494      7.442       8.669
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    792,412    923,593    839,675     729,634
 of Period
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      8.944      9.121       8.910
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       8.944      9.121      8.910      11.095
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    264,864    574,693    663,558     937,805
 of Period
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     10.531     11.118      11.803
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      10.531     11.118     11.803      12,128
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    367,229    895,677  1,356,981   1,268,394
 of Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      8.786      6.863       5.560
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       8.786      6.863      5.560       7.031
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  1,348,523  1,822,954  2,026,738   1,837,231
 of Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     10.441      8.135       6.903
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      10.441      8.135      6.903       9.363
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    147,662    271,827    333,378     353,223
 of Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW
OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      5.654      3.968       3.372
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       5.654      3.968      3.372       4.420
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    771,330    807,273    733,368     682,118
 of Period
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      8.593      6.360       4.764
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       8.593      6.360      4.764       5.960
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  2,007,034  2,468,141  2,348,872   2,195,031
 of Period
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value,                N/A        N/A        N/A      10.000
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         N/A        N/A        N/A      12.771
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End        N/A        N/A        N/A      23,847
 of Period
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     10.363     10.580      10.535
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      10.363     10.580     10.535      10.419
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    677,833  1,276,207  1,380,044     603,289
 of Period
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      6.803      4.676       3.197
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       6.803      4.676      3.197       4.166
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  3,065,757  4,113,616  3,660,821   3,434,406
 of Period
-------------------------------------------------------------------------------
PUTNAN VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     13.368     13.590      11.286
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      13.368     13.590     11.286      14,712
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    137,732    486,848    555,533     697,978
 of Period
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      4.098      2.189       1.460
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       4.098      2.189      1.460       1.950
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  1,454,821  1,750,234  1,682,272   1,612,736
 of Period
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     10.323      8.244       6.310
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      10.323      8.244      6.310       7.782
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    678,431  1,124,934  1,216,893   1,194,269
 of Period
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     11.995     13.942      11.212
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      11.995     13.942     11.212      16,511
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    250,516    787,960    687,034     731,306
 of Period
-------------------------------------------------------------------------------

                                 52  PROSPECTUS

PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      5.939      3.555         N/A
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       5.939      3.555      1.995         N/A
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    343,348    491,710          0         N/A
 of Period
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND
INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000     11.900      9.095       6.794
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of      11.900      9.095      6.794       8.345
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End    383,145    580,901    514,765     488,811
 of Period
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      8.498      5.560       3.796
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       8.498      5.560      3.796       4.975
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  1,483,252  1,929,970  1,588,580   1,726,281
 of Period
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value,             10.000      8.020      6.123       4.426
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of       8.020      6.123      4.426       5.440
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End  4,514,031  5,778,357  5,858,475   5,993,492
 of Period
-------------------------------------------------------------------------------

* The PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS were first offered on February 4, 2000. The Variable Sub-Accounts were first offered under the PUTNAM ALLSTATE ADVISOR PLUS Contracts on February 4, 2000, except the Putnam VT Technology Sub-Account which was first offered as of July 17, 2000, the Putnam VT Capital Appreciation and Discovery Growth Sub-Accounts which were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60%.



1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.





                                  53  PROSPECTUS

PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS:   ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.361   12.108
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.361  12.108   12.038
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,000   7,267    4,383
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.811
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.811   3.802
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.695    5.850
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 7.695   5.850    7.147
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            29,837   6,984    5,430
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.858
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.954    3.415
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.954   3.415    4.414
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,847   6,238    6,484
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.897   10.261
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.897  10.261   12.060
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,190   5,785    5,649
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   11.980
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.312   10.106
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.312  10.106   11.579
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            25,504  12,385    5,120
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.839    7.435
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.839   7.435    8.873
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0      144
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.879    3.707
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.879   3.707    4.690
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            26,829  29,903   30,543
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.817    8.579
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.817   8.579   10.670
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            33,928  23,859   24,421
-------------------------------------------------------------------------------


                                  54  PROSPECTUS

PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.987    3.442
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.987   3.442    4.147
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            11,236  16,141   11,244
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.445    7.365
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.445   7.365    8.537
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             5,376   2,459    2,869
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.074    8.819
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.074   8.819   10.925
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             8,335   5,699    5,169
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.060   11.682
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.060  11.682   11.943
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,497   5,618    7,561
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.827    5.503
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.827   5.503    6.924
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               935   2,063    2,060
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.093    6.832
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.093   6.832    9.220
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            19,643  13,070    9,349
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.947    3.337
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 3.947   3.337    4.352
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,124   2,209    2,241
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.327    4.715
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.327   4.715    5.869
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            14,715  17,515   18,263
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.727
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.525   10.427
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.525  10.427   10.259
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            22,255  21,547   33,118
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.652    3.164
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.652   3.164    4.103
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            32,398  21,354   18,721
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.519   11.170
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                13.519  11.170   14.487
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            38,407  27,193   20,072
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   2.178    1.445
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 2.178   1.445    1.920
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             5,178   1,021    1,041
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.201    6.246
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.201   6.246    7.663
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            20,720  17,979   18,167
-------------------------------------------------------------------------------


                                  55  PROSPECTUS

PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.870   11.097
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                13.870  11.097   16.258
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            25,198  14,705    9,043
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.583   N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 3.538   1.978   N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,598       0   N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.048    6.724
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.048   6.724    8.217
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,764   2,586    2,952
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.531    3.757
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.531   3.757    4.899
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            30,162  27,098   21,307
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.091    4.381
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.091   4.381    5.357
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            33,735  29,530   28,706
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Plus Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.10%.



1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.




                                 56  PROSPECTUS

PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning January 1*
and Ending December 31,
                                       ----------------------------------------
SUB-ACCOUNTS                              2000       2001       2002      2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     10.751     11.266    12.062
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        10.751     11.266     12.062    12.048
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of     9,946  1,593,598  2,523,864   110,651
 Period
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      6.861      5.128    N/A
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         6.861      5.128      4.280    N/A
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of       322      2,293          0    N/A
 Period
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.122      7.723     5.898
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.122      7.723      5.898     7.239
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of         0     26,897     68,181    22,644
 Period
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning        N/A        N/A        N/A    10.000
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of           N/A        N/A        N/A    12.898
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of       N/A        N/A        N/A       410
 Period
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      7.305      4.972     3.444
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         7.305      4.972      3.444     4.471
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    12,811     36,498    111,026    72,616
 Period
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.922     10.100    10.520
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.922     10.100     10.520    12.421
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    18,129     74,847    109,144   108,587
 Period
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning        N/A        N/A        N/A    10.000
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of           N/A        N/A        N/A    12.016
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of       N/A        N/A        N/A    14,077
 Period
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF
BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     10.884     10.752     9.650
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        10.884     10.752      9.650    11.108
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    18,917    280,246    302,504   230,382
 Period
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.709      8.735     7.515
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.709      8.735      7.515     9.009
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of     4,292     34,542     41,697    18,449
 Period
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      7.469      5.158     3.937
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         7.469      5.158      3.937     5.004
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    34,014    134,233    123,987   106,781
 Period
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     10.845      9.983     7.954
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        10.845      9.983      7.954     9.965
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of   151,615    472,297    714,666   621,051
 Period
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      7.365      4.918     3.410
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         7.365      4.918      3.410     4.128
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    44,791     85,724    131,338   144,221
 Period
-------------------------------------------------------------------------------





                                 57  PROSPECTUS

PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     12.219      9.643     7.554
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        12.219      9.643      7.554     8.796
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    22,245     84,095     92,807    70,819
 Period
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.154      9.331     9.111
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.154      9.331      9.111    11.339
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    12,348    159,522    193,769    75,897
 Period
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     10.615     11.201    11.885
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        10.615     11.201     11.885    12.206
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    19,748    113,696    236,548   154,983
 Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.163      7.154     5.792
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.163      7.154      5.792     7.322
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    80,312    354,251    386,523   202,442
 Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND
INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.987      7.778     6.596
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.987      7.778      6.596     8.943
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of     6,119     24,248     40,488    34,275
 Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW
OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      6.630      4.650     3.950
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         6.630      4.650      3.950     5.175
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    24,185     36,690     46,180    39,709
 Period
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      8.355      6.181     4.627
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         8.355      6.181      4.627     5.786
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    96,425    227,701    386,343   242,788
 Period
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning        N/A        N/A        N/A    10.000
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of           N/A        N/A        N/A    12.767
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of       N/A        N/A        N/A     2,829
 Period
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     10.292     10.503    10.452
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        10.292     10.503     10.452    10.332
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    46,596    306,142    130,887   112,014
 Period
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      7.152      4.914     3.358
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         7.152      4.914      3.358     4.374
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of   144,160    482,149    469,211   510,283
 Period
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     11.986     12.179    10.109
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        11.986     12.179     10.109    13.171
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of     1,963    135,268    247,974   174,988
 Period
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      6.124      3.270     2.180
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         6.124      3.270      2.180     2.910
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    38,575    137,129    178,712   126,145
 Period
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      9.581      7.647     5.851
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         9.581      7.647      5.851     7.212
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    42,347    258,051    209,966   140,148
 Period
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     11.544     13.411    10.780
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        11.544     13.411     10.780    15.866
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    10,702    275,088    202,475   157,449
 Period
-------------------------------------------------------------------------------





                                 58  PROSPECTUS

PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      5.938      3.552    N/A
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         5.938      3.552      1.993    N/A
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of     7,011     28,036          0    N/A
 Period
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000     11.208      8.562     6.392
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of        11.208      8.562      6.392     7.848
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of    37,805     97,321     81,197    76.075
 Period
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      8.460      5.532     3.776
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         8.460      5.532      3.776     4.945
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of   121,993    199,434    252,355   353,492
 Period
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning     10.000      8.220      6.272     4.532
 of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of         8.220      6.272      4.532     5.567
 Period
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of   199,778    569,455    699,737   688,542
 Period
-------------------------------------------------------------------------------

* The PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS were first offered on April 28, 2000. The Variable Sub-Accounts were first offered under the PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS on April 28, 2000, except the Putnam VT Technology Sub-Account, which was first offered on July 17, 2000, the Putnam VT Capital Appreciation and Discovery Growth Sub-Accounts, which were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.65%.



1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.



                                 59  PROSPECTUS

PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.210   11.942
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.210  11.942   11.867
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,322   1,498      402
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.371      N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.371   4.242      N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0      N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.067    5.843
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.067   5.843    7.135
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0     111      170
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.854
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.150    3.412
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.150   3.412    4.407
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0      913
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.050   10.415
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.050  10.415   12.234
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               655   1,426    1,223
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   11.976
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.699    9.554
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.699   9.554   10.941
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               465   6,368    8,218
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.850    7.440
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.850   7.440    8.874
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0   3,025    4.500
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.133    3.898
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.133   3.898    4.929
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             8,348  12,489   12,151
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.934    7.875
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.934   7.875    9.815
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,339  13,077   34,706
-------------------------------------------------------------------------------


                                 60  PROSPECTUS

PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.127    3.376
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.127   3.376    4.065
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0    2,200
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.595    7.479
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.595   7.479    8.664
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             3,802   7,791    6,723
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.380    9.020
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.380   9.020   11.168
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0    1,643
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.145   11.766
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.145  11.766   12.022
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period            10,878  34,033   42,198
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.118    5.734
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 7.118   5.734    7.212
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               952  10,845   36,502
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.256    6.530
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.256   6.530    8.808
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0     198      961
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.797    3.910
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.797   3.910    5.097
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0     237    1,289
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.499    4.581
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.499   4.581    5.699
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0   8,732
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.723
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A    1,106
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.446   10.348
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.446  10.348   10.177
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0    1,078
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.817    5.315
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 7.817   5.315    6.887
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               478     586      172
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.119   10.008
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                12.119  10.008   12.973
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,687   3,804    4,038
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.378    2.158
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 3.378   2.158    2,866
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.609    5.792
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 7.609   5.792    7.103
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             3,139  13,752   17,488
-------------------------------------------------------------------------------


                                 61  PROSPECTUS

PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.345   10.672
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                13.345  10.672   15.627
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               369   2,393    4,089
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.706      N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 3.706   1.976      N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0      N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.520    6.328
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.520   6.328    7.730
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             5,623   6,739    5,915
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.640    3.738
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.640   3.738    4.871
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0     336   13,413
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.241    4.486
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.241   4.486    5.483
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             6,803  12,811   54,172
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Preferred Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contract as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.15%.



1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.



                                 62  PROSPECTUS

APPENDIX C                                                    WITHDRAWAL
ADJUSTMENT EXAMPLE - INCOME BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2003

Initial Purchase Payment: $50,000 (For Putnam Allstate Advisor Plus Contracts, a $2,000 Credit Enhancement would apply)

                                                                                      Income Benefit Amount
                                                                    ------------------------------------------------------------
                                                                        Purchase                            5%
                                                                       Payment Value                       Roll-Up Value
                                                                   -------------------------------------------------------------
                               Beginning                Contract                             Maximum
               Type of         Contract   Transaction  Value After  Advisor and             Anniversa   Advisor and
Date          Occurrence         Value      Amount     Occurrence    Preferred      Plus       Value    Preferred       Plus
--------------------------------------------------------------------------------------------------------------------------------
1/1/04    Contract Anniversary  $55,000           _      $55,000      $50,000     $52,000     $55,000  $52,500         $54,600
--------------------------------------------------------------------------------------------------------------------------------
7/1/04     Partial Withdrawal    $60,000     $15,000      $45,000      $37,500     $39,000     $41,250  $40,347         $41,961
--------------------------------------------------------------------------------------------------------------------------------




The following shows how we compute the adjusted income benefits in the example above. Please note that the withdrawal adjustment reduces the Purchase Payment Value, the Maximum Anniversary Value and the 5% Roll-Up Value by the same proportion as the withdrawal reduces the Contract Value.

                                                                                                 Advisor and Preferred    Plus
---------------------------------------------------------------------------------------------------------------------------------
PURCHASE PAYMENT VALUE INCOME BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                                           (a)                 $15,000          $15,000
---------------------------------------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal                              (b)                 $60,000          $60,000
---------------------------------------------------------------------------------------------------------------------------------
Value of Income Benefit Amount Immediately Prior to Partial Withdrawal              (c)                 $50,000          $52,000
---------------------------------------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                                          [(a)/(b)]*(c)            $12,500          $13,000
---------------------------------------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                                                 $37,500          $39,000
---------------------------------------------------------------------------------------------------------------------------------

MAXIMUM ANNIVERSARY VALUE INCOME BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                                           (a)                 $15,000          $15,000
---------------------------------------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal                              (b)                 $60,000          $60,000
---------------------------------------------------------------------------------------------------------------------------------
Value of Income Benefit Amount Immediately Prior to Partial Withdrawal              (c)                 $55,000          $55,000
---------------------------------------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                                          [(a)/(b)]*(c)            $13,750          $13,750
---------------------------------------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                                                 $41,250          $41,250
---------------------------------------------------------------------------------------------------------------------------------





                                 63  PROSPECTUS

                                                                                              Advisor and Preferred      Plus
---------------------------------------------------------------------------------------------------------------------------------
PURCHASE PAYMENT VALUE BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
5 % ROLL-UP VALUE INCOME BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                                           (a)                 $15,000          $15,000
---------------------------------------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal                              (b)                 $60,000          $60,000
---------------------------------------------------------------------------------------------------------------------------------
Value of Income Benefit Amount Immediately Prior to Partial Withdrawal              (c)                 $53,796          $55,948
(assumes half years worth of interest on $52,500 and $54,600, respectively)
---------------------------------------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                                          [(a)/(b)]*(c)            $13,449          $13,987
---------------------------------------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                                                 $40,347          $41,961
---------------------------------------------------------------------------------------------------------------------------------


 * For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual income benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

** A 6% Roll-Up Value was available for Contracts issued before October 2, 2000.





                                 64  PROSPECTUS

APPENDIX D                                                    WITHDRAWAL
ADJUSTMENT EXAMPLE - DEATH BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2004

Initial Purchase Payment: $50,000 (For Putnam Allstate Advisor Plus Contracts, a $2,000 Credit Enhancement would apply)

                                                                                      Death Benefit Amount
                                                                    ------------------------------------------------------------
                                                                        Purchase            Maximum                 Beneficiary
                                                                       Payment Value       Anniversary   Enhanced    Protection
                                                                                              Value                     Value
                                                                   -------------------------------------------------------------
                               Beginning                Contract
               Type of         Contract   Transaction  Value After  Advisor and                          Advisor and
Date          Occurrence         Value      Amount     Occurrence    Preferred      Plus                 Preferred       Plus
--------------------------------------------------------------------------------------------------------------------------------
1/1/04    Contract Anniversary   $55,000           _      $55,000      $50,000     $52,000     $55,000  $52,500         $54,600
--------------------------------------------------------------------------------------------------------------------------------
7/1/04     Partial Withdrawal    $60,000     $15,000      $45,000      $37,500     $39,000     $41,250  $40,347         $41,961
--------------------------------------------------------------------------------------------------------------------------------


The following shows how we compute the adjusted death benefits in the example above. Please note that the Purchase Payment Value is reduced by the amount of the withdrawal, whereas the withdrawal adjustment reduces the Maximum Anniversary Value and Enhanced Beneficiary ProtectionValue by the same proportion as the withdrawal reduces the Contract Value.



                                                                       Advisor and
                                                                        Preferred        Plus
-------------------------------------------------------------------------------------------------
PURCHASE PAYMENT VALUE DEATH BENEFIT
-------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                                $15,000      $15,000

-------------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to                       $50,000      $52,000
Partial Withdrawal
-------------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                   $35,000      $37,000

-------------------------------------------------------------------------------------------------

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT
-------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                    (a)         $15,000      $15,000
-------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal       (b)         $60,000      $60,000
-------------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to           (c)         $55,000      $55,000
Partial Withdrawal
-------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                   [(a)/(b)]*(c)    $13,750      $13,750
-------------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                   $41,250      $41,250

-------------------------------------------------------------------------------------------------

ENHANCED BENEFICIARY PROTECTION VALUE DEATH BENEFIT
-------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                    (a)         $15,000      $15,000
-------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal       (b)         $60,000      $60,000
-------------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to
Partial Withdrawal (assumes half years worth of              (c)         $53,796      $55,948
interest on $52,500 and $54,600, respectively)
-------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                   [(a)/(b)]*(c)    $13,449      $13,987
-------------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                   $40,347      $41,961

-------------------------------------------------------------------------------------------------



* For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.


                                 65  PROSPECTUS

APPENDIX E                                                    CALCULATION OF
EARNINGS PROTECTION DEATH BENEFIT OPTION*
--------------------------------------------------------------------------------

The following are examples of the Earnings Protection Death Benefit Option. For illustrative purposes, the examples assume Earnings in each case. Please remember that you are looking at examples and that your investment performance may be greater or lower than the figures shown.


EXAMPLE 1: ELECTED WHEN CONTRACT WAS ISSUED WITHOUT ANY SUBSEQUENT ADDITIONS OR WITHDRAWALS
Assume that the oldest Contract Owner or Annuitant is age 55 on the Rider Application Date and elects the Earnings Protection Death Benefit Option when the contract is issued. The Contract Owner makes an initial purchase payment of $100,000. After four years, the Contract Owner dies. On the date Allstate Life receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Contract Owner did not make any additional purchase payments or take any withdrawals.

The calculation is:

                                                                                     Advisor,
                                                                                  Advisor Plus &
                                                                                 Advisor Preferred
                                                                                 -------------------
(A)         Contract Value:                                                          $125,000.00
(B)         Total Purchase Payments:                                                 $100,000.00
(C)         Total Excess-of-Earnings Withdrawals:                                    $      0.00
(D)         In-Force Premium:                                                        $100,000.00
(E)         In-Force Earnings:                          (E)=(A) - (D)                $ 25,000.00
(F)         Cap:                                        (F)=100% * (D)               $100,000.00
(G)         EARNINGS PROTECTION DEATH BENEFIT**:    (G)=MIN[40% * (E); (F)]          $ 10,000.00



* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and Credit Enhancement available under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been over age 65, and both were age 75 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($6,250.00).


                                 66  PROSPECTUS

EXAMPLE 2: ELECTED WHEN CONTRACT WAS ISSUED WITH SUBSEQUENT WITHDRAWALS
Assume the same facts as above, except that the Contract Owner has taken a withdrawal of $10,000 during the second year of the Contract. Immediately prior to withdrawal, the Contract Value is $105,000. The Contract Value on the date Allstate Life receives Due Proof of Death will be assumed to be $114,000.

The calculation of the Total Excess-of-Earnings Withdrawals is:


(1)  Contract Value:                                         $105,000.00
(2)  Total Purchase Payments:                                $100,000.00
(3)  Prior Excess-of-Earnings Withdrawals:                   $      0.00
(4)  In-Force Premium:                                       $100,000.00
(5)  In-Force Earnings:            (5) = (1) - (4)           $  5,000.00
(6)  Withdrawal Amount:                                      $ 10,000.00

     Excess-of-Earnings            (7) = (6) - (5) and
(7)  Withdrawal:                   cannot be negative        $  5,000.00
     Total Excess-of-Earnings
(8)  Withdrawals:                  (8) = (3) + (7)           $  5,000.00


The calculation of the Earnings Protection Death Benefit is:


(A)     Contract Value:                                                                 $114,000.00
(B)     In-Force Premium (before withdrawal):                                           $100,000.00
(C)     Total Excess-of-Earnings Withdrawals:                                           $  5,000.00
(D)     In-Force Premium (after withdrawal):            (D)=(B)-(C)                     $ 95,000.00
(E)     In-Force Earnings:                              (E)=(A) - (D)                   $ 19,000.00
(F)     Cap:                                            (F)=100% * (D)                  $ 95,000.00
(G)     EARNINGS PROTECTION DEATH BENEFIT**:            (G)=MIN[40% * (E); (F)]         $  7,600.00


* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been over age 65, and both were age 75 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($4,750.00).


                                 67  PROSPECTUS

EXAMPLE 3: ELECTED AFTER CONTRACT WAS ISSUED WITH SUBSEQUENT ADDITIONS AND WITHDRAWALS
This example is intended to illustrate the effect of adding the Earnings Protection Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. Assume that the oldest Contract Owner or Annuitant is age 70 on the Rider Application Date. At the time the Contract is issued, the Contract Owner makes a purchase payment of $100,000. After two years pass, the Contract Owner elects to add the Earnings Protection Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Contract Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Contract Owner makes an additional purchase payment of $40,000. Two years later, the Contract Owner dies with a Contract Value of $140,000 on the date Allstate Life receives Due Proof of Death.

The calculation of the Total Excess-of-Earnings Withdrawals is:


(1)     Contract Value:                                         $130,000.00
        Contract Value on Rider
(2)     Date:                                                   $110,000.00
        Prior Excess-of-Earnings
(3)     Withdrawals:                                            $      0.00
(4)     In-Force Premium:                                       $110,000.00
(5)     In-Force Earnings:            (5) = (1) - (4)           $ 20,000.00
(6)     Withdrawal Amount:                                      $ 50,000.00

        Excess-of-Earnings            (7) = (6) - (5) and
(7)     Withdrawal:                   cannot be negative        $ 30,000.00
        Total Excess-of-Earnings
(8)     Withdrawals:                  (8) = (3) + (7)           $ 30,000.00


The calculation of the Earnings Protection Death Benefit is:



(A)     Contract Value:                                                                         $140,000.00
(B)     In-Force Premium (before withdrawal and purchase payment):                              $110,000.00
(C)     Total Excess-of-Earnings Withdrawals:                                                   $ 30,000.00
(D)     Additional Purchase Payment:                                                            $ 40,000.00
(E)     In-Force Premium (after withdrawal and purchase payment):   (E)=(B)-(C)+(D)             $120,000.00
(F)     In-Force Earnings:                                          (F)=(A)-(E)                 $ 20,000.00
(G)     Cap:                                                        (G)=50%*(E)                 $ 60,000.00
(H)     EARNINGS PROTECTION DEATH BENEFIT**:                        (H)=MIN[25%*(F);(G)]        $  5,000.00


* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been age 65 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 40% of the In-Force Earnings ($8,000.00).


                                 68  PROSPECTUS

EXAMPLE 4: SPOUSAL CONTINUATION:
This example is intended to illustrate the effect of a surviving spouse electing to continue the contract upon the death of the Contract Owner on a Contract with the Earnings Protection Death Benefit Rider. Assume that the oldest Contract Owner or Annuitant is age 60 at the time the Contract is purchased (with the Earnings Protection Death Benefit Rider but without any other rider) with a $100,000 purchase payment. Five years later the Contract Owner dies and the surviving spouse elects to continue the contract. The Contract Value and Maximum Anniversary Value at this time are $150,000 and $160,000, respectively.

The calculation of the Earnings Protection Death Benefit is:


(A)   Contract Value:                                                                           $150,000.00
(B)   In-Force Premium (before withdrawal and purchase payment):                                $100,000.00
(C)   Total Excess-of-Earnings Withdrawals:                                                     $      0.00
(D)   Additional Purchase Payment:                                                              $      0.00
(E)   In-Force Premium (after withdrawal and purchase payment):                                 $100,000.00
(F)   In-Force Earnings:                                          (F)=(A) - (E)                 $ 50,000.00
(G)   Cap:                                                        (G)=100% * (E)                $100,000.00
(H)   EARNINGS PROTECTION DEATH BENEFIT**:                        (H)=MIN[40%*(F);(G)]          $ 20,000.00


* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACT.

**If the oldest Contract Owner or Annuitant had been over age 65, and both were age 75 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($12,500.00).



The calculation of the Continued Contract Value is:


(1)    Premium invested (for the purposes of calculating the Death Benefit):                            $100,000.00
(2)    Contract Value:                                                                                  $150,000.00
(3)    Maximum Anniversary Value:                                                                       $160,000.00
(4)    Death Benefit (excluding Earnings Protection Death Benefit):           (4) = MAX[(1);(2);(3)]    $160,000.00
(5)    Earnings Protection Death Benefit:                                     (H) from above            $ 20,000.00
(6)    Continuing Contract Value:                                             (6) = (4)+(5)             $180,000.00



Assume the surviving spouse is age 68 when the Contract is continued. At this time, the surviving spouse has the option to continue the Earnings Protection Death Benefit Rider at an additional mortality and expense risk charge of 0.35% and with an In-force Premium amount equal to the continuing Contract Value and the Rider Date reset to the date the Contract is continued. If this election is made, the Earnings Protection Death Benefit will be equal to the lesser of 25% of In-Force Earnings and 50% of In-Force Premium. Otherwise, the surviving spouse may elect to terminate the Earnings Protection Death Benefit Rider at the time of continuation.


                                 69  PROSPECTUS

THE PUTNAM ALLSTATE ADVISOR VARIABLE ANNUITIES
(ADVISOR, ADVISOR APEX)

ALLSTATE LIFE INSURANCE COMPANY
P.O. BOX 94036
PALATINE, ILLINOIS 60094-4036
TELEPHONE NUMBER: 1-800-390-1277                 PROSPECTUS DATED MAY 1, 2004
 -------------------------------------------------------------------------------
Allstate Life Insurance Company ("ALLSTATE LIFE") has offered the following individual and group flexible premium deferred variable annuity contracts (each, a "CONTRACT"):

.. PUTNAM ALLSTATE ADVISOR

.. PUTNAM ALLSTATE ADVISOR APEX (FORMERLY KNOWN AS PUTNAM ALLSTATE ADVISOR - A)

This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. The Contracts are no longer offered for new sales.

Each Contract currently offers several investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 28 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in the class IB shares of one of the following underlying fund portfolios ("FUNDS") of the Putnam Variable Trust:

PUTNAM VT AMERICAN GOVERNMENT INCOME FUND         PUTNAM VT GROWTH              PUTNAM VT MONEY MARKET FUND
PUTNAM VT CAPITAL APPRECIATION FUND               OPPORTUNITIES FUND            PUTNAM VT NEW OPPORTUNITIES
PUTNAM VT CAPITAL OPPORTUNITIES FUND              PUTNAM VT HEALTH              FUND
PUTNAM VT DISCOVERY GROWTH FUND                   SCIENCES FUND                 PUTNAM VT NEW VALUE FUND
PUTNAM VT DIVERSIFIED INCOME FUND                 PUTNAM VT HIGH YIELD          PUTNAM VT OTC & EMERGING
PUTNAM VT EQUITY INCOME FUND                      FUND                          GROWTH FUND
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON        PUTNAM VT INCOME FUND         PUTNAM VT RESEARCH FUND
PUTNAM VT GLOBAL ASSET ALLOCATION FUND            PUTNAM VT INTERNATIONAL       PUTNAM VT SMALL CAP VALUE
PUTNAM VT GLOBAL EQUITY FUND                      EQUITY FUND                   FUND
PUTNAM VT GROWTH AND INCOME FUND                  PUTNAM VT INTERNATIONAL       PUTNAM VT UTILITIES GROWTH
                                                  GROWTH AND INCOME FUND        AND INCOME FUND
                                                  PUTNAM VT INTERNATIONAL       PUTNAM VT VISTA FUND
                                                  NEW OPPORTUNITIES FUND        PUTNAM VT VOYAGER FUND
                                                  PUTNAM VT INVESTORS FUND
                                                  PUTNAM VT MID CAP VALUE
                                                  FUND





WE (Allstate Life) have filed a Statement of Additional Information, dated May 1, 2004, with the Securities and Exchange Commission ("SEC"). It contains more information about each Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 43 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.




                THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
                HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS
                PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                FEDERAL CRIME.

  IMPORTANT     THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
                HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS
   NOTICES      OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT
                DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
                OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS
                INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                PRINCIPAL.

                THE CONTRACTS ARE NOT FDIC INSURED.





                                 1  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms                                                       3
--------------------------------------------------------------------------------
  Overview of Contracts                                                 4
--------------------------------------------------------------------------------
  The Contracts at a Glance                                             5
--------------------------------------------------------------------------------
  How the Contracts Work                                                7
--------------------------------------------------------------------------------
  Expense Table                                                         8
--------------------------------------------------------------------------------
  Financial Information                                                 12
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contracts                                                         12
--------------------------------------------------------------------------------
  Purchases                                                             14
--------------------------------------------------------------------------------
  Contract Value                                                        15
--------------------------------------------------------------------------------
  Investment Alternatives                                               16
--------------------------------------------------------------------------------
     The Variable Sub-Accounts                                          16
--------------------------------------------------------------------------------
     The Fixed Account Options                                          17
--------------------------------------------------------------------------------
     Transfers                                                          18
--------------------------------------------------------------------------------

                                                                        PAGE

--------------------------------------------------------------------------------
  Expenses                                                              21
--------------------------------------------------------------------------------
  Access to Your Money                                                  24
--------------------------------------------------------------------------------
  Income Payments                                                       25
--------------------------------------------------------------------------------
  Death Benefits                                                        30
--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information                                                      34
--------------------------------------------------------------------------------
  Taxes                                                                 37
--------------------------------------------------------------------------------
  Statement of Additional Information Table of Contents                 43
--------------------------------------------------------------------------------
APPENDIX A - CONTRACT COMPARISON CHART                                  44
--------------------------------------------------------------------------------
APPENDIX B - ACCUMULATION UNIT VALUES                                   45
--------------------------------------------------------------------------------
APPENDIX C - WITHDRAWAL ADJUSTMENT EXAMPLE - INCOME BENEFITS            57
--------------------------------------------------------------------------------
APPENDIX D - WITHDRAWAL ADJUSTMENT EXAMPLE -  DEATH BENEFITS            58
--------------------------------------------------------------------------------
APPENDIX E - CALCULATION OF EARNINGS PROTECTION DEATH BENEFIT OPTION    59
--------------------------------------------------------------------------------


                                 2  PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                        PAGE

--------------------------------------------------------------------------------
Accumulation Phase                                                      7
--------------------------------------------------------------------------------
Accumulation Unit                                                       12
--------------------------------------------------------------------------------
Accumulation Unit Value                                                 12
--------------------------------------------------------------------------------
Allstate Life ("We")                                                    1
--------------------------------------------------------------------------------
Annuitant                                                               12
--------------------------------------------------------------------------------
Automatic Additions Program                                             14
--------------------------------------------------------------------------------
Automatic Fund Rebalancing Program                                      19
--------------------------------------------------------------------------------
Beneficiary                                                             13
--------------------------------------------------------------------------------
Cancellation Period                                                     5
--------------------------------------------------------------------------------
*Contract                                                               1
--------------------------------------------------------------------------------
Contract Anniversary                                                    5
--------------------------------------------------------------------------------
Contract Owner ("You")                                                  12
--------------------------------------------------------------------------------
Contract Value                                                          15
--------------------------------------------------------------------------------
Contract Year                                                           5
--------------------------------------------------------------------------------
Dollar Cost Averaging Program                                           19
--------------------------------------------------------------------------------
Due Proof of Death                                                      30
--------------------------------------------------------------------------------
Earnings Protection Death Benefit Option                                31
--------------------------------------------------------------------------------
Enhanced Beneficiary Protection Option                                  31
--------------------------------------------------------------------------------
Excess of Earnings Withdrawal                                           31
--------------------------------------------------------------------------------
Fixed Account Options                                                   1
--------------------------------------------------------------------------------
Free Withdrawal Amount                                                  23
--------------------------------------------------------------------------------

                                                                        PAGE
--------------------------------------------------------------------------------
Funds                                                                   1
--------------------------------------------------------------------------------
Guarantee Period                                                        18
--------------------------------------------------------------------------------
Income Base                                                             6
--------------------------------------------------------------------------------
Income Plan                                                             25
--------------------------------------------------------------------------------
In-Force Earnings                                                       31
--------------------------------------------------------------------------------
In-Force Premium                                                        31
--------------------------------------------------------------------------------
Investment Alternatives                                                 16
--------------------------------------------------------------------------------
Issue Date                                                              7
--------------------------------------------------------------------------------
Maximum Anniversary Value                                               30
--------------------------------------------------------------------------------
Payout Phase                                                            7
--------------------------------------------------------------------------------
Payout Start Date                                                       25
--------------------------------------------------------------------------------
Retirement Income Guarantee Rider                                       28
--------------------------------------------------------------------------------
Rider Application Date                                                  5
--------------------------------------------------------------------------------
Rider Date                                                              28
--------------------------------------------------------------------------------
Right to Cancel                                                         14
--------------------------------------------------------------------------------
SEC                                                                     1
--------------------------------------------------------------------------------
Settlement Value                                                        30
--------------------------------------------------------------------------------
Standard Fixed Account Option                                           18
--------------------------------------------------------------------------------
Systematic Withdrawal Program                                           25
--------------------------------------------------------------------------------
Valuation Date                                                          14
--------------------------------------------------------------------------------
Variable Account                                                        34
--------------------------------------------------------------------------------
Variable Sub-Account                                                    16
--------------------------------------------------------------------------------


* In certain states these Contracts were available only as group Contracts. If you purchased a group Contract, we issued you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. References to "Contract" also include both Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.


                                 3  PROSPECTUS

OVERVIEW OF CONTRACTS
--------------------------------------------------------------------------------

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

.. The PUTNAM ALLSTATE ADVISOR CONTRACT has a mortality and expense risk charge of 1.25%, an annual contract maintenance charge of $30, a withdrawal charge of up to 7% with a 7 year withdrawal charge period, and an annual Free Withdrawal Amount.

.. The PUTNAM ALLSTATE ADVISOR APEX CONTRACT has a front-end sales charge of up to 5.75% of purchase payments, a lower mortality and expense risk charge (0.80%), no contract maintenance charge, a lower withdrawal charge (0.50%) with a shorter withdrawal charge period (1 year), but no Free Withdrawal Amount.

Other differences between the Contracts relate to the minimum initial purchase payment and available withdrawal charge waivers. For a side-by-side comparison of these differences, please turn to Appendix A of this prospectus.


                                 4  PROSPECTUS

THE CONTRACTS AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contracts. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS               WE ARE NO LONGER OFFERING NEW CONTRACTS.

                                You can add to your Contract as often and as much as
                                you like, but each subsequent payment must be at least
                                $500 ($50 for automatic payments). We may limit the
                                amount of any additional purchase payment to a maximum
                                of $1,000,000. You must maintain a minimum Contract
                                Value of $1,000.
---------------------------------------------------------------------------------------
RIGHT TO CANCEL                 You may cancel your Contract within 20 days of receipt
                                or any longer period as your state may require
                                ("CANCELLATION PERIOD"). Upon cancellation, we will
                                return your purchase payments adjusted, to the extent
                                federal or state law permits, to reflect the investment
                                experience of any amounts allocated to the Variable
                                Account, including the deduction of mortality and
                                expense risk charges.
---------------------------------------------------------------------------------------
EXPENSES                        Each Fund pays expenses that you will bear indirectly
                                if you invest in a Variable Sub-Account. You also will
                                bear the following expenses:

                                PUTNAM ALLSTATE ADVISOR CONTRACTS

                                .Annual mortality and expense risk charge equal to
                                  1.25% of average daily net assets

                                .Annual contract maintenance charge of $30 (waived in
                                  certain cases)

                                .Withdrawal charges ranging from 0% to 7% of purchase
                                  payments withdrawn (with certain exceptions)

                                PUTNAM ALLSTATE ADVISOR APEX CONTRACTS

                                .Annual mortality and expense risk charge equal to
                                  0.80% of average daily net assets

                                .Front end sales charge ranging from 5.75% to 0.50% of
                                  the amount of purchase payments

                                . Withdrawal charge equal to 0.50% of purchase payments
                                  withdrawn during the first Contract Year (currently
                                  only assessed on Contracts that have total purchase
                                  payments of at least $1,000,000)

                                ALL CONTRACTS

                                .If you select the ENHANCED BENEFICIARY PROTECTION
                                  OPTION you would pay an additional mortality and expense risk charge of 0.15%.

                                .If you select the EARNINGS PROTECTION DEATH BENEFIT
                                  OPTION you would pay an additional mortality and
                                  expense risk charge of 0.20% or 0.35% (depending on
                                  the age of the oldest Owner and Annuitant on the date
                                  we receive the completed application or request to
                                  add the Option, whichever is later ("RIDER
                                  APPLICATION DATE")).

                                .We discontinued offering the RETIREMENT INCOME
                                  GUARANTEE RIDER as of January 1, 2004. If you elected
                                  the Retirement Income Guarantee Rider prior to
                                  January 1, 2004, you will pay an additional fee at
                                  the annual rate of 0.05% or 0.30% (depending on the
                                  option you selected) of the INCOME BASE in effect on
                                  a Contract Anniversary ("CONTRACT ANNIVERSARY").

                                .Transfer fee equal to 0.50% of the amount transferred
                                  after the12/th/ transfer in any Contract Year
                                  ("CONTRACT YEAR"), which we measure from the date we
                                  issue your Contract or a Contract Anniversary.

                                . State premium tax (if your state imposes one)

                                  5 PROSPECTUS

---------------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES         Each Contract offers several investment alternatives
                                including:

                                .3 Fixed Account Options that credit interest at rates
                                  we guarantee, and

                                .28 Variable Sub-Accounts investing in Funds offering
                                  professional money management by Putnam Investment
                                  Management, LLC.

                                To find out current rates being paid on the Fixed
                                Account Option(s), or to find out how the Variable
                                Sub-Accounts have performed, please call us at
                                1-800-390-1277.
---------------------------------------------------------------------------------------
SPECIAL SERVICES                For your convenience, we offer these special services:

                                . AUTOMATIC FUND REBALANCING PROGRAM

                                . AUTOMATIC ADDITIONS PROGRAM

                                . DOLLAR COST AVERAGING PROGRAM

                                . SYSTEMATIC WITHDRAWAL PROGRAM
---------------------------------------------------------------------------------------
INCOME PAYMENTS                 You can choose fixed income payments, variable income
                                payments, or a combination of the two. You can receive
                                your income payments in one of the following ways:

                                . life income with guaranteed payments

                                .a joint and survivor life income with guaranteed
                                  payments

                                . guaranteed payments for a specified period

                                .combination life income and guaranteed payments for a
                                  specified period

                                .combination joint and survivor life income and
                                  guaranteed payments for a specified period

                                . life income with cash refund

                                . joint life income with cash refund

                                . life income with installment refund

                                . joint life income with installment refund

                                Prior to January 1, 2004, Allstate Life offered two
                                Retirement Income Guarantee Riders that guarantee a
                                minimum amount of fixed income payments you can receive
                                if you choose to annuitize your Contract.
---------------------------------------------------------------------------------------
DEATH BENEFITS                  If you die before income payments begin, we will pay
                                the death benefit described in the Contract. We also
                                offer an Enhanced Beneficiary Protection Option and an
                                Earnings Protection Death Benefit Option.
---------------------------------------------------------------------------------------
TRANSFERS                       Before the PAYOUT START DATE, you may transfer your
                                CONTRACT VALUE among the investment alternatives, with
                                certain restrictions. The minimum amount you may
                                transfer is $100 or the amount remaining in the
                                investment alternative, if less.

                                A charge may apply after the 12/th/ transfer in each
                                Contract Year.
---------------------------------------------------------------------------------------
WITHDRAWALS                     You may withdraw some or all of your Contract Value at
                                any time during the Accumulation Phase and during the
                                Payout Phase in certain cases. In general, you must
                                withdraw at least $50 at a time ($1,000 during the
                                Payout Phase). Withdrawals taken prior to annuitization
                                (referred to in this prospectus as the Payout Phase)
                                are generally considered to come from the earnings in
                                the Contract first.  If the Contract is tax-qualified,
                                generally all withdrawals are treated as distributions
                                of earnings.  Withdrawals of earnings are taxed as
                                ordinary income and, if taken prior to age 59 1/2, may
                                be subject to an additional 10% federal tax penalty. A
                                withdrawal charge may also apply.
---------------------------------------------------------------------------------------




                                 6  PROSPECTUS

HOW THE CONTRACTS WORK
--------------------------------------------------------------------------------

Each Contract basically works in two ways.

First, each Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in your Contract's investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Funds.

Second, each Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page 25. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Funds. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can receive    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment


Other income payment options are also available. See "INCOME PAYMENTS."

As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contracts." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-390-1277 if you have any question about how the Contracts work.


                                 7  PROSPECTUS

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Fund expenses, please refer to the accompanying prospectus for the Funds.


CONTRACT OWNER TRANSACTION EXPENSES
SALES CHARGE IMPOSED ON PURCHASES (AS A PERCENTAGE OF PURCHASE PAYMENTS)

CONTRACT:

                                                                                                CHARGE PERCENTAGE:
-----------------------------------------------------------------------------------------------------------------
PUTNAM ALLSTATE
ADVISOR                                                                                                 None
-----------------------------------------------------------------------------------------------------------------
PUTNAM ALLSTATE
ADVISOR APEX:                      Purchase Payment Amount
-----------------------------------------------------------------------------------------------------------------
                                   Less than $50,000                                                    5.75%
-----------------------------------------------------------------------------------------------------------------
                                   At lease $50,000 but less than $100,000                              4.50%
-----------------------------------------------------------------------------------------------------------------
                                   At lease $100,000 but less than $250,000                             3.50%
-----------------------------------------------------------------------------------------------------------------
                                   At leaset $250,000 but less than $500,000                            2.50%
-----------------------------------------------------------------------------------------------------------------
                                   At least $500,000 but less than $1,000,000                           2.00%
-----------------------------------------------------------------------------------------------------------------
                                   At least $1,000,000                                                  0.50%
-----------------------------------------------------------------------------------------------------------------




Withdrawal Charge
(AS A PERCENTAGE OF PURCHASE PAYMENTS WITHDRAWN)*

                                NUMBER OF COMPLETE YEARS SINCE WE RECEIVED THE PURCHASE PAYMENT
                                        BEING WITHDRAWN/APPLICABLE CHARGE:
CONTRACT:
PUTNAM ALLSTATE
ADVISOR                             0       1       2       3       4       5     6     7+
                                   7%      7%      6%      5%      4%      3%    2%    0%
------------------------------------------------------------------------------------------------
PUTNAM ALLSTATE
ADVISOR APEX                        0       1+
                                  0.50%**   0%




CONTRACT:
-------------------------------------------------------------------------------
PUTNAM ALLSTATE ADVISOR                                                 $30***
-------------------------------------------------------------------------------
PUTNAM ALLSTATE ADVISOR APEX                                             None
-------------------------------------------------------------------------------


* Under PUTNAM ALLSTATE ADVISOR CONTRACTS, each Contract Year, you may withdraw up to the FREE WITHDRAWAL AMOUNT offered under your Contract without incurring a withdrawal charge. See "Withdrawal Charge," for more information.

** Currently assessed on Contracts that have total purchase payments of at least $1,000,000.

***  Waived in certain cases. See "Expenses."



TRANSFER FEE                            0.50% of the amount transferred***
-----------------------------------------------------------------------------



**** Applies solely to the 13th and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic fund rebalancing.





                                 8  PROSPECTUS

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net asset value deducted from each Variable Sub-Account)


PUTNAM ALLSTATE ADVISOR:

                                                                             With the Earnings
                                                                          Protection Death Benefit
                                  With the Enhanced   With the Earnings   Option and the Enhanced
                         Basic       Beneficiary       Protection Death    Beneficiary Protection
                        Contract  Protection Option     Benefit Option             Option
--------------------------------------------------------------------------------------------------
Mortality and Expense    1.25%          1.40%               1.60%*                 1.75%*
Risk Charge
--------------------------------------------------------------------------------------------------
Total Variable Account   1.25%          1.40%               1.60%                  1.75%
Annual Expense
--------------------------------------------------------------------------------------------------


PUTNAM ALLSTATE ADVISOR APEX:

                                                                                  With the Earnings
                                                                               Protection Death Benefit
                                       With the Enhanced   With the Earnings   Option and the Enhanced
                              Basic       Beneficiary       Protection Death    Beneficiary Protection
                             Contract  Protection Option     Benefit Option             Option
-------------------------------------------------------------------------------------------------------
Mortality and Expense Risk    0.80%          0.95%               1.15%*                 1.30%*
Charge
-------------------------------------------------------------------------------------------------------
Total Variable Account        0.80%          0.95%               1.15%                  1.30%
Annual Expense
-------------------------------------------------------------------------------------------------------


* The mortality and expense risk charge shown for the Earnings Protection Death Benefit Option reflects a charge of 0.35% for the Option, assuming the age of the oldest Contract Owner and Annuitant is over 65, and both are 75 or younger on the Rider Application Date. If the age of the oldest Contract Owner and Annuitant is 65 or younger on the Rider Application Date, the charge for the Option is 0.20% and the mortality and expense risk charge shown for Contracts with this Option would be lower by 0.15%.

RETIREMENT INCOME GUARANTEE RIDER EXPENSES*

If you selected a Retirement Income Guarantee Rider, you will pay an additional fee at the annual rate of 0.05% or 0.30% (depending on the Option you selected) of the Income Base in effect on a Contract Anniversary. See "Retirement Income Guarantee Riders" for details.



*We discontinued offering the Retirement Income Guarantee Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.


                                 9  PROSPECTUS

FUND ANNUAL EXPENSES
The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. Putnam Investment Management, LLC may have agreed to waive its fees for certain Funds and/or reimburse Fund expenses in order to keep the Funds' expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Fund's fees and expenses appears in the prospectus for the Funds.


----------------------------------------------------------------------------------
                                 Minimum                       Maximum
----------------------------------------------------------------------------------
Total Annual Fund
Operating
Expenses/(1)/
(expenses that are
deducted from Fund
assets, which may
include management
fees, distribution
and/or services
(12b-1) fees, and                   0.74%                         2.21%
other expenses)
----------------------------------------------------------------------------------


(1) Expenses are shown as a percentage of Fund average daily net assets (before any waiver or reimbursement) as of December 31, 2003.




EXAMPLE 1
This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Fund fees and expenses. The Example shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time periods indicated,

.. earned a 5% annual return on your investment,

.. surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period (no withdrawal charge is included in the calculations for the Putnam Allstate Advisor Apex Contracts because no withdrawal charge applies after one year),

.. elected the Enhanced Beneficiary Protection Option,

.. elected the Earnings Protection Death Benefit Option (assuming age of oldest
  Contract Owner and Annuitant is over age 65, and both are age 75 or younger on the Rider Application Date), and

.. elected Retirement Income Guarantee Rider 2 (assuming Income Base B).

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

The first line of the example assumes that the maximum fees and expenses of any of the Funds are charged. The second line of the example assumes that the minimum fees and expenses of any of the Funds are charged. Your actual expenses may be higher or lower than those shown below.

                                                    Putnam  Allstate  Advisor      Putnam   Allstate  Advisor      Apex
--------------------------------------------------------------------------------------------------------------------------
                                                1 Year  3 Years  5 Years   10 Years  1 Year   3 Years   5 Years    10 Years
--------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual Fund Expenses     $1,062  $1,836   $2,621    $4,807     $945    $1,702    $2,480     $4,523
--------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual Fund Expenses     $912    $1,394   $1,902    $3,467     $804    $1,281    $1,786     $3,184
--------------------------------------------------------------------------------------------------------------------------





                                 10  PROSPECTUS

EXAMPLE 2
This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

                            Putnam  Allstate  Advisor          Putnam  Allstate  Advisor Apex
------------------------------------------------------------------------------------------------------
                        1 Year  3 Years  5 Years   10 Years     1 Year   3 Years   5 Years    10 Years
------------------------------------------------------------------------------------------------------
Costs Based on
Maximum Annual Fund
Expenses                $467    $1,411  $2,366     $4,807       $945     $1,702    $2,480      $4,523
------------------------------------------------------------------------------------------------------
Costs Based on
Minimum Annual Fund
Expenses                $317    $969    $1,647     $3,467       $804     $1,281    $1,786      $3,184
-----------------------------------------------------------------------------------------------------




PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES REFLECT THE FREE WITHDRAWAL AMOUNTS, IF APPLICABLE, AND THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $30 EACH YEAR FOR PUTNAM ALLSTATE ADVISOR CONTRACTS.THE EXAMPLES DO NOT ASSUME THAT ANY FUND EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME YOU HAVE SELECTED THE ENHANCED BENEFICIARY PROTECTION OPTION, THE EARNINGS PROTECTION DEATH BENEFIT OPTION (ASSUMING OLDEST CONTRACT OWNER OR ANNUITANT IS OVER AGE 65, AND BOTH ARE AGE 75 OR YOUNGER ON THE RIDER APPLICATION DATE), AND THE RETIREMENT INCOME GUARANTEE RIDER 2 AND THAT INCOME BASE B IS APPLIED. IF ANY OR ALL OF THESE FEATURES WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. THE FIGURES FOR THE PUTNAM ALLSTATE ADVISOR APEX CONTRACT ASSUME A 5.75% SALES CHARGE.




                                 11  PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Accumulation Unit Values for the Contracts appear in Appendix B and in the Statement of Additional Information. Prior to May 1, 2004, the Contracts were issued through Allstate Life Insurance Company Separate Account A. Effective May 1, 2004, Allstate Life Insurance Company Separate Account A combined with and into the Variable Account. As a result of the merger, the Contracts are now issued through the Variable Account. For more information, see the Statement of Additional Information, which contains the financial statements of Allstate Life Insurance Company Separate Account A and the Variable Account that show the effect of the merger of Allstate Life Insurance Company Separate Account A into the Variable Account.


THE CONTRACTS
--------------------------------------------------------------------------------


CONTRACT OWNER
Each Contract is an agreement between you, the Contract Owner, and Allstate Life, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner or the Annuitant dies, and

.. any other rights that the Contract provides, including restricting income payments to Beneficiaries.

If you die, any surviving joint Contract Owner or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-living person and a living person. If the Contract Owner is a grantor trust, the Contract Owner will be considered a non-living person for purposes of the "Death of Owner" and "Death of Annuitant" provisions of your Contract. The maximum age of any Contract Owner cannot exceed 90 as of the date we receive the completed application. If you select the Enhanced Beneficiary Protection Option or Earnings Protection Death Benefit Option, the maximum age of any Contract Owner on the date we receive the completed application or request to add the Option, whichever is later ("Rider Application Date") is currently 75.

The Contract can also be purchased as part of a qualified plan. A qualified plan is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "QUALIFIED CONTRACT" to refer to a Contract issued with a qualified plan.

Except for certain retirement plans, you may change the Contract Owner at any time. Once we have received a satisfactory written request for a change of Contract Owner, the change will take effect as of the date you signed it. We are not liable for any payment we make or other action we take before receiving any written request for a change from you.

Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.


ANNUITANT
The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You may name a new Annuitant only upon the death of the current Annuitant and before the Payout Start Date. If the new Annuitant dies prior to the Payout Start Date, and the Contract Owner does not name a new Annuitant, the new Annuitant will be the youngest Contract Owner, otherwise, the youngest Beneficiary. You may designate a joint Annuitant, who is a second person on whose life income payments depend, at the time you select an Income Plan. The maximum age of any Annuitant cannot exceed 90 as of the date we receive the completed application. If you select the Enhanced Beneficiary Protection Option or Earnings Protection Death Benefit Option, the maximum age of any Annuitant on the Rider Application Date is 75.


                                 12  PROSPECTUS

If you select an Income Plan that depends on the Annuitant or a joint Annuitant's life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.


BENEFICIARY
You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner subject to the Death of Owner provisions in your Contract if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract Owner dies after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue.

A contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we accept your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries by providing us with a written request. Once we accept the written request, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made by us or any other action we take before we accept the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving primary or contingent Beneficiaries when the death benefit becomes payable, the new Beneficiary will be:

.. your spouse or, if he or she is no longer alive,

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation or other type of non-living person, all Beneficiaries will be considered to be non-living persons.

Unless you have provided directions to the contrary, the Beneficiaries will take equal shares. If there is more than one Beneficiary in a class (e.g., more than one primary Beneficiary) and one of the Beneficiaries predeceases the Contract Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary's share in proportion to the original share of the remaining Beneficiaries.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

If there is more than one Beneficiary taking shares of the death benefit, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death benefit. Each Beneficiary will exercise all rights related to his or her share of the death benefit, including the sole right to select a payout option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the payout option chosen by the original Beneficiary.


MODIFICATION OF THE CONTRACT
Only an Allstate Life officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No Contract Owner has a right to assign any interest in a Contract as collateral or security for a loan. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


                                 13  PROSPECTUS

PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
The minimum initial purchase payment for each Contract is as follows:

.. $10,000 for PUTNAM ALLSTATE ADVISOR CONTRACTS

.. $1,000 for PUTNAM ALLSTATE ADVISOR APEX CONTRACTS

The minimum initial purchase payment for Qualified Contracts is $500. All subsequent purchase payments under a Contract must be $500 or more ($50 for automatic payments). You may make purchase payments at any time prior to the Payout Start Date; however, additional payments may be limited in some states. Please consult with your representative for details. The most we accept without our prior approval is $1,000,000. We reserve the right to accept a lesser initial purchase payment amount. We reserve the right to limit the availability of the investment alternatives for additional investments. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of $50 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information. The Automatic Additions Program is not available for making purchase payments into the 6 or 12 Month Dollar Cost Averaging Options.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, each purchase payment allocated to an investment alternative will be reduced by the applicable sales charge. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling 1-800-390-1277.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time (3:00 p.m. Central Time). If we receive your purchase payment after 3:00 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL
You may cancel your Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or such longer period that your state may require. You may return it by delivering it or mailing it to us. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges, that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Code
Section 408(b), we will refund the greater of any purchase payment or the Contract Value.




                                 14  PROSPECTUS

CONTRACT VALUE
--------------------------------------------------------------------------------

On the Issue Date, the Contract Value is equal to:

.. your initial purchase payment for PUTNAM ALLSTATE ADVISOR CONTRACTS

.. your initial purchase payment less applicable sales charge for PUTNAM ALLSTATE
  ADVISOR APEX CONTRACTS

Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus your value in the Fixed Account Option(s) offered by your Contract.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. FOR PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, PLEASE REMEMBER THAT A SALES CHARGE WILL REDUCE THE AMOUNT OF THE PURCHASE PAYMENT ALLOCATED. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account for each Contract will rise or fall to reflect:

.. changes in the share price of the Fund in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine withdrawal charges, Retirement Income Guarantee charges (if applicable), transfer fees, and contract maintenance charges (if applicable) separately for each Contract. They do not affect the Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Values, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account for each Contract on each Valuation Date. We also determine separate sets of Accumulation Unit Values for each Contract that reflect the cost of the Enhanced Beneficiary Protection Option, the Earnings Protection Death Benefit Option, and the Enhanced Beneficiary Protection Option together with the Earnings Protection Death Benefit Option.

YOU SHOULD REFER TO THE PROSPECTUS FOR THE FUNDS THAT ACCOMPANIES THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH FUND ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.


                                 15  PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 28 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Fund. Each Fund has its own investment objective(s) and policies. We briefly describe the Funds below.

For more complete information about each Fund, including expenses and risks associated with the Fund, please refer to the accompanying prospectus for the Funds. You should carefully review the Funds' prospectus before allocating amounts to the Variable Sub-Accounts. Putnam Investment Management, LLC ("Putnam Management") serves as the investment adviser to each Fund.


FUND:                        EACH FUND:
Putnam VT American           Seeks high current income with preservation of
 Government Income Fund -     capital as its secondary objective.
 Class IB
-------------------------------------------------------------------------------
Putnam VT Capital            Seeks capital appreciation.
 Appreciation Fund - Class
 IB
-------------------------------------------------------------------------------
Putnam VT Capital            Seeks long-term growth of capital.
 Opportunities Fund - Class
 IB
-------------------------------------------------------------------------------
Putnam VT Discovery Growth   Seeks long-term growth of capital.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Diversified        Seeks as high a level of current income as Putnam
 Income Fund - Class IB       Management believes is consistent with
                              preservation of capital.
-------------------------------------------------------------------------------
Putnam VT Equity Income      Seeks current income. Capital growth is a
 Fund - Class IB              secondary objective when consistent with seeking
                              current income.
-------------------------------------------------------------------------------
Putnam VT The George Putnam  Seeks to provide a balanced investment composed of
 Fund of Boston - Class IB    a well diversified portfolio of value stocks and
                              bonds, which produce both capital growth and
                              current income.
-------------------------------------------------------------------------------
Putnam VT Global Asset       Seeks a high level of long-term total return
 Allocation Fund - Class IB   consistent with preservation of capital.
-------------------------------------------------------------------------------
Putnam VT Global Equity      Seeks capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Growth and Income  Seeks capital growth and current income.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Growth             Seeks capital appreciation.
 Opportunities Fund - Class
 IB
-------------------------------------------------------------------------------
Putnam VT Health Sciences    Seeks capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT High Yield Fund -  Seeks high current income. Capital growth is a
 Class IB                     secondary goal when consistent with achieving
                              high current income.
-------------------------------------------------------------------------------
Putnam VT Income Fund -      Seeks high current income consistent with what
 Class IB                     Putnam Management believes to be prudent risk.
-------------------------------------------------------------------------------
Putnam VT International      Seeks capital appreciation.
 Equity Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT International      Seeks capital growth. Current income is a
 Growth and Income Fund -     secondary objective.
 Class IB
-------------------------------------------------------------------------------
Putnam VT International New  Seeks long-term capital appreciation.
 Opportunities Fund - Class
 IB
-------------------------------------------------------------------------------
Putnam VT Investors Fund -   Seeks long-term growth of capital and any
 Class IB                     increased income that results from this growth.
-------------------------------------------------------------------------------
Putnam VT Mid Cap Value      Seeks capital appreciation and, as a secondary
 Fund - Class IB              objective, current income.
-------------------------------------------------------------------------------
Putnam VT Money Market Fund  Seeks as high a rate of current income as Putnam
 - Classs IB                  Management believes is consistent with
                              preservation of capital and maintenance of
                              liquidity.
-------------------------------------------------------------------------------
Putnam VT New Opportunities  Seeks long-term capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT New Value Fund -   Seeks long-term capital appreciation.
 Class IB
-------------------------------------------------------------------------------
Putnam VT OTC & Emerging     Seeks capital appreciation.
 Growth Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Research Fund -    Seeks capital appreciation.
 Class IB

                                 16 PROSPECTUS

-------------------------------------------------------------------------------
Putnam VT Small Cap Value    Seeks capital appreciation.
 Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Utilities Growth   Seeks capital growth and current income.
 and Income Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Vista Fund -       Seeks capital appreciation.
 Class IB
-------------------------------------------------------------------------------
Putnam VT Voyager Fund -     Seeks capital appreciation.
 Class IB
-------------------------------------------------------------------------------

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE FUNDS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE FUNDS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE FUNDS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.


INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 DOLLAR COST AVERAGING OPTIONS and the option to invest in one or more Guarantee Periods included in the STANDARD FIXED ACCOUNT OPTION. We may offer additional Fixed Account Options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Fixed Account Options. The Fixed Account Options may not be available in all states. In addition, COSHORT may limit the availability of the Standard Fixed Account Option. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
The Dollar Cost Averaging Fixed Account Options are two of the investment alternatives that you can use to establish a Dollar Cost Averaging Program, as described on page 19. These options allow you to allocate purchase payments to the Fixed Account either for up to 6 months (the "6 MONTH DOLLAR COST AVERAGING OPTION") or for up to 12 months (the "12 MONTH DOLLAR COST AVERAGING OPTION"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Standard Fixed Account Option described below. FOR PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, PLEASE REMEMBER THAT THE APPLICABLE SALES CHARGE WILL REDUCE THE AMOUNT OF YOUR PURCHASE PAYMENT ALLOCATED.

You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to other investment alternatives in equal installments. For each purchase payment, the first transfer from the 6 or 12 Month Dollar Cost Averaging Option will be made the next business day after we receive the purchase payment. If we do not receive an allocation instruction from you when we receive the purchase payment, the purchase payment plus associated interest will be transferred to the Putnam VT Money Market Variable Sub-Account in equal monthly installments within the selected transfer period until we have received a different allocation instruction. At the end of the applicable 6 or 12 month period, we will transfer any remaining amounts in the 6 or 12 Month Dollar Cost Averaging Options to the Putnam VT Money Market Variable Sub-Account unless you request a different investment alternative. Transfers out of the 6 or 12 Month Dollar Cost Averaging Options do not count towards the 12 transfers you can make without paying a transfer fee. You may not transfer money from other investment alternatives to either the 6 or 12 Month Dollar Cost Averaging Options. You may not use the Automatic Additions Program to make purchase payments into the 6 or 12 Month Dollar Cost Averaging Fixed Account Options.


                                 17 PROSPECTUS

The 6 or 12 Month Dollar Cost Averaging Options may not be available in your state. Please check with your representative for availability.


STANDARD FIXED ACCOUNT OPTION
Each purchase payment or transfer allocated to a GUARANTEE PERIOD included in the Standard Fixed Account Option earns interest at a specified rate that we guarantee for a period of years. FOR PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, PLEASE REMEMBER THAT THE APPLICABLE SALES CHARGE WILL REDUCE THE AMOUNT OF YOUR PURCHASE PAYMENT ALLOCATED.

We are currently offering a Guarantee Period of 1 year in length for Putnam Allstate Advisor Apex Contracts, and Guarantee Periods of 1, 5 and 7 years in length for Putnam Allstate Advisor Contracts. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods. You select a Guarantee Period for each purchase or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s). If we no longer offer that period length, then we will allocate the purchase payment or transfer to a new Guarantee Period with the next shortest term currently offered. If you have not made a prior allocation to a Guarantee Period, then we will allocate the purchase payment or transfer to a new Guarantee Period of the shortest term we are offering at that time. After the end of each Guarantee Period, we will guarantee a 1-year renewal rate. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period or the renewal date.


INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. We do not permit transfers into any Dollar Cost Averaging Fixed Account Option. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make 12 transfers per Contract Year without charge. A transfer fee equal to 0.50% of the amount transferred applies to each transfer after the 12th transfer in any Contract Year.

The minimum amount that you may transfer from the Standard Fixed Account Option or a Variable Sub-Account is $100 or the total remaining balance in the Standard Fixed Account Option or the Variable Sub-Account, if less. These limitations do not apply to the 6-month or 12-month Dollar Cost Averaging Fixed Account Options.

The most you can transfer from the Standard Fixed Account Option during any Contract Year is the greater of (i) 30% of the Standard Fixed Account Option balance as of the last Contract Anniversary or (ii) the greatest dollar amount of any prior transfer from the Standard Fixed Account Option. This limitation does not apply to the Dollar Cost Averaging Program. Also, if the interest rate on any renewed Guarantee Period is at least one percentage point less than the previous interest rate for that Guarantee Period, you may transfer up to 100% of the monies receiving that reduced rate within 60 days of the notification of the interest rate decrease.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers from any Fixed Account Option for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. You may make transfers from the variable income payments to the fixed income payments to increase the proportion of your income payments consisting of fixed income payments.


TELEPHONE OR ELECTRONIC TRANSFERS
You may make transfers by telephone by calling 1-800-390-1277. The cut off time for telephone transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

                                 18 PROSPECTUS

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons


                                 18  PROSPECTUS
purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If we identify a pattern of market-timing or excessive trading activity, we will make further inquiry and may, depending on the circumstances, impose trading limitations as described below under "Trading Limitations" consistent with applicable law and the Contract. We will apply these limitations on a uniform basis to all Contract Owners we determine have engaged in market timing or excessive trading. Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable. Therefore, we cannot guarantee that we can prevent such trading activity in all cases or before it occurs.


TRADING LIMITATIONS
We reserve the right to limit transfers among the investment alternatives in any Contract Year, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading or market timing ("Prohibited Trading Practices"), by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Fund or otherwise would be to the disadvantage of other Contract Owners; or

.. we are informed by one or more of the Funds that they intend to restrict the purchase, exchange, or redemption of Fund shares because of Prohibited Trading Practices or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Fund shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


DOLLAR COST AVERAGING PROGRAM
You may automatically transfer a set amount from any Variable Sub-Account or from any Fixed Account Option available under your Contract to any of the other Variable Sub-Accounts through our Dollar Cost Averaging Program. The Program is available only during the Accumulation Phase. Also see Dollar Cost Averaging Fixed Account Options on page 17.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market.


AUTOMATIC FUND REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our AUTOMATIC FUND REBALANCING PROGRAM, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:


                                 19  PROSPECTUS

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Putnam VT Income Variable Sub-Account and 60% to be in the Putnam VT Global Equity Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Putnam VT Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings in a Contract or Contracts rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Putnam VT Income Variable Sub-Account for the appropriate Contract(s) and use the money to buy more units in the Putnam VT Global Equity Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The transfers made under the Automatic Fund Rebalancing Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. We may sometimes refer to this Program as the "Putnam Automatic Rebalancing Program."

Fund rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


                                 20  PROSPECTUS

EXPENSES
--------------------------------------------------------------------------------

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
(PUTNAM ALLSTATE ADVISOR CONTRACTS ONLY)
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $30 contract maintenance charge from your assets invested in the Putnam Money Market Variable Sub-Account. If there are insufficient assets in that Variable Sub-Account, we will deduct the charge proportionally from the other Variable Sub-Accounts. We also will deduct this charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract Owners and regulatory agencies. We cannot increase the charge. We will waive this charge if:

.. your total Contract Value is $50,000 or more on a Contract Anniversary or on the Payout Start Date, or

.. all of your money is allocated to the Fixed Account Options on a Contract
  Anniversary or all income payments are fixed income payments.

We also reserve the right to waive this charge if you own more than one Contract and the Contracts meet certain minimum dollar amount requirements. In addition, we reserve the right to waive this charge for all Contracts.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. The annual rate of the charge is:

.. 1.25% for PUTNAM ALLSTATE ADVISOR CONTRACTS

.. 0.80% for PUTNAM ALLSTATE ADVISOR APEX CONTRACTS

The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then Allstate Life will bear the loss. If you select the Enhanced Beneficiary Protection Option, the mortality and expense risk charge will include an additional 0.15% for the Option. If you select the Earnings Protection Death Benefit Option, the mortality and expense risk charge will include an additional 0.20% for the Option if, on the Rider Application Date, both the oldest Owner and Annuitant are age 65 or younger, and an additional 0.35% for the Option if, on the Rider Application Date, either the oldest Owner or Annuitant is over age 65 and both are 75 or younger. We charge the additional fees for the Enhanced Beneficiary Protection Option and the Earnings Protection Death Benefit Option to compensate us for the additional risk that we accept by providing the Options.

Allstate Life reserves the right to raise the Enhanced Beneficiary Protection Option charge to up to 0.25%. Allstate Life reserves the right to raise the charge for the Earnings Protection Death Benefit Option up to 0.30% if, on the Rider Application Date, the oldest Contract Owner and Annuitant are age 65 or younger and to up to 0.50% if, on the Rider Application Date, either the oldest Contract Owner or Annuitant is over age 65 and both are 75 or younger. However, once the Enhanced Beneficiary Protection Option or the Earnings Protection Death Benefit Option is in effect, Allstate Life cannot change the fee that applies to your Contract for such Option, except upon a spousal continuation of the Contract, as described under "Death Benefit Payments."

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both during the Accumulation Phase and the Payout Phase.


RETIREMENT INCOME GUARANTEE RIDER CHARGE
We impose a separate charge for each Retirement Income Guarantee Rider. The charges equal, on an annual basis, 0.05% of the income base for Retirement Income Guarantee Rider 1 and 0.30% of the income base for Retirement Income Guarantee Rider 2. See "Retirement Income Guarantee Riders" for details.


TRANSFER FEE
We impose a fee upon transfers in excess of 12 during any Contract Year. The fee is equal to 0.50% of the dollar amount transferred. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program.


SALES CHARGE
(PUTNAM ALLSTATE ADVISOR APEX CONTRACTS ONLY)
We may assess a sales charge on all purchase payments ranging from 0.50% to 5.75% of the amount of the purchase payment. The sales charge percentage will vary based upon the amount of the purchase payment(s) received. A schedule showing how the sales charge is assessed appears on page 8.

We use the amounts obtained from the sales charge to pay sales commissions and other promotional or


                                 21  PROSPECTUS
distribution expenses associated with marketing the Contracts. To the extent that the sales charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including any profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

REDUCTION OF SALES CHARGE. You may also be entitled to a reduced sales charge if you (1) sign a letter of intent and invest a combined purchase payment amount of $50,000 or more within a 13-month period; and/or (2) have related contracts with us that qualify for rights of accumulation privileges. See "Rights of Accumulation" below. In addition, no sales charge will apply to purchase payments made under Contracts issued to employees of Allstate Life, certain other eligible organizations, and to certain customers of participating financial services corporations in conjunction with a new or existing asset based brokerage account program such as a "wrap fee" or "fee based" program in states where approved.

LETTER OF INTENT. A letter of intent allows you to set your own investment goal of $50,000 or more over a 13-month period. We base the sales charge on the purchase payments you make during the 13-month period on your investment goal. In essence, we reduce your sales charge on purchase payments made during the 13-month period as though you invested the total amount of purchase payments (your investment goal) in one lump sum.

Example:

Assume as part of your Contract application you sign a letter of intent indicating an investment goal of $50,000 over a 13-month period. The sales charge corresponding to your investment goal is 4.50%. You make an initial purchase payment of $20,000. We deduct a reduced sales charge of 4.50% from your initial purchase payment. Two months later you make a subsequent purchase payment of $30,000. We again deduct a reduced sales charge of 4.50% from your purchase payment. Without a letter of intent the sales charge for each purchase payment would have been 5.75%.

You may elect to participate in the letter of intent program at any time. However, we do not retroactively reduce sales charges on purchase payments made before we receive your letter of intent. If you choose to participate in this program at the time you apply for the Contract, you must complete the letter of intent section on the application. If you elect to participate in the program after your Contract is issued, you must complete the appropriate form. The letter of intent form is available by calling our Annuity Service Center at 1-800-390-1277.

You are not obligated to reach your investment goal. If you do not achieve your investment goal by the end of the 13-month period or upon a full surrender prior to the end of the 13-month period, we will deduct from your Contract the difference between (1) the sales charge applicable to the actual amount of purchase payments you made during the period and (2) the sales charge you actually paid. These charges will be deducted from your Contract proportionately from each investment alternative at the end of the 13-month period.

If you exceed your investment goal and reach the next breakpoint, the sales charge deducted on the next payment is based on the next breakpoint level. However, we do not retroactively reduce sales charges on previous purchase payments.

At any time during the 13-month period, you may increase your investment goal. You must inform us in writing. We include purchase payments received during the 90 days prior to your notice in determining the sales charge on purchase payments made from the date of notice through the end of the original 13-month period.

We reserve the right to modify, suspend or terminate this program at any time. This program may not be available in all states.

RIGHTS OF ACCUMULATION. You may qualify for a reduced sales charge through rights of accumulation. Rights of accumulation involves combining your current purchase payment with the current Contract Value of your PUTNAM ALLSTATE ADVISOR APEX CONTRACT and/or the current Contract Values of any other Putnam Allstate

Life variable annuities or the value of any Putnam assets that you, your spouse or any other immediate family member own and that are approved by Allstate Life for this program. If through accumulation you reach the next breakpoint level, we reduce your sales charge accordingly. The other contracts and Putnam assets must be identified by you or your sales representative at the time you make your initial and any subsequent purchase payment, and must be recognized by Allstate Life.

There may be other requirements for qualification. For information on which contracts or Putnam assets qualify for rights of accumulation privileges, please contact your sales representative.

The sales charge for purchase payments will be based on the breakpoint corresponding to the sum of (1) your new purchase payment; and (2) your current Contract Value; and (3) the current value(s) of your other eligible contract(s) and Putnam assets.

Example:

Assume your Contract has a current Contract Value of $20,000. You have a second Contract with us that qualifies for rights of accumulation that has a current Contract Value of $25,000. You have no other eligible contracts or Putnam assets. You make a $5,000 purchase payment to your current Contract and inform us of the other eligible Contract. To determine the sales charge applicable to your purchase payment we first calculate the sum of (1) your current Contract Value ($20,000); (2) the current Contract Value of your other eligible Contract ($25,000); and (3) your current purchase payment


                                 22  PROSPECTUS

($5,000). The sum of these values is $50,000. We deduct the sales charge corresponding to a $50,000 purchase payment, or 4.50%, from your $5,000 purchase payment.

We reserve the right to modify, suspend or terminate this program at any time. This program may not be available in all states.


WITHDRAWAL CHARGE
We may assess a withdrawal charge from the purchase payment(s) you withdraw. The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the charge applicable for each Contract appears on page 8. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. The Contracts differ in the following respects:

PUTNAM ALLSTATE ADVISOR CONTRACTS

Under PUTNAM ALLSTATE ADVISOR CONTRACTS, you can withdraw up to the Free Withdrawal Amount each Contract Year without paying the withdrawal charge. The FREE WITHDRAWAL AMOUNT is the greater of earnings not previously withdrawn, or 15% of your total purchase payments. Unused portions of this 15% "Free Withdrawal Amount" are not carried forward to future Contract Years.

PUTNAM ALLSTATE ADVISOR APEX CONTRACTS

The withdrawal charge for PUTNAM ALLSTATE ADVISOR APEX CONTRACTS currently applies only to Contracts that have total purchase payments of at least $1,000,000. There is no Free Withdrawal Amount under PUTNAM ALLSTATE ADVISOR APEX CONTRACTS.

ALL CONTRACTS

We will deduct withdrawal charges, if applicable, from the amount paid. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. We will not deduct a withdrawal charge when you have withdrawn all purchase payments. However, for federal income tax purposes, earnings are considered to come out first, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

.. on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

.. the death of the Contract Owner or Annuitant (unless the Settlement Value is used);

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract;
  or

.. withdrawals that qualify for one of the waivers described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

THE FOLLOWING WAIVERS ARE AVAILABLE FOR PUTNAM ALLSTATE ADVISOR CONTRACTS ONLY.

CONFINEMENT WAIVER. We will waive the withdrawal charge on any withdrawal taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

1. you or the Annuitant, if the Contract Owner is not a living individual, are first confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date,

2. we receive your request for withdrawal and written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital, and

3. a physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge on any withdrawal under your Contract taken prior to the Payout Start Date if:

1. you or the Annuitant, if the Contract Owner is not a living individual, are diagnosed by a physician as having a terminal illness (as defined in the Contract) at least 30 days after the Issue Date, and

2. you provide adequate proof of diagnosis to us before or at the time you request the withdrawal.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge on one partial or full withdrawal from your Contract prior to the Payout Start Date, if you meet the following requirements:

1. you or the Annuitant, if the Contract Owner is not a living individual, become unemployed at least one year after the Issue Date,


                                 23  PROSPECTUS

2. you or the Annuitant receive unemployment compensation (as defined in the Contract) for at least 30 days as a result of that unemployment, and

3. you or the Annuitant claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

You may exercise this benefit once before the Payout Start Date.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

THESE WAIVERS ARE NOT AVAILABLE FOR PUTNAM ALLSTATE ADVISOR APEX CONTRACTS.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay our withdrawal charge because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. We may some time in the future discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract Value in the investment alternative bears to the total Contract Value.


OTHER EXPENSES
Each Fund deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Fund whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectus for the Funds. For a summary of maximum and minimum Fund annual expenses, see page 10. Allstate Life or the principal underwriter of the Contracts, Allstate Distributors, L.L. C. ("Allstate Distributors"), may receive compensation from the Funds' investment adviser, distributor, or their affiliates for administrative, distribution (12b-1), or other services Allstate Distributors or we provide to the Funds.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 25.

The amount payable upon withdrawal is the Contract Value next computed after we receive the request for a withdrawal at our home office, less any applicable withdrawal charges, income tax withholding, any applicable contract maintenance charge, any applicable Retirement Income Guarantee Rider fee, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances. You can withdraw money from the Variable Account or the Fixed Account Option(s) available under your Contract. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. If you request a total withdrawal, we may require that you return your Contract to us. Your Contracts will terminate if you withdraw all of your Contract Value.
 We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value less withdrawal and other charges and taxes.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

2. An emergency exists as defined by the SEC, or

3. The SEC permits delay for your protection.


                                 24  PROSPECTUS

In addition, we may delay payments or transfers from the Fixed Account Option(s) available under your Contract for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-800-390-1277 for more information. Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Option(s) available under your Contract, systematic withdrawals may reduce or even exhaust the Contract Value. Please consult your tax adviser before taking any withdrawal.


MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce the Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.


INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that we apply your Contract Value to an Income Plan. The Payout Start Date must be at least 30 days after the Issue Date. The anticipated Payout Start Date is the later of:

.. the Annuitant's 99th birthday, or

.. the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of payments made on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. Income payments to Beneficiaries may be subject to restrictions established by the Contract Owner. After the Payout Start Date, and except as described below, you may not make withdrawals or change your choice of Income Plan.

Currently nine Income Plans are available. Income Plans provide:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2 may be subject to an additional 10% federal tax penalty.

The nine Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the oldest Annuitant is age 90 or older on the Payout Start Date, then periodic payments will be made for at least 5 years. If the Annuitant dies before we have made all of the selected number of guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. In general, more guaranteed payments means that each payment will be smaller than it would have been with a shorter guarantee payment period. This payment plan does not permit withdrawals.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the plan was selected, is alive. If the oldest Annuitant is age 90 or older on the Payout Start Date, then periodic payments will be made for at least 5 years. If both the Annuitant and joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. You may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, then remaining payments will remain at 100%. If you elect a reduced survivor payment plan, the amount of each income payment initially will be higher, but a reduction will take effect at the later of 1) the death of an Annuitant; or 2) at the end of the guaranteed payment period. This payment plan does not permit withdrawals.

INCOME PLAN 3 - GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-Accounts supporting this Plan even though we may not bear any mortality risk. Income payments under Income


                                 25  PROSPECTUS

Plan 3 are subject to the rules set forth in the Guaranteed Payment Plan section below.

INCOME PLAN 4 - COMBINATION LIFE INCOME AND GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments under two separate coverages: a life annuity and a guaranteed payment annuity. A life annuity (one that does not contain any guaranteed payment period) provides income payments over the Annuitant's life. A guaranteed payment annuity provides income payments over a specified period. The guaranteed payment annuity portion of Income Plan 4 is subject to the rules set forth in the Guaranteed Payment Plan section below.

INCOME PLAN 5 - COMBINATION JOINT AND SURVIVOR LIFE INCOME AND GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments under two separate coverages: a joint life and survivor annuity and a guaranteed payment annuity. A joint life and survivor annuity (one that does not contain any guaranteed payment period) provides income payments for at least as long as either the Annuitant or joint Annuitant is alive. A guaranteed payment annuity provides income payments over a specified period, and is subject to the rules set forth in the Guaranteed Payment Plan section below. On the life coverage, you may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the payments initially will be larger, but a reduction will take effect at the death of an Annuitant.

INCOME PLAN 6 - LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the death of the Annuitant. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 7 - JOINT LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the deaths of both the Annuitant and joint Annuitant. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 8 - LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the death of the Annuitant, or
(2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 9 - JOINT LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the deaths of both the Annuitant and joint Annuitant, or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

If you choose an Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is alive before we make each payment. Please note that under Income Plans 1 and 2, and the life annuity and joint life and survivor annuity portion of Income Plans 4 and 5, respectively, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only one income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only two income payments if they die before the third income payment, and so on.

GUARANTEED PAYMENT PLANS. For Income Plan 3 and the guaranteed payment annuity portion of Income Plans 4 and 5 ("GUARANTEED PAYMENT PLANS"):

.. The minimum payment period you may choose is 5 years.

.. If the oldest Annuitant is under age 70, you may choose a period up to age 100 subject to a maximum of 50 years.

.. If the oldest Annuitant is age 70 or over, you may choose a period up to a maximum of 30 years.

In general, the longer the guarantee period you select, the smaller each payment will be.

You may make withdrawals from a guaranteed payment plan after the Payout Start Date. You may terminate all or part of the income payments at any time and receive a lump sum equal to their present value as of the close of the Valuation Date (see Valuation Date above) on which we receive your request. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. To determine the present value of any fixed income payments being withdrawn, we discount each payment using our currently applicable interest rates. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may


                                 26  PROSPECTUS
apply. You may not make any withdrawals after the Payout Start Date on the life annuity portion of Income Plans 4 and 5.

During the guaranteed payment period, you may request to modify the length of the payment period. Currently, we allow you to make this change once each 365-day period. We reserve the right to change this practice at any time without prior notice. If you elect to change the length of the payment period, the new payment period must be within the original maximum and minimum period you would have been permitted to select on your original Payout Start Date. We may apply a withdrawal charge.

If you change the length of your guaranteed payment period, we will compute the present value of your remaining payments, using the same assumptions we would use if you were terminating the guaranteed payment plan, as described above. Then we adjust the size of the remaining guaranteed payments to equal what that value would support based on those same assumptions and based on the revised guarantee period. A shorter guarantee period will generally mean that each payment is larger, while a longer guarantee period will generally mean that each payment is smaller.

Under guaranteed payment plans, we currently allow you to change the frequency of your payments. Any change in the frequency of payments takes effect on the next payment date.

Changes to either the frequency of payments or length of a guaranteed payment plan will result in a change to the payment amount and may change the amount of each payment that is taxable to you.

ADDITIONAL INFORMATION. We may make other Income Plans available. You may obtain information about them by writing or calling us.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Owner has not made any purchase payments for at least 2 years preceding the Payout Start Date, and the Contract Value is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

.. terminate the Contract and pay you the Contract value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

.. reduce the frequency of your payments so that each payment will be at least
  $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience or (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. The total amount of your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Funds; and (b) under some of the income plans, we make income payments only so long as an annuitant is alive or any applicable guarantee payment period has not yet expired.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we used an Assumed Interest Rate ("AIR", also known as benchmark rate) of 3%. Currently, you may choose either a 6%, 5%, or 3% AIR per year. The 6% AIR may not be available in all states (check with your representative for availability). Currently, if you do not choose one, the 5% AIR will automatically apply. We reserve the right to offer other assumed investment rates. If the actual net investment return of the Variable Sub-Accounts you choose is less than the AIR, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the AIR. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. With a higher AIR, your initial income payment will be larger than with a lower AIR. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower AIR.

Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

You may also elect a variable income payment stream consisting of level monthly payments. If you elect level monthly payments, the payments must be recalculated annually. You may only elect level monthly payments at or before your Payout Start Date. You cannot elect any fixed income payments while variable level monthly payments are being made. We will determine the amount of each annual payment as described above, place this amount in our general account, and distribute it in level monthly payments. The sum of the level payments will


                                 27  PROSPECTUS
exceed the annual calculated amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. We do not allow withdrawals of the annual amount unless you make a full or partial withdrawal request of the value of the remaining payments under a guaranteed payment plan. If the Annuitant dies during the period of level monthly payments, any life contingencies you chose will be the same as under the income plan you chose. For example, if your income plan contains a life only payment plan and the Annuitant dies during the year, the Beneficiary is not entitled to the remaining levelized monthly payments for that year.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. The guaranteed income payment amounts will change if the frequency of payments or the length of the payment period changes. We calculate the fixed income payments by:

1. deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer your request to make a withdrawal from fixed income payments for a period of up to 6 months or whatever shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


RETIREMENT INCOME GUARANTEE RIDERS
Effective January 1, 2004, the Retirement Income Guarantee Riders are no longer being offered. If you added the Retirement Income Guarantee Rider to your Contract prior to Janaury 1, 2004, your Rider will continue to apply to your Contract. The following describes the Retirement Income Guarantee Rider for Contract Owners who elected the Rider prior to January 1, 2004. Once elected the Rider may not be canceled. Each Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the applicable Income Base, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select ("GUARANTEED INCOME BENEFIT"). Only Income Plan 1 or Income Plan 2 may be chosen. Commutation is not allowed when utilizing this benefit. You may exercise this benefit up to your latest Payout Start Date.

ELIGIBILITY. To qualify for this benefit, you must meet the following conditions as of the Payout Start Date:

.. You must elect a Payout Start Date that is on or after the 10th anniversary of the date we issued the Rider (the "RIDER DATE");

.. The Payout Start Date must occur during the 30 day period following a Contract
  Anniversary;

.. You must elect to receive fixed income payments, (calculated using the appropriate Income Payment Table shown in your Contract); and

.. The Income Plan you have selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

  . 10 years, if the youngest Annuitant's age is 80 or less on the date the amount is applied, or

  . 5 years, if the youngest Annuitant's age is greater than 80 on the date the amount is applied.

RETIREMENT INCOME GUARANTEE RIDER 1. This Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the Income Base, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select.

The current charge for this Rider, on an annual basis, is 0.05% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fee only from your assets in the Variable Sub-Account(s). In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal a Rider fee equal to 0.05% multiplied by the Income Base immediately prior to the withdrawal pro rated to reflect the number of months the Rider was in effect during the current Contract Year.

We calculate the Income Base that we use to determine the value of the Guaranteed Income Benefit as follows:

1. On the Rider Date, the Income Base is equal to the Contract Value.

2. After the Rider Date, we recalculate the Income Base when a purchase payment or withdrawal is made as follows:

  . For purchase payments, the Income Base is equal to the most recently calculated Income Base plus the purchase payment.

  . For withdrawals, the Income Base is equal to the most recently calculated Income Base reduced by a withdrawal adjustment, described below.

In the absence of any withdrawals or purchase payments, the Income Base will be equal to the Contract Value as of the Rider Date.

The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

(1) = withdrawal amount,

(2) = the Contract Value immediately prior to the withdrawal, and




                                 28  PROSPECTUS

(3) = the most recently calculated Income Base.

See Appendix C for an example of how the withdrawal adjustment applies.

The Guaranteed Income Benefit amount is determined by applying the Income Base, less any applicable taxes, to the guaranteed rates for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment produced by the Guaranteed Income Benefit or (ii) the income payment provided in the fixed amount income payment provision of the Contract.

The Guaranteed Income Benefit will only apply if you elect to receive fixed income payments. If, however, you apply the Contract Value and not the Guaranteed Income Benefit to the Income Plan, then you may select any Income Plan we offer at that time. If you expect to apply your Contract Value to variable income payment options or to current annuity payment rates then in effect, electing the Retirement Income Guarantee Rider 1 may not be appropriate.

RETIREMENT INCOME GUARANTEE RIDER 2. This Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the greater of Income Base A or Income Base B described below, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select.

The current annual charge for this Rider is 0.30% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fee only from the Variable Sub-Account(s) on a pro-rata basis. For the initial Contract Anniversary after the Rider Date, the Rider Fee is equal to the number of full remaining months from the Rider Date to the Contract Anniversary divided by twelve times 0.30% with the result multiplied by the Income Base in effect on the Contract Anniversary. In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal a Rider fee equal to 0.30% multiplied by the Income Base immediately prior to the withdrawal pro rated to reflect the number of full months the Rider was in effect during the current Contract Year. The Rider Fee will not be deducted during the Payout Phase.

The Income Base is the greater of Income Base A and Income Base B. We determine each Income Base as follows:

INCOME BASE A. On the Rider Date, Income Base A is equal to the Contract Value. After the Rider Date, we recalculate Income Base A as follows on the Contract Anniversary and when a purchase payment or withdrawal is made:

1. For purchase payments, Income Base A is equal to the most recently calculated Income Base plus the purchase payment.

2. For withdrawals, Income Base A is equal to the most recently calculated Income Base reduced by a withdrawal adjustment.

3. On each Contract Anniversary, Income Base A is equal to the greater of the Contract Value on that date or the most recently calculated Income Base A.

In the absence of any withdrawals or purchase payments, Income Base A will be equal to the greatest Contract Value as of the Rider Date and all Contract Anniversary Contract Values between the Rider Date and the Payout Start Date. We will recalculate Income Base A for purchase payments, for withdrawals and on Contract Anniversaries until the first Contract Anniversary after the 85th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the oldest Annuitant. After that date, we will recalculate Income Base A for purchase payments and withdrawals.

INCOME BASE B. On the Rider Date, Income Base B is equal to the Contract Value. After the Rider Date, Income Base B, plus any subsequent purchase payments and less a withdrawal adjustment for any subsequent withdrawals, will accumulate daily at a rate equal to 5% per year until the first day of the month following the oldest Contract Owner's or, if the Contract Owner is not a living individual, the oldest Annuitant's 85th birthday.

For purposes of computing Income Base A or B, the withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1) = withdrawal amount,

2) = the Contract Value immediately prior to the withdrawal, and

3) = the most recently calculated Income Base.

See Appendix C for an example of how the withdrawal adjustment applies.

The Guaranteed Income Benefit will only apply if you elect to receive fixed income payments. If, however, you apply the Contract Value and not the Guaranteed Income Benefit to the Income Plan, then you may select any Income Plan we offer at that time. If you expect to apply your Contract Value to variable income payment options or to current annuity payment rates then in effect, electing the Retirement Income Guarantee Rider 2 may not be appropriate.

We determine the Guaranteed Income Benefit amount by applying the Income Base, less any applicable taxes, to the guaranteed rates for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment provided by the Guaranteed Income Benefit or (ii) the income payment provided in the fixed amount income payment provision of the Contract.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to


                                 29  PROSPECTUS
men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract Owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract Owner who is determined immediately after the death. The new Contract Owner would be a surviving Contract Owner or, if none, the Beneficiar(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract Owner.


DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, if we receive a complete request for settlement of the death benefit within 180 days of the date of your death, the death benefit is equal to the greatest of the following death benefit alternatives:

1. the Contract Value as of the date we determine the death benefit,

2. the sum of all purchase payments (gross purchase payments in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS), less withdrawals, or

3. the most recent MAXIMUM ANNIVERSARY VALUE prior to the date we determine the death benefit (see "Maximum Anniversary Value" below).

If we do not receive a complete request for payment of the death benefit within 180 days of the date of your death, the death benefit is equal to the greater of:

1. the Contract Value as of the date we determine the death benefit, or

2. the Settlement Value as of the date we determine the death benefit. The "SETTLEMENT VALUE" is the Contract Value, less any applicable withdrawal charge, premium tax and, in the case of PUTNAM ALLSTATE ADVISOR CONTRACTS, Contract Maintenance Charge.

Allstate Life reserves the right to extend or waive the 180-day period, on a non-discriminatory basis. This right applies only to the amount payable as death benefit and in no way restricts when a claim may be filed.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for settlement of the death benefit. If we receive a request after 3:00 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date. A request for settlement of the death benefit must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. other documentation as we may accept in our sole discretion.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

MAXIMUM ANNIVERSARY VALUE. On the Issue Date, the Maximum Anniversary Value is equal to the initial purchase payment (gross purchase payment in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS). After the Issue Date, we recalculate the Maximum Anniversary Value when a purchase payment or withdrawal is made or on a Contract Anniversary as follows:

1. For purchase payments, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the purchase payment (gross purchase payment in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS).

2. For withdrawals, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value reduced by a withdrawal adjustment, as defined below.

3. On each Contract Anniversary, the Maximum Anniversary Value is equal to the greater of the Contract Value or the most recently calculated Maximum Anniversary Value.

In the absence of any withdrawals or purchase payments, the Maximum Anniversary Value will be the greatest of all Contract Anniversary Contract Values on or prior to the date we calculate the death benefit. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Contract Values are based on net purchase payments.

We will recalculate the Maximum Anniversary Value until the first Contract Anniversary after the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the Annuitant. After that date, we will recalculate the Maximum Anniversary Value only for


                                 30  PROSPECTUS
purchase payments and withdrawals. The Maximum Anniversary Value will never be greater than the maximum death benefit allowed by any applicable state non-forfeiture laws.

WITHDRAWAL ADJUSTMENT. The withdrawal adjustment reduces the Maximum Anniversary Value and the death benefit under the Enhanced Beneficiary Protection Option, described below, by the same proportion as the withdrawal reduces the Contract Value. The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1) = the withdrawal amount,
2) = the Contract Value immediately prior to the withdrawal, and

3) = the value of the applicable death benefit alternative immediately prior to the withdrawal.

See Appendix D for an example of a withdrawal adjustment.


EARNINGS PROTECTION DEATH BENEFIT OPTION
If the oldest Contract Owner and Annuitant are age 75 or younger as of the Rider Application Date, you may elect the Earnings Protection Death Benefit Option. You may elect the Earnings Protection Death Benefit Option alone or together with any other death and/or income benefit option offered under the Contract. We will issue a rider to your Contract if you elect the Earnings Protection Death Benefit Option. The Earnings Protection Death Benefit Option may not be available in all states. We may discontinue the offering of this Option at any time. The Earnings Protection Death Benefit Option and the daily charge for the Option will be terminated upon the change of Contract Owner or Annuitant for reasons other than death.

Under the Earnings Protection Death Benefit Option, if the oldest Contract Owner and Annuitant are age 65 or younger on the Rider Application Date, the death benefit is increased by:

.. the lesser of 100% of In-Force Premium, excluding purchase payments (net purchase payments in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS) made in the twelve month period immediately preceding the death of the Contract Owner or Annuitant, or 40% of In-Force Earnings.

If the oldest Contract Owner or Annuitant is over age 65 and both are age 75 or younger on the Rider Application Date, the death benefit is increased by:

.. the lesser of 50% of In-Force Premium, excluding purchase payments (net purchase payments in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS) made in the twelve month period immediately preceding the death of the Contract Owner or Annuitant, or 25% of In-Force Earnings.

For the purpose of calculating the Earnings Protection Death Benefit, the following definitions apply:

IN-FORCE PREMIUM equals the Contract Value on the date the Earnings Protection Death Benefit Option is made a part of the Contract ("RIDER DATE") plus all purchase payments (net purchase payments in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS) after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your initial purchase payment (net purchase payment in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS).

IN-FORCE EARNINGS equals the Contract Value minus the In-Force Premium. The In-Force Earnings amount will never be less than zero.

An EXCESS-OF-EARNINGS WITHDRAWAL is the amount of a withdrawal in excess of the In-Force Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Earnings Protection Death Benefit Option as of the date we receive a complete request for settlement of the death benefit. We will pay the Earnings Protection Death Benefit with the death benefit as described under "Death Benefit Payments" below.

The value of the Earnings Protection Death Benefit depends largely on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Earnings Protection Death Benefit Option may not be appropriate. For purposes of calculating the Earnings Protection Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your representative can help you decide if the Earnings Protection Death Benefit Option is right for you.

For examples of how the death benefit is calculated under the Earnings Protection Death Benefit Option, see Appendix E.


ENHANCED BENEFICIARY PROTECTION OPTION
The Enhanced Beneficiary Protection Option is an optional benefit that you may elect. Currently, the Option is available for Contract Owners and Annuitants who are age 75 or younger on the Rider Application Date. If you elect the Option, the death benefit will be the greater of the death benefit alternatives (1) through (3) listed in the "Death Benefit Amount" section above, or (4) the Enhanced Beneficiary Protection Option. The Enhanced Beneficiary Protection Option may not be available in all states.

We will issue a rider to your Contract if you elect the Option. Once elected, the rider cannot be cancelled, including upon spousal continuation. The Enhanced Beneficiary Protection Option on the date we issue the Contract rider ("RIDER DATE") is equal to the Contract Value on that date. After the Rider Date, the Enhanced

                                 31  PROSPECTUS

Beneficiary Protection Option, plus any subsequent purchase payments
(gross purchase payment in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS), and less a withdrawal adjustment (computed as described above), will accumulate daily at the rate of 5% per year until the earlier of:

1. the date we determine the death benefit, or

2. the first Contract Anniversary following the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the 80th birthday of the oldest Annuitant.

We will determine the death benefit under the Enhanced Beneficiary Protection Option in the same manner as described under "Death Benefit Amount."


DEATH BENEFIT PAYMENTS
DEATH OF CONTRACT OWNER. If you die prior to the Payout Start Date, the new Contract Owner will be the surviving Contract Owner. If there is no surviving Contract Owner, the new Contract Owner will be the Beneficiary(ies) as described in the "Beneficiary" section on page 3. The new Contract Owner will have the options described below; except that if the new Contract Owner took ownership as the Beneficiary, the new Contract Owner's options will be subject to any restrictions previously placed upon the Beneficiary.

IF THE SOLE NEW CONTRACT OWNER IS YOUR SPOUSE, he or she may elect to:

1. receive the death benefit in a lump sum, or

2. apply an amount equal to the death benefit to one of the available Income Plans, described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

  (a) over the life of the new Contract Owner;

  (b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

  (c) over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If your spouse does not elect one of the options above, the Contract will continue in the Accumulation Phase as if the death had not occurred. If the Contract is continued in the Accumulation Phase, the following conditions apply:

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the continuing spouse, the excess, if any of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Period during which we receive the complete request for settlement of the death benefit, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Putnam Money Market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

     i.   transfer   all  or  a  portion  of  the  excess   among  the  Variable
          Sub-Accounts;

     ii. transfer all or a portion of the excess into the Standard Fixed Account and begin a new Guarantee Period; or

     iii. transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Standard Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

Only one spousal continuation is allowed under this Contract.

If the surviving spouse continues the Contract in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

Prior to the Payout Start Date, the death benefit of the continued Contract will be the greater of:

.. the sum of all purchase payments (gross purchase payments in the case of PUTNAM ALLSTATE ADVISOR APEX CONTRACTS), less any withdrawals; or

.. the Contract Value on the date we determine the death benefit; or

.. the Maximum Anniversary Value as defined in the "Death Benefit Amount" section, with the following changes:

  .  "Issue Date" is replaced by the date the Contract is continued, and

  . "initial purchase payment" is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

IF THE NEW CONTRACT OWNER IS A LIVING PERSON WHO IS NOT YOUR SPOUSE, OR IF THERE ARE MULTIPLE NEW OWNERS, the new Contract Owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply an amount equal to the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

  (a) over the life of the new Contract Owner,

                                 32 PROSPECTUS

  (b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner, or

  (c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If the new Contract Owner does not elect one of the options above, then the new Contract Owner must receive the Contract Value payable within 5 years of the date of your death. The Contract Value under this option will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam Money Market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the "Transfers" provision of your Contract during this 5-year period. See the "Investment Alternatives:
Transfers" section on page 18, for more information regarding transfers.

No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived for any withdrawals made during this 5-year period.

If the new Contract Owner dies before receiving all of the Contract Value, then the new Contract Owner's named Beneficiary(ies) will receive the greater of the Settlement Value or the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Contract Owner's death.

We reserve the right to offer additional options upon Death of Contract Owner.

IF THE NEW CONTRACT OWNER IS A CORPORATION, TRUST OR OTHER NON-LIVING PERSON, the new Contract Owner may elect to:

1. receive the death benefit in a lump sum; or

2. receive the Contract Value payable within 5 years of your date of death.

The Contract Value under this option will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam Money Market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the Transfers provision of your Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived during this 5 year period. See the "INVESTMENT ALTERNATIVES: TRANSFERS" section on page 19, for more information regarding transfers.

We reserve the right to offer additional options upon Death of Contract Owner.

If any new Contract Owner is a non-living person, all new Contract Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon any Beneficiary, are available to the new Contract Owner from the date of your death to the date on which the death proceeds are paid.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described above.

If you elected the Earnings Protection Death Benefit Option, and your spouse continues the Contract as described above, the Earnings Protection Death Benefit Option and the daily charge for this Option will terminate if the oldest new Contract Owner and Annuitant are over age 75 on the date the Contract is continued, or if the new Contract Owner elects to terminate the Option. If the Earnings Protection Death Benefit Option is not terminated, on the date the Contract is continued, the Rider Date for this option will be reset to the date the Contract is continued ("NEW RIDER DATE"). The age of the oldest Contract Owner and Annuitant on the new Rider Date will be used to determine the Earnings Protection Death Benefit after the new Rider Date. Also, the age of the oldest Contract Owner and Annuitant on the new Rider Date will be used to determine the mortality and expense risk charge for the Option after the new Rider Date. For an example of spousal continuation of the Contract with the Earnings Protection Death Benefit Option, see Appendix E.

For Contracts with the optional Enhanced Beneficiary Protection Option:

.. the Enhanced Beneficiary Protection value as defined in the Rider, with the following changes:

  .  "Rider Date" is replaced by the date the Contract is continued, and

  . "Contract Value" is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

DEATH OF ANNUITANT. If the Annuitant who is not also the Contract Owner dies prior to the Payout Start Date, the Contract Owner must elect one of the applicable options described below.

If the Contract Owner is a living person, the Contract Owner may elect to continue the Contract as if the death had not occurred, or the Contract Owner may choose to:

1. receive the death benefit in a lump sum; or

                                 33 PROSPECTUS

2. apply the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

     (a) over the life of the new Contract Owner,

     (b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner, or

     (c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If the Contract Owner is not the Annuitant and the Annuitant dies, the Contract Owner has 60 days from the date the company receives the complete request for settlement of the death benefit to select an income plan without incurring a tax on the entire gain in the Contract. If the Contract Owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract Owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 59 1/2. Any amount included in the Contract Owner's gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.

If the Contract Owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract Owner, unless the Contract Owner names a different Annuitant.

If the Contract Owner is a non-living person, the Contract Owner may elect to:

1. receive the death benefit in a lump sum; or

2. receive the Contract Value payable within 5 years of the Annuitant's date of death. On the date we receive the complete request for settlement of the death benefit, the Contract Value under this option will be the death benefit. Unless otherwise instructed by the Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam Money Market Variable Sub-Account.The Contract Owner may then exercise all rights as set forth in the Transfers provision of your Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5 year period.

Under any of these options, all ownership rights are available to the non-living Contact Owner from the date of the Annuitant's death to the date on which the death proceeds are paid.

The Earnings Protection Death Benefit Option will terminate upon the death of the Annuitant unless you continue the Contract as described above. If the Contract is continued, then this Option will continue with the original Rider Date, the original rates for calculating the Earnings Protection Death Benefit, and the original mortality and expense risk charge.

If the oldest Contract Owner or Annuitant was over age 65 on the Rider Application Date and you continue the Contract, you will continue with the higher mortality and expense risk charge for this Option and the lower Earnings Protection Death Benefit associated with those ages. Therefore, it may not be to your advantage to continue the Contract with the Option if the Contract Owner and new Annuitant are younger than age 66. Your representative can help you decide whether to continue the Contract.

We reserve the right to offer additional options upon Death of Annuitant.


MORE INFORMATION
--------------------------------------------------------------------------------


ALLSTATE  LIFE
Allstate Life is the issuer of the Contract. Allstate Life is an Illinois stock life insurance company organized in 1957.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.




VARIABLE ACCOUNT
Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through Allstate Life Insurance Company Separate Account A. Effective May 1, 2004, the Variable Account combined with Allstate Life Insurance Company Separate Account A and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.


                                 34  PROSPECTUS

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Fund. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Funds. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE FUNDS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Funds in shares of the distributing Funds at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Funds held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Funds that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Fund as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding Fund. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Fund shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN FUNDS. If the shares of any of the Funds are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Fund and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional underlying funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST The Funds sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Fund. The board of directors of the Funds monitors for possible conflicts among separate accounts buying shares of the Funds. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Funds' board of directors may require a separate account to withdraw its participation in a Fund. A Fund's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACTS
DISTRIBUTION. Allstate Distributors, L.L.C. ("Allstate Distributors"), a wholly owned subsidiary of Allstate, will serve as principal underwriter of the Contracts. Allstate Distributors is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, ("Exchange Act") and a member of NASD. Contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate Life, either individually or through an incorporated insurance agency and have entered into a selling agreement with Allstate Distributors to sell the Contract.

We will pay commissions to broker-dealers who sell the Contracts. Commissions paid may vary, but we estimate that the total commission paid on all Contract sales will not exceed 8.5% of all purchase payments. From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. The commission is intended to cover distribution expenses. In some states,

                                 35 PROSPECTUS

Contracts may be sold by representatives or employees of banks.

Allstate Life may pay Allstate Distributors a commission for distribution of the Contracts. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

For PUTNAM ALLSTATE ADVISOR CONTRACTS issued to employees of Allstate Life and certain other eligible organizations, and in lieu of Allstate Life paying any commissions on sales of those Contracts, the Contract Owner will receive a credit of 6% of the amount of each purchase payment that will be applied to each purchase payment. Allstate Life will allocate this credit in the same allocation as your most recent instruction. If you exercise your Right to Cancel your Contract as described in this prospectus, we will return to you the amount you would have received had there been no credit. Unless we are required by law to return your purchase payments, this amount also will include any charges deducted that reduced your Contract Value prior to cancellation, plus any investment gain on the credit. The credit may not be available in all states. We do not consider the credit to be an "investment in the contract" for income tax purposes.

For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS issued to employees of Allstate Life and certain other eligible organizations, and in lieu of Allstate Life paying any commissions on sales of those Contracts, the sales charge will be waived.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract Owner records;

.. Contract Owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN
If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate Life no longer issues deferred annuities to employer sponsored qualified retirement plans.


LEGAL MATTERS
Foley & Lardner, LLP, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life.


                                 36  PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE
INSURANCE COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable

Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate

Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

.. the Contract Owner is a natural person,

.. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

.. Allstate Life is considered the owner of the Variable

Account assets for federal income tax purposes.


NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.
 In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance


                                 37  PROSPECTUS
concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


TAXATION OF LEVEL MONTHLY VARIABLE ANNUITY PAYMENTS. You may have an option to elect a variable income payment stream consisting of level monthly payments that are recalculated annually. Although we will report your levelized payments to the IRS in the year distributed, it is possible the IRS could determine that receipt of the first monthly payout of each annual amount is constructive receipt of the entire annual amount. If the IRS were to take this position, the taxable amount of your levelized payments would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

.. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

.. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

.. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a


                                 38  PROSPECTUS

  Contract owned by a non-natural person will be treated as the death of the Contract Owner.


TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

.. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

.. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or becoming totally disabled,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made under an immediate annuity, or

.. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.


PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance, as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A


                                 39  PROSPECTUS
non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as investments as:

.. Individual Retirement Annuities (IRAs) under Section 408(b) of the Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension (SEP IRA) under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE IRA) under Section 408(p) of the Code; and

.. Tax Sheltered Annuities under Section 403(b) of the Code.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate

Life can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Allstate Life does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored retirement plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, IRAs (excluding Roth IRAs) and TSAs require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount


                                 40  PROSPECTUS
of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or total disability,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made after separation from service after age 55 (applies only for IRAs),

.. made pursuant to an IRS levy,

.. made for certain medical expenses,

.. made to pay for health insurance premiums while unemployed (applies only for IRAs),

.. made for qualified higher education expenses (applies only for IRAs), and

.. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from employer sponsored retirement plans, including TSAs but excluding IRAs, with the exception of:

.. required minimum distributions, or,

.. a series of substantially equal periodic payments made over a period of at least 10 years, or,

.. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

.. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


                                 41  PROSPECTUS

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL
IRAS)

Internal Revenue Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the annuity contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION IRA. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Section 408(p) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. severs employment,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.




                                 42  PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Additions, Deletions, or Substitutions of Investments
--------------------------------------------------------------------------------
The Contracts
--------------------------------------------------------------------------------
Calculation of Accumulation Unit Values
--------------------------------------------------------------------------------
CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
General Matters
--------------------------------------------------------------------------------
Experts
--------------------------------------------------------------------------------
Financial Statements
--------------------------------------------------------------------------------
APPENDIX A
--------------------------------------------------------------------------------




THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.


                                 43  PROSPECTUS

APPENDIX A                                                          PUTNAM
ALLSTATE ADVISOR CONTRACT COMPARISON CHART

                FEATURE                            ADVISOR                   ADVISOR APEX
-------------------------------------------------------------------------------------------------
Minimum Initial Purchase Payment          $10,000                    $1,000
                                          ($500 for Qualified        ($500 for Qualified
                                           Contracts)                 Contracts)
-------------------------------------------------------------------------------------------------
Fixed Account Options                     - Standard Fixed Account   - Standard Fixed Account
                                           Option with 1, 5 &         Option with a 1 year
                                           7-year Guarantee Periods   Guarantee Period
                                          - 6 Month Dollar Cost      - 6 Month Dollar Cost
                                           Averaging Option           Averaging Option
                                          - 12 Month Dollar Cost     - 12 Month Dollar Cost
                                           Averaging Option           Averaging Option
-------------------------------------------------------------------------------------------------
Sales Load                                None                       5.75% - 0.50% of premiums
-------------------------------------------------------------------------------------------------
Contract Maintenance Charge               $30 per year, full amount  None
                                           on surrender
                                          (waived in certain cases)
-------------------------------------------------------------------------------------------------
Mortality and Expense Risk Charge         1.25%                      0.80%
(without optional benefit)
-------------------------------------------------------------------------------------------------
Free Withdrawal Amount                    greater of earnings not    None
(each Contract Year)                       previously withdrawn, or
                                           15% of purchase payments
-------------------------------------------------------------------------------------------------


                            Year           %           Year            %
                                      -----------------------------------------
Withdrawal Charge
 (measured from number
 of complete years            0            7
 since we received the        1            7
 purchase payment as a        2            6
 percentage of purchase       3            5
 payments withdrawn in        4            4
 excess of the                5            3            0
 Preferred Withdrawal         6            2            1            0.5
 Amount)                     7+            0            +             0

-------------------------------------------------------------------------------
Withdrawal Charge                Yes                         No
 Waivers
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                                 44  PROSPECTUS

APPENDIX B-ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

Appendix B presents the Accumulation Unit Values and number of Accumulation Units outstanding for each Variable Sub-Account since the Variable Sub-Accounts were first offered under the Contracts. This Appendix includes Accumulation Unit Values representing the highest and lowest available combinations of Contract charges that affect Accumulation Unit Values for each Contract. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for all other available combinations for each Contract. Please contact us at 1-800-390-1277 to obtain a copy of the Statement of Additional Information.


PUTNAM ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION* (BASIC CONTRACT)
--------------------------------------------------------------------------------




            For the Years Beginning January 1* and Ending December 31,
                                                                        ------------
SUB-ACCOUNTS                  1999        2000        2001        2002         2003
------------------------------------------------------------------------------------
PUTNAM VT AMERICAN
GOVERNMENT INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000      11.115      11.695       12.573
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A      11.115      11.695      12.573       12.609
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A     290,129   2,363,866   5,294,568    3,647,800
 Period
------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC
GROWTH (1)
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      17.437       9.585       7.193          N/A
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          17.437       9.585       7.193       6.023          N/A
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       241,341     485.741     407,078           0          N/A
 Period
------------------------------------------------------------------------------------
PUTNAM VT CAPITAL
APPRECIATION
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       9.131       7.763        5.952
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A       9.131       7.763       5.952        7.335
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A      45,272     514,152   1,004,523    1,082,865
 Period
------------------------------------------------------------------------------------
PUTNAM VT CAPITAL
OPPORTUNITITES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A         N/A         N/A         N/A       10.000
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A         N/A         N/A         N/A       12.932
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A         N/A         N/A         N/A       50,035
 Period
------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY
GROWTH
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       7.312       5.000        3.475
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A       7.312       5.000       3.475        4.530
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A     100,680     829,339   2,496,402    2,494,973
 Period
------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED
INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.866       9.727       9.942       10.397
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           9.866       9.727       9.942      10.397       12.326
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     1,112,113   3,898,771   4,832,628   4,754,348    4,749,282
 Period
------------------------------------------------------------------------------------
PUTNAM VT EQUITY
INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A         N/A         N/A         N/A       10.000
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A         N/A         N/A         N/A       12.049
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A         N/A         N/A         N/A      487,346
 Period
------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE
PUTNAM FUND OF BOSTON
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.299      10.067       9.986        8.998
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           9.299      10.067       9.986       8.998       10.400
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     2,629,405   6,032,053   9,159,103  10,982,873   10,972,600
 Period
------------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET
ALLOCATION
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.698      10.051       9.079        7.843
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          10.698      10.051       9.079       7.843        9.441
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       216,789     838,889   1,074,406   1,182,016    1,274,558
 Period
------------------------------------------------------------------------------------

                                 45 PROSPECTUS

PUTNAM VT GLOBAL
EQUITY
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      15.665      10.868       7.537        5.776
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          15.665      10.868       7.537       5.776        7.371
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       809,571   4,838,412   6,111,405   5,397,212    4,674,596
 Period
------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND
INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.172       9.776       9.036        7.228
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           9.172       9.776       9.036       7.228        9.093
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of    10,446,547  30,632,434  41,176,940  40,665,022   37,569,817
 Period
------------------------------------------------------------------------------------
PUTNAM VT GROWTH
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       7.434       4.985        3.471
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A       7.434       4.985       3.471        4.217
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A   2,350,234   3,982,639   3,866,973    3,577,793
 Period
------------------------------------------------------------------------------------
PUTNAM VT HEALTH
SCIENCES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.597      14.545      11.525        9.066
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          10.597      14.545      11.525       9.066       10.599
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     1,037,948   4,204,909   5,293,270   5,061,022    4,305,615
 Period
------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.934       8.976       9.186        9.006
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           9.934       8.976       9.186       9.006       11.253
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       688,505   2,014,173   3,022,834   3,421,713    3,878,022
 Period
------------------------------------------------------------------------------------
PUTNAM VT INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.714      10.341      10.956       11.672
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           9.714      10.341      10.956      11.672       12.036
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       994,313   3,295,896   7,057,751   9,130,281    7,973,945
 Period
------------------------------------------------------------------------------------
PUTNAM VT
INTERNATIONAL EQUITY
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      14.427      12.885      10.100        8.212
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          14.427      12.885      10.100       8.212       10.422
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     1,416,491   6,476,055   8,261,200   8,662,245    7,746,900
 Period
------------------------------------------------------------------------------------
PUTNAM VT
INTERNATIONAL GROWTH
AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.968      10.976       8.582        7.308
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          10.968      10.976       8.582       7.308        9.948
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       515,493   1,708,041   2,339,655   2,539,671    2,353,192
 Period
------------------------------------------------------------------------------------
PUTNAM VT
INTERNATIONAL NEW
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      18.134      10.984       7.736        6.598
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          18.134      10.984       7.736       6.598        8.679
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       389,045   2,234,464   2,469,501   2,085,193    1,803,653
 Period
------------------------------------------------------------------------------------
PUTNAM VT INVESTORS
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      12.168       9.777       7.262        5.459
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          12.168       9.777       7.262       5.459        6.854
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     5,517,617  17,977,266  21,424,549  18,768,754   16,209,787
 Period
------------------------------------------------------------------------------------
PUTNAM VT MID CAP
VALUE
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A         N/A         N/A         N/A       10.000
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A         N/A         N/A         N/A       12.801
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A         N/A         N/A         N/A      127,975
 Period
------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.231      10.693      10.956       10.948
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          10.231      10.693      10.956      10.948       10.866
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     1,261,646   1,736,595   5,663,312   6,153,309    3,214,835
 Period
------------------------------------------------------------------------------------
PUTNAM VT NEW
OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      15.692      11.436       7.889        5.413
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          15.692      11.436       7.889       5.413        7.079
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     2,351,890  11,371,847  13,605,364  12,064,671   10,700,367
 Period
------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       8.795      10.629      10.844        9.037
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           8.795      10.629      10.844       9.037       11.823
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       626,817   1,659,981   3,902,049   5,140,780    5,077,407
 Period
------------------------------------------------------------------------------------
                                 46 PROSPECTUS

PUTNAM VT OTC &
EMERGING GROWTH
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      19.838       9.581       5.137        3.438
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          19.838       9.581       5.137       3.438        4.608
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       697,007   4,036,834   5,465,555   5,043,270    4,399,346
 Period
------------------------------------------------------------------------------------
PUTNAM VT RESEARCH
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      11.598      11.226       8.997        6.912
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          11.598      11.226       8.997       6.912        8.554
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     1,575,893   4,896,412   7,607,622   7,958,204    7,234,661
 Period
------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP
VALUE
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      10.302      12.660      14.768       11.918
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          10.302      12.660      14.768      11.918       17.613
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       451,498   1,493,692   3,217,546   3,938,066    3,816,634
 Period
------------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY
(1)
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of           N/A      10.000       5.949       3.573          N/A
 Period
------------------------------------------------------------------------------------
 Accumulation Unit             N/A       5.949       3.573       2.011          N/A
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of           N/A   1,027,648   1,938,361           0          N/A
 Period
------------------------------------------------------------------------------------
PUTNAM VT UTILITIES
GROWTH AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000       9.987      11.590       8.890        6.664
 Period
------------------------------------------------------------------------------------
 Accumulation Unit           9.987      11.590       8.890       6.664        8.214
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       585,124   2,469,334   3,792,637   3,297,734    2,914,799
 Period
------------------------------------------------------------------------------------
PUTNAM VT VISTA
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      14.088      13.344       8.762        6.004
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          14.088      13.344       8.762       6.004        7.896
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of       824,655   4,772,927   6,616,756   6,155,312    5,715,213
 Period
------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
------------------------------------------------------------------------------------
 Accumulation Unit
 Value, Beginning of        10.000      14.326      11.808       9.047        6.563
 Period
------------------------------------------------------------------------------------
 Accumulation Unit          14.326      11.808       9.047       6.563        8.096
 Value, End of Period
------------------------------------------------------------------------------------
 Number of Units
 Outstanding, End of     6,006,888  21,009,950  25,627,193  24,658,871   22,860,340
 Period
------------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.

                                 47 PROSPECTUS

PUTNAM ALLSTATE ADVISOR CONTRACTS:           ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


For the Years Beginning January 1 * and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                           2001     2002      2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    6.385     6.829
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               6.385    6.829     6.814
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          58,418  131,089    52,957
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.147    N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.147    5.960    N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               0        0    N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.729     5.897
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.729    5.897     7.230
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          21,995   27,375    26,601
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A      N/A    10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 N/A      N/A    12.889
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             N/A      N/A         0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    4.976     3.443
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               4.976    3.443     4.465
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period           5,054   22,613    23,562
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.878    10.278
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.878   10.278    12.123
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,518   41,427    54,550
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A      N/A    10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 N/A      N/A    12.008
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             N/A      N/A     2,940
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.921     8.895
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.921    8.895    10.229
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         127,345  179,068   184,577
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.021     7.754
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.021    7.754     9.286
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period           7,070   16,679    11,857
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.488     5.710
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.488    5.710     7.249
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,915   34,451    28,615
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.978     7.146
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.978    7.146     8.943
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         324,802  567,551   582,077
-------------------------------------------------------------------------------

                                 48 PROSPECTUS

PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    4.958     3.435
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               4.958    3.435     4.153
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          29,628   45,841    50,076
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   11.451     8.962
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              11.451    8.962    10.425
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,742   33,088    28,546
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    9.127     8.903
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               9.127    8.903    11.068
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          22,005   23,812    31,430
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.886    11.538
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.886   11.538    11.838
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          62,415  109,772   106,926
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.035     8.117
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.035    8.117    10.251
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          60,861   86,554    88,560
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.527     7.225
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.527    7.225     9.785
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          21,873   25,421    27,500
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.686     6.522
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.686    6.522     8.536
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period           2,496    8,560     8,698
-------------------------------------------------------------------------------
INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.215     5.396
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.215    5.396     6.741
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         166,058  228,112   234,616
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A      N/A    10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 N/A      N/A    12.758
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             N/A      N/A         0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.886    10.823
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.886   10.823    10.687
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          25,833   53,866    34,330
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    7.838     5.351
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               7.838    5.351     6.963
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          32,732   65,036    58,243
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   10.774     8.934
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              10.774    8.934    11.628
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          37,325   45,790    37,401
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    5.104     3.399
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               5.104    3.399     4.532
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          20,137   27,603    26,862
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.940     6.833
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.940    6.833     8.413
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          51,591   65,389    55,723
-------------------------------------------------------------------------------

                                 49 PROSPECTUS

PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000   14.673    11.782
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period              14.673   11.782    17.323
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          28,740   49,332    48,767
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    3.557    N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               3.557    1.994    N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          16,491        0    N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.832     6.588
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.832    6.588     8.079
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          34,138   42,749    34,959
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.705     5.936
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.705    5.936     7.766
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period          36,838   60,476    52,444
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000    8.988     6.488
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period               8.988    6.488     7.962
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period         138,792  272,235   270,139
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.





                                 50  PROSPECTUS

PUTNAM ALLSTATE ADVISOR APEX CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)
--------------------------------------------------------------------------------


For the Years Beginning
January 1
* and Ending December 31,
                                                                    -----------
SUB-ACCOUNTS                   1999     2000       2001       2002        2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN
GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A   10.000     11.161     11.797      12.740
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A   11.161     11.797     12.740      12.835
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A    5,792     61,439    294,904      88,179
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC
GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   13,.64      7.739      5.563      N/A
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    13.364    7.739      5.563      4.675      N/A
 End of Period
-------------------------------------------------------------------------------
 Number of Units              1,911    9,055      7,238          0      N/A
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL
APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A   10.000      9.141      7.807       6.013
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A    9.141      7.807      6.013       7.444
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A    2,361     66,029    117,334      98,519
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL
OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A      N/A        N/A        N/A      10.000
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A      N/A        N/A        N/A      12.972
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A      N/A        N/A        N/A       3,639
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A   10.000      7.320      5.026       3.511
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A    7.320      5.026      3.511       4.598
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A    2,470     35,815     54,268      56,763
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED
INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.192     10.093     10.364      10.888
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.192   10.093     10.364     10.888      12.967
 End of Period
-------------------------------------------------------------------------------
 Number of Units                409   64,850    170,052    174,049     112,789
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A      N/A        N/A        N/A      10.000
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A      N/A        N/A        N/A      12.086
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A      N/A        N/A        N/A      23,588
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM
FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000    9.778     10.633     10.595       9.591
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,     9.778   10.633     10.595      9.591      11.136
 End of Period
-------------------------------------------------------------------------------
 Number of Units              2,578  176,283    530,200    807,825     819,501
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET
ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.650     10.052      9.122       7.916
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.650   10.052      9.122      7.916       9.572
 End of Period
-------------------------------------------------------------------------------
 Number of Units                  0    9,873     45,773     67,737      67,235
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   13.563      9.452      6.585       5.070
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    13.563    9.452      6.585      5.070       6.499
 End of Period
-------------------------------------------------------------------------------
 Number of Units              1,404  208,388    423,699    386,500     308,930
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000    9.686     10.370      9.629       7.738
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,     9.686   10.370      9.629      7.738       9.778
 End of Period
-------------------------------------------------------------------------------
 Number of Units             11,859  883,118  1,935,235  2,163,994   2,017,671
 Outstanding, End of Period
-------------------------------------------------------------------------------

                                 51 PROSPECTUS


PUTNAM VT GROWTH
OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A   10.000      7.465      5.028       3.517
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A    7.465      5.028      3.517       4.293
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A  141,671    273,888    209,001     159,962
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.629     14.655     11.666       9.218
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.629   14.655     11.666      9.218      10.826
 End of Period
-------------------------------------------------------------------------------
 Number of Units              4,191   81,435    175,047    181,401     160,144
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.380      9.421      9.686       9.539
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.380    9.421      9.686      9.539      11.974
 End of Period
-------------------------------------------------------------------------------
 Number of Units                691   26,046    121,408    137,408     135,332
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000    9.946     10.636     11.320      12.115
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,     9.946   10.636     11.320     12.115      12.550
 End of Period
-------------------------------------------------------------------------------
 Number of Units                  0   47,623    247,775    413,656     343,685
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL
EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   12.859     11.536      9.085       7.420
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    12.859   11.536      9.085      7.420       9.460
 End of Period
-------------------------------------------------------------------------------
 Number of Units              5,440  229,628    390,896    392,649     337,441
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL
GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.577     10.632      8.352       7.144
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.577   10.632      8.352      7.144       9.770
 End of Period
-------------------------------------------------------------------------------
 Number of Units              1,515  100,682    191,833    199,483     178,730
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW
OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   14.530      8.841      6.255       5.539
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    14.530    8.841      6.255      5.539       7.082
 End of Period
-------------------------------------------------------------------------------
 Number of Units              2,774   80,466    122,673     96,490      83,596
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   11.613      9.374      6.994       5.282
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    11.613    9.374      6.994      5.282       6.662
 End of Period
-------------------------------------------------------------------------------
 Number of Units              7,389  410,649    816,933    777,751     674,009
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A      N/A        N/A        N/A      10.000
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A      N/A        N/A        N/A      12.840
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A      N/A        N/A        N/A       5,183
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.075     10.576     10.887      10.928
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.075   10.576     10.887     10.928      10.896
 End of Period
-------------------------------------------------------------------------------
 Number of Units                938   78,452    112,350     99,636      44,249
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   13.468      9.860      6.833       4.710
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    13.468    9.860      6.833      4.710       6.187
 End of Period
-------------------------------------------------------------------------------
 Number of Units              4,105  309,465    543,525    457,037     400,562
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000    9.708     11.785     12.078      10.112
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,     9.708   11.785     12.078     10.112      13.289
 End of Period
-------------------------------------------------------------------------------
 Number of Units                  0   38,806    166,209    257,502     365,760
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING
GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   15.156      7.353      3.961       2.663
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    15.156    7.353      3.961      2.663       3.585
 End of Period
-------------------------------------------------------------------------------
 Number of Units                312  105,050    202,103    159,378     136,637
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   11.061     10.756      8.660       6.683
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    11.061   10.756      8.660      6.683       8.308
 End of Period
-------------------------------------------------------------------------------
 Number of Units              3,617  154,458    359,936    404,142     356,978
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   10.775     13.302     15.588      12.638
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.775   13.302     15.588     12.638      18.761
 End of Period
-------------------------------------------------------------------------------
 Number of Units              2,352   25,790     95,223    127,510     107,452
 Outstanding, End of Period
-------------------------------------------------------------------------------

                                 52 PROSPECTUS

PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A   10.000      5.961      3.597      N/A
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,       N/A    5.961      3.597      2.032      N/A
 End of Period
-------------------------------------------------------------------------------
 Number of Units                N/A  144,227    186,224          0      N/A
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH
AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000    9.606     11.199      8.629       6.498
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,     9.606   11.199      8.629      6.498       8.047
 End of Period
-------------------------------------------------------------------------------
 Number of Units                106   31,042    111,092     89,004      68,882
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   13.012     12.380      8.166       5.662
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    13.012   12.380      8.166      5.622       7.427
 End of Period
-------------------------------------------------------------------------------
 Number of Units              1,448  121,005    268,551    206,556     170,449
 Outstanding, End of Period
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value,    10.000   12.950     10.722      8.253       6.014
 Beginning of Period
-------------------------------------------------------------------------------
 Accumulation Unit Value,    12.950   10.722      8.253      6.014       7.427
 End of Period
-------------------------------------------------------------------------------
 Number of Units              9,326  637,429  1,277,217  1,380,883   1,252,623
 Outstanding, End of Period
-------------------------------------------------------------------------------

* The PUTNAM ALLSTATE ADVISOR APEX CONTRACTS Were first offered as of October 25, 1999. The Variable Sub-Accounts were first offered under the PUTNAM ALLSTATE ADVISOR APEX CONTRACTS on October 25, 1999, except as follows: the Putnam VT American Government Income and Growth Opportunities Sub-Accounts were first offered as of February 4, 2000, the Putnam VT Technology Sub-Account was first offered as of July 17, 2000, the Putnam VT Capital Appreciation and Discovery Growth Sub-Accounts were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts were first offered as of May 1, 2003.The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 0.80%.



(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.





                                 53  PROSPECTUS

PUTNAM ALLSTATE ADVISOR APEX CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


  For the Years Beginning January 1 * and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.627   12.609
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.627  12.609   12.639
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0   4,304    4,304
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.804   N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.804   4.630   N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0   N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.130    5.958
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.130   5.958    7.338
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.928
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.190    3.479
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.190   3.479    4.532
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.306   10.772
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.306  10.772   12.764
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             4,439   4,988    5,186
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.045
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.536    9.489
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.536   9.489   10.962
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             5,401   8,602    9,114
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.070    7.832
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.070   7.832    9.422
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,757      66        0
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.548    5.016
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.548   5.016    6.397
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             3,696  12,567   11,573
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.575    7.656
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.575   7.656    9.625
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             9,838  15,194   14,213
-------------------------------------------------------------------------------

                                 54 PROSPECTUS

PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.224    3.481
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 5.224   3.481    4.228
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.600    9.120
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.600   9.120   10.657
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                33     196      142
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.632    9.437
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.632   9.437   11.787
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               370   1,415    1,351
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.257   11.986
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                11.257  11.986   12.354
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             6,579  10,983   11,702
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.033    7.341
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.033   7.341    9.312
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               307   1,112    1,195
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.305    7.068
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.305   7.068    9.617
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,110   2,221    2,038
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.428    5.302
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.428   5.302    6.971
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.955    5.226
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.955   5.226    6.558
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,829   4,985    5,069
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A   10.000
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                   N/A     N/A   12.797
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               N/A     N/A        0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.825   10.812
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                10.825  10.812   10.725
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             2,076     364      363
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.794    4.659
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 6.794   4.659    6.091
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                37     260      260
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.010   10.004
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                12.010  10.004   13.081
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               470   7,026    6,987
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.076    2.635
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 4.076   2.635    3.529
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.611    6.612
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.611   6.612    8.178
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             1,236   3,011    2,634
-------------------------------------------------------------------------------

                                 55 PROSPECTUS

PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  15.500   12.503
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                15.500  12.503   18.467
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period               146   4,498    4,458
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.741   N/A
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 3.741   2.014   N/A
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0   N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.301    6.429
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 9.301   6.429    7.920
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period                 0       0        0
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.120    5.562
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.120   5.562    7.310
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             3,776     413      411
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.206    5.950
-------------------------------------------------------------------------------
 Accumulation Unit Value, End of Period                 8.206   5.950    7.335
-------------------------------------------------------------------------------
 Number of Units Outstanding, End of Period             7,266  12,857   12,483
-------------------------------------------------------------------------------


* The Earnings Protection Death Benefit Option was first offered as of May 1, 2001. All of the Variable Sub-Accounts were first offered with the Enhanced Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Apex Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.30%.



(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and Putnam VT Technology Fund merged into the Putnam VT International Fund and the Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.



                                 56  PROSPECTUS

APPENDIX C                                                    WITHDRAWAL
ADJUSTMENT EXAMPLE - INCOME BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2003

Initial Purchase Payment: $50,000


                                                                              Income Benefit Amount
----------------------------------------------------------------------------------------------------------------------
           Type of    Beginning   Transaction    Contract                           Maximum
 Date     Occurence    Contract     Amount     Value After   Purchase Payment  Anniversary Value  5% Roll-Up Value**
                        Value                   Occurence         Value
----------------------------------------------------------------------------------------------------------------------
1/1/04    Contract     $55,000         _         $55,000         $50,000            $55,000             $52,500
         Anniversary
----------------------------------------------------------------------------------------------------------------------
7/1/04     Partial     $60,000      $15,000      $45,000         $37,500            $41,250             $40,347
         Withdrawal
----------------------------------------------------------------------------------------------------------------------



The following shows how we compute the adjusted income benefits in the example above. Please note that the withdrawal adjustment reduces the Purchase Payment Value, the Maximum Anniversary Value and the 5% Roll-Up Value by the same proportion as the withdrawal reduces the Contract Value.



PURCHASE PAYMENT VALUE INCOME BENEFIT
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                          (a)           $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal             (b)           $60,000
------------------------------------------------------------------------------------------------
Value of Income Benefit Amount Immediately Prior to                (c)           $50,000
Partial Withdrawal
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)           $12,500
------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                          $37,500
------------------------------------------------------------------------------------------------

MAXIMUM ANNIVERSARY VALUE INCOME BENEFIT
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                          (a)           $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal             (b)           $60,000
------------------------------------------------------------------------------------------------
Value of Income Benefit Amount Immediately Prior to                (c)           $55,000
Partial Withdrawal
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)           $13,750
------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                          $41,250
------------------------------------------------------------------------------------------------

5 % ROLL-UP VALUE INCOME BENEFIT
------------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                          (a)           $15,000
------------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal             (b)           $60,000
------------------------------------------------------------------------------------------------
Value of Income Benefit Amount Immediately Prior to
Partial Withdrawal (assumes half years worth of                    (c)           $53,796
interest on $52,500)
------------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)           $13,449
------------------------------------------------------------------------------------------------
Adjusted Income Benefit                                                          $40,347
------------------------------------------------------------------------------------------------



 * For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Purchase Payment Values and 5% Roll-Up Values shown above are based on gross purchase payments (for the Maximum Anniversary Value, please see the prospectus). Actual income benefit amounts will differ due to the different fees and charges under each Contract. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

** A 6% Roll-Up Value was available for Contracts issued before October 2, 2000.


                                 57  PROSPECTUS

APPENDIX D
WITHDRAWAL ADJUSTMENT EXAMPLE - DEATH BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2004

Initial Purchase Payment: $50,000


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Enhanced
 Date       Type of     Beginning       Transaction    Contract Value   Purchase Payment       Maximum          Beneficiary
           Occurence    Contract Value   Amount        After Occurence        Value        Anniversary Value      Date
-------------------------------------------------------------------------------------------------------------------------------
1/1/05     Contract    $55,000              _          $55,000           $50,000               $55,000           $52,500
          Anniversary
-------------------------------------------------------------------------------------------------------------------------------
7/1/05      Partial    $60,000          $15,000        $45,000           $35,000               $41,250           $40,347
          Withdrawal
-------------------------------------------------------------------------------------------------------------------------------


The following shows how we compute the adjusted death benefits in the example above. Please note that the Purchase Payment Value is reduced by the amount of the withdrawal, whereas the withdrawal adjustment reduces the Maximum Anniversary Value and Enhanced Beneficiary Value by the same proportion as the withdrawal reduced the Contract Value.


PURCHASE PAYMENT VALUE DEATH BENEFIT
-------------------------------------------------------------------------------
Partial Withdrawal Amount                                         $15,000
-------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately                         $50,000
Prior to Partial Withdrawal
-------------------------------------------------------------------------------
Adjusted Death Benefit                                            $35,000
-------------------------------------------------------------------------------

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT
-------------------------------------------------------------------------------
Partial Withdrawal Amount                        (a)              $15,000
-------------------------------------------------------------------------------
Contract Value Immediately Prior to              (b)              $60,000
Partial Withdrawal
-------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately        (c)              $55,000
Prior to Partial Withdrawal
-------------------------------------------------------------------------------
Withdrawal Adjustment                       [(a)/(b)]*(c)         $13,750
-------------------------------------------------------------------------------
Adjusted Death Benefit                                            $41,250
-------------------------------------------------------------------------------

ENHANCED BENEFICIARY PROTECTION VALUE
DEATH BENEFIT
-------------------------------------------------------------------------------
Partial Withdrawal Amount                        (a)              $15,000
-------------------------------------------------------------------------------
Contract Value Immediately Prior to              (b)              $60,000
Partial Withdrawal
-------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately
Prior to Partial Withdrawal (assumes half        (c)              $53,796
years worth of interest on $52,500)
-------------------------------------------------------------------------------
Withdrawal Adjustment                       [(a)/(b)]*(c)         $13,449
-------------------------------------------------------------------------------
Adjusted Death Benefit                                            $40,347
-------------------------------------------------------------------------------



* For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Purchase Payment Values and Enhanced Beneficiary Values shown above are based on gross purchase payments (for Maximum Anniversary Value, please see the prospectus). Actual death benefit amounts will differ due to the different fees and charges under each Contract. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.




                                 58  PROSPECTUS

APPENDIX E
CALCULATION OF EARNINGS PROTECTION DEATH BENEFIT OPTION*
--------------------------------------------------------------------------------

The following are examples of the Earnings Protection Death Benefit Option. For illustrative purposes, the examples assume earnings in each case. Please remember that you are looking at examples and that your investment performance may be greater or lower than the figures shown.


EXAMPLE 1: ELECTED WHEN CONTRACT WAS ISSUED WITHOUT ANY SUBSEQUENT ADDITIONS OR WITHDRAWALS
Assume that the oldest Contract Owner or Annuitant is age 55 on the Rider Application Date and elects the Earnings Protection Death Benefit Option when the Contract is issued. The Contract Owner makes an initial purchase payment of $100,000. After four years, the Contract Owner dies. On the date Allstate Life receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Contract Owner did not make any additional purchase payments or take any withdrawals.

The calculation is:

                                                                                       ADVISOR              APEX
       (A)         Contract Value:                                                   $125,000.00        $125,000.00
       (B)         Total Purchase Payments:                                          $100,000.00        $100,000.00
       (C)         Total Excess-of-Earnings Withdrawals:                             $      0.00        $      0.00
       (D)         In-Force Premium**:                    (D)=(B)-(C)                $100,000.00        $ 96,500.00
       (E)         In-Force Earnings:                     (E)=(A) - (D)              $ 25,000.00        $ 28,500.00
       (F)         Cap:                                   (F)=100% * (D)             $100,000.00        $ 96,500.00
       (G)         EARNINGS PROTECTION DEATH BENEFIT***:  (G)=MIN[40% * (E); (F)]    $ 10,000.00        $ 11,400.00


* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for both Contracts, net of applicable fees and charges. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Purchase Payment Values and Earnings Protection Death Benefit Values shown are based on gross purchase payments (for Maximum Anniversary Value, please see the prospectus). Actual death benefit amounts will differ due to the different fees and charges under each Contract.

** In-Force Premium for the Apex product is based on Net Purchase Payments, as defined in the Contract.

*** If the oldest Contract Owner or Annuitant had been over age 65, and both were age 75 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($6,250.00 for Putnam Allstate Advisor; $7,125.00 for Putnam Allstate Advisor Apex).















                                 59  PROSPECTUS

EXAMPLE 2: ELECTED WHEN CONTRACT WAS ISSUED WITH SUBSEQUENT WITHDRAWALS
Assume the same facts as above, except that the Contract Owner has taken a withdrawal of $10,000 during the second year of the Contract. Immediately prior to withdrawal, the Contract Value is $105,000. The Contract Value on the date Allstate Life receives Due Proof of Death will be assumed to be $114,000.

The calculation of the Total Excess-of-Earnings Withdrawals is:

                                                                                Advisor         Apex
(1)     Contract Value:                                                         $105,000.00     $105,000.00
(2)     Total Purchase Payments:                                                $100,000.00     $100,000.00
(3)     Prior Excess-of-Earnings Withdrawals:                                   $      0.00     $      0.00
(4)     In-Force Premium**:                                                     $100,000.00     $ 96,500.00
(5)     In-Force Earnings:                              (5)=(1)-(4)             $  5,000.00     $  8,500.00
(6)     Withdrawal Amount:                                                      $ 10,000.00     $ 10,000.00
(7)     Excess-of-Earnings Withdrawal:      (7)=(6)-(5) and cannot be negative  $  5,000.00     $  1,500.00
(8)     Total Excess-of-Earnings Withdrawals:           (8)=(3)+(7)             $  5,000.00     $  1,500.00


The calculation of the Earnings Protection Death Benefit is:

                                                                                Advisor         Apex
(A)     Contract Value:                                                         $114,000.00     $114,000.00
(B)     In-Force Premium** (before withdrawal):                                 $100,000.00     $ 96,500.00
(C)     Total Excess-of-Earnings Withdrawals:                                   $  5,000.00     $  1,500.00
(D)     In-Force Premium** (after withdrawal):          (E)=(B)-(C)+(D)         $ 95,000.00     $ 95,000.00
(E)     In-Force Earnings:                              (E)=(A) - (D)           $ 19,000.00     $ 19,000.00
(F)     Cap:                                            (F)=100% * (D)          $ 95,000.00     $ 95,000.00
(G)     Earnings Protection Death Benefit**:            (G)=MIN[40% * (E); (F)] $  7,600.00     $  7,600.00



* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for both Contracts, net of applicable fees and charges. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Purchase Payment Values and Earnings Protection Death Benefit Values shown above are based on gross purchase payments (for the Maximum Anniversary Value, please see the prospectus). Actual death benefit amounts will differ due to the different fees and charges under each Contract.

** In-Force Premium for the Apex product is based on Net Purchase Payments, as defined in the Contract.

*** If the oldest Contract Owner or Annuitant had been over age 65, and both were age 75 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($4,750.00 for Putnam Allstate Advisor; $4,750.00 for Putnam Allstate Advisor Apex).














                                 60  PROSPECTUS

EXAMPLE 3: ELECTED AFTER CONTRACT WAS ISSUED WITH SUBSEQUENT ADDITIONS AND WITHDRAWALS
This example is intended to illustrate the effect of adding the Earnings Protection Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. Assume that the oldest Contract Owner or Annuitant is age 70 on the Rider Application Date. At the time the Contract is issued, the Contract Owner makes a purchase payment of $100,000. After two years pass, the Contract Owner elects to add the Earnings Protection Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Contract Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Contract Owner makes an additional purchase payment of $40,000. Two years later, the Contract Owner dies with a Contract Value of $140,000 on the date Allstate Life receives Due Proof of Death.

The calculation of the Total Excess-of-Earnings Withdrawals is:


                                                                                                Advisor         Apex
 (1)      Contract Value:                                                                       $130,000.00     $130,000.00
 (2)      Contract Value on Rider Date:                                                         $110,000.00     $110,000.00
 (3)      Prior Excess-of-Earnings Withdrawals:                                                 $      0.00     $      0.00
 (4)      In-Force Premium**:                                                                   $110,000.00     $110,000.00
 (5)      In-Force Earnings:                                       (5)=(1)-(4)                  $ 20,000.00     $ 20,000.00
 (6)      Withdrawal Amount:                                                                    $ 50,000.00     $ 50,000.00
 (7)      Excess-of-Earings Withdrawal:              (7)=(6)-(5) and cannot be negative         $ 30,000.00     $ 30,000.00
 (8)      Total Excess-of-Earnings Withdrawals:                    (8)=(3)+(7)                  $ 30,000.00     $ 30,000.00



The calculation of the Earnings Protection Death Benefit is:


                                                                                                Advisor         Apex
 (A)      Contract Value:                                                                       $140,000.00     $140,000.00
 (B)      In-Force Premium** (before withdrawal and purchase payment):                          $110,000.00     $110,000.00
 (C)      Total Excess-of-Earnings Withdrawals:                                                 $ 30,000.00     $ 30,000.00
 (D)      Additional Purchase Payment:                                                          $ 40,000.00     $ 40,000.00
 (E)      In-Force Premium** (after withdrawal and purchase payment):                           $120,000.00     $118,600.00
 (F)      In-Force Earnings:                                            (F)=(A) - (E)           $ 20,000.00     $ 21,400.00
 (G)      Cap:                                                          (G)=100% * (E)          $ 60,000.00     $ 59,300.00
 (H)      EARNINGS PROTECTION DEATH BENEFIT***:                         (H)=MIN[40*(F);(G)]     $  5,000.00     $  5,350.00



* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for both Contracts, net of applicable fees and charges. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Purchase Payment Values and Earnings Protection Death Benefit Values shown above are based on gross purchase payments (for Maximum Anniversary Value, please see the prospectus). Actual death benefit amounts will differ due to the different fees and charges under each Contract.

** In-Force Premium is defined as the Contract Value on the date the Rider was added. For Apex Contracts, In-Force Premium is increased by Net Purchase Payments, as defined in the Contract.

*** If the oldest Contract Owner or Annuitant had been age 65 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 40% of the In-Force Earnings ($8,000.00 for Putnam Allstate Advisor; $8,560.00 for Putnam Allstate Advisor Apex).















                                 61  PROSPECTUS

EXAMPLE 4: SPOUSAL CONTINUATION:
This example is intended to illustrate the effect of a surviving spouse electing to continue the Contract upon the death of the Contract Owner on a Contract with the Earnings Protection Death Benefit Rider. Assume that the oldest Contract Owner or Annuitant is age 60 at the time the Contract is purchased (with the Earnings Protection Death Benefit Rider but without any other rider) with a $100,000 purchase payment. Five years later the Contract Owner dies and the surviving spouse elects to continue the contract. The Contract Value and Maximum Anniversary Value at this time are $150,000 and $160,000, respectively.

The calculation of the Earnings Protection Death Benefit is:


                                                                                                Advisor         Apex
 (A)      Contract Value:                                                                       $150,000.00     $150,000.00
 (B)      In-Force Premium** (before withdrawal and purchase payment):                          $100,000.00     $ 96,500.00
 (C)      Total Excess-of-Earnings Withdrawals:                                                 $      0.00     $      0.00
 (D)      Additional Purchase Payment:                                                          $      0.00     $      0.00
 (E)      In-Force Premium** (after withdrawal and purchase payment):                           $100,000.00     $ 96,500.00
 (F)      In-Force Earnings:                                            (F)=(A) - (E)           $ 50,000.00     $ 53,500.00
 (G)      Cap:                                                          (G)=100% * (E)          $100,000.00     $ 96,500.00
 (H)      EARNINGS PROTECTION DEATH BENEFIT***:                         (H)=MIN[40*(F);(G)]     $ 20,000.00     $ 21,400.00



* For purposes of illustrating the calculation of Earnings Protection Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for both Contracts, net of applicable fees and charges. For PUTNAM ALLSTATE ADVISOR APEX CONTRACTS, the Purchase Payment Values and Earnings Protection Death Benefit Values shown above are based on gross purchase payments (for Maximum Anniversary Value, please see the prospectus). Actual death benefit amounts will differ due to the different fees and charges under each Contract.

** In-Force Premium for the Apex product is based on Net Purchase Payments, as defined in the Contract.

***If the oldest Contract Owner or Annuitant had been over age 65, and both were age 75 or younger on the Rider Application Date, the Earnings Protection Death Benefit would be 25% of the In-Force Earnings ($12,500.00 for Putnam Allstate Advisor; $13,375.00 for Putnam Allstate Advisor Apex).



The calculation of the Continued Contract Value is:


                                                                                                Advisor         Apex
        Premium invested (for the purposes of calculating the Death
 (1)    Benefit):                                                                               $100,000.00     $100,000.00
 (2)    Contract Value:                                                                         $150,000.00     $150,000.00
 (3)    Maximum Anniversary Value:                                                              $160,000.00     $160,000.00
 (4)    Death Benefit (excluding Earnings Protection Death Benefit):  (4) = MAX[(1); (2);(3)]   $160,000.00     $160,000.00
 (5)    Earnings Protection Death Benefit:                            (H) from above            $ 20,000.00     $ 21,400.00
 (6)    Continuing Contract Value:                                    (6) = (4) + (5)           $180,000.00     $181,400.00




Assume the surviving spouse is age 68 when the Contract is continued. At this time, the surviving spouse has the option to continue the Earnings Protection Death Benefit Rider at an additional mortality and expense risk charge of 0.35% and with an In-force Premium amount equal to the continuing Contract Value and the Rider Date reset to the date the Contract is continued. If this election is made, the Earnings Protection Death Benefit will be equal to the lesser of 25% of In-Force Earnings and 50% of In-Force Premium. Otherwise, the surviving spouse may elect to terminate the Earnings Protection Death Benefit Rider at the time of continuation.






                                 62  PROSPECTUS

THE ALLSTATE ADVISOR VARIABLE ANNUITIES CONTRACTS

                     Statement of Additional Information dated May 1, 2004

Allstate Life Insurance Company
3100 Sanders Road
Northbrook, Illinois 60062
1-800-203-0068


This Statement of Additional Information supplements the information in the prospectus for the following Contracts:

-  Allstate Advisor
-  Allstate Advisor Plus
-  Allstate Advisor Preferred

Not all Contracts may be available in all states or through your representative. Please check with your representative for details. This Statement of Additional Information does not constitute an offer of any Contract in such cases.

This Statement of Additional Information is not a prospectus. You should read it with the prospectus dated May 1, 2004 for each Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

For convenience, we use the terms "Contract" and "Contracts" to refer generally to all three Contracts, except as specifically noted. In addition, this Statement of Additional Information uses the same defined terms as the prospectus for each Contract that we offer, except as specifically noted.



                                TABLE OF CONTENTS




Additions, Deletions or Substitutions of Investments
The Contracts
Calculation of Accumulation Unit Values
Calculation of Variable Income Payments
General Matters
Experts
Financial Statements
Appendix A






ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
--------------------------------------------------------------------------------


We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different underlying mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner's interest in a Variable Sub-Account until we have notified the Contract Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different underlying mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.


THE CONTRACTS
--------------------------------------------------------------------------------

The Contracts are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. Allstate Distributors, L.L.C. ("Allstate Distributors"), a wholly owned subsidiary of Allstate Life, serves as the principal underwriter for the Variable Account and distributes the Contracts. Commission income of Allstate Distributors for the fiscal year ended December 31, 2003 was $0. Commission income of Allstate Distributors for the fiscal year ending December 31, 2002 was $31,969,223.79. Commission income of Allstate Distributors for the fiscal year ending December 31, 2001 was $80,477,971.63. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.




CALCULATION OF ACCUMULATION UNIT VALUES
-------------------------------------------------------------------------------

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) is the sum of:

     (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

     (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

(B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

(C) is the mortality and expense risk charge and administrative expense charge corresponding to the portion of the 365 day year (366 days for a leap year) that is in the current Valuation Period.


CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account, adjusted by any applicable Market Value Adjustment and less any applicable premium tax charge deducted at the time, to the appropriate income payment factor for the selected Income Plan to determine the Initial Variable Amount Income Value. We will allocate the Initial Variable Amount Income Value among the Variable Sub-Accounts you have chosen in the proportions you specified. The portion of the Initial Variable Amount Income Value allocated to a particular Variable Sub-Account is divided by the Annuity Unit Value for that Variable Sub-Account on the Payout Start Date. This determines the number of Annuity Units from that Variable Sub-Account which will be used to determine your variable income payments. Variable income payments, which include your first variable income payment, will vary depending on changes in the Annuity Unit Values for the Variable Sub-Accounts upon which the income payments are based. Unless annuity transfers are made between Variable Sub-Accounts, each income payment from that Variable Sub-Account will be that number of Annuity Units multiplied by the Annuity Unit Value for the Variable Sub-Account for the Valuation Date on which the income payment is made.


CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

- multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

- dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states or tax qualified plans that require the use of unisex tables.



GENERAL MATTERS
--------------------------------------------------------------------------------

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant's death if there is a non-natural Contract Owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Funds' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.





EXPERTS
-------------------------------------------------------------------------------

The consolidated financial statements and the related financial statement schedules incorporated by reference in the Prospectus from Allstate Life's Annual Report on Form 10-K for the year ended December 31, 2003 and included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein and incorporated by reference in the Prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the methods of accounting for embedded derivatives in modified coinsurance agreements and variable interest entities in 2003), and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Financial Advisors Separate Account I as of December 31, 2003 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Life Insurance Company Separate Account A as of December 31, 2003 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following financial statements (and accompanying Independent Auditors' Reports) appear in the pages that follow:

o consolidated financial statements of Allstate Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and related financial statement schedules, and

o the financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2003 and for each of the periods in the two years then ended, and

o the financial statements of Allstate Life Insurance Company Separate Account A as of December 31, 2003 and for each of the periods in the two years then ended December 31, 2003.

The consolidated financial statements and schedules of Allstate Life included herein should be considered only as bearing upon the ability of Allstate Life to meet its obligations under the Contracts.

                                   APPENDIX A

                            ACCUMULATION UNIT VALUES

The Accumulation Unit Values reflecting the highest and lowest combination of Contract charges that affect Accumulation Unit Values for each Contract are contained in the prospectus. Attached as Appendix A to this Statement of Additional Information are tables showing the Accumulation Unit Values for all other classes of Accumulation Units available under the Contracts. Accumulation Unit Values and number of Accumulation Units outstanding are shown for each Variable Sub-Account since the Contracts were first offered. All of the Variable Sub-Accounts were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2003 the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contract on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered December 31, 2003 and May 1, 2004 are not shown.

Separate Accumulation Unit Values are shown for Contracts containing the MAV Death Benefit Option or Enhanced Beneficiary Protection (Annual Increase) Option to reflect the additional 0.15% mortality and expense risk charge for each of these options applicable to Contract Owners who added these options prior to May 1, 2003, and to reflect the additional 0.20% mortality and expense risk charge for the MAV Death Benefit Option and additional 0.30% mortality and expense risk charge for the Enhanced Beneficiary Protection Option applicable to Contract Owners who added these options on or after May 1, 2003.



Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units Outstanding for Each Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit Option or the Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.857
Accumulation Unit Value, End of Period                                       10.857     13.450
Number of Units Outstanding, End of Period                                   6,396      218,778
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.541
Accumulation Unit Value, End of Period                                       11.541     15.612
Number of Units Outstanding, End of Period                                   9,528      59,595
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.231
Accumulation Unit Value, End of Period                                       11.231     12.742
Number of Units Outstanding, End of Period                                   33,922     193,787
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     9.537
Accumulation Unit Value, End of Period                                       9.537      13.037
Number of Units Outstanding, End of Period                                   3,116      21,888
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.019
Accumulation Unit Value, End of Period                                       10.019     12.192
Number of Units Outstanding, End of Period                                    648       13,721
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.032
Accumulation Unit Value, End of Period                                       11.032     15.198
Number of Units Outstanding, End of Period                                   1,364      31,870
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.330
Accumulation Unit Value, End of Period                                       10.330     12.742
Number of Units Outstanding, End of Period                                   22,849     193,787
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.066
Accumulation Unit Value, End of Period                                       10.066     12.445
Number of Units Outstanding, End of Period                                   2,371      45,716
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.702
Accumulation Unit Value, End of Period                                       10.702     13.152
Number of Units Outstanding, End of Period                                   8,581      95,690
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.310
Number of Units Outstanding, End of Period                                      --      4,928
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.154
Accumulation Unit Value, End of Period                                       10.154     14.297
Number of Units Outstanding, End of Period                                   2,307      63,270
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.667
Accumulation Unit Value, End of Period                                       10.667     13.015
Number of Units Outstanding, End of Period                                   1,353      55,246
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.183
Accumulation Unit Value, End of Period                                       10.183     12.689
Number of Units Outstanding, End of Period                                   33,999     290,811
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.359
Accumulation Unit Value, End of Period                                       10.359     14.728
Number of Units Outstanding, End of Period                                   15,591     100,727
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.557
Accumulation Unit Value, End of Period                                       10.557     12.190
Number of Units Outstanding, End of Period                                   37,912     258,333
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.393
Accumulation Unit Value, End of Period                                       10.393     12.487
Number of Units Outstanding, End of Period                                     20       29,098
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.804
Accumulation Unit Value, End of Period                                       10.804     13.564
Number of Units Outstanding, End of Period                                   58,580     349,642
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     9.729
Accumulation Unit Value, End of Period                                       9.729      11.352
Number of Units Outstanding, End of Period                                   10,354     71,720
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.747
Accumulation Unit Value, End of Period                                       10.747     13.403
Number of Units Outstanding, End of Period                                   3,668      55,204
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.190
Accumulation Unit Value, End of Period                                       10.190     10.488
Number of Units Outstanding, End of Period                                   51,179     327,218
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.610
Accumulation Unit Value, End of Period                                       10.610     13.440
Number of Units Outstanding, End of Period                                   38,278     154,338
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.413
Accumulation Unit Value, End of Period                                       10.413     13.048
Number of Units Outstanding, End of Period                                   4,934      43,199
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     9.990
Accumulation Unit Value, End of Period                                       9.990      9.896
Number of Units Outstanding, End of Period                                    738       42,710
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.384
Accumulation Unit Value, End of Period                                       10.384     13.555
Number of Units Outstanding, End of Period                                   6,937      61,351
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.210
Accumulation Unit Value, End of Period                                       11.210     14.637
Number of Units Outstanding, End of Period                                   4,624      43,139
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.648
Accumulation Unit Value, End of Period                                       10.648     13.152
Number of Units Outstanding, End of Period                                   5,434      56,028
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.520
Accumulation Unit Value, End of Period                                       10.520     12.136
Number of Units Outstanding, End of Period                                   20,020     250,269
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.476
Accumulation Unit Value, End of Period                                       11.476     14.119
Number of Units Outstanding, End of Period                                    317       8,787
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.378
Accumulation Unit Value, End of Period                                       10.378     13.621
Number of Units Outstanding, End of Period                                   32,009     114,773
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.114
Accumulation Unit Value, End of Period                                       10.114     12.452
Number of Units Outstanding, End of Period                                   81,280     510,758
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.239
Accumulation Unit Value, End of Period                                       11.239     16.948
Number of Units Outstanding, End of Period                                   5,597      28,783
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.481
Accumulation Unit Value, End of Period                                       10.481     13.658
Number of Units Outstanding, End of Period                                   4,560      64,641
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.727
Accumulation Unit Value, End of Period                                       10.727     12.945
Number of Units Outstanding, End of Period                                   8,660      70,971
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     9.415
Accumulation Unit Value, End of Period                                       9.415      11.789
Number of Units Outstanding, End of Period                                   2,119      40,700
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.659
Accumulation Unit Value, End of Period                                       10.659     13.413
Number of Units Outstanding, End of Period                                   17,847     142,747
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.260
Accumulation Unit Value, End of Period                                       10.260     11.939
Number of Units Outstanding, End of Period                                     0        0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     11.065
Accumulation Unit Value, End of Period                                       11.065     13.934
Number of Units Outstanding, End of Period                                     0        4,060
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      13.607
Number of Units Outstanding, End of Period                                      --      272
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 10.000     10.706
Accumulation Unit Value, End of Period                                       10.706     14.574
Number of Units Outstanding, End of Period                                   3,487      54,677
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death
Benefit Option at 0.15% or the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.25% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.731
Accumulation Unit Value, End of Period                                       --         13.446
Number of Units Outstanding, End of Period                                   --         326,845
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.857
Accumulation Unit Value, End of Period                                       --         15.607
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.073
Accumulation Unit Value, End of Period                                       --         14.621
Number of Units Outstanding, End of Period                                   --         181,724
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.069
Accumulation Unit Value, End of Period                                       --         13.033
Number of Units Outstanding, End of Period                                   --         55,655
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.482
Accumulation Unit Value, End of Period                                       --         12.188
Number of Units Outstanding, End of Period                                   --         31,221
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.536
Accumulation Unit Value, End of Period                                       --         15.193
Number of Units Outstanding, End of Period                                   --         86,207
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.631
Accumulation Unit Value, End of Period                                       --         12.737
Number of Units Outstanding, End of Period                                   --         239,413
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.368
Accumulation Unit Value, End of Period                                       --         12.440
Number of Units Outstanding, End of Period                                   --         59,607
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.138
Accumulation Unit Value, End of Period                                       --         13.148
Number of Units Outstanding, End of Period                                   --         195,842
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.306
Number of Units Outstanding, End of Period                                   --         196,052
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.110
Accumulation Unit Value, End of Period                                       --         14.292
Number of Units Outstanding, End of Period                                   --         109,784
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.763
Accumulation Unit Value, End of Period                                       --         13.010
Number of Units Outstanding, End of Period                                   --         93,554
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.492
Accumulation Unit Value, End of Period                                       --         12.685
Number of Units Outstanding, End of Period                                   --         260,303
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.742
Accumulation Unit Value, End of Period                                       --         14.723
Number of Units Outstanding, End of Period                                   --         121,223
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.277
Accumulation Unit Value, End of Period                                       --         12.186
Number of Units Outstanding, End of Period                                   --         261,879
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.780
Accumulation Unit Value, End of Period                                       --         12.483
Number of Units Outstanding, End of Period                                   --         54,544
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.023
Accumulation Unit Value, End of Period                                       --         13.559
Number of Units Outstanding, End of Period                                   --         291,061
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.261
Accumulation Unit Value, End of Period                                       --         11.348
Number of Units Outstanding, End of Period                                   --         63,349
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.897
Accumulation Unit Value, End of Period                                       --         13.398
Number of Units Outstanding, End of Period                                   --         159,805
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.384
Accumulation Unit Value, End of Period                                       --         10.484
Number of Units Outstanding, End of Period                                   --         365,218
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.603
Accumulation Unit Value, End of Period                                       --         13.436
Number of Units Outstanding, End of Period                                   --         102,076
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.720
Accumulation Unit Value, End of Period                                       --         13.044
Number of Units Outstanding, End of Period                                   --         43,273
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.964
Accumulation Unit Value, End of Period                                       --         9.893
Number of Units Outstanding, End of Period                                   --         58,698
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.009
Accumulation Unit Value, End of Period                                       --         13.550
Number of Units Outstanding, End of Period                                   --         73,282
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.351
Accumulation Unit Value, End of Period                                       --         14.632
Number of Units Outstanding, End of Period                                   --         122,815
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.870
Accumulation Unit Value, End of Period                                       --         13,148
Number of Units Outstanding, End of Period                                   --         120,162
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.711
Accumulation Unit Value, End of Period                                       --         12.132
Number of Units Outstanding, End of Period                                   --         287,147
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.678
Accumulation Unit Value, End of Period                                       --         14.114
Number of Units Outstanding, End of Period                                   --         20,101
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.827
Accumulation Unit Value, End of Period                                       --         13.616
Number of Units Outstanding, End of Period                                   --         124,143
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.607
Accumulation Unit Value, End of Period                                       --         12.448
Number of Units Outstanding, End of Period                                   --         499,375
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.710
Accumulation Unit Value, End of Period                                       --         16.942
Number of Units Outstanding, End of Period                                   --         30,297
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.408
Accumulation Unit Value, End of Period                                       --         13.653
Number of Units Outstanding, End of Period                                   --         105,675
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.618
Accumulation Unit Value, End of Period                                       --         12.940
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.956
Accumulation Unit Value, End of Period                                       --         11.785
Number of Units Outstanding, End of Period                                   --         63,623
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.807
Accumulation Unit Value, End of Period                                       --         13.408
Number of Units Outstanding, End of Period                                   --         216,906
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.936
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.323
Accumulation Unit Value, End of Period                                       --         13.929
Number of Units Outstanding, End of Period                                   --         25,012
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.603
Number of Units Outstanding, End of Period                                   --         38,530
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.411
Accumulation Unit Value, End of Period                                       --         14.569
Number of Units Outstanding, End of Period                                   --         53,977
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death
Benefit Option at 0.20% under the contracts on May 1, 2003, except for the Van
Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.30% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor  Contracts:  Accumulation Unit Value and Number of Accumulation
Units  Outstanding  for Each Variable  Sub-Account  Since  Contracts  Were First
Offered* (With the Earnings Protection Death Benefit Option (age 0-70))



                                                                        For the Years
                                                                      Beginning January
                                                                        1* and Ending
                                                                         December 31,
                                                                     ---------------------
Sub-Accounts                                                                 2002       2003
------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.855
Accumulation Unit Value, End of Period                                      10.855      13.434
Number of Units Outstanding, End of Period                                  9,631       52,956
------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.539
Accumulation Unit Value, End of Period                                      11.539      15.593
Number of Units Outstanding, End of Period                                   800        5,676
------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.229
Accumulation Unit Value, End of Period                                      11.229      14.608
Number of Units Outstanding, End of Period                                  1,847       5,214
------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      9.535
Accumulation Unit Value, End of Period                                      9.535       13.021
Number of Units Outstanding, End of Period                                   0          741
------------------------------------------------------------------------------------------
LSA Equity Growth (2)
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.017
Accumulation Unit Value, End of Period                                      10.017      12.177
Number of Units Outstanding, End of Period                                   0          1,059
------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.006
Accumulation Unit Value, End of Period                                      11.006      15.179
Number of Units Outstanding, End of Period                                    0         5,541
------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.328
Accumulation Unit Value, End of Period                                      10.328      12.726
Number of Units Outstanding, End of Period                                  6,537       37,806
------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
Accumulation Unit Value, Beginning of Period                                10.000      10.064
Accumulation Unit Value, End of Period                                      10.064      12.429
Number of Units Outstanding, End of Period                                    0         4,007
------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.700
Accumulation Unit Value, End of Period                                      10.700      13.136
Number of Units Outstanding, End of Period                                    0         3,899
------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.302
Number of Units Outstanding, End of Period                                      --      2,450
------------------------------------------------------------------------------------------
Oppenheimer Global Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.151
Accumulation Unit Value, End of Period                                      10.151      14.279
Number of Units Outstanding, End of Period                                    0         450
------------------------------------------------------------------------------------------
Oppenheimer High Income
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.665
Accumulation Unit Value, End of Period                                      10.665      12.999
Number of Units Outstanding, End of Period                                   321        18,046
------------------------------------------------------------------------------------------
Oppenheimer Main Street
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.180
Accumulation Unit Value, End of Period                                      10.180      12.674
Number of Units Outstanding, End of Period                                  20,922      90,423
------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.357
Accumulation Unit Value, End of Period                                      10.357      14.710
Number of Units Outstanding, End of Period                                  1,587       10,550
------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.555
Accumulation Unit Value, End of Period                                      10.555      12.175
Number of Units Outstanding, End of Period                                   217        5,896
------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.391
Accumulation Unit Value, End of Period                                      10.391      12.472
Number of Units Outstanding, End of Period                                    0         246
------------------------------------------------------------------------------------------
Putnam VT Growth and Income
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.801
Accumulation Unit Value, End of Period                                      10.801      13.547
Number of Units Outstanding, End of Period                                  2,682       26,735
------------------------------------------------------------------------------------------
Putnam VT Health Sciences
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      9.727
Accumulation Unit Value, End of Period                                      9.727       11.338
Number of Units Outstanding, End of Period                                    0         6,041
------------------------------------------------------------------------------------------
Putnam VT High Yield
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.744
Accumulation Unit Value, End of Period                                      10.744      13.387
Number of Units Outstanding, End of Period                                  15,030      57,594
------------------------------------------------------------------------------------------
Putnam VT Income
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.188
Accumulation Unit Value, End of Period                                      10.188      10.475
Number of Units Outstanding, End of Period                                   225        3,493
------------------------------------------------------------------------------------------
Putnam VT International Equity
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.608
Accumulation Unit Value, End of Period                                      10.608      13.424
Number of Units Outstanding, End of Period                                  1,419       5,542
------------------------------------------------------------------------------------------
Putnam VT Investors
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.411
Accumulation Unit Value, End of Period                                      10.411      13.032
Number of Units Outstanding, End of Period                                   121        6,819
------------------------------------------------------------------------------------------
Putnam VT Money Market
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      9.988
Accumulation Unit Value, End of Period                                      9.988       9.884
Number of Units Outstanding, End of Period                                    0         3,137
------------------------------------------------------------------------------------------
Putnam VT New Opportunities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.382
Accumulation Unit Value, End of Period                                      10.382      13.538
Number of Units Outstanding, End of Period                                    0         2,182
------------------------------------------------------------------------------------------
Putnam VT New Value
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.208
Accumulation Unit Value, End of Period                                      11.208      14.619
Number of Units Outstanding, End of Period                                    0         4,751
------------------------------------------------------------------------------------------
Putnam VT Research
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.646
Accumulation Unit Value, End of Period                                      10.646      13.136
Number of Units Outstanding, End of Period                                    0         948
------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.518
Accumulation Unit Value, End of Period                                      10.518      12.121
Number of Units Outstanding, End of Period                                    0         7,510
------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.474
Accumulation Unit Value, End of Period                                      11.474      14.101
Number of Units Outstanding, End of Period                                    0         1,991
------------------------------------------------------------------------------------------
Putnam VT Vista
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.376
Accumulation Unit Value, End of Period                                      10.376      13.604
Number of Units Outstanding, End of Period                                  1,547       8,190
------------------------------------------------------------------------------------------
Putnam VT Voyager
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.112
Accumulation Unit Value, End of Period                                      10.112      12.437
Number of Units Outstanding, End of Period                                  2,867       18,993
------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.237
Accumulation Unit Value, End of Period                                      11.237      16.927
Number of Units Outstanding, End of Period                                   612        1,177
------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.479
Accumulation Unit Value, End of Period                                      10.479      13.641
Number of Units Outstanding, End of Period                                    0         10,350
------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.725
Accumulation Unit Value, End of Period                                      10.725      12.929
Number of Units Outstanding, End of Period                                    0         891
------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      9.413
Accumulation Unit Value, End of Period                                      9.413       11.774
Number of Units Outstanding, End of Period                                    0         577
------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.656
Accumulation Unit Value, End of Period                                      10.656      13.397
Number of Units Outstanding, End of Period                                    0         4,067
------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                --          10.000
Accumulation Unit Value, End of Period                                      --          10.000
Number of Units Outstanding, End of Period                                  --          0
------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.258
Accumulation Unit Value, End of Period                                      10.258      11.926
Number of Units Outstanding, End of Period                                    0         0
------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      11.063
Accumulation Unit Value, End of Period                                      11.063      13.917
Number of Units Outstanding, End of Period                                    0         2,391
------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.598
Number of Units Outstanding, End of Period                                   --         128
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                10.000      10.704
Accumulation Unit Value, End of Period                                      10.704      14.556
Number of Units Outstanding, End of Period                                    0         1,542
------------------------------------------------------------------------------------------


* The Allstate Advisor Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option under the Contracts on October 14, 2002, except for the Oppenheimer Capital
Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT
Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP
Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT
Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van
Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable
Sub-Accounts, which were first offered under the Contracts on May 1, 2004.
Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.35% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation
Units Outstanding for Each Variable Sub-Account Since Contracts Were First
Offered* (With the MAV Death Benefit Option and the Enhanced Beneficiary
Protection (Annual Increase) Option, both added prior to May 1, 2003) or (With the Enhanced Beneficiary Protection (Annual Increase) Option added on or after
May 1, 2003)



                                                                              For the Years
                                                                            Beginning January
                                                                              1* and Ending
                                                                               December 31,
                                                                           ---------------------
Sub-Accounts                                                                       2002         2003
------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.853
Accumulation Unit Value, End of Period                                            10.853         13.425
Number of Units Outstanding, End of Period                                        5,100         187,409
------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.538
Accumulation Unit Value, End of Period                                            11.538         15.583
Number of Units Outstanding, End of Period                                        3,162         24,975
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.228
Accumulation Unit Value, End of Period                                            11.228         14.599
Number of Units Outstanding, End of Period                                        2,717         63,030
------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.534
Accumulation Unit Value, End of Period                                            9.534         13.013
Number of Units Outstanding, End of Period                                        1,615         31,914
------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.015
Accumulation Unit Value, End of Period                                            10.015         12.170
Number of Units Outstanding, End of Period                                          25          12,558
------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.028
Accumulation Unit Value, End of Period                                            11.028         15.170
Number of Units Outstanding, End of Period                                        2,077         24,622
------------------------------------------------------------------------------------------------
Mutual Shares Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.327
Accumulation Unit Value, End of Period                                            10.327         12.718
Number of Units Outstanding, End of Period                                        3,617         88,773
------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.063
Accumulation Unit Value, End of Period                                            10.063         12.422
Number of Units Outstanding, End of Period                                         135          22,922
------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.699
Accumulation Unit Value, End of Period                                            10.699         13.128
Number of Units Outstanding, End of Period                                        3,186         59,328
------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.298
Number of Units Outstanding, End of Period                                              --       36,758
------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.150
Accumulation Unit Value, End of Period                                            10.150         14.270
Number of Units Outstanding, End of Period                                        1,777         62,852
------------------------------------------------------------------------------------------------
Oppenheimer High Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.663
Accumulation Unit Value, End of Period                                            10.663         12.991
Number of Units Outstanding, End of Period                                        1,381         72,355
------------------------------------------------------------------------------------------------
Oppenheimer Main Street
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.179
Accumulation Unit Value, End of Period                                            10.179         12.666
Number of Units Outstanding, End of Period                                        3,722         185,575
------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.356
Accumulation Unit Value, End of Period                                            10.356         14.701
Number of Units Outstanding, End of Period                                        1,101         47,221
------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.553
Accumulation Unit Value, End of Period                                            10.553         12.168
Number of Units Outstanding, End of Period                                        2,623         125,885
------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.390
Accumulation Unit Value, End of Period                                            10.390         12.464
Number of Units Outstanding, End of Period                                        1,112         20,184
------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.800
Accumulation Unit Value, End of Period                                            10.800         13.539
Number of Units Outstanding, End of Period                                        3,907         148,791
------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.726
Accumulation Unit Value, End of Period                                            9.726         11.331
Number of Units Outstanding, End of Period                                        1,495         45.606
------------------------------------------------------------------------------------------------
Putnam VT High Yield
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.743
Accumulation Unit Value, End of Period                                            10.743         13.378
Number of Units Outstanding, End of Period                                          45          35,039
------------------------------------------------------------------------------------------------
Putnam VT Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.187
Accumulation Unit Value, End of Period                                            10.187         10.469
Number of Units Outstanding, End of Period                                        1,875         163,671
------------------------------------------------------------------------------------------------
Putnam VT International Equity
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.606
Accumulation Unit Value, End of Period                                            10.606         13.416
Number of Units Outstanding, End of Period                                        3,860         70,133
------------------------------------------------------------------------------------------------
Putnam VT Investors
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.409
Accumulation Unit Value, End of Period                                            10.409         13.024
Number of Units Outstanding, End of Period                                        1,761         18,051
------------------------------------------------------------------------------------------------
Putnam VT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.987
Accumulation Unit Value, End of Period                                            9.987         9.878
Number of Units Outstanding, End of Period                                        6,628         42,951
------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.381
Accumulation Unit Value, End of Period                                            10.381         13.530
Number of Units Outstanding, End of Period                                        1,607         24,457
------------------------------------------------------------------------------------------------
Putnam VT New Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.206
Accumulation Unit Value, End of Period                                            11.206         14.610
Number of Units Outstanding, End of Period                                        3,480         27,699
------------------------------------------------------------------------------------------------
Putnam VT Research
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.644
Accumulation Unit Value, End of Period                                            10.644         13.128
Number of Units Outstanding, End of Period                                         676          29,348
------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.517
Accumulation Unit Value, End of Period                                            10.517         12.113
Number of Units Outstanding, End of Period                                        2,782         117,130
------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.472
Accumulation Unit Value, End of Period                                            11.472         14.093
Number of Units Outstanding, End of Period                                         410          4,981
------------------------------------------------------------------------------------------------
Putnam VT Vista
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.374
Accumulation Unit Value, End of Period                                            10.374         13.596
Number of Units Outstanding, End of Period                                        2,477         33,102
------------------------------------------------------------------------------------------------
Putnam VT Voyager
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.111
Accumulation Unit Value, End of Period                                            10.111         12.429
Number of Units Outstanding, End of Period                                        7,147         202,024
------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.236
Accumulation Unit Value, End of Period                                            11.236         16.917
Number of Units Outstanding, End of Period                                          0            8,576
------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.477
Accumulation Unit Value, End of Period                                            10.477         13.633
Number of Units Outstanding, End of Period                                         306          46,409
------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.723
Accumulation Unit Value, End of Period                                            10.723         12.921
Number of Units Outstanding, End of Period                                          85          7,082
------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         --          --
Accumulation Unit Value, End of Period                                               --          --
Number of Units Outstanding, End of Period                                           --          --
------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         --         --
Accumulation Unit Value, End of Period                                               --         --
Number of Units Outstanding, End of Period                                           --         --
------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.412
Accumulation Unit Value, End of Period                                            9.412         11.767
Number of Units Outstanding, End of Period                                          0            35,558
------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.655
Accumulation Unit Value, End of Period                                            10.655         13.388
Number of Units Outstanding, End of Period                                        1,174         85,661
------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        --           10.000
Accumulation Unit Value, End of Period                                              --           10.000
Number of Units Outstanding, End of Period                                          --           0
------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.257
Accumulation Unit Value, End of Period                                            10.257         11.920
Number of Units Outstanding, End of Period                                         859          0
------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.062
Accumulation Unit Value, End of Period                                            11.062         13.908
Number of Units Outstanding, End of Period                                          0            4,540
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.593
Number of Units Outstanding, End of Period                                              --       6,384
------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.703
Accumulation Unit Value, End of Period                                            10.703         14.547
Number of Units Outstanding, End of Period                                        1,852         30,163
------------------------------------------------------------------------------------------------


* The Allstate Advisor Contracts were first offered with the MAV Death Benefit
Option at 0.15% and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.15% on October 14, 2002. The Enhanced Beneficiary Protection (Annual
Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van
Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable
Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1,
2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.




Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With the MAV Death Benefit Option added on or after May 1, 2003, and the
Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1,
2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.722
Accumulation Unit Value, End of Period                                       --         13.421
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.847
Accumulation Unit Value, End of Period                                       --         15.578
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.064
Accumulation Unit Value, End of Period                                       --         14.594
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.061
Accumulation Unit Value, End of Period                                       --         13.009
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.473
Accumulation Unit Value, End of Period                                       --         12.166
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.526
Accumulation Unit Value, End of Period                                       --         15.165
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.622
Accumulation Unit Value, End of Period                                       --         12.714
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.360
Accumulation Unit Value, End of Period                                       --         12.418
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.129
Accumulation Unit Value, End of Period                                       --         13.123
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.293
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.101
Accumulation Unit Value, End of Period                                       --         14.266
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.753
Accumulation Unit Value, End of Period                                       --         12.986
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.483
Accumulation Unit Value, End of Period                                       --         12.662
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.734
Accumulation Unit Value, End of Period                                       --         14.696
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.268
Accumulation Unit Value, End of Period                                       --         12.164
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.771
Accumulation Unit Value, End of Period                                       --         12.460
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.013
Accumulation Unit Value, End of Period                                       --         13.534
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.252
Accumulation Unit Value, End of Period                                       --         11.327
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.887
Accumulation Unit Value, End of Period                                       --         13.374
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.375
Accumulation Unit Value, End of Period                                       --         10.465
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.595
Accumulation Unit Value, End of Period                                       --         13.411
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.712
Accumulation Unit Value, End of Period                                       --         13.020
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.956
Accumulation Unit Value, End of Period                                       --         9.874
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.999
Accumulation Unit Value, End of Period                                       --         13.525
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.342
Accumulation Unit Value, End of Period                                       --         14.605
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.861
Accumulation Unit Value, End of Period                                       --         13.124
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.702
Accumulation Unit Value, End of Period                                       --         12.109
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.668
Accumulation Unit Value, End of Period                                       --         14.088
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.818
Accumulation Unit Value, End of Period                                       --         13.591
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.598
Accumulation Unit Value, End of Period                                       --         12.425
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.700
Accumulation Unit Value, End of Period                                       --         16.911
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.400
Accumulation Unit Value, End of Period                                       --         13.628
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.608
Accumulation Unit Value, End of Period                                       --         12.916
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.947
Accumulation Unit Value, End of Period                                       --         11.763
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.799
Accumulation Unit Value, End of Period                                       --         13.383
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.917
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.312
Accumulation Unit Value, End of Period                                       --         13.904
Number of Units Outstanding, End of Period                                   --         25,012
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.589
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.401
Accumulation Unit Value, End of Period                                       --         14.542
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death
Benefit Option at 0.20% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% under the Contracts on May 1, 2003, except for the Van
Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.45% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation
Units Outstanding for Each Variable Sub-Account Since Contracts Were First
Offered* (With the Earnings Protection Death Benefit Option (age 71-79)) or
(With the MAV Death Benefit Option or Enhanced Beneficiary Protection (Annual
Increase) Option, either added prior to May 1, 2003, and the Earnings Protection
Death Benefit Option (age 0-70))



                                                                             For the Years
                                                                           Beginning January
                                                                             1* and Ending
                                                                              December 31,
                                                                          ---------------------
Sub-Accounts                                                                  2002      2003
-----------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.851
Accumulation Unit Value, End of Period                                          10.851  13.409
Number of Units Outstanding, End of Period                                      5,784   10,763
-----------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.535
Accumulation Unit Value, End of Period                                          11.535  15.564
Number of Units Outstanding, End of Period                                      30      1,130
-----------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.225
Accumulation Unit Value, End of Period                                          11.225  14.581
Number of Units Outstanding, End of Period                                      2,264   4,254
-----------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.532
Accumulation Unit Value, End of Period                                          9.532   12.997
Number of Units Outstanding, End of Period                                      5,862   5,922
-----------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.013
Accumulation Unit Value, End of Period                                          10.013  12.155
Number of Units Outstanding, End of Period                                      187     1,353
-----------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.026
Accumulation Unit Value, End of Period                                          11.026  15.151
Number of Units Outstanding, End of Period                                      315      11,026
-----------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.324
Accumulation Unit Value, End of Period                                          10.324  12.703
Number of Units Outstanding, End of Period                                      641      9,088
-----------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.060
Accumulation Unit Value, End of Period                                          10.060  12.406
Number of Units Outstanding, End of Period                                      850     1,676
-----------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.696
Accumulation Unit Value, End of Period                                          10.696  13.112
Number of Units Outstanding, End of Period                                      841     2,358
-----------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.289
Number of Units Outstanding, End of Period                                      --      2,286
-----------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.148
Accumulation Unit Value, End of Period                                          10.148  14.253
Number of Units Outstanding, End of Period                                      0       1,072
-----------------------------------------------------------------------------------------------
Oppenheimer High Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.661
Accumulation Unit Value, End of Period                                          10.661  12.975
Number of Units Outstanding, End of Period                                      180     5,086
-----------------------------------------------------------------------------------------------
Oppenheimer Main Street
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.177
Accumulation Unit Value, End of Period                                          10.177  12.650
Number of Units Outstanding, End of Period                                      459     12,320
-----------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.354
Accumulation Unit Value, End of Period                                          10.354  14.682
Number of Units Outstanding, End of Period                                      273     2,795
-----------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.551
Accumulation Unit Value, End of Period                                          10.551  12.153
Number of Units Outstanding, End of Period                                      952     6,772
-----------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.388
Accumulation Unit Value, End of Period                                          10.388  12.448
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.798
Accumulation Unit Value, End of Period                                          10.798  13.522
Number of Units Outstanding, End of Period                                      1,099   13,022
-----------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.724
Accumulation Unit Value, End of Period                                          9.724   11.317
Number of Units Outstanding, End of Period                                      0       3,823
-----------------------------------------------------------------------------------------------
Putnam VT High Yield
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.741
Accumulation Unit Value, End of Period                                          10.741  13.362
Number of Units Outstanding, End of Period                                      9       1,424
-----------------------------------------------------------------------------------------------
Putnam VT Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.185
Accumulation Unit Value, End of Period                                          10.185  10.456
Number of Units Outstanding, End of Period                                      10      10,649
-----------------------------------------------------------------------------------------------
Putnam VT International Equity
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.604
Accumulation Unit Value, End of Period                                          10.604  13.399
Number of Units Outstanding, End of Period                                      5,166   12,003
-----------------------------------------------------------------------------------------------
Putnam VT Investors
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.407
Accumulation Unit Value, End of Period                                          10.407  13.008
Number of Units Outstanding, End of Period                                      0       2,132
-----------------------------------------------------------------------------------------------
Putnam VT Money Market
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.985
Accumulation Unit Value, End of Period                                          9.985   9.865
Number of Units Outstanding, End of Period                                      326     7,613
-----------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.379
Accumulation Unit Value, End of Period                                          10.379  13.513
Number of Units Outstanding, End of Period                                      471     1,223
-----------------------------------------------------------------------------------------------
Putnam VT New Value
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.204
Accumulation Unit Value, End of Period                                          11.204  14.592
Number of Units Outstanding, End of Period                                      2,723   4,489
-----------------------------------------------------------------------------------------------
Putnam VT Research
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.642
Accumulation Unit Value, End of Period                                          10.642  13.112
Number of Units Outstanding, End of Period                                      620     1,386
-----------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.515
Accumulation Unit Value, End of Period                                          10.515  12.098
Number of Units Outstanding, End of Period                                      9,240   19,097
-----------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.470
Accumulation Unit Value, End of Period                                          11.470  14.075
Number of Units Outstanding, End of Period                                      9       1,188
-----------------------------------------------------------------------------------------------
Putnam VT Vista
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.372
Accumulation Unit Value, End of Period                                          10.372  13.579
Number of Units Outstanding, End of Period                                      1,107   2,811
-----------------------------------------------------------------------------------------------
Putnam VT Voyager
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.109
Accumulation Unit Value, End of Period                                          10.109  12.414
Number of Units Outstanding, End of Period                                      5,782   16,031
-----------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.233
Accumulation Unit Value, End of Period                                          11.233  16.896
Number of Units Outstanding, End of Period                                      0       481
-----------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.475
Accumulation Unit Value, End of Period                                          10.475  13.616
Number of Units Outstanding, End of Period                                      825     2,717
-----------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.721
Accumulation Unit Value, End of Period                                          10.721  12.905
Number of Units Outstanding, End of Period                                      34      2,836
-----------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.410
Accumulation Unit Value, End of Period                                          9.410   11.753
Number of Units Outstanding, End of Period                                      0       2,886
-----------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.653
Accumulation Unit Value, End of Period                                          10.653  13.371
Number of Units Outstanding, End of Period                                      847     16,393
-----------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.255
Accumulation Unit Value, End of Period                                          10.255  11.907
Number of Units Outstanding, End of Period                                      35      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.059
Accumulation Unit Value, End of Period                                          11.059  13.891
Number of Units Outstanding, End of Period                                      0       48
-----------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      13.584
Number of Units Outstanding, End of Period                                      --      2,049
-----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.701
Accumulation Unit Value, End of Period                                          10.701  14.529
Number of Units Outstanding, End of Period                                      476     4,789
-----------------------------------------------------------------------------------------------


* The Allstate Advisor Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.15% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company
Growth Variable Sub-Accounts which were first offered under the Contracts on May
1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.50% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.













Allstate Advisor  Contracts:  Accumulation Unit Value and Number of Accumulation
Units  Outstanding  for Each Variable  Sub-Account  Since  Contracts  Were First
Offered* (With MAV Death Benefit Option and the Enhanced Beneficiary  Protection
(Annual Increase) Option, both added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.722
Accumulation Unit Value, End of Period                                       --         13.407
Number of Units Outstanding, End of Period                                   --         69,750
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.847
Accumulation Unit Value, End of Period                                       --         15.562
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.064
Accumulation Unit Value, End of Period                                       --         14.579
Number of Units Outstanding, End of Period                                   --         51,642
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.061
Accumulation Unit Value, End of Period                                       --         12.996
Number of Units Outstanding, End of Period                                   --         19,470
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.473
Accumulation Unit Value, End of Period                                       --         12.153
Number of Units Outstanding, End of Period                                   --         4,720
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.526
Accumulation Unit Value, End of Period                                       --         15.149
Number of Units Outstanding, End of Period                                   --         23,565
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.622
Accumulation Unit Value, End of Period                                       --         12.701
Number of Units Outstanding, End of Period                                   --         80,965
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.360
Accumulation Unit Value, End of Period                                       --         12.405
Number of Units Outstanding, End of Period                                   --         10,892
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.281
Number of Units Outstanding, End of Period                                   --         44,111
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.129
Accumulation Unit Value, End of Period                                       --         13.110
Number of Units Outstanding, End of Period                                   --         21,642
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.101
Accumulation Unit Value, End of Period                                       --         14.251
Number of Units Outstanding, End of Period                                   --         29,815
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.753
Accumulation Unit Value, End of Period                                       --         12.973
Number of Units Outstanding, End of Period                                   --         17,835
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.483
Accumulation Unit Value, End of Period                                       --         12.649
Number of Units Outstanding, End of Period                                   --         89,253
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.734
Accumulation Unit Value, End of Period                                       --         14.681
Number of Units Outstanding, End of Period                                   --         19,750
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.268
Accumulation Unit Value, End of Period                                       --         12.151
Number of Units Outstanding, End of Period                                   --         65,781
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.771
Accumulation Unit Value, End of Period                                       --         12.447
Number of Units Outstanding, End of Period                                   --         5,108
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.013
Accumulation Unit Value, End of Period                                       --         13.520
Number of Units Outstanding, End of Period                                   --         77,489
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.252
Accumulation Unit Value, End of Period                                       --         11.316
Number of Units Outstanding, End of Period                                   --         24,448
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.887
Accumulation Unit Value, End of Period                                       --         13.360
Number of Units Outstanding, End of Period                                   --         39,158
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.375
Accumulation Unit Value, End of Period                                       --         10.454
Number of Units Outstanding, End of Period                                   --         84,872
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.595
Accumulation Unit Value, End of Period                                       --         13.397
Number of Units Outstanding, End of Period                                   --         43,185
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.712
Accumulation Unit Value, End of Period                                       --         13.006
Number of Units Outstanding, End of Period                                   --         9,381
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.956
Accumulation Unit Value, End of Period                                       --         9.864
Number of Units Outstanding, End of Period                                   --         15,488
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.999
Accumulation Unit Value, End of Period                                       --         13.511
Number of Units Outstanding, End of Period                                   --         32,104
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.342
Accumulation Unit Value, End of Period                                       --         14.590
Number of Units Outstanding, End of Period                                   --         26,413
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.861
Accumulation Unit Value, End of Period                                       --         13.110
Number of Units Outstanding, End of Period                                   --         19,071
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.702
Accumulation Unit Value, End of Period                                       --         12.097
Number of Units Outstanding, End of Period                                   --         102,645
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.668
Accumulation Unit Value, End of Period                                       --         13.520
Number of Units Outstanding, End of Period                                   --         77,489
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.818
Accumulation Unit Value, End of Period                                       --         13.577
Number of Units Outstanding, End of Period                                   --         29,047
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.598
Accumulation Unit Value, End of Period                                       --         12.412
Number of Units Outstanding, End of Period                                   --         108,735
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.700
Accumulation Unit Value, End of Period                                       --         16.893
Number of Units Outstanding, End of Period                                   --         10,345
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.400
Accumulation Unit Value, End of Period                                       --         13.614
Number of Units Outstanding, End of Period                                   --         22,130
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.608
Accumulation Unit Value, End of Period                                       --         12.903
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.947
Accumulation Unit Value, End of Period                                       --         11.751
Number of Units Outstanding, End of Period                                   --         27,248
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.799
Accumulation Unit Value, End of Period                                       --         13.370
Number of Units Outstanding, End of Period                                   --         51,336
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.908
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.312
Accumulation Unit Value, End of Period                                       --         13.889
Number of Units Outstanding, End of Period                                   --         3,662
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.575
Number of Units Outstanding, End of Period                                   --         11,712
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.401
Accumulation Unit Value, End of Period                                       --         14.527
Number of Units Outstanding, End of Period                                   --         8,965
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death
Benefit Option at 0.20% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van
Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With the MAV Death Benefit Option, added on or after May 1, 2003, and the
Earnings Protection Death Benefit Option (age 0-70)) or (With the MAV Death
Benefit Option, added prior to May 1, 2003, and the Enhanced Beneficiary
Protection (Annual Increase) Option, added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.716
Accumulation Unit Value, End of Period                                       --         13.404
Number of Units Outstanding, End of Period                                   --         6,545
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.840
Accumulation Unit Value, End of Period                                       --         15.559
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.057
Accumulation Unit Value, End of Period                                       --         14.576
Number of Units Outstanding, End of Period                                   --         5,267
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.055
Accumulation Unit Value, End of Period                                       --         12.993
Number of Units Outstanding, End of Period                                   --         733
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.467
Accumulation Unit Value, End of Period                                       --         12.151
Number of Units Outstanding, End of Period                                   --         2,341
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.520
Accumulation Unit Value, End of Period                                       --         15.146
Number of Units Outstanding, End of Period                                   --         5,720
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.616
Accumulation Unit Value, End of Period                                       --         12,698
Number of Units Outstanding, End of Period                                   --         14,046
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.354
Accumulation Unit Value, End of Period                                       --         12.402
Number of Units Outstanding, End of Period                                   --         471
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.122
Accumulation Unit Value, End of Period                                       --         13.107
Number of Units Outstanding, End of Period                                   --         2,333
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.285
Number of Units Outstanding, End of Period                                   --         9.334
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.096
Accumulation Unit Value, End of Period                                       --         14.248
Number of Units Outstanding, End of Period                                   --         9,390
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.747
Accumulation Unit Value, End of Period                                       --         12.970
Number of Units Outstanding, End of Period                                   --         2,243
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.477
Accumulation Unit Value, End of Period                                       --         12.646
Number of Units Outstanding, End of Period                                   --         7,342
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.728
Accumulation Unit Value, End of Period                                       --         14.677
Number of Units Outstanding, End of Period                                   --         5,903
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.262
Accumulation Unit Value, End of Period                                       --         12.149
Number of Units Outstanding, End of Period                                   --         4,156
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.765
Accumulation Unit Value, End of Period                                       --         12.444
Number of Units Outstanding, End of Period                                   --         211
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.007
Accumulation Unit Value, End of Period                                       --         13.518
Number of Units Outstanding, End of Period                                   --         23,098
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.247
Accumulation Unit Value, End of Period                                       --         11.313
Number of Units Outstanding, End of Period                                   --         3,515
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.881
Accumulation Unit Value, End of Period                                       --         13.357
Number of Units Outstanding, End of Period                                   --         430
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.370
Accumulation Unit Value, End of Period                                       --         10.452
Number of Units Outstanding, End of Period                                   --         5,277
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.589
Accumulation Unit Value, End of Period                                       --         13.395
Number of Units Outstanding, End of Period                                   --         2,497
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.706
Accumulation Unit Value, End of Period                                       --         13.004
Number of Units Outstanding, End of Period                                   --         223
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.950
Accumulation Unit Value, End of Period                                       --         9.862
Number of Units Outstanding, End of Period                                   --         83
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.993
Accumulation Unit Value, End of Period                                       --         13.509
Number of Units Outstanding, End of Period                                   --         710
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.336
Accumulation Unit Value, End of Period                                       --         14.587
Number of Units Outstanding, End of Period                                   --         4,908
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.855
Accumulation Unit Value, End of Period                                       --         13.108
Number of Units Outstanding, End of Period                                   --         2,243
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.696
Accumulation Unit Value, End of Period                                       --         12.094
Number of Units Outstanding, End of Period                                   --         8,004
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.662
Accumulation Unit Value, End of Period                                       --         14.071
Number of Units Outstanding, End of Period                                   --         1,221
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.811
Accumulation Unit Value, End of Period                                       --         13.574
Number of Units Outstanding, End of Period                                   --         2,540
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.592
Accumulation Unit Value, End of Period                                       --         12.410
Number of Units Outstanding, End of Period                                   --         6,136
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.694
Accumulation Unit Value, End of Period                                       --         16.890
Number of Units Outstanding, End of Period                                   --         994
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.394
Accumulation Unit Value, End of Period                                       --         13.611
Number of Units Outstanding, End of Period                                   --         2,198
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.601
Accumulation Unit Value, End of Period                                       --         12.900
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.942
Accumulation Unit Value, End of Period                                       --         11.749
Number of Units Outstanding, End of Period                                   --         4,096
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.793
Accumulation Unit Value, End of Period                                       --         13.367
Number of Units Outstanding, End of Period                                   --         7,791
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.904
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.306
Accumulation Unit Value, End of Period                                       --         13.886
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.580
Number of Units Outstanding, End of Period                                   --         4,569
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.394
Accumulation Unit Value, End of Period                                       --         14.524
Number of Units Outstanding, End of Period                                   --         2,370
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered with the MAV Death Benefit
Option at 0.15% and with the Earnings Protection Death Benefit on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.55% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation
Units Outstanding for Each Variable Sub-Account Since Contracts Were First
Offered* (With the MAV Death Benefit Option, or the Enhanced Beneficiary
Protection (Annual Increase) Option, either added prior to May 1, 2003, and the
Earnings Protection Death Benefit Option (age 71-79)) or (With the Enhanced
Beneficiary Protection (Annual Increase) Option, added or on or after May 1,
2003, and the Earnings Protection Death Benefit Option (age 0-70) or (With the
MAV Death Benefit Option and Enhanced Beneficiary Protection (Annual Increase)
Option, both added prior to May 1, 2003, and the Earnings Protection Death
Benefit Option (age 0-70))



                                                                              For the Years
                                                                            Beginning January
                                                                              1* and Ending
                                                                               December 31,
                                                                           ---------------------
Sub-Accounts                                                                       2002         2003
------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.847
Accumulation Unit Value, End of Period                                            10.847         13.384
Number of Units Outstanding, End of Period                                          0            25,501
------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.531
Accumulation Unit Value, End of Period                                            11.531         15.535
Number of Units Outstanding, End of Period                                          0            4,748
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.222
Accumulation Unit Value, End of Period                                            11.222         14.554
Number of Units Outstanding, End of Period                                         164          19,628
------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.529
Accumulation Unit Value, End of Period                                            9.529         12.973
Number of Units Outstanding, End of Period                                          0            3,362
------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.010
Accumulation Unit Value, End of Period                                            10.010         12.132
Number of Units Outstanding, End of Period                                          18          1,756
------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.999
Accumulation Unit Value, End of Period                                            10.999         15.123
Number of Units Outstanding, End of Period                                          0            8,741
------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.321
Accumulation Unit Value, End of Period                                            10.321         12.680
Number of Units Outstanding, End of Period                                         388          14,375
------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.057
Accumulation Unit Value, End of Period                                            10.057         12.384
Number of Units Outstanding, End of Period                                          0            2,301
------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.693
Accumulation Unit Value, End of Period                                            10.693         13.087
Number of Units Outstanding, End of Period                                         834          15,387
------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.277
Number of Units Outstanding, End of Period                                              --       1,965
------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.145
Accumulation Unit Value, End of Period                                            10.145         14.227
Number of Units Outstanding, End of Period                                          12          4,893
------------------------------------------------------------------------------------------------
Oppenheimer High Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.658
Accumulation Unit Value, End of Period                                            10.658         12.951
Number of Units Outstanding, End of Period                                          0            10,677
------------------------------------------------------------------------------------------------
Oppenheimer Main Street
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.174
Accumulation Unit Value, End of Period                                            10.174         12.627
Number of Units Outstanding, End of Period                                          0            22,649
------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.350
Accumulation Unit Value, End of Period                                            10.350         14.655
Number of Units Outstanding, End of Period                                          0            21,064
------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.548
Accumulation Unit Value, End of Period                                            10.548         12.130
Number of Units Outstanding, End of Period                                         302          35,344
------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.384
Accumulation Unit Value, End of Period                                            10.384         12.425
Number of Units Outstanding, End of Period                                         337          3,074
------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.794
Accumulation Unit Value, End of Period                                            10.794         13.497
Number of Units Outstanding, End of Period                                         105          20,027
------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.720
Accumulation Unit Value, End of Period                                            9.720         11.296
Number of Units Outstanding, End of Period                                         349          4,801
------------------------------------------------------------------------------------------------
Putnam VT High Yield
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.737
Accumulation Unit Value, End of Period                                            10.737         13.337
Number of Units Outstanding, End of Period                                              0        3,121
------------------------------------------------------------------------------------------------
Putnam VT Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.182
Accumulation Unit Value, End of Period                                            10.182         10.436
Number of Units Outstanding, End of Period                                        5,847         45,841
------------------------------------------------------------------------------------------------
Putnam VT International Equity
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.601
Accumulation Unit Value, End of Period                                            10.601         13.374
Number of Units Outstanding, End of Period                                         508          17,290
------------------------------------------------------------------------------------------------
Putnam VT Investors
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.404
Accumulation Unit Value, End of Period                                            10.404         12.984
Number of Units Outstanding, End of Period                                          0            9,477
------------------------------------------------------------------------------------------------
Putnam VT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.981
Accumulation Unit Value, End of Period                                            9.981         9.847
Number of Units Outstanding, End of Period                                        9,925         15,127
------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.375
Accumulation Unit Value, End of Period                                            10.375         13,488
Number of Units Outstanding, End of Period                                          0            1,156
------------------------------------------------------------------------------------------------
Putnam VT New Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.200
Accumulation Unit Value, End of Period                                            11.200         14.565
Number of Units Outstanding, End of Period                                          22          1,109
------------------------------------------------------------------------------------------------
Putnam VT Research
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.639
Accumulation Unit Value, End of Period                                            10.639         13.088
Number of Units Outstanding, End of Period                                          0            6,228
------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.511
Accumulation Unit Value, End of Period                                            10.511         12.076
Number of Units Outstanding, End of Period                                         428          19.261
------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.466
Accumulation Unit Value, End of Period                                            11.466         14.049
Number of Units Outstanding, End of Period                                          0            1,804
------------------------------------------------------------------------------------------------
Putnam VT Vista
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.369
Accumulation Unit Value, End of Period                                            10.369         13.554
Number of Units Outstanding, End of Period                                         174          8,901
------------------------------------------------------------------------------------------------
Putnam VT Voyager
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.106
Accumulation Unit Value, End of Period                                            10.106         12.391
Number of Units Outstanding, End of Period                                         854          27,268
------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.229
Accumulation Unit Value, End of Period                                            11.229         16.865
Number of Units Outstanding, End of Period                                          0            6,291
------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.472
Accumulation Unit Value, End of Period                                            10.472         13.591
Number of Units Outstanding, End of Period                                          0            13,856
------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.718
Accumulation Unit Value, End of Period                                            10.718         12.881
Number of Units Outstanding, End of Period                                          0            5,472
------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.407
Accumulation Unit Value, End of Period                                            9.407         11.731
Number of Units Outstanding, End of Period                                          0            21,048
------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.649
Accumulation Unit Value, End of Period                                            10.649         13.347
Number of Units Outstanding, End of Period                                         201          16,774
------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.252
Accumulation Unit Value, End of Period                                            10.252         11.869
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.056
Accumulation Unit Value, End of Period                                            11.056         13.865
Number of Units Outstanding, End of Period                                          0            1,242
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of                                                         --       10.000
Number of Units Outstanding, End of Period                                              --       0
------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.570
Number of Units Outstanding, End of Period                                              --       104
------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.697
Accumulation Unit Value, End of Period                                            10.697         14.502
Number of Units Outstanding, End of Period                                         675          10,447
------------------------------------------------------------------------------------------------


* The Allstate Advisor Contracts were first offered with the MAV Death Benefit
Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase) Option at
0.15%, and the Earnings Protection Death Benefit Option on October 14, 2002. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van
Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van
Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income
Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth,
Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity
Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.65% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.












Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option, added on or after May 1, 2003, and the Earnings
Protection Death Benefit Option (age 71-79)) or (With the MAV Death Benefit
Option, added on or after May 1, 2003, and the Enhanced Beneficiary Protection
(Annual Increase) Option, added prior to May 1, 2003, and the Earnings
Protection Death Benefit Option (age 0-70))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.707
Accumulation Unit Value, End of Period                                       --         13.380
Number of Units Outstanding, End of Period                                   --         7,669
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.830
Accumulation Unit Value, End of Period                                       --         15.530
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.048
Accumulation Unit Value, End of Period                                       --         14.549
Number of Units Outstanding, End of Period                                   --         1,133
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.047
Accumulation Unit Value, End of Period                                       --         12.969
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.458
Accumulation Unit Value, End of Period                                       --         12.128
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.510
Accumulation Unit Value, End of Period                                       --         15.118
Number of Units Outstanding, End of Period                                   --         1,359
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.608
Accumulation Unit Value, End of Period                                       --         12.675
Number of Units Outstanding, End of Period                                   --         3,761
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.345
Accumulation Unit Value, End of Period                                       --         12.379
Number of Units Outstanding, End of Period                                   --         1,874
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.113
Accumulation Unit Value, End of Period                                       --         13.083
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.273
Number of Units Outstanding, End of Period                                   --         2,574
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.087
Accumulation Unit Value, End of Period                                       --         14.222
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.737
Accumulation Unit Value, End of Period                                       --         12.946
Number of Units Outstanding, End of Period                                   --         3,913
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.468
Accumulation Unit Value, End of Period                                       --         12.623
Number of Units Outstanding, End of Period                                   --         1,641
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.719
Accumulation Unit Value, End of Period                                       --         14.650
Number of Units Outstanding, End of Period                                   --         1,111
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.252
Accumulation Unit Value, End of Period                                       --         12.126
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.757
Accumulation Unit Value, End of Period                                       --         12.421
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.998
Accumulation Unit Value, End of Period                                       --         13.493
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.238
Accumulation Unit Value, End of Period                                       --         11.292
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.871
Accumulation Unit Value, End of Period                                       --         13.333
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.361
Accumulation Unit Value, End of Period                                       --         10.433
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.589
Accumulation Unit Value, End of Period                                       --         13.370
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.697
Accumulation Unit Value, End of Period                                       --         12.980
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.942
Accumulation Unit Value, End of Period                                       --         9.844
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.984
Accumulation Unit Value, End of Period                                       --         13.484
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.326
Accumulation Unit Value, End of Period                                       --         14.560
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.846
Accumulation Unit Value, End of Period                                       --         13.083
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.687
Accumulation Unit Value, End of Period                                       --         12.072
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.652
Accumulation Unit Value, End of Period                                       --         14.045
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.803
Accumulation Unit Value, End of Period                                       --         13.549
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.583
Accumulation Unit Value, End of Period                                       --         12.387
Number of Units Outstanding, End of Period                                   --         2,071
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.684
Accumulation Unit Value, End of Period                                       --         16.859
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.385
Accumulation Unit Value, End of Period                                       --         13.586
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.592
Accumulation Unit Value, End of Period                                       --         12.877
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.934
Accumulation Unit Value, End of Period                                       --         11.727
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.784
Accumulation Unit Value, End of Period                                       --         13.342
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.885
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.295
Accumulation Unit Value, End of Period                                       --         13.861
Number of Units Outstanding, End of Period                                   --         899
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.566
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.385
Accumulation Unit Value, End of Period                                       --         14.497
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002, the MAV Death Benefit
Option at 0.20% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION
UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST
OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION
(ANNUAL INCREASE) OPTION, BOTH ADDED PRIOR TO MAY 1, 2003, AND THE EARNINGS
PROTECTION DEATH BENEFIT OPTION (AGE 71-79))OR (WITH THE ENHANCED BENEFICIARY
PROTECTION (ANNUAL INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE
EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79)) OR (WITH THE MAV DEATH
BENEFIT OPTION, ADDED PRIOR TO MAY 1, 2003, THE ENHANCED BENEFICIARY PROTECTION
(ANNUAL INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS
PROTECTION DEATH BENEFIT OPTION (AGE 0-70))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                             ------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.844
 Accumulation Unit Value, End of Period                       10.844    13.359
 Number of Units Outstanding, End of Period                      570     5,100
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.528
 Accumulation Unit Value, End of Period                       11.528    15.507
 Number of Units Outstanding, End of Period                      399       399
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.218
 Accumulation Unit Value, End of Period                       11.218    14.527
 Number of Units Outstanding, End of Period                        0       336
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.526
 Accumulation Unit Value, End of Period                        9.526    12.949
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.007
 Accumulation Unit Value, End of Period                       10.007    12.110
 Number of Units Outstanding, End of Period                        0     1,732
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.018
 Accumulation Unit Value, End of Period                       11.018    15.095
 Number of Units Outstanding, End of Period                      562     1,531
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.318
 Accumulation Unit Value, End of Period                       10.318    12.656
 Number of Units Outstanding, End of Period                      598     5,774
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.054
 Accumulation Unit Value, End of Period                       10.054    12.361
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.689
 Accumulation Unit Value, End of Period                       10.689    13.063
 Number of Units Outstanding, End of Period                        0     9,972
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    12.264
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.141
 Accumulation Unit Value, End of Period                       10.141    14.200
 Number of Units Outstanding, End of Period                        0    10,141
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.654
 Accumulation Unit Value, End of Period                       10.654    12.927
Number of Units Outstanding, End of Period                        0     2,095
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.170
 Accumulation Unit Value, End of Period                       10.170    12.604
 Number of Units Outstanding, End of Period                      596     3,563
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.347
 Accumulation Unit Value, End of Period                       10.347    14.628
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.544
 Accumulation Unit Value, End of Period                       10.544    12.108
 Number of Units Outstanding, End of Period                    1,559    10,907
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.381
 Accumulation Unit Value, End of Period                       10.381    12.402
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.791
 Accumulation Unit Value, End of Period                       10.791    13.472
 Number of Units Outstanding, End of Period                      665     2,374
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.717
 Accumulation Unit Value, End of Period                        9.717    11.275
 Number of Units Outstanding, End of Period                        0       435
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.734
 Accumulation Unit Value, End of Period                       10.734    13.312
 Number of Units Outstanding, End of Period                        0     1,989
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.178
 Accumulation Unit Value, End of Period                       10.178    10.417
 Number of Units Outstanding, End of Period                      998     5,803
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.597
 Accumulation Unit Value, End of Period                       10.597    13.350
 Number of Units Outstanding, End of Period                    1,034     2,219
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.400
 Accumulation Unit Value, End of Period                       10.400    12.960
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.978
 Accumulation Unit Value, End of Period                        9.978     9.829
 Number of Units Outstanding, End of Period                      618     2,196
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.372
 Accumulation Unit Value, End of Period                       10.372    13.463
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.197
 Accumulation Unit Value, End of Period                       11.197    14.538
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.635
 Accumulation Unit Value, End of Period                       10.635    13.064
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.508
 Accumulation Unit Value, End of Period                       10.508    12.054
 Number of Units Outstanding, End of Period                      586     3,964
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.462
 Accumulation Unit Value, End of Period                       11.462    14.023
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.365
 Accumulation Unit Value, End of Period                       10.365    13.529
 Number of Units Outstanding, End of Period                      447       781
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.102
 Accumulation Unit Value, End of Period                       10.102    12.368
 Number of Units Outstanding, End of Period                    1,286     2,506
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.226
 Accumulation Unit Value, End of Period                       11.226    16.833
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.468
 Accumulation Unit Value, End of Period                       10.468    13.565
 Number of Units Outstanding, End of Period                        0     3,988
-------------------------------------------------------------------------------
Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.714
 Accumulation Unit Value, End of Period                       10.714     2.857
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.404
 Accumulation Unit Value, End of Period                        9.404    11.709
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.646
 Accumulation Unit Value, End of Period                       10.646    13.322
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.248
 Accumulation Unit Value, End of Period                       10.248    11.869
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.052
 Accumulation Unit Value, End of Period                       11.052    13.840
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Mid Cap Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.694
 Accumulation Unit Value, End of Period                       10.694    14.475
 Number of Units Outstanding, End of Period                      585     2,037
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    13.556
 Number of Units Outstanding, End of Period                       --       356
-------------------------------------------------------------------------------


* The Allstate Advisor Contracts were first offered with the MAV Death Benefit
Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase) Option at
0.15%, and the Earnings Protection Death Benefit Option on October 14, 2002. The
Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer
Capital Appreciation and Van Kampen UIF Small Company Growth Variable
Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen
UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered May 1,
2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 shown, and the FTVIP Franklin
Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive
Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van Kampen UIF
Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit
Values for the Variable Sub-Accounts first offered December 31, 2003 and May 1,
2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, both added on or after May 1, 2003, and the Earnings
Protection Death Benefit Option (age 0-70)) or (With the MAV Death Benefit
Option, added on or after May 1, 2003, the Enhanced Beneficiary Protection
(Annual Increase) Option, added prior to May 1, 2003, and the Earnings
Protection Death Benefit Option (age 71-79))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.707
Accumulation Unit Value, End of Period                                       --         13.366
Number of Units Outstanding, End of Period                                   --         6,414
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.830
Accumulation Unit Value, End of Period                                       --         15.514
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.048
Accumulation Unit Value, End of Period                                       --         14.534
Number of Units Outstanding, End of Period                                   --         8,942
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.047
Accumulation Unit Value, End of Period                                       --         12.956
Number of Units Outstanding, End of Period                                   --         4,460
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.458
Accumulation Unit Value, End of Period                                       --         12.116
Number of Units Outstanding, End of Period                                   --         2,407
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.510
Accumulation Unit Value, End of Period                                       --         15.103
Number of Units Outstanding, End of Period                                   --         3,089
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.608
Accumulation Unit Value, End of Period                                       --         12.662
Number of Units Outstanding, End of Period                                   --         9,049
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.345
Accumulation Unit Value, End of Period                                       --         12.367
Number of Units Outstanding, End of Period                                   --         8,270
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.113
Accumulation Unit Value, End of Period                                       --         13.069
Number of Units Outstanding, End of Period                                   --         6,553
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.260
Number of Units Outstanding, End of Period                                   --         11,735
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.087
Accumulation Unit Value, End of Period                                       --         14.207
Number of Units Outstanding, End of Period                                   --         9,009
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.737
Accumulation Unit Value, End of Period                                       --         12.933
Number of Units Outstanding, End of Period                                   --         3,784
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.468
Accumulation Unit Value, End of Period                                       --         12.610
Number of Units Outstanding, End of Period                                   --         14,325
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.719
Accumulation Unit Value, End of Period                                       --         14.635
Number of Units Outstanding, End of Period                                   --         9,564
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.252
Accumulation Unit Value, End of Period                                       --         12.114
Number of Units Outstanding, End of Period                                   --         12,851
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.756
Accumulation Unit Value, End of Period                                       --         12.408
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.998
Accumulation Unit Value, End of Period                                       --         13.479
Number of Units Outstanding, End of Period                                   --         12,776
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.238
Accumulation Unit Value, End of Period                                       --         11.281
Number of Units Outstanding, End of Period                                   --         5,054
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.871
Accumulation Unit Value, End of Period                                       --         13.319
Number of Units Outstanding, End of Period                                   --         2,954
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.361
Accumulation Unit Value, End of Period                                       --         10.422
Number of Units Outstanding, End of Period                                   --         20,519
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.580
Accumulation Unit Value, End of Period                                       --         13.356
Number of Units Outstanding, End of Period                                   --         1,504
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.697
Accumulation Unit Value, End of Period                                       --         12.966
Number of Units Outstanding, End of Period                                   --         1,089
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.942
Accumulation Unit Value, End of Period                                       --         9.834
Number of Units Outstanding, End of Period                                   --         1,411
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.984
Accumulation Unit Value, End of Period                                       --         13.470
Number of Units Outstanding, End of Period                                   --         3,072
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.326
Accumulation Unit Value, End of Period                                       --         14.545
Number of Units Outstanding, End of Period                                   --         3,196
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.846
Accumulation Unit Value, End of Period                                       --         13.070
Number of Units Outstanding, End of Period                                   --         1,293
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.687
Accumulation Unit Value, End of Period                                       --         12.060
Number of Units Outstanding, End of Period                                   --         10,003
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.652
Accumulation Unit Value, End of Period                                       --         14.030
Number of Units Outstanding, End of Period                                   --         847
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.803
Accumulation Unit Value, End of Period                                       --         13.535
Number of Units Outstanding, End of Period                                   --         5,259
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.583
Accumulation Unit Value, End of Period                                       --         12.374
Number of Units Outstanding, End of Period                                   --         14,461
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.684
Accumulation Unit Value, End of Period                                       --         16.842
Number of Units Outstanding, End of Period                                   --         798
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.385
Accumulation Unit Value, End of Period                                       --         13.572
Number of Units Outstanding, End of Period                                   --         9,394
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.592
Accumulation Unit Value, End of Period                                       --         12.863
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.934
Accumulation Unit Value, End of Period                                       --         11.715
Number of Units Outstanding, End of Period                                   --         3,348
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.783
Accumulation Unit Value, End of Period                                       --         13.328
Number of Units Outstanding, End of Period                                   --         12,743
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.876
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.295
Accumulation Unit Value, End of Period                                       --         13.847
Number of Units Outstanding, End of Period                                   --         576
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.552
Number of Units Outstanding, End of Period                                   --         1,958
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.385
Accumulation Unit Value, End of Period                                       --         14.482
Number of Units Outstanding, End of Period                                   --         2,437
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% were first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.85% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.




Allstate Advisor Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option, added prior to May 1, 2003, the Enhanced
Beneficiary Protection (Annual Increase) Option, added on or after May 1, 2003, and the Earnings Protection Death Benefit Option (age 71-79))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.698
Accumulation Unit Value, End of Period                                       --         13.346
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.820
Accumulation Unit Value, End of Period                                       --         15.491
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.039
Accumulation Unit Value, End of Period                                       --         14.512
Number of Units Outstanding, End of Period                                   --         30
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.039
Accumulation Unit Value, End of Period                                       --         12.936
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.450
Accumulation Unit Value, End of Period                                       --         12.097
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.501
Accumulation Unit Value, End of Period                                       --         15.080
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.599
Accumulation Unit Value, End of Period                                       --         12.643
Number of Units Outstanding, End of Period                                   --         37
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.337
Accumulation Unit Value, End of Period                                       --         12.348
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.104
Accumulation Unit Value, End of Period                                       --         13.050
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.252
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.079
Accumulation Unit Value, End of Period                                       --         14.186
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.727
Accumulation Unit Value, End of Period                                       --         12.914
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.460
Accumulation Unit Value, End of Period                                       --         12.591
Number of Units Outstanding, End of Period                                   --         35
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.710
Accumulation Unit Value, End of Period                                       --         14.613
Number of Units Outstanding, End of Period                                   --         31
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.243
Accumulation Unit Value, End of Period                                       --         12.096
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.748
Accumulation Unit Value, End of Period                                       --         12.390
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         13.458
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.230
Accumulation Unit Value, End of Period                                       --         11.264
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.861
Accumulation Unit Value, End of Period                                       --         13.299
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.352
Accumulation Unit Value, End of Period                                       --         10.406
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.571
Accumulation Unit Value, End of Period                                       --         13.336
Number of Units Outstanding, End of Period                                   --         36
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.688
Accumulation Unit Value, End of Period                                       --         12.947
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.933
Accumulation Unit Value, End of Period                                       --         9.819
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.975
Accumulation Unit Value, End of Period                                       --         13.449
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.317
Accumulation Unit Value, End of Period                                       --         14.523
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.837
Accumulation Unit Value, End of Period                                       --         13.050
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         12.041
Number of Units Outstanding, End of Period                                   --         36
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.642
Accumulation Unit Value, End of Period                                       --         14.009
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.794
Accumulation Unit Value, End of Period                                       --         13.515
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.574
Accumulation Unit Value, End of Period                                       --         12.355
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.674
Accumulation Unit Value, End of Period                                       --         16.816
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.377
Accumulation Unit Value, End of Period                                       --         13.551
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.583
Accumulation Unit Value, End of Period                                       --         12.844
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         11.697
Number of Units Outstanding, End of Period                                   --         36
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.774
Accumulation Unit Value, End of Period                                       --         13.308
Number of Units Outstanding, End of Period                                   --         36
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.860
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.285
Accumulation Unit Value, End of Period                                       --         13.826
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.543
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.376
Accumulation Unit Value, End of Period                                       --         14.460
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Contracts were first offered with the MAV Death Benefit
Option at 0.15% and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate  Advisor  Plus  Contracts:   Accumulation  Unit  Value  and  Number  of
Accumulation  Units  Outstanding for Each Variable  Sub-Account  Since Contracts
Were First Offered*  (With MAV Death Benefit Option or the Enhanced  Beneficiary
Protection (Annual Increase) Option, either added prior to May 1, 2003)



                                                                               For the Years
                                                                             Beginning January
                                                                               1* and Ending
                                                                                December 31,
                                                                            ---------------------
Sub-Accounts                                                                        2002        2003
-------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.850
Accumulation Unit Value, End of Period                                             10.850        13.401
Number of Units Outstanding, End of Period                                         1,502         77,045
-------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.534
Accumulation Unit Value, End of Period                                             11.534        15.554
Number of Units Outstanding, End of Period                                          180 21,361
-------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.224
Accumulation Unit Value, End of Period                                             11.224        14.572
Number of Units Outstanding, End of Period                                          911 30,988
-------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.531
Accumulation Unit Value, End of Period                                             9.531         12.989
Number of Units Outstanding, End of Period                                         3,510         16,227
-------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.012
Accumulation Unit Value, End of Period                                             10.012        12.147
Number of Units Outstanding, End of Period                                           0          12,108
-------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.024
Accumulation Unit Value, End of Period                                             11.024        15.142
Number of Units Outstanding, End of Period                                         1,603         14,346
-------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.323
Accumulation Unit Value, End of Period                                             10.323        12.695
Number of Units Outstanding, End of Period                                         1,896         59,657
-------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.059
Accumulation Unit Value, End of Period                                             10.059        12.399
Number of Units Outstanding, End of Period                                         1,713         12,413
-------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.695
Accumulation Unit Value, End of Period                                             10.695        13.104
Number of Units Outstanding, End of Period                                         1,225         24,585
-------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.285
Number of Units Outstanding, End of Period                                              --       4,470
-------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.147
Accumulation Unit Value, End of Period                                             10.147        14.244
Number of Units Outstanding, End of Period                                         5,708         30,116
-------------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.660
Accumulation Unit Value, End of Period                                             10.660        12.967
Number of Units Outstanding, End of Period                                           0          26,302
-------------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.176
Accumulation Unit Value, End of Period                                             10.176        12.643
Number of Units Outstanding, End of Period                                         2,344         196,078
-------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.353
Accumulation Unit Value, End of Period                                             10.353        14.673
Number of Units Outstanding, End of Period                                         3,694         26,318
-------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.550
Accumulation Unit Value, End of Period                                             10.550        12.145
Number of Units Outstanding, End of Period                                          833         94,515
-------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.387
Accumulation Unit Value, End of Period                                             10.387        12.441
Number of Units Outstanding, End of Period                                          109         17,365
-------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.797
Accumulation Unit Value, End of Period                                             10.797        13.514
Number of Units Outstanding, End of Period                                         3,470         220,178
-------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.723
Accumulation Unit Value, End of Period                                             9.723         11.310
Number of Units Outstanding, End of Period                                         1,619         16,317
-------------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.740
Accumulation Unit Value, End of Period                                             10.740        13.354
Number of Units Outstanding, End of Period                                          791         39,523
-------------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.184
Accumulation Unit Value, End of Period                                             10.184        10.449
Number of Units Outstanding, End of Period                                         3,057         164,929
-------------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.603
Accumulation Unit Value, End of Period                                             10.603        13.391
Number of Units Outstanding, End of Period                                         1,667         24,868
-------------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.406
Accumulation Unit Value, End of Period                                             10.406        13.000
Number of Units Outstanding, End of Period                                         6,821         51,654
-------------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.984
Accumulation Unit Value, End of Period                                             9.984         9.859
Number of Units Outstanding, End of Period                                          350         25,102
-------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.378
Accumulation Unit Value, End of Period                                             10.378        13.505
Number of Units Outstanding, End of Period                                         5,833         66,718
-------------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.203
Accumulation Unit Value, End of Period                                             11.203        14.583
Number of Units Outstanding, End of Period                                         2,918         36,395
-------------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.641
Accumulation Unit Value, End of Period                                             10.641        13.104
Number of Units Outstanding, End of Period                                          229         35,498
-------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.514
Accumulation Unit Value, End of Period                                             10.514        12.091
Number of Units Outstanding, End of Period                                         3,459         47,893
-------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.469
Accumulation Unit Value, End of Period                                             11.469        14.067
Number of Units Outstanding, End of Period                                           0          1,219
-------------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.371
Accumulation Unit Value, End of Period                                             10.371        13.571
Number of Units Outstanding, End of Period                                          100         9,725
-------------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.108
Accumulation Unit Value, End of Period                                             10.108        12.406
Number of Units Outstanding, End of Period                                         8,427         233,064
-------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.232
Accumulation Unit Value, End of Period                                             11.232        16.885
Number of Units Outstanding, End of Period                                           0          11,578
-------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.474
Accumulation Unit Value, End of Period                                             10.474        13.607
Number of Units Outstanding, End of Period                                         1,765         12,604
-------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.720
Accumulation Unit Value, End of Period                                             10.720        12.897
Number of Units Outstanding, End of Period                                           0          23,420
-------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.409
Accumulation Unit Value, End of Period                                             9.409         11.745
Number of Units Outstanding, End of Period                                         1,475         60,257
-------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.652
Accumulation Unit Value, End of Period                                             10.652        13.363
Number of Units Outstanding, End of Period                                         3,298         97,138
-------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.254
Accumulation Unit Value, End of Period                                             10.254        11.901
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.058
Accumulation Unit Value, End of Period                                             11.058        13.883
Number of Units Outstanding, End of Period                                           0          1,661
-------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.580
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.700
Accumulation Unit Value, End of Period                                             10.700        14.520
Number of Units Outstanding, End of Period                                         2,185         21,665
-------------------------------------------------------------------------------------------------


* The Allstate Advisor Plus Contracts were first offered on October 14, 2002.
All of the Variable Sub-Accounts shown above were first offered with the MAV
Death Benefit Option at 0.15% or the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.55% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.713
Accumulation Unit Value, End of Period                                       --         13.396
Number of Units Outstanding, End of Period                                   --         75,206
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.837
Accumulation Unit Value, End of Period                                       --         15.549
Number of Units Outstanding, End of Period                                   --         4,285
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.054
Accumulation Unit Value, End of Period                                       --         14.567
Number of Units Outstanding, End of Period                                   --         68,143
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.053
Accumulation Unit Value, End of Period                                       --         12.985
Number of Units Outstanding, End of Period                                   --         25,586
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.464
Accumulation Unit Value, End of Period                                       --         12.143
Number of Units Outstanding, End of Period                                   --         12,165
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.517
Accumulation Unit Value, End of Period                                       --         15.137
Number of Units Outstanding, End of Period                                   --         16,792
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.613
Accumulation Unit Value, End of Period                                       --         12.690
Number of Units Outstanding, End of Period                                   --         67,908
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.351
Accumulation Unit Value, End of Period                                       --         12.395
Number of Units Outstanding, End of Period                                   --         9,379
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.119
Accumulation Unit Value, End of Period                                       --         13.099
Number of Units Outstanding, End of Period                                   --         48,461
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.281
Number of Units Outstanding, End of Period                                   --         67,679
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.093
Accumulation Unit Value, End of Period                                       --         14.239
Number of Units Outstanding, End of Period                                   --         30,904
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.744
Accumulation Unit Value, End of Period                                       --         12.962
Number of Units Outstanding, End of Period                                   --         22,070
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.474
Accumulation Unit Value, End of Period                                       --         12.638
Number of Units Outstanding, End of Period                                   --         81,698
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.724
Accumulation Unit Value, End of Period                                       --         14.668
Number of Units Outstanding, End of Period                                   --         50,170
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.258
Accumulation Unit Value, End of Period                                       --         12.141
Number of Units Outstanding, End of Period                                   --         147,953
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.762
Accumulation Unit Value, End of Period                                       --         12.437
Number of Units Outstanding, End of Period                                   --         21,380
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.004
Accumulation Unit Value, End of Period                                       --         13.509
Number of Units Outstanding, End of Period                                   --         165,077
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.244
Accumulation Unit Value, End of Period                                       --         11.306
Number of Units Outstanding, End of Period                                   --         24,890
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.877
Accumulation Unit Value, End of Period                                       --         13.349
Number of Units Outstanding, End of Period                                   --         35,916
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.366
Accumulation Unit Value, End of Period                                       --         10.446
Number of Units Outstanding, End of Period                                   --         118,273
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.586
Accumulation Unit Value, End of Period                                       --         13.386
Number of Units Outstanding, End of Period                                   --         49,879
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.703
Accumulation Unit Value, End of Period                                       --         12.996
Number of Units Outstanding, End of Period                                   --         50,289
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.947
Accumulation Unit Value, End of Period                                       --         9.857
Number of Units Outstanding, End of Period                                   --         40,084
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.990
Accumulation Unit Value, End of Period                                       --         13.500
Number of Units Outstanding, End of Period                                   --         20,345
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.332
Accumulation Unit Value, End of Period                                       --         14.578
Number of Units Outstanding, End of Period                                   --         49,676
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.852
Accumulation Unit Value, End of Period                                       --         13.100
Number of Units Outstanding, End of Period                                   --         23,569
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.693
Accumulation Unit Value, End of Period                                       --         12.087
Number of Units Outstanding, End of Period                                   --         101,791
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.658
Accumulation Unit Value, End of Period                                       --         14.062
Number of Units Outstanding, End of Period                                   --         5,380
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.809
Accumulation Unit Value, End of Period                                       --         13.566
Number of Units Outstanding, End of Period                                   --         24,986
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.589
Accumulation Unit Value, End of Period                                       --         12.402
Number of Units Outstanding, End of Period                                   --         182,243
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.691
Accumulation Unit Value, End of Period                                       --         16.880
Number of Units Outstanding, End of Period                                   --         33,613
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.391
Accumulation Unit Value, End of Period                                       --         13.603
Number of Units Outstanding, End of Period                                   --         23,065
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.599
Accumulation Unit Value, End of Period                                       --         12.892
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.939
Accumulation Unit Value, End of Period                                       --         11.741
Number of Units Outstanding, End of Period                                   --         38,047
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.790
Accumulation Unit Value, End of Period                                       --         13.359
Number of Units Outstanding, End of Period                                   --         139,645
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.898
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.302
Accumulation Unit Value, End of Period                                       --         13.878
Number of Units Outstanding, End of Period                                   --         3,678
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.575
Number of Units Outstanding, End of Period                                   --         18,118
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.391
Accumulation Unit Value, End of Period                                       --         14.515
Number of Units Outstanding, End of Period                                   --         33,080
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered on October 14, 2002.
All of the Variable Sub-Accounts shown above were first offered with the MAV
Death Benefit Option at 0.20% under the Contracts on May 1, 2003, except for the
Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units Outstanding for Each Variable Sub-Account
Since Contracts Were First Offered* (With the Earnings Protection Death Benefit Option (age 0-70))



                                                                                For the Years
                                                                              Beginning January
                                                                                1* and Ending
                                                                                 December 31,
                                                                             ---------------------
Sub-Accounts                                                                         2002       2003
--------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.847
Accumulation Unit Value, End of Period                                              10.847       13.384
Number of Units Outstanding, End of Period                                            0          9,772
--------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.531
Accumulation Unit Value, End of Period                                              11.531       15.535
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.222
Accumulation Unit Value, End of Period                                              11.222       14.554
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.529
Accumulation Unit Value, End of Period                                              9.529        12.973
Number of Units Outstanding, End of Period                                            0          2,660
--------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.010
Accumulation Unit Value, End of Period                                              10.010       12.132
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.999
Accumulation Unit Value, End of Period                                              10.999       15.123
Number of Units Outstanding, End of Period                                            0          804
--------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.321
Accumulation Unit Value, End of Period                                              10.321       12.679
Number of Units Outstanding, End of Period                                            0          7,781
--------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.057
Accumulation Unit Value, End of Period                                              10.057       12.384
Number of Units Outstanding, End of Period                                            0          1,731
--------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.693
Accumulation Unit Value, End of Period                                              10.693       13.087
Number of Units Outstanding, End of Period                                            0          3,341
--------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.277
Number of Units Outstanding, End of Period                                              --       743
--------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.145
Accumulation Unit Value, End of Period                                              10.145       14.227
Number of Units Outstanding, End of Period                                            0          2,855
--------------------------------------------------------------------------------------------------
Oppenheimer High Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.658
Accumulation Unit Value, End of Period                                              10.658       12.951
Number of Units Outstanding, End of Period                                            0          262
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street (4)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.174
Accumulation Unit Value, End of Period                                              10.174       12.627
Number of Units Outstanding, End of Period                                            0 3,123
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.350
Accumulation Unit Value, End of Period                                              10.350       14.655
Number of Units Outstanding, End of Period                                            0          3,265
--------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.548
Accumulation Unit Value, End of Period                                              10.548       12.130
Number of Units Outstanding, End of Period                                            0          2,956
--------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.384
Accumulation Unit Value, End of Period                                              10.384       12.425
Number of Units Outstanding, End of Period                                            0          477
--------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.794
Accumulation Unit Value, End of Period                                              10.794       13.497
Number of Units Outstanding, End of Period                                            0          2,660
--------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.720
Accumulation Unit Value, End of Period                                              9.720        11.296
Number of Units Outstanding, End of Period                                            0          616
--------------------------------------------------------------------------------------------------
Putnam VT High Yield
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.737
Accumulation Unit Value, End of Period                                              10.737       13.337
Number of Units Outstanding, End of Period                                            0          4,749
--------------------------------------------------------------------------------------------------
Putnam VT Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.182
Accumulation Unit Value, End of Period                                              10.182       10.436
Number of Units Outstanding, End of Period                                            0          3,822
--------------------------------------------------------------------------------------------------
Putnam VT International Equity
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.601
Accumulation Unit Value, End of Period                                              10.601       13.374
Number of Units Outstanding, End of Period                                            0          819
--------------------------------------------------------------------------------------------------
Putnam VT Investors
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.404
Accumulation Unit Value, End of Period                                              10.404       12.984
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
Putnam VT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.981
Accumulation Unit Value, End of Period                                              9.981        9.847
Number of Units Outstanding, End of Period                                            0          1,949
--------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.375
Accumulation Unit Value, End of Period                                              10.375       13.488
Number of Units Outstanding, End of Period                                            0          1,912
--------------------------------------------------------------------------------------------------
Putnam VT New Value
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.200
Accumulation Unit Value, End of Period                                              11.200       14.565
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
Putnam VT Research
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.639
Accumulation Unit Value, End of Period                                              10.639       13.088
Number of Units Outstanding, End of Period                                            0          119
--------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.511
Accumulation Unit Value, End of Period                                              10.511       12.076
Number of Units Outstanding, End of Period                                            0          9,347
--------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.466
Accumulation Unit Value, End of Period                                              11.466       14.049
Number of Units Outstanding, End of Period                                            0          783
--------------------------------------------------------------------------------------------------
Putnam VT Vista
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.369
Accumulation Unit Value, End of Period                                              10.369       13.554
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
Putnam VT Voyager
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.106
Accumulation Unit Value, End of Period                                              10.106       12.391
Number of Units Outstanding, End of Period                                            0          9,395
--------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.229
Accumulation Unit Value, End of Period                                              11.229       16.865
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.472
Accumulation Unit Value, End of Period                                              10.472       13.591
Number of Units Outstanding, End of Period                                            0          4,569
--------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.718
Accumulation Unit Value, End of Period                                              10.718       12.881
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.407
Accumulation Unit Value, End of Period                                              9.407        11.731
Number of Units Outstanding, End of Period                                            0          6,491
--------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.649
Accumulation Unit Value, End of Period                                              10.649       13.647
Number of Units Outstanding, End of Period                                            0          5,800
--------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.252
Accumulation Unit Value, End of Period                                              10.252       11.888
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.056
Accumulation Unit Value, End of Period                                              11.056       13.865
Number of Units Outstanding, End of Period                                            0          0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.570
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.697
Accumulation Unit Value, End of Period                                              10.697       14.502
Number of Units Outstanding, End of Period                                            0          531
--------------------------------------------------------------------------------------------------


* The Allstate Advisor Plus Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option under the Contracts on October 14, 2002, except for the Oppenheimer Capital
Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT
Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP
Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT
Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van
Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable
Sub-Accounts, which were first offered under the Contracts on May 1, 2004.
Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.65% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With the MAV Death Benefit Option, added on or after May 1, 2003, and the
Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1,
2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         13.371
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.827
Accumulation Unit Value, End of Period                                       --         15.520
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.045
Accumulation Unit Value, End of Period                                       --         14.540
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.044
Accumulation Unit Value, End of Period                                       --         12.961
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.455
Accumulation Unit Value, End of Period                                       --         12.121
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.507
Accumulation Unit Value, End of Period                                       --         15.109
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.605
Accumulation Unit Value, End of Period                                       --         12.667
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.342
Accumulation Unit Value, End of Period                                       --         12.372
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.110
Accumulation Unit Value, End of Period                                       --         13.075
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.268
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.084
Accumulation Unit Value, End of Period                                       --         14.213
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.733
Accumulation Unit Value, End of Period                                       --         12.938
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.466
Accumulation Unit Value, End of Period                                       --         12.615
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.716
Accumulation Unit Value, End of Period                                       --         14.641
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.249
Accumulation Unit Value, End of Period                                       --         12.119
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.754
Accumulation Unit Value, End of Period                                       --         12.414
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.995
Accumulation Unit Value, End of Period                                       --         13.484
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.235
Accumulation Unit Value, End of Period                                       --         11.285
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.868
Accumulation Unit Value, End of Period                                       --         13.324
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.358
Accumulation Unit Value, End of Period                                       --         10.426
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.577
Accumulation Unit Value, End of Period                                       --         13.361
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.694
Accumulation Unit Value, End of Period                                       --         12.972
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.939
Accumulation Unit Value, End of Period                                       --         9.838
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.981
Accumulation Unit Value, End of Period                                       --         13.475
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.323
Accumulation Unit Value, End of Period                                       --         14.551
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.843
Accumulation Unit Value, End of Period                                       --         13.075
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.684
Accumulation Unit Value, End of Period                                       --         12.064
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.649
Accumulation Unit Value, End of Period                                       --         14.036
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.800
Accumulation Unit Value, End of Period                                       --         13.541
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.580
Accumulation Unit Value, End of Period                                       --         12.379
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.681
Accumulation Unit Value, End of Period                                       --         16.849
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.383
Accumulation Unit Value, End of Period                                       --         13.578
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.589
Accumulation Unit Value, End of Period                                       --         12.869
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.931
Accumulation Unit Value, End of Period                                       --         11.720
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.781
Accumulation Unit Value, End of Period                                       --         13.333
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.879
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.292
Accumulation Unit Value, End of Period                                       --         13.852
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.561
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.382
Accumulation Unit Value, End of Period                                       --         14.488
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered on October 14, 2002.
All of the Variable Sub-Accounts shown above were first offered with the MAV
Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% under the Contracts on May 1, 2003, except for the Van
Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.











Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With the MAV Death Benefit Option and the Enhanced Beneficiary Protection
(Annual Increase) Option, both added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         13.358
Number of Units Outstanding, End of Period                                   --         58,433
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.827
Accumulation Unit Value, End of Period                                       --         15.504
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.045
Accumulation Unit Value, End of Period                                       --         14.525
Number of Units Outstanding, End of Period                                   --         40,224
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.044
Accumulation Unit Value, End of Period                                       --         12.948
Number of Units Outstanding, End of Period                                   --         1,070
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.455
Accumulation Unit Value, End of Period                                       --         12.108
Number of Units Outstanding, End of Period                                   --         6,058
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.507
Accumulation Unit Value, End of Period                                       --         15.093
Number of Units Outstanding, End of Period                                   --         20,295
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.605
Accumulation Unit Value, End of Period                                       --         12.654
Number of Units Outstanding, End of Period                                   --         44,103
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.342
Accumulation Unit Value, End of Period                                       --         12.359
Number of Units Outstanding, End of Period                                   --         11,015
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.110
Accumulation Unit Value, End of Period                                       --         13.061
Number of Units Outstanding, End of Period                                   --         46,338
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.256
Number of Units Outstanding, End of Period                                   --         41,651
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.084
Accumulation Unit Value, End of Period                                       --         14.198
Number of Units Outstanding, End of Period                                   --         5,649
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.734
Accumulation Unit Value, End of Period                                       --         12.925
Number of Units Outstanding, End of Period                                   --         24,012
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.465
Accumulation Unit Value, End of Period                                       --         12.602
Number of Units Outstanding, End of Period                                   --         54,811
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.716
Accumulation Unit Value, End of Period                                       --         14.626
Number of Units Outstanding, End of Period                                   --         18,765
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.249
Accumulation Unit Value, End of Period                                       --         12.106
Number of Units Outstanding, End of Period                                   --         57,153
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.754
Accumulation Unit Value, End of Period                                       --         12.401
Number of Units Outstanding, End of Period                                   --         6,622
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.995
Accumulation Unit Value, End of Period                                       --         13.470
Number of Units Outstanding, End of Period                                   --         74,696
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.235
Accumulation Unit Value, End of Period                                       --         11.274
Number of Units Outstanding, End of Period                                   --         18,411
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.868
Accumulation Unit Value, End of Period                                       --         13.311
Number of Units Outstanding, End of Period                                   --         24,841
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.358
Accumulation Unit Value, End of Period                                       --         10.416
Number of Units Outstanding, End of Period                                   --         53,004
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.577
Accumulation Unit Value, End of Period                                       --         13.348
Number of Units Outstanding, End of Period                                   --         14,094
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.694
Accumulation Unit Value, End of Period                                       --         12.958
Number of Units Outstanding, End of Period                                   --         10,229
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.939
Accumulation Unit Value, End of Period                                       --         9.828
Number of Units Outstanding, End of Period                                   --         25,177
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.981
Accumulation Unit Value, End of Period                                       --         13.461
Number of Units Outstanding, End of Period                                   --         14,898
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.323
Accumulation Unit Value, End of Period                                       --         14.536
Number of Units Outstanding, End of Period                                   --         20,622
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.843
Accumulation Unit Value, End of Period                                       --         13.062
Number of Units Outstanding, End of Period                                   --         9,417
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.684
Accumulation Unit Value, End of Period                                       --         12.052
Number of Units Outstanding, End of Period                                   --         45,633
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.649
Accumulation Unit Value, End of Period                                       --         14.021
Number of Units Outstanding, End of Period                                   --         18,435
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.800
Accumulation Unit Value, End of Period                                       --         13.530
Number of Units Outstanding, End of Period                                   --         12,273
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.580
Accumulation Unit Value, End of Period                                       --         12.366
Number of Units Outstanding, End of Period                                   --         35,442
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.681
Accumulation Unit Value, End of Period                                       --         16.831
Number of Units Outstanding, End of Period                                   --         4,416
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.383
Accumulation Unit Value, End of Period                                       --         13.564
Number of Units Outstanding, End of Period                                   --         26,653
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.589
Accumulation Unit Value, End of Period                                       --         12.855
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --  --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.993
Accumulation Unit Value, End of Period                                       --         11.708
Number of Units Outstanding, End of Period                                   --         14,034
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.781
Accumulation Unit Value, End of Period                                       --         13.320
Number of Units Outstanding, End of Period                                   --         39,017
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.870
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.292
Accumulation Unit Value, End of Period                                       --         13.838
Number of Units Outstanding, End of Period                                   --         1,883
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.547
Number of Units Outstanding, End of Period                                   --         4,830
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.382
Accumulation Unit Value, End of Period                                       --         14.473
Number of Units Outstanding, End of Period                                   --         14,213
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered on October 14, 2002.
All of the Variable Sub-Accounts shown above were first offered with the MAV
Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.30% under the contracts on May 1, 2003, except for the Van
Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With the MAV Death Benefit Option, added on or after May 1, 2003, and the
Earnings Protection Death Benefit Option (age 0-70)) or (With the MAV Death
Benefit Option, added prior to May 1, 2003, and the Enhanced Beneficiary
Protection (Annual Increase) Option, added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.698
Accumulation Unit Value, End of Period                                       --         13.355
Number of Units Outstanding, End of Period                                   --         994
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.821
Accumulation Unit Value, End of Period                                       --         15.501
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.039
Accumulation Unit Value, End of Period                                       --         14.522
Number of Units Outstanding, End of Period                                   --         489
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.039
Accumulation Unit Value, End of Period                                       --         12.945
Number of Units Outstanding, End of Period                                   --         88
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.450
Accumulation Unit Value, End of Period                                       --         12.106
Number of Units Outstanding, End of Period                                   --         97
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.501
Accumulation Unit Value, End of Period                                       --         15.090
Number of Units Outstanding, End of Period                                   --         1,003
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.599
Accumulation Unit Value, End of Period                                       --         12.651
Number of Units Outstanding, End of Period                                   --         593
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.337
Accumulation Unit Value, End of Period                                       --         12.356
Number of Units Outstanding, End of Period                                   --         358
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.104
Accumulation Unit Value, End of Period                                       --         13.059
Number of Units Outstanding, End of Period                                   --         1,030
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.260
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.079
Accumulation Unit Value, End of Period                                       --         14.195
Number of Units Outstanding, End of Period                                   --         1,156
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.727
Accumulation Unit Value, End of Period                                       --         12.922
Number of Units Outstanding, End of Period                                   --         89
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.460
Accumulation Unit Value, End of Period                                       --         12.599
Number of Units Outstanding, End of Period                                   --         790
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.710
Accumulation Unit Value, End of Period                                       --         14.623
Number of Units Outstanding, End of Period                                   --         895
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.243
Accumulation Unit Value, End of Period                                       --         12.104
Number of Units Outstanding, End of Period                                   --         2,840
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.748
Accumulation Unit Value, End of Period                                       --         12.398
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         13.468
Number of Units Outstanding, End of Period                                   --         3,333
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.230
Accumulation Unit Value, End of Period                                       --         11.271
Number of Units Outstanding, End of Period                                   --         884
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.861
Accumulation Unit Value, End of Period                                       --         13.308
Number of Units Outstanding, End of Period                                   --         1,464
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.352
Accumulation Unit Value, End of Period                                       --         10.414
Number of Units Outstanding, End of Period                                   --         2,694
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.571
Accumulation Unit Value, End of Period                                       --         13.345
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.688
Accumulation Unit Value, End of Period                                       --         12.956
Number of Units Outstanding, End of Period                                   --         359
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.933
Accumulation Unit Value, End of Period                                       --         9.826
Number of Units Outstanding, End of Period                                   --         7
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.975
Accumulation Unit Value, End of Period                                       --         13.459
Number of Units Outstanding, End of Period                                   --         406
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.317
Accumulation Unit Value, End of Period                                       --         14.533
Number of Units Outstanding, End of Period                                   --         1,782
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.837
Accumulation Unit Value, End of Period                                       --         13.059
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         12.050
Number of Units Outstanding, End of Period                                   --         2,077
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.642
Accumulation Unit Value, End of Period                                       --         14.019
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.794
Accumulation Unit Value, End of Period                                       --         13.524
Number of Units Outstanding, End of Period                                   --         336
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.574
Accumulation Unit Value, End of Period                                       --         12.364
Number of Units Outstanding, End of Period                                   --         1,127
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.674
Accumulation Unit Value, End of Period                                       --         16.828
Number of Units Outstanding, End of Period                                   --         535
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.377
Accumulation Unit Value, End of Period                                       --         13.561
Number of Units Outstanding, End of Period                                   --         2,037
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.583
Accumulation Unit Value, End of Period                                       --         12.853
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         11.705
Number of Units Outstanding, End of Period                                   --         780
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.775
Accumulation Unit Value, End of Period                                       --         13.317
Number of Units Outstanding, End of Period                                   --         3,796
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.866
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.285
Accumulation Unit Value, End of Period                                       --         13.835
Number of Units Outstanding, End of Period                                   --         2
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.552
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.376
Accumulation Unit Value, End of Period                                       --         14.470
Number of Units Outstanding, End of Period                                   --         205
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered with the MAV Death
Benefit Option at 0.15% and with the Earnings Protection Death Benefit Option on
October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary
Protection (Annual Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contacts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.85% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option, added on or after May 1, 2003, and the Earnings
Protection Death Benefit Option (age under 71-79)) or (With the MAV Death
Benefit Option, added on or after May 1, 2003, the Enhanced Beneficiary
Protection (Annual Increase) Option, added prior to May 1, 2003, and the
Earnings Protection Death Benefit Option (age 0-70))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.690
Accumulation Unit Value, End of Period                                       --         13.330
Number of Units Outstanding, End of Period                                   --         214
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.811
Accumulation Unit Value, End of Period                                       --         15.472
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.030
Accumulation Unit Value, End of Period                                       --         14.495
Number of Units Outstanding, End of Period                                   --         195
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.030
Accumulation Unit Value, End of Period                                       --         12.921
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.441
Accumulation Unit Value, End of Period                                       --         12.084
Number of Units Outstanding, End of Period                                   --         236
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.491
Accumulation Unit Value, End of Period                                       --         15.062
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.590
Accumulation Unit Value, End of Period                                       --         12.628
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.328
Accumulation Unit Value, End of Period                                       --         12.333
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.095
Accumulation Unit Value, End of Period                                       --         13.034
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.248
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.070
Accumulation Unit Value, End of Period                                       --         14.169
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.718
Accumulation Unit Value, End of Period                                       --         12.898
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.451
Accumulation Unit Value, End of Period                                       --         12.576
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.701
Accumulation Unit Value, End of Period                                       --         14.596
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.233
Accumulation Unit Value, End of Period                                       --         12.081
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.739
Accumulation Unit Value, End of Period                                       --         12.375
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.980
Accumulation Unit Value, End of Period                                       --         13.443
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.221
Accumulation Unit Value, End of Period                                       --         11.251
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.851
Accumulation Unit Value, End of Period                                       --         13.283
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.344
Accumulation Unit Value, End of Period                                       --         10.394
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.562
Accumulation Unit Value, End of Period                                       --         13.320
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.679
Accumulation Unit Value, End of Period                                       --         12.931
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         9.807
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.966
Accumulation Unit Value, End of Period                                       --         13.434
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.307
Accumulation Unit Value, End of Period                                       --         14.506
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.828
Accumulation Unit Value, End of Period                                       --         13.035
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.669
Accumulation Unit Value, End of Period                                       --         12.027
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.633
Accumulation Unit Value, End of Period                                       --         13.993
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.785
Accumulation Unit Value, End of Period                                       --         13.499
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.566
Accumulation Unit Value, End of Period                                       --         12.341
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.665
Accumulation Unit Value, End of Period                                       --         16.796
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.368
Accumulation Unit Value, End of Period                                       --         13.536
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.573
Accumulation Unit Value, End of Period                                       --         12.829
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.917
Accumulation Unit Value, End of Period                                       --         11.683
Number of Units Outstanding, End of Period                                   --         243
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.766
Accumulation Unit Value, End of Period                                       --         13.293
Number of Units Outstanding, End of Period                                   --         107
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.847
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.275
Accumulation Unit Value, End of Period                                       --         13.809
Number of Units Outstanding, End of Period                                   --         103
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.538
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.366
Accumulation Unit Value, End of Period                                       --         14.443
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of
Accumulation Units Outstanding for Each Variable Sub-Account Since Contracts
Were First Offered* (With the MAV Death Benefit Option and the Enhanced
Beneficiary Protection (Annual Increase) Option, both added prior to May 1,
2003) or (With the Enhanced Beneficiary Protection (Annual Increase) Option added on or after May 1, 2003)



                                                                              For the Years
                                                                            Beginning January
                                                                              1* and Ending
                                                                               December 31,
                                                                           ---------------------
Sub-Accounts                                                                       2002 2003
------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.846
Accumulation Unit Value, End of Period                                            10.846         13.376
Number of Units Outstanding, End of Period                                        11,854         46,365
------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.530
Accumulation Unit Value, End of Period                                            11.530         15.526
Number of Units Outstanding, End of Period                                          0            4,180
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.220
Accumulation Unit Value, End of Period                                            11.220         14.545
Number of Units Outstanding, End of Period                                          26          22,354
------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.528
Accumulation Unit Value, End of Period                                            9.528         12.965
Number of Units Outstanding, End of Period                                          0            7,423
------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.009
Accumulation Unit Value, End of Period                                            10.009         12.125
Number of Units Outstanding, End of Period                                          0            4,989
------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.021
Accumulation Unit Value, End of Period                                            11.021         15.114
Number of Units Outstanding, End of Period                                         140          11,017
------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.320
Accumulation Unit Value, End of Period                                            10.320         12.671
Number of Units Outstanding, End of Period                                          0            43,101
------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.056
Accumulation Unit Value, End of Period                                            10.056         12.376
Number of Units Outstanding, End of Period                                          0            1,775
------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.692
Accumulation Unit Value, End of Period                                            10.692         13.079
Number of Units Outstanding, End of Period                                         404          63,338
------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.273
Number of Units Outstanding, End of Period                                              --       23,160
------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.144
Accumulation Unit Value, End of Period                                            10.144         14.218
Number of Units Outstanding, End of Period                                         450          92,586
------------------------------------------------------------------------------------------------
Oppenheimer High Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.657
Accumulation Unit Value, End of Period                                            10.657         12.943
Number of Units Outstanding, End of Period                                        4,391         27,534
------------------------------------------------------------------------------------------------
Oppenheimer Main Street
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.173
Accumulation Unit Value, End of Period                                            10.173         12.619
Number of Units Outstanding, End of Period                                        1,290         75,748
------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.349
Accumulation Unit Value, End of Period                                            10.349         14.646
Number of Units Outstanding, End of Period                                         522          49,259
------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.547
Accumulation Unit Value, End of Period                                            10.547         12.123
Number of Units Outstanding, End of Period                                         587          91,119
------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.383
Accumulation Unit Value, End of Period                                            10.383         12.418
Number of Units Outstanding, End of Period                                          0            8,650
------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.793
Accumulation Unit Value, End of Period                                            10.793         13.489
Number of Units Outstanding, End of Period                                        3,975         51,316
------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.719
Accumulation Unit Value, End of Period                                            9.719         11.289
Number of Units Outstanding, End of Period                                         513          12,430
------------------------------------------------------------------------------------------------
Putnam VT High Yield
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.736
Accumulation Unit Value, End of Period                                            10.736         13.329
Number of Units Outstanding, End of Period                                          0            29,635
------------------------------------------------------------------------------------------------
Putnam VT Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.180
Accumulation Unit Value, End of Period                                            10.180         10.430
Number of Units Outstanding, End of Period                                         296`         61,097
------------------------------------------------------------------------------------------------
Putnam VT International Equity
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.600
Accumulation Unit Value, End of Period                                            10.600         13.366
Number of Units Outstanding, End of Period                                         800          11,831
------------------------------------------------------------------------------------------------
Putnam VT Investors
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.403
Accumulation Unit Value, End of Period                                            10.403         12.976
Number of Units Outstanding, End of Period                                          0            7,758
------------------------------------------------------------------------------------------------
Putnam VT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.980
Accumulation Unit Value, End of Period                                            9.980         9.841
Number of Units Outstanding, End of Period                                          0            53,140
------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.374
Accumulation Unit Value, End of Period                                            10.374         13.480
Number of Units Outstanding, End of Period                                        3,591         7,704
------------------------------------------------------------------------------------------------
Putnam VT New Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.199
Accumulation Unit Value, End of Period                                            11.199         14.556
Number of Units Outstanding, End of Period                                         945          11,071
------------------------------------------------------------------------------------------------
Putnam VT Research
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.638
Accumulation Unit Value, End of Period                                            10.638         13.080
Number of Units Outstanding, End of Period                                          0            5,222
------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.510
Accumulation Unit Value, End of Period                                            10.510         12.069
Number of Units Outstanding, End of Period                                         999          49,323
------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.465
Accumulation Unit Value, End of Period                                            11.465         14.041
Number of Units Outstanding, End of Period                                          0            8,391
------------------------------------------------------------------------------------------------
Putnam VT Vista
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.368
Accumulation Unit Value, End of Period                                            10.368         13.545
Number of Units Outstanding, End of Period                                          0            6,744
------------------------------------------------------------------------------------------------
Putnam VT Voyager
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.105
Accumulation Unit Value, End of Period                                            10.105         12.383
Number of Units Outstanding, End of Period                                         706          45,547
------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.228
Accumulation Unit Value, End of Period                                            11.228         16.854
Number of Units Outstanding, End of Period                                         460          2,074
------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.471
Accumulation Unit Value, End of Period                                            10.471         13.582
Number of Units Outstanding, End of Period                                          0            14,384
------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.716
Accumulation Unit Value, End of Period                                            10.716         12.873
Number of Units Outstanding, End of Period                                         303          8,849
------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.406
Accumulation Unit Value, End of Period                                            9.406         11.724
Number of Units Outstanding, End of Period                                          0            20,758
------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.648
Accumulation Unit Value, End of Period                                            10.648         13.338
Number of Units Outstanding, End of Period                                          0            86,262
------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.250
Accumulation Unit Value, End of Period                                            10.250         11.888
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.055
Accumulation Unit Value, End of Period                                            11.055         13.857
Number of Units Outstanding, End of Period                                          0            1,345
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-----------------------------------------------------------------------------------------------*
Van Kampen UIF Global Franchise
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.566
Number of Units Outstanding, End of Period                                              --       2,958
------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.696
Accumulation Unit Value, End of Period                                            10.696         14.493
Number of Units Outstanding, End of Period                                          0            8,229
------------------------------------------------------------------------------------------------


* The Allstate Advisor Plus Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% on October 14, 200. The Enhanced Beneficiary
Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003.
All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income
Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth,
Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity
Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70% and an administrative expense charge of 0.19%.



(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of
Accumulation Units Outstanding for Each Variable Sub-Account Since Contracts
Were First Offered* (With the Earnings Protection Death Benefit Option (age
71-79)) or (With the MAV Death Benefit Option or Enhanced Beneficiary Protection
(Annual Increase) Option, either added prior to May 1, 2003, and the Earnings
Protection Death Benefit Option (age 0-70))



                                                                           For the Years
                                                                         Beginning January
                                                                           1* and Ending
                                                                            December 31,
                                                                        ---------------------
Sub-Accounts                                                                    2002    2003
---------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.844
Accumulation Unit Value, End of Period                                          10.844  13.359
Number of Units Outstanding, End of Period                                      629     9,885
---------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
---------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.528
Accumulation Unit Value, End of Period                                          11.528  15.507
Number of Units Outstanding, End of Period                                      258     2,777
---------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.218
Accumulation Unit Value, End of Period                                          11.218  14.527
Number of Units Outstanding, End of Period                                      0       4,422
---------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
---------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.526
Accumulation Unit Value, End of Period                                          9.526   12.949
Number of Units Outstanding, End of Period                                      0       1,263
---------------------------------------------------------------------------------------------
LSA Equity Growth (2)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.007
Accumulation Unit Value, End of Period                                          10.007  12.110
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.995
Accumulation Unit Value, End of Period                                          10.995  15.095
Number of Units Outstanding, End of Period                                      0       7,924
---------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.318
Accumulation Unit Value, End of Period                                          10.318  12.656
Number of Units Outstanding, End of Period                                      0       2,202
---------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.054
Accumulation Unit Value, End of Period                                          10.054  12.361
Number of Units Outstanding, End of Period                                      0       2,561
---------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.689
Accumulation Unit Value, End of Period                                          10.689  13.063
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.264
Number of Units Outstanding, End of Period                                      --      1,334
---------------------------------------------------------------------------------------------
Oppenheimer Global Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.141
Accumulation Unit Value, End of Period                                          10.141  14.200
Number of Units Outstanding, End of Period                                      0       3,802
---------------------------------------------------------------------------------------------
Oppenheimer High Income
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.654
Accumulation Unit Value, End of Period                                          10.654  12.927
Number of Units Outstanding, End of Period                                      398     1,197
---------------------------------------------------------------------------------------------
Oppenheimer Main Street
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.170
Accumulation Unit Value, End of Period                                          10.170  12.604
Number of Units Outstanding, End of Period                                      0       28,336
---------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.347
Accumulation Unit Value, End of Period                                          10.347  14.628
Number of Units Outstanding, End of Period                                      317     5,901
---------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.544
Accumulation Unit Value, End of Period                                          10.544  12.108
Number of Units Outstanding, End of Period                                      730     3,730
---------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.381
Accumulation Unit Value, End of Period                                          10.381  12.402
Number of Units Outstanding, End of Period                                      0       312
---------------------------------------------------------------------------------------------
Putnam VT Growth and Income
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.791
Accumulation Unit Value, End of Period                                          10.791  13.472
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Putnam VT Health Sciences
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.717
Accumulation Unit Value, End of Period                                          9.717   11.275
Number of Units Outstanding, End of Period                                      0        1,631
---------------------------------------------------------------------------------------------
Putnam VT High Yield
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.734
Accumulation Unit Value, End of Period                                          10.734  13.312
Number of Units Outstanding, End of Period                                      0       2,609
---------------------------------------------------------------------------------------------
Putnam VT Income
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.178
Accumulation Unit Value, End of Period                                          10.178  10.417
Number of Units Outstanding, End of Period                                      0       7,547
---------------------------------------------------------------------------------------------
Putnam VT International Equity
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.597
Accumulation Unit Value, End of Period                                          10.597  13.350
Number of Units Outstanding, End of Period                                      526     852
---------------------------------------------------------------------------------------------
Putnam VT Investors
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.400
Accumulation Unit Value, End of Period                                          10.400  12.960
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Putnam VT Money Market
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.978
Accumulation Unit Value, End of Period                                          9.978   9.829
Number of Units Outstanding, End of Period                                      0       27,567
---------------------------------------------------------------------------------------------
Putnam VT New Opportunities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.372
Accumulation Unit Value, End of Period                                          10.372  13.464
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Putnam VT New Value
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.197
Accumulation Unit Value, End of Period                                          11.197  14.538
Number of Units Outstanding, End of Period                                      0       911
---------------------------------------------------------------------------------------------
Putnam VT Research
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.635
Accumulation Unit Value, End of Period                                          10.635  13.064
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.508
Accumulation Unit Value, End of Period                                          10.508  12.054
Number of Units Outstanding, End of Period                                      0       2,923
---------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.462
Accumulation Unit Value, End of Period                                          11.462  14.023
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Putnam VT Vista
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.365
Accumulation Unit Value, End of Period                                          10.365  13.529
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Putnam VT Voyager
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.102
Accumulation Unit Value, End of Period                                          10.102  12.368
Number of Units Outstanding, End of Period                                      667     2,931
---------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.226
Accumulation Unit Value, End of Period                                          11.226  16.833
Number of Units Outstanding, End of Period                                      0       4,309
---------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.468
Accumulation Unit Value, End of Period                                          10.468  13.565
Number of Units Outstanding, End of Period                                      0       4,106
---------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.714
Accumulation Unit Value, End of Period                                          10.714  12.857
Number of Units Outstanding, End of Period                                      0       0
--------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.404
Accumulation Unit Value, End of Period                                          9.404   11.709
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.646
Accumulation Unit Value, End of Period                                          10.646  13.322
Number of Units Outstanding, End of Period                                      0       6,795
---------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
---------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.248
Accumulation Unit Value, End of Period                                          10.248  11.869
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.052
Accumulation Unit Value, End of Period                                          11.052  13.840
Number of Units Outstanding, End of Period                                      0       0
---------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
---------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      13.556
Number of Units Outstanding, End of Period                                      --      4,506
---------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
---------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.694
Accumulation Unit Value, End of Period                                          10.694  14.475
Number of Units Outstanding, End of Period                                      0       2,014
---------------------------------------------------------------------------------------------


* The Allstate Advisor Plus Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option, the MAV Death Benefit Option at 0.15% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company
Growth Variable Sub-Accounts which were first offered under the Contracts on May
1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.



(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments. (2)
Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity Growth
Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.















Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of
Accumulation Units Outstanding for Each Variable Sub-Account Since Contracts
Were First Offered* (With the MAV Death Benefit Option or the Enhanced
Beneficiary Protection (Annual Increase) Option, either added prior to May 1,
2003, and the Earnings Protection Death Benefit Option (age 71-79)) or (With the
Enhanced Beneficiary Protection (Annual Increase) Option, added on or after May
1, 2003, and the Earnings Protection Death Benefit Option (age 0-70)) or (With the MAV Death Benefit Option and Enhanced Beneficiary Protection (Annual
Increase) Option, both added prior to May 1, 2003, and the Earnings Protection
Death Benefit Option (age 0-70))



                                                                                For the Years
                                                                              Beginning January
                                                                                1* and Ending
                                                                                 December 31,
                                                                             ---------------------
Sub-Accounts                                                                         2002        2003
--------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.840
Accumulation Unit Value, End of Period                                              10.840       13.335
Number of Units Outstanding, End of Period                                          1,066        7,952
--------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.524
Accumulation Unit Value, End of Period                                              11.524       15.478
Number of Units Outstanding, End of Period                                           121         2,359
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.214
Accumulation Unit Value, End of Period                                              11.214       14.500
Number of Units Outstanding, End of Period                                            0         5,108
--------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.523
Accumulation Unit Value, End of Period                                              9.523        12.925
Number of Units Outstanding, End of Period                                           670         3,361
--------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.003
Accumulation Unit Value, End of Period                                              10.003       12.087
Number of Units Outstanding, End of Period                                          1,976        2,757
--------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.992
Accumulation Unit Value, End of Period                                              10.992       15.067
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.314
Accumulation Unit Value, End of Period                                              10.314       12.632
Number of Units Outstanding, End of Period                                           497         4,854
--------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.050
Accumulation Unit Value, End of Period                                              10.050       12.338
Number of Units Outstanding, End of Period                                            0 486
--------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.686
Accumulation Unit Value, End of Period                                              10.686       13.039
Number of Units Outstanding, End of Period                                            0 608
--------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.252
Number of Units Outstanding, End of Period                                              --       693
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.138
Accumulation Unit Value, End of Period                                              10.138       14.174
Number of Units Outstanding, End of Period                                            0         2,282
--------------------------------------------------------------------------------------------------
Oppenheimer High Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.651
Accumulation Unit Value, End of Period                                              10.651       12.903
Number of Units Outstanding, End of Period                                            0         64
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.167
Accumulation Unit Value, End of Period                                              10.167       12.580
Number of Units Outstanding, End of Period                                          1,659        49,473
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.344
Accumulation Unit Value, End of Period                                              10.344       14.601
Number of Units Outstanding, End of Period                                           488         4,863
--------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.541
Accumulation Unit Value, End of Period                                              10.541       12.085
Number of Units Outstanding, End of Period                                          3,584        10,641
--------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.378
Accumulation Unit Value, End of Period                                              10.378       12.379
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.787
Accumulation Unit Value, End of Period                                              10.787       13.447
Number of Units Outstanding, End of Period                                          1,590        7,978
--------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.714
Accumulation Unit Value, End of Period                                              9.714        11.254
Number of Units Outstanding, End of Period                                            0         398
--------------------------------------------------------------------------------------------------
Putnam VT High Yield
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.730
Accumulation Unit Value, End of Period                                              10.730       13.288
Number of Units Outstanding, End of Period                                          1,659        3,807
--------------------------------------------------------------------------------------------------
Putnam VT Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.175
Accumulation Unit Value, End of Period                                              10.175       10.398
Number of Units Outstanding, End of Period                                            0         567
--------------------------------------------------------------------------------------------------
Putnam VT International Equity
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.594
Accumulation Unit Value, End of Period                                              10.594       13.325
Number of Units Outstanding, End of Period                                           906         2,459
--------------------------------------------------------------------------------------------------
Putnam VT Investors
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.397
Accumulation Unit Value, End of Period                                              10.397       12.936
Number of Units Outstanding, End of Period                                            0         109
--------------------------------------------------------------------------------------------------
Putnam VT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.975
Accumulation Unit Value, End of Period                                              9.975        9.811
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.369
Accumulation Unit Value, End of Period                                              10.369       13.438
Number of Units Outstanding, End of Period                                            0         512
--------------------------------------------------------------------------------------------------
Putnam VT New Value
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.193
Accumulation Unit Value, End of Period                                              11.193       14.511
Number of Units Outstanding, End of Period                                          1,842        2,089
--------------------------------------------------------------------------------------------------
Putnam VT Research
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.632
Accumulation Unit Value, End of Period                                              10.632       13.039
Number of Units Outstanding, End of Period                                            0         323
--------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.504
Accumulation Unit Value, End of Period                                              10.504       12.031
Number of Units Outstanding, End of Period                                            0         3,843
--------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.459
Accumulation Unit Value, End of Period                                              11.459       13.997
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Vista
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.362
Accumulation Unit Value, End of Period                                              10.362       13.504
Number of Units Outstanding, End of Period                                            0         1,396
--------------------------------------------------------------------------------------------------
Putnam VT Voyager
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.099
Accumulation Unit Value, End of Period                                              10.099       12.345
Number of Units Outstanding, End of Period                                          1,226        8,292
--------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.222
Accumulation Unit Value, End of Period                                              11.222       16.802
Number of Units Outstanding, End of Period                                          1,035        1,576
--------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.465
Accumulation Unit Value, End of Period                                              10.465       13.540
Number of Units Outstanding, End of Period                                           679         4,416
--------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.711
Accumulation Unit Value, End of Period                                              10.711       12.833
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
FTVIP Templeton Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
FTVIP Templeton U.S. Government
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.401
Accumulation Unit Value, End of Period                                              9.401        11.687
Number of Units Outstanding, End of Period                                            0         2,034
--------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.642
Accumulation Unit Value, End of Period                                              10.642       13.297
Number of Units Outstanding, End of Period                                          1,623        12,164
--------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.245
Accumulation Unit Value, End of Period                                              10.245       11.850
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.049
Accumulation Unit Value, End of Period                                              11.049       13.814
Number of Units Outstanding, End of Period                                            0         2,524
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.543
Number of Units Outstanding, End of Period                                              --       512
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.690
Accumulation Unit Value, End of Period                                              10.690       14.448
Number of Units Outstanding, End of Period                                           477         913
--------------------------------------------------------------------------------------------------


* The Allstate Advisor Plus Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and an administrative expense charge of 0.19%.



(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.












ALLSTATE ADVISOR PLUS CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION, THE ENHANCED BENEFICIARY
PROTECTION (ANNUAL INCREASE) OPTION, BOTH ADDED PRIOR TO MAY 1, 2003, AND THE
EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79)) OR (WITH THE ENHANCED
BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003,
AND THE EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 71-79)) OR (WITH THE MAV
DEATH BENEFIT OPTION, ADDED PRIOR TO MAY 1, 2003, THE ENHANCED BENEFICIARY
PROTECTION (ANNUAL INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE
EARNINGS PROTECTION DEATH BENEFIT OPTION (AGE 0-70))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.837
 Accumulation Unit Value, End of Period                       10.837    13.310
 Number of Units Outstanding, End of Period                        0     7,709
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.520
 Accumulation Unit Value, End of Period                       11.520    15.449
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.211
 Accumulation Unit Value, End of Period                       11.211    14.473
 Number of Units Outstanding, End of Period                        0     2,684
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.520
 Accumulation Unit Value, End of Period                        9.520    12.901
 Number of Units Outstanding, End of Period                        0       174
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.000
 Accumulation Unit Value, End of Period                       10.000    12.065
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.988
 Accumulation Unit Value, End of Period                       10.988    15.039
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.311
 Accumulation Unit Value, End of Period                       10.311    12.609
 Number of Units Outstanding, End of Period                        0       952
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.047
 Accumulation Unit Value, End of Period                       10.047    13.315
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.682
 Accumulation Unit Value, End of Period                       10.682    13.015
 Number of Units Outstanding, End of Period                        0       823
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    12.239
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.135
 Accumulation Unit Value, End of Period                       10.135    14.147
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.647
 Accumulation Unit Value, End of Period                       10.647    12.879
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.164
 Accumulation Unit Value, End of Period                       10.164    12.557
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.340
 Accumulation Unit Value, End of Period                       10.340    14.574
 Number of Units Outstanding, End of Period                        0        78
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.537
 Accumulation Unit Value, End of Period                       10.537    12.063
 Number of Units Outstanding, End of Period                        0    10,492
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.374
 Accumulation Unit Value, End of Period                       10.374    12.356
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.784
 Accumulation Unit Value, End of Period                       10.784    13.422
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.711
 Accumulation Unit Value, End of Period                        9.711    11.233
 Number of Units Outstanding, End of Period                        0       968
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.727
 Accumulation Unit Value, End of Period                       10.727    13.263
 Number of Units Outstanding, End of Period                        0        88
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.172
 Accumulation Unit Value, End of Period                       10.172    10.378
 Number of Units Outstanding, End of Period                        0    11,776
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.590
 Accumulation Unit Value, End of Period                       10.590    13.300
 Number of Units Outstanding, End of Period                        0       180
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.394
 Accumulation Unit Value, End of Period                       10.394    12.912
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.972
 Accumulation Unit Value, End of Period                        9.972     9.792
 Number of Units Outstanding, End of Period                        0       116
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.365
 Accumulation Unit Value, End of Period                       10.365    13.413
 Number of Units Outstanding, End of Period                        0       790
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.189
 Accumulation Unit Value, End of Period                       11.189    14.484
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.628
 Accumulation Unit Value, End of Period                       10.628    13.015
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.501
 Accumulation Unit Value, End of Period                       10.501    12.009
 Number of Units Outstanding, End of Period                        0       890
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.455
 Accumulation Unit Value, End of Period                       11.455    13.971
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.359
 Accumulation Unit Value, End of Period                       10.359    13.479
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.096
 Accumulation Unit Value, End of Period                       10.096    12.322
 Number of Units Outstanding, End of Period                        0     9,044
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.218
 Accumulation Unit Value, End of Period                       11.218    16.770
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.462
 Accumulation Unit Value, End of Period                       10.462    13.515
 Number of Units Outstanding, End of Period                        0     2,690
-------------------------------------------------------------------------------
Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.707
 Accumulation Unit Value, End of Period                       10.707    12.809
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.398
 Accumulation Unit Value, End of Period                        9.398    11.666
 Number of Units Outstanding, End of Period                        0       891
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.639
 Accumulation Unit Value, End of Period                       10.639    13.273
 Number of Units Outstanding, End of Period                        0       271
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.242
 Accumulation Unit Value, End of Period                       10.242    11.831
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.045
 Accumulation Unit Value, End of Period                       11.045    13.788
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.687
 Accumulation Unit Value, End of Period                       10.687    14.421
 Number of Units Outstanding, End of Period                        0       734
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    13.529
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.10% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, both added on or after May 1, 2003, and the Earnings
Protection Death Benefit Option (age 0-70)) or (With the MAV Death Benefit
Option, added on or after May 1, 2003, the Enhanced Beneficiary Protection
(Annual Increase) Option, added prior to May 1, 2003, and the Earnings
Protection Death Benefit Option (age 71-79))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.689
Accumulation Unit Value, End of Period                                       --         13.316
Number of Units Outstanding, End of Period                                   --         9,439
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.811
Accumulation Unit Value, End of Period                                       --         15.457
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.030
Accumulation Unit Value, End of Period                                       --         14.480
Number of Units Outstanding, End of Period                                   --         9,032
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.030
Accumulation Unit Value, End of Period                                       --         12.908
Number of Units Outstanding, End of Period                                   --         414
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.441
Accumulation Unit Value, End of Period                                       --         12.071
Number of Units Outstanding, End of Period                                   --         1,165
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.491
Accumulation Unit Value, End of Period                                       --         15.047
Number of Units Outstanding, End of Period                                   --         1,340
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.590
Accumulation Unit Value, End of Period                                       --         12.615
Number of Units Outstanding, End of Period                                   --         9,807
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.328
Accumulation Unit Value, End of Period                                       --         12.321
Number of Units Outstanding, End of Period                                   --         9,108
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.095
Accumulation Unit Value, End of Period                                       --         13.021
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.235
Number of Units Outstanding, End of Period                                   --         275
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.070
Accumulation Unit Value, End of Period                                       --         14.154
Number of Units Outstanding, End of Period                                   --         999
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.717
Accumulation Unit Value, End of Period                                       --         12.885
Number of Units Outstanding, End of Period                                   --         1,259
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.451
Accumulation Unit Value, End of Period                                       --         12.563
Number of Units Outstanding, End of Period                                   --         25,624
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.701
Accumulation Unit Value, End of Period                                       --         14.581
Number of Units Outstanding, End of Period                                   --         4,279
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.233
Accumulation Unit Value, End of Period                                       --         12.069
Number of Units Outstanding, End of Period                                   --         5,288
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.739
Accumulation Unit Value, End of Period                                       --         12.362
Number of Units Outstanding, End of Period                                   --         4,478
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.980
Accumulation Unit Value, End of Period                                       --         13.429
Number of Units Outstanding, End of Period                                   --         1,712
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.221
Accumulation Unit Value, End of Period                                       --         11.239
Number of Units Outstanding, End of Period                                   --         486
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.851
Accumulation Unit Value, End of Period                                       --         13.270
Number of Units Outstanding, End of Period                                   --         3,849
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.344
Accumulation Unit Value, End of Period                                       --         10.383
Number of Units Outstanding, End of Period                                   --         3,591
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.562
Accumulation Unit Value, End of Period                                       --         13.307
Number of Units Outstanding, End of Period                                   --         1,575
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.679
Accumulation Unit Value, End of Period                                       --         12.918
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         9.797
Number of Units Outstanding, End of Period                                   --         517
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.966
Accumulation Unit Value, End of Period                                       --         13.420
Number of Units Outstanding, End of Period                                   --         426
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.307
Accumulation Unit Value, End of Period                                       --         14.491
Number of Units Outstanding, End of Period                                   --         4,257
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.828
Accumulation Unit Value, End of Period                                       --         13.021
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.669
Accumulation Unit Value, End of Period                                       --         12.015
Number of Units Outstanding, End of Period                                   --         459
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.633
Accumulation Unit Value, End of Period                                       --         13.978
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.785
Accumulation Unit Value, End of Period                                       --         13.485
Number of Units Outstanding, End of Period                                   --         238
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.566
Accumulation Unit Value, End of Period                                       --         12.328
Number of Units Outstanding, End of Period                                   --         16,725
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.665
Accumulation Unit Value, End of Period                                       --         16.779
Number of Units Outstanding, End of Period                                   --         7,104
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.368
Accumulation Unit Value, End of Period                                       --         13.522
Number of Units Outstanding, End of Period                                   --         9,892
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.573
Accumulation Unit Value, End of Period                                       --         12.816
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.917
Accumulation Unit Value, End of Period                                       --         11.671
Number of Units Outstanding, End of Period                                   --         6,314
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.766
Accumulation Unit Value, End of Period                                       --         13.279
Number of Units Outstanding, End of Period                                   --         18,384
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.838
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.275
Accumulation Unit Value, End of Period                                       --         13.795
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.524
Number of Units Outstanding, End of Period                                   --         199
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.366
Accumulation Unit Value, End of Period                                       --         14.429
Number of Units Outstanding, End of Period                                   --         2,890
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% were first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.15% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.


Allstate Advisor Plus Contracts: Accumulation Unit Value and Number of Accumulation Units
Outstanding for Each Variable Sub-Account Since Contracts Were First Offered*
(With MAV Death Benefit Option, added prior to May 1, 2003, the Enhanced
Beneficiary Protection (Annual Increase) Option, added on or after May 1, 2003, and the Earnings Protection Death Benefit Option (age 71-79))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.681
Accumulation Unit Value, End of Period                                       --         13.296
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.801
Accumulation Unit Value, End of Period                                       --         15.433
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.021
Accumulation Unit Value, End of Period                                       --         14.458
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.022
Accumulation Unit Value, End of Period                                       --         12.888
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.432
Accumulation Unit Value, End of Period                                       --         12.053
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.482
Accumulation Unit Value, End of Period                                       --         15.024
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.581
Accumulation Unit Value, End of Period                                       --         12.596
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.319
Accumulation Unit Value, End of Period                                       --         12.302
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.085
Accumulation Unit Value, End of Period                                       --         13.001
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.227
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.062
Accumulation Unit Value, End of Period                                       --         14.133
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.708
Accumulation Unit Value, End of Period                                       --         12.866
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.442
Accumulation Unit Value, End of Period                                       --         12.544
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.692
Accumulation Unit Value, End of Period                                       --         14.559
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.224
Accumulation Unit Value, End of Period                                       --         12.050
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.730
Accumulation Unit Value, End of Period                                       --         12.344
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.971
Accumulation Unit Value, End of Period                                       --         13.408
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.213
Accumulation Unit Value, End of Period                                       --         11.222
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.841
Accumulation Unit Value, End of Period                                       --         13.249
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.335
Accumulation Unit Value, End of Period                                       --         10.368
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.554
Accumulation Unit Value, End of Period                                       --         13.286
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.670
Accumulation Unit Value, End of Period                                       --         12.899
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.917
Accumulation Unit Value, End of Period                                       --         9.782
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.957
Accumulation Unit Value, End of Period                                       --         13.399
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.298
Accumulation Unit Value, End of Period                                       --         14.469
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.819
Accumulation Unit Value, End of Period                                       --         13.002
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.660
Accumulation Unit Value, End of Period                                       --         11.997
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.623
Accumulation Unit Value, End of Period                                       --         13.957
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.776
Accumulation Unit Value, End of Period                                       --         13.465
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.557
Accumulation Unit Value, End of Period                                       --         12.309
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.655
Accumulation Unit Value, End of Period                                       --         16.754
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.359
Accumulation Unit Value, End of Period                                       --         13.501
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.563
Accumulation Unit Value, End of Period                                       --         12.796
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.909
Accumulation Unit Value, End of Period                                       --         11.654
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.757
Accumulation Unit Value, End of Period                                       --         13.259
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.822
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.265
Accumulation Unit Value, End of Period                                       --         13.774
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.515
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.357
Accumulation Unit Value, End of Period                                       --         14.407
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Plus Contracts were first offered with the MAV Death
Benefit Option at 0.15% and Earnings Protection Death Benefit Option on October
14, 2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.25% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option or the Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003)



                                                                               For the Years
                                                                             Beginning January
                                                                               1* and Ending
                                                                                December 31,
                                                                            ---------------------
Sub-Accounts                                                                        2002         2003
-------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.850
Accumulation Unit Value, End of Period                                             10.850        13.401
Number of Units Outstanding, End of Period                                         1,613         20,964
-------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.534
Accumulation Unit Value, End of Period                                             11.534        15.554
Number of Units Outstanding, End of Period                                          668         4,300
-------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.224
Accumulation Unit Value, End of Period                                             11.224        14.572
Number of Units Outstanding, End of Period                                          453         10,437
-------------------------------------------------------------------------------------------------
FTVIP U.S. Government
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.531
Accumulation Unit Value, End of Period                                             9.531         12.989
Number of Units Outstanding, End of Period                                           0          361
-------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.012
Accumulation Unit Value, End of Period                                             10.012        12.147
Number of Units Outstanding, End of Period                                           0          5,798
-------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.024
Accumulation Unit Value, End of Period                                             11.024        15.142
Number of Units Outstanding, End of Period                                         11,383        17,093
-------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.323
Accumulation Unit Value, End of Period                                             10.323        12.695
Number of Units Outstanding, End of Period                                         10,878        31,197
-------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.059
Accumulation Unit Value, End of Period                                             10.059        12.399
Number of Units Outstanding, End of Period                                           0          4,239
-------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.695
Accumulation Unit Value, End of Period                                             10.695        13.104
Number of Units Outstanding, End of Period                                          153         9,097
-------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.281
Number of Units Outstanding, End of Period                                              --       26,077
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.147
Accumulation Unit Value, End of Period                                             10.147        14.244
Number of Units Outstanding, End of Period                                           0          12,244
-------------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.660
Accumulation Unit Value, End of Period                                             10.660        12.967
Number of Units Outstanding, End of Period                                           77         5,984
-------------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.176
Accumulation Unit Value, End of Period                                             10.176        12.643
Number of Units Outstanding, End of Period                                         11,494        34,724
-------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.353
Accumulation Unit Value, End of Period                                             10.353        14.673
Number of Units Outstanding, End of Period                                         8,227         13,718
-------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.550
Accumulation Unit Value, End of Period                                             10.550        12.145
Number of Units Outstanding, End of Period                                           0          13,837
-------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.387
Accumulation Unit Value, End of Period                                             10.387        12.441
Number of Units Outstanding, End of Period                                           0          13,599
-------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.797
Accumulation Unit Value, End of Period                                             10.797        13.514
Number of Units Outstanding, End of Period                                         1,878         15,891
-------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.723
Accumulation Unit Value, End of Period                                             9.723         11.310
Number of Units Outstanding, End of Period                                         6,728         10,784
-------------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.740
Accumulation Unit Value, End of Period                                             10.740        13.354
Number of Units Outstanding, End of Period                                           0          9,598
-------------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.184
Accumulation Unit Value, End of Period                                             10.184        10.449
Number of Units Outstanding, End of Period                                          486         14,322
-------------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.603
Accumulation Unit Value, End of Period                                             10.603        13.391
Number of Units Outstanding, End of Period                                          243         10,052
-------------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.406
Accumulation Unit Value, End of Period                                             10.406        13.000
Number of Units Outstanding, End of Period                                          283         8,406
-------------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.984
Accumulation Unit Value, End of Period                                             9.984         9.859
Number of Units Outstanding, End of Period                                           0          702
-------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.378
Accumulation Unit Value, End of Period                                             10.378        13.505
Number of Units Outstanding, End of Period                                          176         5,370
-------------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.203
Accumulation Unit Value, End of Period                                             11.203        14.583
Number of Units Outstanding, End of Period                                         8,003         15,054
-------------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.641
Accumulation Unit Value, End of Period                                             10.641        13.104
Number of Units Outstanding, End of Period                                           0          2,544
-------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.514
Accumulation Unit Value, End of Period                                             10.514        12.091
Number of Units Outstanding, End of Period                                          262         14,321
-------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.469
Accumulation Unit Value, End of Period                                             11.469        14.067
Number of Units Outstanding, End of Period                                           34         339
-------------------------------------------------------------------------------------------------
Putnam VT Vista
Accumulation Unit Value, Beginning of Period                                       10.000        10.371
Accumulation Unit Value, End of Period                                             10.371        13.571
Number of Units Outstanding, End of Period                                          627         7,681
-------------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.108
Accumulation Unit Value, End of Period                                             10.108        12.046
Number of Units Outstanding, End of Period                                          459         20,952
-------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.232
Accumulation Unit Value, End of Period                                             11.232        16.885
Number of Units Outstanding, End of Period                                           0          1,609
-------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.474
Accumulation Unit Value, End of Period                                             10.474        13.607
Number of Units Outstanding, End of Period                                         14,593        20,924
-------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.720
Accumulation Unit Value, End of Period                                             10.720        12.897
Number of Units Outstanding, End of Period                                           0          5,060
-------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.409
Accumulation Unit Value, End of Period                                             9.409         11.745
Number of Units Outstanding, End of Period                                           0          1,027
-------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.652
Accumulation Unit Value, End of Period                                             10.652        13.363
Number of Units Outstanding, End of Period                                           0          11,979
-------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.254
Accumulation Unit Value, End of Period                                             10.254        11.901
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.058
Accumulation Unit Value, End of Period                                             11.058        13.883
Number of Units Outstanding, End of Period                                           0          2,294
-------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.575
Number of Units Outstanding, End of Period                                              --       644
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.700
Accumulation Unit Value, End of Period                                             10.700        14.520
Number of Units Outstanding, End of Period                                           0          11,035
-------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.15% or the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.55% and an administrative expense charge of 0.19%.



(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.









Allstate  Advisor  Preferred  Contracts  with 5 Year  Withdrawal  Charge Option:
Accumulation  Unit Value and Number of Accumulation  Units  Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.713
Accumulation Unit Value, End of Period                                       --         13.396
Number of Units Outstanding, End of Period                                   --         22,659
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.837
Accumulation Unit Value, End of Period                                       --         15.549
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.054
Accumulation Unit Value, End of Period                                       --         14.567
Number of Units Outstanding, End of Period                                   --         19,781
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.053
Accumulation Unit Value, End of Period                                       --         12.985
Number of Units Outstanding, End of Period                                   --         1,035
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.464
Accumulation Unit Value, End of Period                                       --         12.143
Number of Units Outstanding, End of Period                                   --         2,170
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.517
Accumulation Unit Value, End of Period                                       --         15.137
Number of Units Outstanding, End of Period                                   --         10,650
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.613
Accumulation Unit Value, End of Period                                       --         12.690
Number of Units Outstanding, End of Period                                   --         22,322
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.351
Accumulation Unit Value, End of Period                                       --         12.394
Number of Units Outstanding, End of Period                                   --         8,021
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.119
Accumulation Unit Value, End of Period                                       --         13.099
Number of Units Outstanding, End of Period                                   --         6,384
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.281
Number of Units Outstanding, End of Period                                   --         26,077
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.093
Accumulation Unit Value, End of Period                                       --         14.239
Number of Units Outstanding, End of Period                                   --         4,988
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.744
Accumulation Unit Value, End of Period                                       --         12.962
Number of Units Outstanding, End of Period                                   --         13,984
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.474
Accumulation Unit Value, End of Period                                       --         12.638
Number of Units Outstanding, End of Period                                   --         18,585
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.725
Accumulation Unit Value, End of Period                                       --         14.668
Number of Units Outstanding, End of Period                                   --         5,831
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.258
Accumulation Unit Value, End of Period                                       --         12.141
Number of Units Outstanding, End of Period                                   --         28,846
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.762
Accumulation Unit Value, End of Period                                       --         12.437
Number of Units Outstanding, End of Period                                   --         6,340
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.004
Accumulation Unit Value, End of Period                                       --         13.509
Number of Units Outstanding, End of Period                                   --         34,138
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.244
Accumulation Unit Value, End of Period                                       --         11.306
Number of Units Outstanding, End of Period                                   --         6,953
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.877
Accumulation Unit Value, End of Period                                       --         13.349
Number of Units Outstanding, End of Period                                   --         9,981
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.367
Accumulation Unit Value, End of Period                                       --         10.446
Number of Units Outstanding, End of Period                                   --         30,780
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.586
Accumulation Unit Value, End of Period                                       --         13.386
Number of Units Outstanding, End of Period                                   --         12,136
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.703
Accumulation Unit Value, End of Period                                       --         12.996
Number of Units Outstanding, End of Period                                   --         5,204
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.947
Accumulation Unit Value, End of Period                                       --         9.856
Number of Units Outstanding, End of Period                                   --         47,037
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.990
Accumulation Unit Value, End of Period                                       --         13.500
Number of Units Outstanding, End of Period                                   --         11,085
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.332
Accumulation Unit Value, End of Period                                       --         14.578
Number of Units Outstanding, End of Period                                   --         6,002
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.852
Accumulation Unit Value, End of Period                                       --         13.100
Number of Units Outstanding, End of Period                                   --         6,830
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.693
Accumulation Unit Value, End of Period                                       --         12.087
Number of Units Outstanding, End of Period                                   --         14,889
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.658
Accumulation Unit Value, End of Period                                       --         14.062
Number of Units Outstanding, End of Period                                   --         892
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.809
Accumulation Unit Value, End of Period                                       --         13.566
Number of Units Outstanding, End of Period                                   --         9,308
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.589
Accumulation Unit Value, End of Period                                       --         12.402
Number of Units Outstanding, End of Period                                   --         33,995
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.691
Accumulation Unit Value, End of Period                                       --         16.880
Number of Units Outstanding, End of Period                                   --         2,992
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.391
Accumulation Unit Value, End of Period                                       --         13.603
Number of Units Outstanding, End of Period                                   --         8,491
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.599
Accumulation Unit Value, End of Period                                       --         12.892
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.939
Accumulation Unit Value, End of Period                                       --         11.741
Number of Units Outstanding, End of Period                                   --         2,786
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.790
Accumulation Unit Value, End of Period                                       --         13.359
Number of Units Outstanding, End of Period                                   --         15,649
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.898
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.302
Accumulation Unit Value, End of Period                                       --         13.878
Number of Units Outstanding, End of Period                                   --         1.562
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.575
Number of Units Outstanding, End of Period                                   --         644
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.392
Accumulation Unit Value, End of Period                                       --         14.515
Number of Units Outstanding, End of Period                                   --         11,406
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% under the contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.



(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate  Advisor  Preferred  Contracts  with 5 Year  Withdrawal  Charge Option:
Accumulation  Unit Value and Number of Accumulation  Units  Outstanding for Each
Variable  Sub-Account  Since  Contracts  Were First  Offered* (With the Earnings
Protection Death Benefit Option (age 0-70))



                                                                                For the Years
                                                                              Beginning January
                                                                                1* and Ending
                                                                                 December 31,
                                                                             ---------------------
Sub-Accounts                                                                         2002        2003
--------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.847
Accumulation Unit Value, End of Period                                              10.847       13.384
Number of Units Outstanding, End of Period                                            0         329
--------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.531
Accumulation Unit Value, End of Period                                              11.531       15.535
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.222
Accumulation Unit Value, End of Period                                              11.222       14.554
Number of Units Outstanding, End of Period                                            0         1,473
--------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.529
Accumulation Unit Value, End of Period                                              9.529        12.973
Number of Units Outstanding, End of Period                                            0         135
--------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.010
Accumulation Unit Value, End of Period                                              10.010       12.132
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.022
Accumulation Unit Value, End of Period                                              11.022       15.123
Number of Units Outstanding, End of Period                                           168         211
--------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.321
Accumulation Unit Value, End of Period                                              10.321       12.679
Number of Units Outstanding, End of Period                                           360         2,416
--------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.057
Accumulation Unit Value, End of Period                                              10.057       12.384
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.693
Accumulation Unit Value, End of Period                                              10.693       13.087
Number of Units Outstanding, End of Period                                            0         1,939
--------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.277
Number of Units Outstanding, End of Period                                              --       143
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.145
Accumulation Unit Value, End of Period                                              10.145       14.227
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Oppenheimer High Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.658
Accumulation Unit Value, End of Period                                              10.658       12.951
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.174
Accumulation Unit Value, End of Period                                              10.174       12.627
Number of Units Outstanding, End of Period                                           361         354
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.350
Accumulation Unit Value, End of Period                                              10.350       14.655
Number of Units Outstanding, End of Period                                            0         126
--------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.548
Accumulation Unit Value, End of Period                                              10.548       12.130
Number of Units Outstanding, End of Period                                           177         1,026
--------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.384
Accumulation Unit Value, End of Period                                              10.384       12.425
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.794
Accumulation Unit Value, End of Period                                              10.794       13.497
Number of Units Outstanding, End of Period                                            0         1,883
--------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.720
Accumulation Unit Value, End of Period                                              9.720        11.296
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
Putnam VT High Yield
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.737
Accumulation Unit Value, End of Period                                              10.737       13.337
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
Putnam VT Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.182
Accumulation Unit Value, End of Period                                              10.182       10.436
Number of Units Outstanding, End of Period                                            0         1,771
--------------------------------------------------------------------------------------------------
Putnam VT International Equity
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.601
Accumulation Unit Value, End of Period                                              10.601       13.374
Number of Units Outstanding, End of Period                                            0         432
--------------------------------------------------------------------------------------------------
Putnam VT Investors
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.404
Accumulation Unit Value, End of Period                                              10.404       12.984
Number of Units Outstanding, End of Period                                            0         935
--------------------------------------------------------------------------------------------------
Putnam VT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.981
Accumulation Unit Value, End of Period                                              9.981        9.847
Number of Units Outstanding, End of Period                                           186         227
--------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.375
Accumulation Unit Value, End of Period                                              10.375       13.488
Number of Units Outstanding, End of Period                                            0         496
--------------------------------------------------------------------------------------------------
Putnam VT New Value
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.200
Accumulation Unit Value, End of Period                                              11.200       14.565
Number of Units Outstanding, End of Period                                            0         125
--------------------------------------------------------------------------------------------------
Putnam VT Research
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.639
Accumulation Unit Value, End of Period                                              10.639       13.088
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.511
Accumulation Unit Value, End of Period                                              10.511       12.076
Number of Units Outstanding, End of Period                                           352         371
--------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.466
Accumulation Unit Value, End of Period                                              11.466       14.049
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Vista
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.369
Accumulation Unit Value, End of Period                                              10.369       13.554
Number of Units Outstanding, End of Period                                            0         299
--------------------------------------------------------------------------------------------------
Putnam VT Voyager
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.106
Accumulation Unit Value, End of Period                                              10.106       12.391
Number of Units Outstanding, End of Period                                            0         1,298
--------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.229
Accumulation Unit Value, End of Period                                              11.229       16.865
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.472
Accumulation Unit Value, End of Period                                              10.472       13.591
Number of Units Outstanding, End of Period                                            0         117
--------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.718
Accumulation Unit Value, End of Period                                              10.718       12.881
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Comcast
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.407
Accumulation Unit Value, End of Period                                              9.407        11.731
Number of Units Outstanding, End of Period                                            0         1,877
--------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.649
Accumulation Unit Value, End of Period                                              10.649       13.347
Number of Units Outstanding, End of Period                                            0         273
--------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.252
Accumulation Unit Value, End of Period                                              10.252       11.888
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.056
Accumulation Unit Value, End of Period                                              11.056       13.865
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                   --      --
Number of Units Outstanding, End of Period                                               --      --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.570
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.697
Accumulation Unit Value, End of Period                                              10.697       14.502
Number of Units Outstanding, End of Period                                           174         1,296
--------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option under the Contracts on October 14, 2002, except for the Oppenheimer Capital
Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT
Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP
Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT
Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van
Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable
Sub-Accounts, which were first offered under the Contracts on May 1, 2004.
Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.65% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option and the Enhanced Beneficiary Protection (Annual Increase) Option, both added prior to May 1, 2003) or (With the Enhanced Beneficiary Protection
(Annual Increase) Option added on or after May 1, 2003)



                                                                            For the Years
                                                                          Beginning January
                                                                            1* and Ending
                                                                             December 31,
                                                                         ---------------------
Sub-Accounts                                                                 2002       2003
----------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.846
Accumulation Unit Value, End of Period                                          10.846  13.376
Number of Units Outstanding, End of Period                                      32      36,844
----------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.530
Accumulation Unit Value, End of Period                                          11.530  15.526
Number of Units Outstanding, End of Period                                      0        13,159
----------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.220
Accumulation Unit Value, End of Period                                          11.220  14.545
Number of Units Outstanding, End of Period                                      0       12,422
----------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.528
Accumulation Unit Value, End of Period                                          9.528   12.965
Number of Units Outstanding, End of Period                                      0       6,609
----------------------------------------------------------------------------------------------
LSA Equity Growth (2)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.009
Accumulation Unit Value, End of Period                                          10.009  12.125
Number of Units Outstanding, End of Period                                      0       11,909
----------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.998
Accumulation Unit Value, End of Period                                          10.998  15.114
Number of Units Outstanding, End of Period                                      0       4,453
----------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.320
Accumulation Unit Value, End of Period                                          10.320  12.671
Number of Units Outstanding, End of Period                                      1,334   26,147
----------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.056
Accumulation Unit Value, End of Period                                          10.056  12.376
Number of Units Outstanding, End of Period                                      0       2,175
----------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.692
Accumulation Unit Value, End of Period                                          10.692  13.079
Number of Units Outstanding, End of Period                                      0       11,312
----------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.273
Number of Units Outstanding, End of Period                                      --      2,652
----------------------------------------------------------------------------------------------
Oppenheimer Global Securities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.144
Accumulation Unit Value, End of Period                                          10.144  14.218
Number of Units Outstanding, End of Period                                      0       8,938
----------------------------------------------------------------------------------------------
Oppenheimer High Income
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.657
Accumulation Unit Value, End of Period                                          10.657  12.943
Number of Units Outstanding, End of Period                                      0        3,401
----------------------------------------------------------------------------------------------
Oppenheimer Main Street
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.173
Accumulation Unit Value, End of Period                                          10.173  12.619
Number of Units Outstanding, End of Period                                      34      8,901
----------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.349
Accumulation Unit Value, End of Period                                          10.349  14.646
Number of Units Outstanding, End of Period                                      0       7,932
----------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.547
Accumulation Unit Value, End of Period                                          10.547  12.123
Number of Units Outstanding, End of Period                                      370     18,129
----------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.383
Accumulation Unit Value, End of Period                                          10.383  12.418
Number of Units Outstanding, End of Period                                      0       5,518
----------------------------------------------------------------------------------------------
Putnam VT Growth and Income
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.793
Accumulation Unit Value, End of Period                                          10.793  13.489
Number of Units Outstanding, End of Period                                      247     19,850
----------------------------------------------------------------------------------------------
Putnam VT Health Sciences
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.719
Accumulation Unit Value, End of Period                                          9.719   11.289
Number of Units Outstanding, End of Period                                      0       1,796
----------------------------------------------------------------------------------------------
Putnam VT High Yield
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.736
Accumulation Unit Value, End of Period                                          10.736  13.329
Number of Units Outstanding, End of Period                                      326     18,164
----------------------------------------------------------------------------------------------
Putnam VT Income
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.180
Accumulation Unit Value, End of Period                                          10.180  10.430
Number of Units Outstanding, End of Period                                      301     26,169
----------------------------------------------------------------------------------------------
Putnam VT International Equity
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.600
Accumulation Unit Value, End of Period                                          10.600  13.366
Number of Units Outstanding, End of Period                                      484     8,868
----------------------------------------------------------------------------------------------
Putnam VT Investors
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.403
Accumulation Unit Value, End of Period                                          10.403  12.976
Number of Units Outstanding, End of Period                                      0       2,496
----------------------------------------------------------------------------------------------
Putnam VT Money Market
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.980
Accumulation Unit Value, End of Period                                          9.980   9.841
Number of Units Outstanding, End of Period                                      802     2,748
----------------------------------------------------------------------------------------------
Putnam VT New Opportunities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.374
Accumulation Unit Value, End of Period                                          10.374  13.480
Number of Units Outstanding, End of Period                                      0       9,047
----------------------------------------------------------------------------------------------
Putnam VT New Value
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.199
Accumulation Unit Value, End of Period                                          11.199  14.556
Number of Units Outstanding, End of Period                                      158     4,822
----------------------------------------------------------------------------------------------
Putnam VT Research
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.638
Accumulation Unit Value, End of Period                                          10.638  13.080
Number of Units Outstanding, End of Period                                      0       14,551
----------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.510
Accumulation Unit Value, End of Period                                          10.510  12.069
Number of Units Outstanding, End of Period                                      33      15,756
----------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.465
Accumulation Unit Value, End of Period                                          11.465  14.041
Number of Units Outstanding, End of Period                                      0       1,246
----------------------------------------------------------------------------------------------
Putnam VT Vista
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.368
Accumulation Unit Value, End of Period                                          10.368  13.545
Number of Units Outstanding, End of Period                                      310     6,993
----------------------------------------------------------------------------------------------
Putnam VT Voyager
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.105
Accumulation Unit Value, End of Period                                          10.105  12.383
Number of Units Outstanding, End of Period                                      279     33,452
----------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.228
Accumulation Unit Value, End of Period                                          11.228  16.854
Number of Units Outstanding, End of Period                                      0       1,488
----------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.471
Accumulation Unit Value, End of Period                                          10.471  13.582
Number of Units Outstanding, End of Period                                      34      4,752
----------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.716
Accumulation Unit Value, End of Period                                          10.716  12.873
Number of Units Outstanding, End of Period                                      0       4,177
----------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.406
Accumulation Unit Value, End of Period                                          9.406   11.724
Number of Units Outstanding, End of Period                                      0       4,182
----------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.648
Accumulation Unit Value, End of Period                                          10.648  13.338
Number of Units Outstanding, End of Period                                      33      5,606
----------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
----------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.250
Accumulation Unit Value, End of Period                                          10.250  11.850
Number of Units Outstanding, End of Period                                      0       0
----------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.055
Accumulation Unit Value, End of Period                                          11.055  13.857
Number of Units Outstanding, End of Period                                      0       3,702
----------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
----------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      13.566
Number of Units Outstanding, End of Period                                      --      870
----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.696
Accumulation Unit Value, End of Period                                          10.696  14.493
Number of Units Outstanding, End of Period                                      0       6,352
----------------------------------------------------------------------------------------------


* The Allstate Advisor Provider Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% on October 14, 202. The Enhanced Beneficiary
Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003.
All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income
Securities, FTVIP Franklin U.S. Government, Van Kampen LIT Aggressive Growth,
Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity
Growth, and Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.









Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, added on or after May 1, 2003, and the Enhanced Beneficiary
Protection (Annual Increase) Option, added prior to May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         13.371
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.827
Accumulation Unit Value, End of Period                                       --         15.520
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.045
Accumulation Unit Value, End of Period                                       --         14.540
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.044
Accumulation Unit Value, End of Period                                       --         12.961
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.455
Accumulation Unit Value, End of Period                                       --         12.121
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.507
Accumulation Unit Value, End of Period                                       --         15.109
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.605
Accumulation Unit Value, End of Period                                       --         12.667
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.342
Accumulation Unit Value, End of Period                                       --         12.372
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.110
Accumulation Unit Value, End of Period                                       --         13.075
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.268
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.084
Accumulation Unit Value, End of Period                                       --         14.213
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.734
Accumulation Unit Value, End of Period                                       --         12.938
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.466
Accumulation Unit Value, End of Period                                       --         12.615
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.716
Accumulation Unit Value, End of Period                                       --         14.641
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.249
Accumulation Unit Value, End of Period                                       --         12.119
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.754
Accumulation Unit Value, End of Period                                       --         12.414
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.995
Accumulation Unit Value, End of Period                                       --         13.484
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.235
Accumulation Unit Value, End of Period                                       --         11.285
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.868
Accumulation Unit Value, End of Period                                       --         13.324
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.358
Accumulation Unit Value, End of Period                                       --         10.426
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.577
Accumulation Unit Value, End of Period                                       --         13.361
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.694
Accumulation Unit Value, End of Period                                       --         12.972
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.939
Accumulation Unit Value, End of Period                                       --         9.838
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.981
Accumulation Unit Value, End of Period                                       --         13.475
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.323
Accumulation Unit Value, End of Period                                       --         14.551
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.843
Accumulation Unit Value, End of Period                                       --         13.075
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.684
Accumulation Unit Value, End of Period                                       --         12.064
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.649
Accumulation Unit Value, End of Period                                       --         14.036
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.800
Accumulation Unit Value, End of Period                                       --         13.541
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.580
Accumulation Unit Value, End of Period                                       --         12.379
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.681
Accumulation Unit Value, End of Period                                       --         16.848
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.383
Accumulation Unit Value, End of Period                                       --         13.578
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.589
Accumulation Unit Value, End of Period                                       --         12.869
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.931
Accumulation Unit Value, End of Period                                       --         11.720
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.781
Accumulation Unit Value, End of Period                                       --         13.334
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.879
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.292
Accumulation Unit Value, End of Period                                       --         13.852
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.561
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.382
Accumulation Unit Value, End of Period                                       --         14.488
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.15% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.




Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the Earnings
Protection Death Benefit Option (age 71-79)) or (With the MAV Death Benefit
Option or Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003, and the Earnings Protection Death Benefit Option (age
0-70))



                                                                                   For the Years
                                                                                 Beginning January
                                                                                   1* and Ending
                                                                                    December 31,
                                                                                ---------------------
Sub-Accounts                                                                    2002    2003
-----------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.844
Accumulation Unit Value, End of Period                                                  10.844   13.359
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --      --
Accumulation Unit Value, End of Period                                                  --      --
Number of Units Outstanding, End of Period                                              --      --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   11.528
Accumulation Unit Value, End of Period                                                  11.528   15.507
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   11.218
Accumulation Unit Value, End of Period                                                  11.218   14.527
Number of Units Outstanding, End of Period                                              0        39
-----------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --      --
Accumulation Unit Value, End of Period                                                  --      --
Number of Units Outstanding, End of Period                                              --      --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   9.526
Accumulation Unit Value, End of Period                                                  9.526    12.949
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.007
Accumulation Unit Value, End of Period                                                  10.007   12.110
Number of Units Outstanding, End of Period                                              0       0
-----------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.995
Accumulation Unit Value, End of Period                                                  10.995   15.095
Number of Units Outstanding, End of Period                                              0        37
-----------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.318
Accumulation Unit Value, End of Period                                                  10.318   12.656
Number of Units Outstanding, End of Period                                              0       1,641
-----------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.054
Accumulation Unit Value, End of Period                                                  10.054   12.361
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.689
Accumulation Unit Value, End of Period                                                  10.689   13.063
Number of Units Outstanding, End of Period                                              0        80
-----------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.264
Number of Units Outstanding, End of Period                                              --       1,703
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.141
Accumulation Unit Value, End of Period                                                  10.141   14.200
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Oppenheimer High Income
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.654
Accumulation Unit Value, End of Period                                                  10.654   12.927
Number of Units Outstanding, End of Period                                              0        1,576
-----------------------------------------------------------------------------------------------------
Oppenheimer Main Street
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.170
Accumulation Unit Value, End of Period                                                  10.170   12.604
Number of Units Outstanding, End of Period                                              4,651    4,755
-----------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.347
Accumulation Unit Value, End of Period                                                  10.347   14.628
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.544
Accumulation Unit Value, End of Period                                                  10.544   12.108
Number of Units Outstanding, End of Period                                              0        122
-----------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.381
Accumulation Unit Value, End of Period                                                  10.381   12.402
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.791
Accumulation Unit Value, End of Period                                                  10.791   13.472
Number of Units Outstanding, End of Period                                              4,419    4,460
-----------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   9.717
Accumulation Unit Value, End of Period                                                  9.717    11.275
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Putnam VT High Yield
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.734
Accumulation Unit Value, End of Period                                                  10.734   13.312
Number of Units Outstanding, End of Period                                              4,683    4,351
-----------------------------------------------------------------------------------------------------
Putnam VT Income
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.178
Accumulation Unit Value, End of Period                                                  10.178   10.417
Number of Units Outstanding, End of Period                                              0        178
-----------------------------------------------------------------------------------------------------
Putnam VT International Equity
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.597
Accumulation Unit Value, End of Period                                                  10.597   13.350
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Putnam VT Investors
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.400
Accumulation Unit Value, End of Period                                                  10.400   12.960
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Putnam VT Money Market
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   9.978
Accumulation Unit Value, End of Period                                                  9.978    9.829
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.372
Accumulation Unit Value, End of Period                                                  10.372   13.463
Number of Units Outstanding, End of Period                                              0       0
-----------------------------------------------------------------------------------------------------
Putnam VT New Value
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   11.197
Accumulation Unit Value, End of Period                                                  11.197   14.538
Number of Units Outstanding, End of Period                                              0       0
-----------------------------------------------------------------------------------------------------
Putnam VT Research
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.635
Accumulation Unit Value, End of Period                                                  10.635   13.064
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.508
Accumulation Unit Value, End of Period                                                  10.508   12.054
Number of Units Outstanding, End of Period                                              4,623    5,035
-----------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   11.462
Accumulation Unit Value, End of Period                                                  11.462   14.023
Number of Units Outstanding, End of Period                                              0       0
-----------------------------------------------------------------------------------------------------
Putnam VT Vista
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.365
Accumulation Unit Value, End of Period                                                  10.365   13.529
Number of Units Outstanding, End of Period                                              0       0
-----------------------------------------------------------------------------------------------------
Putnam VT Voyager
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.102
Accumulation Unit Value, End of Period                                                  10.102   12.368
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   11.226
Accumulation Unit Value, End of Period                                                  11.226   16.833
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.468
Accumulation Unit Value, End of Period                                                  10.468   13.565
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.714
Accumulation Unit Value, End of Period                                                  10.714   12.857
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-----------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-----------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   9.404
Accumulation Unit Value, End of Period                                                  9.404    11.709
Number of Units Outstanding, End of Period                                              4,867   1,144
-----------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.646
Accumulation Unit Value, End of Period                                                  10.646   13.322
Number of Units Outstanding, End of Period                                              0       13,280
-----------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.248
Accumulation Unit Value, End of Period                                                  10.248   11.869
Number of Units Outstanding, End of Period                                              0       0
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   11.052
Accumulation Unit Value, End of Period                                                  11.052   13.840
Number of Units Outstanding, End of Period                                              0        0
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of                                                   --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.556
Number of Units Outstanding, End of Period                                              --       983
---------------------------------------------------------------------------------------------------
Van Kampen U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-----------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            10.000   10.694
Accumulation Unit Value, End of Period                                                  10.694   14.475
Number of Units Outstanding, End of Period                                              0        590
-----------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option at 0.15% and the Enhanced Beneficiary Protection (Annual Increase) Option at
0.15% under the Contracts on October 14, 2002, except for the Oppenheimer
Capital Appreciation and Van Kampen UIF Small Company Growth Variable
Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.



(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.











Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option and the Enhanced Beneficiary Protection (Annual Increase) Option, both added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         13.358
Number of Units Outstanding, End of Period                                   --         6,579
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.827
Accumulation Unit Value, End of Period                                       --         15.5040
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.045
Accumulation Unit Value, End of Period                                       --         14.525
Number of Units Outstanding, End of Period                                   --         1,725
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.044
Accumulation Unit Value, End of Period                                       --         12.948
Number of Units Outstanding, End of Period                                   --         2,931
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.455
Accumulation Unit Value, End of Period                                       --         12.108
Number of Units Outstanding, End of Period                                   --         492
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.507
Accumulation Unit Value, End of Period                                       --         15.093
Number of Units Outstanding, End of Period                                   --         2,945
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.605
Accumulation Unit Value, End of Period                                       --         12.654
Number of Units Outstanding, End of Period                                   --         1,899
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.342
Accumulation Unit Value, End of Period                                       --         12.359
Number of Units Outstanding, End of Period                                   --         265
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.110
Accumulation Unit Value, End of Period                                       --         13.061
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.256
Number of Units Outstanding, End of Period                                   --         4,368
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.084
Accumulation Unit Value, End of Period                                       --         14.198
Number of Units Outstanding, End of Period                                   --         948
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.734
Accumulation Unit Value, End of Period                                       --         12.925
Number of Units Outstanding, End of Period                                   --         2,423
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.465
Accumulation Unit Value, End of Period                                       --         12.602
Number of Units Outstanding, End of Period                                   --         2,935
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.716
Accumulation Unit Value, End of Period                                       --         14.626
Number of Units Outstanding, End of Period                                   --         2,529
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.249
Accumulation Unit Value, End of Period                                       --         12.106
Number of Units Outstanding, End of Period                                   --         1,295
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.754
Accumulation Unit Value, End of Period                                       --         12.401
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.995
Accumulation Unit Value, End of Period                                       --         13.470
Number of Units Outstanding, End of Period                                   --         4,250
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.235
Accumulation Unit Value, End of Period                                       --         11.274
Number of Units Outstanding, End of Period                                   --         1,030
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.868
Accumulation Unit Value, End of Period                                       --         13.311
Number of Units Outstanding, End of Period                                   --         2,675
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.358
Accumulation Unit Value, End of Period                                       --         10.416
Number of Units Outstanding, End of Period                                   --         1,522
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.577
Accumulation Unit Value, End of Period                                       --         13.348
Number of Units Outstanding, End of Period                                   --         1,036
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.694
Accumulation Unit Value, End of Period                                       --         12.958
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.939
Accumulation Unit Value, End of Period                                       --         9.828
Number of Units Outstanding, End of Period                                   --         2,102
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.981
Accumulation Unit Value, End of Period                                       --         13.461
Number of Units Outstanding, End of Period                                   --         3,369
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.323
Accumulation Unit Value, End of Period                                       --         14.536
Number of Units Outstanding, End of Period                                   --         3,089
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.843
Accumulation Unit Value, End of Period                                       --         13.062
Number of Units Outstanding, End of Period                                   --         845
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.684
Accumulation Unit Value, End of Period                                       --         12.052
Number of Units Outstanding, End of Period                                   --         1,126
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.649
Accumulation Unit Value, End of Period                                       --         14.021
Number of Units Outstanding, End of Period                                   --         687
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.800
Accumulation Unit Value, End of Period                                       --         13.527
Number of Units Outstanding, End of Period                                   --         1,322
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.580
Accumulation Unit Value, End of Period                                       --         12.366
Number of Units Outstanding, End of Period                                   --         4,181
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.681
Accumulation Unit Value, End of Period                                       --         16.831
Number of Units Outstanding, End of Period                                   --         1,432
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.383
Accumulation Unit Value, End of Period                                       --         13.564
Number of Units Outstanding, End of Period                                   --         642
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.589
Accumulation Unit Value, End of Period                                       --         12.855
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.931
Accumulation Unit Value, End of Period                                       --         11.708
Number of Units Outstanding, End of Period                                   --         3,843
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.781
Accumulation Unit Value, End of Period                                       --         13.320
Number of Units Outstanding, End of Period                                   --         1,295
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.870
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.292
Accumulation Unit Value, End of Period                                       --         13.838
Number of Units Outstanding, End of Period                                   --         302
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.547
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.382
Accumulation Unit Value, End of Period                                       --         14.473
Number of Units Outstanding, End of Period                                   --         567
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.30% under the contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, added on or after May 1, 2003, and the Earnings Protection Death
Benefit Option (age 0-70)) or (With the MAV Death Benefit Option, added prior to
May 1, 2003, and the Enhanced Beneficiary Protection (Annual Increase) Option, added on or after May 1, 2003)



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.698
Accumulation Unit Value, End of Period                                       --         13.355
Number of Units Outstanding, End of Period                                   --         2,441
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.821
Accumulation Unit Value, End of Period                                       --         15.501
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.039
Accumulation Unit Value, End of Period                                       --         14.522
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.039
Accumulation Unit Value, End of Period                                       --         12.945
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.450
Accumulation Unit Value, End of Period                                       --         12.106
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.501
Accumulation Unit Value, End of Period                                       --         15.090
Number of Units Outstanding, End of Period                                   --         2,160
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.599
Accumulation Unit Value, End of Period                                       --         12.651
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.337
Accumulation Unit Value, End of Period                                       --         12.356
Number of Units Outstanding, End of Period                                   --         2,638
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.104
Accumulation Unit Value, End of Period                                       --         13.059
Number of Units Outstanding, End of Period                                   --         2,496
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.260
Number of Units Outstanding, End of Period                                   --         2,809
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.079
Accumulation Unit Value, End of Period                                       --         14.195
Number of Units Outstanding, End of Period                                   --         2,297
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.727
Accumulation Unit Value, End of Period                                       --         12.922
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.460
Accumulation Unit Value, End of Period                                       --         12.599
Number of Units Outstanding, End of Period                                   --         2,587
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.710
Accumulation Unit Value, End of Period                                       --         14.623
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.243
Accumulation Unit Value, End of Period                                       --         12.104
Number of Units Outstanding, End of Period                                   --         221
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.748
Accumulation Unit Value, End of Period                                       --         12.398
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         13.468
Number of Units Outstanding, End of Period                                   --         138
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.230
Accumulation Unit Value, End of Period                                       --         11.271
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.861
Accumulation Unit Value, End of Period                                       --         13.308
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.352
Accumulation Unit Value, End of Period                                       --         10.414
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.571
Accumulation Unit Value, End of Period                                       --         13.345
Number of Units Outstanding, End of Period                                   --         143
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.688
Accumulation Unit Value, End of Period                                       --         12.956
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.933
Accumulation Unit Value, End of Period                                       --         9.823
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.975
Accumulation Unit Value, End of Period                                       --         13.459
Number of Units Outstanding, End of Period                                   --         2,422
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.317
Accumulation Unit Value, End of Period                                       --         14.533
Number of Units Outstanding, End of Period                                   --         2,374
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.837
Accumulation Unit Value, End of Period                                       --         13.059
Number of Units Outstanding, End of Period                                   --         140
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         12.050
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.642
Accumulation Unit Value, End of Period                                       --         14.019
Number of Units Outstanding, End of Period                                   --         132
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.794
Accumulation Unit Value, End of Period                                       --         13.524
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.574
Accumulation Unit Value, End of Period                                       --         12.363
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.674
Accumulation Unit Value, End of Period                                       --         16.828
Number of Units Outstanding, End of Period                                   --         1,937
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.377
Accumulation Unit Value, End of Period                                       --         13.561
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.583
Accumulation Unit Value, End of Period                                       --         12.853
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         11.705
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.775
Accumulation Unit Value, End of Period                                       --         13.317
Number of Units Outstanding, End of Period                                   --         210
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.866
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.285
Accumulation Unit Value, End of Period                                       --         13.835
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.552
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.376
Accumulation Unit Value, End of Period                                       --         14.470
Number of Units Outstanding, End of Period                                   --         127
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and with the Earnings Protection Death Benefit Option on
October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary
Protection (Annual Increase) Option at 0.30% under the contracts on May 1, 2023, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.85% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.












Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option or the Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003, and the Earnings Protection Death Benefit
Option (age 71-79)) or (With the Enhanced Beneficiary Protection (Annual
Increase) Option, added on or after May 1, 2003, and the Earnings Protection
Death Benefit Option (age 0-70)) or (With the MAV Death Benefit Option and
Enhanced Beneficiary Protection (Annual Increase) Option, both added prior to
May 1, 2003, and the Earnings Protection Death Benefit Option (age 0-70))



                                                                             For the Years
                                                                           Beginning January
                                                                             1* and Ending
                                                                              December 31,
                                                                          ---------------------
Sub-Accounts                                                                 2002       2003
-----------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.840
Accumulation Unit Value, End of Period                                          10.840  13.335
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.524
Accumulation Unit Value, End of Period                                          11.524  15.478
Number of Units Outstanding, End of Period                                      0        0
-----------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.214
Accumulation Unit Value, End of Period                                          11.214  14.500
Number of Units Outstanding, End of Period                                      0       246
-----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Government
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.523
Accumulation Unit Value, End of Period                                          9.523   12.925
Number of Units Outstanding, End of Period                                      0        0
-----------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.003
Accumulation Unit Value, End of Period                                          10.003  12.087
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.992
Accumulation Unit Value, End of Period                                          10.992  15.067
Number of Units Outstanding, End of Period                                      0       3,651
-----------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.314
Accumulation Unit Value, End of Period                                          10.314  12.632
Number of Units Outstanding, End of Period                                      0       893
-----------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.050
Accumulation Unit Value, End of Period                                          10.050  12.338
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.686
Accumulation Unit Value, End of Period                                          10.686  13.039
Number of Units Outstanding, End of Period                                      0
-----------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.252
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.138
Accumulation Unit Value, End of Period                                          10.138  14.174
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Oppenheimer High Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.651
Accumulation Unit Value, End of Period                                          10.651  12.903
Number of Units Outstanding, End of Period                                      0        0
-----------------------------------------------------------------------------------------------
Oppenheimer Main Street
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.167
Accumulation Unit Value, End of Period                                          10.167  12.580
Number of Units Outstanding, End of Period                                      0       4,645
-----------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.344
Accumulation Unit Value, End of Period                                          10.344  14.601
Number of Units Outstanding, End of Period                                      0       3,882
-----------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.541
Accumulation Unit Value, End of Period                                          10.541  12.085
Number of Units Outstanding, End of Period                                      0
-----------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.378
Accumulation Unit Value, End of Period                                          10.378  12.379
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.787
Accumulation Unit Value, End of Period                                          10.787  13.447
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.714
Accumulation Unit Value, End of Period                                          9.714   11.254
Number of Units Outstanding, End of Period                                      0       209
-----------------------------------------------------------------------------------------------
Putnam VT High Yield
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.730
Accumulation Unit Value, End of Period                                          10.730  13.288
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.175
Accumulation Unit Value, End of Period                                          10.175  10.398
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT International Equity
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.594
Accumulation Unit Value, End of Period                                          10.594  13.325
Number of Units Outstanding, End of                                             0       0
-----------------------------------------------------------------------------------------------
Putnam VT Investors
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.397
Accumulation Unit Value, End of Period                                          10.397  12.936
Number of Units Outstanding, End of Period                                      0        0
-----------------------------------------------------------------------------------------------
Putnam VT Money Market
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.975
Accumulation Unit Value, End of Period                                          9.975   9.811
Number of Units Outstanding, End of Period                                      0        0
-----------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.369
Accumulation Unit Value, End of Period                                          10.369  13.438
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT New Value
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.193
Accumulation Unit Value, End of Period                                          11.193  14.511
Number of Units Outstanding, End of Period                                      0       492
-----------------------------------------------------------------------------------------------
Putnam VT Research
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.632
Accumulation Unit Value, End of Period                                          10.632  13.039
Number of Units Outstanding, End of Period                                      0        3,770
-----------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.504
Accumulation Unit Value, End of Period                                          10.504  12.031
Number of Units Outstanding, End of Period                                      0       390
-----------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.459
Accumulation Unit Value, End of Period                                          11.459  13.997
Number of Units Outstanding, End of Period                                      0
-----------------------------------------------------------------------------------------------
Putnam VT Vista
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.362
Accumulation Unit Value, End of Period                                          10.362  13.504
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT Voyager
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.099
Accumulation Unit Value, End of Period                                          10.099  12.345
Number of Units Outstanding, End of Period                                      0        379
-----------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.222
Accumulation Unit Value, End of Period                                          11.222  16.802
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.465
Accumulation Unit Value, End of Period                                          10.465  13.540
Number of Units Outstanding, End of Period                                      0        88
-----------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.711
Accumulation Unit Value, End of Period                                          10.711  12.833
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.401
Accumulation Unit Value, End of Period                                          9.401   11.687
Number of Units Outstanding, End of Period                                      0       399
-----------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.642
Accumulation Unit Value, End of Period                                          10.642  13.297
Number of Units Outstanding, End of                                             0       3,961
-----------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.245
Accumulation Unit Value, End of Period                                          10.245  11.850
Number of Units Outstanding, End of Period                                      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.049
Accumulation Unit Value, End of Period                                          11.049  13.814
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      13.543
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.690
Accumulation Unit Value, End of Period                                          10.690  14.448
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.



Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, added on or after May 1, 2003, and the Earnings Protection Death
Benefit Option (age 71-79)) or (With the MAV Death Benefit Option, added on or after May 1, 2003, the Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1, 2003, and the Earnings Protection Death Benefit Option
(age 0-70))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.690
Accumulation Unit Value, End of Period                                       --         13.330
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.811
Accumulation Unit Value, End of Period                                       --         15.472
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.030
Accumulation Unit Value, End of Period                                       --         14.495
Number of Units Outstanding, End of Period                                   --         157
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.030
Accumulation Unit Value, End of Period                                       --         12.921
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.441
Accumulation Unit Value, End of Period                                       --         12.083
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.491
Accumulation Unit Value, End of Period                                       --         15.062
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.590
Accumulation Unit Value, End of Period                                       --         12.628
Number of Units Outstanding, End of Period                                   --         177
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.328
Accumulation Unit Value, End of Period                                       --         12.333
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.095
Accumulation Unit Value, End of Period                                       --         13.034
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.248
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.070
Accumulation Unit Value, End of Period                                       --         14.169
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.718
Accumulation Unit Value, End of Period                                       --         12.898
Number of Units Outstanding, End of Period                                   --         340
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.451
Accumulation Unit Value, End of Period                                       --         12.576
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.701
Accumulation Unit Value, End of Period                                       --         14.596
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.233
Accumulation Unit Value, End of Period                                       --         12.081
Number of Units Outstanding, End of Period                                   --         724
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.739
Accumulation Unit Value, End of Period                                       --         12.375
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.980
Accumulation Unit Value, End of Period                                       --         13.443
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.221
Accumulation Unit Value, End of Period                                       --         11.251
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.851
Accumulation Unit Value, End of Period                                       --         13.283
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.344
Accumulation Unit Value, End of Period                                       --         10.394
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.562
Accumulation Unit Value, End of Period                                       --         13.320
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.679
Accumulation Unit Value, End of Period                                       --         12.931
Number of Units Outstanding, End of Period                                   --         345
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         9.807
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.966
Accumulation Unit Value, End of Period                                       --         13.434
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.307
Accumulation Unit Value, End of Period                                       --         14.506
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.828
Accumulation Unit Value, End of Period                                       --         13.035
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.669
Accumulation Unit Value, End of Period                                       --         12.027
Number of Units Outstanding, End of Period                                   --         1,476
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.633
Accumulation Unit Value, End of Period                                       --         13.993
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.785
Accumulation Unit Value, End of Period                                       --         13.499
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.566
Accumulation Unit Value, End of Period                                       --         12.341
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.665
Accumulation Unit Value, End of Period                                       --         16.796
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.368
Accumulation Unit Value, End of Period                                       --         13.536
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.573
Accumulation Unit Value, End of Period                                       --         12.829
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.917
Accumulation Unit Value, End of Period                                       --         11.683
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.766
Accumulation Unit Value, End of Period                                       --         13.292
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.847
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.275
Accumulation Unit Value, End of Period                                       --         13.809
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.538
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.366
Accumulation Unit Value, End of Period                                       --         14.443
Number of Units Outstanding, End of Period                                   --         305
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on under the Contracts on October 14, 2002. The
MAV Death Benefit Option at 0.20% was first offered on under the Contracts on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered
October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen
UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen
UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.











ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 5 YEAR WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH
BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION,
BOTH ADDED PRIOR TO MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT
OPTION (AGE 71-79))OR (WITH THE ENHANCED BENEFICIARY PROTECTION (ANNUAL
INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION
DEATH BENEFIT OPTION (AGE 71-79)) OR (WITH THE MAV DEATH BENEFIT OPTION, ADDED
PRIOR TO MAY 1, 2003, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE)
OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT
OPTION (AGE 0-70))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                             ------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.837
 Accumulation Unit Value, End of Period                       10.837    13.310
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.520
 Accumulation Unit Value, End of Period                       11.520    15.449
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.211
 Accumulation Unit Value, End of Period                       11.211    14.473
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.520
 Accumulation Unit Value, End of Period                        9.520    12.901
 Number of Units Outstanding, End of Period                        0     1,854
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.000
 Accumulation Unit Value, End of Period                       10.000    12.065
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.988
 Accumulation Unit Value, End of Period                       10.988    15.039
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.311
 Accumulation Unit Value, End of Period                       10.311    12.609
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.047
 Accumulation Unit Value, End of Period                       10.047    12.314
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.682
 Accumulation Unit Value, End of Period                       10.682    13.015
 Number of Units Outstanding, End of Period                        0     3,513
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    12.239
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.135
 Accumulation Unit Value, End of Period                       10.135    14.147
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.647
 Accumulation Unit Value, End of Period                       10.647    12.879
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.164
 Accumulation Unit Value, End of Period                       10.164    12.557
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.340
 Accumulation Unit Value, End of Period                       10.340    14.574
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.537
 Accumulation Unit Value, End of Period                       10.537    12.063
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.374
 Accumulation Unit Value, End of Period                       10.374    12.356
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.784
 Accumulation Unit Value, End of Period                       10.784    13.422
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.711
 Accumulation Unit Value, End of Period                        9.711    11.233
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.727
 Accumulation Unit Value, End of Period                       10.727    13.263
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.172
 Accumulation Unit Value, End of Period                       10.172    10.378
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.590
 Accumulation Unit Value, End of Period                       10.590    13.300
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.394
 Accumulation Unit Value, End of Period                       10.394    12.912
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.972
 Accumulation Unit Value, End of Period                        9.972     9.792
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.365
 Accumulation Unit Value, End of Period                       10.365    13.413
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.189
 Accumulation Unit Value, End of Period                       11.189    14.484
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.628
 Accumulation Unit Value, End of Period                       10.628    13.015
 Number of Units Outstanding, End of Period                        0     3,575
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.501
 Accumulation Unit Value, End of Period                       10.501    12.009
 Number of Units Outstanding, End of Period                        0     3,695
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.455
 Accumulation Unit Value, End of Period                       11.455    13.971
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.359
 Accumulation Unit Value, End of Period                       10.359    13.479
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.096
 Accumulation Unit Value, End of Period                       10.096    12.322
 Number of Units Outstanding, End of Period                        0     1,851
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.218
 Accumulation Unit Value, End of Period                       11.218    16.771
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.462
 Accumulation Unit Value, End of Period                       10.462    13.515
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.707
 Accumulation Unit Value, End of Period                       10.707    12.809
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.398
 Accumulation Unit Value, End of Period                        9.398    11.666
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.639
 Accumulation Unit Value, End of Period                       10.639    13.273
 Number of Units Outstanding, End of Period                        0     3,570
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.242
 Accumulation Unit Value, End of Period                       10.242    11.831
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.045
 Accumulation Unit Value, End of Period                       11.045    13.788
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate - Class II
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.687
 Accumulation Unit Value, End of Period                       10.687    14.421
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    13.529
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 shown. Accumulation Unit Values for the Van Kampen Money Market and
Van Kampen UIF Global Franchise Variable Sub-Accounts are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.10% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option, both added on or after May 1, 2003, and the Earnings Protection Death Benefit
Option (age 0-70)) or (With the MAV Death Benefit Option added on or after May
1, 2003, the Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1, 2003, and the Earnings Protection Death Benefit Option (age
71-79))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.689
Accumulation Unit Value, End of Period                                       --         13.316
Number of Units Outstanding, End of Period                                   --         538
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.811
Accumulation Unit Value, End of Period                                       --         15.457
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.030
Accumulation Unit Value, End of Period                                       --         14.480
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.030
Accumulation Unit Value, End of Period                                       --         12.908
Number of Units Outstanding, End of Period                                   --         337
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.441
Accumulation Unit Value, End of Period                                       --         12.071
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.491
Accumulation Unit Value, End of Period                                       --         15.047
Number of Units Outstanding, End of Period                                   --         2,635
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.590
Accumulation Unit Value, End of Period                                       --         12.615
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.328
Accumulation Unit Value, End of Period                                       --         12.321
Number of Units Outstanding, End of Period                                   --         81
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.095
Accumulation Unit Value, End of Period                                       --         13.021
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.235
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.070
Accumulation Unit Value, End of Period                                       --         14.154
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.717
Accumulation Unit Value, End of Period                                       --         12.885
Number of Units Outstanding, End of Period                                   --         111
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.451
Accumulation Unit Value, End of Period                                       --         12.562
Number of Units Outstanding, End of Period                                   --         2,777
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.701
Accumulation Unit Value, End of Period                                       --         14.581
Number of Units Outstanding, End of Period                                   --         2,424
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.233
Accumulation Unit Value, End of Period                                       --         12.069
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.739
Accumulation Unit Value, End of Period                                       --         12.362
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.980
Accumulation Unit Value, End of Period                                       --         13.429
Number of Units Outstanding, End of Period                                   --         209
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.221
Accumulation Unit Value, End of Period                                       --         11.239
Number of Units Outstanding, End of Period                                   --         170
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.851
Accumulation Unit Value, End of Period                                       --         13.270
Number of Units Outstanding, End of Period                                   --         205
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.344
Accumulation Unit Value, End of Period                                       --         10.383
Number of Units Outstanding, End of Period                                   --         496
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.562
Accumulation Unit Value, End of Period                                       --         13.307
Number of Units Outstanding, End of Period                                   --         113
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.679
Accumulation Unit Value, End of Period                                       --         12.918
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         9.797
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.966
Accumulation Unit Value, End of Period                                       --         13.420
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.307
Accumulation Unit Value, End of Period                                       --         14.491
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.828
Accumulation Unit Value, End of Period                                       --         13.021
Number of Units Outstanding, End of Period                                   --         2,136
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.669
Accumulation Unit Value, End of Period                                       --         12.015
Number of Units Outstanding, End of Period                                   --         120
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.633
Accumulation Unit Value, End of Period                                       --         13.978
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.785
Accumulation Unit Value, End of Period                                       --         13.485
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.566
Accumulation Unit Value, End of Period                                       --         12.328
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.665
Accumulation Unit Value, End of Period                                       --         16.779
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.368
Accumulation Unit Value, End of Period                                       --         13.522
Number of Units Outstanding, End of Period                                   --         924
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.573
Accumulation Unit Value, End of Period                                       --         12.816
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.917
Accumulation Unit Value, End of Period                                       --         11.671
Number of Units Outstanding, End of Period                                   --         335
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.766
Accumulation Unit Value, End of Period                                       --         13.279
Number of Units Outstanding, End of Period                                   --         2,683
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.838
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.275
Accumulation Unit Value, End of Period                                       --         13.795
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.524
Number of Units Outstanding, End of Period                                   --         179
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.366
Accumulation Unit Value, End of Period                                       --         14.429
Number of Units Outstanding, End of Period                                   --         69
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% were first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.15% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added prior to May 1, 2003, the Enhanced Beneficiary Protection (Annual
Increase) Option, added on or after May 1, 2003, and the Earnings Protection
Death Benefit Option (age 71-79))



                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.681
Accumulation Unit Value, End of Period                                       --         13.296
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.801
Accumulation Unit Value, End of Period                                       --         15.433
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.021
Accumulation Unit Value, End of Period                                       --         14.458
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.022
Accumulation Unit Value, End of Period                                       --         12.888
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.432
Accumulation Unit Value, End of Period                                       --         12.053
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.482
Accumulation Unit Value, End of Period                                       --         15.024
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.581
Accumulation Unit Value, End of Period                                       --         12.596
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.319
Accumulation Unit Value, End of Period                                       --         12.302
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.085
Accumulation Unit Value, End of Period                                       --         13.001
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.227
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.062
Accumulation Unit Value, End of Period                                       --         14.133
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.708
Accumulation Unit Value, End of Period                                       --         12.866
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.442
Accumulation Unit Value, End of Period                                       --         12.544
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.692
Accumulation Unit Value, End of Period                                       --         14.559
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.224
Accumulation Unit Value, End of Period                                       --         12.050
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.730
Accumulation Unit Value, End of Period                                       --         12.344
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.971
Accumulation Unit Value, End of Period                                       --         13.408
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.213
Accumulation Unit Value, End of Period                                       --         11.222
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.841
Accumulation Unit Value, End of Period                                       --         13.249
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.335
Accumulation Unit Value, End of Period                                       --         10.368
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.554
Accumulation Unit Value, End of Period                                       --         13.286
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.670
Accumulation Unit Value, End of Period                                       --         12.898
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.917
Accumulation Unit Value, End of Period                                       --         9.782
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.957
Accumulation Unit Value, End of Period                                       --         13.399
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.298
Accumulation Unit Value, End of Period                                       --         14.469
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.819
Accumulation Unit Value, End of Period                                       --         13.002
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.660
Accumulation Unit Value, End of Period                                       --         11.997
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.623
Accumulation Unit Value, End of Period                                       --         13.957
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.776
Accumulation Unit Value, End of Period                                       --         13.465
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.557
Accumulation Unit Value, End of Period                                       --         12.309
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.655
Accumulation Unit Value, End of Period                                       --         16.754
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.359
Accumulation Unit Value, End of Period                                       --         13.501
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.563
Accumulation Unit Value, End of Period                                       --         12.796
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.909
Accumulation Unit Value, End of Period                                       --         11.654
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.757
Accumulation Unit Value, End of Period                                       --         13.259
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.822
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.265
Accumulation Unit Value, End of Period                                       --         13.774
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.515
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.357
Accumulation Unit Value, End of Period                                       --         14.407
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Earnings Protection Death Benefit Option on
October 14, 2002. The Enhanced Beneficiary Protection (Annu8al Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.25% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option or the Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003)



                                                                                 For the Years
                                                                               Beginning January
                                                                                 1* and Ending
                                                                                  December 31,
                                                                              ---------------------
Sub-Accounts                                                                          2002      2003
---------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.847
Accumulation Unit Value, End of Period                                               10.847      13.384
Number of Units Outstanding, End of Period                                           3,122       49,341
---------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.531
Accumulation Unit Value, End of Period                                               11.531      15.535
Number of Units Outstanding, End of Period                                            645        9,235
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.222
Accumulation Unit Value, End of Period                                               11.222      14.554
Number of Units Outstanding, End of Period                                           1,646       31,656
---------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.529
Accumulation Unit Value, End of Period                                               9.529       12.973
Number of Units Outstanding, End of Period                                             0         1,838
---------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.010
Accumulation Unit Value, End of Period                                               10.010      12.132
Number of Units Outstanding, End of Period                                             0         12,519
---------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.022
Accumulation Unit Value, End of Period                                               11.022      15.123
Number of Units Outstanding, End of Period                                            474        17,661
---------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.321
Accumulation Unit Value, End of Period                                               10.321      12.679
Number of Units Outstanding, End of Period                                           3,185       112,715
---------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.057
Accumulation Unit Value, End of Period                                               10.057      12.384
Number of Units Outstanding, End of Period                                             0         3,775
---------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.693
Accumulation Unit Value, End of Period                                               10.693      13.087
Number of Units Outstanding, End of Period                                             0         21,150
---------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.277
Number of Units Outstanding, End of Period                                              --       595
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.145
Accumulation Unit Value, End of Period                                               10.145      14.227
Number of Units Outstanding, End of Period                                           1,829       28,051
---------------------------------------------------------------------------------------------------
Oppenheimer High Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.658
Accumulation Unit Value, End of Period                                               10.658      12.951
Number of Units Outstanding, End of Period                                            476        35,410
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.174
Accumulation Unit Value, End of Period                                               10.174      12.627
Number of Units Outstanding, End of Period                                           1,301       71,489
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.350
Accumulation Unit Value, End of Period                                               10.350      14.655
Number of Units Outstanding, End of Period                                            111        10,718
---------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.548
Accumulation Unit Value, End of Period                                               10.548      12.130
Number of Units Outstanding, End of Period                                           1,210       76,396
---------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.384
Accumulation Unit Value, End of Period                                               10.384      12.425
Number of Units Outstanding, End of Period                                             0         19,761
---------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.794
Accumulation Unit Value, End of Period                                               10.794      13.497
Number of Units Outstanding, End of Period                                           2,435       40,400
---------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.720
Accumulation Unit Value, End of Period                                               9.720       11.296
Number of Units Outstanding, End of Period                                             0         6,096
---------------------------------------------------------------------------------------------------
Putnam VT High Yield
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.737
Accumulation Unit Value, End of Period                                               10.737      13.337
Number of Units Outstanding, End of Period                                            262        64,728
---------------------------------------------------------------------------------------------------
Putnam VT Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.182
Accumulation Unit Value, End of Period                                               10.182      10.436
Number of Units Outstanding, End of Period                                           3,023       125,589
---------------------------------------------------------------------------------------------------
Putnam VT International Equity
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.601
Accumulation Unit Value, End of Period                                               10.601      13.374
Number of Units Outstanding, End of Period                                           1,010       19,443
---------------------------------------------------------------------------------------------------
Putnam VT Investors
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.404
Accumulation Unit Value, End of Period                                               10.404      12.984
Number of Units Outstanding, End of Period                                           2,066       24,417
---------------------------------------------------------------------------------------------------
Putnam VT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.981
Accumulation Unit Value, End of Period                                               9.981       9.847
Number of Units Outstanding, End of Period                                           11,208      15,887
---------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.375
Accumulation Unit Value, End of Period                                               10.375      13.488
Number of Units Outstanding, End of Period                                             52        1,448
---------------------------------------------------------------------------------------------------
Putnam VT New Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.200
Accumulation Unit Value, End of Period                                               11.200      14.565
Number of Units Outstanding, End of Period                                            252        21,462
---------------------------------------------------------------------------------------------------
Putnam VT Research
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.639
Accumulation Unit Value, End of Period                                               10.639      13.088
Number of Units Outstanding, End of Period                                             0         8,645
---------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.511
Accumulation Unit Value, End of Period                                               10.511      12.076
Number of Units Outstanding, End of Period                                           3,032       82,777
---------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.466
Accumulation Unit Value, End of Period                                               11.466      14.049
Number of Units Outstanding, End of Period                                             0         6,333
---------------------------------------------------------------------------------------------------
Putnam VT Vista
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.369
Accumulation Unit Value, End of Period                                               10.369      13.554
Number of Units Outstanding, End of Period                                            817        20,444
---------------------------------------------------------------------------------------------------
Putnam VT Voyager
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.106
Accumulation Unit Value, End of Period                                               10.106      12.391
Number of Units Outstanding, End of Period                                            960        71,806
---------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.229
Accumulation Unit Value, End of Period                                               11.229      16.864
Number of Units Outstanding, End of Period                                             0         1,230
---------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.472
Accumulation Unit Value, End of Period                                               10.472      13.591
Number of Units Outstanding, End of Period                                            379        39,683
---------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.718
Accumulation Unit Value, End of Period                                               10.718      12.881
Number of Units Outstanding, End of Period                                             0         18,254
---------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.407
Accumulation Unit Value, End of Period                                               9.407       11.731
Number of Units Outstanding, End of Period                                            327        18,129
---------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.649
Accumulation Unit Value, End of Period                                               10.649      13.347
Number of Units Outstanding, End of Period                                             0         66,674
---------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.252
Accumulation Unit Value, End of Period                                               10.252      11.857
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.056
Accumulation Unit Value, End of Period                                               11.056      13.865
Number of Units Outstanding, End of Period                                             0         1,331
---------------------------------------------------------------------------------------------------
Van Kampen Equity and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen Equity Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.570
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.697
Accumulation Unit Value, End of Period                                               10.697      14.502
Number of Units Outstanding, End of Period                                            547        23,937
---------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.15% or the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.65% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.




Allstate  Advisor  Preferred  Contracts  with 3 Year  Withdrawal  Charge Option:
Accumulation  Unit Value and Number of Accumulation  Units  Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.707
Accumulation Unit Value, End of Period                                       --         13.380
Number of Units Outstanding, End of Period                                   --         106,640
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.830
Accumulation Unit Value, End of Period                                       --         15.530
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.048
Accumulation Unit Value, End of Period                                       --         14.549
Number of Units Outstanding, End of Period                                   --         41,983
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.047
Accumulation Unit Value, End of Period                                       --         12.969
Number of Units Outstanding, End of Period                                   --         14,595
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.458
Accumulation Unit Value, End of Period                                       --         12.128
Number of Units Outstanding, End of Period                                   --         7,383
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.510
Accumulation Unit Value, End of Period                                       --         15.118
Number of Units Outstanding, End of Period                                   --         69,493
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.608
Accumulation Unit Value, End of Period                                       --         12.675
Number of Units Outstanding, End of Period                                   --         139,012
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.345
Accumulation Unit Value, End of Period                                       --         12.379
Number of Units Outstanding, End of Period                                   --         57,983
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.113
Accumulation Unit Value, End of Period                                       --         13.083
Number of Units Outstanding, End of Period                                   --         58,873
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.273
Number of Units Outstanding, End of Period                                   --         72,134
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.087
Accumulation Unit Value, End of Period                                       --         14.222
Number of Units Outstanding, End of Period                                   --         18,054
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.737
Accumulation Unit Value, End of Period                                       --         12.946
Number of Units Outstanding, End of Period                                   --         26,448
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.468
Accumulation Unit Value, End of Period                                       --         12.623
Number of Units Outstanding, End of Period                                   --         58,438
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.719
Accumulation Unit Value, End of Period                                       --         14.650
Number of Units Outstanding, End of Period                                   --         26,125
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.252
Accumulation Unit Value, End of Period                                       --         12.126
Number of Units Outstanding, End of Period                                   --         54,870
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.757
Accumulation Unit Value, End of Period                                       --         12.421
Number of Units Outstanding, End of Period                                   --         20,605
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.998
Accumulation Unit Value, End of Period                                       --         13.493
Number of Units Outstanding, End of Period                                   --         41,372
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.238
Accumulation Unit Value, End of Period                                       --         11.292
Number of Units Outstanding, End of Period                                   --         25,169
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.871
Accumulation Unit Value, End of Period                                       --         13.333
Number of Units Outstanding, End of Period                                   --         59,202
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.361
Accumulation Unit Value, End of Period                                       --         10.433
Number of Units Outstanding, End of Period                                   --         96,913
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.586
Accumulation Unit Value, End of Period                                       --         13.370
Number of Units Outstanding, End of Period                                   --         24,552
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.697
Accumulation Unit Value, End of Period                                       --         12.980
Number of Units Outstanding, End of Period                                   --         12,684
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.942
Accumulation Unit Value, End of Period                                       --         9.844
Number of Units Outstanding, End of Period                                   --         55,489
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.984
Accumulation Unit Value, End of Period                                       --         13.484
Number of Units Outstanding, End of Period                                   --         14,480
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.326
Accumulation Unit Value, End of Period                                       --         14.560
Number of Units Outstanding, End of Period                                   --         7,769
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.846
Accumulation Unit Value, End of Period                                       --         13.083
Number of Units Outstanding, End of Period                                   --         13,274
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.687
Accumulation Unit Value, End of Period                                       --         12.072
Number of Units Outstanding, End of Period                                   --         49,138
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.652
Accumulation Unit Value, End of Period                                       --         14.045
Number of Units Outstanding, End of Period                                   --         6,117
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.803
Accumulation Unit Value, End of Period                                       --         13.549
Number of Units Outstanding, End of Period                                   --         15,849
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.583
Accumulation Unit Value, End of Period                                       --         12.387
Number of Units Outstanding, End of Period                                   --         76,715
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.684
Accumulation Unit Value, End of Period                                       --         16.859
Number of Units Outstanding, End of Period                                   --         4,660
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.385
Accumulation Unit Value, End of Period                                       --         13.586
Number of Units Outstanding, End of Period                                   --         8,491
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.592
Accumulation Unit Value, End of Period                                       --         12.877
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.934
Accumulation Unit Value, End of Period                                       --         11.727
Number of Units Outstanding, End of Period                                   --         19,952
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.784
Accumulation Unit Value, End of Period                                       --         13.342
Number of Units Outstanding, End of Period                                   --         81,920
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.885
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.295
Accumulation Unit Value, End of Period                                       --         13.861
Number of Units Outstanding, End of Period                                   --         2,023
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.566
Number of Units Outstanding, End of Period                                   --         8,142
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.385
Accumulation Unit Value, End of Period                                       --         14.497
Number of Units Outstanding, End of Period                                   --         22,762
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. all of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate  Advisor  Preferred  Contracts  with 3 Year  Withdrawal  Charge Option:
Accumulation  Unit Value and Number of Accumulation  Units  Outstanding for Each
Variable  Sub-Account  Since  Contracts  Were First  Offered* (With the Earnings
Protection Death Benefit Option (age 0-70))



                                                                              For the Years
                                                                            Beginning January
                                                                              1* and Ending
                                                                               December 31,
                                                                           ---------------------
Sub-Accounts                                                                       2002 2003
------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.845
Accumulation Unit Value, End of Period                                            10.845         13.368
Number of Units Outstanding, End of Period                                          0            2,409
------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.529
Accumulation Unit Value, End of Period                                            11.529         15.516
Number of Units Outstanding, End of Period                                         466  466
------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.219
Accumulation Unit Value, End of Period                                            11.219         14.536
Number of Units Outstanding, End of Period                                          0            2,809
------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.527
Accumulation Unit Value, End of Period                                            9.527 12.957
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.008
Accumulation Unit Value, End of Period                                            10.008         12.117
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.997
Accumulation Unit Value, End of Period                                            10.997         15.105
Number of Units Outstanding, End of Period                                          0            244
------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.319
Accumulation Unit Value, End of Period                                            10.319         12.663
Number of Units Outstanding, End of Period                                          0            2,593
------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.055
Accumulation Unit Value, End of Period                                            10.055         12.368
Number of Units Outstanding, End of Period                                          0            409
------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.690
Accumulation Unit Value, End of Period                                            10.690         13.071
Number of Units Outstanding, End of Period                                         939  1,175
------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.268
Number of Units Outstanding, End of Period                                              --       2,307
------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.143
Accumulation Unit Value, End of Period                                            10.143         14.209
Number of Units Outstanding, End of Period                                          0            279
------------------------------------------------------------------------------------------------
Oppenheimer High Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.655
Accumulation Unit Value, End of Period                                            10.655         12.935
Number of Units Outstanding, End of Period                                          0            237
------------------------------------------------------------------------------------------------
Oppenheimer Main Street
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.172
Accumulation Unit Value, End of Period                                            10.172         12.611
Number of Units Outstanding, End of Period                                         901          3,165
------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.348
Accumulation Unit Value, End of Period                                            10.348         14.637
Number of Units Outstanding, End of Period                                          0            105
------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.545
Accumulation Unit Value, End of Period                                            10.545         12.115
Number of Units Outstanding, End of Period                                        1,215         3,691
------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.382
Accumulation Unit Value, End of Period                                            10.382         12.410
Number of Units Outstanding, End of Period                                          0            1,426
------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.792
Accumulation Unit Value, End of Period                                            10.792         13.481
Number of Units Outstanding, End of Period                                          54          3,423
------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.718
Accumulation Unit Value, End of Period                                            9.718         11.282
Number of Units Outstanding, End of Period                                          0            472
------------------------------------------------------------------------------------------------
Putnam VT High Yield
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.735
Accumulation Unit Value, End of Period                                            10.735         13.321
Number of Units Outstanding, End of Period                                          0            721
------------------------------------------------------------------------------------------------
Putnam VT Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.179
Accumulation Unit Value, End of Period                                            10.179         10.424
Number of Units Outstanding, End of Period                                         674          5,912
------------------------------------------------------------------------------------------------
Putnam VT International Equity
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.598
Accumulation Unit Value, End of Period                                            10.598         13.358
Number of Units Outstanding, End of Period                                          0            892
------------------------------------------------------------------------------------------------
Putnam VT Investors
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.401
Accumulation Unit Value, End of Period                                            10.401         12.968
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Putnam VT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.979
Accumulation Unit Value, End of Period                                            9.979         9.835
Number of Units Outstanding, End of Period                                          0            265
------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.373
Accumulation Unit Value, End of Period                                            10.373         13.472
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Putnam VT New Value
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.198
Accumulation Unit Value, End of Period                                            11.198         14.547
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Putnam VT Research
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.636
Accumulation Unit Value, End of Period                                            10.636         13.072
Number of Units Outstanding, End of Period                                          0            200
------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.509
Accumulation Unit Value, End of Period                                            10.509         12.061
Number of Units Outstanding, End of Period                                          0            2,690
------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.464
Accumulation Unit Value, End of Period                                            11.464         14.032
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Putnam VT Vista
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.367
Accumulation Unit Value, End of Period                                            10.367         13.537
Number of Units Outstanding, End of Period                                          0            2,118
------------------------------------------------------------------------------------------------
Putnam VT Voyager
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.103
Accumulation Unit Value, End of Period                                            10.103         12.376
Number of Units Outstanding, End of Period                                         890          5,279
------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.227
Accumulation Unit Value, End of Period                                            11.227         16.844
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.470
Accumulation Unit Value, End of Period                                            10.470         13.574
Number of Units Outstanding, End of Period                                          0            660
------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.715
Accumulation Unit Value, End of Period                                            10.715         12.865
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         9.405
Accumulation Unit Value, End of Period                                            9.405         11.716
Number of Units Outstanding, End of Period                                          0            896
------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.647
Accumulation Unit Value, End of Period                                            10.647         13.330
Number of Units Outstanding, End of Period                                          0            2,415
------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.249
Accumulation Unit Value, End of Period                                            10.249         11.876
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         11.053
Accumulation Unit Value, End of Period                                            11.053         13.848
Number of Units Outstanding, End of Period                                          0            0
------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --      0
------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.561
Number of Units Outstanding, End of Period                                              --       418
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                      10.000         10.695
Accumulation Unit Value, End of Period                                            10.695         14.484
Number of Units Outstanding, End of Period                                          0            688
------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option under the Contracts on October 14, 2002, except for the Oppenheimer Capital
Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT
Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP
Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT
Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van
Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable
Sub-Accounts, which were first offered under the Contracts on May 1, 2004.
Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option and the Enhanced Beneficiary Protection (Annual Increase) Option, both added prior to May 1, 2003) or (With the Enhanced Beneficiary Protection
(Annual Increase) Option added on or after May 1, 2003)



                                                                                 For the Years
                                                                               Beginning January
                                                                                 1* and Ending
                                                                                  December 31,
                                                                              ---------------------
Sub-Accounts                                                                          2002      2003
---------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.844
Accumulation Unit Value, End of Period                                               10.844      13.359
Number of Units Outstanding, End of Period                                             0         98,148
---------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.528
Accumulation Unit Value, End of Period                                               11.528      15.507
Number of Units Outstanding, End of Period                                            536        9,198
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.218
Accumulation Unit Value, End of Period                                               11.218      14.527
Number of Units Outstanding, End of Period                                            819        35,922
---------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.526
Accumulation Unit Value, End of Period                                               9.526       12.949
Number of Units Outstanding, End of Period                                             0         9,859
---------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.007
Accumulation Unit Value, End of Period                                               10.007      12.110
Number of Units Outstanding, End of Period                                             0         3,925
---------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.995
Accumulation Unit Value, End of Period                                               10.995      15.095
Number of Units Outstanding, End of Period                                             0         16.323
---------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.318
Accumulation Unit Value, End of Period                                               10.318      12.656
Number of Units Outstanding, End of Period                                           3,032       83,235
---------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.054
Accumulation Unit Value, End of Period                                               10.054      12.361
Number of Units Outstanding, End of Period                                             0         7,210
---------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.689
Accumulation Unit Value, End of Period                                               10.689      13.063
Number of Units Outstanding, End of Period                                             0         56,222
---------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.264
Number of Units Outstanding, End of Period                                              --       39,151
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.141
Accumulation Unit Value, End of Period                                               10.141      14.200
Number of Units Outstanding, End of Period                                             0         23,494
---------------------------------------------------------------------------------------------------
Oppenheimer High Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.654
Accumulation Unit Value, End of Period                                               10.654      12.927
Number of Units Outstanding, End of Period                                             0         9,106
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.170
Accumulation Unit Value, End of Period                                               10.170      12.604
Number of Units Outstanding, End of Period                                             0         39,002
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.347
Accumulation Unit Value, End of Period                                               10.347      14.628
Number of Units Outstanding, End of Period                                             0         21,810
---------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.544
Accumulation Unit Value, End of Period                                               10.544      12.108
Number of Units Outstanding, End of Period                                            563        72,736
---------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.381
Accumulation Unit Value, End of Period                                               10.381      12.402
Number of Units Outstanding, End of Period                                             0         4,970
---------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.791
Accumulation Unit Value, End of Period                                               10.791      13.472
Number of Units Outstanding, End of Period                                           5,783       25,332
---------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.717
Accumulation Unit Value, End of Period                                               9.717       11.275
Number of Units Outstanding, End of Period                                             0         12,431
---------------------------------------------------------------------------------------------------
Putnam VT High Yield
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.734
Accumulation Unit Value, End of Period                                               10.734      13.312
Number of Units Outstanding, End of Period                                             0         15,420
---------------------------------------------------------------------------------------------------
Putnam VT Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.178
Accumulation Unit Value, End of Period                                               10.178      10.417
Number of Units Outstanding, End of Period                                            582        55,791
---------------------------------------------------------------------------------------------------
Putnam VT International Equity
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.597
Accumulation Unit Value, End of Period                                               10.597      13.350
Number of Units Outstanding, End of Period                                           3,291       15,589
---------------------------------------------------------------------------------------------------
Putnam VT Investors
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.400
Accumulation Unit Value, End of Period                                               10.400      12.960
Number of Units Outstanding, End of Period                                           2,980       11,476
---------------------------------------------------------------------------------------------------
Putnam VT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.978
Accumulation Unit Value, End of Period                                               9.978       9.829
Number of Units Outstanding, End of Period                                           29,772      76,158
---------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.372
Accumulation Unit Value, End of Period                                               10.372      13.463
Number of Units Outstanding, End of Period                                           1,190       13,721
---------------------------------------------------------------------------------------------------
Putnam VT New Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.197
Accumulation Unit Value, End of Period                                               11.197      14.539
Number of Units Outstanding, End of Period                                             0         18,747
---------------------------------------------------------------------------------------------------
Putnam VT Research
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.635
Accumulation Unit Value, End of Period                                               10.635      13.064
Number of Units Outstanding, End of Period                                           2,928       7,566
---------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.508
Accumulation Unit Value, End of Period                                               10.508      12.054
Number of Units Outstanding, End of Period                                           6,561       30,177
---------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.462
Accumulation Unit Value, End of Period                                               11.462      14.023
Number of Units Outstanding, End of Period                                             0         1,967
---------------------------------------------------------------------------------------------------
Putnam VT Vista
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.365
Accumulation Unit Value, End of Period                                               10.365      13.529
Number of Units Outstanding, End of Period                                            868        11,133
---------------------------------------------------------------------------------------------------
Putnam VT Voyager
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.102
Accumulation Unit Value, End of Period                                               10.102      12.368
Number of Units Outstanding, End of Period                                            421        50,154
---------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.226
Accumulation Unit Value, End of Period                                               11.226      16.833
Number of Units Outstanding, End of Period                                             0         17,819
---------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.468
Accumulation Unit Value, End of Period                                               10.468      13.564
Number of Units Outstanding, End of Period                                             0         14,556
---------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.714
Accumulation Unit Value, End of Period                                               10.714      12.857
Number of Units Outstanding, End of Period                                             0         1,912
---------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Equity
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.404
Accumulation Unit Value, End of Period                                               9.404       11.709
Number of Units Outstanding, End of Period                                             0         9,965
---------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.646
Accumulation Unit Value, End of Period                                               10.646      13.322
Number of Units Outstanding, End of Period                                             0         26,444
---------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.248
Accumulation Unit Value, End of Period                                               10.248      11.838
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.052
Accumulation Unit Value, End of Period                                               11.052      13.840
Number of Units Outstanding, End of Period                                             0         2,341
---------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.556
Number of Units Outstanding, End of Period                                              --       5,693
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.694
Accumulation Unit Value, End of Period                                               10.694      14.475
Number of Units Outstanding, End of Period                                             0         9,704
---------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% on October 14, 2002. The Enhanced Beneficiary (Annual
Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van
Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable
Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1,
2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.










Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003, and the Enhanced Beneficiary Protection
(Annual Increase) Option, added prior to May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.698
Accumulation Unit Value, End of Period                                       --         13.355
Number of Units Outstanding, End of Period                                   --         3,365
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.821
Accumulation Unit Value, End of Period                                       --         15.501
Number of Units Outstanding, End of Period                                   --         1,862
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.039
Accumulation Unit Value, End of Period                                       --         14.522
Number of Units Outstanding, End of Period                                   --         3,151
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.039
Accumulation Unit Value, End of Period                                       --         12.945
Number of Units Outstanding, End of Period                                   --         1,671
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.450
Accumulation Unit Value, End of Period                                       --         12.106
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.501
Accumulation Unit Value, End of Period                                       --         15.090
Number of Units Outstanding, End of Period                                   --         1,501
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.599
Accumulation Unit Value, End of Period                                       --         12.651
Number of Units Outstanding, End of Period                                   --         227
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.337
Accumulation Unit Value, End of Period                                       --         12.356
Number of Units Outstanding, End of Period                                   --         1,926
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.104
Accumulation Unit Value, End of Period                                       --         13.059
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.260
Number of Units Outstanding, End of Period                                   --         2,809
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.079
Accumulation Unit Value, End of Period                                       --         14.195
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.727
Accumulation Unit Value, End of Period                                       --         12.922
Number of Units Outstanding, End of Period                                   --         8,760
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.460
Accumulation Unit Value, End of Period                                       --         12.599
Number of Units Outstanding, End of Period                                   --         225
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.710
Accumulation Unit Value, End of Period                                       --         14.623
Number of Units Outstanding, End of Period                                   --         2,065
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.243
Accumulation Unit Value, End of Period                                       --         12.104
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.748
Accumulation Unit Value, End of Period                                       --         12.398
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         13.468
Number of Units Outstanding, End of Period                                   --         3,461
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.230
Accumulation Unit Value, End of Period                                       --         11.271
Number of Units Outstanding, End of Period                                   --         1,302
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.861
Accumulation Unit Value, End of Period                                       --         13.308
Number of Units Outstanding, End of Period                                   --         208
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --        0.352
Accumulation Unit Value, End of Period                                       --         10.414
Number of Units Outstanding, End of Period                                   --         4,592
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.571
Accumulation Unit Value, End of Period                                       --         13.345
Number of Units Outstanding, End of Period                                   --         2,239
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.688
Accumulation Unit Value, End of Period                                       --         12.956
Number of Units Outstanding, End of Period                                   --         219
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.933
Accumulation Unit Value, End of Period                                       --         9.826
Number of Units Outstanding, End of Period                                   --         61
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.975
Accumulation Unit Value, End of Period                                       --         13.459
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.317
Accumulation Unit Value, End of Period                                       --         14.533
Number of Units Outstanding, End of Period                                   --         8,832
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.837
Accumulation Unit Value, End of Period                                       --         13.059
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         12.050
Number of Units Outstanding, End of Period                                   --         233
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         13.468
Number of Units Outstanding, End of Period                                   --         3,461
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.794
Accumulation Unit Value, End of Period                                       --         13.524
Number of Units Outstanding, End of Period                                   --         3,164
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.575
Accumulation Unit Value, End of Period                                       --         12.264
Number of Units Outstanding, End of Period                                   --         11,872
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.674
Accumulation Unit Value, End of Period                                       --         16.828
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.377
Accumulation Unit Value, End of Period                                       --         13.561
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.583
Accumulation Unit Value, End of Period                                       --         12.853
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         11.705
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.775
Accumulation Unit Value, End of Period                                       --         13.317
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.866
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.285
Accumulation Unit Value, End of Period                                       --         13.835
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.552
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.376
Accumulation Unit Value, End of Period                                       --         14.470
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.15% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.85% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.









Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the Earnings
Protection Death Benefit Option (age 71-79)) or (With the MAV Death Benefit
Option or Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003, and the Earnings Protection Death Benefit Option (age
0-70))



                                                                                  For the Years
                                                                                Beginning January
                                                                                  1* and Ending
                                                                                   December 31,
                                                                               ---------------------
Sub-Accounts                                                                           2002      2003
----------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.842
Accumulation Unit Value, End of Period                                                10.842     13.343
Number of Units Outstanding, End of Period                                              0        6,426
----------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     11.525
Accumulation Unit Value, End of Period                                                11.525     15.487
Number of Units Outstanding, End of Period                                              0        710
----------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     11.215
Accumulation Unit Value, End of Period                                                11.215     14.509
Number of Units Outstanding, End of Period                                              0        5,023
----------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     9.524
Accumulation Unit Value, End of Period                                                9.524      12.933
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.005
Accumulation Unit Value, End of Period                                                10.005     12.095
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.993
Accumulation Unit Value, End of Period                                                10.993     15.077
Number of Units Outstanding, End of Period                                              0        2,645
----------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.315
Accumulation Unit Value, End of Period                                                10.315     12.640
Number of Units Outstanding, End of Period                                              0        9,005
----------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.052
Accumulation Unit Value, End of Period                                                10.052     12.345
Number of Units Outstanding, End of Period                                              0        2,820
----------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.687
Accumulation Unit Value, End of Period                                                10.687     13.047
Number of Units Outstanding, End of Period                                              0        3,436
----------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.256
Number of Units Outstanding, End of Period                                              --       184
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     0.139
Accumulation Unit Value, End of Period                                                10.139     14.183
Number of Units Outstanding, End of Period                                              0        3,340
----------------------------------------------------------------------------------------------------
Oppenheimer High Income
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.652
Accumulation Unit Value, End of Period                                                10.652     12.911
Number of Units Outstanding, End of Period                                              0        258
----------------------------------------------------------------------------------------------------
Oppenheimer Main Street
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.168
Accumulation Unit Value, End of Period                                                10.168     12.588
Number of Units Outstanding, End of Period                                              0        7,819
----------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.345
Accumulation Unit Value, End of Period                                                10.345     14.610
Number of Units Outstanding, End of Period                                              0        3,964
----------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.542
Accumulation Unit Value, End of Period                                                10.542     12.093
Number of Units Outstanding, End of Period                                              0        7,516
----------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.379
Accumulation Unit Value, End of Period                                                10.379     12.387
Number of Units Outstanding, End of Period                                              0        2,817
----------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.788
Accumulation Unit Value, End of Period                                                10.788     13.456
Number of Units Outstanding, End of Period                                              0        285
----------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     9.715
Accumulation Unit Value, End of Period                                                9.715      11.261
Number of Units Outstanding, End of Period                                              0        870
----------------------------------------------------------------------------------------------------
Putnam VT High Yield
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.731
Accumulation Unit Value, End of Period                                                10.731     13.296
Number of Units Outstanding, End of Period                                              0        6,034
----------------------------------------------------------------------------------------------------
Putnam VT Income
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.176
Accumulation Unit Value, End of Period                                                10.176     10.404
Number of Units Outstanding, End of Period                                              0        11,568
----------------------------------------------------------------------------------------------------
Putnam VT International Equity
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.595
Accumulation Unit Value, End of Period                                                10.595     13.333
Number of Units Outstanding, End of Period                                              0        222
----------------------------------------------------------------------------------------------------
Putnam VT Investors
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.398
Accumulation Unit Value, End of Period                                                10.398     12.944
Number of Units Outstanding, End of Period                                              0        2,784
----------------------------------------------------------------------------------------------------
Putnam VT Money Market
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     9.976
Accumulation Unit Value, End of Period                                                9.976      9.817
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.370
Accumulation Unit Value, End of Period                                                10.370     13.447
Number of Units Outstanding, End of Period                                              0        2,712
----------------------------------------------------------------------------------------------------
Putnam VT New Value
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     11.194
Accumulation Unit Value, End of Period                                                11.194     14.520
Number of Units Outstanding, End of Period                                              0        2,592
----------------------------------------------------------------------------------------------------
Putnam VT Research
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.633
Accumulation Unit Value, End of Period                                                10.633     13.047
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.506
Accumulation Unit Value, End of Period                                                10.506     12.039
Number of Units Outstanding, End of Period                                              0        5,770
----------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     11.460
Accumulation Unit Value, End of Period                                                11.460     14.006
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
Putnam VT Vista
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.363
Accumulation Unit Value, End of Period                                                10.363     13.512
Number of Units Outstanding, End of Period                                              0        141
----------------------------------------------------------------------------------------------------
Putnam VT Voyager
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.100
Accumulation Unit Value, End of Period                                                10.100     12.353
Number of Units Outstanding, End of Period                                              0        1,397
----------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     11.223
Accumulation Unit Value, End of Period                                                11.223     16.813
Number of Units Outstanding, End of Period                                              0        1,398
----------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.466
Accumulation Unit Value, End of Period                                                10.466     13.549
Number of Units Outstanding, End of Period                                              0        5,060
----------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.712
Accumulation Unit Value, End of Period                                                10.712     12.841
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Equity
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     9.402
Accumulation Unit Value, End of Period                                                9.402      11.695
Number of Units Outstanding, End of Period                                              0        4,209
----------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.643
Accumulation Unit Value, End of Period                                                10.643     13.306
Number of Units Outstanding, End of Period                                              0        1,967
----------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
----------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.246
Accumulation Unit Value, End of Period                                                10.246     11.857
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     11.050
Accumulation Unit Value, End of Period                                                11.050     13.823
Number of Units Outstanding, End of Period                                              0        0
----------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
----------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.547
Number of Units Outstanding, End of Period                                              --       82
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
----------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
----------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                          10.000     10.691
Accumulation Unit Value, End of Period                                                10.691     14.457
Number of Units Outstanding, End of Period                                              0        4,677
----------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit
Option, the MAV Death Benefit Option at 0.15% and the Enhanced Beneficiary
Protection (Annual Increase) Option at 0.15% under the Contracts on October 14,
2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van
Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable
Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1,
2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, added on or after May 1, 2003, and the Earnings Protection Death
Benefit Option (age 0-70)) or (With the MAV Death Benefit Option, added prior to
May 1, 2003, and the Enhanced Beneficiary Protection (Annual Increase) Option, added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.693
Accumulation Unit Value, End of Period                                       --         13.338
Number of Units Outstanding, End of Period                                   --         18,386
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.814
Accumulation Unit Value, End of Period                                       --         15.482
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.033
Accumulation Unit Value, End of Period                                       --         14.504
Number of Units Outstanding, End of Period                                   --         8,923
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.033
Accumulation Unit Value, End of Period                                       --         12.929
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.444
Accumulation Unit Value, End of Period                                       --         12.091
Number of Units Outstanding, End of Period                                   --         3,673
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.494
Accumulation Unit Value, End of Period                                       --         15.071
Number of Units Outstanding, End of Period                                   --         3,171
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.593
Accumulation Unit Value, End of Period                                       --         12.636
Number of Units Outstanding, End of Period                                   --         2,862
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.331
Accumulation Unit Value, End of Period                                       --         12.341
Number of Units Outstanding, End of Period                                   --         822
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.098
Accumulation Unit Value, End of Period                                       --         13.042
Number of Units Outstanding, End of Period                                   --         6,858
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.252
Number of Units Outstanding, End of Period                                   --         3,156
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.073
Accumulation Unit Value, End of Period                                       --         14.178
Number of Units Outstanding, End of Period                                   --         1,193
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.721
Accumulation Unit Value, End of Period                                       --         12.906
Number of Units Outstanding, End of Period                                   --         4,019
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.454
Accumulation Unit Value, End of Period                                       --         12.584
Number of Units Outstanding, End of Period                                   --         10,776
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         14.605
Number of Units Outstanding, End of Period                                   --         5,130
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.237
Accumulation Unit Value, End of Period                                       --         12.089
Number of Units Outstanding, End of Period                                   --         10,867
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.742
Accumulation Unit Value, End of Period                                       --         12.383
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.983
Accumulation Unit Value, End of Period                                       --         13.451
Number of Units Outstanding, End of Period                                   --         10,422
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.224
Accumulation Unit Value, End of Period                                       --         11.258
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.854
Accumulation Unit Value, End of Period                                       --         13.291
Number of Units Outstanding, End of Period                                   --         7,455
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.247
Accumulation Unit Value, End of Period                                       --         10.401
Number of Units Outstanding, End of Period                                   --         19,659
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.565
Accumulation Unit Value, End of Period                                       --         13.328
Number of Units Outstanding, End of Period                                   --         6,036
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.682
Accumulation Unit Value, End of Period                                       --         12.939
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.928
Accumulation Unit Value, End of Period                                       --         9.813
Number of Units Outstanding, End of Period                                   --        3,027
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.969
Accumulation Unit Value, End of Period                                       --         13.442
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.310
Accumulation Unit Value, End of Period                                       --         14.515
Number of Units Outstanding, End of Period                                   --         317
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.831
Accumulation Unit Value, End of Period                                       --         13.043
Number of Units Outstanding, End of Period                                   --         31
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.672
Accumulation Unit Value, End of Period                                       --         12.035
Number of Units Outstanding, End of Period                                   --         2,325
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.636
Accumulation Unit Value, End of Period                                       --         14.001
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.788
Accumulation Unit Value, End of Period                                       --         13.507
Number of Units Outstanding, End of Period                                   --         4,502
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.569
Accumulation Unit Value, End of Period                                       --         12.348
Number of Units Outstanding, End of Period                                   --         14,062
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.668
Accumulation Unit Value, End of Period                                       --         16.607
Number of Units Outstanding, End of Period                                   --         6,217
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.371
Accumulation Unit Value, End of Period                                       --         13.544
Number of Units Outstanding, End of Period                                   --         1,407
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.576
Accumulation Unit Value, End of Period                                       --         12.837
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.910
Accumulation Unit Value, End of Period                                       --         11.691
Number of Units Outstanding, End of Period                                   --         33
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.769
Accumulation Unit Value, End of Period                                       --         13.301
Number of Units Outstanding, End of Period                                   --         7,154
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.850
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.278
Accumulation Unit Value, End of Period                                       --         13.818
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.543
Number of Units Outstanding, End of Period                                   --         2,573
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.370
Accumulation Unit Value, End of Period                                       --         14.452
Number of Units Outstanding, End of Period                                   --         2,101
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and with the Earnings Protection Death Benefit Option on
October 14, 2002. all of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary
Protection (Annual Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option and the Enhanced Beneficiary Protection (Annual Increase) Option, both added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.698
Accumulation Unit Value, End of Period                                       --         13.341
Number of Units Outstanding, End of Period                                   --         52,685
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.821
Accumulation Unit Value, End of Period                                       --         15.485
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.039
Accumulation Unit Value, End of Period                                       --         14.507
Number of Units Outstanding, End of Period                                   --         27,959
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.039
Accumulation Unit Value, End of Period                                       --         12.932
Number of Units Outstanding, End of Period                                   --         18,010
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.450
Accumulation Unit Value, End of Period                                       --         12.093
Number of Units Outstanding, End of Period                                   --         8,295
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.501
Accumulation Unit Value, End of Period                                       --         15.075
Number of Units Outstanding, End of Period                                   --         20,307
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.599
Accumulation Unit Value, End of Period                                       --         12.638
Number of Units Outstanding, End of Period                                   --         56,269
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.337
Accumulation Unit Value, End of Period                                       --         12.344
Number of Units Outstanding, End of Period                                   --         15,965
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.104
Accumulation Unit Value, End of Period                                       --         13.045
Number of Units Outstanding, End of Period                                   --         18,537
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.248
Number of Units Outstanding, End of Period                                   --         59,697
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.079
Accumulation Unit Value, End of Period                                       --         14.181
Number of Units Outstanding, End of Period                                   --         25,745
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.727
Accumulation Unit Value, End of Period                                       --         12.909
Number of Units Outstanding, End of Period                                   --         42,583
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.460
Accumulation Unit Value, End of Period                                       --         12.586
Number of Units Outstanding, End of Period                                   --         37,180
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.710
Accumulation Unit Value, End of Period                                       --         14.608
Number of Units Outstanding, End of Period                                   --         30,156
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.243
Accumulation Unit Value, End of Period                                       --         12.091
Number of Units Outstanding, End of Period                                   --         26,210
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.748
Accumulation Unit Value, End of Period                                       --         12.385
Number of Units Outstanding, End of Period                                   --         11,462
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         13.454
Number of Units Outstanding, End of Period                                   --         11,832
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.230
Accumulation Unit Value, End of Period                                       --         11.260
Number of Units Outstanding, End of Period                                   --         5,850
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.861
Accumulation Unit Value, End of Period                                       --         13.294
Number of Units Outstanding, End of Period                                   --         22,950
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.352
Accumulation Unit Value, End of Period                                       --         10.403
Number of Units Outstanding, End of Period                                   --         49,278
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.571
Accumulation Unit Value, End of Period                                       --         13.331
Number of Units Outstanding, End of Period                                   --         17,703
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.688
Accumulation Unit Value, End of Period                                       --         12.942
Number of Units Outstanding, End of Period                                   --         7,495
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.933
Accumulation Unit Value, End of Period                                       --         9.815
Number of Units Outstanding, End of Period                                   --         7,750
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.975
Accumulation Unit Value, End of Period                                       --         13.445
Number of Units Outstanding, End of Period                                   --         8,388
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.317
Accumulation Unit Value, End of Period                                       --         14.518
Number of Units Outstanding, End of Period                                   --         33,011
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.837
Accumulation Unit Value, End of Period                                       --         13.046
Number of Units Outstanding, End of Period                                   --         7,948
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         12.037
Number of Units Outstanding, End of Period                                   --         18,618
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.989
Accumulation Unit Value, End of Period                                       --         14.004
Number of Units Outstanding, End of Period                                   --         1,565
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.794
Accumulation Unit Value, End of Period                                       --         13.510
Number of Units Outstanding, End of Period                                   --         16,403
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.575
Accumulation Unit Value, End of Period                                       --         12.351
Number of Units Outstanding, End of Period                                   --         89,760
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.674
Accumulation Unit Value, End of Period                                       --         16.810
Number of Units Outstanding, End of Period                                   --         28,738
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.377
Accumulation Unit Value, End of Period                                       --         13.547
Number of Units Outstanding, End of Period                                   --         16,870
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.583
Accumulation Unit Value, End of Period                                       --         12.839
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.925
Accumulation Unit Value, End of Period                                       --         11.693
Number of Units Outstanding, End of Period                                   --         24,418
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.775
Accumulation Unit Value, End of Period                                       --         13.304
Number of Units Outstanding, End of Period                                   --         59,850
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.857
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.285
Accumulation Unit Value, End of Period                                       --         13.821
Number of Units Outstanding, End of Period                                   --         6,825
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.538
Number of Units Outstanding, End of Period                                   --         10,709
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.376
Accumulation Unit Value, End of Period                                       --         14.455
Number of Units Outstanding, End of Period                                   --         16,136
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option or the Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003, and the Earnings Protection Death Benefit
Option (age 71-79)) or (With the Enhanced Beneficiary Protection (Annual
Increase) Option, added on or after May 1, 2003, and the Earnings Protection
Death Benefit Option (age 0-70)) or (With the MAV Death Benefit Option and
Enhanced Beneficiary Protection (Annual Increase) Option, both added prior to
May 1, 2003, and the Earnings Protection Death Benefit Option (age 0-70))



                                                                             For the Years
                                                                           Beginning January
                                                                             1* and Ending
                                                                              December 31,
                                                                          ---------------------
Sub-Accounts                                                            2002    2003
-----------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.838
Accumulation Unit Value, End of Period                                          10.838  13.318
Number of Units Outstanding, End of Period                                      0       9,248
-----------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.521
Accumulation Unit Value, End of Period                                          11.521  15.459
Number of Units Outstanding, End of Period                                      1,068   5,064
-----------------------------------------------------------------------------------------------
FTVI Franklin Small Cap Value Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.212
Accumulation Unit Value, End of Period                                          11.212  14.482
Number of Units Outstanding, End of Period                                      594     7,384
-----------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.521
Accumulation Unit Value, End of Period                                          9.521   12.909
Number of Units Outstanding, End of Period                                      0       1,776
-----------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.001
Accumulation Unit Value, End of Period                                          10.001  12.072
Number of Units Outstanding, End of Period                                      0        709
-----------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.012
Accumulation Unit Value, End of Period                                          11.012  15.049
Number of Units Outstanding, End of Period                                      18      7,218
-----------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.312
Accumulation Unit Value, End of Period                                          10.312  12.616
Number of Units Outstanding, End of Period                                      1,982   2,527
-----------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.048
Accumulation Unit Value, End of Period                                          10.048  12.322
Number of Units Outstanding, End of Period                                      0       392
-----------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.684
Accumulation Unit Value, End of Period                                          10.684  13.023
Number of Units Outstanding, End of Period                                      656     7,008
-----------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      12.243
Number of Units Outstanding, End of Period                                      --      776
-----------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.136
Accumulation Unit Value, End of Period                                          10.136  14.156
Number of Units Outstanding, End of Period                                      0       957
-----------------------------------------------------------------------------------------------
Oppenheimer High Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.648
Accumulation Unit Value, End of Period                                          10.648  12.887
Number of Units Outstanding, End of Period                                      0       721
-----------------------------------------------------------------------------------------------
Oppenheimer Main Street
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.165
Accumulation Unit Value, End of Period                                          10.165  12.565
Number of Units Outstanding, End of Period                                      689     17,628
-----------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.341
Accumulation Unit Value, End of Period                                          10.341  14.583
Number of Units Outstanding, End of Period                                      0       773
-----------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.538
Accumulation Unit Value, End of Period                                          10.538  12.070
Number of Units Outstanding, End of Period                                      1,789   7,064
-----------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.375
Accumulation Unit Value, End of Period                                          10.375  12.364
Number of Units Outstanding, End of Period                                      0       9,629
-----------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.785
Accumulation Unit Value, End of Period                                          10.785  13.431
Number of Units Outstanding, End of Period                                      18      19,916
-----------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.712
Accumulation Unit Value, End of Period                                          9.712   11.240
Number of Units Outstanding, End of Period                                      0       1,483
-----------------------------------------------------------------------------------------------
Putnam VT High Yield
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.728
Accumulation Unit Value, End of Period                                          10.728  13.271
Number of Units Outstanding, End of Period                                      0       15,833
-----------------------------------------------------------------------------------------------
Putnam VT Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.173
Accumulation Unit Value, End of Period                                          10.173  10.385
Number of Units Outstanding, End of Period                                      1,829   37,058
-----------------------------------------------------------------------------------------------
Putnam VT International Equity
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.591
Accumulation Unit Value, End of Period                                          10.591  13.308
Number of Units Outstanding, End of Period                                      19      5,818
-----------------------------------------------------------------------------------------------
Putnam VT Investors
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.395
Accumulation Unit Value, End of Period                                          10.395  12.920
Number of Units Outstanding, End of Period                                      1,883   1,910
-----------------------------------------------------------------------------------------------
Putnam VT Money Market
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.973
Accumulation Unit Value, End of Period                                          9.973   9.799
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.366
Accumulation Unit Value, End of Period                                          10.366  13.422
Number of Units Outstanding, End of Period                                      19      2,661
-----------------------------------------------------------------------------------------------
Putnam VT New Value
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.191
Accumulation Unit Value, End of Period                                          11.191  14.493
Number of Units Outstanding, End of Period                                      0       802
-----------------------------------------------------------------------------------------------
Putnam VT Research
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.629
Accumulation Unit Value, End of Period                                          10.629  13.023
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.502
Accumulation Unit Value, End of Period                                          10.502  12.016
Number of Units Outstanding, End of Period                                      1,936   5,517
-----------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.456
Accumulation Unit Value, End of Period                                          11.456  13.98
Number of Units Outstanding, End of Period                                      0       2,710
-----------------------------------------------------------------------------------------------
Putnam VT Vista
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.360
Accumulation Unit Value, End of Period                                          10.360  13.487
Number of Units Outstanding, End of Period                                      744     5,260
-----------------------------------------------------------------------------------------------
Putnam VT Voyager
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.097
Accumulation Unit Value, End of Period                                          10.097  12.330
Number of Units Outstanding, End of Period                                      39      22.502
-----------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.220
Accumulation Unit Value, End of Period                                          11.220  16.781
Number of Units Outstanding, End of Period                                      0       1,017
-----------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.463
Accumulation Unit Value, End of Period                                          10.463  13.523
Number of Units Outstanding, End of Period                                      0       994
-----------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.708
Accumulation Unit Value, End of Period                                          10.708  12.817
Number of Units Outstanding, End of Period                                      0       2,025
-----------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  9.399
Accumulation Unit Value, End of Period                                          9.399   11.673
Number of Units Outstanding, End of Period                                      0       166
-----------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.640
Accumulation Unit Value, End of Period                                          10.640  13.281
Number of Units Outstanding, End of Period                                      639      7,269
-----------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.243
Accumulation Unit Value, End of Period                                          10.243  11.819
Number of Units Outstanding, End of Period                                      0       0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  11.046
Accumulation Unit Value, End of Period                                          11.046  13.797
Number of Units Outstanding, End of Period                                      0       245
-----------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      10.000
Number of Units Outstanding, End of Period                                      --      0
-----------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      10.000
Accumulation Unit Value, End of Period                                          --      13.533
Number of Units Outstanding, End of Period                                      --      643
-----------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    --      --
Accumulation Unit Value, End of Period                                          --      --
Number of Units Outstanding, End of Period                                      --      --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-----------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                    10.000  10.688
Accumulation Unit Value, End of Period                                          10.688  14.430
Number of Units Outstanding, End of Period                                      0       3,594
-----------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.05% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.












Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, added on or after May 1, 2003, and the Earnings Protection Death
Benefit Option (age 71-79)) or (With the MAV Death Benefit Option, added on or after May 1, 2003, the Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1, 2003, and the Earnings Protection Death Benefit Option
(age 0-70))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.683
Accumulation Unit Value, End of Period                                       --         13.313
Number of Units Outstanding, End of Period                                   --         2,943
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.804
Accumulation Unit Value, End of Period                                       --         15.453
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.024
Accumulation Unit Value, End of Period                                       --         14.477
Number of Units Outstanding, End of Period                                   --         4,326
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.025
Accumulation Unit Value, End of Period                                       --         12.095
Number of Units Outstanding, End of Period                                   --         777
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.435
Accumulation Unit Value, End of Period                                       --         12.068
Number of Units Outstanding, End of Period                                   --         401
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.485
Accumulation Unit Value, End of Period                                       --         15.043
Number of Units Outstanding, End of Period                                   --         276
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.584
Accumulation Unit Value, End of Period                                       --         12.612
Number of Units Outstanding, End of Period                                   --         383
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.322
Accumulation Unit Value, End of Period                                       --         12.318
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.088
Accumulation Unit Value, End of Period                                       --         13.018
Number of Units Outstanding, End of Period                                   --         155
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.239
Number of Units Outstanding, End of Period                                   --         332
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.065
Accumulation Unit Value, End of Period                                       --         14.151
Number of Units Outstanding, End of Period                                   --         2,232
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.711
Accumulation Unit Value, End of Period                                       --         12.882
Number of Units Outstanding, End of Period                                   --         342
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.445
Accumulation Unit Value, End of Period                                       --         12.560
Number of Units Outstanding, End of Period                                   --         2,880
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.695
Accumulation Unit Value, End of Period                                       --         14.578
Number of Units Outstanding, End of Period                                   --         327
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.227
Accumulation Unit Value, End of Period                                       --         12.066
Number of Units Outstanding, End of Period                                   --         4,556
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.733
Accumulation Unit Value, End of Period                                       --         12.360
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.974
Accumulation Unit Value, End of Period                                       --         13.426
Number of Units Outstanding, End of Period                                   --         5,992
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.215
Accumulation Unit Value, End of Period                                       --         11.237
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.845
Accumulation Unit Value, End of Period                                       --         13.267
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.338
Accumulation Unit Value, End of Period                                       --         10.381
Number of Units Outstanding, End of Period                                   --         3,460
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.556
Accumulation Unit Value, End of Period                                       --         13.304
Number of Units Outstanding, End of Period                                   --         2,452
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.673
Accumulation Unit Value, End of Period                                       --         12.915
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.920
Accumulation Unit Value, End of Period                                       --         9.795
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.960
Accumulation Unit Value, End of Period                                       --         13.417
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.301
Accumulation Unit Value, End of Period                                       --         14.488
Number of Units Outstanding, End of Period                                   --         145
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.822
Accumulation Unit Value, End of Period                                       --         13.019
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.663
Accumulation Unit Value, End of Period                                       --         12.012
Number of Units Outstanding, End of Period                                   --         167
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.626
Accumulation Unit Value, End of Period                                       --         13.975
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.779
Accumulation Unit Value, End of Period                                       --         13.482
Number of Units Outstanding, End of Period                                   --         1,477
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.560
Accumulation Unit Value, End of Period                                       --         12.325
Number of Units Outstanding, End of Period                                   --         5,860
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.658
Accumulation Unit Value, End of Period                                       --         16.776
Number of Units Outstanding, End of Period                                   --         645
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.362
Accumulation Unit Value, End of Period                                       --         13.519
Number of Units Outstanding, End of Period                                   --         511
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.567
Accumulation Unit Value, End of Period                                       --         12.813
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.911
Accumulation Unit Value, End of Period                                       --         11.669
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.760
Accumulation Unit Value, End of Period                                       --         13.276
Number of Units Outstanding, End of Period                                   --         155
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.831
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.268
Accumulation Unit Value, End of Period                                       --         13.792
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.529
Number of Units Outstanding, End of Period                                   --         177
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.360
Accumulation Unit Value, End of Period                                       --         14.425
Number of Units Outstanding, End of Period                                   --         612
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.10% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 3 YEAR WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH
BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION,
BOTH ADDED PRIOR TO MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT
OPTION (AGE 71-79))OR (WITH THE ENHANCED BENEFICIARY PROTECTION (ANNUAL
INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION
DEATH BENEFIT OPTION (AGE 71-79)) OR (WITH THE MAV DEATH BENEFIT OPTION, ADDED
PRIOR TO MAY 1, 2003, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE)
OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT
OPTION (AGE 0-70))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                             ------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.834
 Accumulation Unit Value, End of Period                       10.834    13.293
 Number of Units Outstanding, End of Period                        0       513
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.517
 Accumulation Unit Value, End of Period                       11.517    15.430
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.208
 Accumulation Unit Value, End of Period                       11.208    14.455
 Number of Units Outstanding, End of Period                        0       235
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.518
 Accumulation Unit Value, End of Period                        9.518    12.885
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.998
 Accumulation Unit Value, End of Period                        9.998    12.050
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.986
 Accumulation Unit Value, End of Period                       10.986    15.021
 Number of Units Outstanding, End of Period                        0       712
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.309
 Accumulation Unit Value, End of Period                       10.309    12.593
 Number of Units Outstanding, End of Period                        0     3,527
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.045
 Accumulation Unit Value, End of Period                       10.045    12.299
 Number of Units Outstanding, End of Period                        0       415
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.680
 Accumulation Unit Value, End of Period                       10.680    12.999
 Number of Units Outstanding, End of Period                        0     3,157
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    12.231
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.133
 Accumulation Unit Value, End of Period                       10.133    14.130
 Number of Units Outstanding, End of Period                        0       243
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.645
 Accumulation Unit Value, End of Period                       10.645    12.863
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.162
 Accumulation Unit Value, End of Period                       10.162    12.541
 Number of Units Outstanding, End of Period                        0     4,266
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.338
 Accumulation Unit Value, End of Period                       10.338    14.556
 Number of Units Outstanding, End of Period                        0       737
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.535
 Accumulation Unit Value, End of Period                       10.535    12.048
 Number of Units Outstanding, End of Period                        0       821
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.372
 Accumulation Unit Value, End of Period                       10.372    12.341
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.781
 Accumulation Unit Value, End of Period                       10.781    13.406
 Number of Units Outstanding, End of Period                        0       513
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.709
 Accumulation Unit Value, End of Period                        9.709    11.220
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.724
 Accumulation Unit Value, End of Period                       10.724    13.247
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.169
 Accumulation Unit Value, End of Period                       10.169    10.366
 Number of Units Outstanding, End of Period                        0       938
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.588
 Accumulation Unit Value, End of Period                       10.588    13.284
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.391
 Accumulation Unit Value, End of Period                       10.391    12.896
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.969
 Accumulation Unit Value, End of Period                        9.969     9.780
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.363
 Accumulation Unit Value, End of Period                       10.363    13.397
 Number of Units Outstanding, End of Period                        0       386
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.187
 Accumulation Unit Value, End of Period                       11.187    14.466
 Number of Units Outstanding, End of Period                        0     3,948
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.626
 Accumulation Unit Value, End of Period                       10.626    12.999
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.499
 Accumulation Unit Value, End of Period                       10.499    11.994
 Number of Units Outstanding, End of Period                        0     4,502
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.452
 Accumulation Unit Value, End of Period                       11.452    13.954
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.356
 Accumulation Unit Value, End of Period                       10.356    13.462
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.093
 Accumulation Unit Value, End of Period                       10.093    12.307
 Number of Units Outstanding, End of Period                        0     1,100
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.216
 Accumulation Unit Value, End of Period                       11.216    16.750
 Number of Units Outstanding, End of Period                        0       207
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.459
 Accumulation Unit Value, End of Period                       10.459    13.498
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.705
 Accumulation Unit Value, End of Period                       10.705    12.793
 Number of Units Outstanding, End of Period                        0       504
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.396
 Accumulation Unit Value, End of Period                        9.396    11.651
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.636
 Accumulation Unit Value, End of Period                       10.636    13.256
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.239
 Accumulation Unit Value, End of Period                       10.239    11.819
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.043
 Accumulation Unit Value, End of Period                       11.043    13.771
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.684
 Accumulation Unit Value, End of Period                       10.684    14.404
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    13.520
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
200. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered May 1, 2003, and the Van Kampen
LIT Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, Van Kampen
UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid
Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 shown.
Accumulation Unit Values for the Van Kampen Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts are not shown. The Accumulation Unit
Values in this table reflect a mortality and expense risk charge of 2.20% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.









Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, the Enhanced Beneficiary Protection (Annual Increase) Option, both added on or after May 1, 2003, and the Earnings Protection Death Benefit Option (age
0-70)) or (With the MAV Death Benefit Option, added on or after May 1, 2003, and the Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May
1, 2003, and the Earnings Protection Death Benefit Option (age 71-79))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.683
Accumulation Unit Value, End of Period                                       --         13.300
Number of Units Outstanding, End of Period                                   --         17,595
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.804
Accumulation Unit Value, End of Period                                       --         15.437
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.024
Accumulation Unit Value, End of Period                                       --         14.462
Number of Units Outstanding, End of Period                                   --         5,520
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.025
Accumulation Unit Value, End of Period                                       --         12.892
Number of Units Outstanding, End of Period                                   --         13,238
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.435
Accumulation Unit Value, End of Period                                       --         12.056
Number of Units Outstanding, End of Period                                   --         8,412
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.485
Accumulation Unit Value, End of Period                                       --         15.028
Number of Units Outstanding, End of Period                                   --         14,491
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.584
Accumulation Unit Value, End of Period                                       --         12.599
Number of Units Outstanding, End of Period                                   --         19,691
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.322
Accumulation Unit Value, End of Period                                       --         12.305
Number of Units Outstanding, End of Period                                   --         7,154
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.088
Accumulation Unit Value, End of Period                                       --         13.005
Number of Units Outstanding, End of Period                                   --         313
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.227
Number of Units Outstanding, End of Period                                   --         13,535
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.065
Accumulation Unit Value, End of Period                                       --         14.137
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.711
Accumulation Unit Value, End of Period                                       --         12.869
Number of Units Outstanding, End of Period                                   --         2,142
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.445
Accumulation Unit Value, End of Period                                       --         12.547
Number of Units Outstanding, End of Period                                   --         26,443
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.695
Accumulation Unit Value, End of Period                                       --         14.563
Number of Units Outstanding, End of Period                                   --         4,771
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.227
Accumulation Unit Value, End of Period                                       --         12.054
Number of Units Outstanding, End of Period                                   --         5,038
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.733
Accumulation Unit Value, End of Period                                       --         12.347
Number of Units Outstanding, End of Period                                   --         604
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.974
Accumulation Unit Value, End of Period                                       --         13.412
Number of Units Outstanding, End of Period                                   --         17,230
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.215
Accumulation Unit Value, End of Period                                       --         11.225
Number of Units Outstanding, End of Period                                   --         2,465
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.845
Accumulation Unit Value, End of Period                                       --         13.253
Number of Units Outstanding, End of Period                                   --         4,691
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.338
Accumulation Unit Value, End of Period                                       --         10.371
Number of Units Outstanding, End of Period                                   --         31,017
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.556
Accumulation Unit Value, End of Period                                       --         13.290
Number of Units Outstanding, End of Period                                   --         691
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.673
Accumulation Unit Value, End of Period                                       --         12.902
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.920
Accumulation Unit Value, End of Period                                       --         9.785
Number of Units Outstanding, End of Period                                   --         53
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.960
Accumulation Unit Value, End of Period                                       --         13.403
Number of Units Outstanding, End of Period                                   --         18,175
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.301
Accumulation Unit Value, End of Period                                       --         14.473
Number of Units Outstanding, End of Period                                   --         356
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.822
Accumulation Unit Value, End of Period                                       --         13.005
Number of Units Outstanding, End of Period                                   --         40
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.663
Accumulation Unit Value, End of Period                                       --         12.000
Number of Units Outstanding, End of Period                                   --         6,577
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.626
Accumulation Unit Value, End of Period                                       --         13.961
Number of Units Outstanding, End of Period                                   --         142
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.779
Accumulation Unit Value, End of Period                                       --         13.468
Number of Units Outstanding, End of Period                                   --         11,261
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.560
Accumulation Unit Value, End of Period                                       --         12.313
Number of Units Outstanding, End of Period                                   --         25,354
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.658
Accumulation Unit Value, End of Period                                       --         16.758
Number of Units Outstanding, End of Period                                   --         739
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.362
Accumulation Unit Value, End of Period                                       --         13.505
Number of Units Outstanding, End of Period                                   --         2,556
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.567
Accumulation Unit Value, End of Period                                       --         12.800
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.911
Accumulation Unit Value, End of Period                                       --         11.657
Number of Units Outstanding, End of Period                                   --         299
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.760
Accumulation Unit Value, End of Period                                       --         13.263
Number of Units Outstanding, End of Period                                   --         16,502
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.825
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.268
Accumulation Unit Value, End of Period                                       --         13.778
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.515
Number of Units Outstanding, End of Period                                   --         927
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.360
Accumulation Unit Value, End of Period                                       --         14.411
Number of Units Outstanding, End of Period                                   --         386
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.20% were first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.25% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added prior to May 1, 2003, the Enhanced Beneficiary Protection (Annual
Increase) Option, added on or after May 1, 2003, and the Earnings Protection
Death Benefit Option (age 71-79))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.675
Accumulation Unit Value, End of Period                                       --         13.280
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.794
Accumulation Unit Value, End of Period                                       --         15.414
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.014
Accumulation Unit Value, End of Period                                       --         14.440
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.016
Accumulation Unit Value, End of Period                                       --         12.872
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.435
Accumulation Unit Value, End of Period                                       --         12.056
Number of Units Outstanding, End of Period                                   --         8,412
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.426
Accumulation Unit Value, End of Period                                       --         12.038
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.575
Accumulation Unit Value, End of Period                                       --         12.580
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.314
Accumulation Unit Value, End of Period                                       --         12.287
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.079
Accumulation Unit Value, End of Period                                       --         12.985
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.218
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.056
Accumulation Unit Value, End of Period                                       --         14.115
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.701
Accumulation Unit Value, End of Period                                       --         12.850
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.436
Accumulation Unit Value, End of Period                                       --         12.528
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.686
Accumulation Unit Value, End of Period                                       --         14.541
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.218
Accumulation Unit Value, End of Period                                       --         12.035
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.724
Accumulation Unit Value, End of Period                                       --         12.328
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.965
Accumulation Unit Value, End of Period                                       --         13.392
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.207
Accumulation Unit Value, End of Period                                       --         11.208
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.835
Accumulation Unit Value, End of Period                                       --         13.233
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.329
Accumulation Unit Value, End of Period                                       --         10.355
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.548
Accumulation Unit Value, End of Period                                       --         13.270
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.664
Accumulation Unit Value, End of Period                                       --         12.883
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.911
Accumulation Unit Value, End of Period                                       --         9.770
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.951
Accumulation Unit Value, End of Period                                       --         13.383
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.292
Accumulation Unit Value, End of Period                                       --         14.451
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.813
Accumulation Unit Value, End of Period                                       --         12.986
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.654
Accumulation Unit Value, End of Period                                       --         11.982
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.616
Accumulation Unit Value, End of Period                                       --         13.940
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.770
Accumulation Unit Value, End of Period                                       --         13.448
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.551
Accumulation Unit Value, End of Period                                       --         12.294
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.648
Accumulation Unit Value, End of Period                                       --         16.733
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.354
Accumulation Unit Value, End of Period                                       --         13.484
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.557
Accumulation Unit Value, End of Period                                       --         12.780
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.903
Accumulation Unit Value, End of Period                                       --         11.639
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.751
Accumulation Unit Value, End of Period                                       --         13.242
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.812
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.258
Accumulation Unit Value, End of Period                                       --         13.757
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.506
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.351
Accumulation Unit Value, End of Period                                       --         14.389
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Earnings Protection Death Benefit Option on
October 14, 2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.35% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option, either added prior to May 1, 2003, or the Enhanced Beneficiary
Protection (Annual Increase) Option)



                                                                                 For the Years
                                                                               Beginning January
                                                                                 1* and Ending
                                                                                  December 31,
                                                                              ---------------------
Sub-Accounts                                                                          2002      2003
---------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.845
Accumulation Unit Value, End of Period                                               10.845      13.367
Number of Units Outstanding, End of Period                                             0         7,791
---------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.529
Accumulation Unit Value, End of Period                                               11.529      15.516
Number of Units Outstanding, End of Period                                            798        662
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.219
Accumulation Unit Value, End of Period                                               11.219      14.536
Number of Units Outstanding, End of Period                                            840        5,316
---------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.527
Accumulation Unit Value, End of Period                                               9.527       12.957
Number of Units Outstanding, End of Period                                             0         1,373
---------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.008
Accumulation Unit Value, End of Period                                               10.008      12.117
Number of Units Outstanding, End of Period                                             0         597
---------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.997
Accumulation Unit Value, End of Period                                               10.997      15.105
Number of Units Outstanding, End of Period                                             0         1,285
---------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.319
Accumulation Unit Value, End of Period                                               10.319      12.663
Number of Units Outstanding, End of Period                                             0         9,499
---------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.055
Accumulation Unit Value, End of Period                                               10.055      12.368
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.690
Accumulation Unit Value, End of Period                                               10.690      13.071
Number of Units Outstanding, End of Period                                             0         6,055
---------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.268
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.143
Accumulation Unit Value, End of Period                                               10.143      14.209
Number of Units Outstanding, End of Period                                             0         3,281
---------------------------------------------------------------------------------------------------
Oppenheimer High Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.655
Accumulation Unit Value, End of Period                                               10.655      12.935
Number of Units Outstanding, End of Period                                             0         2,860
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.172
Accumulation Unit Value, End of Period                                               10.172      12.612
Number of Units Outstanding, End of Period                                             0         8,952
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.348
Accumulation Unit Value, End of Period                                               10.348      14.937
Number of Units Outstanding, End of Period                                             0         2,654
---------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.545
Accumulation Unit Value, End of Period                                               10.545      12.115
Number of Units Outstanding, End of Period                                           3,568       25,517
---------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.382
Accumulation Unit Value, End of Period                                               10.382      12.410
Number of Units Outstanding, End of Period                                             0         1,802
---------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.792
Accumulation Unit Value, End of Period                                               10.792      13.481
Number of Units Outstanding, End of Period                                             0         383
---------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.718
Accumulation Unit Value, End of Period                                               9.718       11.282
Number of Units Outstanding, End of Period                                             0         6,154
---------------------------------------------------------------------------------------------------
Putnam VT High Yield
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.735
Accumulation Unit Value, End of Period                                               10.735      13.321
Number of Units Outstanding, End of Period                                            886        13,425
---------------------------------------------------------------------------------------------------
Putnam VT Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.179
Accumulation Unit Value, End of Period                                               10.179      10.424
Number of Units Outstanding, End of Period                                           3,636       40,083
---------------------------------------------------------------------------------------------------
Putnam VT International Equity
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.598
Accumulation Unit Value, End of Period                                               10.598      13.358
Number of Units Outstanding, End of Period                                            863        2,334
---------------------------------------------------------------------------------------------------
Putnam VT Investors
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.401
Accumulation Unit Value, End of Period                                               10.401      12.968
Number of Units Outstanding, End of Period                                           2,573       3,014
---------------------------------------------------------------------------------------------------
Putnam VT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.979
Accumulation Unit Value, End of Period                                               9.979       9.835
Number of Units Outstanding, End of Period                                             0         10,838
---------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.373
Accumulation Unit Value, End of Period                                               10.373      13.472
Number of Units Outstanding, End of Period                                             0         27,579
---------------------------------------------------------------------------------------------------
Putnam VT New Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.198
Accumulation Unit Value, End of Period                                               11.198      14.547
Number of Units Outstanding, End of Period                                             0         4,250
---------------------------------------------------------------------------------------------------
Putnam VT Research
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.636
Accumulation Unit Value, End of Period                                               10.636      13.072
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.509
Accumulation Unit Value, End of Period                                               10.509      12.061
Number of Units Outstanding, End of Period                                             0         2,617
---------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.464
Accumulation Unit Value, End of Period                                               11.464      14.032
Number of Units Outstanding, End of Period                                             0         65
---------------------------------------------------------------------------------------------------
Putnam VT Vista
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.367
Accumulation Unit Value, End of Period                                               10.367      13.537
Number of Units Outstanding, End of Period                                             0         1,783
---------------------------------------------------------------------------------------------------
Putnam VT Voyager
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.103
Accumulation Unit Value, End of Period                                               10.103      12.376
Number of Units Outstanding, End of Period                                             0         36,300
---------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.227
Accumulation Unit Value, End of Period                                               11.227      16.844
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.470
Accumulation Unit Value, End of Period                                               10.470      13.574
Number of Units Outstanding, End of Period                                            865        3,783
---------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.715
Accumulation Unit Value, End of Period                                               10.715      12.865
Number of Units Outstanding, End of Period                                            889        8,097
---------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.405
Accumulation Unit Value, End of Period                                               9.405       11.716
Number of Units Outstanding, End of Period                                             0         13,186
---------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.647
Accumulation Unit Value, End of Period                                               10.647      13.330
Number of Units Outstanding, End of Period                                           2,580       9,866
---------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.249
Accumulation Unit Value, End of Period                                               10.249      11.844
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.053
Accumulation Unit Value, End of Period                                               11.053      13.848
Number of Units Outstanding, End of Period                                             0         2,112
---------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.561
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.695
Accumulation Unit Value, End of Period                                               10.695      14.484
Number of Units Outstanding, End of Period                                             0         7,400
---------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. all of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.15% or the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate  Advisor   Preferred   Contracts  with  No  Withdrawal  Charge  Option:
Accumulation  Unit Value and Number of Accumulation  Units  Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.701
Accumulation Unit Value, End of Period                                       --         13.363
Number of Units Outstanding, End of Period                                   --         13,429
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.824
Accumulation Unit Value, End of Period                                       --         15.511
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.042
Accumulation Unit Value, End of Period                                       --         14.531
Number of Units Outstanding, End of Period                                   --         4,877
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.041
Accumulation Unit Value, End of Period                                       --         12.953
Number of Units Outstanding, End of Period                                   --         216
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.453
Accumulation Unit Value, End of Period                                       --         12.113
Number of Units Outstanding, End of Period                                   --         405
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.504
Accumulation Unit Value, End of Period                                       --         15.099
Number of Units Outstanding, End of Period                                   --         9,829
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.602
Accumulation Unit Value, End of Period                                       --         12.659
Number of Units Outstanding, End of Period                                   --         12,790
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.340
Accumulation Unit Value, End of Period                                       --         12.364
Number of Units Outstanding, End of Period                                   --         3,318
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.107
Accumulation Unit Value, End of Period                                       --         13.067
Number of Units Outstanding, End of Period                                   --         383
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.264
Number of Units Outstanding, End of Period                                   --         11,569
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.082
Accumulation Unit Value, End of Period                                       --         14.204
Number of Units Outstanding, End of Period                                   --         1,054
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.731
Accumulation Unit Value, End of Period                                       --         12.930
Number of Units Outstanding, End of Period                                   --         6,445
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.463
Accumulation Unit Value, End of Period                                       --         12.607
Number of Units Outstanding, End of Period                                   --         4,689
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.713
Accumulation Unit Value, End of Period                                       --         14.632
Number of Units Outstanding, End of Period                                   --         4,994
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.246
Accumulation Unit Value, End of Period                                       --         12.111
Number of Units Outstanding, End of Period                                   --         14,022
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.751
Accumulation Unit Value, End of Period                                       --         12.406
Number of Units Outstanding, End of Period                                   --         2,770
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.992
Accumulation Unit Value, End of Period                                       --         13.476
Number of Units Outstanding, End of Period                                   --         11,395
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.233
Accumulation Unit Value, End of Period                                       --         11.278
Number of Units Outstanding, End of Period                                   --         1,360
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.864
Accumulation Unit Value, End of Period                                       --         13.316
Number of Units Outstanding, End of Period                                   --         28,804
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.355
Accumulation Unit Value, End of Period                                       --         10.420
Number of Units Outstanding, End of Period                                   --         25,733
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.574
Accumulation Unit Value, End of Period                                       --         13.353
Number of Units Outstanding, End of Period                                   --         11,348
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.691
Accumulation Unit Value, End of Period                                       --         12.964
Number of Units Outstanding, End of Period                                   --         2,761
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.936
Accumulation Unit Value, End of Period                                       --         9.832
Number of Units Outstanding, End of Period                                   --         75,893
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.978
Accumulation Unit Value, End of Period                                       --         13.467
Number of Units Outstanding, End of Period                                   --         10,990
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.320
Accumulation Unit Value, End of Period                                       --         14.542
Number of Units Outstanding, End of Period                                   --         5,886
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.840
Accumulation Unit Value, End of Period                                       --         13.067
Number of Units Outstanding, End of Period                                   --         6,158
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.681
Accumulation Unit Value, End of Period                                       --         12.057
Number of Units Outstanding, End of Period                                   --         5,840
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.645
Accumulation Unit Value, End of Period                                       --         14.027
Number of Units Outstanding, End of Period                                   --         6,578
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.797
Accumulation Unit Value, End of Period                                       --         13.532
Number of Units Outstanding, End of Period                                   --         3,734
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.577
Accumulation Unit Value, End of Period                                       --         12.371
Number of Units Outstanding, End of Period                                   --         12,045
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.678
Accumulation Unit Value, End of Period                                       --         16.838
Number of Units Outstanding, End of Period                                   --         498
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.380
Accumulation Unit Value, End of Period                                       --         13.569
Number of Units Outstanding, End of Period                                   --         9,774
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.586
Accumulation Unit Value, End of Period                                       --         12.861
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.928
Accumulation Unit Value, End of Period                                       --         11.712
Number of Units Outstanding, End of Period                                   --         8,034
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.778
Accumulation Unit Value, End of Period                                       --         13.326
Number of Units Outstanding, End of Period                                   --         22,861
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.869
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.289
Accumulation Unit Value, End of Period                                       --         13.844
Number of Units Outstanding, End of Period                                   --         1,991
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.556
Number of Units Outstanding, End of Period                                   --         373
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.379
Accumulation Unit Value, End of Period                                       --         14.479
Number of Units Outstanding, End of Period                                   --         5,758
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate  Advisor   Preferred   Contracts  with  No  Withdrawal  Charge  Option:
Accumulation  Unit Value and Number of Accumulation  Units  Outstanding for Each
Variable  Sub-Account  Since  Contracts  Were First  Offered* (With the Earnings
Protection Death Benefit Option (age 0-70))



                                                                                For the Years
                                                                              Beginning January
                                                                                1* and Ending
                                                                                 December 31,
                                                                             ---------------------
Sub-Accounts                                                                         2002       2003
--------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.843
Accumulation Unit Value, End of Period                                              10.843       13.351
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.526
Accumulation Unit Value, End of Period                                              11.526       15.497
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.217
Accumulation Unit Value, End of Period                                              11.217       14.518
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.525
Accumulation Unit Value, End of Period                                              9.525        12.941
Number of Units Outstanding, End of Period                                            0 0
--------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.006
Accumulation Unit Value, End of Period                                              10.006       12.102
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.994
Accumulation Unit Value, End of Period                                              10.994       15.086
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.317
Accumulation Unit Value, End of Period                                              10.317       12.648
Number of Units Outstanding, End of Period                                            0         6,786
--------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.053
Accumulation Unit Value, End of Period                                              10.053       12.353
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.688
Accumulation Unit Value, End of Period                                              10.688       13.055
Number of Units Outstanding, End of Period                                            0         3,235
--------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.260
Number of Units Outstanding, End of Period                                              --       3,513
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.140
Accumulation Unit Value, End of Period                                              10.140       14.191
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Oppenheimer High Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.653
Accumulation Unit Value, End of Period                                              10.653       12.919
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.169
Accumulation Unit Value, End of Period                                              10.169       12.596
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.346
Accumulation Unit Value, End of Period                                              10.346       14.619
Number of Units Outstanding, End of Period                                            0         3,113
--------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.543
Accumulation Unit Value, End of Period                                              10.543       12.100
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.380
Accumulation Unit Value, End of Period                                              10.380       12.395
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.790
Accumulation Unit Value, End of Period                                              10.790       13.464
Number of Units Outstanding, End of Period                                            0         629
--------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.716
Accumulation Unit Value, End of Period                                              9.716        11.268
Number of Units Outstanding, End of Period                                            0         3,556
--------------------------------------------------------------------------------------------------
Putnam VT High Yield
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.733
Accumulation Unit Value, End of Period                                              10.733       13.304
Number of Units Outstanding, End of Period                                            0         926
--------------------------------------------------------------------------------------------------
Putnam VT Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.177
Accumulation Unit Value, End of Period                                              10.177       10.411
Number of Units Outstanding, End of Period                                            0         4,060
--------------------------------------------------------------------------------------------------
Putnam VT International Equity
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.596
Accumulation Unit Value, End of Period                                              10.596       13.341
Number of Units Outstanding, End of Period                                            0         974
--------------------------------------------------------------------------------------------------
Putnam VT Investors
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.399
Accumulation Unit Value, End of Period                                              10.399       12.952
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.977
Accumulation Unit Value, End of Period                                              9.977        9.823
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.371
Accumulation Unit Value, End of Period                                              10.371       13.455
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT New Value
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.196
Accumulation Unit Value, End of Period                                              11.196       14.529
Number of Units Outstanding, End of Period                                            0         1,471
--------------------------------------------------------------------------------------------------
Putnam VT Research
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.634
Accumulation Unit Value, End of Period                                              10.634       13.055
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.507
Accumulation Unit Value, End of Period                                              10.507       12.046
Number of Units Outstanding, End of Period                                            0         3,407
--------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.461
Accumulation Unit Value, End of Period                                              11.461       14.015
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Vista
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.364
Accumulation Unit Value, End of Period                                              10.364       13.520
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Voyager
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.101
Accumulation Unit Value, End of Period                                              10.101       12.360
Number of Units Outstanding, End of Period                                            0         1,306
--------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.225
Accumulation Unit Value, End of Period                                              11.225       16.823
Number of Units Outstanding, End of Period                                            0         2,937
--------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.467
Accumulation Unit Value, End of Period                                              10.467       13.557
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.713
Accumulation Unit Value, End of Period                                              10.713       12.849
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.403
Accumulation Unit Value, End of Period                                              9.403        11.702
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.645
Accumulation Unit Value, End of Period                                              10.645       13.314
Number of Units Outstanding, End of Period                                            0         6,541
--------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.247
Accumulation Unit Value, End of Period                                              10.247       11.844
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.051
Accumulation Unit Value, End of Period                                              11.051       13.831
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.552
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.693
Accumulation Unit Value, End of Period                                              10.693       14.466
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts and all of the Variable Sub-Accounts shown above were first offered with the Earnings Protection Death Benefit Option under the contracts on October 14, 2002, except for the Oppenheimer Capital
Appreciation and Van Kampen UIF Small Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT
Money Market and Van Kampen UIF Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP
Franklin Income Securities, FTVIP Franklin U.S. Government, Van Kampen LIT
Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and Income Van
Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value Variable
Sub-Accounts, which were first offered under the Contracts on May 1, 2004.
Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.85% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.











Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option and the Enhanced Beneficiary Protection (Annual Increase) Option or (With the Enhanced Beneficiary Protection (Annual Increase) Option added on or after May 1, 2003)



                                                                                For the Years
                                                                              Beginning January
                                                                                1* and Ending
                                                                                 December 31,
                                                                             ---------------------
Sub-Accounts                                                                         2002        2003
--------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.842
Accumulation Unit Value, End of Period                                              10.842       13.343
Number of Units Outstanding, End of Period                                            0         32,362
--------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.525
Accumulation Unit Value, End of Period                                              11.525       15.487
Number of Units Outstanding, End of Period                                            0         3,517
--------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.215
Accumulation Unit Value, End of Period                                              11.215       14.509
Number of Units Outstanding, End of Period                                            0         8,164
--------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.524
Accumulation Unit Value, End of Period                                              9.524        12.933
Number of Units Outstanding, End of Period                                            0         14,645
--------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.005
Accumulation Unit Value, End of Period                                              10.005       12.095
Number of Units Outstanding, End of Period                                            0         1,328
--------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.993
Accumulation Unit Value, End of Period                                              10.993       15.077
Number of Units Outstanding, End of Period                                            0         10,225
--------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.315
Accumulation Unit Value, End of Period                                              10.315       12.640
Number of Units Outstanding, End of Period                                            0         29,321
--------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.052
Accumulation Unit Value, End of Period                                              10.052       12.345
Number of Units Outstanding, End of Period                                            0         4,935
--------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.687
Accumulation Unit Value, End of Period                                              10.687       13.047
Number of Units Outstanding, End of Period                                            0         11,461
--------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.256
Number of Units Outstanding, End of Period                                              --       3,413
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.139
Accumulation Unit Value, End of Period                                              10.139       14.183
Number of Units Outstanding, End of Period                                            0         5,616
--------------------------------------------------------------------------------------------------
Oppenheimer High Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.652
Accumulation Unit Value, End of Period                                              10.652       12.911
Number of Units Outstanding, End of Period                                            0         20,083
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.168
Accumulation Unit Value, End of Period                                              10.168       12.588
Number of Units Outstanding, End of Period                                            0         38,357
--------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.345
Accumulation Unit Value, End of Period                                              10.345       14.610
Number of Units Outstanding, End of Period                                            0         13,077
--------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.542
Accumulation Unit Value, End of Period                                              10.542       12.093
Number of Units Outstanding, End of Period                                            0         10,727
--------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.379
Accumulation Unit Value, End of Period                                              10.379       12.387
Number of Units Outstanding, End of Period                                            0         7,868
--------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.788
Accumulation Unit Value, End of Period                                              10.788       13.456
Number of Units Outstanding, End of Period                                            0         9,735
--------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.715
Accumulation Unit Value, End of Period                                              9.715        11.261
Number of Units Outstanding, End of Period                                            0         10,391
--------------------------------------------------------------------------------------------------
Putnam VT High Yield
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.731
Accumulation Unit Value, End of Period                                              10.731       13.296
Number of Units Outstanding, End of Period                                            0         7,064
--------------------------------------------------------------------------------------------------
Putnam VT Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.176
Accumulation Unit Value, End of Period                                              10.176       10.404
Number of Units Outstanding, End of Period                                            0         89,886
--------------------------------------------------------------------------------------------------
Putnam VT International Equity
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.595
Accumulation Unit Value, End of Period                                              10.595       13.333
Number of Units Outstanding, End of Period                                            0         10,102
--------------------------------------------------------------------------------------------------
Putnam VT Investors
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.398
Accumulation Unit Value, End of Period                                              10.398       12.944
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Putnam VT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.976
Accumulation Unit Value, End of Period                                              9.976        9.817
Number of Units Outstanding, End of Period                                            0         12,186
--------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.370
Accumulation Unit Value, End of Period                                              10.370       13.447
Number of Units Outstanding, End of Period                                            0         2,548
--------------------------------------------------------------------------------------------------
Putnam VT New Value
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.194
Accumulation Unit Value, End of Period                                              11.194       14.520
Number of Units Outstanding, End of Period                                            0         3,868
--------------------------------------------------------------------------------------------------
Putnam VT Research
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.633
Accumulation Unit Value, End of Period                                              10.633       13.047
Number of Units Outstanding, End of Period                                            0         3,233
--------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.506
Accumulation Unit Value, End of Period                                              10.506       12.039
Number of Units Outstanding, End of Period                                            0         23,071
--------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.460
Accumulation Unit Value, End of Period                                              11.460       14.006
Number of Units Outstanding, End of Period                                            0         9,564
--------------------------------------------------------------------------------------------------
Putnam VT Vista
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.363
Accumulation Unit Value, End of Period                                              10.363       13.512
Number of Units Outstanding, End of Period                                            0         5,085
--------------------------------------------------------------------------------------------------
Putnam VT Voyager
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.100
Accumulation Unit Value, End of Period                                              10.100       12.353
Number of Units Outstanding, End of Period                                            0         58,485
--------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.223
Accumulation Unit Value, End of Period                                              11.223       16.813
Number of Units Outstanding, End of Period                                            0         865
--------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.466
Accumulation Unit Value, End of Period                                              10.466       13.549
Number of Units Outstanding, End of Period                                            0         7,918
--------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.712
Accumulation Unit Value, End of Period                                              10.712       12.841
Number of Units Outstanding, End of Period                                            0         2,059
--------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       9.402
Accumulation Unit Value, End of Period                                              9.402        11.695
Number of Units Outstanding, End of Period                                            0         4,623
--------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.643
Accumulation Unit Value, End of Period                                              10.643       13.306
Number of Units Outstanding, End of Period                                            0         13,501
--------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.246
Accumulation Unit Value, End of Period                                              10.246       11.825
Number of Units Outstanding, End of Period                                            0         0
--------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       11.050
Accumulation Unit Value, End of Period                                              11.050       13.823
Number of Units Outstanding, End of Period                                            0         709
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
--------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.547
Number of Units Outstanding, End of Period                                              --       4,644
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
--------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                        10.000       10.691
Accumulation Unit Value, End of Period                                              10.691       14.457
Number of Units Outstanding, End of Period                                            0         4,880
--------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Enhanced Beneficiary Protection (Annual
Increase) Option at 0.15% on October 14, 2002. The Enhanced Beneficiary (Annual
Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van
Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered
May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown.
The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.








Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003, and the Enhanced Beneficiary Protection
(Annual Increase) Option, added prior to May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.693
Accumulation Unit Value, End of Period                                       --         13.338
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.814
Accumulation Unit Value, End of Period                                       --         15.482
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.033
Accumulation Unit Value, End of Period                                       --         14.504
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.033
Accumulation Unit Value, End of Period                                       --         12.929
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.444
Accumulation Unit Value, End of Period                                       --         12.091
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.494
Accumulation Unit Value, End of Period                                       --         15.071
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.593
Accumulation Unit Value, End of Period                                       --         12.636
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.331
Accumulation Unit Value, End of Period                                       --         12.341
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.098
Accumulation Unit Value, End of Period                                       --         13.042
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.252
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.073
Accumulation Unit Value, End of Period                                       --         14.178
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.721
Accumulation Unit Value, End of Period                                       --         12.906
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.454
Accumulation Unit Value, End of Period                                       --         12.584
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         14.605
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.237
Accumulation Unit Value, End of Period                                       --         12.089
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.742
Accumulation Unit Value, End of Period                                       --         12.383
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.983
Accumulation Unit Value, End of Period                                       --         13.451
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.224
Accumulation Unit Value, End of Period                                       --         11.258
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.854
Accumulation Unit Value, End of Period                                       --         13.291
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.347
Accumulation Unit Value, End of Period                                       --         10.401
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.565
Accumulation Unit Value, End of Period                                       --         13.328
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.682
Accumulation Unit Value, End of Period                                       --         12.939
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.928
Accumulation Unit Value, End of Period                                       --         9.813
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.969
Accumulation Unit Value, End of Period                                       --         13.442
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.310
Accumulation Unit Value, End of Period                                       --         14.515
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.831
Accumulation Unit Value, End of Period                                       --         13.043
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.672
Accumulation Unit Value, End of Period                                       --         12.035
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.636
Accumulation Unit Value, End of Period                                       --         14.001
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.788
Accumulation Unit Value, End of Period                                       --         13.507
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.569
Accumulation Unit Value, End of Period                                       --         12.348
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.668
Accumulation Unit Value, End of Period                                       --         16.807
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.371
Accumulation Unit Value, End of Period                                       --         13.544
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.576
Accumulation Unit Value, End of Period                                       --         12.837
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.920
Accumulation Unit Value, End of Period                                       --         11.691
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.769
Accumulation Unit Value, End of Period                                       --         13.301
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.850
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.278
Accumulation Unit Value, End of Period                                       --         13.818
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --      10.000
Accumulation Unit Value, End of Period                                       --      13.543
Number of Units Outstanding, End of Period                                   --      0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.370
Accumulation Unit Value, End of Period                                       --         14.452
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.15% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the Earnings
Protection Death Benefit Option (age 71-79)) or (With the MAV Death Benefit
Option or Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003, and the Earnings Protection Death Benefit Option (age
0-70))



                                                                               For the Years
                                                                             Beginning January
                                                                               1* and Ending
                                                                                December 31,
                                                                            ---------------------
Sub-Accounts                                                                        2002         2003
-------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.839
Accumulation Unit Value, End of Period                                             10.839        13.326
Number of Units Outstanding, End of Period                                           0          3,257
-------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.522
Accumulation Unit Value, End of Period                                             11.522        15.468
Number of Units Outstanding, End of Period                                           0          1,241
-------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.213
Accumulation Unit Value, End of Period                                             11.213        14.491
Number of Units Outstanding, End of Period                                           0          816
-------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.522
Accumulation Unit Value, End of Period                                             9.522         12.917
Number of Units Outstanding, End of Period                                           0          595
-------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.002
Accumulation Unit Value, End of Period                                             10.002        12.080
Number of Units Outstanding, End of Period                                           0          907
-------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.991
Accumulation Unit Value, End of Period                                             10.991        15.058
Number of Units Outstanding, End of Period                                           0          793
-------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.313
Accumulation Unit Value, End of Period                                             10.313        12.624
Number of Units Outstanding, End of Period                                           0          2,470
-------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.049
Accumulation Unit Value, End of Period                                             10.049        12.330
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.685
Accumulation Unit Value, End of Period                                             10.685        13.031
Number of Units Outstanding, End of Period                                           0          1,551
-------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.248
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.137
Accumulation Unit Value, End of Period                                             10.137        14.165
Number of Units Outstanding, End of Period                                           0          3,007
-------------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.650
Accumulation Unit Value, End of Period                                             10.650        12.895
Number of Units Outstanding, End of Period                                           0          970
-------------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.166
Accumulation Unit Value, End of Period                                             10.166        12.572
Number of Units Outstanding, End of Period                                           0          4,230
-------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.342
Accumulation Unit Value, End of Period                                             10.342        14.592
Number of Units Outstanding, End of Period                                           0          850
-------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.540
Accumulation Unit Value, End of Period                                             10.540        12.078
Number of Units Outstanding, End of Period                                           0          2,178
-------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.377
Accumulation Unit Value, End of Period                                             10.377        12.372
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.786
Accumulation Unit Value, End of Period                                             10.786        13.439
Number of Units Outstanding, End of Period                                           0          824
-------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.713
Accumulation Unit Value, End of Period                                             9.713         11.247
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.729
Accumulation Unit Value, End of Period                                             10.729        13.280
Number of Units Outstanding, End of Period                                           0          960
-------------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.174
Accumulation Unit Value, End of Period                                             10.174        10.391
Number of Units Outstanding, End of Period                                           0          5,011
-------------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.593
Accumulation Unit Value, End of Period                                             10.593        13.317
Number of Units Outstanding, End of Period                                           0          2,861
-------------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.396
Accumulation Unit Value, End of Period                                             10.396        12.928
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.974
Accumulation Unit Value, End of Period                                             9.974         9.804
Number of Units Outstanding, End of Period                                           0          1,107
-------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.367
Accumulation Unit Value, End of Period                                             10.367        13.420
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.192
Accumulation Unit Value, End of Period                                             11.192        14.502
Number of Units Outstanding, End of Period                                           0          862
-------------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.631
Accumulation Unit Value, End of Period                                             10.631        13.031
Number of Units Outstanding, End of Period                                           0          885
-------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.503
Accumulation Unit Value, End of Period                                             10.503        12.024
Number of Units Outstanding, End of Period                                           0          1,287
-------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.457
Accumulation Unit Value, End of Period                                             11.457        13.989
Number of Units Outstanding, End of Period                                           0          1,186
-------------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.361
Accumulation Unit Value, End of Period                                             10.361        13.495
Number of Units Outstanding, End of Period                                           0          1,349
-------------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.098
Accumulation Unit Value, End of Period                                             10.098        12.337
Number of Units Outstanding, End of Period                                           0          1,759
-------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.221
Accumulation Unit Value, End of Period                                             11.221        16.792
Number of Units Outstanding, End of Period                                           0          2,553
-------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.464
Accumulation Unit Value, End of Period                                             10.464        13.532
Number of Units Outstanding, End of Period                                           0          3,456
-------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.709
Accumulation Unit Value, End of Period                                             10.709        12.825
Number of Units Outstanding, End of Period                                           0          988
-------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        9.400
Accumulation Unit Value, End of Period                                             9.400         11.680
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.641
Accumulation Unit Value, End of Period                                             10.641        13.289
Number of Units Outstanding, End of Period                                           0          1,118
-------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.244
Accumulation Unit Value, End of Period                                             10.244        11.844
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        11.047
Accumulation Unit Value, End of Period                                             11.047        13.806
Number of Units Outstanding, End of Period                                           0          242
-------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.538
Number of Units Outstanding, End of Period                                              --       0
-------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
-------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                       10.000        10.689
Accumulation Unit Value, End of Period                                             10.689        14.439
Number of Units Outstanding, End of Period                                           0          0
-------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts and all of the Variable Sub-Accounts shown above were first offered with the with the Earnings Protection Death
Benefit Option, the MAV Death Benefit Option at 0.15% and the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% under the Contracts on
October 14, 2002, except for the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van
Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable
Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1,
2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.















Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option and the Enhanced Beneficiary Protection (Annual Increase) Option, both added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.693
Accumulation Unit Value, End of Period                                       --         13.325
Number of Units Outstanding, End of Period                                   --         56,233
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.814
Accumulation Unit Value, End of Period                                       --         15.466
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.033
Accumulation Unit Value, End of Period                                       --         14.489
Number of Units Outstanding, End of Period                                   --         10,342
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.033
Accumulation Unit Value, End of Period                                       --         12.916
Number of Units Outstanding, End of Period                                   --         15,542
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.444
Accumulation Unit Value, End of Period                                       --         12.078
Number of Units Outstanding, End of Period                                   --         15,706
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.494
Accumulation Unit Value, End of Period                                       --         15.056
Number of Units Outstanding, End of Period                                   --         10,940
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.593
Accumulation Unit Value, End of Period                                       --         12.623
Number of Units Outstanding, End of Period                                   --         31,092
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.331
Accumulation Unit Value, End of Period                                       --         12.328
Number of Units Outstanding, End of Period                                   --         8,874
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.098
Accumulation Unit Value, End of Period                                       --         13.029
Number of Units Outstanding, End of Period                                   --         14,025
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --      10.000
Accumulation Unit Value, End of Period                                       --      12.239
Number of Units Outstanding, End of Period                                   --      43,058
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.073
Accumulation Unit Value, End of Period                                       --         14.163
Number of Units Outstanding, End of Period                                   --         11,470
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.721
Accumulation Unit Value, End of Period                                       --         12.893
Number of Units Outstanding, End of Period                                   --         12,586
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.454
Accumulation Unit Value, End of Period                                       --         12.571
Number of Units Outstanding, End of Period                                   --         14,215
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.704
Accumulation Unit Value, End of Period                                       --         14.590
Number of Units Outstanding, End of Period                                   --         9,580
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.237
Accumulation Unit Value, End of Period                                       --         12.076
Number of Units Outstanding, End of Period                                   --         13,193
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.742
Accumulation Unit Value, End of Period                                       --         12.370
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.983
Accumulation Unit Value, End of Period                                       --         13.437
Number of Units Outstanding, End of Period                                   --         9,745
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.224
Accumulation Unit Value, End of Period                                       --         11.246
Number of Units Outstanding, End of Period                                   --         1,009
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.854
Accumulation Unit Value, End of Period                                       --         13.278
Number of Units Outstanding, End of Period                                   --         19,078
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.347
Accumulation Unit Value, End of Period                                       --         10.390
Number of Units Outstanding, End of Period                                   --         24,092
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.565
Accumulation Unit Value, End of Period                                       --         13.315
Number of Units Outstanding, End of Period                                   --         2,786
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.682
Accumulation Unit Value, End of Period                                       --         12.926
Number of Units Outstanding, End of Period                                   --         2,900
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.928
Accumulation Unit Value, End of Period                                       --         9.803
Number of Units Outstanding, End of Period                                   --         7,499
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.969
Accumulation Unit Value, End of Period                                       --         13.428
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.310
Accumulation Unit Value, End of Period                                       --         14.500
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.831
Accumulation Unit Value, End of Period                                       --         13.030
Number of Units Outstanding, End of Period                                   --         7,832
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.672
Accumulation Unit Value, End of Period                                       --         12.022
Number of Units Outstanding, End of Period                                   --         2,542
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.636
Accumulation Unit Value, End of Period                                       --         13.987
Number of Units Outstanding, End of Period                                   --         4,581
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.788
Accumulation Unit Value, End of Period                                       --         13.494
Number of Units Outstanding, End of Period                                   --         1,923
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.569
Accumulation Unit Value, End of Period                                       --         12.336
Number of Units Outstanding, End of Period                                   --         6,267
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.668
Accumulation Unit Value, End of Period                                       --         16.790
Number of Units Outstanding, End of Period                                   --         6,770
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.371
Accumulation Unit Value, End of Period                                       --         13.530
Number of Units Outstanding, End of Period                                   --         10,711
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.576
Accumulation Unit Value, End of Period                                       --         12.824
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.920
Accumulation Unit Value, End of Period                                       --         11.679
Number of Units Outstanding, End of Period                                   --         21,858
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.769
Accumulation Unit Value, End of Period                                       --         13.287
Number of Units Outstanding, End of Period                                   --         27,411
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.831
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.278
Accumulation Unit Value, End of Period                                       --         13.804
Number of Units Outstanding, End of Period                                   --         1,746
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.529
Number of Units Outstanding, End of Period                                   --         2,339
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.370
Accumulation Unit Value, End of Period                                       --         14.437
Number of Units Outstanding, End of Period                                   --         139
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered on October 14,
2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary Protection
(Annual Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise Variable
Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S. Government, Van
Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van Kampen UIF Equity and
Income, Van Kampen UIF Equity Growth, and Van Kampen UIF U.S. Mid Cap Value
Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.10% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.




Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003, and the Earnings Protection Death Benefit
Option (age 0-70)) or (With the MAV Death Benefit Option, added prior to May 1,
2003, and the Enhanced Beneficiary Protection (Annual Increase) Option, added on or after May 1, 2003)


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.687
Accumulation Unit Value, End of Period                                       --         13.322
Number of Units Outstanding, End of Period                                   --         255
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.807
Accumulation Unit Value, End of Period                                       --         15.463
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.027
Accumulation Unit Value, End of Period                                       --         14.486
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.027
Accumulation Unit Value, End of Period                                       --         12.913
Number of Units Outstanding, End of Period                                   --         87
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.438
Accumulation Unit Value, End of Period                                       --         12.076
Number of Units Outstanding, End of Period                                   --         93
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.488
Accumulation Unit Value, End of Period                                       --         15.053
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.587
Accumulation Unit Value, End of Period                                       --         12.620
Number of Units Outstanding, End of Period                                   --         89
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.325
Accumulation Unit Value, End of Period                                       --         12.326
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.092
Accumulation Unit Value, End of Period                                       --         13.026
Number of Units Outstanding, End of Period                                   --         172
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.243
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.068
Accumulation Unit Value, End of Period                                       --         14.160
Number of Units Outstanding, End of Period                                   --         81
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.714
Accumulation Unit Value, End of Period                                       --         12.890
Number of Units Outstanding, End of Period                                   --         86
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.448
Accumulation Unit Value, End of Period                                       --         12.568
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.698
Accumulation Unit Value, End of Period                                       --         14.587
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.230
Accumulation Unit Value, End of Period                                       --         12.074
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.736
Accumulation Unit Value, End of Period                                       --         12.367
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.977
Accumulation Unit Value, End of Period                                       --         13.434
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.218
Accumulation Unit Value, End of Period                                       --         11.244
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.848
Accumulation Unit Value, End of Period                                       --         13.275
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.341
Accumulation Unit Value, End of Period                                       --         10.388
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.559
Accumulation Unit Value, End of Period                                       --         13.312
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.676
Accumulation Unit Value, End of Period                                       --         12.923
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.922
Accumulation Unit Value, End of Period                                       --         9.801
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.963
Accumulation Unit Value, End of Period                                       --         13.425
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.304
Accumulation Unit Value, End of Period                                       --         14.497
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.825
Accumulation Unit Value, End of Period                                       --         13.027
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.666
Accumulation Unit Value, End of Period                                       --         12.020
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.629
Accumulation Unit Value, End of Period                                       --         13.984
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.782
Accumulation Unit Value, End of Period                                       --         13.491
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.563
Accumulation Unit Value, End of Period                                       --         12.333
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.661
Accumulation Unit Value, End of Period                                       --         16.786
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.265
Accumulation Unit Value, End of Period                                       --         13.527
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.570
Accumulation Unit Value, End of Period                                       --         12.821
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.914
Accumulation Unit Value, End of Period                                       --         11.676
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.763
Accumulation Unit Value, End of Period                                       --         13.284
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.841
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.272
Accumulation Unit Value, End of Period                                       --         13.801
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.533
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.363
Accumulation Unit Value, End of Period                                       --         14.434
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and with the Earnings Protection Death Benefit Option on
October 14, 2002. All of the Variable Sub-Accounts shown above were first offered with the MAV Death Benefit Option at 0.20% and the Enhanced Beneficiary
Protection (Annual Increase) Option at 0.30% under the Contracts on May 1, 2003, except for the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.05% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.







Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With the MAV Death
Benefit Option or the Enhanced Beneficiary Protection (Annual Increase) Option, either added prior to May 1, 2003, and the Earnings Protection Death Benefit
Option (age 71-79)) or (With the Enhanced Beneficiary Protection (Annual
Increase) Option, added on or after May 1, 2003, and the Earnings Protection
Death Benefit Option (age 0-70)) or (With the MAV Death Benefit Option and
Enhanced Beneficiary Protection (Annual Increase) Option, both added prior to
May 1, 2003, and the Earnings Protection Death Benefit Option (age 0-70))



                                                                                 For the Years
                                                                               Beginning January
                                                                                 1* and Ending
                                                                                  December 31,
                                                                              ---------------------
Sub-Accounts                                                                          2002       2003
---------------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.836
Accumulation Unit Value, End of Period                                               10.836      13.302
Number of Units Outstanding, End of Period                                             0         46
---------------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.519
Accumulation Unit Value, End of Period                                               11.519      15.439
Number of Units Outstanding, End of Period                                             0         903
---------------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.209
Accumulation Unit Value, End of Period                                               11.209      14.464
Number of Units Outstanding, End of Period                                             0         167
---------------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.519
Accumulation Unit Value, End of Period                                               9.519       12.893
Number of Units Outstanding, End of Period                                             0         266
---------------------------------------------------------------------------------------------------
LSA Equity Growth (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.999
Accumulation Unit Value, End of Period                                               9.999       12.057
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.987
Accumulation Unit Value, End of Period                                               10.987      15.030
Number of Units Outstanding, End of Period                                             0         40
---------------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.310
Accumulation Unit Value, End of Period                                               10.310      12.601
Number of Units Outstanding, End of Period                                             0         270
---------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.046
Accumulation Unit Value, End of Period                                               10.046      12.307
Number of Units Outstanding, End of Period                                             0         46
---------------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.681
Accumulation Unit Value, End of Period                                               10.681      13.007
Number of Units Outstanding, End of Period                                             0         46
---------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       12.235
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.134
Accumulation Unit Value, End of Period                                               10.134      14.139
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Oppenheimer High Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.646
Accumulation Unit Value, End of Period                                               10.646      12.871
Number of Units Outstanding, End of Period                                             0         929
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.163
Accumulation Unit Value, End of Period                                               10.163      12.549
Number of Units Outstanding, End of Period                                             0         2,096
---------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.339
Accumulation Unit Value, End of Period                                               10.339      14.565
Number of Units Outstanding, End of Period                                             0         1,129
---------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.536
Accumulation Unit Value, End of Period                                               10.536      12.055
Number of Units Outstanding, End of Period                                             0         408
---------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.373
Accumulation Unit Value, End of Period                                               10.373      12.349
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.783
Accumulation Unit Value, End of Period                                               10.783      13.414
Number of Units Outstanding, End of Period                                             0         46
---------------------------------------------------------------------------------------------------
Putnam VT Health Sciences
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.710
Accumulation Unit Value, End of Period                                               9.710       11.227
Number of Units Outstanding, End of Period                                             0         56
---------------------------------------------------------------------------------------------------
Putnam VT High Yield
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.725
Accumulation Unit Value, End of Period                                               10.725      13.255
Number of Units Outstanding, End of Period                                             0         1,040
---------------------------------------------------------------------------------------------------
Putnam VT Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.170
Accumulation Unit Value, End of Period                                               10.170      10.372
Number of Units Outstanding, End of Period                                             0         150
---------------------------------------------------------------------------------------------------
Putnam VT International Equity
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.589
Accumulation Unit Value, End of Period                                               10.589      13.292
Number of Units Outstanding, End of Period                                             0         270
---------------------------------------------------------------------------------------------------
Putnam VT Investors
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.392
Accumulation Unit Value, End of Period                                               10.392      12.904
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.971
Accumulation Unit Value, End of Period                                               9.971       9.786
Number of Units Outstanding, End of Period                                             0         458
---------------------------------------------------------------------------------------------------
Putnam VT New Opportunities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.364
Accumulation Unit Value, End of Period                                               10.364      13.405
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT New Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.188
Accumulation Unit Value, End of Period                                               11.188      14.475
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT Research
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.627
Accumulation Unit Value, End of Period                                               10.627      13.007
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.500
Accumulation Unit Value, End of Period                                               10.500      12.001
Number of Units Outstanding, End of Period                                             0         50
---------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.454
Accumulation Unit Value, End of Period                                               11.454      13.963
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT Vista
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.358
Accumulation Unit Value, End of Period                                               10.358      13.470
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Putnam VT Voyager
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.095
Accumulation Unit Value, End of Period                                               10.095      12.314
Number of Units Outstanding, End of Period                                             0         453
---------------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.217
Accumulation Unit Value, End of Period                                               11.217      16.761
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.460
Accumulation Unit Value, End of Period                                               10.46013.507
Number of Units Outstanding, End of Period                                             0         982
---------------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.706
Accumulation Unit Value, End of Period                                               10.706      12.801
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      9.397
Accumulation Unit Value, End of Period                                               9.397       11.658
Number of Units Outstanding, End of Period                                             0         1,095
---------------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.638
Accumulation Unit Value, End of Period                                               10.638      13.264
Number of Units Outstanding, End of Period                                             0         2,348
---------------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.240
Accumulation Unit Value, End of Period                                               10.240      11.825
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      11.044
Accumulation Unit Value, End of Period                                               11.044      13.780
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       10.000
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       10.000
Accumulation Unit Value, End of Period                                                  --       13.524
Number of Units Outstanding, End of Period                                              --       0
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                            --       --
Accumulation Unit Value, End of Period                                                  --       --
Number of Units Outstanding, End of Period                                              --       --
---------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
---------------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                         10.000      10.686
Accumulation Unit Value, End of Period                                               10.686      14.413
Number of Units Outstanding, End of Period                                             0         0
---------------------------------------------------------------------------------------------------


* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary Protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.15% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added on or after May 1, 2003, and the Earnings Protection Death Benefit
Option (age 71-79)) or (With the MAV Death Benefit Option, added on or after May
1, 2003, the Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1, 2003, and the Earnings Protection Death Benefit Option (age
0-70))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         13.297
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.798
Accumulation Unit Value, End of Period                                       --         15.434
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.018
Accumulation Unit Value, End of Period                                       --         14.459
Number of Units Outstanding, End of Period                                   --         103
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.019
Accumulation Unit Value, End of Period                                       --         12.889
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.429
Accumulation Unit Value, End of Period                                       --         12.053
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.478
Accumulation Unit Value, End of Period                                       --         15.025
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.578
Accumulation Unit Value, End of Period                                       --         12.596
Number of Units Outstanding, End of Period                                   --         112
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.317
Accumulation Unit Value, End of Period                                       --         12.303
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.082
Accumulation Unit Value, End of Period                                       --         13.002
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.231
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.059
Accumulation Unit Value, End of Period                                       --         14.134
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.704
Accumulation Unit Value, End of Period                                       --         12.866
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.439
Accumulation Unit Value, End of Period                                       --         12.545
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.689
Accumulation Unit Value, End of Period                                       --         14.560
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.221
Accumulation Unit Value, End of Period                                       --         12.051
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.727
Accumulation Unit Value, End of Period                                       --         12.344
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.968
Accumulation Unit Value, End of Period                                       --         13.409
Number of Units Outstanding, End of Period                                   --         103
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.210
Accumulation Unit Value, End of Period                                       --         11.223
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.838
Accumulation Unit Value, End of Period                                       --         13.250
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.332
Accumulation Unit Value, End of Period                                       --         10.368
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.551
Accumulation Unit Value, End of Period                                       --         13.287
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.667
Accumulation Unit Value, End of Period                                       --         12.899
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.914
Accumulation Unit Value, End of Period                                       --         9.783
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.954
Accumulation Unit Value, End of Period                                       --         13.400
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.295
Accumulation Unit Value, End of Period                                       --         14.470
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.816
Accumulation Unit Value, End of Period                                       --         13.003
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.657
Accumulation Unit Value, End of Period                                       --         11.997
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.620
Accumulation Unit Value, End of Period                                       --         13.958
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.773
Accumulation Unit Value, End of Period                                       --         13.466
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.554
Accumulation Unit Value, End of Period                                       --         12.310
Number of Units Outstanding, End of Period                                   --         111
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.652
Accumulation Unit Value, End of Period                                       --         16.755
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.357
Accumulation Unit Value, End of Period                                       --         13.502
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.560
Accumulation Unit Value, End of Period                                       --         12.797
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.906
Accumulation Unit Value, End of Period                                       --         11.654
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.754
Accumulation Unit Value, End of Period                                       --         13.260
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.819
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.261
Accumulation Unit Value, End of Period                                       --         13.775
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.520
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.354
Accumulation Unit Value, End of Period                                       --         14.408
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% was first offered on May 1, 2003. All of the Variable
Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small
Company Growth Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF
Global Franchise Variable Sub-Accounts, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities, FTVIP
Franklin U.S. Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT
Comstock, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.20% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






ALLSTATE ADVISOR PREFERRED CONTRACTS WITH NO WITHDRAWAL CHARGE OPTION:
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH
BENEFIT OPTION, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE) OPTION,
BOTH ADDED PRIOR TO MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT
OPTION (AGE 71-79))OR (WITH THE ENHANCED BENEFICIARY PROTECTION (ANNUAL
INCREASE) OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION
DEATH BENEFIT OPTION (AGE 71-79)) OR (WITH THE MAV DEATH BENEFIT OPTION, ADDED
PRIOR TO MAY 1, 2003, THE ENHANCED BENEFICIARY PROTECTION (ANNUAL INCREASE)
OPTION, ADDED ON OR AFTER MAY 1, 2003, AND THE EARNINGS PROTECTION DEATH BENEFIT
OPTION (AGE 0-70))
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending December 31,

                                                             ------------------
SUB-ACCOUNTS                                                    2002      2003
-------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.832
 Accumulation Unit Value, End of Period                       10.832    13.277
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.515
 Accumulation Unit Value, End of Period                       11.515    15.411
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.206
 Accumulation Unit Value, End of Period                       11.206    14.437
 Number of Units Outstanding, End of Period                        0        75
-------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.516
 Accumulation Unit Value, End of Period                        9.516    12.869
 Number of Units Outstanding, End of Period                        0        81
-------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.996
 Accumulation Unit Value, End of Period                        9.996    12.035
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.983
 Accumulation Unit Value, End of Period                       10.983    15.002
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.306
 Accumulation Unit Value, End of Period                       10.306    12.577
 Number of Units Outstanding, End of Period                        0       170
-------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.043
 Accumulation Unit Value, End of Period                       10.043    12.284
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.678
 Accumulation Unit Value, End of Period                       10.678    12.982
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    12.222
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.130
 Accumulation Unit Value, End of Period                       10.130    14.112
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.643
 Accumulation Unit Value, End of Period                       10.643    12.847
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.159
 Accumulation Unit Value, End of Period                       10.159    12.526
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.336
 Accumulation Unit Value, End of Period                       10.336    14.538
 Number of Units Outstanding, End of Period                        0       146
-------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.533
 Accumulation Unit Value, End of Period                       10.533    12.033
 Number of Units Outstanding, End of Period                        0       260
-------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.370
 Accumulation Unit Value, End of Period                       10.370    12.326
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.779
 Accumulation Unit Value, End of Period                       10.779    13.389
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.707
 Accumulation Unit Value, End of Period                        9.707    11.206
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.722
 Accumulation Unit Value, End of Period                       10.722    13.230
 Number of Units Outstanding, End of Period                        0        79
-------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.167
 Accumulation Unit Value, End of Period                       10.167    10.353
 Number of Units Outstanding, End of Period                        0        98
-------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.586
 Accumulation Unit Value, End of Period                       10.586    13.267
 Number of Units Outstanding, End of Period                        0       164
-------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.389
 Accumulation Unit Value, End of Period                       10.389    12.880
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.967
 Accumulation Unit Value, End of Period                        9.967     9.768
 Number of Units Outstanding, End of Period                        0       104
-------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.361
 Accumulation Unit Value, End of Period                       10.361    13.380
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.185
 Accumulation Unit Value, End of Period                       11.185    14.448
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.624
 Accumulation Unit Value, End of Period                       10.624    12.983
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.496
 Accumulation Unit Value, End of Period                       10.496    11.979
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.450
 Accumulation Unit Value, End of Period                       11.450    13.937
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.354
 Accumulation Unit Value, End of Period                       10.354    13.445
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.091
 Accumulation Unit Value, End of Period                       10.091    12.291
 Number of Units Outstanding, End of Period                        0       255
-------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.214
 Accumulation Unit Value, End of Period                       11.214    16.729
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.457
 Accumulation Unit Value, End of Period                       10.457    13.482
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.702
 Accumulation Unit Value, End of Period                       10.702    12.778
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000     9.394
 Accumulation Unit Value, End of Period                        9.394    11.637
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.634
 Accumulation Unit Value, End of Period                       10.634    13.240
 Number of Units Outstanding, End of Period                        0       247
-------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.237
 Accumulation Unit Value, End of Period                       10.237    11.806
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    11.040
 Accumulation Unit Value, End of Period                       11.040    13.754
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    10.000
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --        --
 Accumulation Unit Value, End of Period                           --        --
 Number of Units Outstanding, End of Period                       --        --
-------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate - Class II
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                 10.000    10.682
 Accumulation Unit Value, End of Period                       10.682    14.386
 Number of Units Outstanding, End of Period                        0         0
-------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                     --    10.000
 Accumulation Unit Value, End of Period                           --    13.510
 Number of Units Outstanding, End of Period                       --         0
-------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15%, the Enhanced Beneficiary protection (Annual Increase)
Option at 0.15%, and the Earnings Protection Death Benefit Option on October 14,
2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% as first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, Van Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and
Van Kampen UIF U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the
Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 shown. Accumulation Unit Values for the Van Kampen Money Market and
Van Kampen UIF Global Franchise Variable Sub-Accounts are not shown. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.30% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.






Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, the Enhanced Beneficiary Protection (Annual Increase) Option, both added on or after May 1, 2003, and the Earnings Protection Death Benefit Option (age
0-70)) or (With the MAV Death Benefit Option, added on or after May 1, 2003, the
Enhanced Beneficiary Protection (Annual Increase) Option, added prior to May 1,
2003, and the Earnings Protection Death Benefit Option (age 71-79))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.678
Accumulation Unit Value, End of Period                                       --         13.283
Number of Units Outstanding, End of Period                                   --         3,219
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.798
Accumulation Unit Value, End of Period                                       --         15.418
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.018
Accumulation Unit Value, End of Period                                       --         14.444
Number of Units Outstanding, End of Period                                   --         582
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.019
Accumulation Unit Value, End of Period                                       --         12.876
Number of Units Outstanding, End of Period                                   --         394
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.429
Accumulation Unit Value, End of Period                                       --         12.041
Number of Units Outstanding, End of Period                                   --         6,558
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.478
Accumulation Unit Value, End of Period                                       --         15.009
Number of Units Outstanding, End of Period                                   --         2,380
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.578
Accumulation Unit Value, End of Period                                       --         12.584
Number of Units Outstanding, End of Period                                   --         3,192
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.317
Accumulation Unit Value, End of Period                                       --         12.290
Number of Units Outstanding, End of Period                                   --         213
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.082
Accumulation Unit Value, End of Period                                       --         12.989
Number of Units Outstanding, End of Period                                   --         561
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.218
Number of Units Outstanding, End of Period                                   --         2,929
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.059
Accumulation Unit Value, End of Period                                       --         14.119
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.704
Accumulation Unit Value, End of Period                                       --         12.853
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.439
Accumulation Unit Value, End of Period                                       --         12.532
Number of Units Outstanding, End of Period                                   --         7,888
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.689
Accumulation Unit Value, End of Period                                       --         14.545
Number of Units Outstanding, End of Period                                   --         666
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.221
Accumulation Unit Value, End of Period                                       --         12.039
Number of Units Outstanding, End of Period                                   --         1,984
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.727
Accumulation Unit Value, End of Period                                       --         12.332
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.968
Accumulation Unit Value, End of Period                                       --         13.395
Number of Units Outstanding, End of Period                                   --         2,602
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.210
Accumulation Unit Value, End of Period                                       --         11.211
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.838
Accumulation Unit Value, End of Period                                       --         13.237
Number of Units Outstanding, End of Period                                   --         1,357
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.332
Accumulation Unit Value, End of Period                                       --         10.358
Number of Units Outstanding, End of Period                                   --         8,042
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.551
Accumulation Unit Value, End of Period                                       --         13.274
Number of Units Outstanding, End of Period                                   --         4,620
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.667
Accumulation Unit Value, End of Period                                       --         12.886
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.914
Accumulation Unit Value, End of Period                                       --         9.773
Number of Units Outstanding, End of Period                                   --         1,860
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.954
Accumulation Unit Value, End of Period                                       --         13.387
Number of Units Outstanding, End of Period                                   --         2,289
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.295
Accumulation Unit Value, End of Period                                       --         14.455
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.816
Accumulation Unit Value, End of Period                                       --         12.989
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.657
Accumulation Unit Value, End of Period                                       --         11.985
Number of Units Outstanding, End of Period                                   --         1,893
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.620
Accumulation Unit Value, End of Period                                       --         13.943
Number of Units Outstanding, End of Period                                   --         187
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.773
Accumulation Unit Value, End of Period                                       --         13.452
Number of Units Outstanding, End of Period                                   --         2,488
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.554
Accumulation Unit Value, End of Period                                       --         12.297
Number of Units Outstanding, End of Period                                   --         3,209
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.652
Accumulation Unit Value, End of Period                                       --         16.738
Number of Units Outstanding, End of Period                                   --         206
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.357
Accumulation Unit Value, End of Period                                       --         13.488
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.560
Accumulation Unit Value, End of Period                                       --         12.784
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.906
Accumulation Unit Value, End of Period                                       --         11.642
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.754
Accumulation Unit Value, End of Period                                       --         13.246
Number of Units Outstanding, End of Period                                   --         2,502
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.812
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.261
Accumulation Unit Value, End of Period                                       --         13.761
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.506
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.354
Accumulation Unit Value, End of Period                                       --         14.393
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the Enhanced
Beneficiary Protection (Annual Increase) Option at 0.15% and the Earnings
Protection Death Benefit Option on October 14, 2002. The MAV Death Benefit
Option at 0.20% and the Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% were first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.35% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.









Allstate Advisor Preferred Contracts with No Withdrawal Charge Option:
Accumulation Unit Value and Number of Accumulation Units Outstanding for Each
Variable Sub-Account Since Contracts Were First Offered* (With MAV Death Benefit
Option, added prior to May 1, 2003, the Enhanced Beneficiary Protection (Annual
Increase) Option, added on or after May 1, 2003, and the Earnings Protection
Death Benefit Option (age 71-79))


                                                                         For the Years
                                                                       Beginning January
                                                                         1* and Ending
                                                                          December 31,
                                                                      ---------------------
Sub-Accounts                                                                  2002     2003
-------------------------------------------------------------------------------------------
FTVIP Franklin Growth and Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.669
Accumulation Unit Value, End of Period                                       --         13.263
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Income Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.788
Accumulation Unit Value, End of Period                                       --         15.395
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin Small Cap Value Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.008
Accumulation Unit Value, End of Period                                       --         14.422
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Franklin U.S. Government
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
LSA Aggressive Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.011
Accumulation Unit Value, End of Period                                       --         12.856
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Equity Growth (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.420
Accumulation Unit Value, End of Period                                       --         12.023
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
LSA Mid Cap Value (2)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.469
Accumulation Unit Value, End of Period                                       --         14.987
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Mutual Shares Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.569
Accumulation Unit Value, End of Period                                       --         12.564
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.308
Accumulation Unit Value, End of Period                                       --         12.271
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Balanced (3)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.073
Accumulation Unit Value, End of Period                                       --         12.969
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         12.210
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Global Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.051
Accumulation Unit Value, End of Period                                       --         14.098
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer High Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.695
Accumulation Unit Value, End of Period                                       --         12.834
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.431
Accumulation Unit Value, End of Period                                       --         12.513
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.680
Accumulation Unit Value, End of Period                                       --         14.523
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.212
Accumulation Unit Value, End of Period                                       --         12.020
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.718
Accumulation Unit Value, End of Period                                       --         12.313
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.958
Accumulation Unit Value, End of Period                                       --         13.375
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.201
Accumulation Unit Value, End of Period                                       --         11.194
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT High Yield
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.828
Accumulation Unit Value, End of Period                                       --         13.216
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.325
Accumulation Unit Value, End of Period                                       --         10.342
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT International Equity
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.542
Accumulation Unit Value, End of Period                                       --         13.253
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Investors
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.658
Accumulation Unit Value, End of Period                                       --         12.867
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.906
Accumulation Unit Value, End of Period                                       --         9.758
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Opportunities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.944
Accumulation Unit Value, End of Period                                       --         13.366
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT New Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.285
Accumulation Unit Value, End of Period                                       --         14.433
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Research
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.807
Accumulation Unit Value, End of Period                                       --         12.969
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.649
Accumulation Unit Value, End of Period                                       --         11.967
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.610
Accumulation Unit Value, End of Period                                       --         13.922
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Vista
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.764
Accumulation Unit Value, End of Period                                       --         13.431
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Putnam VT Voyager
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.545
Accumulation Unit Value, End of Period                                       --         12.279
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Developing Markets Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.642
Accumulation Unit Value, End of Period                                       --         16.712
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Foreign Securities
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.348
Accumulation Unit Value, End of Period                                       --         13.468
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
FTVIP Templeton Global Income Securities (1)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.550
Accumulation Unit Value, End of Period                                       --         12.764
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Aggressive Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Comstock
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         9.898
Accumulation Unit Value, End of Period                                       --         11.625
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Growth & Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.745
Accumulation Unit Value, End of Period                                       --         13.226
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen LIT Money Market
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Active International Allocation (4)
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         11.797
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Emerging Markets Debt
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         12.251
Accumulation Unit Value, End of Period                                       --         13.740
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Equity Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF Global Franchise
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         10.000
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF Small Company Growth
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         10.000
Accumulation Unit Value, End of Period                                       --         13.496
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Mid Cap Value
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         --
Accumulation Unit Value, End of Period                                       --         --
Number of Units Outstanding, End of Period                                   --         --
-------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real Estate
-------------------------------------------------------------------------------------------
Accumulation Unit Value, Beginning of Period                                 --         11.344
Accumulation Unit Value, End of Period                                       --         14.371
Number of Units Outstanding, End of Period                                   --         0
-------------------------------------------------------------------------------------------

* The Allstate Advisor Preferred Contracts were first offered with the MAV Death
Benefit Option at 0.15% and the Earning Protection Death Benefit Option on
October 14, 2002. The Enhanced Beneficiary Protection (Annual Increase) Option at 0.30% was first offered on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Contracts on October 14, 2002, except for the Oppenheimer Capital Appreciation and Van Kampen UIF Small Company Growth
Variable Sub-Accounts which were first offered under the Contracts on May 1, 2003, and the Van Kampen LIT Money Market and Van Kampen UIF Global Franchise
Variable Sub-Accounts, which were first offered under the Contracts on December
31, 2003, and the FTVIP Franklin Income Securities, FTVIP Franklin U.S.
Government, Van Kampen LIT Aggressive Growth, Van Kampen LIT Comstock, Van
Kampen UIF Equity and Income, Van Kampen UIF Equity Growth, and Van Kampen UIF
U.S. Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts on May 1, 2004. Accumulation Unit Values for the Variable Sub-Accounts first offered under the Contracts on December 31, 2003 and May 1, 2004 are not shown. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.45% and an administrative expense charge of 0.19%.

(1) Effective May 1, 2003, the FTVIP Franklin Small Cap and FTVIP Templeton
Global Income Securities Variable Sub-Accounts closed to new investments.

(2) Effective April 30, 2004, the LSA Aggressive Growth Fund, the LSA Equity
Growth Fund, and the LSA Mid Cap Value Fund were merged into the Van Kampen LIT
Aggressive Growth Portfolio (Class II), the Van Kampen UIF Equity Growth
Portfolio (Class I), and the Van Kampen UIF U.S. Mid Cap Value Portfolio (Class
I), respectively. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts that invest in those Portfolios.

(3) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(4) Effective October 31, 2003, the Van Kampen UIF Active International
Allocation Portfolio, Class II was liquidated. The corresponding Van Kampen UIF
Active International Allocation Variable Sub-Account was closed and any amounts invested in the Van Kampen UIF Active International Allocation Variable
Sub-Account were transferred to the Putnam VT Money Market Variable Sub-Account.





            THE PUTNAM ALLSTATE ADVISOR VARIABLE ANNUITIES CONTRACTS


Allstate Life Insurance Company    Statement of Additional Information dated May 1, 2004
3100 Sanders Road
Northbrook, Illinois 60062
1-800-390-1277


This Statement of Additional Information supplements the information in the prospectus for the following Contracts:

- Putnam Allstate Advisor
- Putnam Allstate Advisor Apex (formerly known as Putnam Allstate Advisor - A)
- Putnam Allstate Advisor Plus
- Putnam Allstate Advisor Preferred


The Contracts are no longer offered for new sales.

This Statement of Additional Information is not a prospectus. You should read it with the prospectus dated May 1, 2004 for each Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

For convenience, we use the terms "Contract" and "Contracts" to refer generally to all four Contracts, except as specifically noted. In addition, this Statement of Additional Information uses the same defined terms as the prospectus for each Contract that we offer, except as specifically noted.



                                TABLE OF CONTENTS

Additions, Deletions or Substitutions of Investments
The Contracts
Calculation of Accumulation Unit Values
Calculation of Variable Income Payments
General Matters
Experts
Financial Statements
Appendix A








ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Fund shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Fund with those of another Fund of the same or different underlying fund if the shares of the Fund are no longer available for investment, or if we believe investment in any Fund would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner's interest in a Variable Sub-Account until we have notified the Contract Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Fund of the same or different underlying fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant.

We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract, as we believe necessary or appropriate to reflect any substitution or change in the Funds. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACTS

The Contracts are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. Allstate Distributors, L.L.C. ("Allstate Distributors"), a wholly owned subsidiary of Allstate, serves as the principal underwriter for the Variable Account and distributes the Contracts. Commission income of Allstate Distributors for the fiscal year ended December 31, 2003 was $0. Commission income of Allstate Distributors for the fiscal year ending December 31, 2002 was $31,969,223.79. Commission income of Allstate Distributors for the fiscal year ending December 31, 2001 was $80,477,971.63. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.



CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Fund shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) is the sum of:

     (1) the net asset value per share of the Fund underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

     (2) the per share amount of any dividend or capital gain distributions made by the Fund underlying the Variable Sub-Account during the current Valuation Period;

(B) is the net asset value per share of the Fund underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

(C) is the mortality and expense risk charge corresponding to the portion of the current calendar year that is in the current Valuation Period.


CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Fund in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

- multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

- dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states or tax qualified plans that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant's death if there is a non-natural Contract Owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets.

We maintain records of all purchases and redemptions of the Fund shares held by each of the Variable Sub-Accounts.

The Funds do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Funds' prospectuses for a more complete description of the custodian of the Funds.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

EXPERTS
The consolidated financial statements of Allstate Life Insurance Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the methods of accounting for embedded derivatives in modified coinsurance agreements and variable interest entities in 2003), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements of the sub-accounts comprising Allstate Financial Advisors Separate Account I as of December 31, 2003 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Life Insurance Company Separate Account A as of December 31, 2003 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


FINANCIAL STATEMENTS

The following financial statements (and accompanying Independent Auditors' Reports) appear in the pages that follow:

o consolidated financial statements of Allstate Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and related financial statement schedules, and

o the financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2003 and for each of the periods in the two years then ended, and

o the financial statements of Allstate Life Insurance Company Separate Account A as of December 31, 2003 and for each of the periods in the two years then ended December 31, 2003.

The consolidated financial statements and schedules of Allstate Life included herein should be considered only as bearing upon the ability of Allstate Life to meet its obligations under the Contracts.

APPENDIX A-ACCUMULATION UNIT VALUES

The Accumulation Unit Values reflecting the highest and lowest combination of Contract charges for each Contract are contained in the prospectus. Attached as Appendix A to this Statement of Additional Information are tables showing the Accumulation Unit Values for all other classes of Accumulation Units available under the Contracts. Accumulation Unit Values and numbers of Accumulation Units outstanding are shown for each Variable Sub-Account since the Contracts were first offered. All of the Variable Sub-Accounts were first offered under the Contracts on April 30, 1999, except as follows: the Putnam VT American Government Income and Growth Opportunities Sub-Accounts were first offered as of February 4, 2000, the Putnam VT Technology Sub-Account was first offered as of July 17, 2000, the Putnam Capital Appreciation and Discovery Growth Sub-Accounts were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities, Equity Income and Mid Cap Sub-Accounts were first offered as of May 1, 2003.




PUTNAM ALLSTATE ADVISOR CONTRACTS:           ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION)
--------------------------------------------------------------------------------


For the Years Beginning
January 1* and Ending
December 31,
                                              ----------------------------------------------------
SUB-ACCOUNTS                                        1999       2000       2001       2002     2003
--------------------------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        N/A     10.000     11.100     11.661    12.517
 Accumulation Unit Value, End of Period              N/A     11.100     11.661     12.517    12.534
 Number of Units Outstanding, End of Period          N/A     67,086    545,358  1,246,559 1,021,120
--------------------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period       10.000     17.419      9.561      7.164      N/A
 Accumulation Unit Value, End of Period              17.419      9.561      7.164      5.991     N/A
 Number of Units Outstanding, End of Period          32,678    111,342     87,534          0     N/A
--------------------------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period            N/A     10.000      9.128      7.748    5.932
 Accumulation Unit Value, End of Period                  N/A      9.128      7.748      5.932    7.299
 Number of Units Outstanding, End of Period              N/A     25,640    147,254    291,171  322,029
--------------------------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A        N/A        N/A        N/A     10.000
 Accumulation Unit Value, End of Period                 N/A        N/A        N/A        N/A     12.919
 Number of Units Outstanding, End of Period             N/A        N/A        N/A        N/A     20,420
--------------------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     10.000      7.310      4.988    3.464
 Accumulation Unit Value, End of Period                 N/A      7.310      4.988      3.464    4.508
 Number of Units Outstanding, End of Period             N/A     43,110    241,675    705,789  762,703
--------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period       10.000      9.856      9.702      9.902   10.339
 Accumulation Unit Value, End of Period               9.856      9.702      9.902     10.339   12.239
 Number of Units Outstanding, End of Period        408,577    960,138  1,166,848  1,243,664 1,171,279
--------------------------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        N/A        N/A        N/A        N/A       10.000
 Accumulation Unit Value, End of Period               N/A        N/A        N/A        N/A      12.037
 Number of Units Outstanding, End of Period           N/A        N/A        N/A        N/A      96,591
--------------------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000      9.290     10.041      9.945      8.948
 Accumulation Unit Value, End of Period               9.290     10.041      9.945      8.948     10.326
 Number of Units Outstanding, End of Period         487,965  1,158,069  1,814,381  2,264,489   2,284,482
--------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     10.687     10.025      9.043      7.800
 Accumulation Unit Value, End of Period              10.687     10.025      9.043      7.800     9.374
 Number of Units Outstanding, End of Period           44,565    160,395    223,097    309,529    298,541
--------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     15.649     10.840      7.506      5.744
 Accumulation Unit Value, End of Period              15.649     10.840      7.506      5.744     7.319
 Number of Units Outstanding, End of Period        274,617  1,013,826  1,431,929  1,448,984   1,363,310
--------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000      9.162      9.751      8.999      7.188
 Accumulation Unit Value, End of Period               9.162      9.751      8.999      7.188      9.028
 Number of Units Outstanding, End of Period       3,225,308  7,073,174  9,530,034  9,845,294  9,388,575
--------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         N/A     10.000      7.424      4.970       3.455
 Accumulation Unit Value, End of Period               N/A      7.424      4.970      3.455       4.192
 Number of Units Outstanding, End of Period           N/A    431,626    855,862    932,040      45,531
--------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     10.586     14.509     11.479      9.015
 Accumulation Unit Value, End of Period              10.586     14.509     11.479      9.015     10.524
 Number of Units Outstanding, End of Period         293,891    960,998  1,399,881  1,384,015   1,243,471
--------------------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000      9.924      8.953      9.149      8.956
 Accumulation Unit Value, End of Period               9.924      8.953      9.149      8.956      11.174
 Number of Units Outstanding, End of Period          223,608    505,686    771,655    984,194    1,106,312
--------------------------------------------------------------------------------------------------
PUTNAM VT INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000      9.704     10.315     10.911     11.607
 Accumulation Unit Value, End of Period               9.704     10.315     10.911     11.607     11.951
 Number of Units Outstanding, End of Period         271,083    648,170  1,811,443  2,454,315     2,280,940
--------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     14.412     12.852     10.059      8.166
 Accumulation Unit Value, End of Period               14.412     12.852     10.059      8.166    10.349
 Number of Units Outstanding, End of Period           429,465  1,472,538  2,065,505  2,256,678   2,123,631
--------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     10.957     10.948      8.548     7.268
 Accumulation Unit Value, End of Period              10.957     10.948      8.548      7.268     9.878
 Number of Units Outstanding, End of Period          136,651    463,946    619,238    654,974    600,031
--------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     18.116     10.956      7.704     6.561
 Accumulation Unit Value, End of Period              18.116     10.956      7.704      6.561     8.617
 Number of Units Outstanding, End of Period          133,941    621,327    730,266    718,444    704,350
--------------------------------------------------------------------------------------------------
PUTNAM VT INVESTORS
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000     12.155      9.752      7.232    5.429
 Accumulation Unit Value, End of Period              12.155      9.752      7.232      5.429     6.805
 Number of Units Outstanding, End of Period           1,309,524  3,487,766  4,531,677  4,272,950 3,939,536
--------------------------------------------------------------------------------------------------




PUTNAM VT MID CAP VALUE
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        N/A        N/A        N/A        N/A        10.000
 Accumulation Unit Value, End of Period              N/A        N/A        N/A        N/A        12.788
 Number of Units Outstanding, End of Period          N/A        N/A        N/A        N/A        36,343
--------------------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     10.221     10.666     10.912     10.887
 Accumulation Unit Value, End of Period              10.221     10.666     10.912     10.887     10.789
 Number of Units Outstanding, End of Period           386,731    698,651  1,736,764  1,454,437   1,108,240
--------------------------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     15.676     11.407      7.857     5.383
 Accumulation Unit Value, End of Period               15.676     11.407      7.857      5.383    7.029
 Number of Units Outstanding, End of Period          730,176  2,476,574  3,071,223  2,913,131    2,697,958
--------------------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000      8.786     10.602     10.800     8.987
 Accumulation Unit Value, End of Period               8.786     10.602     10.800      8.987     11.739
 Number of Units Outstanding, End of                137,044    383,895  1,056,270  1,273,094   1,308,533
--------------------------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     19.817      9.556      5.116     3.419
 Accumulation Unit Value, End of Period              19.817      9.556      5.116      3.419     4.575
 Number of Units Outstanding, End of Period         181,669  1,187,439  1,609,323  1,578,374    1,541,075
--------------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     11.586     11.198      8.961     6.873
 Accumulation Unit Value, End of Period               11.586     11.198      8.961      6.873    8.494
 Number of Units Outstanding, End of Period          369,070  1,043,092  1,713,705  2,014,780    1,891,219
--------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     10.291     12.628     14.708     11.852
 Accumulation Unit Value, End of Period              10.291     12.628     14.708     11.852     17.488
 Number of Units Outstanding, End of Period          140,296    364,310    749,880  1,066,526    968,407
--------------------------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        N/A     10.000      5.945      3.565        N/A
 Accumulation Unit Value, End of Period              N/A      5.945      3.565      2.004        N/A
 Number of Units Outstanding, End of Period          N/A    188,496    558,138          0        N/A
--------------------------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000      9.976     11.560      8.854     6.627
 Accumulation Unit Value, End of Period               9.976     11.560      8.854      6.627     8.156
 Number of Units Outstanding, End of Period           153,652    410,920    724,095    660,850   625,397
--------------------------------------------------------------------------------------------------
PUTNAM VT VISTA
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     14.074     13.310      8.726     5.971
 Accumulation Unit Value, End of Period              14.074     13.310      8.726      5.971     7.840
 Number of Units Outstanding, End of Period          202,009    990,942  1,555,754  1,545,783    1,538,521
--------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
--------------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period        10.000     14.311     11.778      9.010     6.527
 Accumulation Unit Value, End of Period               14.311     11.778      9.010      6.527    8.038
 Number of Units Outstanding, End of Period          1,752,111  4,697,679  5,836,744  5,964,030  5,806,389
-------------------------------------------------------------------------------


* The Variable Sub-Accounts were first offered with the Enhanced Beneficiary
Protection Option under the Putnam Allstate Advisor Contracts as of April 30,
1999, except as follows: the Putnam VT American Government Income and Growth
Opportunities Sub-Accounts were first offered as of February 4, 2000, the Putnam
VT Technology Sub-Account was first offered as of July 17, 2000, the Putnam VT
Capital Appreciation and Discovery Growth Sub-Accounts were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities, Equity Income and Mid
Cap Value Sub-Accounts were first offered as of May 1, 2003. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.40%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.


PUTNAM ALLSTATE ADVISOR CONTRACTS:           ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION*
(WITH THE EARNINGS PROTECTION DEATH BENEFIT OPTION) (AGE 65 OR YOUNGER)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                     --------------------------
SUB-ACCOUNTS                                            2001     2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    6.410  6.877
 Accumulation Unit Value, End of Period                6.410    6.877  6.883
 Number of Units Outstanding, End of Period           71,467  292,460  259,580
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.541  N/A
 Accumulation Unit Value, End of Period                7.541    6.005  N/A
 Number of Units Outstanding, End of Period                0        0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.752  5.932
 Accumulation Unit Value, End of Period                7.752    5.932  7.296
 Number of Units Outstanding, End of Period           25,282   42,412  37,413
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.915
 Number of Units Outstanding, End of Period             N/A     N/A    980
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    4.991  3.464
 Accumulation Unit Value, End of Period                4.991    3.464  4.506
 Number of Units Outstanding, End of Period           14,873  110,635  97,067
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.928  10.362
 Accumulation Unit Value, End of Period                9.928   10.362  12.260
 Number of Units Outstanding, End of Period           17,897   37,038  58,057
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.033
 Number of Units Outstanding, End of Period             N/A     N/A    11,721
-------------------------------------------------------------------------------




PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.972  8.968
 Accumulation Unit Value, End of Period                9.972    8.968  10.344
 Number of Units Outstanding, End of Period           38,848  110,078  172,602
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.067  7.817
 Accumulation Unit Value, End of Period                9.067    7.817  9.390
 Number of Units Outstanding, End of Period           12,674   18,914  23,928
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.527  5.756
 Accumulation Unit Value, End of Period                7.527    5.756  7.331
 Number of Units Outstanding, End of Period           44,241   80,208  90,529
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.023  7.204
 Accumulation Unit Value, End of Period                9.023    7.204  9.044
 Number of Units Outstanding, End of Period          394,607  668,993  670,055
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    4.978  3.459
 Accumulation Unit Value, End of Period                4.978    3.459  4.195
 Number of Units Outstanding, End of Period           35,084   80,490  83,694
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   11.510  9.035
 Accumulation Unit Value, End of Period               11.510    9.035  10.542
 Number of Units Outstanding, End of Period           39,706   66,809  64,051
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.174  8.975
 Accumulation Unit Value, End of Period                9.174    8.975  11.193
 Number of Units Outstanding, End of Period           12,541   36,749  62,153
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.941  11.633
 Accumulation Unit Value, End of Period               10.941   11.633  11.971
 Number of Units Outstanding, End of Period          107,691  212,377  221,236
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.087  8.184
 Accumulation Unit Value, End of Period               10.087    8.184  10.366
 Number of Units Outstanding, End of Period           90,053  204,811  180.940
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.571  7.284
 Accumulation Unit Value, End of Period                8.571    7.284  9.895
 Number of Units Outstanding, End of Period           13,201   43,240  36,631
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.725  6.575
 Accumulation Unit Value, End of Period                7.725    6.575  8.632
 Number of Units Outstanding, End of Period           12,893   25,329  26,859
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.252  5.441
 Accumulation Unit Value, End of Period                7.252    5.441  6.817
 Number of Units Outstanding, End of Period          141,430  229,074  210,629
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.784
 Number of Units Outstanding, End of Period             N/A     N/A    3,317
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.941  10.911
 Accumulation Unit Value, End of Period               10.941   10.911  10.807
 Number of Units Outstanding, End of Period           88,672  146,090  37,399
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.878  5.395
 Accumulation Unit Value, End of Period                7.878    5.395  7.041
 Number of Units Outstanding, End of Period           88,262  174,917  178,066
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.829  9.007
 Accumulation Unit Value, End of Period               10.829    9.007  11.759
 Number of Units Outstanding, End of Period           60,068  126,282  125,055
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    5.130  3.427
  Accumulation Unit Value, End of Period               5.130    3.427  4.583
  Number of Units Outstanding, End of Period          54,129  102,887  92,689
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.895  6.889
 Accumulation Unit Value, End of Period                8.985    6.889  8.508
 Number of Units Outstanding, End of Period          102,915  188,234  184,497
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   14.748  11.878
 Accumulation Unit Value, End of Period               14.748   11.878  17.519
 Number of Units Outstanding, End of Period           38,536   90,963  94,706
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY(1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    3.568  N/A
 Accumulation Unit Value, End of Period                3.568    2.005  N/A
 Number of Units Outstanding, End of Period           27,167        0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.877  6.641
 Accumulation Unit Value, End of Period                8.877    6.641  8.170
 Number of Units Outstanding, End of Period           29,134   51,955  60,513
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.750  5.984
 Accumulation Unit Value, End of Period                8.750    5.984  7.853
 Number of Units Outstanding, End of Period           37,145   79,201  96,540
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.034  6.541
 Accumulation Unit Value, End of Period                9.034    6.541  8.052
 Number of Units Outstanding, End of Period          170,118  353,615  388,245
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on
May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid
Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.45%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.



PUTNAM ALLSTATE ADVISOR CONTRACTS:           ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION*
(WITH THE EARNINGS PROTECTION DEATH BENEFIT OPTION) (AGES 66-75)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                     --------------------------
SUB-ACCOUNTS                                            2001     2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    6.403  6.859
 Accumulation Unit Value, End of Period                6.403    6.859  6.855
 Number of Units Outstanding, End of Period           34,248   81,001  77,353
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.537  N/A
 Accumulation Unit Value, End of Period                7.537    5.991  N/A
 Number of Units Outstanding, End of Period                0        0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.744  5.917
 Accumulation Unit Value, End of Period                7.744    5.917  7.267
 Number of Units Outstanding, End of Period            4,196    6,780  7,814
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.902
 Number of Units Outstanding, End of Period             N/A     N/A    0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    4.986  3.455
 Accumulation Unit Value, End of Period                4.986    3.455  4.488
 Number of Units Outstanding, End of Period            4,419    6,217  5,391
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.918  10.336
 Accumulation Unit Value, End of Period                9.918   10.336  12.210
 Number of Units Outstanding, End of Period           16,310   33,444  33,715
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.020
 Number of Units Outstanding, End of Period             N/A     N/A    8.385
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.962   8.945
 Accumulation Unit Value, End of Period                9.962    8.945  10.302
 Number of Units Outstanding, End of Period           47,948   73,779  89,636
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.058  7.797
 Accumulation Unit Value, End of Period                9.058    7.797  9.352
 Number of Units Outstanding, End of Period            2,306    2,937  3,141
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.519   5.742
 Accumulation Unit Value, End of Period                7.519    5.742   7.301
 Number of Units Outstanding, End of Period           60,177   55,543  56,221
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.014    7.186
 Accumulation Unit Value, End of Period                9.014    7.186    9.007
 Number of Units Outstanding, End of Period          202,440  287,312  267,368
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    4.973   3.450
 Accumulation Unit Value, End of Period                4.973    3.450   4.178
 Number of Units Outstanding, End of Period           19,491   24,337  21,287
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   11.498   9.012
 Accumulation Unit Value, End of Period               11.498    9.012  10.499
 Number of Units Outstanding, End of Period            7,851   12,674  11,600
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.164   8.952
 Accumulation Unit Value, End of Period                9.164    8.952  11.147
 Number of Units Outstanding, End of Period            5,552   28,840  33,982
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.930   11.603
 Accumulation Unit Value, End of Period               10.930   11.603   11.923
 Number of Units Outstanding, End of Period           97,768  145,489  144,194
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.076   8.163
 Accumulation Unit Value, End of Period               10.076    8.163  10.324
 Number of Units Outstanding, End of Period           26,815   59,992  56,837
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.562  7.265
 Accumulation Unit Value, End of Period                8.562    7.265  9.855
 Number of Units Outstanding, End of Period            7,651   11,666  7,490
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.717  6.559
 Accumulation Unit Value, End of Period                7.717    6.559  8.597
 Number of Units Outstanding, End of Period            2,075    1,639  348
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.245   5.427
 Accumulation Unit Value, End of Period                7.245    5.427   6.789
 Number of Units Outstanding, End of Period           60,610   76,770  70,499
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A     10.000
 Accumulation Unit Value, End of Period                 N/A     N/A     12.771
 Number of Units Outstanding, End of Period             N/A     N/A     1,500
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.930  10.884
 Accumulation Unit Value, End of Period               10.930   10.884  10.763
 Number of Units Outstanding, End of Period           18,244   40,538  12,470
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.870   5.381
 Accumulation Unit Value, End of Period                7.870    5.381   7.012
 Number of Units Outstanding, End of Period           28,286   48,952  39,799
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.818   8.984
 Accumulation Unit Value, End of Period               10.818    8.984  11.711
 Number of Units Outstanding, End of Period           25,455   56,903  53,485
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    5.125   3.418
 Accumulation Unit Value, End of Period                5.125    3.418   4.564
 Number of Units Outstanding, End of Period           11,006   20,605  17,041
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.976   6.871
 Accumulation Unit Value, End of Period                8.976    6.871   8.473
 Number of Units Outstanding, End of Period           53,260   81,751  77,529
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   14.733  11.848
 Accumulation Unit Value, End of Period               14.733   11.848  17.447
 Number of Units Outstanding, End of Period            6,306   30,539  30,622
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    3.565  N/A
 Accumulation Unit Value, End of Period                3.565    2.001  N/A
 Number of Units Outstanding, End of Period            2,125        0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.868   6.624
 Accumulation Unit Value, End of Period                8.868    6.624   8.137
 Number of Units Outstanding, End of Period           21,900   23,352  14,453
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.741   5.969
 Accumulation Unit Value, End of Period                8.741    5.969   7.821
 Number of Units Outstanding, End of Period           22,664   27,946  22,759
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.025    6.524
 Accumulation Unit Value, End of Period                9.025    6.524    8.019
 Number of Units Outstanding, End of Period          162,355  170,627  161,054
-------------------------------------------------------------------------------


* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on
May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and Mid
Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60%.


(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.





PUTNAM ALLSTATE ADVISOR CONTRACTS:           ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION*
(WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS PROTECTION DEATH
BENEFIT OPTION)(AGE 65 OR YOUNGER)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                     --------------------------
SUB-ACCOUNTS                                            2001     2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    6.391  6.847
 Accumulation Unit Value, End of Period                6.391    6.847  6.842
 Number of Units Outstanding, End of Period           64,358  187,268  215,851
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.154  N/A
 Accumulation Unit Value, End of Period                7.154    5.974  N/A
 Number of Units Outstanding, End of Period                0        0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.737  5.912
 Accumulation Unit Value, End of Period                7.737    5.912  7.260
 Number of Units Outstanding, End of Period           16,115   39,251  42,080
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.902
 Number of Units Outstanding, End of Period             N/A     N/A    27
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    4.981  3.452
 Accumulation Unit Value, End of Period                4.981    3.452  4.484
 Number of Units Outstanding, End of Period           17,749  161,257  161,017
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.888  10.305
 Accumulation Unit Value, End of Period                9.888   10.305  12.173
 Number of Units Outstanding, End of Period           26,302   59,971  70,875
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A    10.000
 Accumulation Unit Value, End of Period                 N/A     N/A    12.020
 Number of Units Outstanding, End of Period             N/A     N/A    1,491
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.932  8.918
 Accumulation Unit Value, End of Period                9.932    8.918  10.271
 Number of Units Outstanding, End of Period           97,921  191,386  194,480
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.030  7.773
 Accumulation Unit Value, End of Period                9.030    7.773  9.324
 Number of Units Outstanding, End of Period            8,070   24,409  36,087
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.496  5.724
 Accumulation Unit Value, End of Period                7.496    5.724  7.280
 Number of Units Outstanding, End of Period           31,083   75,357  83,318
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.987  7.164
 Accumulation Unit Value, End of Period                8.987    7.164  8.979
 Number of Units Outstanding, End of Period          313,998  579,916  596,755
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    4.963  3.443
 Accumulation Unit Value, End of Period                4.963    3.443  4.170
 Number of Units Outstanding, End of Period           65,202  109,422  110,918
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   11.463  8.985
 Accumulation Unit Value, End of Period               11.463    8.985  10.467
 Number of Units Outstanding, End of Period          120,115  178.381  173,437
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    9.137  8.925
 Accumulation Unit Value, End of Period                9.137    8.925  11.114
 Number of Units Outstanding, End of Period           47,082   73,000  95,583
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.900  11.568
 Accumulation Unit Value, End of Period               10.900   11.568  11.886
 Number of Units Outstanding, End of Period           85,714  197,297  223,305
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.046  8.138
 Accumulation Unit Value, End of Period               10.046    8.138  10.293
 Number of Units Outstanding, End of Period          106,115  216,076  229,614
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.536  8.536
 Accumulation Unit Value, End of Period                8.536    7.243  9.825
 Number of Units Outstanding, End of Period           39,528   59,792  68,469
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.694  6.539
 Accumulation Unit Value, End of Period                7.694    6.539  8.571
 Number of Units Outstanding, End of Period           51,095   77,000  82,892
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.223  5.410
 Accumulation Unit Value, End of Period                7.223    5.410  6.769
 Number of Units Outstanding, End of Period          158,168  239,587  219,639
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period           N/A     N/A   10.000
 Accumulation Unit Value, End of Period                 N/A     N/A   12.771
 Number of Units Outstanding, End of Period             N/A     N/A   1,500
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.897  10.850
 Accumulation Unit Value, End of Period               10.897   10.850  10.731
 Number of Units Outstanding, End of Period           82,994  102,726  91,367
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    7.846  5.365
 Accumulation Unit Value, End of Period                7.846    5.365  6.991
 Number of Units Outstanding, End of Period           99,455  201,559  214,315
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   10.785  8.957
 Accumulation Unit Value, End of Period               10.785    8.957  11.676
 Number of Units Outstanding, End of Period           70,389  144,878  156,320
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.00    5.109  3.407
 Accumulation Unit Value, End of Period                5.109    3.407  4.550
 Number of Units Outstanding, End of Period           90,655  137,806  135,631
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.949  6.850
 Accumulation Unit Value, End of Period                8.949    6.850  8.448
 Number of Units Outstanding, End of Period           83,866  169,741  180,864
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000   14.688  11.812
 Accumulation Unit Value, End of Period               14.688   11.812  17.394
 Number of Units Outstanding, End of Period           53,335   92,560  95,099
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    3.560  N/A
 Accumulation Unit Value, End of Period                3.560    1.998  N/A
 Number of Units Outstanding, End of Period          131,244        0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.841  6.604
 Accumulation Unit Value, End of Period                8.841    6.604  8.112
 Number of Units Outstanding, End of Period           22,215   36,905  37,816
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.714  5.951
 Accumulation Unit Value, End of Period                8.714    5.951  7.798
 Number of Units Outstanding, End of Period           48,447   88,637  111,650
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         10.000    8.998  6.505
 Accumulation Unit Value, End of Period                8.998    6.505  7.995
 Number of Units Outstanding, End of Period          217,704  356,940  378,439
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Enhanced
Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Contracts on May 1, 2001, except the Putnam VT
Capital Opportunities, Equity Income and Mid Cap Value Variable Sub-Accounts which were first offered under the Contracts as of May 1, 2003. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.60%.


(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR APEX CONTRACTS:           ACCUMULATION UNIT VALUE AND
NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE
CONTRACTS WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION)
--------------------------------------------------------------------------------


For the Years Beginning January 1*
and Ending December 31,

SUB-ACCOUNTS                                      1999    2000     2001     2002     2003
-----------------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A  10.000   11.146   11.763   12.684
 Accumulation Unit Value, End of Period            N/A  11.146   11.763   12.684   12.759
 Number of Units Outstanding, End of Period        N/A     579   13,411   18,945   18,598
-----------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  13.361    7.366    5.811   N/A
 Accumulation Unit Value, End of Period         13.361   7.366    5.811    5.991   N/A
 Number of Units Outstanding, End of Period          0       0        0        0   N/A
-----------------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A  10.000    9.138    7.792   5.993
 Accumulation Unit Value, End of Period            N/A   9.138    7.792    5.993   7.408
 Number of Units Outstanding, End of Period        N/A       0    3,114    4,813   4,938
-----------------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A     N/A      N/A      N/A   10.000
 Accumulation Unit Value, End of Period            N/A     N/A      N/A      N/A   12.959
 Number of Units Outstanding, End of Period        N/A     N/A      N/A      N/A   0
-----------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A  10.000    7.318    5.017   3.499
 Accumulation Unit Value, End of Period            N/A   7.318    5.017    3.499   4.575
 Number of Units Outstanding, End of Period        N/A     709    3,163      508   507
-----------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.189   10.076   10.330  10.836
 Accumulation Unit Value, End of Period         10.189  10.076   10.330   10.836  12.885
 Number of Units Outstanding, End of Period          0   5,264   21,703   27,204  23,430
-----------------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A     N/A      N/A      N/A  10.000
 Accumulation Unit Value, End of Period            N/A     N/A      N/A      N/A  12.073
 Number of Units Outstanding, End of Period        N/A     N/A      N/A      N/A  4,601
-----------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000   9.775   10.614   10.561  9.545
 Accumulation Unit Value, End of Period          9.775  10.614   10.561    9.545  11.066
 Number of Units Outstanding, End of Period          0  11,472   86,652  188,191  184,572
-----------------------------------------------------------------------------------------




PUTNAM VT GLOBAL ASSET ALLOCATION
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.647   10.034    9.092  7.878
 Accumulation Unit Value, End of Period         10.647  10.034    9.092    7.878  9.512
 Number of Units Outstanding, End of Period          0       0    3,048    4,720  2,460
-----------------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  13.560    9.436    6.564  5.045
 Accumulation Unit Value, End of Period         13.560   9.436    6.564    5.045  6.458
 Number of Units Outstanding, End of Period          0   7,254   36,945   71,292  61,768
-----------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000   9.683   10.352    9.957  7.701
 Accumulation Unit Value, End of Period          9.683  10.352    9.597    7.701  9.717
 Number of Units Outstanding, End of Period      1,229  50,442  183,669  345,345  345,943
-----------------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A  10.000    7.454    5.014  5.014
 Accumulation Unit Value, End of Period            N/A   7.454    5.014    3.501  4.268
 Number of Units Outstanding, End of Period        N/A  19,588   22,943   20,684  14,647
-----------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.626   14.629   11.627  9.174
 Accumulation Unit Value, End of Period         10.626  14.629   11.627    9.174  10.758
 Number of Units Outstanding, End of Period          0   7,429   18,577   29,851  22,591
-----------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.377    9.404    9.654  6.493
 Accumulation Unit Value, End of Period         10.377   9.404    9.654    9.493  11.890
 Number of Units Outstanding, End of Period          0   1,228   21,686   36.478  29,910
-----------------------------------------------------------------------------------------
PUTNAM VT INCOME
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000   9.944   10.617   11.283  12.057
 Accumulation Unit Value, End of Period          9.944  10.617   11.283   12.057  12.471
 Number of Units Outstanding, End of Period          0   1,393   53,860  114,347  95,366
-----------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-----------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  12.856   11.516    9.055  7.384
 Accumulation Unit Value, End of Period         12.856  11.516    9.055    7.384  9.400
 Number of Units Outstanding, End of Period          0  10,054   25,423   32,227  24,327
------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.574   10.613    8.325  7.110
 Accumulation Unit Value, End of Period         10.574  10.613    8.325    7.110  9.708
 Number of Units Outstanding, End of Period          0  10,758   35,726   38,911  35,997
------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  14.526    8.825    6.234  5.333
 Accumulation Unit Value, End of Period         14.526   8.825    6.234    5.333  7.037
 Number of Units Outstanding, End of Period          0   5,809    6,207    3,323  6.775
------------------------------------------------------------------------------------------
PUTNAM VT INVESTORS
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  11.610    9.357    6.971  5.257
 Accumulation Unit Value, End of Period         11.610   9.357    6.971    5.257  6.620
 Number of Units Outstanding, End of Period          0  28,180   59,138   74,513  64,148
------------------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A     N/A      N/A      N/A  10.000
 Accumulation Unit Value, End of Period            N/A     N/A      N/A      N/A  12.827
 Number of Units Outstanding, End of Period        N/A     N/A      N/A      N/A  1,396
------------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.072   10.558   10.851  10.876
 Accumulation Unit Value, End of Period         10.072  10.558   10.851   10.876  10.827
 Number of Units Outstanding, End of Period          0       0  101,637   31,132  5,480
------------------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  13.464    9.842    6.810  4.687
 Accumulation Unit Value, End of Period         13.464   9.842    6.810    4.687  6.148
 Number of Units Outstanding, End of Period          0  25,186   48,802   53,638  37,734
------------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000   9.705   11.764   12.038  10.063
 Accumulation Unit Value, End of Period          9.705  11.764   12.038   10.063  13.205
 Number of Units Outstanding, End of Period          0   4,069   31,544   56,660  48,289
------------------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  15.152    7.340    3.948  2.650
 Accumulation Unit Value, End of Period         15.152   7.340    3.948    2.650  3.563
 Number of Units Outstanding, End of Period          0   8,181   15,470   13,595  17,418
------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  11.059   10.737    8.631  6.651
 Accumulation Unit Value, End of Period         11.059  10.737    8.631    6.651  8.256
 Number of Units Outstanding, End of Period        808   6,531   48,605   53,631  46,777
------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  10.772   13.279   15.537   12.577
 Accumulation Unit Value, End of Period         10.772  13.279   15.537   12.577   18.643
 Number of Units Outstanding, End of Period          0       0    9,527   22,679   15,055
------------------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      N/A  10.000    5.957    3.589  N/A
 Accumulation Unit Value, End of Period            N/A   5.957    3.589    2.025  N/A
 Number of Units Outstanding, End of Period        N/A     269    2,199        0  N/A
------------------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000   9.604   11.179    8.601  6.467
 Accumulation Unit Value, End of Period          9.604  11.179    8.601    6.467  7.996
 Number of Units Outstanding, End of Period          0   2,297    9,571   18,604  20,275
------------------------------------------------------------------------------------------
PUTNAM VT VISTA
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  13.008   12.359    8.140  5.595
 Accumulation Unit Value, End of Period         13.008  12.359    8.140    5.595  7.380
 Number of Units Outstanding, End of Period          0   9,999   25,062   31,771  28,092
------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
------------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period   10.000  12.947   10.703    8.225  5.986
 Accumulation Unit Value, End of Period         12.947  10.703    8.225    5.986  7.406
 Number of Units Outstanding, End of Period        694  32,507  110,345  200,401  183,600
------------------------------------------------------------------------------------------


* The PUTNAM ALLSTATE ADVISOR APEX CONTRACTS were first offered as of October
25, 1999. The Variable Sub-Accounts were first offered with the Enhanced
Beneficiary Protection Option under the PUTNAM ALLSTATE ADVISOR APEX CONTRACTS on October 25, 1999, except as follows: the Putnam VT American Government Income and Growth Opportunities Sub-Accounts were first offered as of February 4, 2000, the Putnam VT Technology Sub-Account was first offered as of July 17, 2000, the Putnam VT Capital Appreciation and Discovery
Growth Sub-Accounts were first offered as of October 2, 2000, and the Putnam VT
Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 0.95%.


(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.




PUTNAM ALLSTATE ADVISOR APEX CONTRACTS:  ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGE 65 OR
YOUNGER)
--------------------------------------------------------------------------------


  For the Years Beginning January 1 * and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.781  12.697
 Accumulation Unit Value, End of Period                11.781  12.697  12.766
 Number of Units Outstanding, End of Period                74   6,904  69
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.823  N/A
 Accumulation Unit Value, End of Period                 5.823   4.661  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.796  5.993
 Accumulation Unit Value, End of Period                 7.796   5.993  7.404
 Number of Units Outstanding, End of Period             6,217   8,901  7,763
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.954
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.019  3.499
 Accumulation Unit Value, End of Period                 5.019   3.499  4.573
 Number of Units Outstanding, End of Period             6,572   7,563  4.974
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.350  10.851
 Accumulation Unit Value, End of Period                10.350  10.851  12.897
 Number of Units Outstanding, End of Period             1,068   2,817  2,168
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.069
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.581  9.559
 Accumulation Unit Value, End of Period                10.581   9.559  11.076
 Number of Units Outstanding, End of Period             7,667  13,864  13,686
-------------------------------------------------------------------------------




PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.238  7.889
 Accumulation Unit Value, End of Period                 9.238   7.889  9.521
 Number of Units Outstanding, End of Period                 0     563  669
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.576  5.053
 Accumulation Unit Value, End of Period                 6.576   5.053  6.464
 Number of Units Outstanding, End of Period             1,363   2,927  1,672
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.616  7.712
 Accumulation Unit Value, End of Period                 9.616   7.712  9.726
 Number of Units Outstanding, End of Period            13,785  24,295  21,232
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.021  3.505
 Accumulation Unit Value, End of Period                 5.021   3.505  4.270
 Number of Units Outstanding, End of Period             4,719   5,685  4,563
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.650  9.187
 Accumulation Unit Value, End of Period                11.650   9.187  10.768
 Number of Units Outstanding, End of Period             3,413   4,163  3,452
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.673  9.507
 Accumulation Unit Value, End of Period                 9.673   9.507  11.910
 Number of Units Outstanding, End of Period               552   2,378  9,503
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.305  12.075
 Accumulation Unit Value, End of Period                11.305  12.075  12.483
 Number of Units Outstanding, End of Period             3,377   3,775  4,351
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.072  7.395
 Accumulation Unit Value, End of Period                 9.072   7.395  9.409
 Number of Units Outstanding, End of Period             3,577   5,231  6,503
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.341  7.120
 Accumulation Unit Value, End of Period                 8.341   7.120  9.717
 Number of Units Outstanding, End of Period             5,549   7,493  5,932
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.246  5.341
 Accumulation Unit Value, End of Period                 6.246   5.341  7.043
 Number of Units Outstanding, End of Period               534     576  564
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.985  5.264
 Accumulation Unit Value, End of Period                 6.985   5.264  6.626
 Number of Units Outstanding, End of Period            14,798  19,510  19,201
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.823
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.823  10.892
 Accumulation Unit Value, End of Period                10.823  10.892  10.837
 Number of Units Outstanding, End of Period                 0      44  50
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.823  4.694
 Accumulation Unit Value, End of Period                 6.823   4.694  6.454
 Number of Units Outstanding, End of Period             2,199   3,143  3,494
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.062  10.078
 Accumulation Unit Value, End of Period                12.062  10.078  13.217
 Number of Units Outstanding, End of Period             4,030   8,830  6,331
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.955  2.654
 Accumulation Unit Value, End of Period                 3.955   2.654  3.566
 Number of Units Outstanding, End of Period               839   1,854  2,451
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.648  6.660
 Accumulation Unit Value, End of Period                 8.648   6.660  8.264
 Number of Units Outstanding, End of Period             8,649  13,409  11,712
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  15.567  12.595
 Accumulation Unit Value, End of Period                15.567  12.595  18.660
 Number of Units Outstanding, End of Period             1,435   2,948  2,187
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.749  N/A
 Accumulation Unit Value, End of Period                 3.749   2.026  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.618  6.476
 Accumulation Unit Value, End of Period                 8.618   6.476  8.003
 Number of Units Outstanding, End of Period               279     100  100
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.155  5.603
 Accumulation Unit Value, End of Period                 8.155   5.603  7.387
 Number of Units Outstanding, End of Period             7,188   9,267  8,116
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.241  5.994
 Accumulation Unit Value, End of Period                 8.241   5.994  7.412
 Number of Units Outstanding, End of Period            10,400  20,637  16,376
-------------------------------------------------------------------------------



* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Apex Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and
Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.00%.


(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.




PUTNAM ALLSTATE ADVISOR APEX CONTRACTS:  ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


  For the Years Beginning January 1 * and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM ALLSTATE ADVISOR APEX CONTRACTS:  ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES 66-75)
--------------------------------------------------------------------------------


  For the Years Beginning January 1 * and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.654  12.665
 Accumulation Unit Value, End of Period                11.654  12.665  12.714
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.141  N/A
 Accumulation Unit Value, End of Period                 8.141   4.651  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.141  5.978
 Accumulation Unit Value, End of Period                 8.141   5.978  7.274
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.941
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.197  3.491
 Accumulation Unit Value, End of Period                 5.197   3.491  4.555
 Number of Units Outstanding, End of Period                 0     673  673
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.417  10.824
 Accumulation Unit Value, End of Period                10.417  10.824  12.845
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.057
 Number of Units Outstanding, End of Period               N/A     N/A  3,639
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.570   9.535
 Accumulation Unit Value, End of Period                10.570   9.535  11.031
 Number of Units Outstanding, End of Period             4,131   8,477  8,447
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.233  7.869
 Accumulation Unit Value, End of Period                 9.233   7.869  9.482
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.775  5.040
 Accumulation Unit Value, End of Period                 6.775   5.040  6.438
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.606  7.693
 Accumulation Unit Value, End of Period                 9.606   7.693  9.686
 Number of Units Outstanding, End of Period             3,069   5,999  5,999
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.237  3.496
 Accumulation Unit Value, End of Period                 5.237   3.496  4.253
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.637   9.164
 Accumulation Unit Value, End of Period                11.638   9.164  10.724
 Number of Units Outstanding, End of Period             1,085   1,970  1,966
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.663   9.483
 Accumulation Unit Value, End of Period                 9.663   9.483  11.862
 Number of Units Outstanding, End of Period               196       0  0
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.294  12.044
 Accumulation Unit Value, End of Period                11.294  12.044  12.432
 Number of Units Outstanding, End of Period               478   1,000  4,254
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.063  7.376
 Accumulation Unit Value, End of Period                 9.063   7.376  9.371
 Number of Units Outstanding, End of Period             1,231   2,516  2,507
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.857  7.102
 Accumulation Unit Value, End of Period                 8.857   7.102  9.678
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.446  5.327
 Accumulation Unit Value, End of Period                 6.446   5.327  7.015
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.978  5.251
 Accumulation Unit Value, End of Period                 6.978   5.251  6.599
 Number of Units Outstanding, End of Period             3,956   1,674  1,674
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.810
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.817  10.864
 Accumulation Unit Value, End of Period                10.817  10.864  10.793
 Number of Units Outstanding, End of Period                 0   3,609  0
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.817  4.682
 Accumulation Unit Value, End of Period                 6.817   4.682  6.129
 Number of Units Outstanding, End of Period             1,071   1,725  1,725
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.050  10.052
 Accumulation Unit Value, End of Period                12.050  10.052  13.164
 Number of Units Outstanding, End of Period               327       0  0
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.087  2.647
 Accumulation Unit Value, End of Period                 4.087   2.647  3,552
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.639  6.644
 Accumulation Unit Value, End of Period                 8.639   6.644  8.230
 Number of Units Outstanding, End of Period             2,611   5,399  0
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  15.511  12.563
 Accumulation Unit Value, End of Period                15.511  12.563  18.585
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.326  N/A
 Accumulation Unit Value, End of Period                 9.326   2.021  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.326  6.460
 Accumulation Unit Value, End of Period                 9.326   6.460  7.971
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.147  5.589
 Accumulation Unit Value, End of Period                 8.147   5.589  7.357
 Number of Units Outstanding, End of Period               726   1,485  1,480
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.233  5.979
 Accumulation Unit Value, End of Period                 8.233   5.979  7.383
 Number of Units Outstanding, End of Period             1,068     895  895
-------------------------------------------------------------------------------



* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Apex Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and
Mid Cap Value Variable Sub-Accounts, which were first offered under the Contract as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.15%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.


PUTNAM ALLSTATE ADVISOR APEX CONTRACTS:  ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH ENHANCED BENEFICIARY PROTECTION OPTION AND EARNINGS
PROTECTION DEATH BENEFIT OPTION)(AGE 65 OR YOUNGER)
--------------------------------------------------------------------------------


  For the Years Beginning January 1 * and Ending December 31,
-------------------------------------------------------------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.747  12.641
 Accumulation Unit Value, End of Period                11.747  12.641  12.690
 Number of Units Outstanding, End of Period             1,463   1,255  1,226
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.807  N/A
 Accumulation Unit Value, End of Period                 5.807   4.640  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.781  5.973
 Accumulation Unit Value, End of Period                 7.781   5.973  7.368
 Number of Units Outstanding, End of Period             5,224   8,331  8,030
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.941
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.010  3.487
 Accumulation Unit Value, End of Period                 5.010   3.487  4.550
 Number of Units Outstanding, End of Period             1,629   1,282  1,282
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.316  10.799
 Accumulation Unit Value, End of Period                10.316  10.799  12.816
 Number of Units Outstanding, End of Period             1,995   2,499  2,008
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.057
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.546  9.513
 Accumulation Unit Value, End of Period                10.546   9.513  11.006
 Number of Units Outstanding, End of Period            11,116  29,194  24,324
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.080  7.851
 Accumulation Unit Value, End of Period                 9.080   7.851  9.461
 Number of Units Outstanding, End of Period               291   2,249  2,241
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.555  5.028
 Accumulation Unit Value, End of Period                 6.555   5.028  6.423
 Number of Units Outstanding, End of Period             4,426  10,166  8,039
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.584  7.675
 Accumulation Unit Value, End of Period                 9.584   7.675  9.664
 Number of Units Outstanding, End of Period            29,178  75,815  76,230
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.007  3.490
 Accumulation Unit Value, End of Period                 5.007   3.490  4.245
 Number of Units Outstanding, End of Period             4,583   9,822  8,703
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.612  9.143
 Accumulation Unit Value, End of Period                11.612   9.143  10.700
 Number of Units Outstanding, End of Period             5,891   6,075  6,348
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.641  9.461
 Accumulation Unit Value, End of Period                 9.641   9.461  11.835
 Number of Units Outstanding, End of Period             3,053   4,040  3,622
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.628  12.017
 Accumulation Unit Value, End of Period                11.268  12.017  12.404
 Number of Units Outstanding, End of Period             8,485  16,387  16,506
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.043  7.359
 Accumulation Unit Value, End of Period                 9.043   7.359  9.350
 Number of Units Outstanding, End of Period             5,174  12,209  14,252
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.313  7.086
 Accumulation Unit Value, End of Period                 8.313   7.086  9.656
 Number of Units Outstanding, End of Period             2,190   3,639  2,541
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.226  5.315
 Accumulation Unit Value, End of Period                 6.226   5.315  6.999
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.962  5.239
 Accumulation Unit Value, End of Period                 6.962   5.239  6.584
 Number of Units Outstanding, End of Period            12,416  20,180  20,070
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.810
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.836  10.839
 Accumulation Unit Value, End of Period                10.836  10.839  10.769
 Number of Units Outstanding, End of Period             3,415       0  0
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.801  4.671
 Accumulation Unit Value, End of Period                 6.801   4.671  6.115
 Number of Units Outstanding, End of Period             5,013   6,705  6,609
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.022  10.030
 Accumulation Unit Value, End of Period                12.022  10.030  13.134
 Number of Units Outstanding, End of Period             1,894  10,217  10,011
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.942  2.641
 Accumulation Unit Value, End of Period                 3.942   2.641  3.543
 Number of Units Outstanding, End of Period             1,353   1,386  1,386
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.620  6.629
 Accumulation Unit Value, End of Period                 8.620   6.629  8.212
 Number of Units Outstanding, End of Period            11,738  15,743  12,712
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  15.516  12.535
 Accumulation Unit Value, End of Period                15.516  12.535  18.542
 Number of Units Outstanding, End of Period               826   3,294  3,418
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.584  N/A
 Accumulation Unit Value, End of Period                 3.584   2.019  N/A
 Number of Units Outstanding, End of Period             7,344       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.589  6.445
 Accumulation Unit Value, End of Period                 8.589   6.445  7.953
 Number of Units Outstanding, End of Period                52   1,817  1,765
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.128  5.576
 Accumulation Unit Value, End of Period                 8.128   5.576  7.340
 Number of Units Outstanding, End of Period             5,597   6,025  5,809
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.214  5.965
 Accumulation Unit Value, End of Period                 8.214   5.965  7.366
 Number of Units Outstanding, End of Period            12,882  28,644  30,828
-------------------------------------------------------------------------------


* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Enhanced
Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Apex Contracts on May 1, 2001, except the Putnam VT
Capital Opportunities, Equity Income and Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.15%.


(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS:   ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and
Ending December 31,
                                                ---------------------------------------
SUB-ACCOUNTS                                       2000       2001       2002     2003
---------------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
--------------------------------- ------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     10.879     11.388   12.181
 Accumulation Unit Value, End of Period          10.879     11.388     12.181   12.153
 Number of Units Outstanding, End of Period      44,412    225,113    325,939   292,065
---------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      6.138      4.583   N/A
 Accumulation Unit Value, End of Period           6.138      4.583      3.822   N/A
 Number of Units Outstanding, End of Period      19,316      9,707          0   N/A
---------------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      9.120      7.714   5.885
 Accumulation Unit Value, End of Period           9.120      7.714      5.885   7.215
 Number of Units Outstanding, End of Period       4,557     81,612    137,331   123,942
---------------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period       N/A        N/A        N/A   10.000
 Accumulation Unit Value, End of Period             N/A        N/A        N/A   12.889
 Number of Units Outstanding, End of Period         N/A        N/A        N/A   986
---------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      7.303      4.966   3.436
 Accumulation Unit Value, End of Period           7.303      4.966      3.436   4.456
 Number of Units Outstanding, End of Period      12,841     91,743    275,545   193,696
---------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      9.755      9.920   10.322
 Accumulation Unit Value, End of Period           9.755      9.920     10.322   12.175
 Number of Units Outstanding, End of Period     163,480    242,549    273,776   288,657
---------------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period       N/A        N/A        N/A   10.000
 Accumulation Unit Value, End of Period             N/A        N/A        N/A   12.008
 Number of Units Outstanding, End of Period         N/A        N/A        N/A   29,726
---------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     11.490     11.339   10.166
 Accumulation Unit Value, End of Period          11.490     11.339     10.166   11.690
 Number of Units Outstanding, End of Period     119,674    229,479    377,145   373,651
 --------------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      9.683      8.703   7.480
 Accumulation Unit Value, End of Period           9.683      8.703      7.480   8.958
 Number of Units Outstanding, End of Period      43,039     50,979     37,630   48,221
---------------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      7.088      4.891   3.729
 Accumulation Unit Value, End of Period           7.088      4.891      3.729   4.735
 Number of Units Outstanding, End of Period     343,449    437,463    440,224   400,357
---------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     11.791     10.843   8.630
 Accumulation Unit Value, End of Period          11.791     10.843      8.630   10.801
 Number of Units Outstanding, End of Period     654,995  1,157,258  1,250,015   1,201,441
---------------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      7.494      4.999   3.463
 Accumulation Unit Value, End of Period           7.494      4.999      3.463   4.187
 Number of Units Outstanding, End of Period     293,865    336,207    312,069   267,854
---------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     12.009      9.467   7.409
 Accumulation Unit Value, End of Period          12.009      9.467      7.409   8.618
 Number of Units Outstanding, End of Period     240,881    361,347    366,791   375,307
---------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      8.932      9.095   8.871
 Accumulation Unit Value, End of Period           8.932      9.095      8.871   11.030
 Number of Units Outstanding, End of Period     110,568    179,340    333,854   406,366
---------------------------------------------------------------------------------------
PUTNAM VT INCOME
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     10.518     11.087   11.752
 Accumulation Unit Value, End of Period          10.518     11.087     11.752   12.569
 Number of Units Outstanding, End of Period     109,658    386,126    549,809   531,203
---------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      8.775      6.843   5.535
 Accumulation Unit Value, End of Period           8.775      6.843      5.535   6.990
 Number of Units Outstanding, End of Period     412,201    665,466    709,304   617,289
---------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     10.427      8.112   6.873
 Accumulation Unit Value, End of Period          10.427      8.112      6.873   9.308
 Number of Units Outstanding, End of Period      91,507    105,905    140,517   148,747
---------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      5.647      3.956   3.357
 Accumulation Unit Value, End of Period           5.647      3.956      3.357   4.394
 Number of Units Outstanding, End of Period     259,885    258,369    239,300   223,013
---------------------------------------------------------------------------------------
PUTNAM VT INVESTORS
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      8.582      6.342   4.743
 Accumulation Unit Value, End of Period           8.582      6.342      4.743   5.925
 Number of Units Outstanding, End of Period     460,944    746,196    824,942   711,242
---------------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period       N/A        N/A        N/A   10.000
 Accumulation Unit Value, End of Period             N/A        N/A        N/A   12.758
 Number of Units Outstanding, End of Period         N/A        N/A        N/A   3,530
---------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     10.349     10.550   10.489
 Accumulation Unit Value, End of Period          10.349     10.550     10.489   10.358
 Number of Units Outstanding, End of Period     179,528    394,068    359,953   161,452
---------------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      6.794      4.663   3.183
 Accumulation Unit Value, End of Period           6.794      4.663      3.183   4.142
 Number of Units Outstanding, End of Period     813,816  1,116,816    955,865   955,260
---------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     13.351     13.551   11.237
 Accumulation Unit Value, End of Period          13.351     13.551     11.237   14.626
 Number of Units Outstanding, End of Period      29,058    181,578    267,754   283,188
---------------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      4.093      2.183   1.454
 Accumulation Unit Value, End of Period           4.093      2.183      1.454   1.939
 Number of Units Outstanding, End of Period     589,079    671,618    633,841   707,399
---------------------------------------------------------------------------------------
PUTNAM VT RESEARCH
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     10.309      8.220   6.283
 Accumulation Unit Value, End of Period          10.309      8.220      6.283   7.736
 Number of Units Outstanding, End of Period     173,676    402,869    462,739   435,686
---------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     11.980     13.908   11.164
 Accumulation Unit Value, End of Period          11.980     13.903     11.164   16.414
 Number of Units Outstanding, End of Period      61,255    214,825    264,219   271,921
---------------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      5.935      3.547   N/A
 Accumulation Unit Value, End of Period           5.935      3.547      1.988   N/A
 Number of Units Outstanding, End of Period     125,965    293,387          0   N/A
---------------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000     11.885      9.070   6.764
 Accumulation Unit Value, End of Period          11.885      9.070      6.764   8.296
 Number of Units Outstanding, End of Period     111,535    139,142    123,185   101,150
---------------------------------------------------------------------------------------
PUTNAM VT VISTA
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      8.487      5.544   3.780
 Accumulation Unit Value, End of Period           8.487      5.544      3.780   4.946
 Number of Units Outstanding, End of Period     270,086    453,601    473,879   476,786
---------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period    10.000      8.010      6.105   4.407
 Accumulation Unit Value, End of Period           8.010      6.105      4.407   5.408
 Number of Units Outstanding, End of Period     986,776  1,331,067  1,368,174   1,535,250
---------------------------------------------------------------------------------------

* The PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS were first offered on February 4,
2000. The Variable Sub-Accounts were first offered with the Enhanced Beneficiary
Protection Option under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS on February
4, 2000, except the Putnam VT Technology Sub-Account which was first offered as of July 17, 2000, the Putnam VT Capital Appreciation and Voyager II Sub-Accounts which were first offered as of October 2, 2000, and the Putnam VT Capital
Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS:   ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGE 65
OR YOUNGER)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.405  12.192
 Accumulation Unit Value, End of Period                11.405  12.192  12.159
 Number of Units Outstanding, End of Period            26,013  30,818  36,851
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.824  N/A
 Accumulation Unit Value, End of Period                 4.824   3.826  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.718  5.885
 Accumulation Unit Value, End of Period                 7.718   5.885  7.212
 Number of Units Outstanding, End of Period             7,251   6,970  2,569
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.884
 Number of Units Outstanding, End of Period               N/A     N/A  2,075
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.969  3.436
 Accumulation Unit Value, End of Period                 4.969   3.436  4.454
 Number of Units Outstanding, End of Period            15,721  18,166  10,935
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.935  10.332
 Accumulation Unit Value, End of Period                 9.935  10.332  12.181
 Number of Units Outstanding, End of Period               789  13,822  21,229
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.004
 Number of Units Outstanding, End of Period               N/A     N/A  727
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.356  10.176
 Accumulation Unit Value, End of Period                11.356  10.176  11.695
 Number of Units Outstanding, End of Period             5,560  27,112  29,144
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.864  7.487
 Accumulation Unit Value, End of Period                 8.864   7.487  8.962
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.898  3.732
 Accumulation Unit Value, End of Period                 4.898   3.732  4.737
 Number of Units Outstanding, End of Period            10,897  13,511  13,691
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.859  8.639
 Accumulation Unit Value, End of Period                10.859   8.639  10.806
 Number of Units Outstanding, End of Period            37,096  53,020  64,557
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.007  3.466
 Accumulation Unit Value, End of Period                 5.007   3.466  4.189
 Number of Units Outstanding, End of Period             5,081   7,909  8,177
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.481  7.416
 Accumulation Unit Value, End of Period                 9.481   7.416  8.622
 Number of Units Outstanding, End of Period            10,537  15,195  13,182
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.109  8.880
 Accumulation Unit Value, End of Period                 9.109   8.880  11.035
 Number of Units Outstanding, End of Period            15,815  22,821  23,514
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.103  11.763
 Accumulation Unit Value, End of Period                11.103  11.763  12.062
 Number of Units Outstanding, End of Period            12,932  28,805  21,508
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.853  5.541
 Accumulation Unit Value, End of Period                 6.853   5.541  6.993
 Number of Units Outstanding, End of Period            31,753  40,029  37,136
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.124  6.879
 Accumulation Unit Value, End of Period                 8.124   6.879  9.312
 Number of Units Outstanding, End of Period             3,166   3,485  9,427
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.962  3.360
 Accumulation Unit Value, End of Period                 3.962   3.360  4.396
 Number of Units Outstanding, End of Period             4,300   3,435  2,707
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.351  4.748
 Accumulation Unit Value, End of Period                 6.351   4.748  5.928
 Number of Units Outstanding, End of Period            20,235  42,146  41,889
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.753
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.566  10.499
 Accumulation Unit Value, End of Period                10.566  10.499  10.362
 Number of Units Outstanding, End of Period            11,668  18,786  9,975
-------------------------------------------------------------------------------




PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.670  3.186
 Accumulation Unit Value, End of Period                 4.670   3.186  4.144
 Number of Units Outstanding, End of Period            34,996  48,563  44,765
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.571  11.247
 Accumulation Unit Value, End of Period                13.571  11.247  14.632
 Number of Units Outstanding, End of Period            17,422  21,489  22,190
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   2.186  1.455
 Accumulation Unit Value, End of Period                 2.186   1.455  1.939
 Number of Units Outstanding, End of Period             3,899  75,747  73,235
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.232  6.289
 Accumulation Unit Value, End of Period                 8.232   6.289  7.740
 Number of Units Outstanding, End of Period            25,659  29,847  26,677
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.923  11.174
 Accumulation Unit Value, End of Period                13.923  11.174  16.421
 Number of Units Outstanding, End of Period            12,150  27,802  25,605
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.550  N/A
 Accumulation Unit Value, End of Period                 3.550   1.989  N/A
 Number of Units Outstanding, End of Period               219       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.083  6.771
 Accumulation Unit Value, End of Period                 9.083   6.771  8.300
 Number of Units Outstanding, End of Period             1,452   1,591  1,685
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.552  3.784
 Accumulation Unit Value, End of Period                 5.552   3.784  4.948
 Number of Units Outstanding, End of Period            27,027  32,676  21,772
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.114  4.411
 Accumulation Unit Value, End of Period                 6.114   4.411  5.411
 Number of Units Outstanding, End of Period            19,683  58,311  114,107
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Plus Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and
Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS:   ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES
66-75)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.393  12.161
 Accumulation Unit Value, End of Period                11.393  12.161  12.110
 Number of Units Outstanding, End of Period             4,696  17,794  17,531
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.822  N/A
 Accumulation Unit Value, End of Period                 4.822   3.818  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.710  5.870
 Accumulation Unit Value, End of Period                 7.710   5.870  7.182
 Number of Units Outstanding, End of Period             1,520   1,514  1,507
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.871
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.964  3.427
 Accumulation Unit Value, End of Period                 4.964   3.427  4.436
 Number of Units Outstanding, End of Period             2,071   7,841  7,809
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.925  10.306
 Accumulation Unit Value, End of Period                 9.925  10.306  12.131
 Number of Units Outstanding, End of Period             6,937  11,140  10,904
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  11.992
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.344  10.150
 Accumulation Unit Value, End of Period                11.344  10.150  11.648
 Number of Units Outstanding, End of Period            17,781  22,657  22,855
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.707  7.468
 Accumulation Unit Value, End of Period                 8.707   7.468  8.926
 Number of Units Outstanding, End of Period             1,419   1,413  1,406
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.893  3.723
 Accumulation Unit Value, End of Period                 4.893   3.723  4.717
 Number of Units Outstanding, End of Period             3,442   4,646  4,862
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.848   8.617
 Accumulation Unit Value, End of Period                10.848   8.617  10.762
 Number of Units Outstanding, End of Period            18,441  26,688  30,372
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.001  3.458
 Accumulation Unit Value, End of Period                 5.001   3.458  4.172
 Number of Units Outstanding, End of Period             9,303   7,996  7,956
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.472  7.397
 Accumulation Unit Value, End of Period                 9.472   7.397  8.587
 Number of Units Outstanding, End of Period             5,974   6,262  6,245
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.186   8.857
 Accumulation Unit Value, End of Period                 9.186   8.857  10.990
 Number of Units Outstanding, End of Period                 0     656  739
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.092  11.733
 Accumulation Unit Value, End of Period                11.092  11.733  12.013
 Number of Units Outstanding, End of Period             7,348  15,797  15,720
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.846  5.527
 Accumulation Unit Value, End of Period                 6.846   5.527  6.965
 Number of Units Outstanding, End of Period             6,137   9,542  9,263
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.651  6.862
 Accumulation Unit Value, End of Period                 8.651   6.862  9.275
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.100  3.352
 Accumulation Unit Value, End of Period                 4.100   3.352  4.378
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.345  4.736
 Accumulation Unit Value, End of Period                 6.345   4.736  5.904
 Number of Units Outstanding, End of Period            25,754  16,560  16,386
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.741
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.543  10.473
 Accumulation Unit Value, End of Period                10.543  10.473  10.320
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.665  3.178
 Accumulation Unit Value, End of Period                 4.665   3.178  4.127
 Number of Units Outstanding, End of Period            11,564  13,156  12,331
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.557  11.219
 Accumulation Unit Value, End of Period                13.557  11.219  14.573
 Number of Units Outstanding, End of Period            12,146  10,967  10,707
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   2.184  1.451
 Accumulation Unit Value, End of Period                 2.184   1.451  1.932
 Number of Units Outstanding, End of Period            17,382  16,884  16,863
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.224  6.273
 Accumulation Unit Value, End of Period                 8.224   6.273  7.708
 Number of Units Outstanding, End of Period             6,551  12,159  11,744
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.909  11.146
 Accumulation Unit Value, End of Period                13.909  11.146  16.355
 Number of Units Outstanding, End of Period             2,909   7,191  7,912
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.714  N/A
 Accumulation Unit Value, End of Period                 3.714   1.985  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.074  6.754
 Accumulation Unit Value, End of Period                 9.074   6.754  8.266
 Number of Units Outstanding, End of Period             6,461   6,746  6,740
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.546  3.774
 Accumulation Unit Value, End of Period                 5.546   3.774  4.928
 Number of Units Outstanding, End of Period             6,359   5,145  4,857
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.108  4.400
 Accumulation Unit Value, End of Period                 6.108   4.400  5.389
 Number of Units Outstanding, End of Period            13,462  16,420  20,022
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Plus Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity Income and
Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003.The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.






PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS:   ACCUMULATION UNIT VALUE AND NUMBER OF
ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND
EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGE 65 OR YOUNGER)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                      -------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.372  12.139
 Accumulation Unit Value, End of Period                11.372  12.139  12.088
 Number of Units Outstanding, End of Period            11,607  29,625  18,587
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.813  N/A
 Accumulation Unit Value, End of Period                 4.813   3.811  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.703  5.865
 Accumulation Unit Value, End of Period                 7.703   5.865  7.176
 Number of Units Outstanding, End of Period            27,701  22,735  22,471
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.871
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.155  3.424
 Accumulation Unit Value, End of Period                 5.155   3.424  4.432
 Number of Units Outstanding, End of Period                 0  10,114  11,261
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.907  10.287
 Accumulation Unit Value, End of Period                 9.907  10.287  12.109
 Number of Units Outstanding, End of Period             5,476  10.672  10,060
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  11.992
 Number of Units Outstanding, End of Period               N/A     N/A  454
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.323  10.132
 Accumulation Unit Value, End of Period                11.323  10.132  11.627
 Number of Units Outstanding, End of Period            34,076  23,297  25,721
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.691  7.455
 Accumulation Unit Value, End of Period                 8.691   7.455  8.910
 Number of Units Outstanding, End of Period               574     817  1,366
-------------------------------------------------------------------------------




PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.884  3.716
 Accumulation Unit Value, End of Period                 4.884   3.716  4.709
 Number of Units Outstanding, End of Period            23,440  30,520  32,387
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.828  8.601
 Accumulation Unit Value, End of Period                10.828   8.601  10.743
 Number of Units Outstanding, End of Period            77,033  91,704  86,267
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.992  3.451
 Accumulation Unit Value, End of Period                 4.992   3.451  4.164
 Number of Units Outstanding, End of Period            23,212  25,811  24,883
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.454  7.384
 Accumulation Unit Value, End of Period                 9.454   7.384  8.572
 Number of Units Outstanding, End of Period            31,409  29,312  28,446
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.083  8.841
 Accumulation Unit Value, End of Period                 9.083   8.841  10.970
 Number of Units Outstanding, End of Period             3,526  10,383  12,332
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.072  11.712
 Accumulation Unit Value, End of Period                11.072  11.712  11.992
 Number of Units Outstanding, End of Period            30,539  38,894  35,571
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.834  5.517
 Accumulation Unit Value, End of Period                 6.834   5.517  6.952
 Number of Units Outstanding, End of Period            35,821  62,304  54,739
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.101  6.849
 Accumulation Unit Value, End of Period                 8.101   6.849  9.258
 Number of Units Outstanding, End of Period             5,125   6,642  8,832
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.951  3.346
 Accumulation Unit Value, End of Period                 3.951   3.346  4.370
 Number of Units Outstanding, End of Period             9,417  19,288  21,418
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.333  4.727
 Accumulation Unit Value, End of Period                 6.333   4.727  5.893
 Number of Units Outstanding, End of Period            33,986  20,471  15,449
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.741
 Number of Units Outstanding, End of Period               N/A     N/A  271
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.536  10.454
 Accumulation Unit Value, End of Period                10.536  10.454  10.301
 Number of Units Outstanding, End of Period            11,133  21,809  17,754
-------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.656  3.172
 Accumulation Unit Value, End of Period                 4.656   3.172  4.119
 Number of Units Outstanding, End of Period            66,807  62,435  67,581
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.533  11.198
 Accumulation Unit Value, End of Period                13.533  11.198  14.546
 Number of Units Outstanding, End of Period            32,556  40,327  39,945
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   2.180  1.449
 Accumulation Unit Value, End of Period                 2.180   1.449  1.928
 Number of Units Outstanding, End of Period            59,395  95,789  78,574
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.209  6.262
 Accumulation Unit Value, End of Period                 8.209   6.262  7.694
 Number of Units Outstanding, End of Period            18,133  26,459  25,550
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.884  11.126
 Accumulation Unit Value, End of Period                13.884  11.126  16.325
 Number of Units Outstanding, End of Period            46,067  52,552  49,574
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.542  N/A
 Accumulation Unit Value, End of Period                 3.542   1.982  N/A
 Number of Units Outstanding, End of Period             9,667       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.057  6.741
 Accumulation Unit Value, End of Period                 9.057   6.741  8.251
 Number of Units Outstanding, End of Period               848   4,169  4,245
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.536  3.767
 Accumulation Unit Value, End of Period                 5.536   3.767  4.919
 Number of Units Outstanding, End of Period           101,657  89,328  95,139
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.097  4.392
 Accumulation Unit Value, End of Period                 6.097   4.392  5.379
 Number of Units Outstanding, End of Period            53,847  96,293  88,245
-------------------------------------------------------------------------------


* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Enhanced
Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Plus Contracts on May 1, 2001, except the Putnam VT
Capital Opportunities, Equity Income and Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.95%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and
Ending December 31,
                                                 -----------------------------------
SUB-ACCOUNTS                                        2000     2001     2002     2003
------------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   10.741   11.237     12.013
 Accumulation Unit Value, End of Period            10.741   11.237   12.013     11.980
 Number of Units Outstanding, End of Period             0   41,540   77,146     56,002
------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    6.855    5.377     N/A
 Accumulation Unit Value, End of Period             6.855    5.377    4.264     N/A
 Number of Units Outstanding, End of Period             0        0        0     N/A
------------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.119    7.709     5.878
 Accumulation Unit Value, End of Period             9.119    7.709    5.878     7.203
 Number of Units Outstanding, End of Period             0   22,254   72,164     74,374
------------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         N/A      N/A      N/A     10.000
 Accumulation Unit Value, End of Period               N/A      N/A      N/A     4.104
 Number of Units Outstanding, End of Period           N/A      N/A      N/A     209,837
------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    7.302    4.963     3.432
 Accumulation Unit Value, End of Period             7.302    4.963    3.432     4.449
 Number of Units Outstanding, End of Period             0    3,765   24,777     22,488
------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.912   10.074     10.477
 Accumulation Unit Value, End of Period             9.912   10.074   10.477     12.351
 Number of Units Outstanding, End of Period         5,450   28,421   42,108     40,849
------------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         N/A      N/A      N/A     10.000
 Accumulation Unit Value, End of Period               N/A      N/A      N/A     12.004
 Number of Units Outstanding, End of Period           N/A      N/A      N/A     223
------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   10.873   10.725     9.611
 Accumulation Unit Value, End of Period            10.873   10.725    9.611     11.046
 Number of Units Outstanding, End of Period           461   17,197   47,268     53,713
------------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.699    8.713     7.484
 Accumulation Unit Value, End of Period             9.699    8.713    7.484     8.959
 Number of Units Outstanding, End of Period         2,983    8,340   24,192     19,413
------------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    7.461    5.145     3.921
 Accumulation Unit Value, End of Period             7.461    5.145    3.921     4.976
 Number of Units Outstanding, End of Period         5,344   26,885   17,230     19,624
------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   10.834    9.958     7.922
 Accumulation Unit Value, End of Period            10.834    9.958    7.922     9.909
 Number of Units Outstanding, End of Period        29,010  135,441  272,704     242,304
------------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    7.357    4.905     3.396
 Accumulation Unit Value, End of Period             7.357    4.905    3.396     4.104
 Number of Units Outstanding, End of Period        66,432  147,862  199,911     209,837
------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   12.207    9.618     7.524
 Accumulation Unit Value, End of Period            12.207    9.618    7.524     8.747
 Number of Units Outstanding, End of Period         1,459    9,401   13,106     16,227
------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.145    9.307     9.073
 Accumulation Unit Value, End of Period             9.145    9.307    9.073     11.275
 Number of Units Outstanding, End of Period         2,519   14,259   28,759     39,363
------------------------------------------------------------------------------------
PUTNAM VT INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   10.604   11.172     11.836
 Accumulation Unit Value, End of Period            10.604   11.172   11.836     12.137
 Number of Units Outstanding, End of Period           129   15,056   83,118     74,879
------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.154    7.135     5.769
 Accumulation Unit Value, End of Period             9.154    7.135    5.769     7.281
 Number of Units Outstanding, End of Period        30,807   86,352  195,339     158,436
------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.977    7.758     6.569
 Accumulation Unit Value, End of Period             9.977    7.758    6.569     8.893
 Number of Units Outstanding, End of Period         1,633   31,635   49,812     47,622
------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    6.623    4.638     3.934
 Accumulation Unit Value, End of Period             6.623    4.638    3.934     5.146
 Number of Units Outstanding, End of Period        14,011   21,788   33,399     27,083
------------------------------------------------------------------------------------
PUTNAM VT INVESTORS
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    8.347    6.165     4.609
 Accumulation Unit Value, End of Period             8.347    6.165    4.609     5.754
 Number of Units Outstanding, End of Period        63,192  103,926   87,628     91,950
------------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period         N/A      N/A      N/A     10.000
 Accumulation Unit Value, End of Period               N/A      N/A      N/A     12.753
 Number of Units Outstanding, End of Period           N/A      N/A      N/A     211
------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   10.281   10.476     10.410
 Accumulation Unit Value, End of Period            10.281   10.476   10.410     5.754
 Number of Units Outstanding, End of Period             0   11,827   27,176     91,950
------------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    7.145    4.901     3.344
 Accumulation Unit Value, End of Period             7.145    4.901    3.344     4.350
 Number of Units Outstanding, End of Period        27,467  129,106  206,902     196,015
------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   11.974   12.148     10.067
 Accumulation Unit Value, End of Period            11.974   12.148   10.067     13.097
 Number of Units Outstanding, End of Period        10,866   68,963  140,505     142,195
------------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    6.118    3.262     2.171
 Accumulation Unit Value, End of Period             6.118    3.262    2.171     2.893
 Number of Units Outstanding, End of Period        16,542  27,.341   37,142     25,842
------------------------------------------------------------------------------------
PUTNAM VT RESEARCH
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    9.571    7.628     5.827
 Accumulation Unit Value, End of Period             9.571    7.628    5.827     7.171
 Number of Units Outstanding, End of Period        15,213   62,169  111,007     106,068
------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   11.532   13.377     10.736
 Accumulation Unit Value, End of Period            11.532   13.377   10.736     15.777
 Number of Units Outstanding, End of Period        10,172   36,049   70,905     62,922
------------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    5.934    3.544     N/A
 Accumulation Unit Value, End of Period             5.934    3.544    1.986     N/A
 Number of Units Outstanding, End of Period        13,152   19,251        0     N/A
------------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000   11.197    8.540     6.366
 Accumulation Unit Value, End of Period            11.197    8.540    6.366     7.804
 Number of Units Outstanding, End of Period         2,551   17,321   18,888     16,554
------------------------------------------------------------------------------------
PUTNAM VT VISTA
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    8.452    5.518     3.761
 Accumulation Unit Value, End of Period             8.452    5.518    3.761     4.918
 Number of Units Outstanding, End of Period        38,002  118,606  167,461     243,080
------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period      10.000    8.211    6.256     4.513
 Accumulation Unit Value, End of Period             8.211    6.256    4.513     5.534
 Number of Units Outstanding, End of Period       163,084  282,238  408,355     363,739
-------------------------------------------------------------------------------


* The PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS were first offered on April
28, 2000. The Variable Sub-Accounts were first offered with the Enhanced
Beneficiary Protection Option under the PUTNAM ALLSTATE ADVISOR PREFERRED
CONTRACTS on April 28, 2000, except the Putnam VT Technology Sub-Account which was first offered on July 17, 2000, the Putnam VT Capital Appreciation and
Voyager II Sub-Accounts which were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Sub-Accounts, which were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGE 65
OR YOUNGER)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.250  12.021
 Accumulation Unit Value, End of Period                11.250  12.021  11.982
 Number of Units Outstanding, End of Period               801   1,162  1,049
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.384  N/A
 Accumulation Unit Value, End of Period                 5.384   4.268  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.713  5.878
 Accumulation Unit Value, End of Period                 7.713   5.878  7.200
 Number of Units Outstanding, End of Period             4,084   4,069  4,051
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.880
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.159  3.432
 Accumulation Unit Value, End of Period                 5.159   3.432  4.447
 Number of Units Outstanding, End of Period                 0   3,195  2,778
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.086  10.484
 Accumulation Unit Value, End of Period                10.086  10.484  12.354
 Number of Units Outstanding, End of Period             5,676   4,652  3,893
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  11.976
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.738  9.617
 Accumulation Unit Value, End of Period                10.738   9.617  11.048
 Number of Units Outstanding, End of Period               436   1,439  1,038
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.723  7.490
 Accumulation Unit Value, End of Period                 8.723   7.490  8.960
 Number of Units Outstanding, End of Period             1,562   1,556  1,549
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.151  3.924
 Accumulation Unit Value, End of Period                 5.151   3.924  4.977
 Number of Units Outstanding, End of Period               610   2,322  1,055
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.970  7.927
 Accumulation Unit Value, End of Period                 9.970   7.927  9.911
 Number of Units Outstanding, End of Period             6,041  14,261  13,133
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.140  3.399
 Accumulation Unit Value, End of Period                 5.140   3.399  4.105
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.630  7.529
 Accumulation Unit Value, End of Period                 9.630   7.529  8.748
 Number of Units Outstanding, End of Period             4,727   2,379  2,377
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.318  9.080
 Accumulation Unit Value, End of Period                 9.318   9.080  11.277
 Number of Units Outstanding, End of Period             1,025  18,435  3,279
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.185  11.844
 Accumulation Unit Value, End of Period                11.185  11.844  12.139
 Number of Units Outstanding, End of Period               809   9,411  8,569
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.144  5.773
 Accumulation Unit Value, End of Period                 7.144   5.773  7.282
 Number of Units Outstanding, End of Period             2,541  14,364  14,000
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.277  6.574
 Accumulation Unit Value, End of Period                 8.277   6.574  8.894
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.644  3.936
 Accumulation Unit Value, End of Period                 4.644   3.936  5.147
 Number of Units Outstanding, End of Period               661   2,134  1,972
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.172  4.612
 Accumulation Unit Value, End of Period                 6.172   4.612  5.755
 Number of Units Outstanding, End of Period             2,612  10,714  10,600
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.736
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.472  10.417
 Accumulation Unit Value, End of Period                10.472  10.417  10.276
 Number of Units Outstanding, End of Period                 0  11,326  5,828
-------------------------------------------------------------------------------




PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.907  3.346
 Accumulation Unit Value, End of Period                 4.907   3.346  4.350
 Number of Units Outstanding, End of Period             4,200  15,119  15,166
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.162  10.074
 Accumulation Unit Value, End of Period                12.162  10.074  13.099
 Number of Units Outstanding, End of Period               312   4,006  3,970
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.266  2.173
 Accumulation Unit Value, End of Period                 3.266   2.173  2.894
 Number of Units Outstanding, End of Period             1,478   6,113  6,077
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.637  5.831
 Accumulation Unit Value, End of Period                 7.637   5.831  7.172
 Number of Units Outstanding, End of Period             8,988  17,581  17,461
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.393  10.743
 Accumulation Unit Value, End of Period                13.393  10.743  15.780
 Number of Units Outstanding, End of Period             1,722   2,842  2,873
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.547  N/A
 Accumulation Unit Value, End of Period                 3.547   1.987  N/A
 Number of Units Outstanding, End of Period             1,794       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.550  6.371
 Accumulation Unit Value, End of Period                 8.550   6.371  7.805
 Number of Units Outstanding, End of Period               552       0  0
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.525  3.763
 Accumulation Unit Value, End of Period                 5.525   3.763  4.919
 Number of Units Outstanding, End of Period             3,046  13,645  13,530
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.263  4.516
 Accumulation Unit Value, End of Period                 6.263   4.516  5.537
 Number of Units Outstanding, End of Period             2,798  10,785  10,310
-------------------------------------------------------------------------------

* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Preferred
Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity
Income and Mid Cap Value Variable Sub-Accounts, which were first offered under the Contracts as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.85%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGES
66-75)
--------------------------------------------------------------------------------


 For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.163  11.991
 Accumulation Unit Value, End of Period                11.163  11.991  11.994
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.116  N/A
 Accumulation Unit Value, End of Period                 5.116   4.258  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.705  5.863
 Accumulation Unit Value, End of Period                 7.705   5.863  7.171
 Number of Units Outstanding, End of Period             7,227   7,227  7,227
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.867
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.157  3.423
 Accumulation Unit Value, End of Period                 5.157   3.423  4.423
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.076  10.458
 Accumulation Unit Value, End of Period                10.076  10.458  12.303
 Number of Units Outstanding, End of Period               703     703  703
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  11.988
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.727  9.593
 Accumulation Unit Value, End of Period                10.727   9.593  11.003
 Number of Units Outstanding, End of Period             1,273   4,898  4,898
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.868  7.470
 Accumulation Unit Value, End of Period                 8.868   7.470  8.924
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.146  3.914
 Accumulation Unit Value, End of Period                 5.146   3.914  4.957
 Number of Units Outstanding, End of Period               310     310  310
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.960  7.907
 Accumulation Unit Value, End of Period                 9.960   7.907  9.871
 Number of Units Outstanding, End of Period            10,987  15,117  14,154
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.906  3.390
 Accumulation Unit Value, End of Period                 4.906   3.390  4.088
 Number of Units Outstanding, End of Period               794     791  0
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.620  7.509
 Accumulation Unit Value, End of Period                 9.620   7.509  8.713
 Number of Units Outstanding, End of Period               871     871  871
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.309  9.057
 Accumulation Unit Value, End of Period                 9.309   9.057  11.231
 Number of Units Outstanding, End of Period            22,140       0  0
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.174  11.814
 Accumulation Unit Value, End of Period                11.174  11.814  12.090
 Number of Units Outstanding, End of Period               647   3,889  3,889
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.137  5.758
 Accumulation Unit Value, End of Period                 7.137   5.758  7.253
 Number of Units Outstanding, End of Period             1,062   1,058  0
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.273  6.557
 Accumulation Unit Value, End of Period                 8.273   6.557  8.858
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.806    3.962
 Accumulation Unit Value, End of Period                 4.806   3.926
 Number of Units Outstanding, End of Period                 0       0
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.166  4.600
 Accumulation Unit Value, End of Period                 6.166   4.600  5.731
 Number of Units Outstanding, End of Period               934     930  0
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.749
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.478  10.390
 Accumulation Unit Value, End of Period                10.478  10.390  10.234
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------




PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.902  3.338
 Accumulation Unit Value, End of Period                 4.902   3.338  4.332
 Number of Units Outstanding, End of Period             1,348   1,348  1,348
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.374  10.049
 Accumulation Unit Value, End of Period                12.374  10.049  13.046
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.263  2.167
 Accumulation Unit Value, End of Period                 3.263   2.167  2.882
 Number of Units Outstanding, End of Period             1,215   1,210  0
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.629  5.816
 Accumulation Unit Value, End of Period                 7.629   5.816  7.142
 Number of Units Outstanding, End of Period             5,566  11,170  11,170
------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.379  10.716
 Accumulation Unit Value, End of Period                13.379  10.716  15.716
 Number of Units Outstanding, End of Period               300     299  0
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.712  N/A
 Accumulation Unit Value, End of Period                 3.712   1.983  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.282  6.354
 Accumulation Unit Value, End of Period                 9.282   6.354  7.773
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.652  3.754
 Accumulation Unit Value, End of Period                 5.652   3.754  4.899
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.257  4.505
 Accumulation Unit Value, End of Period                 6.257   4.505  5.514
 Number of Units Outstanding, End of Period               869     866  252
-------------------------------------------------------------------------------



* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Earnings
Protection Death Benefit Option under the Putnam Allstate Advisor Preferred
Contracts on May 1, 2001, except the Putnam VT Capital Opportunities, Equity
Income and Mid Cap Value Variable Sub-Accounts, which were first offered under the Contract as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.







PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER
OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS
WERE FIRST OFFERED* (WITH THE ENHANCED BENEFICIARY PROTECTION OPTION AND
EARNINGS PROTECTION DEATH BENEFIT OPTION)(AGE 65 OR YOUNGER)
--------------------------------------------------------------------------------


For the Years Beginning January 1* and Ending
December 31,
                                                       ------------------------
SUB-ACCOUNTS                                             2001    2002     2003
-------------------------------------------------------------------------------
PUTNAM VT AMERICAN GOVERNMENT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.222  11.972
 Accumulation Unit Value, End of Period                11.222  11.972  11.915
 Number of Units Outstanding, End of Period               290   4,222  3,555
-------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.373  N/A
 Accumulation Unit Value, End of Period                 5.373   4.252  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL APPRECIATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.698  5.858
 Accumulation Unit Value, End of Period                 7.698   5.858  7.164
 Number of Units Outstanding, End of Period             5,943  12,843  10,211
-------------------------------------------------------------------------------
PUTNAM VT CAPITAL OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.867
 Number of Units Outstanding, End of Period               N/A     N/A  0
-------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.152  3.420
 Accumulation Unit Value, End of Period                 5.152   3.420  4.425
 Number of Units Outstanding, End of Period                 0     917  2,539
-------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.167  10.442
 Accumulation Unit Value, End of Period                10.167  10.442  12.285
 Number of Units Outstanding, End of Period                 0   2,590  3,518
-------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  11.988
 Number of Units Outstanding, End of Period               N/A     N/A  158
-------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.898  9.578
 Accumulation Unit Value, End of Period                10.898   9.578  10.986
 Number of Units Outstanding, End of Period                 0     616  6,729
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   8.855  7.459
 Accumulation Unit Value, End of Period                 8.855   7.459  8.910
 Number of Units Outstanding, End of Period                 0       0  0
-------------------------------------------------------------------------------
PUTNAM VT GLOBAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.138  3.908
 Accumulation Unit Value, End of Period                 5.138   3.908  4.949
 Number of Units Outstanding, End of Period             1,849   3,034  0
-------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.944  7.895
 Accumulation Unit Value, End of Period                 9.944   7.895  9.856
 Number of Units Outstanding, End of Period            12,271  26,218  28,749
-------------------------------------------------------------------------------
PUTNAM VT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.899  3.385
 Accumulation Unit Value, End of Period                 4.899   3.385  4.082
 Number of Units Outstanding, End of Period             8,845  25,801  25,515
-------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.605  7.498
 Accumulation Unit Value, End of Period                 9.605   7.498  8.699
 Number of Units Outstanding, End of Period             2,342   4,044  4,081
-------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.384  9.043
 Accumulation Unit Value, End of Period                 9.384   9.043  11.214
 Number of Units Outstanding, End of Period                 0   1,916  3,832
-------------------------------------------------------------------------------
PUTNAM VT INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  11.157  11.796
 Accumulation Unit Value, End of Period                11.157  11.796  12.071
 Number of Units Outstanding, End of Period               705  13,756  8,432
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.126  5.749
 Accumulation Unit Value, End of Period                 7.126   5.749  7.242
 Number of Units Outstanding, End of Period             1,901   9,700  6,669
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.747  6.547
 Accumulation Unit Value, End of Period                 7.747   6.547  8.845
 Number of Units Outstanding, End of Period             6,950  15,337  13,201
-------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.632  3.920
 Accumulation Unit Value, End of Period                 4.632   3.920  5.118
 Number of Units Outstanding, End of Period             2,118   2,110  3,285
-------------------------------------------------------------------------------
PUTNAM VT INVESTORS
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.156  4.593
 Accumulation Unit Value, End of Period                 6.156   4.593  5.723
 Number of Units Outstanding, End of Period             3,764   9,731  8,817
-------------------------------------------------------------------------------
PUTNAM VT MID CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period             N/A     N/A  10.000
 Accumulation Unit Value, End of Period                   N/A     N/A  12.736
 Number of Units Outstanding, End of Period               N/A     N/A  149
-------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  10.462  10.374
 Accumulation Unit Value, End of Period                10.462  10.374  10.218
 Number of Units Outstanding, End of Period             7,649  14,531  2,055
-------------------------------------------------------------------------------




PUTNAM VT NEW OPPORTUNITIES
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   4.894  3.333
 Accumulation Unit Value, End of Period                 4.894   3.333  4.326
 Number of Units Outstanding, End of Period            14,139  25,870  33,868
-------------------------------------------------------------------------------
PUTNAM VT NEW VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  12.131  10.033
 Accumulation Unit Value, End of Period                12.131  10.033  13.026
 Number of Units Outstanding, End of Period             1,243  10,945  7,923
-------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   1.380  2.164
 Accumulation Unit Value, End of Period                 3.380   2.164  2.878
 Number of Units Outstanding, End of Period                 0       0  8,308
-------------------------------------------------------------------------------
PUTNAM VT RESEARCH
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   7.617  5.807
 Accumulation Unit Value, End of Period                 7.617   5.807  7.132
 Number of Units Outstanding, End of Period             3,004   8,467  6,818
-------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000  13.359  10.669
 Accumulation Unit Value, End of Period                13.359  10.669  15.691
 Number of Units Outstanding, End of Period             4,493   5,513  5,635
-------------------------------------------------------------------------------
PUTNAM VT TECHNOLOGY (1)
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   3.707  N/A
 Accumulation Unit Value, End of Period                 3.707   1.980  N/A
 Number of Units Outstanding, End of Period                 0       0  N/A
-------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND INCOME
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   9.268  6.345
 Accumulation Unit Value, End of Period                 9.268   6.345  7.761
 Number of Units Outstanding, End of Period                 0   4,977  2,314
-------------------------------------------------------------------------------
PUTNAM VT VISTA
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   5.511  3.748
 Accumulation Unit Value, End of Period                 5.511   3.748  4.891
 Number of Units Outstanding, End of Period             9,148  13,266  18,843
-------------------------------------------------------------------------------
PUTNAM VT VOYAGER
-------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period          10.000   6.247  4.498
 Accumulation Unit Value, End of Period                 6.247   4.498  5.506
 Number of Units Outstanding, End of Period            15,997  36,593  39,205
-------------------------------------------------------------------------------


* The Earnings Protection Death Benefit Option was first offered as of May 1,
2001. All of the Variable Sub-Accounts were first offered with the Enhanced
Beneficiary Protection Option and Earnings Protection Death Benefit Option under the Putnam Allstate Advisor Preferred Contracts on May 1, 2001, except for
Putnam VT Capital Opportunities, Equity Income and Mid Cap Value Variable
Sub-Accounts, which were first offered under the Contracts as of May 1, 2003.
The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00%.

(1) Effective October 11, 2002, the Putnam VT Asia Pacific Growth Fund and
Putnam VT Technology Fund merged into the Putnam VT International Fund and the
Putnam VT Voyager II Fund, respectively. On May 1, 2003, these Funds subsequently changed their names to the Putnam VT International Equity Fund and the Putnam VT Discovery Growth Fund. Accordingly, for administrative convenience, we have combined the corresponding Variable Sub-Accounts and have made corresponding changes to the names of the Variable Sub-Accounts that invest in these funds.

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF ALLSTATE LIFE INSURANCE COMPANY:

     We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2003 and 2002, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2003. Our audits also included Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts. These consolidated financial statements and consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 2 to the consolidated financial statements, in 2003, the Company changed its method of accounting for embedded derivatives in modified coinsurance agreements and variable interest entities.


/s/ Deloitte & Touche LLP

Chicago, Illinois
February 4, 2004

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
(IN MILLIONS)                                                          2003          2002          2001
                                                                    ----------    ----------    ----------
REVENUES
Premiums (net of reinsurance ceded of $418, $393 and $323)          $      959    $    1,023    $    1,046
Contract charges                                                           872           853           821
Net investment income                                                    3,082         2,978         2,833
Realized capital gains and losses                                          (84)         (422)         (207)
                                                                    ----------    ----------    ----------

                                                                         4,829         4,432         4,493

COSTS AND EXPENSES
Contract benefits (net of reinsurance recoverable of $336,
  $387 and $277)                                                         1,595         1,543         1,485
Interest credited to contractholder funds                                1,764         1,691         1,670
Amortization of deferred policy acquisition costs                          479           418           365
Operating costs and expenses                                               493           475           416
                                                                    ----------    ----------    ----------
                                                                         4,331         4,127         3,936

LOSS ON DISPOSITION OF OPERATIONS                                          (45)           (3)           (4)
                                                                    ----------    ----------    ----------

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, AFTER-TAX             453           302           553
Income tax expense                                                         162            57           179
                                                                    ----------    ----------    ----------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE, AFTER-TAX                                                       291           245           374

Cumulative effect of change in accounting principle, after-tax             (13)            -            (6)
                                                                    ----------    ----------    ----------

NET INCOME                                                                 278           245           368
                                                                    ----------    ----------    ----------

OTHER COMPREHENSIVE INCOME, AFTER-TAX
Changes in:
  Unrealized net capital gains and losses and net gains
    and losses on derivative financial instruments                           1           416            76
  Unrealized foreign currency translation adjustments                        -            (1)            2
                                                                    ----------    ----------    ----------

OTHER COMPREHENSIVE INCOME, AFTER-TAX                                        1           415            78
                                                                    ----------    ----------    ----------

COMPREHENSIVE INCOME                                                $      279    $      660    $      446
                                                                    ==========    ==========    ==========

                 See notes to consolidated financial statements.

                                       2

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                       2003         2002
                                                                    ----------   ----------
(IN MILLIONS, EXCEPT PAR VALUE DATA)

ASSETS
Investments
    Fixed income securities, at fair value
      (amortized cost $48,401 and $41,723)                          $   51,578   $   44,805
    Mortgage loans                                                       6,354        5,883
    Equity securities                                                      164          183
    Short-term                                                             765          839
    Policy loans                                                           686          692
    Other                                                                  442          268
                                                                    ----------   ----------
   Total investments                                                    59,989       52,670

Cash                                                                       121          252
Deferred policy acquisition costs                                        3,202        2,915
Reinsurance recoverables, net                                            1,185        1,046
Accrued investment income                                                  567          534
Other assets                                                               323          304
Separate Accounts                                                       13,425       11,125
                                                                    ----------   ----------
  TOTAL ASSETS                                                      $   78,812   $   68,846
                                                                    ==========   ==========
LIABILITIES
Contractholder funds                                                $   44,914   $   38,858
Reserve for life-contingent contract benefits                           10,480        9,733
Unearned premiums                                                           32           24
Payable to affiliates, net                                                 114           80
Other liabilities and accrued expenses                                   2,594        1,956
Deferred income taxes                                                      779          708
Long-term debt                                                              45            -
Separate Accounts                                                       13,425       11,125
                                                                    ----------   ----------
  TOTAL LIABILITIES                                                     72,383       62,484
                                                                    ----------   ----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 7 AND 11)

SHAREHOLDER'S EQUITY
Redeemable preferred stock - series A, $100 par value, 1,500,000 shares authorized, 815,460 and 930,650
  shares issued and outstanding                                             82           93
Common stock, $227 par value, 23,800 shares
  authorized and outstanding                                                 5            5
Additional capital paid-in                                               1,067        1,067
Retained income                                                          4,222        4,145
Accumulated other comprehensive income:
    Unrealized net capital gains and losses and net gains
      and losses on derivative financial instruments                     1,053        1,052
                                                                    ----------   ----------
  Total accumulated other comprehensive income                           1,053        1,052
                                                                    ----------   ----------
  TOTAL SHAREHOLDER'S EQUITY                                             6,429        6,362
                                                                    ----------   ----------
  TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                        $   78,812   $   68,846
                                                                    ==========   ==========

                 See notes to consolidated financial statements.

                                       3

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
(IN MILLIONS)                                                          2003          2002          2001
                                                                    ----------    ----------    ----------
REDEEMABLE PREFERRED STOCK - SERIES A
Balance, beginning of year                                          $       93    $      104    $       92
Issuance of stock                                                            -             5            15
Redemption of stock                                                        (11)          (16)           (3)
                                                                    ----------    ----------    ----------

Balance, end of year                                                        82            93           104
                                                                    ----------    ----------    ----------

REDEEMABLE PREFERRED STOCK - SERIES A SUBSCRIPTIONS RECEIVABLE               -             -           (14)
                                                                    ----------    ----------    ----------
REDEEMABLE PREFERRED STOCK - SERIES B
Balance, beginning of year                                                   -             -           117
Redemption of stock                                                          -             -          (117)
                                                                    ----------    ----------    ----------

Balance, end of year                                                         -             -             -
                                                                    ----------    ----------    ----------

COMMON STOCK                                                                 5             5             5

ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                                               1,067           717           600
Capital contribution                                                         -           350           117
                                                                    ----------    ----------    ----------

Balance, end of year                                                     1,067         1,067           717
                                                                    ----------    ----------    ----------
RETAINED INCOME
Balance, beginning of year                                               4,145         3,948         3,752
Net income                                                                 278           245           368
Dividends                                                                 (201)          (48)         (172)
                                                                    ----------    ----------    ----------

Balance, end of year                                                     4,222         4,145         3,948
                                                                    ----------    ----------    ----------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                               1,052           637           559
Change in unrealized net capital gains and losses and net gains
  and losses on derivative financial instruments                             1           416            76
Change in unrealized foreign currency translation adjustments                -            (1)            2
                                                                    ----------    ----------    ----------

Balance, end of year                                                     1,053         1,052           637
                                                                    ----------    ----------    ----------
TOTAL SHAREHOLDER'S EQUITY                                          $    6,429    $    6,362    $    5,397
                                                                    ==========    ==========    ==========

                 See notes to consolidated financial statements.

                                       4



                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
(IN MILLIONS)                                                          2003          2002          2001
                                                                    ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $      278    $      245    $      368
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization and other non-cash items                                 (175)         (210)         (261)
    Realized capital gains and losses                                       84           422           207
    Loss on disposition of operations                                       45             3             4
    Cumulative effect of change in accounting for derivative
      and embedded derivative financial instruments                         13             -             6
   Interest credited to contractholder funds                             1,764         1,691         1,670
  Changes in:
      Contract benefit and other insurance reserves                         45           134            30
      Unearned premiums                                                      8             7           (31)
      Deferred policy acquisition costs                                   (253)         (249)         (272)
      Reinsurance recoverables                                            (141)         (122)         (137)
      Income taxes payable                                                   3           (85)           26
      Other operating assets and liabilities                                81           (66)          137
                                                                    ----------    ----------    ----------
          Net cash provided by operating activities                      1,752         1,770         1,747
                                                                    ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
   Fixed income securities                                               8,158         6,224         6,552
   Equity securities                                                        80           129           533
Investment collections
   Fixed income securities                                               4,818         4,041         3,434
   Mortgage loans                                                          679           542           359
Investments purchases
   Fixed income securities                                             (19,225)      (16,155)      (14,173)
   Equity securities                                                       (47)         (149)         (311)
   Mortgage loans                                                       (1,146)         (916)       (1,456)
Acquisitions, net of cash received                                           -             -            67
Change in short-term investments, net                                      236          (425)          330
Change in other investments, net                                            14          (154)          (28)
                                                                    ----------    ----------    ----------
        Net cash used in investing activities                           (6,433)       (6,863)       (4,693)
                                                                    ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of redeemable preferred stock                         -            19             1
Redemption of redeemable preferred stock                                   (11)          (16)         (120)
Capital contribution                                                         -           350           117
Contractholder fund deposits                                             9,841         8,946         7,860
Contractholder fund withdrawals                                         (5,253)       (4,036)       (4,668)
Dividends paid                                                             (27)          (48)         (172)
                                                                    ----------    ----------    ----------
        Net cash provided by financing activities                        4,550         5,215         3,018
                                                                    ----------    ----------    ----------
NET (DECREASE) INCREASE IN CASH                                           (131)          122            72
CASH AT BEGINNING OF YEAR                                                  252           130            58
                                                                    ----------    ----------    ----------
CASH AT END OF YEAR                                                 $      121    $      252    $      130
                                                                    ==========    ==========    ==========

                 See notes to consolidated financial statements.

                                       5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries
(collectively referred to as the "Company"). ALIC is wholly owned by Allstate
Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation
(the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

     To conform with the 2003 presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

     The Company offers a diversified portfolio of retail and institutional products to meet consumers' needs in the areas of financial protection, savings and retirement through a variety of distribution channels. Retail life insurance products include: term life, whole life, credit life, interest-sensitive life, variable life, variable universal life and single premium life. Other insurance products include long-term care, accidental death, hospital indemnity and credit disability. Savings products include fixed deferred annuities (including market value adjusted annuities, equity-indexed annuities and treasury-linked annuities), immediate annuities (including structured settlement annuities) and variable annuities. These products are sold through a variety of distribution channels including Allstate agencies, financial institutions and broker/dealers, independent agents (primarily master brokerage agencies), direct marketing and specialized brokers. The institutional product line consists primarily of funding agreements sold to variable interest entities that issue medium-term notes to institutional investors.

     The Company is authorized to sell its products in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. For 2003, the top geographic locations for statutory premiums and annuity considerations for the Company were Delaware, California, New York, Florida, and Pennsylvania.
No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations for the Company.

     The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may result in an increased level of competition for sales of the Company's products. Furthermore, state and federal laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures have considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the tax treatment of some insurance products offered by the Company, including favorable policyholder tax treatment currently applicable to life insurance and annuities. Recent legislation that reduced the federal income tax rates applicable to certain dividends and capital gains realized by individuals, or other proposals, if adopted, that reduce the taxation, or permit the establishment, of certain products or investments that may compete with life insurance or annuities could have an adverse effect on the Company's financial position or ability to sell such products. In addition, recent changes in the federal estate tax laws have negatively affected the demand for the types of life insurance used in estate planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds, mortgage-backed and asset-backed securities, and redeemable preferred stocks. Fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The fair value of publicly traded fixed income securities is based upon independent market quotations. The fair value of non-publicly traded securities is based on either widely accepted pricing valuation models which use internally developed ratings and independent third party data (e.g., term structures and current publicly traded bond prices) as inputs or independent third party pricing sources. The valuation models use indicative information such as

                                       6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ratings, industry, coupon, and maturity along with related third party data and publicly traded bond prices to determine security specific spreads. These spreads are then adjusted for illiquidity based on historical analysis and broker surveys. Periodic changes in fair values, net of deferred income taxes, certain deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, are reflected as a component of other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales. Cash received from maturities and pay-downs is reflected as a component of investment collections.

     Mortgage loans are carried at the outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate.

     Equity securities include common stocks, non-redeemable preferred stocks and limited partnership interests. Common stocks and non-redeemable preferred stocks had a carrying value of $83 million and $96 million, and cost of $79 million and $104 million at December 31, 2003 and 2002, respectively. Common stocks and non-redeemable preferred stocks are classified as available for sale and are carried at fair value if independent market quotations are available. If independent market quotations are not available, these securities are carried at cost. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.
Investments in limited partnership interests had a carrying value and cost of $81 million and $87 million at December 31, 2003 and 2002, respectively, and are accounted for in accordance with the equity method of accounting except for instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, in which case, the Company applies the cost method of accounting.

     Policy loans are carried at unpaid principal balances. Other investments consist primarily of real estate investments, which are accounted for by the equity method if held for investment, or depreciated cost, net of valuation allowances, if the Company has an active plan to sell.

     Short-term investments are carried at cost or amortized cost that approximates fair value, and generally include the reinvestment of collateral received in connection with certain securities included in repurchase, resale and lending activities and derivative transactions. For these transactions, the Company records an offsetting liability in other liabilities and accrued expenses for the Company's obligation to repay the collateral.

     Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined using the effective yield method, based on estimated principal repayments. Interest income on certain beneficial interests in securitized financial assets is determined using the prospective yield method, based upon projections of expected future cash flows. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Income from investments in partnership interests, accounted for on the cost basis, is recognized upon receipt of amounts distributed by the partnerships as income.

     Realized capital gains and losses include gains and losses on investment dispositions, write-downs in value due to other than temporary declines in fair value and changes in the value of certain derivatives including related periodic and final settlements. Realized capital gains and losses on investment dispositions are determined on a specific identification basis.

     The Company writes down, to fair value, any fixed income or equity security that is classified as other than temporarily impaired in the period the security is deemed to be other than temporarily impaired.

DERIVATIVE AND EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS

     The Company adopted the provisions of Financial Accounting Standards Board
("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133,
"Accounting for Derivative Instruments and Hedging Activities", and SFAS No.
138, "Accounting for Certain Derivative Instruments and Certain Hedging
Activities", as of January 1, 2001. The impact of SFAS No. 133 and SFAS No. 138
(the "statements") to the Company was a loss of $6 million, after-tax, and is reflected as a cumulative effect of change in accounting principle on the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2001.

                                       7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Derivative financial instruments include swaps, futures, options, interest rate caps and floors, warrants, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, and certain investment risk transfer reinsurance agreements. Derivatives that are required to be separated from the host instrument and accounted for as derivative financial instruments
("subject to bifurcation") are embedded in convertible and other fixed income securities, equity-indexed life and annuity contracts, certain variable life and annuity contracts and modified coinsurance contracts (see Note 7).

     All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in the fair value of derivatives embedded in assets and subject to bifurcation is reported in realized capital gains and losses. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation is reported in life and annuity contract benefits or realized capital gains and losses.

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged item's or transaction's variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in realized capital gains and losses.
For the years ended December 31, 2003, 2002 and 2001, the hedge ineffectiveness reported as realized capital gains and losses amounted to gains of $16 million, losses of $15 million and gains of $6 million, respectively.

     FAIR VALUE HEDGES The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item.

     For hedging instruments used in fair value hedges, when the hedged items are investment assets or a portion thereof, the change in the fair value of the derivatives is reported in net investment income, together with the change in the fair value of the hedged items. The change in the fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof are reported in life and annuity contract benefits, together with the change in the fair value of the hedged item. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income, life and annuity contract benefits or interest expense. The book value of the hedged asset or liability is adjusted for the change in the fair value of the hedged risk.

     CASH FLOW HEDGES The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. The Company's cash flow exposure may be associated with an existing asset, liability, or a forecasted transaction.
Anticipated transactions must be probable of occurrence and their significant terms and specific characteristics must be identified.

     For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives are reported in accumulated other comprehensive income.
Amounts are reclassified to net investment income or realized capital gains and losses as the hedged transaction affects net income or when the forecasted transaction affects net income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to net income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be

                                       8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     TERMINATION OF HEDGE ACCOUNTING If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable, or the hedged asset has become impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as a non-hedge, or for which the derivative has been terminated, the gain or loss recognized on the item being hedged and used to adjust the book value of the asset, liability or portion thereof is amortized over the remaining life of the hedged item to net investment income or life and annuity contract benefits, beginning in the period that hedge accounting is no longer applied. If the hedged item of a fair value hedge is an asset which has become impaired, the adjustment made to the book value of the asset is subject to the accounting policies applied to impaired assets. When a derivative financial instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative financial instrument used in a cash flow hedge of a forecasted transaction is terminated because the forecasted transaction is no longer probable, or if the cash flow hedge is no longer effective, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

     NON-HEDGE DERIVATIVE FINANCIAL INSTRUMENTS The Company also has certain derivatives that are used in interest rate, equity price and credit risk management strategies for which hedge accounting is not applied. These derivatives primarily consist of indexed instruments, certain interest rate swap agreements and financial futures contracts, interest rate cap and floor agreements, certain forward contracts for TBA mortgage securities and credit default swaps. Based upon the type of derivative instrument and strategy, the income statement effects of these derivatives are reported in a single line item, generally with results of the associated risk. Therefore, the derivatives' fair value gains and losses and accrued periodic settlements are recognized together in one of the following during the reporting period: net investment income, realized capital gains and losses, operating costs and expenses or life and annuity contract benefits.

SECURITY REPURCHASE AND RESALE AND SECURITIES LOANED

     Securities purchased under agreements to resell and securities sold under agreements to repurchase, including a mortgage dollar roll program, are treated as financing arrangements and the related obligations to return the collateral are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through the right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

     Securities loaned are treated as financing arrangements and the collateral received is recorded in short-term investments, fixed income securities and other liabilities and accrued expenses. The Company obtains collateral in an amount equal to 102% of the fair value of securities. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary. Substantially all of the Company's securities loaned are on loan with large brokerage firms.

     Securities repurchase and resale agreements and securities lending transactions are used to generate net investment income. The cash received from repurchases and resale agreements also provide a source of liquidity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities.
The carrying values of these instruments approximate fair value because of their relatively

                                       9



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

short-term nature.

RECOGNITION OF PREMIUM AND CONTRACT CHARGE REVENUE AND RELATED BENEFITS AND
INTEREST CREDITED

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in life and annuity contract benefits.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed.
The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and any amounts assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance
(mortality risk), contract administration and early surrender. These revenues are recognized when assessed against the contractholder account balance. Life and annuity contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, certain guaranteed investment contracts ("GICs") and funding agreements are considered investment contracts.
Deposits received for such contracts are reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and early surrender. These revenues are recognized when assessed against the contractholder account balance.

     Interest credited to contractholder funds represents interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed annuities and indexed life products are based on a specified interest rate index, such as LIBOR, or an equity index, such as the S&P 500.

     Separate accounts products include variable annuities and variable life insurance contracts. The assets supporting these products are legally segregated and available only to settle separate accounts contract obligations. Deposits received are reported as separate accounts liabilities. Contract charges for these products consist of fees assessed against the contractholder account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred include guaranteed minimum death benefits paid on variable annuity contracts.

DEFERRED POLICY ACQUISITION COSTS

     Costs that vary with and are primarily related to acquiring life insurance and investment business are deferred and recorded as deferred policy acquisition costs ("DAC"). These costs are principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses. All other acquisition expenses are charged to operations as incurred and included in operating costs and expenses on the Consolidated Statements of Operations and Comprehensive Income. DAC is periodically reviewed for recoverability and written down when necessary.

     For traditional life insurance and other premium paying contracts, such as immediate annuities with life contingencies and limited payment contracts, DAC is amortized in proportion to the estimated revenues on such business.
Assumptions used in amortization of DAC and reserve calculations are determined based upon conditions as of the date of policy issue and are generally not revised during the life of the policy. Any deviations from projected business in force, resulting from actual policy terminations differing from expected levels, and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies.

                                       10



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For internal exchanges of traditional life insurance and immediate annuities with life contingencies, the unamortized balance of costs previously deferred under the original contracts are charged to income. The new costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life, variable annuities and investment contracts, DAC is amortized in proportion to the incidence of the present value of estimated gross profits ("EGP") on such business over the estimated lives of the contracts. Generally, the amortization period ranges from 15-30 years; however, estimates of customer surrender rates result in the majority of deferred costs being amortized over the surrender charge period. The rate of amortization during this term is matched to the pattern of EGP. EGP consists of the following components: margins from mortality including guaranteed minimum death and income benefits; contract administration, surrender and other contract charges, less maintenance expenses; and investment margin, including realized capital gains and losses.

     DAC amortization for variable annuity and life contracts is significantly impacted by the return on the underlying funds. The Company's long-term expectation of separate accounts fund performance after fees is approximately
8%, which is consistent with its pricing assumptions. Whenever actual separate accounts fund performance based on the two most recent years varies from the 8% expectation, the Company projects performance levels over the next five years such that the mean return over that seven year period equals the long-term 8% expectation. This approach is commonly referred to as "reversion to the mean" and is commonly used by the life insurance industry as an appropriate method for amortizing variable annuity and life DAC. In applying the reversion to the mean process, the Company does not allow the future rates of return after fees projected over the five-year period to exceed 12.75% or fall below 0%. The
Company periodically evaluates the utilization of this process to determine that it is reasonably possible that variable annuity and life fund performance will revert to the expected long-term mean within this time horizon.

     Changes in the amount or timing of the incidence of EGP result in adjustments to the cumulative amortization of DAC. All such adjustments are reflected in the current results of operations.

     The Company performs quarterly reviews of DAC recoverability for interest-sensitive life, variable annuities and investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs on the Consolidated Statements of Operations and Comprehensive Income.

     The cost assigned to the right to receive future cash flows from certain business purchased from other insurers is also classified as deferred policy acquisition costs in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the life of the contracts acquired. These costs are amortized as profits emerge over the life of the acquired business and are periodically evaluated for recoverability. Present value of future profits was $27 million and $63 million at December 31, 2003 and 2002, respectively. Amortization expense on present value of future profits was $36 million, $15 million and $16 million for the years ended December 31, 2003, 2002 and 2001, respectively.

REINSURANCE RECOVERABLE

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from reinsurers (see Note 9). The amounts reported in the Consolidated Statements of Financial Position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract. Insurance liabilities are reported gross of reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written.
Therefore, the Company regularly evaluates reinsurers and amounts recoverable and establishes allowances for uncollectible reinsurance as appropriate.

     The Company also has reinsurance agreements that transfer the investment risk for a portion of the GMDBs and guaranteed minimum income benefits ("GMIBs") offered in certain variable contracts.

INCOME TAXES

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded

                                       11



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on certain investments, insurance reserves and deferred policy acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized.

SEPARATE ACCOUNTS

     The Company issues variable annuities, variable life insurance contracts and certain GICs, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the separate accounts. The assets of the separate accounts are carried at fair value. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore, are not included in the Company's Consolidated Statements of Operations and Comprehensive Income. Revenues to the Company from the separate accounts consist of contract charges for maintenance and administration services, mortality, early surrender and expenses and are reflected in contract charges. Deposits to the separate accounts are not included in consolidated cash flows.

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives.

RESERVES FOR LIFE-CONTINGENT CONTRACT BENEFITS

     The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 8. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

CONTRACTHOLDER FUNDS

     Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses.
Detailed information on crediting rates and surrender and withdrawal provisions on contractholder funds are outlined in Note 8.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     Commitments to invest, commitments to purchase private placement securities, commitments to extend mortgage loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position.
The contractual amounts and fair values of these instruments are outlined in
Note 7.

ADOPTED ACCOUNTING STANDARDS

FASB INTERPRETATION NO.46 AND 46R, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES"
("FIN 46" AND "FIN 46R")

     In January 2003, the FASB issued FIN 46, which addressed whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity in which the equity investors lack certain essential characteristics of a controlling financial interest or that lacks sufficient equity to finance its own activities without financial support provided by other entities. A company must consolidate a VIE if it has a variable interest that will absorb a majority of the expected losses if they occur, receive a majority of the entity's expected returns, or both.

     In December 2003, the FASB issued FIN 46R to clarify and revise a number of key elements of FIN 46 including the definition of a VIE and the treatment of fees paid to decision makers.

                                       12



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The application of FIN 46 was required for VIEs created on or after February 1, 2003. For VIEs existing prior to that date, the effective date of the interpretation was delayed through the issuance of FASB Staff Position
("FSP") FIN 46-6, until the end of the first interim or annual period ending after December 15, 2003. However, the early adoption of FIN 46 was permitted for some or all of a reporting entity's affected VIEs. The adoption of FIN 46R is required by the end of the first reporting period ending after December 15, 2003 for VIEs considered to be special-purpose entities.

     The Company elected to adopt FIN 46 as of July 1, 2003 for its existing
VIEs. The impact of adopting FIN 46 as of July 1, 2003 was as follows:

     -  The Company issues funding agreements to a Special Purpose Entity
        ("SPE") (which is considered a VIE under FIN 46) used to issue Global
        Medium Term Notes ("GMTNs") to unrelated third parties. The GMTNs and certain equity interests issued by the SPE, to the extent they are exposed to all the risks and rewards of owning the funding agreements that collateralize the GMTNs, are considered variable interests in a VIE. Because the Company owns none of the variable interests issued by the VIE, it is not required to consolidate the VIE and will continue to classify funding agreements issued to the VIE as a component of contractholder funds.

     -  Consistent with the GMTN program, the Company's Euro Medium Term Notes
        ("EMTNs") program no longer requires consolidation. The impact of deconsolidating the EMTNs was the recognition of the funding agreements issued to the VIE as a component of contractholder funds, which is consistent with the previous accounting for this program.

     - The Company was determined to be the primary beneficiary of a previously unconsolidated investment transaction considered to be a VIE under FIN
        46. Accordingly, the VIE was consolidated as of July 1, 2003. As a result of consolidating the investment transaction, the Company's consolidated balance sheet as of September 30, 2003 included $50 million of assets classified as investments and long-term debt of $44 million.
        The holders of the consolidated long-term debt have no recourse to the equity of the Company as the sole source of payment of the liabilities is the assets of the VIE.

     -  The issuance of FIN 46R had no impact on the initial application of FIN
        46 to the VIEs described above.

SFAS NO. 149, "AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING
ACTIVITIES" ("SFAS NO. 149")

     In April 2003, the FASB issued SFAS No. 149, which amends, clarifies and codifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities under SFAS No. 133. While this statement applies primarily to certain derivative contracts and embedded derivatives entered into or modified after June 30, 2003, it also codifies conclusions previously reached by the FASB at various dates on certain implementation issues. The impact of adopting the provisions of the statement was not material to the Company's
Consolidated Statements of Operations and Comprehensive Income or Financial
Position.

DERIVATIVES IMPLEMENTATION GROUP STATEMENT 133 IMPLEMENTATION ISSUE NO. B36,
"EMBEDDED DERIVATIVES: MODIFIED COINSURANCE ARRANGEMENTS AND DEBT INSTRUMENTS
THAT INCORPORATE CREDIT RISK EXPOSURES THAT ARE UNRELATED OR ONLY PARTIALLY
RELATED TO THE CREDITWORTHINESS OF THE OBLIGOR UNDER THOSE
INSTRUMENTS"("IMPLEMENTATION ISSUE B36")

     In April 2003, the FASB issued Implementation Issue B36, which became effective October 1, 2003. Implementation Issue B36 was applied to two of the Company's modified coinsurance agreements, and as a result, the embedded derivatives were bifurcated from the agreements and marked to market value at October 1, 2003. The effect of adopting Implementation Issue B36 was the recognition of a loss of $13 million, after-tax, which is reflected as a cumulative effect of a change in accounting principle on the Consolidated
Statements of Operations and Comprehensive Income.

PENDING ACCOUNTING STANDARD

STATEMENT OF POSITION 03-01, "ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES
FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS"
("SOP NO. 03-01")

     In July 2003, the American Institute of Certified Public Accountants issued
SOP 03-01, which applies to several of the Company's insurance products and product features. The effective date of the SOP is for fiscal years beginning after December 15, 2003. A provision of the SOP requires the establishment of reserves in addition to the account

                                       13







NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

balance for contracts containing certain features that provide guaranteed death or other insurance benefits and guaranteed income benefits. These reserves are not currently established by the Company. Recently, the Company implemented new actuarial models that permitted determination of the estimated impact on the Consolidated Statements of Operations and Comprehensive Income. Based on the
Company's application of the estimation methodologies set forth in the SOP, the estimated after-tax impact of adopting the SOP on the Consolidated Statements of Operations and Comprehensive Income, including the related impact on deferred acquisition costs, is in the range of $150 million to $200 million as of January
1, 2004, based on market conditions that existed at December 31, 2003.

PROPOSED ACCOUNTING STANDARD

EMERGING ISSUES TASK FORCE TOPIC NO. 03-01, "THE MEANING OF OTHER-THAN-TEMPORARY
IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("EITF NO. 03-01")

     The Emerging Issues Task Force ("EITF") is currently deliberating EITF No.
03-01, which attempts to define other-than-temporary impairment and highlight its application to investment securities accounted for under both SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.
115") and Accounting Principles Board Opinion No. 18, "The Equity Method of
Accounting for Investments in Common Stocks" ("APB No. 18"). The current issue summary, which has yet to be finalized, proposes that if, at the evaluation date, the fair value of an investment security is less than its carrying value then an impairment exists for which a determination must be made as to whether the impairment is other-than-temporary. If it is determined that an impairment is other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's carrying value and its fair value at the reporting date. In recent deliberations, the EITF discussed different models to assess whether impairment is other-than-temporary for different types of investments (e.g. SFAS No. 115 marketable equity securities, SFAS No. 115 debt securities, and equity and cost method investments subject to APB No. 18) and subsequently decided to use a unified model. Due to the uncertainty of the final model (or models) that may be adopted, the estimated impact to the Company's
Consolidated Statements of Operations and Comprehensive Income and Financial
Position is presently not determinable. In November 2003, the EITF reached a consensus with respect to certain disclosures effective for fiscal years ending after December 15, 2003. Quantitative and qualitative disclosures are required for fixed income and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115. The Company has included those disclosures at December 31, 2003 (see Note 6).

3. ACQUISITIONS AND DISPOSITIONS

2003 DISPOSITIONS

     The Company announced its intention to exit the direct response distribution business. Based on its decision to sell the business, the Company recorded an estimated loss on the disposition of $44 million. An agreement was entered into with American Health and Life Insurance Company and Triton
Insurance Company, subsidiaries of Citigroup Inc., to dispose of a portion of the direct response business. If approved by the state insurance departments, the transaction will be effective January 1, 2004.

2002 DISPOSITIONS

     The Company terminated its joint venture agreement with Putnam Investments, LLC ("Putnam") and received a net settlement of $1.5 million from Putnam. The
$1.5 million net settlement was comprised of the $2.3 million Putnam owed the Company for Allstate Distributors, LLC ("ADLLC") promotional expenses, partially offset by the $826 thousand purchase price for Putnam's 50% share of ADLLC (See
Note 5 for further discussion).

     The Company approved the disposal of its direct response long-term care business through a reinsurance transaction. As a result, the Company recognized a $3 million loss ($2 million after-tax) to reduce the carrying value of the long-term care business to its fair value.

2001 DISPOSITIONS

     The Company disposed of its operations in Indonesia through a sale and purchase agreement with The Prudential Assurance Company Limited ("Prudential"), where Prudential acquired the Company's holdings in Pt Asuransi Jiwa Allstate,
Indonesia. The Company recognized a loss on the disposition of $4 million ($3 million after-tax) and a $4 million tax benefit, not previously recognized, attributable to the inception-to-date losses of the subsidiary. The tax benefit was reported as a reduction to the Company's income tax expense on the Consolidated Statements of Operations

                                       14





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and Comprehensive Income.

2001 ACQUISITIONS

     The Company acquired blocks of business from American Maturity Life
Insurance Company ("American Maturity") via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life-contingent contract benefits and contractholder funds resulting in no goodwill.

     The Company acquired Provident National Assurance Company ("PNAC"), a broadly licensed inactive company that maintains authority to sell life insurance and variable annuity products in most states, from UnumProvident
Corporation. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of PNAC's net assets acquired of $5 million was recorded as goodwill. The Company paid consideration of $14 million as part of the acquisition. PNAC's name was subsequently changed to Allstate
Assurance Company, which was redomiciled in the State of Illinois.

4. SUPPLEMENTAL CASH FLOW INFORMATION

     Non-cash investment exchanges and modifications, which primarily reflect refinancings of fixed income securities and mergers completed with equity securities, totaled $41 million, $98 million and $210 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The adoption of FIN 46 resulted in the consolidation of one VIE causing increases in assets of $52 million and long-term debt of $45 million. See further discussion of the impacts of adopting FIN 46 in Note 2.

     In 2003, the Company paid $98 million in dividends of investment securities to AIC.

     Secured borrowing reinvestment transactions excluded from cash flows from investing activities in the Consolidated Statements of Cash Flows for the years ended December 31 are as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Purchases                                            $  2,757    $  2,096    $  8,128
     Sales                                                  (2,237)     (2,041)     (7,864)
     Collections                                                 -         (25)          -
     Net change in short-term investments                      150        (278)        130
                                                          --------    --------    --------
        Net purchases (sales)                             $    670    $   (248)   $    394
                                                          ========    ========    ========

     The Company acquired the assets of businesses in 2001 (see Note 3) using cash and by assuming liabilities. The following is a summary of the effects of these transactions on the Company's consolidated financial position for the year ended December 31, 2001.


       (IN MILLIONS)
       Fair value of assets acquired                        $   (275)
       Fair value of liabilities assumed                         342
                                                            --------
          Net cash received                                 $     67
                                                            ========

5. RELATED PARTY TRANSACTIONS

BUSINESS OPERATIONS

     The Company uses services performed by its affiliates, AIC and Allstate
Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs allocated to the Company (see Note 15), were $299 million, $238 million, and $208 million in 2003, 2002 and 2001, respectively. A portion of these expenses relate to the acquisition of business, which is deferred and amortized into income.

                                       15



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STRUCTURED SETTLEMENT ANNUITIES

     The Company issued $119 million, $133 million and $117 million of structured settlement annuities, a type of immediate annuity, in 2003, 2002 and 2001, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.
Of these amounts, $21 million, $27 million and $38 million relate to structured settlement annuities with life contingencies and are included in premium income for 2003, 2002, and 2001, respectively. In most cases, these annuities were issued under a "qualified assignment," which means the Company assumed AIC's obligation to make the future payments.

     AIC issued surety bonds, in return for premiums of $531 thousand in 2001 to guarantee the payment of structured settlement benefits assumed (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company. In previous periods, the Company had entered into a General Indemnity
Agreement pursuant to which it has indemnified AIC for any liabilities associated with the surety bonds and gives AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July
1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

     Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $5.00 billion and $5.29 billion at December 31, 2003 and 2002, respectively.

BROKER/DEALER AGREEMENT

     The Company receives underwriting and distribution services from Allstate
Financial Services, LLC ("AFS"), an affiliated broker/dealer company, for certain variable annuity and variable life insurance contracts sold by Allstate exclusive agencies. The Company incurred $38 million, $35 million and $30 million of commission and other distribution expenses for the years ending
December 31, 2003, 2002 and 2001, respectively.

     ALIC received underwriting and distribution services from ADLLC, a broker/dealer company, for certain variable annuity contracts. Effective
September 30, 2002, ALIC and Putnam terminated a joint venture agreement and ADLLC became a consolidated wholly owned subsidiary of ALIC as a result of ALIC's purchase of Putnam's 50% ownership therein. ALIC incurred $32 million and $80 million of commission and other distribution expenses from ADLLC for the years ending December 31, 2002 and 2001, respectively. Other distribution expenses included administrative, legal, financial management and sales support which ALIC provided to ADLLC, for which ALIC earned administration fees of $1 million and $1 million for the years ended December 31, 2002 and 2001, respectively. Other distribution expenses also included marketing expenses for subsidizing bonus interest crediting rates associated with ALIC's variable annuity dollar cost averaging program for which ADLLC reimbursed ALIC $1 million and $7 million for the years ended December 31, 2002 and 2001, respectively.

REINSURANCE TRANSACTIONS

     The Company has a coinsurance contract with Columbia Universal Life
Insurance Company ("Columbia"), an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000 and new business as written.
In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000 and new business as written. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2003, 2002 and 2001, the Company assumed $17 million, $19 million and $21 million, respectively, in premiums and contract charges from Columbia.

     The Company has a modified coinsurance contract with Allstate Reinsurance, Ltd. ("Allstate Re"), an affiliate of the Company, to cede 50% of certain fixed annuity business issued under a distribution agreement with PNC Bank NA. Under the terms of the contract, a trust has been established to provide protection for ceded liabilities. This agreement is continuous but may be terminated by either party with 60 days notice. During 2003, 2002 and 2001, the Company ceded
$369 thousand, $329 thousand and $236 thousand, respectively, in contract charges to Allstate Re.

     The Company has a contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed premiums from AIC in the amount of $2 million, $18 million and $29 million in 2003, 2002 and 2001, respectively.

                                       16



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities.
These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

     Effective January 1, 2003, Northbrook Life Insurance Company ("NLIC"), a wholly owned subsidiary of ALIC, was merged into ALIC to achieve future cost savings and operational efficiency. The merger had no impact on the Company's results of operations or financial position.

PREFERRED STOCK

     AIC guarantees the repayment of notes payable and the interest thereon issued to Morgan Stanley DW, Inc. under the terms of a distribution agreement with The Northbrook Corporation. The balance of the notes payable was $82 million at December 31, 2003.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (Note 12).

DEBT

     The Company has entered into an inter-company loan agreement with the Corporation. The amount of inter-company loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. No amounts were outstanding for the intercompany loan agreement during the three years ended December 31, 2003. The
Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund intercompany borrowings.

6. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                                       GROSS UNREALIZED
                                                          AMORTIZED   ------------------      FAIR
     (IN MILLIONS)                                          COST       GAINS     LOSSES       VALUE
                                                          ---------   --------   -------    ---------
     AT DECEMBER 31, 2003
     U.S. government and agencies                         $   2,519   $    688   $    (2)   $   3,205
     Municipal                                                1,675         60       (18)       1,717
     Corporate                                               28,866      2,115      (183)      30,798
     Foreign government                                       1,302        287         -        1,589
     Mortgage-backed securities                              10,540        269       (49)      10,760
     Asset-backed securities                                  3,423         46       (41)       3,428
     Redeemable preferred stock                                  76          6        (1)          81
                                                          ---------   --------   -------    ---------
        Total fixed income securities                     $  48,401   $  3,471   $  (294)   $  51,578
                                                          =========   ========   =======    =========
     AT DECEMBER 31, 2002
     U.S. government and agencies                         $   2,323   $    740   $     -    $   3,063
     Municipal                                                1,224         68        (3)       1,289
     Corporate                                               24,618      1,859      (342)      26,135
     Foreign government                                       1,090        269        (2)       1,357
     Mortgage-backed securities                               9,912        474        (8)      10,378
     Asset-backed securities                                  2,447         63       (37)       2,473
     Redeemable preferred stock                                 109          2        (1)         110
                                                          ---------   --------   -------    ---------
        Total fixed income securities                     $  41,723   $  3,475   $  (393)   $  44,805
                                                          =========   ========   =======    =========

                                       17





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities are as follows at December 31, 2003:

                                                          AMORTIZED     FAIR
     (IN MILLIONS)                                          COST        VALUE
                                                          ---------   ---------
     Due in one year or less                              $   1,461   $   1,492
     Due after one year through five years                    8,326       8,765
     Due after five years through ten years                  14,007      14,944
     Due after ten years                                     10,644      12,189
                                                          ---------   ---------
                                                             34,438      37,390
     Mortgage- and asset-backed securities                   13,963      14,188
                                                          ---------   ---------
         Total                                            $  48,401   $  51,578
                                                          =========   =========

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage- and asset-backed securities, they are not categorized by contractual maturity.

NET INVESTMENT INCOME

     Net investment income for the years ended December 31 is as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Fixed income securities                              $  2,875    $  2,736    $  2,536
     Mortgage loans                                            415         403         366
     Equity securities                                           8          17          23
     Other                                                    (121)        (68)         40
                                                          --------    --------    --------
       Investment income, before expense                     3,177       3,088       2,965
       Investment expense                                       95         110         132
                                                          --------    --------    --------
         Net investment income                            $  3,082    $  2,978    $  2,833
                                                          ========    ========    ========

     Net investment income from equity securities includes income from partnership interests of $7 million, $16 million and $15 million for the years ended December 31, 2003, 2002 and 2001, respectively.

REALIZED CAPITAL GAINS AND LOSSES, AFTER TAX

     Realized capital gains and losses by security type for the years ended
December 31 are as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Fixed income securities                              $   (181)   $   (137)   $   (134)
     Equity securities                                         (10)         (9)          9
     Other investments                                         107        (276)        (82)
                                                          --------    --------    --------
       Realized capital gains and losses, pre-tax              (84)       (422)       (207)
       Income tax benefit                                       30         148          72
                                                          --------    --------    --------
         Realized capital gains and losses, after tax     $    (54)   $   (274)   $   (135)
                                                          ========    ========    ========

     Realized capital gains and losses by transaction type for the years ended
December 31 are as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Investment write-downs                               $   (178)   $   (309)   $   (150)
     Sales                                                      64         (97)          4
     Valuation of derivative instruments                        12         (36)        (64)
     Settlement of derivative instruments                       18          20           3
                                                          --------    --------    --------
     Realized capital gains and losses, pre-tax                (84)       (422)       (207)
     Income tax benefit                                         30         148          72
                                                          --------    --------    --------
     Realized capital gains and losses, after-tax         $    (54)   $   (274)   $   (135)
                                                          ========    ========    ========

     Excluding the effects of calls and prepayments, gross gains of $173 million, $137 million and $183 million and gross losses of $184 million, $327 million and $237 million were realized on sales of fixed income securities during

                                       18



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2003, 2002 and 2001, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses on fixed income, equity securities and derivative instruments included in accumulated other comprehensive income at December 31, 2003 are as follows:

                                                                                 GROSS UNREALIZED
                                                                      FAIR      ------------------    UNREALIZED
(IN MILLIONS)                                                         VALUE      GAINS     LOSSES     NET GAINS
                                                                    ---------   --------   -------    ----------
Fixed income securities                                             $  51,578   $  3,471   $  (294)   $    3,177
Equity securities                                                         164          4         -             4
Derivative instruments                                                     (2)         3        (5)           (2)
                                                                                                      ----------
  Total                                                                                                    3,179
Deferred income taxes, deferred policy acquisition costs,
  premium deficiency reserve and other                                                                    (2,126)
                                                                                                      ----------
Unrealized net capital gains and losses                                                               $    1,053
                                                                                                      ==========

     At December 31, 2002, equity securities had gross unrealized gains of $4 million and gross unrealized losses of $12 million.

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

     The change in unrealized net capital gains and losses for the years ended
December 31 is as follows:

(IN MILLIONS)                                                                   2003         2002         2001
                                                                              --------    ----------    --------
Fixed income securities                                                       $     95    $    1,574    $    279
Equity securities                                                                   12           (13)        (43)
Derivative instruments                                                              (4)           (6)          8
                                                                              --------    ----------    --------
  Total                                                                            103         1,555         244
Deferred income taxes, deferred policy acquisition costs and other                (102)       (1,139)       (168)
                                                                              --------    ----------    --------
  Increase in unrealized net capital gains and losses                         $      1    $      416    $     76
                                                                              ========    ==========    ========

PORTFOLIO MONITORING

     Inherent in the Company's evaluation of a particular security are assumptions and estimates about the operations of the issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the recoverability of principal and interest;
3) the duration and extent to which the fair value has been less than cost for equity securities or amortized cost for fixed income securities; 4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect access to liquidity.

     The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

                                             LESS THAN 12 MONTHS                   12 MONTHS OR MORE
                                      ---------------------------------    ---------------------------------      TOTAL
                                      NUMBER OF     FAIR     UNREALIZED    NUMBER OF     FAIR     UNREALIZED    UNREALIZED
($ IN MILLIONS)                        ISSUES      VALUE       LOSSES       ISSUES      VALUE       LOSSES        LOSSES
                                      ---------   --------   ----------    ---------   --------   ----------    ----------
Fixed income securities
  U.S. government and agencies               10   $     58   $       (2)           -   $      -   $        -    $       (2)
  Municipal                                  56        406          (18)           -          -            -           (18)
  Corporate                                 302      3,697         (136)          76        670          (47)         (183)
  Foreign government                          6         50            -            -          -            -             -
  Mortgage-backed securities                204      2,903          (48)          40         83           (1)          (49)
  Asset-backed securities                    64        732          (15)          38        269          (26)          (41)
  Redeemable preferred stock                  3         20           (1)           -          -            -            (1)
                                      ---------   --------   ----------    ---------   --------   ----------    ----------
  Total                                     645   $  7,866   $     (220)         154   $  1,022   $      (74)   $     (294)
                                      =========   ========   ==========    =========   ========   ==========    ==========

                                       19


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The above table includes $220 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, the degree of which suggests that these securities do not pose a high risk of being other than temporarily impaired. Of the $220 million, $198 million relate to unrealized losses on investment grade fixed income securities.
Investment grade is defined as a security having a rating from the National
Association of Insurance Commissioners ("NAIC") of 1 or 2; a Moody's equivalent rating of Aaa, Aa, A or Baa; a Standard & Poor's ("S&P") equivalent rating of
AAA, AA, A or BBB; or a comparable internal rating. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in issuer and sector related credit spreads since the securities were acquired.

     The remaining $74 million of unrealized losses relate to securities in unrealized loss positions greater than or equal to 20% of cost or amortized cost. Of the $74 million, $23 million relate to investment grade fixed income securities and $51 million relate to below investment grade fixed income securities. Of these amounts $10 million and $26 million, respectively, had been in an unrealized loss position for a period of twelve months or more as of December 31, 2003. $13 million of the unrealized losses from below investment grade securities are airline industry issues. The securities comprising the $74 million of unrealized losses were evaluated considering factors such as the financial condition and near-term and long-term prospects of the issuer and were determined to have adequate resources to fulfill contractual obligations, such as recent financings or bank loans, cash flows from operations, collateral or the position of a subsidiary with respect to its parent's bankruptcy.

     As of December 31, 2003, the Company had the intent and ability to hold these investments for a period of time sufficient for them to recover in value.

MORTGAGE LOAN IMPAIRMENT

     A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

     The net carrying value of impaired loans at December 31, 2003 and 2002 was comprised of loans in foreclosure and delinquent loans of $4 million and $11 million, respectively. There were no restructured loans at December 31, 2003 and 2002. No valuation allowances were established for impaired loans because the impaired loans are collateral dependent loans and the fair value of the collateral was greater than the recorded investment in the loans.

     Interest income for impaired loans is recognized on an accrual basis if payments are expected to continue to be received; otherwise the cash basis is used. For impaired loans that have been restructured, interest is accrued based on the principal amount at the adjusted interest rate. The Company recognized interest income of $2 million on impaired loans during 2003 and $1 million during both 2002 and 2001. The average balance of impaired loans was $23 million, $16 million and $27 million during 2003, 2002 and 2001, respectively.

     There were no valuation allowances for mortgage loans at December 31, 2003 and 2002. Direct write-downs of mortgage loan gross carrying amounts were $3 million and $5 million in 2003 and 2002. There were no direct write-downs of mortgage loans in 2001. There were no net reductions to mortgage loans valuation allowances in 2003. For the years ended December 31, 2002 and 2001, net reductions to mortgage loan valuation allowances were $5 million and $300 thousand, respectively.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND PORTFOLIOS

     The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio. No other state represents more than 5% of the portfolio at December 31, 2003:

     (% OF MUNICIPAL BOND PORTFOLIO CARRYING VALUE)                       2003      2002
                                                                         ------    ------
     California                                                            23.5%     27.2%
     Illinois                                                              10.8       3.7
     Texas                                                                 10.2      13.0
     Pennsylvania                                                           5.9       7.2
     New York                                                               5.2       9.4

                                       20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INVESTMENT CONCENTRATION FOR COMMERCIAL MORTGAGE PORTFOLIOS AND OTHER INVESTMENT
INFORMATION

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage portfolio. No other state represented more than 5% of the portfolio at December 31, 2003:

     (% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)                  2003      2002
                                                                         ------    ------
     California                                                            14.3%     14.7%
     Illinois                                                               9.3       7.8
     Texas                                                                  7.9       7.3
     New Jersey                                                             6.2       6.5
     Florida                                                                5.7       6.7
     Pennsylvania                                                           5.6       6.0
     Georgia                                                                5.6       4.3
     New York                                                               5.2       5.6

     The types of properties collateralizing the commercial mortgage loans at December 31 are as follows:

     (% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)                  2003      2002
                                                                         ------    ------
     Office buildings                                                      31.7%     33.6%
     Warehouse                                                             24.4      20.8
     Retail                                                                22.0      19.5
     Apartment complex                                                     17.6      19.0
     Industrial                                                             1.6       1.8
     Other                                                                  2.7       5.3
                                                                          -----     -----
                                                                          100.0%    100.0%
                                                                          =====     =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2003 for loans that were not in foreclosure are as follows:

                                                                              NUMBER OF   CARRYING
     ($ IN MILLIONS)                                                            LOANS       VALUE    PERCENT
                                                                              ---------   --------   -------
     2004                                                                            22   $    239       3.8%
     2005                                                                            64        474       7.5
     2006                                                                            92        723      11.4
     2007                                                                           102        828      13.0
     2008                                                                            99        759      11.9
     Thereafter                                                                     503      3,331      52.4
                                                                              ---------   --------   -------
       Total                                                                        882   $  6,354     100.0%
                                                                              =========   ========   =======

     In 2003, $234 million of commercial mortgage loans were contractually due.
Of these, 97% were paid as due and 3% were refinanced at prevailing market terms. None were foreclosed or in the process of foreclosure, and none were in the process of refinancing or restructuring discussions.

     Included in fixed income securities are below investment grade assets totaling $3.69 billion and $3.66 billion at December 31, 2003 and 2002, respectively.

     At December 31, 2003, the carrying value of investments, excluding equity securities, that were non-income producing during 2003 was $13 million.

     At December 31, 2003, fixed income securities with a carrying value of $70 million were on deposit with regulatory authorities as required by law.

SECURITIES LENDING

     The Company participates in securities lending programs, primarily for investment yield enhancement purposes, with third parties, mostly large brokerage firms. At December 31, 2003 and 2002, fixed income securities with a carrying value of $949 million and $1.04 billion, respectively, were on loan under these agreements. In return, the

                                       21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $4 million, $5 million and $6 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

7. FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including DAC and reinsurance recoverables, net) and liabilities (including reserve for life-contingent contract benefits, contractholder funds pertaining to interest-sensitive life contracts and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as accrued investment income and cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS

     The carrying value and fair value of financial assets at December 31 are as follows:

                                                                  2003                    2002
                                                          ---------------------   ---------------------
                                                          CARRYING      FAIR      CARRYING      FAIR
     (IN MILLIONS)                                          VALUE       VALUE       VALUE       VALUE
                                                          ---------   ---------   ---------   ---------
     Fixed income securities                              $  51,578   $  51,578   $  44,805   $  44,805
     Mortgage loans                                           6,354       6,737       5,883       6,398
     Equity securities                                          164         164         183         183
     Short-term investments                                     765         765         839         839
     Policy loans                                               686         686         692         692
     Separate Accounts                                       13,425      13,425      11,125      11,125

     Fair values of publicly traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-publicly traded securities, primarily privately placed corporate obligations, is based on either widely accepted pricing valuation models, which use internally developed ratings and independent third party data (e.g., term structures and current publicly traded bond prices) as inputs, or independent third party pricing sources.
Equity securities are valued based principally on quoted market prices. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate accounts assets are carried in the Consolidated Statements of Financial Position at fair value based on quoted market prices.

FINANCIAL LIABILITIES

     The carrying value and fair value of financial liabilities at December 31 are as follows:

                                                                  2003                    2002
                                                          ---------------------   ---------------------
                                                          CARRYING      FAIR      CARRYING      FAIR
     (IN MILLIONS)                                          VALUE       VALUE       VALUE       VALUE
                                                          ---------   ---------   ---------   ---------
     Contractholder funds on investment contracts         $  38,365   $  36,974   $  32,781   $  32,175
     Long-term debt                                              45          45           -           -
     Security repurchase agreements                           1,918       1,918       1,236       1,236
     Separate Accounts                                       13,425      13,425      11,125      11,125

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities are valued at the

                                       22



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

account balance less surrender charges. Immediate annuities without life contingencies, GICs and funding agreements are valued at the present value of future benefits using current interest rates. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value.
Equity-indexed annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the consolidated financial statements.

     The fair value of long-term debt is determined using discounted cash flow calculations. Security repurchase agreements are valued at carrying value due to their short-term nature. Separate accounts liabilities are carried at the fair value of the underlying assets.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk) and in conjunction with asset/liability management. The Company does not buy, sell or hold these instruments for trading purposes.

     The following table summarizes the notional amounts, fair value and carrying value of the Company's derivative financial instruments at December 31, 2003:

                                                                                                CARRYING         CARRYING
                                                                     NOTIONAL       FAIR         VALUE            VALUE
(IN MILLIONS)                                                         AMOUNT      VALUE (1)    ASSETS (1)    (LIABILITIES) (1)
                                                                    ----------   ----------    ----------    ----------------
INTEREST RATE CONTRACTS
Interest rate swap agreements                                       $   10,423   $     (220)   $      (90)   $            (130)
Financial futures contracts                                                678           (1)            -                   (1)
Interest rate cap and floor agreements                                   4,675           84            54                   30
                                                                    ----------   ----------    ----------    -----------------
     Total interest rate contracts                                      15,776         (137)          (36)                (101)
                                                                    ----------   ----------    ----------    -----------------
EQUITY AND INDEX CONTRACTS
Options, financial futures, and warrants                                   829            -             3                   (3)
                                                                    ----------   ----------    ----------    -----------------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                                         1,689          454           436                   18
Foreign currency futures contracts                                           5            -             -                    -
                                                                    ----------   ----------    ----------    -----------------
Total foreign currency contracts                                         1,694          454           436                   18
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
Conversion options in fixed income securities                              429          147           147                    -
Equity-indexed options in life and annuity product contracts             1,297            9             -                    9
Forward starting options in annuity product contracts                    1,464           (2)            -                   (2)
Put options in variable product contracts                                   19            -             -                    -
Credit default swaps agreements                                             48           (1)           (1)                   -
                                                                    ----------   ----------    ----------    -----------------
     Total embedded derivative financial instruments                     3,257          153           146                    7
                                                                    ----------   ----------    ----------    -----------------
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Synthetic guaranteed investment contracts                                    1            -             -                    -
Reinsurance of guaranteed minimum income
  annuitization options in variable contracts                               34           28            28                    -
Forward contracts for TBA mortgage securities                              156           (1)            -                   (1)
                                                                    ----------   ----------    ----------    -----------------
  Total other derivative financial instruments                             191           27            28                   (1)
                                                                    ----------   ----------    ----------    -----------------
Total derivative financial instruments                              $   21,747   $      497    $      577    $             (80)
                                                                    ==========   ==========    ==========    =================

----------
(1)  Carrying value include the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income.

                                       23



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2002:

                                                                                                CARRYING         CARRYING
                                                                     NOTIONAL       FAIR         VALUE            VALUE
(IN MILLIONS)                                                         AMOUNT      VALUE (1)    ASSETS (1)    (LIABILITIES) (1)
                                                                    ----------   ----------    ----------    -----------------
INTEREST RATE CONTRACTS
Interest rate swap agreements                                       $    9,091   $     (307)   $      (42)   $            (265)
Financial futures contracts                                                384            -             -                    -
Interest rate cap and floor agreements                                   1,581           44             9                   35
                                                                    ----------   ----------    ----------    -----------------
     Total interest rate contracts                                      11,056         (263)          (33)                (230)
                                                                    ----------   ----------    ----------    -----------------
EQUITY AND INDEX CONTRACTS
Options, financial futures, and warrants                                 1,099            5            10                   (5)
                                                                    ----------   ----------    ----------    -----------------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                                         1,762          285           259                   26
Foreign currency futures                                                    11            -             -                    -
                                                                    ----------   ----------    ----------    -----------------
     Total foreign currency contracts                                    1,773          285           259                   26
                                                                    ----------   ----------    ----------    -----------------
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
Conversion options in fixed income securities                              480          122           122                    -
Equity-indexed options in life and annuity product contracts             1,119           32             -                   32
Forward starting options in annuity product contracts                    1,363           (3)            -                   (3)
Put options in variable product contracts                                   48            -             -                    -
Credit default swaps agreements                                             25           (2)           (2)                   -
                                                                    ----------   ----------    ----------    -----------------
     Total embedded derivative financial instruments                     3,035          149           120                   29
                                                                    ----------   ----------    ----------    -----------------
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Synthetic guaranteed investment contracts                                    6            -             -                    -
Reinsurance of guaranteed minimum income
  annuitization options in variable contracts                               32           29            29                    -
Forward contracts for TBA mortgage securities                                -            -             -                    -
                                                                    ----------   ----------    ----------    -----------------
  Total other derivative financial instruments                              38           29            29                    -
                                                                    ----------   ----------    ----------    -----------------
Total derivative financial instruments                              $   17,001   $      205    $      385    $            (180)
                                                                    ==========   ==========    ==========    =================

----------
(1)  Carrying value include the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income.

     The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements, and are not representative of the potential for gain or loss on these agreements.

     Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive (pay) to terminate the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer or exchange quotes. The fair value of non-exchange traded derivative contracts, including embedded derivative financial instruments subject to bifurcation, is based on either independent third party pricing sources or widely accepted pricing and valuation models which use independent third party data as inputs.

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The
Company uses master netting agreements for over-the-counter derivative transactions, including interest rate swap, foreign currency swap, interest rate cap, interest rate floor and credit default swap agreements. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of the agreements, collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2003, counterparties pledged $333 million in cash to the Company under these agreements. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives including futures and certain option contracts are traded on organized exchanges, which require margin

                                       24



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

deposits and guarantee the execution of trades, thereby mitigating any associated potential credit risk.

     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of freestanding derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The following table summarizes the counterparty credit exposure by counterparty credit rating at December 31, as it relates to interest rate swap, currency swap, interest rate cap, interest rate floor and credit default swap agreements.

($ IN MILLIONS)

                                     2003                                                2002
             ---------------------------------------------------   --------------------------------------------------
             NUMBER OF                               EXPOSURE,     NUMBER OF                              EXPOSURE,
             COUNTER-    NOTIONAL      CREDIT         NET OF        COUNTER-    NOTIONAL     CREDIT        NET OF
RATING (1)    PARTIES     AMOUNT     EXPOSURE(2)   COLLATERAL(2)    PARTIES     AMOUNT    EXPOSURE(2)   COLLATERAL(2)
----------   ---------   ---------   -----------   -------------   ---------   --------   -----------   -------------
   AAA               2   $   1,819   $         -   $           -           2   $  1,530   $         -   $           -
   AA                2       1,600           146              22           2      1,399            91              24
   AA-               4       4,539            19              19           5      3,209             -               -
   A+                6       6,783           233              25           6      5,580           135              10
    A                2       2,067             1               1           1        716             -               -
             ---------   ---------   -----------   -------------   ---------   --------   -----------   -------------
  Total             16   $  16,808   $       399   $          67          16   $ 12,434   $       226   $          34
             =========   =========   ===========   =============   =========   ========   ===========   =============

----------
(1) Rating is the lower of Standard & Poor's or Moody's ratings. (2) For each counterparty, only over-the-counter derivatives with a net
     positive market value are included.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit the risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

     The Company reclassified pretax net losses of $756 thousand and $259 thousand related to cash flow hedges to net income from accumulated other comprehensive income during 2003 and 2002, respectively. An estimated $1 million of pretax net gains will be released from accumulated other comprehensive income to net income during 2004.

                                       25



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table presents information about the nature and accounting treatment of the Company's primary derivative instruments. Included in the table is a description of the individual derivative instruments, the risk management strategies to which they relate, and the financial statement reporting for the derivative instruments in the Company's consolidated financial statements as of and for the periods ending December 31, 2003 and 2002. Amounts reported are in millions on a pre-tax basis.

                                                                                   ASSET / (LIABILITY)       INCOME / (EXPENSE)
                                 DESCRIPTION, RISK MANAGEMENT STRATEGY AND         ------------------------------------------------
   INSTRUMENT                          FINANCIAL STATEMENT REPORTING                 2003      2002       2003      2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE
CONTRACTS:
  INTEREST RATE     DESCRIPTION
  SWAP AGREEMENTS   Swap agreements are contracts that periodically exchange the difference between two designated sets of cash flows, (fixed to variable rate, variable to fixed rate, or variable to
                    variable rate) based upon designated market rates or rate
                    indices and a notional amount. Master netting agreements are used to minimize credit risk. In addition, when applicable, parties are required to post collateral. As of December 31,
                    2003, the Company pledged to counterparties $0.4 million of securities as collateral for over-the-counter instruments.
                    RISK MANAGEMENT STRATEGY
                    Primarily used to change the interest rate characteristics of existing assets or liabilities to facilitate
                    asset-liability management.
                    STATEMENT OF FINANCIAL POSITION - Fair values are reported as follows:
                         -    Other investments.                                   $    (90) $     (42)
                         -    Other liabilities and accrued expenses.                  (130)      (265)
                    -    When hedge accounting is applied, the carrying values
                         of the hedged items are adjusted for changes in the
                         fair value of the hedged risks. The fair value of
                         hedged risks are reported as follows:
                         -    Fixed income securities.                                  295        409
                         -    Mortgage loans.                                            56         62
                         -    Contractholder funds.                                    (103)      (141)
                    STATEMENT OF OPERATIONS
                    -    For hedge accounting, changes in fair value of the
                         instruments are matched together with changes in fair
                         value of the hedged risks and are reported as follows:
                         -    Net investment income.                                                    $    100  $   (390) $
(93)
                         -    Life and annuity contract benefits.                                            (38)       94       47
                    -    Hedge ineffectiveness is reported as realized capital
                         gains and losses.                                                                     9       (15)       6
                    -    When hedge accounting is not applied, changes in fair
                         value of the instruments and the periodic accrual and
                         settlements are reported in realized capital gains and
                         losses.                                                                               2        55
(2)
                    ---------------------------------------------------------------------------------------------------------------
FINANCIAL           DESCRIPTION
FUTURES             Financial futures contracts are commitments to purchase or
CONTRACTS           sell designated financial instruments at a future date for a specified price or yield. These contracts are traded on
                    organized exchanges and cash settle on a daily basis. The
                    exchange requires margin deposits as well as daily cash
                    settlements of margin. As of December 31, 2003, the Company pledged margin deposits in the form of marketable securities totaling $7 million.
                    RISK MANAGEMENT STRATEGIES
                    Generally used to manage interest rate risk related to fixed income securities and certain annuity contracts. Financial futures are also used to reduce interest rate risk related to forecasted purchases and sales of marketable investment securities.
                    STATEMENT OF FINANCIAL POSITION
                    Fair values are reported as follows:                           $      -  $       -
                         -    Other investments.                                         (1)         -
                         -    Other liabilities and accrued expenses.
                    STATEMENT OF OPERATIONS
                    Under non-hedge accounting, changes in fair value of the
                    instruments, some of which are recognized through daily cash settlements, are classified consistent with the risks being
                    economically hedged and are reported as follows:                                    $     10  $     (2) $
(3)
                         -    Realized capital gains and losses.                                               -        (1)       -
                         -    Life and annuity contract benefits.
                    ---------------------------------------------------------------------------------------------------------------

                                       26



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                   ASSET / (LIABILITY)       INCOME / (EXPENSE)
                                 DESCRIPTION, RISK MANAGEMENT STRATEGY AND         ------------------------------------------------
   INSTRUMENT                          FINANCIAL STATEMENT REPORTING                 2003      2002       2003      2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
  INTEREST RATE     DESCRIPTION
  CAP AND In exchange for a premium, these derivative contracts FLOOR provide the holder with the right to receive at a future AGREEMENTS date, the amount, if any, by which a specified market
                    interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount.
                    RISK MANAGEMENT STRATEGIES
                    Used to reduce exposure to rising or falling interest rates relative to certain existing assets and liabilities in
                    conjunction with asset-liability management.
                    STATEMENT OF FINANCIAL POSITION Fair values are reported as follows:
                         -    Other investments.                                   $     54  $       9
                         -    Other liabilities and accrued expenses.                    30         35
                    STATEMENT OF OPERATIONS
                    Under non-hedge accounting, changes in fair value of the
                    instruments and the periodic accruals and settlements are
                    reported in realized capital gains and losses.                                      $    (20) $     (5) $
(1)
-----------------------------------------------------------------------------------------------------------------------------------
EQUITY AND
INDEX
CONTRACTS:
  OPTIONS,          DESCRIPTION
  FINANCIAL         These indexed derivative instruments provide returns at
  FUTURES, AND      specified or optional dates based upon a specified index
  WARRANTS          applied to the instrument's notional amount. Index futures are traded on organized exchanges and cash settle on a daily basis. The exchange requires margin deposits as well as
                    daily cash settlements of margin. The Company pledged $35
                    million of securities in the form of margin deposits as of
                    December 31, 2003.
                    RISK MANAGEMENT STRATEGIES
                    Indexed instruments are primarily used to reduce the market risk associated with certain annuity and deferred
                    compensation liability contracts.
                    STATEMENT OF FINANCIAL POSITION Fair values are reported as follows:
                         -    Equity securities                                    $      2  $       8
                         -    Other investments.                                          1          2
                         -    Other liabilities and accrued expenses.                    (3)        (5)
                    STATEMENT OF OPERATIONS
                    Under non-hedge accounting, changes in fair values of the
                    instruments, some of which are recognized through daily cash settlements, are classified on one line consistent with the risk being economically hedged and reported as follows:
                         -    Life and annuity contract benefits.                                       $     80  $    (66) $
(56)
                         -    Realized capital gains and losses.                                               1         1        -
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN
CURRENCY
CONTRACTS:
  FOREIGN           DESCRIPTION
  CURRENCY          These derivative contracts involve the periodic exchange of
  SWAP              consideration based on relative changes in two designated
  AGREEMENTS        currencies and, if applicable, differences between fixed
                    rate and variable cash flows or two different variable cash flows, all based on a pre-determined notional amount.
                    RISK MANAGEMENT STRATEGIES
                    These agreements are entered into primarily to manage the
                    foreign currency risk associated with issuing foreign
                    currency denominated funding agreements. In addition to
                    hedging foreign currency risk, they may also change the
                    interest rate characteristics of the funding agreements for asset-liability management purposes.
                    STATEMENT OF FINANCIAL POSITION - Fair values are reported as follows:
                         -    Other investments.                                   $    436  $     259
                         -    Other liabilities and accrued expenses.                    18         26
                    -    Since hedge accounting is applied, the carrying value
                         of the hedged item, contractholder funds, is adjusted
                         for changes in the fair value of the hedged risk.             (447)      (285)
                    STATEMENT OF OPERATIONS
                    -    Under hedge accounting, changes in fair value of the
                         instruments are matched together with the changes in
                         fair values of the hedged risks and are reported in
                         life and annuity contract benefits.                                            $    171  $    263  $    22
                    -    Hedge ineffectiveness is reported in realized capital
                         gains and losses.                                                                     7         -        -
-----------------------------------------------------------------------------------------------------------------------------------

                                       27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                   ASSET / (LIABILITY)       INCOME / (EXPENSE)
                                 DESCRIPTION, RISK MANAGEMENT STRATEGY AND         ------------------------------------------------
  INSTRUMENT                           FINANCIAL STATEMENT REPORTING                 2003      2002       2003      2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
CONVERSION          DESCRIPTION
OPTIONS IN          These securities have embedded options, which provide the
FIXED INCOME        Company with the right to convert the instrument into a
SECURITIES          predetermined number of shares of common stock. Securities owned and subject to bifurcation include convertible bonds and convertible redeemable preferred stocks.
                    STATEMENT OF FINANCIAL POSITION
                    Fair value is reported together with the host contracts in
                    fixed income securities.                                       $    147  $     122
                    STATEMENT OF OPERATIONS
                    Changes in fair value are reported in realized capital gains
                    and losses.                                                                         $     22  $    (55) $
(70)
-----------------------------------------------------------------------------------------------------------------------------------
OTHER STATEMENT OF FINANCIAL POSITION DERIVATIVES - Fair values are reported as follows:
                         -    Fixed income securities.                             $     (1) $      (2)
                         -    Other assets.                                              28         29
                         -    Contractholder funds.                                     (21)         -
                    STATEMENT OF OPERATIONS
                    - Changes in fair value are reported as follows:
                         -    Realized capital gains and losses.                                        $     (2) $     (1) $
(1)
                         -    Life and annuity contract benefits.                                            (26)       86
(32)
-----------------------------------------------------------------------------------------------------------------------------------

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     The contractual amounts and fair values of off-balance-sheet financial instruments at December 31 are as follows:

                                                                2003                   2002
                                                        --------------------    --------------------
                                                        CONTRACTUAL    FAIR     CONTRACTUAL    FAIR
(IN MILLIONS)                                             AMOUNT       VALUE      AMOUNT       VALUE
                                                        -----------    -----    -----------   ------
Commitments to invest                                   $       118    $   -    $        51   $    -
Private placement commitments                                    43        -             69        -
Commitments to extend mortgage loans                             67        1             62        1
Credit guarantees                                                87        -             29       (1)

     Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

     Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The
Company regularly enters into these agreements in the normal course of business.
The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The
Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     Credit guarantees represent conditional commitments included in certain fixed income securities owned by the Company. These commitments provide for obligations to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of credit events for the referenced entities. The
Company enters into these transactions in order to achieve higher yields than direct investment in referenced entities. The fees for assuming the conditional commitments are reflected in the interest receipts reported in net investment income over the lives of the contracts. The fair value of the credit guarantees are estimates of the conditional commitments only and are calculated using quoted

                                       28



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

market prices or valuation models, which incorporate external market data.

     In the event of bankruptcy or other default of the referenced entities, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, is the fair value of the subject fixed income securities, which totaled $87 million at December 31, 2003. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current to their contractual terms at December 31, 2003.

8. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the reserve for life-contingent contract benefits consists of the following:

     (IN MILLIONS)                                                         2003        2002
                                                                         ---------   --------
     Immediate annuities:
       Structured settlement annuities                                   $   5,989   $  5,683
       Other immediate annuities                                             2,376      2,138
     Traditional Life                                                        1,822      1,692
     Other                                                                     293        220
                                                                         ---------   --------
     Total reserve for life-contingent contract benefits                 $  10,480   $  9,733
                                                                         =========   ========

     The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

                                                                         INTEREST             ESTIMATION
          PRODUCT                          MORTALITY                       RATE                 METHOD
--------------------------------   -----------------------------    -----------------    ---------------------
Structured settlement annuities    U.S. population with             Interest rate        Present value of
                                   projected calendar year          assumptions range    contractually
                                   improvements; age setbacks       from 5.5% to 11.7%   specified future
                                   for impaired lives grading to                         benefits
                                   standard

Other immediate annuities          1983 group annuity mortality     Interest rate        Present value of
                                   table                            assumptions range    expected future
                                                                    from 1.9% to 11.5%   benefits based on
                                                                                         historical experience

Traditional life                   Actual company experience        Interest rate        Net level premium
                                   plus loading                     assumptions range    reserve method
                                                                    from 4.0% to 11.3%   using the
                                                                                         Company's
                                                                                         withdrawal
                                                                                         experience rates

Other                              Actual company experience                             Unearned premium;
                                   plus loading                                          additional contract
                                                                                         reserves as for
                                                                                         traditional life

     To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for certain immediate annuities with life contingencies. A liability of $932 million and $797 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2003 and 2002, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

                                       29



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, contractholder funds consists of the following:

(IN MILLIONS)                                           2003         2002
                                                     ----------   ----------
Interest-sensitive life                              $    6,459   $    6,037
Investment contracts:
  Fixed annuities                                        28,524       23,781
  Guaranteed investment contracts                         1,066        1,903
  Funding agreements                                      7,250        5,199
  Other investment contacts                               1,615        1,938
                                                     ----------   ----------
   Total contractholder funds                        $   44,914   $   38,858
                                                     ==========   ==========

     The following table highlights the key contract provisions that determine contractholder funds:

         PRODUCT                           INTEREST RATE                  WITHDRAWAL/SURRENDER CHARGES
-------------------------------   ----------------------------------   ------------------------------------------
Interest-sensitive life           Interest rates credited range        Either a percentage of account balance or
                                  from 2.0% to 7.25%                   dollar amount grading off generally over
                                                                        20 years

Fixed annuities                   Interest rates credited range        Either a declining or a level percentage
                                  from 1.3% to 10.2% for               charge generally over nine years or less.
                                  immediate annuities and 0% to        Additionally, approximately 25% of fixed
                                  15.5% for fixed annuities (which     annuities are subject to market value
                                  include equity-indexed annuities     adjustment for discretionary withdrawals.
                                  whose returns are indexed to the
                                  S&P 500)

Guaranteed investment contracts   Interest rates credited range        Generally not subject to discretionary
                                  from 2.95% to 8.45%                  withdrawal

Funding agreements                Interest rates credited range        Not applicable
                                  from 1.1% to 7.1% (excluding
                                  currency-swapped medium-term
                                  notes)

Other investment contracts        Interest rates credited range        Not applicable
                                  from 1.0% to 7.9%

     Contractholder funds include funding agreements sold to VIEs issuing medium-term notes. The VIEs, Allstate Life Funding, LLC and Allstate Life Global
Funding II, are used exclusively for the Company's funding agreements supporting medium-term note programs.

     Contractholder funds activity for the years ended December 31 is as follows:

(IN MILLIONS)                                           2003         2002
                                                     ----------   ----------
Balance, beginning of year                           $   38,858   $   32,301
  Deposits                                                9,841        8,917
  Interest credited to contractholder funds               1,764        1,691
  Benefits and withdrawals                               (2,692)      (2,522)
  Maturities of institutional products                   (2,163)      (1,056)
  Contract charges                                         (561)        (520)
  Transfers (to) from Separate Accounts                    (416)        (474)
  Fair value adjustments for institutional products         131          363
  Other adjustments                                         152          158
                                                     ----------   ----------
Balance, end of year                                 $   44,914   $   38,858
                                                     ==========   ==========

9. REINSURANCE

     The Company reinsures certain of its risks to other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. These agreements result in the passing of the agreed-upon percentage of risk to the

                                       30



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

     For discussion of reinsurance agreements with related parties, see Note 5.

     The Company ceded 90%, 80% or 60% of the mortality risk on certain life policies, depending upon the issue year and product, to a pool of fourteen unaffiliated reinsurers. In November 1998, the Company began ceding mortality risk on new business in excess of $2 million per life for individual coverage.
For business sold prior to November 1998, the Company ceded mortality risk in excess of $1 million per life for individual coverage. As of December 31, 2003, $176.91 billion of life insurance in force was ceded to other companies.

     The Company had a contract to assume 100% of all insurance written by Sears
Life Insurance Company ("SLIC"). This agreement was terminated effective
December 31, 2003. The Company assumed $85 million, $76 million and $64 million in premiums from SLIC for the years ended December 31, 2003, 2002 and 2001, respectively.

     On January 2, 2001, the Company acquired blocks of business from American
Maturity via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities.
The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life contingent contract benefits and contractholder funds.

     In addition, the Company has a modified coinsurance contract with Alpine to cede 50% of certain variable annuity business issued on or after May 1, 1999 under a distribution agreement with PNC. This agreement is continuous but may be terminated by either party with 120 days notice.

     The Company has entered into reinsurance agreements in conjunction with the disposition of certain blocks of business.

     The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
PREMIUMS AND CONTRACT CHARGES
Direct                                                    $    2,140    $    2,150    $    2,085
Assumed
  Affiliate                                                       19            43            41
  Non-affiliate                                                   90            76            64
Ceded--non-affiliate                                            (418)         (393)         (323)
                                                          ----------    ----------    ----------
  Premiums and contract charges, net of reinsurance       $    1,831    $    1,876    $    1,867
                                                          ==========    ==========    ==========

     The effects of reinsurance on contract benefits for the years ended
December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
CONTRACT BENEFITS
Direct                                                    $    1,880    $    1,881    $    1,693
Assumed
  Affiliate                                                        4            11            36
  Non-affiliate                                                   47            38            33
Ceded--non-affiliate                                            (336)         (387)         (277)
                                                          ----------    ----------    ----------
  Contract benefits, net of reinsurance                   $    1,595    $    1,543    $    1,485
                                                          ==========    ==========    ==========

     Reinsurance recoverables, net in the Company's Consolidated Statements of Financial Position were $1.19 billion and $1.05 billion, at December 31, 2003 and 2002, respectively. The reinsurance recoverable and reinsurance payable balances pertaining to related party reinsurance agreements were not material at December 31, 2003 and 2002. No single reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

                                       31



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. DEFERRED POLICY ACQUISITION COSTS

     Deferred policy acquisition costs for the years ended December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
BALANCE, BEGINNING OF YEAR                                $    2,915    $    2,997    $    2,926
Acquisition costs deferred                                       732           666           637
Amortization charged to income                                  (479)         (418)         (365)
Effect of unrealized gains and losses                             34          (330)         (201)
                                                          ----------    ----------    ----------
BALANCE, END OF YEAR                                      $    3,202    $    2,915    $    2,997
                                                          ==========    ==========    ==========

     Amortization charged to income includes $46 million, $2 million and $17 million in 2003, 2002 and 2001, respectively, due to realized capital gains and losses.

11. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

     The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $2 million, $2 million and $3 million in 2003, 2002 and 2001, respectively.

     Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 2003 are as follows:

(IN MILLIONS)

     2004                                      $       1
     2005                                              1
     2006                                              -
     2007                                              -
     2008                                              -
     Thereafter                                        -
                                               ---------
                                               $       2
                                               =========

GUARANTY FUNDS

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

GUARANTEES

     The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the referenced entities. Additionally, the Company has written credit default swaps that obligate the Company to make a payment upon the occurrence of specified credit events. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities and written credit default swaps, as measured by the par value and notional value, respectively, was $132 million at December 31, 2003. The obligations associated with these fixed income securities and written credit default swaps expire at various times during the next seven years.

     Lincoln Benefit Life Company ("LBL"), a wholly owned subsidiary of ALIC, has issued universal life insurance contracts to third parties who finance the premium payments on the universal life insurance contracts through a commercial paper program. LBL has issued a repayment guarantee on the outstanding commercial paper balance that is fully collateralized by the cash surrender value of the universal life insurance contracts. At December 31, 2003, the amount due under the commercial paper program is $300 million and the cash surrender value of the policies is $306 million. The repayment guarantee expires
April 30, 2006.

     In the normal course of business, the Company provides standard indemnifications to counterparties in contracts in connection with numerous transactions, including indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits.
The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not

                                       32



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Because the obligated amounts of the indemnifications are not explicitly stated in many cases, the maximum amount of the obligation under such indemnifications is not determinable.
Historically, the Company has not made any material payments pursuant to these obligations.

     Pursuant to their respective bylaws, the Company and its subsidiaries indemnify their respective directors, officers and other individuals serving at the request of the Company as a director or officer or in a similar capacity in another entity for liabilities and expenses arising from litigation in specified circumstances. Since these indemnifications are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnifications.

     The aggregate liability balance related to all guarantees was not material as of December 31, 2003.

REGULATION

     The Company is subject to changing social, economic and regulatory conditions. Recent state and federal regulatory initiatives and proceedings have included efforts to remove barriers preventing banks from engaging in the securities and insurance businesses, change tax laws affecting the taxation of insurance companies and the tax treatment of insurance products or competing non-insurance products that may impact the relative desirability of various personal investment products and otherwise expand overall regulation of insurance products and the insurance industry. The ultimate changes and eventual effects of these initiatives on the Company's business, if any, are uncertain.

LEGAL PROCEEDINGS

     Legal proceedings involving Allstate agencies and AIC may impact the Company, even when the Company is not directly involved, because the Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, information about the more significant of these proceedings is provided below.

     AIC is defending various lawsuits involving worker classification issues.
These lawsuits include a number of putative class actions and one certified class action challenging the overtime exemption claimed by AIC under the Fair
Labor Standards Act or state wage and hour laws. These class actions mirror similar lawsuits filed recently against other carriers in the industry and other employers. A putative nationwide class action filed by former employee agents also includes a worker classification issue; these agents are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. AIC has been vigorously defending these and various other worker classification lawsuits. The outcome of these disputes is currently uncertain.

     AIC is also defending certain matters relating to its agency program reorganization announced in 1999. These matters include an investigation by the U.S. Department of Labor and a lawsuit filed in December 2001 by the U.S. Equal
Employment Opportunity Commission ("EEOC") with respect to allegations of retaliation under the Age Discrimination in Employment Act, the Americans with Disabilities Act and Title VII of the Civil Rights Act of 1964. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, breach of contract and age discrimination. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. In addition, AIC is defending certain matters relating to its life agency program reorganization announced in 2000. These matters include an investigation by the EEOC with respect to allegations of age discrimination and retaliation. AIC is cooperating fully with the agency investigation and will continue to vigorously defend these and other claims related to the life agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is defending various lawsuits and regulatory proceedings that allege that it engaged in business or sales practices inconsistent with state or federal law. The Company has been vigorously defending these matters, but their outcome is currently uncertain.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts. This litigation is based on a variety of issues including insurance and claim settlement practices.
The outcome of these disputes is currently unpredictable. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of

                                       33



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

12. INCOME TAXES

     ALIC and its eligible domestic subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing
Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life
Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return. Certain domestic subsidiaries are not eligible to join in the consolidated federal income tax return and file separate tax returns.

     The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 1996 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

     The components of the deferred income tax assets and liabilities at December 31 are as follows:

(IN MILLIONS)                                           2003         2002
                                                     ----------   ----------
DEFERRED ASSETS
Life and annuity reserves                            $      666   $      601
Other assets                                                150          185
                                                     ----------   ----------
  Total deferred assets                                     816          786
DEFERRED LIABILITIES
Deferred policy acquisition costs                        (1,003)        (938)
Unrealized net capital gains                               (567)        (566)
Other liabilities                                           (25)          10
                                                     ----------   ----------
  Total deferred liabilities                             (1,595)      (1,494)
                                                     ----------   ----------
   Net deferred liability                            $     (779)  $     (708)
                                                     ==========   ==========

     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved. There were no valuation allowances on deferred tax assets at December 31, 2003 and 2002.

     The components of income tax expense for the years ended December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
Current                                                   $       86    $      142    $      156
Deferred                                                          76           (85)           23
                                                          ----------    ----------    ----------
Total income tax expense                                  $      162    $       57    $      179
                                                          ==========    ==========    ==========

     The Company paid income taxes of $161 million, $116 million and $116 million in 2003, 2002 and 2001, respectively. The Company had a current income tax asset of $24 million and a current income tax liability of $50 million at December 31, 2003 and 2002, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                                             2003          2002          2001
                                                          ----------    ----------    ----------
Statutory federal income tax rate                               35.0%         35.0%         35.0%
Adjustment to prior year tax liabilities                         2.4         (12.9)            -
Dividends received deduction                                    (2.6)         (4.0)         (2.4)
Other                                                            1.1           0.9          (0.2)
                                                          ----------    ----------    ----------
  Effective income tax rate                                     35.9%         19.0%         32.4%
                                                          ==========    ==========    ==========

                                       34



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Adjustments for prior year tax liabilities were an increase in expense of $11 million and a decrease in expense of $39 million in 2003 and 2002, respectively, which primarily resulted from Internal Revenue Service developments and reconciliation of deferred taxes.

     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2003, approximately $94 million, will result in federal income taxes payable of $33 million if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

13. CAPITAL STRUCTURE

DEBT OUTSTANDING

     The Company was determined to be the primary beneficiary of a previously unconsolidated structured investment security considered a VIE under FIN 46. As a result, the VIE was consolidated in 2003 resulting in an increase in debt of $45 million in the consolidated financial statements. The underlying debt of the structured investment security VIE is zero coupon and matures in 2007.

PREFERRED STOCK

     The Company has one series of non-voting, redeemable preferred stock.
Redeemable preferred stock--Series A was issued to The Northbrook Corporation, a subsidiary of AIC, which is redeemable at the option of the Company at any time five years after the issuance date at a price of $100 per share plus cumulative accrued and unpaid dividends. If the Company is liquidated or dissolved, holders of the preferred stock will be entitled to payments of $100 per share plus cumulative accrued and unpaid dividends.

     For redeemable preferred stock--Series A, the Company's Board of Directors declares and pays a cash dividend from time to time, but not more frequently than quarterly. The dividend is based on the three month LIBOR rate. Dividends of $2 million, $3 million and $5 million were paid during 2003, 2002, and 2001, respectively. There were no accrued and unpaid dividends for Series A preferred stock at December 31, 2003.

     Redeemable preferred stock--Series A subscriptions receivable resulted from the Company's issuance of additional shares to The Northbrook Corporation in return for $14 million in cash, which was received on January 14, 2002.

     On December 28, 2001 AIC made a capital contribution to ALIC of all of the issued and outstanding ALIC Redeemable preferred stock--Series B, resulting in an increase in additional capital paid-in of $117 million.

     For redeemable preferred stock--Series B, cash dividends of 6.9% per annum were payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends of $8 million were paid during 2001.

                                       35



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. STATUTORY FINANCIAL INFORMATION

     The following table reconciles consolidated net income for the years ended
December 31, and consolidated shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of ALIC and its insurance subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                                     NET INCOME                    SHAREHOLDER'S EQUITY
                                                       --------------------------------------    ------------------------
(IN MILLIONS)                                             2003          2002          2001          2003          2002
                                                       ----------    ----------    ----------    ----------    ----------
Balance per GAAP                                       $      278    $      245    $      368    $    6,429    $    6,362
Undistributed net income of certain subsidiaries               (3)           18             7             -             -
Unrealized gain/loss on fixed income securities                 -             -             -        (3,253)       (3,082)
Deferred policy acquisition costs                            (250)         (248)         (291)       (3,202)       (2,915)
Deferred income taxes                                          75             7            18           980         1,325
Employee benefits                                              25             6             8            20           (18)
Reserves and non-admitted assets                              397            46           112         1,932         1,255
Separate Accounts                                               -             -             -           401           396
Other                                                          87            42             5           253           (78)
                                                       ----------    ----------    ----------    ----------    ----------
Balance per statutory accounting practices             $      609    $      116    $      227    $    3,560    $    3,245
                                                       ==========    ==========    ==========    ==========    ==========

     ALIC and each of its insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile.
Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules.
Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual ("Codification"), subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director.

DIVIDENDS

     The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements of ALIC, receipt of dividends from its subsidiaries and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

     In the twelve-month period beginning January 1, 2003, ALIC paid dividends of $201 million, which was less than the maximum amount allowed under Illinois insurance law without the prior approval of the Illinois Department of Insurance
("IL DOI") based on 2002 formula amounts. Based on 2003 ALIC statutory net income, the maximum amount of dividends ALIC will be able to pay without prior
IL DOI approval at a given point in time during 2004 is $551 million, less dividends paid during the preceding twelve months measured at that point in time.

RISK-BASED CAPITAL

     The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December
31, 2003, RBC for ALIC and each of its insurance subsidiaries was above levels that would require regulatory action.

15. BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

     Defined benefit pension plans, sponsored by AIC, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. A cash balance formula was added to the Allstate Retirement
Plan effective January 1, 2003. All eligible employees hired before August 1,
2002 were provided with a one-time opportunity to choose between the cash

                                       36



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

balance formula and the final average pay formula. The cash balance formula applies to all eligible employees hired after August 1, 2002. AIC's funding policy for the pension plans is to make annual contributions in accordance with regulations under the Internal Revenue Code and in accordance with generally accepted actuarial principles. The allocated cost to the Company included in net income for the pension plans in 2003 and 2002 was $22 million and $11 million, respectively, while the allocated benefit to the Company included in net income in 2001 was $1 million.

     AIC also provides certain health care and life insurance subsidies for employees hired before January 1, 2003 when they retire. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans in accordance with the plan's participation requirements. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $6 million, $6 million and $5 million for postretirement benefits other than pension plans in 2003, 2002 and 2001, respectively.

PROFIT SHARING PLANS

     Employees of AIC are eligible to become members of The Savings and Profit
Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance. The Company's allocation of profit sharing expense from the Corporation was $13 million, $15 million, and $5 million in 2003, 2002 and 2001, respectively.

16. OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

                                                  2003                          2002                          2001
                                        ---------------------------   ---------------------------   ---------------------------
(IN MILLIONS)                           PRETAX    TAX     AFTER-TAX   PRETAX    TAX     AFTER-TAX   PRETAX    TAX     AFTER-TAX
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
UNREALIZED CAPITAL GAINS AND LOSSES
Unrealized holding gains (losses)
  arising during the period             $  (46)  $   16   $     (30)  $  167   $  (58)  $     109   $ (109)  $   38   $     (71)
Less: reclassification adjustment          (43)      15         (28)    (479)     168        (311)    (232)      81        (151)
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Unrealized net capital gains (losses)       (3)       1          (2)     646     (226)        420      123      (43)         80

Cumulative effect of change in
  accounting for derivative and
  embedded derivative financial
  instruments                                -        -           -        -        -           -       (1)       -          (1)
Net gains (losses) on derivatives
  arising during the period                  -        -           -       (6)       2          (4)      (1)       -          (1)
Less: reclassification adjustment
  for derivative instruments                (5)       2          (3)       -        -           -        4       (2)          2
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Net gains (losses) on derivative
  instruments                                5       (2)          3       (6)       2          (4)      (6)       2          (4)
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Unrealized net capital gains (losses)
  and net gains (losses) on derivative
  instruments                                2       (1)          1      640     (224)        416      117      (41)         76

UNREALIZED FOREIGN CURRENCY
  TRANSLATION ADJUSTMENTS                    -        -           -       (1)       -          (1)       3       (1)          2
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Other comprehensive income              $    2   $   (1)  $       1   $  639   $ (224)  $     415   $  120   $  (42)  $      78
                                        ======   ======   =========   ======   ======   =========   ======   ======   =========

                                       37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. QUARTERLY RESULTS (UNAUDITED)

                                                 FIRST QUARTER       SECOND QUARTER      THIRD QUARTER       FOURTH QUARTER
                                              -------------------   -----------------  ------------------   -----------------
(IN MILLIONS)                                   2003       2002      2003      2002     2003       2002      2003      2002
                                              ---------   -------   -------   -------  -------   --------   --------  -------
Revenues                                      $   1,244   $ 1,069   $ 1,143   $ 1,193  $ 1,203   $  1,002   $  1,239  $ 1,168
Income before cumulative effect of
  change in accounting principle, after-tax          39        87        85       107      119          4         48       47
Net income                                           39        87        85       107      119          4         35       47

                                       38

                             ---------------------------------------------------
                             ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
                             AND FOR THE PERIODS ENDED DECEMBER 31, 2003
                             AND DECEMBER 31, 2002, AND INDEPENDENT
                             AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Financial Advisors Separate Account I (the "Account") as of December 31, 2003, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2003 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Financial Advisors Separate Account I as of December 31, 2003, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Account merged with Northbrook Life Variable Annuity Account and Northbrook Life Variable Annuity Account II on January 1, 2003. The 2002 statements of changes in net assets of the Account were restated to reflect the combination.


/s/ Deloitte & Touche LLP

Chicago, Illinois
April 12, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 AIM Variable      AIM Variable    AIM Variable     AIM Variable      AIM Variable     AIM Variable
                                   Insurance        Insurance       Insurance        Insurance         Insurance        Insurance
                                     Funds            Funds           Funds            Funds             Funds            Funds
                                  Sub-Account      Sub-Account     Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   AIM V. I.                                         AIM V. I.                          AIM V. I.
                                    Capital         AIM V. I.     AIM V. I. Dent    Diversified        AIM V. I.      International
                                 Appreciation      Core Equity     Demographics        Income           Growth           Growth
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    33,541,482  $     2,904,307  $        12,782  $     1,488,943  $    17,975,174  $     1,312,582
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    33,541,482  $     2,904,307  $        12,782  $     1,488,943  $    17,975,174  $     1,312,582
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    33,506,680  $     2,904,307  $        12,782  $     1,488,943  $    17,938,497  $     1,312,582
Contracts in payout
   (annuitization) period                34,802                -                -                -           36,677                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    33,541,482  $     2,904,307  $        12,782  $     1,488,943  $    17,975,174  $     1,312,582
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      1,576,197          138,697            2,453          168,814        1,212,082           81,832
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    35,590,905  $     3,118,157  $        12,643  $     1,558,102  $    20,117,962  $     1,442,104
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.44  $          8.01  $         11.27  $         11.00  $          4.18  $          8.50
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.48  $          8.15  $         11.27  $         11.09  $         10.13  $          8.65
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Alliance         Alliance
                                                   AIM Variable    AIM Variable     AIM Variable       Bernstein        Bernstein
                                 AIM Variable       Insurance       Insurance        Insurance          Variable         Variable
                                   Insurance          Funds           Funds            Funds            Product          Product
                                     Funds          Series II       Series II        Series II        Series Fund      Series Fund
                                  Sub-Account      Sub-Account     Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                    AIM V. I.                                            Alliance
                                                                     Capital         AIM V. I.          Alliance        Bernstein
                                   AIM V. I.        AIM V. I.      Appreciation       Premier          Bernstein         Growth &
                                 Premier Equity   Basic Value II        II           Equity II           Growth           Income
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,863,113  $   207,152,036
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,863,113  $   207,152,036
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,827,327  $   207,134,645
Contracts in payout
   (annuitization) period                     -                -                -                -           35,786           17,391
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,863,113  $   207,152,036
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,539,998          696,139          217,020          117,086        2,021,771        9,581,500
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    60,906,676  $     6,717,169  $     4,257,608  $     2,177,491  $    32,528,814  $   196,616,219
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.81  $         12.81  $         12.16  $         11.68  $          5.57  $          9.33
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.02  $         12.92  $         12.27  $         11.78  $         12.48  $         12.31
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                   Alliance         Alliance
                                   Bernstein        Bernstein         Fidelity         Fidelity         Fidelity         Fidelity
                                   Variable          Variable         Variable         Variable         Variable         Variable
                                    Product          Product         Insurance        Insurance        Insurance        Insurance
                                  Series Fund      Series Fund     Products Fund    Products Fund    Products Fund    Products Fund
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                     Alliance
                                   Alliance         Bernstein
                                   Bernstein        Small Cap                                           VIP High
                                 Premier Growth       Value        VIP Contrafund     VIP Growth         Income       VIP Index 500
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    42,433,191  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    42,433,191  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    42,431,935  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
Contracts in payout
   (annuitization) period                 1,256                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    42,433,191  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      1,989,367          940,591          263,969          162,722          210,221           55,350
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    49,085,029  $    12,079,845  $     5,416,030  $     5,691,241  $     1,370,690  $     6,781,508
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.27  $         13.52  $         10.28  $          7.90  $          8.55  $          8.31
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.51  $         13.64  $         10.46  $          8.04  $          8.70  $          8.46
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Fidelity         Fidelity         Fidelity
                                                                     Variable         Variable         Variable        Franklin
                                   Fidelity          Fidelity        Insurance        Insurance        Insurance       Templeton
                                   Variable          Variable      Products Fund    Products Fund    Products Fund      Variable
                                   Insurance        Insurance         (Service         (Service         (Service       Insurance
                                 Products Fund    Products Fund       Class 2)         Class 2)         Class 2)     Products Trust
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        VIP         VIP Investment                      Franklin
                                                                   Equity-Income      Grade Bond      VIP Overseas     Growth and
                                 VIP Investment                       (Service         (Service         (Service         Income
                                   Grade Bond      VIP Overseas       Class 2)         Class 2)         Class 2)       Securities
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        371,419          114,441               94            1,851              444           53,068
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     4,771,416  $     1,777,535  $         1,939  $        24,334  $         6,178  $       697,719
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         13.17  $          8.87  $         11.44  $         11.15  $         12.14  $         13.38
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         13.41  $          9.03  $         11.44  $         11.15  $         12.14  $         13.48
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                   Franklin         Franklin        Franklin          Franklin
                                   Templeton        Templeton       Templeton         Templeton          Janus
                                   Variable          Variable        Variable          Variable       Aspen Series        Lazard
                                   Insurance        Insurance       Insurance         Insurance         (Service        Retirement
                                 Products Trust   Products Trust  Products Trust    Products Trust      Shares)        Series, Inc.
                                  Sub-Account      Sub-Account     Sub-Account       Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   Franklin                          Templeton                       International
                                   Small Cap                        Developing        Templeton          Value
                                     Value        Mutual Shares      Markets           Foreign          (Service         Emerging
                                  Securities        Securities      Securities        Securities        Shares)          Markets
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         26,735           57,534           10,506           29,170            2,761              683
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       307,188  $       803,482  $        64,004  $       331,537  $        30,494  $         4,440
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         14.48  $         12.61  $         16.80  $         13.52  $         13.42  $         17.68
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.65  $         12.77  $         16.98  $         13.68  $         13.42  $         17.68
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 LSA Variable     LSA Variable     LSA Variable      LSA Variable    LSA Variable     LSA Variable
                                 Series Trust     Series Trust     Series Trust      Series Trust    Series Trust     Series Trust
                                  Sub-Account      Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                 LSA Aggressive                        LSA                            LSA Capital          LSA
                                     Growth        LSA Balanced     Basic Value     LSA Blue Chip    Appreciation    Capital Growth
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     7,698,207  $     6,084,961  $     2,523,457  $     2,239,215  $     2,761,516  $     4,431,834
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     7,698,207  $     6,084,961  $     2,523,457  $     2,239,215  $     2,761,516  $     4,431,834
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     5,473,823  $         8,779  $         8,139  $        16,300  $        16,516  $         1,494
Contracts in payout
   (annuitization) period                 1,884                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                            2,222,500        6,076,182        2,515,318        2,222,915        2,745,000        4,430,340
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     7,698,207  $     6,084,961  $     2,523,457  $     2,239,215  $     2,761,516  $     4,431,834
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        865,940          593,655          250,841          251,880          301,805          520,168
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     6,902,450  $     5,938,281  $     2,507,380  $     2,516,133  $     3,016,462  $     5,213,891
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          9.85  $         10.43  $         11.62  $         10.06  $         11.44  $          9.99
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.59  $         10.43  $         11.62  $         10.06  $         11.44  $          9.99
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       MFS Variable
                                 LSA Variable     LSA Variable     LSA Variable     LSA Variable     LSA Variable       Insurance
                                 Series Trust     Series Trust     Series Trust     Series Trust     Series Trust         Trust
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                      LSA
                                  Diversified      LSA Emerging         LSA              LSA              LSA
                                    Mid Cap       Growth Equity    Equity Growth    Mid Cap Value     Value Equity       MFS Bond
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     3,242,984  $     4,294,714  $     3,908,673  $     3,436,611  $     5,998,238  $     2,793,304
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     3,242,984  $     4,294,714  $     3,908,673  $     3,436,611  $     5,998,238  $     2,793,304
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $        10,780  $         8,379  $         9,173  $         2,411  $         7,079  $     2,793,304
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                            3,232,204        4,286,335        3,899,500        3,461,200        5,991,159                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     3,242,984  $     4,294,714  $     3,908,673  $     3,463,611  $     5,998,238  $     2,793,304
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        301,673          617,944          523,249          261,602          564,806          229,147
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     3,015,816  $     6,201,115  $     5,233,736  $     2,649,012  $     5,723,630  $     2,646,187
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         12.38  $         10.91  $          9.33  $         15.04  $         10.90  $         13.15
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         12.38  $         10.91  $          9.33  $         15.04  $         10.90  $         13.38
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    MFS Variable     MFS Variable
                                                                                      Insurance        Insurance     Morgan Stanley
                                 MFS Variable      MFS Variable     MFS Variable        Trust            Trust          Variable
                                   Insurance        Insurance        Insurance         (Service         (Service       Investment
                                     Trust            Trust            Trust            Class)           Class)          Series
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                       MFS New
                                                                                      Discovery      MFS Utilities
                                      MFS         MFS Investors       MFS New          (Service         (Service       Aggressive
                                  High Income         Trust          Discovery          Class)           Class)          Equity
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,215,397
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,215,397
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,184,924
Contracts in payout
   (annuitization) period                     -                -                -                -                -           30,473
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,215,397
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         78,516          146,774          237,469              367                7        4,053,971
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       738,760  $     2,533,352  $     3,426,111  $         5,230  $           103  $    53,361,713
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.93  $          7.94  $         12.35  $         11.34  $         10.21  $          6.08
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.12  $          8.08  $         12.57  $         11.34  $         10.21  $          9.41
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                    Variable         Variable         Variable         Variable         Variable         Variable
                                   Investment       Investment       Investment       Investment       Investment      Investment
                                     Series           Series           Series           Series           Series          Series
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                         Global
                                    Dividend                          European          Global          Dividend
                                     Growth           Equity           Growth         Advantage          Growth         High Yield
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   820,639,080  $   588,664,393  $   187,302,093  $    24,223,535  $   209,033,340  $    54,253,596
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $   820,639,080  $   588,664,393  $   187,302,093  $    24,223,535  $   209,033,340  $    54,253,596
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $   816,154,512  $   586,619,553  $   186,732,734  $    24,187,535  $   208,183,909  $    54,021,272
Contracts in payout
   (annuitization) period             4,484,568        2,044,840          569,359           36,000          849,431          232,324
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $   820,639,080  $   588,664,393  $   187,302,093  $    24,223,535  $   209,033,340  $    54,253,596
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     60,474,508       27,065,030       11,296,869        3,318,292       16,369,095       45,977,624
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $ 1,705,183,482  $   872,305,459  $   187,940,941  $    29,392,067  $   198,508,842  $    91,709,654
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          9.41  $          6.20  $          7.33  $          6.40  $         10.28  $          4.25
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         35.09  $         79.71  $         34.14  $          7.59  $         19.91  $         15.42
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                    Variable         Variable         Variable         Variable         Variable         Variable
                                   Investment       Investment       Investment       Investment       Investment       Investment
                                     Series           Series           Series           Series           Series           Series
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                      Limited                                            Quality
                                 Income Builder    Information        Duration       Money Market    Pacific Growth    Income Plus
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    49,256,169  $     4,836,908  $    61,419,633  $   237,222,386  $    22,979,375  $   340,872,162
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    49,256,169  $     4,836,908  $    61,419,633  $   237,222,386  $    22,979,375  $   340,872,162
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    49,184,578  $     4,836,908  $    61,413,487  $   235,834,985  $    22,924,701  $   337,907,871
Contracts in payout
   (annuitization) period                71,591                -            6,146        1,387,401           54,674        2,964,291
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    49,256,169  $     4,836,908  $    61,419,633  $   237,222,386  $    22,979,375  $   340,872,162
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      4,485,990        1,007,689        6,135,828      237,222,386        5,773,712       31,768,142
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    48,803,364  $     4,508,304  $    62,154,031  $   237,222,386  $    25,016,909  $   334,164,351
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.81  $          4.60  $         10.68  $          9.86  $          3.92  $         11.10
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.43  $         11.46  $         11.69  $         23.04  $          8.14  $         30.92
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   Morgan Stanley    Morgan Stanley   Morgan Stanley
                                                                                      Variable          Variable         Variable
                                Morgan Stanley   Morgan Stanley    Morgan Stanley    Investment        Investment       Investment
                                   Variable         Variable          Variable         Series            Series           Series
                                  Investment       Investment        Investment       (Class Y          (Class Y         (Class Y
                                    Series           Series            Series          Shares)           Shares)          Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                      Aggressive         Dividend
                                                                                        Equity            Growth           Equity
                                                                                       (Class Y          (Class Y         (Class Y
                                S&P 500 Index      Strategist        Utilities         Shares)           Shares)          Shares)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   127,914,358  $   366,548,791  $   165,008,970  $    25,091,166  $   114,227,344  $    98,664,916
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $   127,914,358  $   366,548,791  $   165,008,970  $    25,091,166  $   114,227,344  $    98,664,916
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $   127,603,974  $   364,834,431  $   163,698,443  $    25,089,281  $   114,219,360  $    98,659,999
Contracts in payout
   (annuitization) period               310,384        1,714,360        1,310,527            1,885            7,984            4,917
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $   127,914,358  $   366,548,791  $   165,008,970  $    25,091,166  $   114,227,344  $    98,664,916
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     12,577,616       23,894,967       13,169,112        2,544,743        8,430,062        4,542,584
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $   127,958,702  $   352,667,539  $   207,882,136  $    25,786,456  $   108,015,454  $   113,156,292
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          7.44  $          9.25  $          6.37  $          5.85  $          9.26  $          5.89
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $          9.86  $         37.78  $         22.34  $         12.23  $         12.26  $         11.88
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                   Variable         Variable         Variable         Variable         Variable         Variable
                                  Investment        Investment       Investment       Investment       Investment       Investment
                                    Series            Series           Series           Series           Series           Series
                                   (Class Y          (Class Y         (Class Y         (Class Y         (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)          Shares)          Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   European           Global           Global
                                    Growth          Advantage     Dividend Growth     High Yield     Income Builder    Information
                                   (Class Y          (Class Y         (Class Y         (Class Y         (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)          Shares)          Shares)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,028,213
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,028,213
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,025,701
Contracts in payout
   (annuitization) period                     -                -                -                -                -            2,512
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,028,213
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,168,785        1,264,675        3,681,374       28,649,574        3,713,021        2,731,282
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    35,505,554  $     9,950,092  $    40,722,297  $    34,626,533  $    37,716,287  $    12,270,485
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          7.19  $          6.27  $         10.07  $          5.11  $         10.19  $          4.55
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         12.69  $         12.60  $         12.97  $         12.03  $         11.67  $         14.96
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                   Variable         Variable         Variable         Variable         Variable         Variable
                                  Investment        Investment       Investment      Investment       Investment       Investment
                                    Series            Series           Series          Series           Series           Series
                                   (Class Y          (Class Y         (Class Y        (Class Y         (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)          Shares)          Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                    Limited                                            Quality
                                   Duration        Money Market    Pacific Growth    Income Plus      S&P 500 Index      Strategist
                                   (Class Y          (Class Y         (Class Y         (Class Y          (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)           Shares)          Shares)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   120,622,818  $    90,996,494  $     7,364,292  $   136,406,124  $   127,060,639  $    87,272,377
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $   120,622,818  $    90,996,494  $     7,364,292  $   136,406,124  $   127,060,639  $    87,272,377
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $   120,622,818  $    90,996,494  $     7,364,292  $   136,145,839  $   127,060,639  $    87,244,393
Contracts in payout
   (annuitization) period                     -                -                -          260,285                -           27,984
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $   120,622,818  $    90,996,494  $     7,364,292  $   136,406,124  $   127,060,639  $    87,272,377
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     12,062,282       90,996,494        1,883,451       12,736,333       12,567,818        5,696,630
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $   122,028,483  $    90,996,494  $     6,956,423  $   133,534,174  $   120,243,640  $    82,214,789
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          9.93  $          9.73  $          4.89  $         10.22  $          7.23  $          9.03
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.15  $         10.37  $         13.94  $         12.84  $         12.11  $         12.03
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley
                                   Variable
                                  Investment
                                    Series         Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                                   (Class Y          Variable         Variable         Variable         Variable         Variable
                                    Shares)       Account Funds    Account Funds    Account Funds    Account Funds    Account Funds
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                                       Oppenheimer
                                   Utilities                        Oppenheimer      Oppenheimer                       Main Street
                                   (Class Y        Oppenheimer        Capital           Global        Oppenheimer       Small Cap
                                    Shares)            Bond         Appreciation      Securities      High Income         Growth
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    25,294,915  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    25,294,915  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    25,282,098  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
Contracts in payout
   (annuitization) period                12,817                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    25,294,915  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,018,748          428,559          188,109          230,899          179,757          254,720
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    32,269,043  $     4,713,901  $     7,237,118  $     5,586,481  $     1,501,603  $     2,795,177
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.86  $         12.47  $         10.06  $         13.61  $         11.17  $         14.63
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.51  $         12.69  $         10.24  $         13.86  $         11.37  $         14.89
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                  Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                                    Variable         Variable         Variable         Variable         Variable         Variable
                                 Account Funds    Account Funds    Account Funds    Account Funds    Account Funds    Account Funds
                                (Service Class   (Service Class   (Service Class   (Service Class   (Service Class   (Service Class
                                    ("SC"))          ("SC"))          ("SC"))          ("SC"))          ("SC"))          ("SC"))
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                   Oppenheimer      Oppenheimer                                        Oppenheimer
                                  Oppenheimer        Capital           Global        Oppenheimer      Oppenheimer      Main Street
                                  Aggressive       Appreciation      Securities          High             Main          Small Cap
                                  Growth (SC)         (SC)              (SC)         Income (SC)      Street (SC)      Growth (SC)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                          1,929            9,643            4,070           23,107           18,086           20,905
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $        69,877  $       317,447  $        91,228  $       192,701  $       327,465  $       258,755
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         12.38  $         12.23  $         14.20  $         12.95  $         12.56  $         14.05
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         12.47  $         12.32  $         14.32  $         13.04  $         12.71  $         14.75
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 Oppenheimer       Oppenheimer
                                   Variable         Variable
                                Account Funds     Account Funds   PIMCO Advisors   PIMCO Advisors   PIMCO Variable   PIMCO Variable
                                (Service Class    (Service Class     Variable         Variable        Insurance        Insurance
                                    ("SC"))           ("SC"))     Insurance Trust  Insurance Trust      Trust            Trust
                                  Sub-Account       Sub-Account     Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                  Oppenheimer
                                    Multiple       Oppenheimer                           PEA
                                   Strategies       Strategic          OpCap         Science and
                                      (SC)          Bond (SC)        Small Cap        Technology      Foreign Bond     Money Market
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         15,409           68,124               46              280              169           13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       234,400  $       339,162  $         1,249  $           525  $         1,690  $        13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         13.02  $         12.11  $         13.05  $         12.55  $         10.81  $          9.93
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         13.18  $         12.21  $         13.05  $         12.55  $         10.81  $          9.93
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                PIMCO Variable
                                  Insurance           Putnam           Putnam           Putnam           Putnam           Putnam
                                    Trust         Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                  VT The George          VT
                                    PIMCO          Putnam Fund      Global Asset    VT Growth and      VT Health
                                Total Return        of Boston        Allocation         Income          Sciences      VT High Yield
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                            118          446,673            4,579        2,072,760            9,608           54,337
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $         1,216  $     4,583,965  $        57,255  $    44,767,709  $        98,953  $       376,064
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.09  $         11.24  $         12.40  $          9.20  $         11.24  $         12.84
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.09  $         12.16  $         12.51  $         13.59  $         11.37  $         13.43
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                    Putnam            Putnam           Putnam           Putnam           Putnam           Putnam
                                Variable Trust    Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                  Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        VT
                                                       VT          International
                                                  International      Growth and                            VT             VT New
                                   VT Income          Equity           Income        VT Investors     Money Market    Opportunities
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       200,978  $    70,507,555  $         4,259  $       853,069  $        53,938  $       122,170
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       200,978  $    70,507,555  $         4,259  $       853,069  $        53,938  $       122,170
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       200,978  $    70,457,108  $         4,259  $       853,069  $        53,938  $       122,170
Contracts in payout
   (annuitization) period                     -           50,447                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       200,978  $    70,507,555  $         4,259  $       853,069  $        53,938  $       122,170
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         15,652        5,486,969              377           95,743           53,938            8,022
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       197,079  $    67,445,513  $         3,518  $       779,859  $        53,938  $       119,573
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.43  $          7.14  $         12.55  $         12.09  $          9.75  $         13.42
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         10.51  $         13.47  $         12.55  $         13.07  $          9.91  $         13.58
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                    Putnam           Putnam           Putnam           Putnam            Putnam           Putnam
                                Variable Trust   Variable Trust   Variable Trust   Variable Trust    Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                    VT Utilities
                                                                   VT Small Cap      Growth and
                                 VT New Value      VT Research        Value            Income           VT Vista        VT Voyager
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $         8,145  $         6,829  $    39,107,614  $        33,264  $        84,523  $    48,115,607
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $         8,145  $         6,829  $    39,107,614  $        33,264  $        84,523  $    48,115,607
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $         8,145  $         6,829  $    39,105,101  $        33,264  $        84,523  $    48,083,601
Contracts in payout
   (annuitization) period                     -                -            2,513                -                -           32,006
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $         8,145  $         6,829  $    39,107,614  $        33,264  $        84,523  $    48,115,607
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                            571              645        2,158,257            2,920            8,065        1,853,452
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $         7,565  $         6,507  $    28,764,711  $        29,588  $        81,833  $    55,485,821
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         14.51  $         13.15  $         10.64  $         14.07  $         13.49  $          5.45
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.51  $         13.15  $         11.81  $         14.14  $         13.65  $         12.48
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                Salomon Brothers
                                    Rydex           Variable        STI Classic      STI Classic      STI Classic     STI Classic
                                Variable Trust    Series Funds     Variable Trust   Variable Trust   Variable Trust  Variable Trust
                                 Sub-Account      Sub-Account       Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                --------------- ----------------  ---------------  ---------------  ---------------  ---------------
                                                                                                           STI
                                                    Variable        STI Capital      STI Growth &     International   STI Investment
                                  Rydex OTC         All Cap         Appreciation        Income            Equity         Grade Bond
                                --------------- ----------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                              4              371           16,468           11,550              105           11,338
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $            51  $         5,255  $       240,163  $       107,928  $           963  $       116,215
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.71  $         11.26  $         10.70  $         11.32  $         12.26  $          9.99
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.71  $         11.26  $         10.75  $         11.36  $         12.27  $         10.03
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    The Universal    The Universal    The Universal
                                  STI Classic      STI Classic      STI Classic     Institutional    Institutional    Institutional
                                 Variable Trust   Variable Trust   Variable Trust    Funds, Inc.      Funds, Inc.      Funds, Inc.
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        STI
                                      STI         STI Small Cap     Value Income     UIF Emerging         UIF
                                 Mid-Cap Equity    Value Equity        Stock        Markets Equity   Equity Growth    UIF High Yield
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       131,347  $        84,840  $        38,544  $    33,517,013  $    56,334,263  $       326,201
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       131,347  $        84,840  $        38,544  $    33,517,013  $    56,334,263  $       326,201
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       131,347  $        84,840  $        38,544  $    33,382,194  $    56,320,480  $       326,201
Contracts in payout
   (annuitization) period                     -                -                -          134,819           13,783                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       131,347  $        84,840  $        38,544  $    33,517,013  $    56,334,263  $       326,201
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         12,839            5,732            3,059        3,707,634        4,408,002           46,009
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       123,249  $        75,871  $        35,123  $    29,350,978  $    69,428,782  $       279,498
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.41  $         12.18  $         11.23  $          7.64  $          5.94  $         11.85
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.44  $         12.23  $         11.25  $         13.06  $         10.95  $         11.85
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     The Universal    The Universal
                                 The Universal    The Universal    The Universal    The Universal    Institutional    Institutional
                                 Institutional    Institutional    Institutional    Institutional     Funds, Inc.      Funds, Inc.
                                  Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.       (Class II)       (Class II)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                      UIF                                                             UIF Emerging     UIF Emerging
                                 International         UIF              UIF            UIF U.S.       Markets Debt    Markets Equity
                                    Magnum        Mid Cap Growth   Mid Cap Value     Real Estate       (Class II)       (Class II)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    28,528,771  $    26,112,011  $   113,886,269  $    61,625,979  $     2,333,019  $     4,042,710
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    28,528,771  $    26,112,011  $   113,886,269  $    61,625,979  $     2,333,019  $     4,042,710
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    28,441,414  $    26,110,755  $   113,824,506  $    61,481,550  $     2,333,019  $     4,042,710
Contracts in payout
   (annuitization) period                87,357            1,256           61,763          144,429                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    28,528,771  $    26,112,011  $   113,886,269  $    61,625,979  $     2,333,019  $     4,042,710
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,881,694        3,064,790        7,679,452        3,955,454          258,650          447,202
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    27,478,716  $    21,861,311  $   100,705,904  $    49,917,984  $     2,214,493  $     3,509,431
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          7.31  $         10.10  $          8.90  $         12.08  $         11.22  $         14.78
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         10.55  $         12.09  $         12.31  $         18.77  $         13.96  $         14.91
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 The Universal    The Universal    The Universal    The Universal    The Universal    The Universal
                                 Institutional    Institutional    Institutional    Institutional    Institutional    Institutional
                                  Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.
                                  (Class II)        (Class II)       (Class II)       (Class II)       (Class II)       (Class II)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                          UIF              UIF
                                 UIF Equity and        UIF           UIF Global          UIF         Small Company     U.S. Mid Cap
                                    Income        Equity Growth      Franchise      Mid Cap Growth       Growth           Value
                                  (Class II)        (Class II)       (Class II)       (Class II)       (Class II)       (Class II)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        557,921          551,387          750,168        1,204,451          822,824        1,223,782
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     6,037,018  $     6,565,566  $     8,424,241  $     9,374,958  $    10,277,740  $    16,294,107
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.52  $         11.61  $         12.14  $         13.00  $         13.50  $         13.29
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.62  $         11.71  $         12.25  $         13.12  $         13.62  $         13.41
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Van Kampen
                                 The Universal      Van Kampen       Van Kampen       Van Kampen       Van Kampen          Life
                                 Institutional         Life             Life             Life             Life          Investment
                                  Funds, Inc.       Investment       Investment       Investment       Investment         Trust
                                  (Class II)          Trust            Trust            Trust            Trust          (Class II)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   UIF U.S.                                                                           LIT Aggressive
                                  Real Estate                       LIT Emerging                          LIT             Growth
                                  (Class II)       LIT Comstock        Growth       LIT Government    Money Market      (Class II)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     9,333,893  $    62,969,023  $    95,881,127  $     1,491,153  $     2,988,509  $     3,686,760
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     9,333,893  $    62,969,023  $    95,881,127  $     1,491,153  $     2,988,509  $     3,686,760
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     9,333,893  $    62,703,243  $    95,784,555  $     1,491,153  $     2,988,509  $     3,686,760
Contracts in payout
   (annuitization) period                     -          265,780           96,572                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     9,333,893  $    62,969,023  $    95,881,127  $     1,491,153  $     2,988,509  $     3,686,760
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        600,637        5,345,418        3,944,102          156,142        2,988,509          871,574
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     8,492,060  $    54,402,566  $   135,792,694  $     1,472,332  $     2,988,509  $     3,454,075
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         12.67  $         10.30  $          4.28  $         10.62  $         10.60  $         12.75
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.60  $         12.38  $         12.13  $         10.69  $         10.79  $         12.86
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
---------------------------------------------------------------------------------

                                  Van Kampen       Van Kampen       Van Kampen
                                     Life             Life             Life
                                  Investment        Investment       Investment
                                     Trust            Trust            Trust
                                  (Class II)        (Class II)       (Class II)
                                  Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------
                                                   LIT Emerging    LIT Growth and
                                 LIT Comstock         Growth           Income
                                  (Class II)        (Class II)       (Class II)
                                ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   137,393,163  $    45,747,914  $    28,597,862
                                ---------------  ---------------  ---------------
    Total assets                $   137,393,163  $    45,747,914  $    28,597,862
                                ===============  ===============  ===============
NET ASSETS
Accumulation units              $   137,390,651  $    45,745,401  $    28,597,862
Contracts in payout
   (annuitization) period                 2,512            2,513                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -
                                ---------------  ---------------  ---------------
    Total net assets            $   137,393,163  $    45,747,914  $    28,597,862
                                ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     11,693,035        1,890,410        1,679,264
                                ===============  ===============  ===============
Cost of investments             $   115,698,504  $    46,265,858  $    25,938,738
                                ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.24  $          6.66  $         11.38
                                ===============  ===============  ===============
    Highest                     $         12.53  $         11.85  $         13.44
                                ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          AIM Variable    AIM Variable   AIM Variable   AIM Variable  AIM Variable  AIM Variable
                                            Insurance      Insurance      Insurance      Insurance     Insurance     Insurance
                                              Funds          Funds          Funds          Funds         Funds         Funds
                                           Sub-Account    Sub-Account    Sub-Account    Sub-Account   Sub-Account   Sub-Account
                                       ---------------------------------------------------------------------------------------------

                                            AIM V. I.                                    AIM V. I.                   AIM V. I.
                                             Capital       AIM V. I.    AIM V. I. Dent  Diversified    AIM V. I.   International
                                          Appreciation    Core Equity    Demographics      Income       Growth        Growth
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          -   $     26,190   $        -   $     89,498    $           -   $     6,311
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (437,806)       (30,017)        (133)       (14,855)        (220,841)      (13,649)
    Administrative expense                  (28,440)        (2,515)          (9)        (1,234)         (14,276)       (1,133)
                                       ------------   ------------   ----------   ------------    -------------   -----------

    Net investment income (loss)           (466,246)        (6,342)        (142)        73,409         (235,117)       (8,471)
                                       ------------   ------------   ----------   ------------    -------------   -----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  28,297,978        390,479          348        255,545       14,917,626       189,850
    Cost of investments sold             29,872,133        509,661          406        261,083       15,925,038       256,885
                                       ------------   ------------   ----------   ------------    -------------   -----------

      Realized gains (losses)
        on fund shares                   (1,574,155)      (119,182)         (58)        (5,538)      (1,007,412)      (67,035)

Realized gain distributions                       -              -            -              -                -             -
                                       ------------   ------------   ----------   ------------    -------------   -----------

    Net realized gains (losses)          (1,574,155)      (119,182)         (58)        (5,538)      (1,007,412)      (67,035)

Change in unrealized gains (losses)       9,272,620        653,459        2,957         22,099        4,958,675       359,526
                                       ------------   ------------   ----------   ------------    -------------   -----------

    Net realized and unrealized
      gains (losses) on investments       7,698,465        534,277        2,899         16,561        3,951,263       292,491
                                       ------------   ------------   ----------   ------------    -------------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $  7,232,219   $    527,935   $    2,757   $     89,970    $   3,716,146   $   284,020
                                       ============   ============   ==========   ============    =============   ===========

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Alliance     Alliance
                                                       AIM Variable      AIM Variable   AIM Variable    Bernstein    Bernstein
                                     AIM Variable        Insurance         Insurance      Insurance      Variable     Variable
                                       Insurance           Funds             Funds          Funds         Product      Product
                                         Funds           Series II         Series II      Series II     Series Fund  Series Fund
                                      Sub-Account       Sub-Account       Sub-Account    Sub-Account    Sub-Account  Sub-Account
                                 ---------------------------------------------------------------------------------------------------

                                                                           AIM V. I.                                  Alliance
                                                                            Capital        AIM V. I.     Alliance    Bernstein
                                       AIM V. I.        AIM V. I.         Appreciation      Premier     Bernstein     Growth &
                                    Premier Equity  Basic Value II (a)       II (a)      Equity II (a)  Growth (b)   Income (c)
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $    142,542   $          -   $           -   $     4,583   $          -   $   1,354,057
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (726,142)       (28,248)        (18,360)      (11,321)      (287,267)     (2,484,211)
    Administrative expense                  (47,862)        (3,377)         (2,221)       (1,378)       (20,497)       (167,390)
                                       ------------   ------------   -------------   -----------   ------------   -------------

    Net investment income (loss)           (631,462)       (31,625)        (20,581)       (8,116)      (307,764)     (1,297,544)
                                       ------------   ------------   -------------   -----------   ------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  12,333,029        216,277         478,205       414,117     18,067,253      90,564,792
    Cost of investments sold             16,038,980        206,631         451,746       412,001     18,821,975      94,052,346
                                       ------------   ------------   -------------   -----------   ------------   -------------

      Realized gains (losses)
        on fund shares                   (3,705,951)         9,646          26,459         2,116       (754,722)     (3,487,554)

Realized gain distributions                       -              -               -             -              -               -
                                       ------------   ------------   -------------   -----------   ------------   -------------

    Net realized gains (losses)          (3,705,951)         9,646          26,459         2,116       (754,722)     (3,487,554)

Change in unrealized gains (losses)      14,392,736        668,867         334,534       180,624      6,204,345      48,940,333
                                       ------------   ------------   -------------   -----------   ------------   -------------

    Net realized and unrealized
      gains (losses) on investments      10,686,785        678,513         360,993       182,740      5,449,623      45,452,779
                                       ------------   ------------   -------------   -----------   ------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $ 10,055,323   $    646,888   $     340,412   $   174,624   $  5,141,859   $  44,155,235
                                       ============   ============   =============   ===========   ============   =============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(b) Previously known as Alliance Growth
(c) Previously known as Alliance Growth & Income

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                     Alliance         Alliance
                                    Bernstein        Bernstein       Fidelity       Fidelity        Fidelity         Fidelity
                                     Variable         Variable       Variable       Variable        Variable         Variable
                                     Product          Product        Insurance      Insurance      Insurance        Insurance
                                   Series Fund      Series Fund    Products Fund  Products Fund  Products Fund    Products Fund
                                   Sub-Account      Sub-Account     Sub-Account    Sub-Account
                               -------------------------------------------------------------------------------------------------

                                                      Alliance
                                     Alliance        Bernstein
                                 Bernstein Premier   Small Cap                                    VIP High
                                    Growth (d)        Value (a)   VIP Contrafund    VIP Growth     Income       VIP Index 500
                               ----------------------------------------------------------------------------  --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $           -   $      6,883   $     20,149   $     10,098  $     55,993   $     71,781
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk           (524,169)       (56,406)       (57,680)       (48,855)      (12,656)       (63,223)
    Administrative expense                (35,759)        (6,572)        (4,742)        (4,045)       (1,051)        (5,266)
                                    -------------   ------------   ------------   ------------  ------------   ------------

    Net investment income (loss)         (559,928)       (56,095)       (42,273)       (42,802)       42,286          3,292
                                    -------------   ------------   ------------   ------------  ------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                14,156,147        174,606        718,823        574,538        91,447      1,131,747
    Cost of investments sold           18,132,152        164,028        769,769        792,686        95,226      1,356,018
                                    -------------   ------------   ------------   ------------  ------------   ------------

      Realized gains (losses)
        on fund shares                 (3,976,005)        10,578        (50,946)      (218,148)       (3,779)      (224,271)

Realized gain distributions                     -         18,246              -              -             -              -
                                    -------------   ------------   ------------   ------------  ------------   ------------

    Net realized gains (losses)        (3,976,005)        28,824        (50,946)      (218,148)       (3,779)      (224,271)

Change in unrealized gains (losses)    11,330,452      1,521,098      1,278,599      1,359,961       190,651      1,500,936
                                    -------------   ------------   ------------   ------------  ------------   ------------

    Net realized and unrealized
      gains (losses) on investments     7,354,447      1,549,922      1,227,653      1,141,813       186,872      1,276,665
                                    -------------   ------------   ------------   ------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $   6,794,519   $  1,493,827   $  1,185,380   $  1,099,011  $    229,158   $  1,279,957
                                    =============   ============   ============   ============  ============   ============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(d) Previously known as Alliance Premier Growth

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                        Fidelity        Fidelity      Fidelity
                                                                        Variable        Variable      Variable        Franklin
                                       Fidelity         Fidelity       Insurance       Insurance      Insurance      Templeton
                                       Variable         Variable     Products Fund   Products Fund  Products Fund     Variable
                                       Insurance       Insurance        (Service        (Service       (Service      Insurance
                                     Products Fund   Products Fund      Class 2)        Class 2)       Class 2)    Products Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -----------------------------------------------------------------------------------------------

                                                                          VIP        VIP Investment                   Franklin
                                                                     Equity-Income     Grade Bond   VIP Overseas     Growth and
                                     VIP Investment                     (Service        (Service      (Service         Income
                                       Grade Bond     VIP Overseas      Class 2)         Class 2)     Class 2)     Securities (e)
                                     -----------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $    202,341   $     10,760   $     128   $      4,943      $       17   $          -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (59,611)       (15,955)        (92)          (944)            (55)        (1,833)
    Administrative expense                   (5,026)        (1,339)         (7)           (67)             (4)          (247)
                                       ------------   ------------   ---------   ------------      ----------   ------------

    Net investment income (loss)            137,704         (6,534)         29          3,932             (42)        (2,080)
                                       ------------   ------------   ---------   ------------      ----------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                   1,624,577        181,460       6,719        130,061              98         10,985
    Cost of investments sold              1,571,998        235,796       6,557        128,451             104         10,517
                                       ------------   ------------   ---------   ------------      ----------   ------------

      Realized gains (losses)
        on fund shares                       52,579        (54,336)        162          1,610              (6)           468

Realized gain distributions                  71,194              -           -          1,806               -              -
                                       ------------   ------------   ---------   ------------      ----------   ------------

    Net realized gains (losses)             123,773        (54,336)        162          3,416              (6)           468

Change in unrealized gains (losses)         (77,765)       562,541       1,268         (4,060)          1,541         61,683
                                       ------------   ------------   ---------   ------------      ----------   ------------

    Net realized and unrealized
      gains (losses) on investments          46,008        508,205       1,430           (644)          1,535         62,151
                                       ------------   ------------   ---------   ------------      ----------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $    183,712   $    501,671   $   1,459   $      3,288      $    1,493   $     60,071
                                       ============   ============   =========   ============      ==========   ============

(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                      Franklin         Franklin        Franklin         Franklin
                                      Templeton       Templeton       Templeton        Templeton          Janus           Janus
                                      Variable         Variable        Variable         Variable       Aspen Series    Aspen Series
                                      Insurance       Insurance       Insurance        Insurance         (Service        (Service
                                    Products Trust  Products Trust  Products Trust   Products Trust      Shares)         Shares)
                                     Sub-Account     Sub-Account     Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                 ---------------------------------------------------------------------------------------------------

                                      Franklin                        Templeton                       International      Worldwide
                                      Small Cap                       Developing       Templeton          Value           Growth
                                        Value       Mutual Shares       Markets         Foreign          (Service        (Service
                                    Securities (e)  Securities (e)  Securities (e)   Securities (e)    Shares) (f)        Shares)
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $         -   $           -   $           -   $           -    $         58   $         51
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                (989)         (2,329)           (292)           (979)           (186)           (94)
    Administrative expense                    (122)           (284)            (34)           (110)            (13)            (6)
                                       -----------   -------------   -------------   -------------    ------------   ------------

    Net investment income (loss)            (1,111)         (2,613)           (326)         (1,089)           (141)           (49)
                                       -----------   -------------   -------------   -------------    ------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                     13,484          19,737           2,331          11,687             207          9,993
    Cost of investments sold                12,854          18,973           2,034          11,484             220         10,535
                                       -----------   -------------   -------------   -------------    ------------   ------------

      Realized gains (losses)
        on fund shares                         630             764             297             203             (13)          (542)

Realized gain distributions                      -               -               -               -               -              -
                                       -----------   -------------   -------------   -------------    ------------   ------------

    Net realized gains (losses)                630             764             297             203             (13)          (542)

Change in unrealized gains (losses)         31,549          53,198          10,485          25,504           3,814          1,825
                                       -----------   -------------   -------------   -------------    ------------   ------------

    Net realized and unrealized
      gains (losses) on investments         32,179          53,962          10,782          25,707           3,801          1,283
                                       -----------   -------------   -------------   -------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $    31,068   $      51,349   $      10,456   $      24,618    $      3,660   $      1,234
                                       ===========   =============   =============   =============    ============   ============


(e) For the period beginning July 15, 2003 and ended December 31, 2003
(f) Previously known as Global Value (Service Shares)

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Lazard
                                        Retirement    LSA Variable    LSA Variable    LSA Variable   LSA Variable    LSA Variable
                                       Series, Inc.   Series Trust    Series Trust    Series Trust   Series Trust    Series Trust
                                        Sub-Account   Sub-Account     Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                   -------------------------------------------------------------------------------------------------

                                         Emerging    LSA Aggressive                      LSA                         LSA Capital
                                          Markets        Growth       LSA Balanced   Basic Value    LSA Blue Chip    Appreciation
                                   -------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $        3   $           -   $       66,521   $          -    $       417   $         -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                (81)        (64,008)             (96)           (80)          (187)         (203)
    Administrative expense                     (6)         (3,840)              (7)            (5)           (13)          (15)
                                       ----------   -------------   --------------   ------------    -----------   -----------

    Net investment income (loss)              (84)        (67,848)          66,418            (85)           217          (218)
                                       ----------   -------------   --------------   ------------    -----------   -----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                       462         905,185              354            118          2,036         1,513
    Cost of investments sold                  383         863,199              382            118          2,306         1,787
                                       ----------   -------------   --------------   ------------    -----------   -----------

      Realized gains (losses)
        on fund shares                         79          41,986              (28)             -           (270)         (274)

Realized gain distributions                     -               -               30              -              -             -
                                       ----------   -------------   --------------   ------------    -----------   -----------

    Net realized gains (losses)                79          41,986                2              -           (270)         (274)

Change in unrealized gains (losses)         2,500       1,874,478        1,309,334        631,795        450,797       643,083
                                       ----------   -------------   --------------   ------------    -----------   -----------

    Net realized and unrealized
      gains (losses) on investments         2,579       1,916,464        1,309,336        631,795        450,527       642,809
                                       ----------   -------------   --------------   ------------    -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $    2,495   $   1,848,616   $    1,375,754   $    631,710    $   450,744   $   642,591
                                       ==========   =============   ==============   ============    ===========   ===========

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                     LSA Variable    LSA Variable   LSA Variable    LSA Variable   LSA Variable       LSA Variable
                                     Series Trust    Series Trust   Series Trust    Series Trust   Series Trust       Series Trust
                                      Sub-Account     Sub-Account    Sub-Account     Sub-Account    Sub-Account        Sub-Account
                                   ------------------------------------------------------------------------------------------------

                                                         LSA            LSA
                                     LSA Capital     Disciplined    Diversified     LSA Emerging          LSA               LSA
                                     Growth (g)       Equity (h)      Mid Cap      Growth Equity    Equity Growth (i) Mid Cap Value
                                   ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $     8,467   $          13   $     2,081   $             -    $          -   $       2,641
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (18)            (27)         (117)              (82)            (85)            (28)
    Administrative expense                   (1)             (2)           (8)               (6)             (5)             (2)
                                    -----------   -------------   -----------   ---------------    ------------   -------------

    Net investment income (loss)          8,448             (16)        1,956               (88)            (90)          2,611
                                    -----------   -------------   -----------   ---------------    ------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                      26           6,127           160             1,094              91              32
    Cost of investments sold                 31       3,377,089           163             1,447              89              33
                                    -----------   -------------   -----------   ---------------    ------------   -------------

      Realized gains (losses)
        on fund shares                       (5)     (3,370,962)           (3)             (353)              2              (1)

Realized gain distributions                   -               -             -                 -               -         130,004
                                    -----------   -------------   -----------   ---------------    ------------   -------------

    Net realized gains (losses)              (5)     (3,370,962)           (3)             (353)              2         130,003

Change in unrealized gains (losses)     835,884       3,682,249       798,712         1,371,530         742,678         853,023
                                    -----------   -------------   -----------   ---------------    ------------   -------------

    Net realized and unrealized
      gains (losses) on investments     835,879         311,287       798,709         1,371,177         742,680         983,026
                                    -----------   -------------   -----------   ---------------    ------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $   844,327   $     311,271   $   800,665   $     1,371,089    $    742,590   $     985,637
                                    ===========   =============   ===========   ===============    ============   =============


(g) Previously known as LSA Growth Equity
(h) On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth
(i) Previously known as LSA Focused Equity

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                           MFS Variable  MFS Variable   MFS Variable  MFS Variable  MFS Variable
                                           LSA Variable     Insurance     Insurance      Insurance     Insurance     Insurance
                                           Series Trust       Trust         Trust          Trust         Trust     (Service Class)
                                            Sub-Account    Sub-Account   Sub-Account    Sub-Account   Sub-Account    Sub-Account
                                       -------------------------------------------------------------------------------------
                                                                                                                       MFS New
                                               LSA                           MFS       MFS Investors     MFS New      Discovery
                                           Value Equity      MFS Bond    High Income       Trust        Discovery  (Service Class)
                                       -----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $     78,571   $      143,808   $     24,994   $     12,936   $          -   $         -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                  (85)         (29,933)        (7,249)       (23,736)       (32,435)          (62)
    Administrative expense                       (6)          (2,511)          (599)        (1,985)        (2,678)           (4)
                                       ------------   --------------   ------------   ------------   ------------   -----------

    Net investment income (loss)             78,480          111,364         17,146        (12,785)       (35,113)          (66)
                                       ------------   --------------   ------------   ------------   ------------   -----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          90          695,403         77,112        189,202        407,854            72
    Cost of investments sold                    101          665,768         77,890        237,989        549,333            89
                                       ------------   --------------   ------------   ------------   ------------   -----------

      Realized gains (losses)
        on fund shares                          (11)          29,635           (778)       (48,787)      (141,479)          (17)

Realized gain distributions                       -                -              -              -              -             -
                                       ------------   --------------   ------------   ------------   ------------   -----------

    Net realized gains (losses)                 (11)          29,635           (778)       (48,787)      (141,479)          (17)

Change in unrealized gains (losses)       1,321,299           47,270         77,101        446,307        910,936         1,298
                                       ------------   --------------   ------------   ------------   ------------   -----------

    Net realized and unrealized
      gains (losses) on investments       1,321,288           76,905         76,323        397,520        769,457         1,281
                                       ------------   --------------   ------------   ------------   ------------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $  1,399,768   $      188,269   $     93,469   $    384,735   $    734,344   $     1,215
                                       ============   ==============   ============   ============   ============   ===========


See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                           MFS Variable
                                             Insurance          Morgan Stanley          Morgan Stanley         Morgan Stanley
                                               Trust                Variable               Variable               Variable
                                            (Service              Investment              Investment             Investment
                                             Class)                 Series                  Series                 Series
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                          MFS Utilities
                                            (Service               Aggressive              Dividend
                                             Class)                  Equity                 Growth                 Equity
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  2   $              2,880   $         14,821,330   $          2,173,847
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                           (1)              (519,336)           (10,100,932)            (7,571,982)
    Administrative expense                                -                (37,809)              (753,830)              (551,951)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                          1               (554,265)             3,966,568             (5,950,086)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                                   1             15,824,842            202,853,328            154,043,057
    Cost of investments sold                              2             23,387,343            163,618,376            255,940,005
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                                   (1)            (7,562,501)            39,234,952           (101,896,948)

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                          (1)            (7,562,501)            39,234,952           (101,896,948)

Change in unrealized gains (losses)                      29             16,409,763            135,729,451            216,938,677
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                      28              8,847,262            174,964,403            115,041,729
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $                 29   $          8,292,997   $        178,930,971   $        109,091,643
                                       ====================   ====================   ====================   ====================
                                       35

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                           Morgan Stanley        Morgan Stanley
                                              Variable              Variable
                                             Investment            Investment
                                               Series                Series
                                            Sub-Account            Sub-Account
                                       --------------------   --------------------

                                             European                 Global
                                              Growth                Advantage
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          1,584,107   $            241,739
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (2,243,384)              (298,430)
    Administrative expense                         (166,737)               (21,795)
                                       --------------------   --------------------

    Net investment income (loss)                   (826,014)               (78,486)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          77,187,639             23,115,959
    Cost of investments sold                     86,835,353             26,152,727
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                           (9,647,714)            (3,036,768)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                  (9,647,714)            (3,036,768)

Change in unrealized gains (losses)              51,641,657              8,848,892
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              41,993,943              5,812,124
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         41,167,929   $          5,733,638
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                              Global
                                             Dividend
                                              Growth               High Yield           Income Builder          Information
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          3,802,963   $          4,956,396   $          1,489,956   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (2,455,239)              (659,538)              (629,669)               (41,717)
    Administrative expense                         (184,735)               (48,080)               (46,621)                (3,052)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                  1,162,989              4,248,778                813,666                (44,769)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                         151,731,204             69,560,201             17,452,228              9,739,412
    Cost of investments sold                    160,225,940            103,745,756             18,911,499              9,628,942
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                           (8,494,736)           (34,185,555)            (1,459,271)               110,470

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                  (8,494,736)           (34,185,555)            (1,459,271)               110,470

Change in unrealized gains (losses)              58,039,750             41,547,202              8,906,070              1,291,252
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              49,545,014              7,361,647              7,446,799              1,401,722
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         50,708,003   $         11,610,425   $          8,260,465   $          1,356,953
                                       ====================   ====================   ====================   ====================
                                       36

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley
                                             Variable               Variable
                                            Investment             Investment
                                              Series                 Series
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                             Limited
                                             Duration             Money Market
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          2,648,877   $          2,119,956
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (938,768)            (4,064,721)
    Administrative expense                          (70,493)              (300,205)
                                       --------------------   --------------------

    Net investment income (loss)                  1,639,616             (2,244,970)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          58,920,320            892,844,950
    Cost of investments sold                     59,148,449            892,844,950
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                             (228,129)                     -

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                    (228,129)                     -

Change in unrealized gains (losses)                (894,667)                     -
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              (1,122,796)                     -
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $            516,820   $         (2,244,970)
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                    Quality
                                          Pacific Growth          Income Plus           S&P 500 Index            Strategist
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $         20,981,068   $          1,175,947   $          5,928,844
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (252,635)            (4,880,361)            (1,537,023)            (4,574,842)
    Administrative expense                          (18,581)              (365,822)              (112,441)              (333,607)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                   (271,216)            15,734,885               (473,517)             1,020,395
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          44,915,144            212,833,774             91,026,166             81,422,776
    Cost of investments sold                     44,308,994            210,880,028            106,123,438             88,406,218
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                              606,150              1,953,746            (15,097,272)            (6,983,442)

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                     606,150              1,953,746            (15,097,272)            (6,983,442)

Change in unrealized gains (losses)               4,802,671              7,217,356             42,462,912             82,409,928
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               5,408,821              9,171,102             27,365,640             75,426,486
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          5,137,605   $         24,905,987   $         26,892,123   $         76,446,881
                                       ====================   ====================   ====================   ====================
                                       37

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                                                Morgan Stanley
                                                                   Variable
                                          Morgan Stanley          Investment
                                             Variable               Series
                                            Investment             (Class Y
                                              Series                Shares)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                   Aggressive
                                                                     Equity
                                                                    (Class Y
                                            Utilities                Shares)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          4,881,020   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (2,149,991)              (342,614)
    Administrative expense                         (161,546)               (21,857)
                                       --------------------   --------------------

    Net investment income (loss)                  2,569,483               (364,471)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          71,303,054             18,522,712
    Cost of investments sold                     93,949,422             21,123,245
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                          (22,646,368)            (2,600,533)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                 (22,646,368)            (2,600,533)

Change in unrealized gains (losses)              43,704,994              7,822,795
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              21,058,626              5,222,262
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         23,628,109   $          4,857,791
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                             Shares)                Shares)                Shares)                Shares)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                             Dividend                                      European                Global
                                              Growth                 Equity                 Growth                Advantage
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                              Shares)                Shares)                Shares)                Shares)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          1,509,829   $            111,058   $            174,540   $             53,576
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (1,374,924)            (1,263,843)              (423,916)              (101,941)
    Administrative expense                          (90,620)               (83,294)               (27,312)                (6,658)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                     44,285             (1,236,079)              (276,688)               (55,023)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          10,250,964              9,035,272             88,127,452                850,244
    Cost of investments sold                     11,260,207             12,129,857             87,807,963              1,153,285
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                           (1,009,243)            (3,094,585)               319,489               (303,041)

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                  (1,009,243)            (3,094,585)               319,489               (303,041)

Change in unrealized gains (losses)              21,715,571             19,845,435              8,065,950              2,054,132
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              20,706,328             16,750,850              8,385,439              1,751,091
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         20,750,613   $         15,514,771   $          8,108,751   $          1,696,068
                                       ====================   ====================   ====================   ====================
                                       38

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley
                                             Variable               Variable
                                            Investment             Investment
                                              Series                 Series
                                             (Class Y               (Class Y
                                             Shares)                Shares)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                              Global
                                         Dividend Growth           High Yield
                                            (Class Y                (Class Y
                                             Shares)                 Shares)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $            547,199   $          1,994,018
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (479,317)              (352,602)
    Administrative expense                          (31,708)               (23,980)
                                       --------------------   --------------------

    Net investment income (loss)                     36,174              1,617,436
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                           3,172,542              6,192,053
    Cost of investments sold                      3,236,901              6,914,006
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                              (64,359)              (721,953)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                     (64,359)              (721,953)

Change in unrealized gains (losses)               8,828,168              3,651,472
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               8,763,809              2,929,519
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          8,799,983   $          4,546,955
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                             Shares)                Shares)                Shares)                Shares)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                                           Limited
                                          Income Builder          Information              Duration             Money Market
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                              Shares)                Shares)                Shares)                Shares)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $            783,973   $                  -   $          3,783,430   $            443,488
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (375,830)              (136,517)            (1,718,512)            (1,638,118)
    Administrative expense                          (25,431)                (9,070)              (111,843)              (108,538)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                    382,712               (145,587)             1,953,075             (1,303,168)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                           3,147,732              1,742,644             26,724,026            403,270,602
    Cost of investments sold                      3,141,152              2,188,370             26,872,841            403,270,602
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                                6,580               (445,726)              (148,815)                     -

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                       6,580               (445,726)              (148,815)                     -

Change in unrealized gains (losses)               4,281,235              4,341,652             (1,595,577)                     -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               4,287,815              3,895,926             (1,744,392)                     -
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          4,670,527   $          3,750,339   $            208,683   $         (1,303,168)
                                       ====================   ====================   ====================   ====================
                                       39

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley
                                             Variable               Variable
                                            Investment             Investment
                                              Series                 Series
                                             (Class Y               (Class Y
                                              Shares)                Shares)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                     Quality
                                          Pacific Growth          Income Plus
                                             (Class Y               (Class Y
                                              Shares)                Shares)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $          7,012,472
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                      (88,181)            (2,049,488)
    Administrative expense                           (5,941)              (134,218)
                                       --------------------   --------------------

    Net investment income (loss)                    (94,122)             4,828,766
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                         143,863,443             37,830,026
    Cost of investments sold                    141,787,909             37,481,618
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                            2,075,534                348,408

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                   2,075,534                348,408

Change in unrealized gains (losses)               1,227,490              2,196,274
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               3,303,024              2,544,682
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          3,208,902   $          7,373,448
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                   Morgan Stanley   Morgan Stanley    Morgan Stanley
                                      Variable         Variable          Variable
                                     Investment       Investment        Investment
                                       Series           Series            Series       Oppenheimer     Oppenheimer    Oppenheimer
                                      (Class Y         (Class Y          (Class Y        Variable        Variable       Variable
                                       Shares)          Shares)           Shares)     Account Funds   Account Funds  Account Funds
                                    Sub-Account      Sub-Account       Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                 --------------------------------------------------------------------------------------------------

                                   S&P 500 Index      Strategist        Utilities                       Oppenheimer    Oppenheimer
                                      (Class Y         (Class Y          (Class Y      Oppenheimer         Capital         Global
                                       Shares)          Shares)           Shares)         Bond          Appreciation    Securities
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $     776,610   $    1,034,788   $     607,678   $     326,357   $       20,134   $     34,331
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk         (1,408,436)      (1,076,311)       (339,178)        (62,735)         (64,548)       (54,931)
    Administrative expense                (95,059)         (70,728)        (22,433)         (5,226)          (5,376)        (4,583)
                                    -------------   --------------   -------------   -------------   --------------   ------------

    Net investment income (loss)         (726,885)        (112,251)        246,067         258,396          (49,790)       (25,183)
                                    -------------   --------------   -------------   -------------   --------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                11,461,314        7,112,036       3,141,575       5,397,649          636,239        774,433
    Cost of investments sold           12,914,078        7,608,036       4,567,970       5,284,152          892,017      1,050,888
                                    -------------   --------------   -------------   -------------   --------------   ------------

      Realized gains (losses)
        on fund shares                 (1,452,764)        (496,000)     (1,426,395)        113,497         (255,778)      (276,455)

Realized gain distributions                     -                -               -               -                -              -
                                    -------------   --------------   -------------   -------------   --------------   ------------

    Net realized gains (losses)        (1,452,764)        (496,000)     (1,426,395)        113,497         (255,778)      (276,455)

Change in unrealized gains (losses)    23,609,209       15,682,854       4,371,245        (119,325)       1,711,456      1,955,099
                                    -------------   --------------   -------------   -------------   --------------   ------------

    Net realized and unrealized
      gains (losses) on investments    22,156,445       15,186,854       2,944,850          (5,828)       1,455,678      1,678,644
                                    -------------   --------------   -------------   -------------   --------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $  21,429,560   $   15,074,603   $   3,190,917   $     252,568   $    1,405,888   $  1,653,461
                                    =============   ==============   =============   =============   ==============   ============

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                   Oppenheimer     Oppenheimer      Oppenheimer     Oppenheimer
                                                                     Variable        Variable        Variable        Variable
                                 Oppenheimer      Oppenheimer     Account Funds   Account Funds    Account Funds   Account Funds
                                   Variable         Variable      (Service Class  (Service Class   (Service Class  (Service Class
                                Account Funds    Account Funds       ("SC"))         ("SC"))          ("SC"))         ("SC"))
                                 Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account
                              ------------------------------------------------------------------------------------------------------

                                                  Oppenheimer                      Oppenheimer       Oppenheimer
                                                  Main Street      Oppenheimer       Capital           Global        Oppenheimer
                                 Oppenheimer       Small Cap        Aggressive     Appreciation      Securities          High
                                 High Income         Growth      Growth (SC) (e)     (SC) (e)         (SC) (e)     Income (SC) (e)
                              ------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $     78,040   $          -   $        -   $          -    $           -   $           -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk          (14,910)       (29,860)        (169)          (492)            (231)           (346)
    Administrative expense               (1,234)        (2,510)         (27)           (70)             (37)            (46)
                                   ------------   ------------   ----------   ------------    -------------   -------------

    Net investment income (loss)         61,896        (32,370)        (196)          (562)            (268)           (392)
                                   ------------   ------------   ----------   ------------    -------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                 220,793        363,619       17,094            409            3,449             991
    Cost of investments sold            238,713        381,555       16,912            400            3,155             945
                                   ------------   ------------   ----------   ------------    -------------   -------------

      Realized gains (losses)
        on fund shares                  (17,920)       (17,936)         182              9              294              46

Realized gain distributions                   -              -            -              -                -               -
                                   ------------   ------------   ----------   ------------    -------------   -------------

    Net realized gains (losses)         (17,920)       (17,936)         182              9              294              46

Change in unrealized gains (losses)     201,698        969,142          612         15,518           10,354           5,560
                                   ------------   ------------   ----------   ------------    -------------   -------------

    Net realized and unrealized
      gains (losses) on investments     183,778        951,206          794         15,527           10,648           5,606
                                   ------------   ------------   ----------   ------------    -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $    245,674   $    918,836   $      598   $     14,965    $      10,380   $       5,214
                                   ============   ============   ==========   ============    =============   =============

(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                           Oppenheimer            Oppenheimer            Oppenheimer            Oppenheimer
                                             Variable               Variable               Variable               Variable
                                          Account Funds          Account Funds          Account Funds          Account Funds
                                          (Service Class         (Service Class         (Service Class         (Service Class
                                             ("SC"))                ("SC"))                ("SC"))                ("SC"))
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                  Oppenheimer            Oppenheimer
                                           Oppenheimer            Main Street              Multiple             Oppenheimer
                                               Main                Small Cap              Strategies             Strategic
                                         Street (SC) (e)          Growth (SC)              (SC) (e)            Bond (SC) (e)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                  -   $                  -   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                         (607)                  (801)                  (447)                  (742)
    Administrative expense                              (82)                   (98)                   (61)                   (98)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                       (689)                  (899)                  (508)                  (840)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                               3,606                  6,782                  3,185                  3,617
    Cost of investments sold                          3,502                  6,223                  3,132                  3,596
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                                  104                    559                     53                     21

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                         104                    559                     53                     21

Change in unrealized gains (losses)                  17,987                 22,478                 10,136                 10,313
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                  18,091                 23,037                 10,189                 10,334
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $             17,402   $             22,138   $              9,681   $              9,494
                                       ====================   ====================   ====================   ====================
                                       42

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          PIMCO Advisors         PIMCO Advisors
                                             Variable               Variable
                                        Insurance Trust (j)   (Insurance Trust (j)
                                            Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                      PEA
                                              OpCap               Science and
                                          Small Cap (k)          Technology (l)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                          (15)                   (10)
    Administrative expense                               (1)                     -
                                       --------------------   --------------------

    Net investment income (loss)                        (16)                   (10)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                                  19                    724
    Cost of investments sold                             21                    909
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                                   (2)                  (185)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                          (2)                  (185)

Change in unrealized gains (losses)                     400                    537
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                     398                    352
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $                382   $                342
                                       ====================   ====================

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(j) Previously known as OCC Accumulation Trust
(k) Previously known as OCC Small Cap
(l) Previously known as OCC Science and Technology

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                   PIMCO Variable  PIMCO Variable  PIMCO Variable
                                     Insurance       Insurance       Insurance         Putnam           Putnam          Putnam
                                       Trust           Trust           Trust       Variable Trust   Variable Trust  Variable Trust
                                    Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account     Sub-Account
                                  -------------------------------------------------------------------------------------------------

                                                                                   VT The George          VT
                                                                       PIMCO        Putnam Fund      Global Asset    VT Growth and
                                    Foreign Bond    Money Market    Total Return   of Boston (a)    Allocation (e)      Income
                                  -------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $       765   $        74   $         934   $            -   $          -   $        640,758
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk            (401)         (154)           (394)         (22,887)          (258)          (584,945)
    Administrative expense                 (28)          (11)            (28)          (2,651)           (33)           (40,242)
                                   -----------   -----------   -------------   --------------   ------------   ----------------

    Net investment income (loss)           336           (91)            512          (25,538)          (291)            15,571
                                   -----------   -----------   -------------   --------------   ------------   ----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                108,297         3,903         108,927          491,623            430         41,071,397
    Cost of investments sold           105,688         3,903         107,021          480,462            415         41,327,184
                                   -----------   -----------   -------------   --------------   ------------   ----------------

      Realized gains (losses)
        on fund shares                   2,609             -           1,906           11,161             15           (255,787)

Realized gain distributions                  -             -               9                -              -                  -
                                   -----------   -----------   -------------   --------------   ------------   ----------------

    Net realized gains (losses)          2,609             -           1,915           11,161             15           (255,787)

Change in unrealized gains (losses)     (1,278)            -            (769)         275,834          4,329          9,812,407
                                   -----------   -----------   -------------   --------------   ------------   ----------------

    Net realized and unrealized
      gains (losses) on investments      1,331             -           1,146          286,995          4,344          9,556,620
                                   -----------   -----------   -------------   --------------   ------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $     1,667   $       (91)  $       1,658   $      261,457   $      4,053   $      9,572,191
                                   ===========   ===========   =============   ==============   ============   ================

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam          Putnam           Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust  Variable Trust   Variable Trust
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account
                               ----------------------------------------------------------------------------------------------------

                                                                                        VT         International
                                 VT Health                                         International    Growth and
                                Sciences (e)    VT High Yield    VT Income (e)       Equity (m)        Income      VT Investors (a)
                               -----------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $       -   $     13,681   $          -   $       466,545    $         52   $             -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk          (424)        (4,042)          (713)         (897,782)            (49)           (4,415)
    Administrative expense               (40)          (308)           (96)          (60,449)             (4)             (483)
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

    Net investment income (loss)        (464)         9,331           (809)         (491,686)             (1)           (4,898)
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  451          7,209          1,288        78,168,082              89            58,303
    Cost of investments sold             444          6,937          1,271        78,720,486              85            55,938
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

      Realized gains (losses)
        on fund shares                     7            272             17          (552,404)              4             2,365

Realized gain distributions                -              -              -                 -               -                 -
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

    Net realized gains (losses)            7            272             17          (552,404)              4             2,365

Change in unrealized gains (losses)    6,445         51,972          3,899        16,354,238           1,128            73,210
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

    Net realized and unrealized
      gains (losses) on investments    6,452         52,244          3,916        15,801,834           1,132            75,575
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $   5,988   $     61,575   $      3,107   $    15,310,148    $      1,131   $        70,677
                                   =========   ============   ============   ===============    ============   ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(m) Previously known as VT International Growth

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                      Putnam           Putnam           Putnam          Putnam           Putnam          Putnam
                                  Variable Trust   Variable Trust   Variable Trust  Variable Trust   Variable Trust  Variable Trust
                                   Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account
                                 ---------------------------------------------------------------------------------------------------
                                                                                                                     VT Utilities
                                        VT            VT New                                          VT Small Cap     Growth and
                                   Money Market  Opportunities (e)   VT New Value     VT Research         Value        Income (e)
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $        20   $           -   $            -   $           -   $        97,947   $          -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (62)           (202)             (19)            (14)         (481,093)          (139)
    Administrative expense                  (9)            (23)              (2)             (2)          (30,279)           (20)
                                   -----------   -------------   --------------   -------------   ---------------   ------------

    Net investment income (loss)           (51)           (225)             (21)            (16)         (413,425)          (159)
                                   -----------   -------------   --------------   -------------   ---------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                 14,890             222               18           4,559        62,195,634            796
    Cost of investments sold            14,890             221               18           4,523        60,717,888            751
                                   -----------   -------------   --------------   -------------   ---------------   ------------

      Realized gains (losses)
        on fund shares                       -               1                -              36         1,477,746             45

Realized gain distributions                  -               -                -               -                 -              -
                                   -----------   -------------   --------------   -------------   ---------------   ------------

    Net realized gains (losses)              -               1                -              36         1,477,746             45

Change in unrealized gains (losses)          -           2,597              580             322        12,006,502          3,676
                                   -----------   -------------   --------------   -------------   ---------------   ------------

    Net realized and unrealized
      gains (losses) on investments          -           2,598              580             358        13,484,248          3,721
                                   -----------   -------------   --------------   -------------   ---------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $       (51)  $       2,373   $          559   $         342   $    13,070,823   $      3,562
                                   ===========   =============   ==============   =============   ===============   ============


(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                                  Salomon Brothers
                                     Putnam           Putnam           Rydex         Variable        STI Classic     STI Classic
                                  Variable Trust   Variable Trust  Variable Trust  Series Funds    Variable Trust   Variable Trust
                                   Sub-Account      Sub-Account     Sub-Account    Sub-Account       Sub-Account     Sub-Account
                                  -------------------------------------------------------------------------------------------------

                                                                                    Variable        STI Capital     STI Growth &
                                   VT Vista (e)      VT Voyager      Rydex OTC     All Cap (n)    Appreciation (e)   Income (e)
                                  -------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $          -   $       140,577   $        -   $       13      $          -   $         322
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (242)         (635,949)           -          (68)             (834)           (263)
    Administrative expense                  (30)          (42,896)           -           (4)              (89)            (40)
                                   ------------   ---------------   ----------   ----------      ------------   -------------

    Net investment income (loss)           (272)         (538,268)           -          (59)             (923)             19
                                   ------------   ---------------   ----------   ----------      ------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  26,206        30,505,995            1          100               883           1,979
    Cost of investments sold             24,893        33,474,061            2          107               864           1,906
                                   ------------   ---------------   ----------   ----------      ------------   -------------

      Realized gains (losses)
        on fund shares                    1,313        (2,968,066)          (1)          (7)               19              73

Realized gain distributions                   -                 -            -            -                 -               -
                                   ------------   ---------------   ----------   ----------      ------------   -------------

    Net realized gains (losses)           1,313        (2,968,066)          (1)          (7)               19              73

Change in unrealized gains (losses)       2,690        12,021,298           16        1,629            13,603           8,731
                                   ------------   ---------------   ----------   ----------      ------------   -------------

    Net realized and unrealized
      gains (losses) on investments       4,003         9,053,232           15        1,622            13,622           8,804
                                   ------------   ---------------   ----------   ----------      ------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $      3,731   $     8,514,964   $       15   $    1,563      $     12,699   $       8,823
                                   ============   ===============   ==========   ==========      ============   =============


(e) For the period beginning July 15, 2003 and ended December 31, 2003
(n) Previously known as Capital

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     The Universal
                              STI Classic      STI Classic        STI Classic        STI Classic      STI Classic    Institutional
                             Variable Trust   Variable Trust     Variable Trust     Variable Trust   Variable Trust   Funds, Inc.
                              Sub-Account      Sub-Account        Sub-Account        Sub-Account      Sub-Account     Sub-Account
                             -------------------------------------------------------------------------------------------------------

                                  STI                                                                    STI
                             International    STI Investment          STI           STI Small Cap    Value Income     UIF Emerging
                               Equity (e)     Grade Bond (e)   Mid-Cap Equity (e)  Value Equity (e)    Stock (e)     Markets Equity
                             -------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $       -   $        747   $         431   $         116        $      205   $             -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             -           (297)           (292)           (235)             (144)         (377,111)
    Administrative expense                 -            (40)            (42)            (33)              (20)          (25,163)
                                   ---------   ------------   -------------   -------------        ----------   ---------------

    Net investment income (loss)           -            410              97            (152)               41          (402,274)
                                   ---------   ------------   -------------   -------------        ----------   ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                    -            801           3,561           2,439            11,024       243,830,198
    Cost of investments sold               -            793           3,210           2,196            10,972       241,861,851
                                   ---------   ------------   -------------   -------------        ----------   ---------------

      Realized gains (losses)
        on fund shares                     -              8             351             243                52         1,968,347

Realized gain distributions                -              -               -               -                 -                 -
                                   ---------   ------------   -------------   -------------        ----------   ---------------

    Net realized gains (losses)            -              8             351             243                52         1,968,347

Change in unrealized gains (losses)       28            227           8,098           8,969             3,421         9,951,847
                                   ---------   ------------   -------------   -------------        ----------   ---------------

    Net realized and unrealized
      gains (losses) on investments       28            235           8,449           9,212             3,473        11,920,194
                                   ---------   ------------   -------------   -------------        ----------   ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $      28   $        645   $       8,546   $       9,060        $    3,514   $    11,517,920
                                   =========   ============   =============   =============        ==========   ===============



(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                       The Universal   The Universal   The Universal  The Universal    The Universal  The Universal
                                       Institutional   Institutional   Institutional  Institutional    Institutional  Institutional
                                        Funds, Inc.     Funds, Inc.     Funds, Inc.    Funds, Inc.      Funds, Inc.    Funds, Inc.
                                        Sub-Account     Sub-Account     Sub-Account    Sub-Account      Sub-Account    Sub-Account
                                    ------------------------------------------------------------------------------------------------

                                                                            UIF
                                            UIF                        International        UIF             UIF         UIF U.S.
                                       Equity Growth   UIF High Yield      Magnum     Mid Cap Growth   Mid Cap Value   Real Estate
                                    ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $           -   $       -   $       32,219   $          -  $            -   $            -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (734,039)     (3,545)        (346,688)      (255,706)     (1,397,330)        (788,631)
    Administrative expense                   (50,536)       (251)         (23,579)       (16,083)        (89,583)         (52,233)
                                       -------------   ---------   --------------   ------------  --------------   --------------

    Net investment income (loss)            (784,575)     (3,796)        (338,048)      (271,789)     (1,486,913)        (840,864)
                                       -------------   ---------   --------------   ------------  --------------   --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                   19,343,383       4,858       05,974,820     41,013,507      85,438,550       92,223,592
    Cost of investments sold              26,913,427       4,536       04,304,240     40,112,475      85,182,768       89,559,290
                                       -------------   ---------   --------------   ------------  --------------   --------------

      Realized gains (losses)
        on fund shares                    (7,570,044)        322        1,670,580        901,032         255,782        2,664,302

Realized gain distributions                        -           -                -              -               -                -
                                       -------------   ---------   --------------   ------------  --------------   --------------

    Net realized gains (losses)           (7,570,044)        322        1,670,580        901,032         255,782        2,664,302

Change in unrealized gains (losses)       18,904,775      53,246        6,293,183      4,776,780      31,834,886       14,372,353
                                       -------------   ---------   --------------   ------------  --------------   --------------

    Net realized and unrealized
      gains (losses) on investments       11,334,731      53,568        7,963,763      5,677,812      32,090,668       17,036,655
                                       -------------   ---------   --------------   ------------  --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $  10,550,156   $  49,772   $    7,625,715   $  5,406,023  $   30,603,755   $   16,195,791
                                       =============   =========   ==============   ============  ==============   ==============

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                    The Universal    The Universal   The Universal   The Universal   The Universal   The Universal
                                    Institutional    Institutional   Institutional   Institutional   Institutional   Institutional
                                     Funds, Inc.      Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                      (Class II)       (Class II)      (Class II)      (Class II)      (Class II)      (Class II)
                                     Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                   ------------------------------------------------------------------------------------------

                                      UIF Active
                                    International     UIF Emerging    UIF Emerging   UIF Equity and       UIF          UIF Global
                                      Allocation      Markets Debt   Markets Equity      Income      Equity Growth     Franchise
                                    (Class II) (o)   (Class II) (a)  (Class II) (a)  (Class II) (a)  (Class II) (a)  (Class II) (a)
                                   ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $      31,272   $            -   $           -   $     28,680  $          -   $          -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk            (7,104)          (9,019)        (16,054)       (30,663)      (31,912)       (32,413)
    Administrative expense                  (838)          (1,045)         (1,822)        (3,527)       (3,745)        (3,736)
                                   -------------   --------------   -------------   ------------  ------------   ------------

    Net investment income (loss)          23,330          (10,064)        (17,876)        (5,510)      (35,657)       (36,149)
                                   -------------   --------------   -------------   ------------  ------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                1,903,797          120,039         248,713        569,659       503,502        521,114
    Cost of investments sold           1,797,742          117,437         224,450        562,271       482,695        497,371
                                   -------------   --------------   -------------   ------------  ------------   ------------

      Realized gains (losses)
        on fund shares                   106,055            2,602          24,263          7,388        20,807         23,743

Realized gain distributions                    -                -               -         16,435             -         12,565
                                   -------------   --------------   -------------   ------------  ------------   ------------

    Net realized gains (losses)          106,055            2,602          24,263         23,823        20,807         36,308

Change in unrealized gains (losses)            -          118,526         533,279        457,181       464,623        832,831
                                   -------------   --------------   -------------   ------------  ------------   ------------

    Net realized and unrealized
      gains (losses) on investments      106,055          121,128         557,542        481,004       485,430        869,139
                                   -------------   --------------   -------------   ------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $     129,385   $      111,064   $     539,666   $    475,494  $    449,773   $    832,990
                                   =============   ==============   =============   ============  ============   ============


(a) For the period beginning May 1, 2003 and ended December 31, 2003
(o) For the period beginning May 1, 2003 and ended October 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          The Universal          The Universal          The Universal          The Universal
                                          Institutional          Institutional          Institutional          Institutional
                                           Funds, Inc.            Funds, Inc.            Funds, Inc.            Funds, Inc.
                                            (Class II)             (Class II)             (Class II)             (Class II)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                      UIF                    UIF
                                               UIF               Small Company           U.S. Mid Cap             UIF U.S.
                                          Mid Cap Growth             Growth                 Value               Real Estate
                                          (Class II) (a)         (Class II) (a)         (Class II) (a)         (Class II) (a)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                  -   $                  -   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                      (48,542)               (46,447)               (80,114)               (43,847)
    Administrative expense                           (5,567)                (5,450)                (9,270)                (5,048)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                    (54,109)               (51,897)               (89,384)               (48,895)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                             574,586                208,729                419,787                330,973
    Cost of investments sold                        533,389                199,658                397,094                307,687
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                               41,197                  9,071                 22,693                 23,286

Realized gain distributions                               -                181,361                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                      41,197                190,432                 22,693                 23,286

Change in unrealized gains (losses)                 886,964                748,108              1,830,100                841,833
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                 928,161                938,540              1,852,793                865,119
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $            874,052   $            886,643   $          1,763,409   $            816,224
                                       ====================   ====================   ====================   ====================
                                       50

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                            Van Kampen             Van Kampen
                                               Life                   Life
                                            Investment             Investment
                                              Trust                  Trust
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                  LIT Emerging
                                           LIT Comstock              Growth
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $            321,420   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (540,099)            (1,290,607)
    Administrative expense                          (39,073)               (90,380)
                                       --------------------   --------------------

    Net investment income (loss)                   (257,752)            (1,380,987)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          37,441,380             78,091,098
    Cost of investments sold                     36,068,434             94,870,154
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                            1,372,946            (16,779,056)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                   1,372,946            (16,779,056)

Change in unrealized gains (losses)              10,051,964             38,351,461
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              11,424,910             21,572,405
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         11,167,158   $         20,191,418
                                       ====================   ====================

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                                          Van Kampen             Van Kampen
                                            Van Kampen             Van Kampen                Life                   Life
                                               Life                   Life                Investment             Investment
                                            Investment             Investment               Trust                  Trust
                                              Trust                  Trust                (Class II)             (Class II)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                                        LIT Aggressive
                                                                       LIT                   Growth              LIT Comstock
                                          LIT Government          Money Market          (Class II) (a)           (Class II)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $             67,849   $             21,419   $                  -   $            414,394
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                      (17,689)               (43,912)               (14,451)            (1,237,401)
    Administrative expense                           (1,470)                (3,658)                (1,720)               (86,546)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                     48,690                (26,151)               (16,171)              (909,553)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                             565,167              3,613,672                 62,505              9,441,860
    Cost of investments sold                        567,755              3,613,672                 59,630              8,914,528
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                               (2,588)                     -                  2,875                527,332

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                      (2,588)                     -                  2,875                527,332

Change in unrealized gains (losses)                 (45,330)                     -                232,685             22,205,550
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                 (47,918)                     -                235,560             22,732,882
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $                772   $            (26,151)  $            219,389   $         21,823,329
                                       ====================   ====================   ====================   ====================
                                       51


STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                            Van Kampen             Van Kampen
                                               Life                   Life
                                            Investment             Investment
                                              Trust                  Trust
                                            (Class II)             (Class II)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                           LIT Emerging          LIT Growth and
                                              Growth                 Income
                                            (Class II)             (Class II)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                 37
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (552,663)              (120,158)
    Administrative expense                          (35,495)               (14,109)
                                       --------------------   --------------------

    Net investment income (loss)                   (588,158)              (134,230)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                           4,086,929                523,633
    Cost of investments sold                      4,769,087                507,331
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                             (682,158)                16,302

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                    (682,158)                16,302

Change in unrealized gains (losses)               8,482,824              2,659,641
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               7,800,666              2,675,943
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          7,212,508   $          2,541,713
                                       ====================   ====================

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                        AIM Variable                          AIM Variable
                                                      Insurance Funds                       Insurance Funds
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          AIM V. I.
                                                    Capital Appreciation                 AIM V. I. Core Equity
                                             ----------------------------------    ----------------------------------
                                                  2003                2002              2003                2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (466,246)   $      (416,151)   $        (6,342)   $       (25,859)
Net realized gains (losses)                       (1,574,155)        (3,139,057)          (119,182)          (229,480)
Change in unrealized gains (losses)                9,272,620         (4,440,492)           653,459           (274,335)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 7,232,219         (7,995,700)           527,935           (529,674)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,892,559          5,409,059             96,911            385,905
Benefit payments                                    (223,177)          (579,614)           (31,277)          (118,666)
Payments on termination                           (1,699,005)        (1,573,029)          (206,142)          (233,307)
Contract maintenance charge                          (15,196)           (12,763)            (3,141)            (2,795)
Transfers among the sub-accounts
   and with the Fixed Account - net                2,549,926          3,163,311            108,153            338,188
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,505,107          6,406,964            (35,496)           369,325
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  9,737,326         (1,588,736)           492,439           (160,349)

NET ASSETS AT BEGINNING OF PERIOD                 23,804,156         25,392,892          2,411,868          2,572,217
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    33,541,482    $    23,804,156    $     2,904,307    $     2,411,868
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,794,812          3,787,168            363,994            323,463
         Units Issued                              8,032,480          3,575,340             69,171            259,704
         Units Redeemed                           (7,518,486)        (2,567,696)           (76,207)          (219,173)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              5,308,806          4,794,812            356,958            363,994
                                             ===============    ===============    ===============    ===============
                                       52

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        AIM Variable
                                                      Insurance Funds
                                                        Sub-Account
                                             ----------------------------------
                                                AIM V. I. Dent Demographics
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (142)   $          (216)
Net realized gains (losses)                              (58)            (3,474)
Change in unrealized gains (losses)                    2,957             (3,378)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     2,757             (7,068)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                 276             14,356
Benefit payments                                           -                  -
Payments on termination                                    -             (1,155)
Contract maintenance charge                              (29)               (10)
Transfers among the sub-accounts
   and with the Fixed Account - net                    2,031             (4,725)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          2,278              8,466
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      5,035              1,398

NET ASSETS AT BEGINNING OF PERIOD                      7,747              6,349
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        12,782    $         7,747
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             931                510
         Units Issued                                    227              1,521
         Units Redeemed                                  (23)            (1,100)
                                             ---------------    ---------------
   Units outstanding at end of period                  1,135                931
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                         AIM Variable                         AIM Variable
                                                       Insurance Funds                      Insurance Funds
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          AIM V. I.
                                                     Diversified Income                     AIM V. I. Growth
                                             ----------------------------------    ----------------------------------
                                                   2003              2002               2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        73,409    $        66,686    $      (235,117)   $      (177,340)
Net realized gains (losses)                           (5,538)           (10,769)        (1,007,412)        (1,412,835)
Change in unrealized gains (losses)                   22,099            (43,356)         4,958,675         (2,742,611)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    89,970             12,561          3,716,146         (4,332,786)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             111,635            142,813          1,349,391          3,335,813
Benefit payments                                           -            (30,596)          (212,123)          (256,291)
Payments on termination                              (74,908)           (50,364)        (1,179,505)          (504,467)
Contract maintenance charge                             (683)              (499)            (5,933)            (4,596)
Transfers among the sub-accounts
   and with the Fixed Account - net                  326,103            270,155          3,821,141            981,572
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        362,147            331,509          3,772,971          3,552,031
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    452,117            344,070          7,489,117           (780,755)

NET ASSETS AT BEGINNING OF PERIOD                  1,036,826            692,756         10,486,057         11,266,812
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,488,943    $     1,036,826    $    17,975,174    $    10,486,057
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         101,019             68,158          3,080,683          2,274,547
         Units Issued                                 60,344             92,460          5,180,050          1,687,994
         Units Redeemed                              (26,832)           (59,599)        (4,151,360)          (881,858)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                134,531            101,019          4,109,373          3,080,683
                                             ===============    ===============    ===============    ===============
                                       53

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        AIM Variable
                                                     Insurance Funds
                                                        Sub-Account
                                             ----------------------------------
                                                          AIM V. I.
                                                    International Growth
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (8,471)   $        (8,940)
Net realized gains (losses)                          (67,035)           (73,665)
Change in unrealized gains (losses)                  359,526           (148,277)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   284,020           (230,882)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              49,522            211,412
Benefit payments                                     (30,679)              (546)
Payments on termination                              (70,046)          (194,442)
Contract maintenance charge                           (1,580)            (1,573)
Transfers among the sub-accounts
   and with the Fixed Account - net                  (24,103)           174,226
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        (76,886)           189,077
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    207,134            (41,805)

NET ASSETS AT BEGINNING OF PERIOD                  1,105,448          1,147,253
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,312,582    $     1,105,448
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         163,158            140,931
         Units Issued                                 17,190             71,510
         Units Redeemed                              (28,274)           (49,283)
                                             ---------------    ---------------
   Units outstanding at end of period                152,074            163,158
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                        AIM Variable                     AIM Variable Insurance
                                                      Insurance Funds                        Funds Series II
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  AIM V. I. Premier Equity              AIM V. I. Basic Value II
                                             ----------------------------------    ----------------------------------
                                                   2003               2002             2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (631,462)   $      (677,883)   $       (31,625)   $             -
Net realized gains (losses)                       (3,705,951)        (5,450,943)             9,646                  -
Change in unrealized gains (losses)               14,392,736        (15,288,252)           668,867                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                10,055,323        (21,417,078)           646,888                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,335,617          8,777,456          5,371,425                  -
Benefit payments                                  (1,179,750)        (1,060,679)                 -                  -
Payments on termination                           (3,184,238)        (3,414,752)           (14,469)                 -
Contract maintenance charge                          (23,402)           (23,507)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net               (1,121,323)         1,886,227          1,382,192                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (4,173,096)         6,164,745          6,739,148                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  5,882,227        (15,252,333)         7,386,036                  -

NET ASSETS AT BEGINNING OF PERIOD                 45,501,941         60,754,274                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    51,384,168    $    45,501,941    $     7,386,036    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       9,117,264          8,445,264                  -                  -
         Units Issued                              1,830,500          7,260,806            596,735                  -
         Units Redeemed                           (2,620,336)        (6,588,806)           (23,453)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              8,327,428          9,117,264            573,282                  -
                                             ===============    ===============    ===============    ===============
                                       54

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  AIM Variable Insurance
                                                      Funds Series II
                                                        Sub-Account
                                             ----------------------------------
                                                     AIM V. I. Capital
                                                      Appreciation II
                                             ----------------------------------
                                                 2003 (a)          2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (20,581)   $             -
Net realized gains (losses)                           26,459                  -
Change in unrealized gains (losses)                  334,534                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   340,412                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,131,768                  -
Benefit payments                                           -                  -
Payments on termination                              (14,452)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,134,414                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      4,251,730                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,592,142                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,592,142    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                427,104                  -
         Units Redeemed                              (51,703)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                375,401                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                                                                Alliance
                                                    AIM Variable Insurance                 Bernstein Variable
                                                       Funds Series II                    Product Series Fund
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          AIM V. I.                             Alliance
                                                      Premier Equity II                   Bernstein Growth (b)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (8,116)   $             -    $      (307,764)   $      (221,211)
Net realized gains (losses)                            2,116                  -           (754,722)        (2,372,755)
Change in unrealized gains (losses)                  180,624                  -          6,204,345         (2,394,870)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   174,624                  -          5,141,859         (4,988,836)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,650,391                  -          6,251,945          2,601,739
Benefit payments                                           -                  -           (151,755)          (222,612)
Payments on termination                              (18,404)                 -         (1,201,367)          (861,782)
Contract maintenance charge                                -                  -             (7,237)            (5,995)
Transfers among the sub-accounts
   and with the Fixed Account - net                  551,504                  -          9,656,370           (166,046)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,183,491                  -         14,547,956          1,345,304
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,358,115                  -         19,689,815         (3,643,532)

NET ASSETS AT BEGINNING OF PERIOD                          -                  -         12,173,298         15,816,830
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,358,115    $             -    $    31,863,113    $    12,173,298
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -          2,805,447          2,582,313
         Units Issued                                206,417                  -          6,854,035          1,604,044
         Units Redeemed                               (5,687)                 -         (4,872,391)        (1,380,910)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                200,730                  -          4,787,091          2,805,447
                                             ===============    ===============    ===============    ===============
                                       55

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Alliance
                                                   Bernstein Variable
                                                  Product Series Fund
                                                       Sub-Account
                                             ----------------------------------
                                                     Alliance Bernstein
                                                     Growth & Income (c)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,297,544)   $    (1,497,686)
Net realized gains (losses)                       (3,487,554)        (5,643,100)
Change in unrealized gains (losses)               48,940,333        (34,470,607)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                44,155,235        (41,611,393)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          20,198,104         28,480,716
Benefit payments                                  (2,744,775)        (2,388,973)
Payments on termination                          (11,213,638)       (12,108,471)
Contract maintenance charge                          (68,548)           (56,384)
Transfers among the sub-accounts
   and with the Fixed Account - net               21,179,308         18,300,916
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     27,350,451         32,227,804
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 71,505,686         (9,383,589)

NET ASSETS AT BEGINNING OF PERIOD                135,646,350        145,029,939
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   207,152,036    $   135,646,350
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      17,354,280         14,041,524
         Units Issued                             18,915,883         13,457,161
         Units Redeemed                          (16,182,257)       (10,144,405)
                                             ---------------    ---------------
   Units outstanding at end of period             20,087,906         17,354,280
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003
(b)  Previously known as Alliance Growth
(c)  Previously known as Alliance Growth & Income
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                           Alliance                             Alliance
                                                     Bernstein Variable                    Bernstein Variable
                                                     Product Series Fund                   Product Series Fund
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          Alliance                         Alliance Bernstein
                                                Bernstein Premier Growth (d)                 Small Cap Value
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)           2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (559,928)   $      (512,854)   $       (56,095)   $             -
Net realized gains (losses)                       (3,976,005)        (5,975,064)            28,824                  -
Change in unrealized gains (losses)               11,330,452         (6,357,494)         1,521,098                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 6,794,519        (12,845,412)         1,493,827                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           6,311,454          4,340,525          9,094,024                  -
Benefit payments                                    (321,154)          (802,149)                 -                  -
Payments on termination                           (2,708,047)        (2,619,789)           (35,837)                 -
Contract maintenance charge                          (15,664)           (15,552)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                3,336,606          2,846,376          3,048,929                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      6,603,195          3,749,411         12,107,116                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 13,397,714         (9,096,001)        13,600,943                  -

NET ASSETS AT BEGINNING OF PERIOD                 29,035,477         38,131,478                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    42,433,191    $    29,035,477    $    13,600,943    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       6,459,359          5,849,767                  -                  -
         Units Issued                              4,132,906          3,703,421          1,053,014                  -
         Units Redeemed                           (3,440,296)        (3,093,829)           (52,663)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              7,151,969          6,459,359          1,000,351                  -
                                             ===============    ===============    ===============    ===============
                                       56

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                     Fidelity Variable
                                                  Insurance Products Fund
                                                         Sub-Account
                                             ----------------------------------
                                                        VIP Contrafund
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (42,273)   $       (24,624)
Net realized gains (losses)                          (50,946)          (156,902)
Change in unrealized gains (losses)                1,278,599           (320,016)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,185,380           (501,542)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             456,480            869,768
Benefit payments                                     (49,013)            (5,038)
Payments on termination                             (334,213)          (487,867)
Contract maintenance charge                           (4,837)            (3,626)
Transfers among the sub-accounts
   and with the Fixed Account - net                  921,033            624,290
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        989,450            997,527
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,174,830            495,985

NET ASSETS AT BEGINNING OF PERIOD                  3,930,762          3,434,777
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,105,592    $     3,930,762
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         477,692            373,502
         Units Issued                                235,879            301,811
         Units Redeemed                             (128,276)          (197,621)
                                             ---------------    ---------------
   Units outstanding at end of period                585,295            477,692
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003
(d)  Previously known as Alliance Premier Growth
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                      Fidelity Variable                     Fidelity Variable
                                                   Insurance Products Fund               Insurance Products Fund
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                         VIP Growth                         VIP High Income
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (42,802)   $       (45,048)   $        42,286    $        51,364
Net realized gains (losses)                         (218,148)          (495,830)            (3,779)           (38,670)
Change in unrealized gains (losses)                1,359,961         (1,076,459)           190,651                108
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,099,011         (1,617,337)           229,158             12,802
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             332,398            605,863            166,490            106,346
Benefit payments                                     (10,976)          (160,718)                 -               (586)
Payments on termination                             (259,260)          (406,431)           (49,553)           (54,160)
Contract maintenance charge                           (6,044)            (5,966)              (805)              (523)
Transfers among the sub-accounts
   and with the Fixed Account - net                  452,623            507,175            419,016             83,745
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        508,741            539,923            535,148            134,822
                                             ---------------    ---------------    ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,607,752         (1,077,414)           764,306            147,624

NET ASSETS AT BEGINNING OF PERIOD                  3,443,125          4,520,539            696,733            549,109
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     5,050,877    $     3,443,125    $     1,461,039    $       696,733
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         562,988            509,882            100,794             81,090
         Units Issued                                176,004            416,824             86,093             51,651
         Units Redeemed                             (108,981)          (363,718)           (18,600)           (31,947)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                630,011            562,988            168,287            100,794
                                             ===============    ===============    ===============    ===============
                                       57

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                      Fidelity Variable
                                                  Insurance Products Fund
                                                        Sub-Account
                                             ----------------------------------
                                                       VIP Index 500
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         3,292    $        (8,154)
Net realized gains (losses)                         (224,271)          (317,756)
Change in unrealized gains (losses)                1,500,936           (922,276)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,279,957         (1,248,186)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             629,785          1,170,111
Benefit payments                                     (10,831)           (65,061)
Payments on termination                             (305,081)          (478,946)
Contract maintenance charge                           (5,235)            (4,353)
Transfers among the sub-accounts
   and with the Fixed Account - net                  939,701            800,191
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      1,248,339          1,421,942
                                             ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,528,296            173,756

NET ASSETS AT BEGINNING OF PERIOD                  4,452,989          4,279,233
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,981,285    $     4,452,989
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         668,633            493,459
         Units Issued                                360,265            579,970
         Units Redeemed                             (201,416)          (404,796)
                                             ---------------    ---------------
   Units outstanding at end of period                827,482            668,633
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                      Fidelity Variable                    Fidelity Variable
                                                   Insurance Products Fund              Insurance Products Fund
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  VIP Investment Grade Bond                   VIP Overseas
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       137,704    $        73,432    $        (6,534)   $        (7,439)
Net realized gains (losses)                          123,773             28,186            (54,336)          (108,261)
Change in unrealized gains (losses)                  (77,765)           260,488            562,541           (202,979)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   183,712            362,106            501,671           (318,679)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             452,778            665,152             53,912            149,950
Benefit payments                                           -            (39,789)              (592)           (42,078)
Payments on termination                             (311,319)          (167,701)           (73,355)           (96,987)
Contract maintenance charge                           (3,455)            (2,396)            (1,511)            (1,431)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (329,273)         1,106,258            137,920            167,285
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (191,269)         1,561,524            116,374            176,739
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     (7,557)         1,923,630            618,045           (141,940)

NET ASSETS AT BEGINNING OF PERIOD                  5,077,425          3,153,795          1,166,090          1,308,030
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     5,069,868    $     5,077,425    $     1,784,135    $     1,166,090
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         394,043            266,533            183,200            161,755
         Units Issued                                132,490            255,908             46,632            102,863
         Units Redeemed                             (147,768)          (128,398)           (31,821)           (81,418)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                378,765            394,043            198,011            183,200
                                             ===============    ===============    ===============    ===============
                                       58

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                     Fidelity Variable
                                                  Insurance Products Fund
                                                     (Service Class 2)
                                                        Sub-Account
                                             ----------------------------------
                                                     VIP Equity-Income
                                                     (Service Class 2)
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $            29    $           (81)
Net realized gains (losses)                              162               (997)
Change in unrealized gains (losses)                    1,268             (1,047)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,459             (2,125)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  96             13,042
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (23)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                   (6,585)            (4,397)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         (6,512)             8,639
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     (5,053)             6,514

NET ASSETS AT BEGINNING OF PERIOD                      7,222                708
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         2,169    $         7,222
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             809                 65
         Units Issued                                     12              1,294
         Units Redeemed                                 (631)              (550)
                                             ---------------    ---------------
   Units outstanding at end of period                    190                809
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                     Fidelity Variable                     Fidelity Variable
                                                   Insurance Products Fund               Insurance Products Fund
                                                      (Service Class 2)                    (Service Class 2)
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                 VIP Investment Grade Bond                    VIP Overseas
                                                     (Service Class 2)                     (Service Class 2)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         3,932    $          (241)   $           (42)   $           (30)
Net realized gains (losses)                            3,416                  4                 (6)                (7)
Change in unrealized gains (losses)                   (4,060)             4,742              1,541               (810)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     3,288              4,505              1,493               (847)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               4,662             96,362                 48                361
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -                  -                  -
Contract maintenance charge                              (77)               (45)               (15)                (4)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (112,033)            19,108              2,206              3,054
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (107,448)           115,425              2,239              3,411
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                   (104,160)           119,930              3,732              2,564

NET ASSETS AT BEGINNING OF PERIOD                    129,151              9,221              3,156                592
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        24,991    $       129,151    $         6,888    $         3,156
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          11,973                927                366                 54
         Units Issued                                  2,027             11,070                205                315
         Units Redeemed                              (11,759)               (24)                (4)                (3)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  2,241             11,973                567                366
                                             ===============    ===============    ===============    ===============
                                       59

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                         Franklin
                                                    Templeton Variable
                                                 Insurance Products Trust
                                                        Sub-Account
                                             ----------------------------------
                                                    Franklin Growth and
                                                     Income Securities
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (2,080)   $             -
Net realized gains (losses)                              468                  -
Change in unrealized gains (losses)                   61,683                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    60,071                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             515,397                  -
Benefit payments                                           -                  -
Payments on termination                               (2,596)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  186,530                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        699,331                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    759,402                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       759,402    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 59,285                  -
         Units Redeemed                               (2,742)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 56,543                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                           Franklin                             Franklin
                                                      Templeton Variable                   Templeton Variable
                                                   Insurance Products Trust             Insurance Products Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     Franklin Small Cap
                                                      Value Securities                  Mutual Shares Securities
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)           2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (1,111)   $             -    $        (2,613)   $             -
Net realized gains (losses)                              630                  -                764                  -
Change in unrealized gains (losses)                   31,549                  -             53,198                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    31,068                  -             51,349                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             190,900                  -            510,675                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (367)                 -               (878)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  117,136                  -            295,534                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        307,669                  -            805,331                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    338,737                  -            856,680                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       338,737    $             -    $       856,680    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                 23,592                  -             70,583                  -
         Units Redeemed                                 (349)                 -             (3,138)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 23,243                  -             67,445                  -
                                             ===============    ===============    ===============    ===============
                                       60

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                          Franklin
                                                     Templeton Variable
                                                  Insurance Products Trust
                                                        Sub-Account
                                             ----------------------------------
                                                    Templeton Developing
                                                     Markets Securities
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (326)   $             -
Net realized gains (losses)                              297                  -
Change in unrealized gains (losses)                   10,485                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    10,456                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              55,983                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                    8,050                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         64,033                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     74,489                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        74,489    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  4,537                  -
         Units Redeemed                                 (121)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  4,416                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                          Franklin
                                                      Templeton Variable                   Janus Aspen Series
                                                   Insurance Products Trust                 (Service Shares)
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          Templeton                       International Value
                                                      Foreign Securities                  (Service Shares) (f)
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (1,089)   $             -    $          (141)   $           (37)
Net realized gains (losses)                              203                  -                (13)                 2
Change in unrealized gains (losses)                   25,504                  -              3,814             (1,319)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    24,618                  -              3,660             (1,354)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             194,579                  -                  -              7,000
Benefit payments                                           -                  -                  -                  -
Payments on termination                                  (33)                 -                  -                  -
Contract maintenance charge                                -                  -                (10)                 -
Transfers among the sub-accounts
   and with the Fixed Account - net                  137,877                  -             21,127              2,566
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        332,423                  -             21,117              9,566
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    357,041                  -             24,777              8,212

NET ASSETS AT BEGINNING OF PERIOD                          -                  -              8,212                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       357,041    $             -    $        32,989    $         8,212
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                804                  -
         Units Issued                                 27,126                  -              1,656                804
         Units Redeemed                                 (856)                 -                 (1)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 26,270                  -              2,459                804
                                             ===============    ===============    ===============    ===============
                                       61

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                     Janus Aspen Series
                                                      (Service Shares)
                                                         Sub-Account
                                             ----------------------------------
                                                      Worldwide Growth
                                                      (Service Shares)
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (49)   $           (43)
Net realized gains (losses)                             (542)              (470)
Change in unrealized gains (losses)                    1,825             (1,825)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,234             (2,338)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -              8,989
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (15)                (2)
Transfers among the sub-accounts
   and with the Fixed Account - net                   (9,881)             2,013
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         (9,896)            11,000
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     (8,662)             8,662

NET ASSETS AT BEGINNING OF PERIOD                      8,662                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $             -    $         8,662
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                           1,048                  -
         Units Issued                                      -              1,212
         Units Redeemed                               (1,048)              (164)
                                             ---------------    ---------------
   Units outstanding at end of period                      -              1,048
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(f)  Previously known as Global Value (Service Shares)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                           Lazard
                                                   Retirement Series, Inc.             LSA Variable Series Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      Emerging Markets                    LSA Aggressive Growth
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (84)   $           (50)   $       (67,848)   $       (11,442)
Net realized gains (losses)                               79                  9             41,986            (24,884)
Change in unrealized gains (losses)                    2,500               (167)         1,874,478           (921,418)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     2,495               (208)         1,848,616           (957,744)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  36                466            874,938            685,786
Benefit payments                                           -                  -             (6,632)                 -
Payments on termination                                    -                  -           (178,520)           (13,605)
Contract maintenance charge                              (14)                (7)              (840)              (105)
Transfers among the sub-accounts
   and with the Fixed Account - net                     (370)               (41)         1,648,841          1,451,413
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                           (348)               418          2,337,787          2,123,489
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      2,147                210          4,186,403          1,165,745

NET ASSETS AT BEGINNING OF PERIOD                      5,176              4,966          3,511,804          2,346,059
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         7,323    $         5,176    $     7,698,207    $     3,511,804
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             441                411            260,282                310
         Units Issued                                      3                 35            406,502          1,074,471
         Units Redeemed                                  (30)                (5)          (118,345)          (814,499)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    414                441            548,439            260,282
                                             ===============    ===============    ===============    ===============
                                       62

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                       LSA Balanced
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        66,418    $        38,912
Net realized gains (losses)                                2             24,454
Change in unrealized gains (losses)                1,309,334         (1,117,904)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,375,754         (1,054,538)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               1,694              4,660
Benefit payments                                           -                  -
Payments on termination                                    -             (1,593)
Contract maintenance charge                              (24)               (10)
Transfers among the sub-accounts
   and with the Fixed Account - net                     (235)             1,125
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          1,435              4,182
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,377,189         (1,050,356)

NET ASSETS AT BEGINNING OF PERIOD                  4,707,772          5,758,128
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,084,961    $     4,707,772
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             693                285
         Units Issued                                    177                606
         Units Redeemed                                  (29)              (198)
                                             ---------------    ---------------
   Units outstanding at end of period                    841                693
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  LSA Variable Series Trust            LSA Variable Series Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       LSA Basic Value                       LSA Blue Chip
                                             ----------------------------------    ----------------------------------
                                                   2003               2002              2003                2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (85)   $           (89)   $           217    $          (215)
Net realized gains (losses)                                -             (1,392)              (270)            (1,944)
Change in unrealized gains (losses)                  631,795           (523,321)           450,797           (632,941)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   631,710           (524,802)           450,744           (635,100)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               2,154             10,453              2,886             14,572
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -                  -             (2,169)
Contract maintenance charge                              (22)               (11)               (57)               (26)
Transfers among the sub-accounts
   and with the Fixed Account - net                      (16)            (5,568)            (1,694)              (728)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          2,116              4,874              1,135             11,649
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    633,826           (519,928)           451,879           (623,451)

NET ASSETS AT BEGINNING OF PERIOD                  1,889,631          2,409,559          1,787,336          2,410,787
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,523,457    $     1,889,631    $     2,239,215    $     1,787,336
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             497                153              1,512                516
         Units Issued                                    211              1,045                324              2,008
         Units Redeemed                                   (8)              (701)              (216)            (1,012)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    700                497              1,620              1,512
                                             ===============    ===============    ===============    ===============
                                       63

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                  LSA Capital Appreciation
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (218)   $          (194)
Net realized gains (losses)                             (274)               (43)
Change in unrealized gains (losses)                  643,083           (850,475)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   642,591           (850,712)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                 948              7,881
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (38)               (25)
Transfers among the sub-accounts
   and with the Fixed Account - net                   (1,244)             4,949
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                           (334)            12,805
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    642,257           (837,907)

NET ASSETS AT BEGINNING OF PERIOD                  2,119,259          2,957,166
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,761,516    $     2,119,259
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                           1,488                407
         Units Issued                                     93              1,092
         Units Redeemed                                 (137)               (11)
                                             ---------------    ---------------
   Units outstanding at end of period                  1,444              1,488
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                 LSA Variable Series Trust             LSA Variable Series Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                                  LSA
                                                    LSA Capital Growth (g)               Disciplined Equity (h)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002              2003                2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         8,448    $         1,347    $           (16)   $        31,455
Net realized gains (losses)                               (5)                (4)        (3,370,962)              (967)
Change in unrealized gains (losses)                  835,884         (1,157,204)         3,682,249         (2,245,216)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   844,327         (1,155,861)           311,271         (2,214,728)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  60                727                 28              5,937
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -                  -                  -
Contract maintenance charge                              (11)                (5)                (6)                (7)
Transfers among the sub-accounts
   and with the Fixed Account - net                       39                195             (6,107)            (4,217)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             88                917             (6,085)             1,713
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -         (6,857,769)                 -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    844,415         (1,154,944)        (6,552,583)        (2,213,015)

NET ASSETS AT BEGINNING OF PERIOD                  3,587,419          4,742,363          6,552,583          8,765,598
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,431,834    $     3,587,419    $             -    $     6,552,583
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             140                 45                715                579
         Units Issued                                     11                100                  3                743
         Units Redeemed                                   (2)                (5)              (718)              (607)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    149                140                  -                715
                                             ===============    ===============    ===============    ===============
                                       64

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                            LSA
                                                    Diversified Mid Cap
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         1,956    $         2,192
Net realized gains (losses)                               (3)                (9)
Change in unrealized gains (losses)                  798,712           (583,974)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   800,665           (581,791)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               1,488              3,788
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (24)               (19)
Transfers among the sub-accounts
   and with the Fixed Account - net                      (12)                65
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          1,452              3,834
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    802,117           (577,957)

NET ASSETS AT BEGINNING OF PERIOD                  2,440,867          3,018,824
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,242,984    $     2,440,867
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             739                408
         Units Issued                                    139                343
         Units Redeemed                                   (7)               (12)
                                             ---------------    ---------------
   Units outstanding at end of period                    871                739
                                             ===============    ===============

(g)  Previously known as LSA Growth Equity
(h)  On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                 LSA Variable Series Trust             LSA Variable Series Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                 LSA Emerging Growth Equity               LSA Equity Growth (i)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (88)   $          (108)   $           (90)   $           (16)
Net realized gains (losses)                             (353)              (790)                 2                 (3)
Change in unrealized gains (losses)                1,371,530         (2,106,878)           742,678         (1,341,931)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,371,089         (2,107,776)           742,590         (1,341,950)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  60                677                464                831
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -             (1,685)                 -                  -
Contract maintenance charge                              (22)               (10)               (14)                (4)
Transfers among the sub-accounts
   and with the Fixed Account - net                    1,237              1,297              6,151                157
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          1,275                279              6,601                984
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,372,364         (2,107,497)           749,191         (1,340,966)

NET ASSETS AT BEGINNING OF PERIOD                  2,922,350          5,029,847          3,159,482          4,500,448
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,294,714    $     2,922,350    $     3,908,673    $     3,159,482
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             687                728                163                 56
         Units Issued                                    208                182                821                113
         Units Redeemed                                 (127)              (223)                (1)                (6)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    768                687                983                163
                                             ===============    ===============    ===============    ===============
                                       65

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                     LSA Mid Cap Value
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         2,611    $         5,196
Net realized gains (losses)                          130,003                 (3)
Change in unrealized gains (losses)                  853,023           (205,967)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   985,637           (200,774)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -              1,920
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                               (5)                (1)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -                 90
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             (5)             2,009
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    985,632           (198,765)

NET ASSETS AT BEGINNING OF PERIOD                  2,477,979          2,676,744
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,463,611    $     2,477,979
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             161                  -
         Units Issued                                      -                164
         Units Redeemed                                   (1)                (3)
                                             ---------------    ---------------
   Units outstanding at end of period                    160                161
                                             ===============    ===============

(i)  Previously known as LSA Focused Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                                                             MFS Variable
                                                 LSA Variable Series Trust                  Insurance Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     LSA Value Equity                           MFS Bond
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        78,480    $           (70)   $       111,364    $        81,991
Net realized gains (losses)                              (11)              (272)            29,635                773
Change in unrealized gains (losses)                1,321,299         (1,309,941)            47,270             70,837
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,399,768         (1,310,283)           188,269            153,601
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  84                387            137,598            436,085
Benefit payments                                           -                  -                  -             (2,718)
Payments on termination                                    -             (2,548)          (266,896)          (146,520)
Contract maintenance charge                               (8)                (6)            (1,743)            (1,065)
Transfers among the sub-accounts
   and with the Fixed Account - net                        5                165            473,199            428,997
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             81             (2,002)           342,158            714,779
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,399,849         (1,312,285)           530,427            868,380

NET ASSETS AT BEGINNING OF PERIOD                  4,598,389          5,910,674          2,262,877          1,394,497
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     5,998,238    $     4,598,389    $     2,793,304    $     2,262,877
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             640                851            182,896            121,177
         Units Issued                                      9                 57             93,020            131,140
         Units Redeemed                                    -               (268)           (66,764)           (69,421)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    649                640            209,152            182,896
                                             ===============    ===============    ===============    ===============
                                       66

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                       MFS Variable
                                                     Insurance Trust
                                                        Sub-Account
                                             ----------------------------------
                                                       MFS High Income
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        17,146    $        24,372
Net realized gains (losses)                             (778)            (8,290)
Change in unrealized gains (losses)                   77,101            (11,736)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    93,469              4,346
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              55,577             57,067
Benefit payments                                           -                  -
Payments on termination                              (37,453)           (46,051)
Contract maintenance charge                             (410)              (289)
Transfers among the sub-accounts
   and with the Fixed Account - net                  224,856             90,562
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        242,570            101,289
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    336,039            105,635

NET ASSETS AT BEGINNING OF PERIOD                    446,764            341,129
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       782,803    $       446,764
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          46,854             36,229
         Units Issued                                 32,234             32,652
         Units Redeemed                               (8,448)           (22,027)
                                             ---------------    ---------------
   Units outstanding at end of period                 70,640             46,854
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                        MFS Variable                         MFS Variable
                                                       Insurance Trust                      Insurance Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                    MFS Investors Trust                    MFS New Discovery
                                             ----------------------------------    ----------------------------------
                                                  2003               2002                2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (12,785)   $       (14,199)   $       (35,113)   $       (35,838)
Net realized gains (losses)                          (48,787)           (89,531)          (141,479)          (149,687)
Change in unrealized gains (losses)                  446,307           (393,124)           910,936           (939,179)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   384,735           (496,854)           734,344         (1,124,704)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              82,635            321,116            161,010            543,357
Benefit payments                                     (10,144)           (88,477)           (20,925)           (36,921)
Payments on termination                             (154,884)          (127,607)          (161,237)          (191,960)
Contract maintenance charge                           (1,908)            (1,727)            (3,174)            (2,650)
Transfers among the sub-accounts
   and with the Fixed Account - net                  291,789            355,372            225,373            362,166
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        207,488            458,677            201,047            673,992
                                             ---------------    ---------------    ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    592,223            (38,177)           935,391           (450,712)

NET ASSETS AT BEGINNING OF PERIOD                  1,806,065          1,844,242          2,379,680          2,830,392
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,398,288    $     1,806,065    $     3,315,071    $     2,379,680
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         270,113            215,156            250,614            201,082
         Units Issued                                 65,343            203,814             69,691            182,154
         Units Redeemed                              (37,824)          (148,857)           (55,741)          (132,622)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                297,632            270,113            264,564            250,614
                                             ===============    ===============    ===============    ===============
                                       67

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        MFS Variable
                                                      Insurance Trust
                                                      (Service Class)
                                                        Sub-Account
                                             ----------------------------------
                                                     MFS New Discovery
                                                      (Service Class)
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (66)   $          (103)
Net realized gains (losses)                              (17)            (1,738)
Change in unrealized gains (losses)                    1,298             (1,459)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,215             (3,300)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   3              7,350
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                               (8)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                       (2)            (1,000)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             (7)             6,344
                                             ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      1,208              3,044

NET ASSETS AT BEGINNING OF PERIOD                      3,871                827
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         5,079    $         3,871
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             448                 64
         Units Issued                                      -                968
         Units Redeemed                                    -               (584)
                                             ---------------    ---------------
   Units outstanding at end of period                    448                448
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       MFS Variable
                                                      Insurance Trust                   Morgan Stanley Variable
                                                      (Service Class)                      Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      MFS Utilities
                                                      (Service Class)                     Aggressive Equity
                                             ----------------------------------    ----------------------------------
                                                   2003              2002                2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $             1    $             1    $      (554,265)   $      (594,300)
Net realized gains (losses)                               (1)                (1)        (7,562,501)       (10,693,474)
Change in unrealized gains (losses)                       29                (16)        16,409,763         (2,558,580)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                        29                (16)         8,292,997        (13,846,354)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -                  -            151,983            435,401
Benefit payments                                           -                  -           (514,475)          (821,318)
Payments on termination                                    -                  -         (3,128,224)        (5,214,894)
Contract maintenance charge                                -                 (1)           (33,309)           (40,540)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -                103         (2,297,966)        (9,184,266)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                              -                102         (5,821,991)       (14,825,617)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                         29                 86          2,471,006        (28,671,971)

NET ASSETS AT BEGINNING OF PERIOD                         86                  -         37,744,391         66,416,362
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $           115    $            86    $    40,215,397    $    37,744,391
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                              11                  -          5,098,597          6,802,351
         Units Issued                                      -                 15          1,541,531            921,897
         Units Redeemed                                    -                 (4)        (2,249,526)        (2,625,651)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                     11                 11          4,390,602          5,098,597
                                             ===============    ===============    ===============    ===============
                                       68

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                         Sub-Account
                                             ----------------------------------
                                                       Capital Growth
                                             ----------------------------------
                                                 2003 (q)         2002 (p) (q)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $             -    $      (546,651)
Net realized gains (losses)                                -        (42,209,425)
Change in unrealized gains (losses)                        -         31,338,180
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                         -        (11,417,896)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -            145,405
Benefit payments                                           -         (1,257,451)
Payments on termination                                    -         (6,644,712)
Contract maintenance charge                                -            (32,670)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -        (77,469,775)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                              -        (85,259,203)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                          -        (96,677,099)

NET ASSETS AT BEGINNING OF PERIOD                          -         96,677,099
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $             -    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -          4,700,747
         Units Issued                                      -            426,069
         Units Redeemed                                    -         (5,126,816)
                                             ---------------    ---------------
   Units outstanding at end of period                      -                  -
                                             ===============    ===============

(q)  On August 31, 2002, Capital Growth merged into Money Market
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley Variable              Morgan Stanley Variable
                                                      Investment Series                    Investment Series
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       Dividend Growth                           Equity
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     3,966,568    $     5,695,378    $    (5,950,086)   $    (8,246,816)
Net realized gains (losses)                       39,234,952         40,787,166       (101,896,948)      (136,699,540)
Change in unrealized gains (losses)              135,729,451       (255,032,965)       216,938,677        (54,042,305)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                               178,930,971       (208,550,421)       109,091,643       (198,988,661)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,399,558          2,646,596            925,560          1,566,712
Benefit payments                                 (22,749,550)       (29,055,707)       (14,117,664)       (17,395,259)
Payments on termination                         (101,580,897)      (126,718,025)       (72,801,259)       (88,853,767)
Contract maintenance charge                         (512,299)          (612,067)          (396,946)          (487,310)
Transfers among the sub-accounts
   and with the Fixed Account - net              (13,875,148)       (57,031,968)       (29,635,100)       (78,794,195)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                   (137,318,336)      (210,771,171)      (116,025,409)      (183,963,819)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts
   retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 41,612,635       (419,321,592)        (6,933,766)      (382,952,480)

NET ASSETS AT BEGINNING OF PERIOD                779,026,445      1,198,348,037        595,598,159        978,550,639
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   820,639,080    $   779,026,445    $   588,664,393    $   595,598,159
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      31,946,324         38,546,868         20,268,369         24,147,859
         Units Issued                              6,181,701          5,633,421          2,705,444          3,796,017
         Units Redeemed                          (10,753,507)       (12,233,965)        (5,647,473)        (7,675,507)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             27,374,518         31,946,324         17,326,340         20,268,369
                                             ===============    ===============    ===============    ===============
                                       69

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                    Investment Series
                                                        Sub-Account
                                             ----------------------------------
                                                      European Growth
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (826,014)   $       131,661
Net realized gains (losses)                       (9,647,714)       (95,017,526)
Change in unrealized gains (losses)               51,641,657         39,529,627
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                41,167,929        (55,356,238)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             309,030          8,546,300
Benefit payments                                  (4,396,340)        (5,879,988)
Payments on termination                          (24,189,125)       (35,646,201)
Contract maintenance charge                         (113,187)          (142,023)
Transfers among the sub-accounts
   and with the Fixed Account - net               (8,062,316)       (27,707,373)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (36,451,938)       (60,829,285)
                                             ---------------    ---------------

Increase (decrease) in amounts
   retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,715,991       (116,185,523)

NET ASSETS AT BEGINNING OF PERIOD                182,586,102        298,771,625
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   187,302,093    $   182,586,102
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       8,623,434         10,421,819
         Units Issued                              4,648,314         46,512,166
         Units Redeemed                           (6,071,597)       (48,310,551)
                                             ---------------    ---------------
   Units outstanding at end of period              7,200,152          8,623,434
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable              Morgan Stanley Variable
                                                    Investment Series                      Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                                 Global
                                                      Global Advantage                      Dividend Growth
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (78,486)   $      (174,627)   $     1,162,989    $       833,640
Net realized gains (losses)                       (3,036,768)        (8,241,630)        (8,494,736)       (13,672,103)
Change in unrealized gains (losses)                8,848,892          1,322,149         58,039,750        (20,716,022)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 5,733,638         (7,094,108)        50,708,003        (33,554,485)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              31,362             94,056            460,789            629,756
Benefit payments                                    (422,668)          (627,890)        (4,851,504)        (7,126,506)
Payments on termination                           (2,129,891)        (3,100,539)       (25,197,790)       (29,652,361)
Contract maintenance charge                          (17,305)           (20,416)          (120,963)          (141,026)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (493,036)        (5,556,976)        (2,134,071)        (9,460,184)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (3,031,538)        (9,211,765)       (31,843,539)       (45,750,321)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,702,100        (16,305,873)        18,864,464        (79,304,806)

NET ASSETS AT BEGINNING OF PERIOD                 21,521,435         37,827,308        190,168,876        269,473,682
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    24,223,535    $    21,521,435    $   209,033,340    $   190,168,876
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       3,702,308          5,072,993         13,562,484         16,304,723
         Units Issued                              3,849,119          1,494,639          9,594,992          3,817,656
         Units Redeemed                           (4,321,533)        (2,865,324)       (11,549,698)        (6,559,895)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,229,894          3,702,308         11,607,778         13,562,484
                                             ===============    ===============    ===============    ===============
                                       70

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                         Sub-Account
                                             ----------------------------------
                                                        High Yield
                                             ----------------------------------
                                                  2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     4,248,778    $     8,898,783
Net realized gains (losses)                      (34,185,555)       (55,753,613)
Change in unrealized gains (losses)               41,547,202         42,108,939
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                11,610,425         (4,745,891)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             270,562             98,575
Benefit payments                                  (1,627,056)        (1,715,075)
Payments on termination                           (7,384,040)        (8,036,441)
Contract maintenance charge                          (38,597)           (41,536)
Transfers among the sub-accounts
   and with the Fixed Account - net                7,916,881         (4,134,753)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (862,250)       (13,829,230)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 10,748,175        (18,575,121)

NET ASSETS AT BEGINNING OF PERIOD                 43,505,421         62,080,542
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    54,253,596    $    43,505,421
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,837,528          6,228,687
         Units Issued                             16,781,594          5,083,144
         Units Redeemed                          (16,722,846)        (6,474,303)
                                             ---------------    ---------------
   Units outstanding at end of period              4,896,276          4,837,528
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       Income Builder                         Information
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       813,666    $     1,480,504    $       (44,769)   $        (9,907)
Net realized gains (losses)                       (1,459,271)        (2,150,617)           110,470         (1,376,851)
Change in unrealized gains (losses)                8,906,070         (4,589,526)         1,291,252           (393,340)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 8,260,465         (5,259,639)         1,356,953         (1,780,098)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             149,498            349,017             63,351            119,996
Benefit payments                                  (1,485,697)        (1,775,094)           (61,327)           (41,487)
Payments on termination                           (6,274,531)        (6,127,759)          (311,147)          (283,297)
Contract maintenance charge                          (28,258)           (29,477)            (1,952)            (1,695)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,540,387           (353,865)         1,830,215           (398,297)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (6,098,601)        (7,937,178)         1,519,140           (604,780)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,161,864        (13,196,817)         2,876,093         (2,384,878)

NET ASSETS AT BEGINNING OF PERIOD                 47,094,305         60,291,122          1,960,815          4,345,693
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    49,256,169    $    47,094,305    $     4,836,908    $     1,960,815
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,059,365          4,727,531            663,998            830,416
         Units Issued                              1,541,342          1,284,254          3,219,839          1,347,995
         Units Redeemed                           (2,010,803)        (1,952,420)        (2,847,523)        (1,514,413)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,589,904          4,059,365          1,036,314            663,998
                                             ===============    ===============    ===============    ===============
                                       71

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                         Sub-Account
                                             ----------------------------------
                                                      Limited Duration
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     1,639,616    $     1,023,330
Net realized gains (losses)                         (228,129)           294,060
Change in unrealized gains (losses)                 (894,667)           (21,940)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   516,820          1,295,450
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,712,830          4,605,164
Benefit payments                                    (982,624)          (613,539)
Payments on termination                          (13,714,102)       (17,061,151)
Contract maintenance charge                          (33,664)           (19,465)
Transfers among the sub-accounts
   and with the Fixed Account - net                4,629,673         56,373,977
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (8,387,887)        43,284,986
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 (7,871,067)        44,580,436

NET ASSETS AT BEGINNING OF PERIOD                 69,290,700         24,710,264
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    61,419,633    $    69,290,700
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       6,130,118          2,240,144
         Units Issued                              6,130,468         27,774,747
         Units Redeemed                           (6,868,188)       (23,884,773)
                                             ---------------    ---------------
   Units outstanding at end of period              5,392,398          6,130,118
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        Money Market                         Pacific Growth
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (2,244,970)   $      (352,027)   $      (271,216)   $      (395,429)
Net realized gains (losses)                                -                  -            606,150         (1,742,638)
Change in unrealized gains (losses)                        -                  -          4,802,671           (470,962)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                (2,244,970)          (352,027)         5,137,605         (2,609,029)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,331,423         19,528,404            165,361          3,542,434
Benefit payments                                  (8,764,697)       (12,927,940)          (280,436)          (473,361)
Payments on termination                         (102,230,881)      (155,039,032)        (2,646,488)        (3,283,591)
Contract maintenance charge                         (158,959)          (172,170)           (15,399)           (18,886)
Transfers among the sub-accounts
   and with the Fixed Account - net              (54,716,892)       118,336,770          2,299,585         (9,253,222)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                   (162,540,006)       (30,273,968)          (477,377)        (9,486,626)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS               (164,784,976)       (30,625,995)         4,660,228        (12,095,655)

NET ASSETS AT BEGINNING OF PERIOD                402,007,362        432,633,357         18,319,147         30,414,802
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   237,222,386    $   402,007,362    $    22,979,375    $    18,319,147
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      28,381,661         30,239,360          5,625,183          7,159,251
         Units Issued                            152,248,316        199,348,791         21,184,235        175,766,604
         Units Redeemed                         (163,753,821)      (201,206,490)       (21,311,049)      (177,300,672)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             16,876,156         28,381,661          5,498,369          5,625,183
                                             ===============    ===============    ===============    ===============
                                       72

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                        Sub-Account
                                             ----------------------------------
                                                    Quality Income Plus
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    15,734,885    $    19,068,028
Net realized gains (losses)                        1,953,746         (1,374,454)
Change in unrealized gains (losses)                7,217,356         (2,140,241)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                24,905,987         15,553,333
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             813,220          2,007,502
Benefit payments                                 (14,121,631)       (12,985,405)
Payments on termination                          (57,096,831)       (53,831,653)
Contract maintenance charge                         (181,155)          (189,547)
Transfers among the sub-accounts
   and with the Fixed Account - net              (11,163,307)        21,490,259
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (81,749,704)       (43,508,844)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                (56,843,717)       (27,955,511)

NET ASSETS AT BEGINNING OF PERIOD                397,715,879        425,671,390
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   340,872,162    $   397,715,879
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      19,077,647         20,923,915
         Units Issued                             12,286,616          7,740,497
         Units Redeemed                          (15,799,834)        (9,586,765)
                                             ---------------    ---------------
   Units outstanding at end of period             15,564,429         19,077,647
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       S&P 500 Index                           Strategist
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (473,517)   $      (571,996)   $     1,020,395    $       623,251
Net realized gains (losses)                      (15,097,272)       (12,919,160)        (6,983,442)       (14,605,494)
Change in unrealized gains (losses)               42,462,912        (22,594,477)        82,409,928        (36,917,370)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                26,892,123        (36,085,633)        76,446,881        (50,899,613)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             831,805          1,860,370            646,209          1,083,124
Benefit payments                                  (2,320,259)        (2,725,639)       (10,907,990)       (12,901,316)
Payments on termination                          (10,383,334)       (13,488,215)       (46,232,870)       (52,497,057)
Contract maintenance charge                          (72,171)           (79,313)          (191,439)          (219,105)
Transfers among the sub-accounts
   and with the Fixed Account - net                8,357,214         (1,467,027)        (5,143,744)       (27,269,012)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (3,586,745)       (15,899,824)       (61,829,834)       (91,803,366)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 23,305,378        (51,985,457)        14,617,047       (142,702,979)

NET ASSETS AT BEGINNING OF PERIOD                104,608,980        156,594,437        351,931,744        494,634,723
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   127,914,358    $   104,608,980    $   366,548,791    $   351,931,744
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      13,650,304         15,542,034         16,777,896         20,191,972
         Units Issued                             13,447,449          4,889,622          1,729,116          2,621,467
         Units Redeemed                          (13,818,945)        (6,781,352)        (3,923,169)        (6,035,543)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             13,278,808         13,650,304         14,583,843         16,777,896
                                             ===============    ===============    ===============    ===============
                                       73

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 Morgan Stanley Variable
                                                    Investment Series
                                                        Sub-Account
                                             ----------------------------------
                                                         Utilities
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     2,569,483    $     3,650,996
Net realized gains (losses)                      (22,646,368)       (33,054,355)
Change in unrealized gains (losses)               43,704,994        (40,534,265)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                23,628,109        (69,937,624)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             412,126            554,598
Benefit payments                                  (6,282,434)        (8,973,628)
Payments on termination                          (21,332,880)       (30,083,233)
Contract maintenance charge                         (108,615)          (138,370)
Transfers among the sub-accounts
   and with the Fixed Account - net              (10,830,103)       (21,653,110)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (38,141,906)       (60,293,743)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                (14,513,797)      (130,231,367)

NET ASSETS AT BEGINNING OF PERIOD                179,522,767        309,754,134
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   165,008,970    $   179,522,767
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      11,241,901         14,350,719
         Units Issued                              3,389,613          4,787,663
         Units Redeemed                           (5,432,303)        (7,896,481)
                                             ---------------    ---------------
   Units outstanding at end of period              9,199,211         11,241,901
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account IA, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable                Morgan Stanley Variable
                                                     Investment Series                      Investment Series
                                                     (Class Y Shares)                       (Class Y Shares)
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     Aggressive Equity                       Capital Growth
                                                      (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)            2003 (r)        2002 (p) (r)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (364,471)   $      (278,582)   $             -    $       (66,077)
Net realized gains (losses)                       (2,600,533)        (1,303,535)                 -         (2,525,504)
Change in unrealized gains (losses)                7,822,795         (3,464,653)                 -          1,643,550
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 4,857,791         (5,046,770)                 -           (948,031)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,139,760          4,294,161                  -          1,475,761
Benefit payments                                    (161,768)          (251,616)                 -            (41,274)
Payments on termination                           (1,028,102)        (1,038,406)                 -           (256,347)
Contract maintenance charge                          (12,346)            (9,310)                 -             (1,068)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,069,628            749,126                  -         (6,701,235)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      3,007,172          3,743,955                  -         (5,524,163)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  7,864,963         (1,302,815)                 -         (6,472,194)

NET ASSETS AT BEGINNING OF PERIOD                 17,226,203         18,529,018                  -          6,472,194
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    25,091,166    $    17,226,203    $             -    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       3,298,105          2,711,846                  -            919,083
         Units Issued                              3,906,909          1,744,256                  -            601,841
         Units Redeemed                           (3,536,184)        (1,157,997)                 -         (1,520,924)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,668,830          3,298,105                  -                  -
                                             ===============    ===============    ===============    ===============
                                       74

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                     (Class Y Shares)
                                                        Sub-Account
                                             ----------------------------------
                                                      Dividend Growth
                                                     (Class Y Shares)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        44,285    $       112,033
Net realized gains (losses)                       (1,009,243)        (3,466,135)
Change in unrealized gains (losses)               21,715,571        (13,398,412)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                20,750,613        (16,752,514)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          18,865,457         19,186,568
Benefit payments                                  (1,818,871)          (803,478)
Payments on termination                           (4,791,262)        (3,248,989)
Contract maintenance charge                          (26,152)           (18,328)
Transfers among the sub-accounts
   and with the Fixed Account - net               12,324,813         11,557,182
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     24,553,985         26,672,955
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 45,304,598          9,920,441

NET ASSETS AT BEGINNING OF PERIOD                 68,922,746         59,002,305
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   114,227,344    $    68,922,746
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       8,696,023          5,969,986
         Units Issued                              5,479,911          8,871,801
         Units Redeemed                           (3,005,447)        (6,145,764)
                                             ---------------    ---------------
   Units outstanding at end of period             11,170,487          8,696,023
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(r) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                      (Class Y Shares)                      (Class Y Shares)
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                           Equity                           European Growth
                                                      (Class Y Shares)                     (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,236,079)   $      (932,432)   $      (276,688)   $         7,155
Net realized gains (losses)                       (3,094,585)        (4,140,719)           319,489           (967,255)
Change in unrealized gains (losses)               19,845,435        (11,579,603)         8,065,950         (2,531,834)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                15,514,771        (16,652,754)         8,108,751         (3,491,934)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          15,358,243         17,599,855          5,719,569          7,867,161
Benefit payments                                  (1,169,816)        (1,046,188)          (438,807)          (242,319)
Payments on termination                           (3,873,167)        (3,296,821)        (1,486,705)        (4,335,415)
Contract maintenance charge                          (26,793)           (21,714)            (9,191)            (6,670)
Transfers among the sub-accounts
   and with the Fixed Account - net                9,029,597          6,651,905          2,136,641          1,422,928
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     19,318,064         19,887,037          5,921,507          4,705,685
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 34,832,835          3,234,283         14,030,258          1,213,751

NET ASSETS AT BEGINNING OF PERIOD                 63,832,081         60,597,798         21,754,695         20,540,944
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    98,664,916    $    63,832,081    $    35,784,953    $    21,754,695
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      11,901,051          8,802,736          3,700,311          2,730,305
         Units Issued                              5,331,030          6,639,712         15,405,881         25,268,953
         Units Redeemed                           (3,107,263)        (3,541,397)       (14,682,319)       (24,298,947)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             14,124,818         11,901,051          4,423,874          3,700,311
                                             ===============    ===============    ===============    ===============
                                       75

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                      (Class Y Shares)
                                                        Sub-Account
                                             ----------------------------------
                                                      Global Advantage
                                                      (Class Y Shares)
                                             ----------------------------------
                                                    2003            2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (55,023)   $       (56,393)
Net realized gains (losses)                         (303,041)          (620,104)
Change in unrealized gains (losses)                2,054,132           (700,975)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,696,068         (1,377,472)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,315,546            975,627
Benefit payments                                     (88,362)           (83,613)
Payments on termination                             (305,610)          (540,088)
Contract maintenance charge                           (2,227)            (2,158)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,366,889            385,096
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,286,236            734,864
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  3,982,304           (642,608)

NET ASSETS AT BEGINNING OF PERIOD                  5,211,886          5,854,494
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     9,194,190    $     5,211,886
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       1,032,992            916,797
         Units Issued                                433,983            897,014
         Units Redeemed                             (190,862)          (780,819)
                                             ---------------    ---------------
   Units outstanding at end of period              1,276,113          1,032,992
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                     (Class Y Shares)                      (Class Y Shares)
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                   Global Dividend Growth                      High Yield
                                                      (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                 2003              2002 (p)              2003            2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        36,174    $         9,231    $     1,617,436    $     1,411,053
Net realized gains (losses)                          (64,359)          (246,603)          (721,953)          (674,605)
Change in unrealized gains (losses)                8,828,168         (2,550,826)         3,651,472         (1,469,549)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 8,799,983         (2,788,198)         4,546,955           (733,101)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          10,124,159          7,978,336          9,532,747          3,543,251
Benefit payments                                    (600,911)          (207,229)          (284,116)          (324,274)
Payments on termination                           (1,426,306)          (620,561)          (955,059)          (274,434)
Contract maintenance charge                           (7,330)            (3,248)            (4,308)            (1,775)
Transfers among the sub-accounts
   and with the Fixed Account - net                9,169,580          5,904,423         10,331,482          2,341,595
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     17,259,192         13,051,721         18,620,746          5,284,363
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 26,059,175         10,263,523         23,167,701          4,551,262

NET ASSETS AT BEGINNING OF PERIOD                 20,620,654         10,357,131         10,638,797          6,087,535
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    46,679,829    $    20,620,654    $    33,806,498    $    10,638,797
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       2,606,955          1,126,525          2,432,734          1,280,977
         Units Issued                              2,348,398          2,218,108          4,567,849          1,954,173
         Units Redeemed                             (625,795)          (737,678)        (1,695,658)          (802,416)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              4,329,558          2,606,955          5,304,925          2,432,734
                                             ===============    ===============    ===============    ===============
                                       76

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                     (Class Y Shares)
                                                        Sub-Account
                                             ----------------------------------
                                                       Income Builder
                                                      (Class Y Shares)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       382,712    $       284,799
Net realized gains (losses)                            6,580           (174,399)
Change in unrealized gains (losses)                4,281,235         (1,143,814)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 4,670,527         (1,033,414)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           7,790,480          4,796,452
Benefit payments                                    (275,004)          (186,107)
Payments on termination                           (2,145,549)          (513,148)
Contract maintenance charge                           (4,462)            (2,317)
Transfers among the sub-accounts
   and with the Fixed Account - net               17,220,662          3,239,590
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     22,586,127          7,334,470
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 27,256,654          6,301,056

NET ASSETS AT BEGINNING OF PERIOD                 13,400,928          7,099,872
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    40,657,582    $    13,400,928
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       1,481,949            709,159
         Units Issued                              3,252,754          1,314,125
         Units Redeemed                           (1,016,488)          (541,335)
                                             ---------------    ---------------
   Units outstanding at end of period              3,718,215          1,481,949
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley Variable                 Morgan Stanley Variable
                                                      Investment Series                      Investment Series
                                                       (Class Y Shares)                      (Class Y Shares)
                                                         Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                         Information                         Limited Duration
                                                       (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (145,587)   $       (37,338)   $     1,953,075    $       727,634
Net realized gains (losses)                         (445,726)        (2,003,220)          (148,815)           229,845
Change in unrealized gains (losses)                4,341,652         (1,853,335)        (1,595,577)            50,924
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 3,750,339         (3,893,893)           208,683          1,008,403
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,225,880          2,003,807         25,796,774         22,286,809
Benefit payments                                     (46,282)           (98,471)        (1,523,087)          (814,968)
Payments on termination                             (341,351)          (209,112)        (9,714,395)        (7,176,145)
Contract maintenance charge                           (3,191)            (2,334)           (17,539)            (6,036)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,399,099           (112,201)        34,891,425         33,339,290
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      4,234,155          1,581,689         49,433,178         47,628,950
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  7,984,494         (2,312,204)        49,641,861         48,637,353

NET ASSETS AT BEGINNING OF PERIOD                  5,043,719          7,355,923         70,980,957         22,343,604
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    13,028,213    $     5,043,719    $   120,622,818    $    70,980,957
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       1,666,789          1,378,017          6,502,356          2,087,334
         Units Issued                              1,168,068          1,622,881          9,337,125         11,054,564
         Units Redeemed                             (563,629)        (1,334,109)        (4,580,583)        (6,639,542)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              2,271,228          1,666,789         11,258,898          6,502,356
                                             ===============    ===============    ===============    ===============
                                       77

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                       (Class Y Shares)
                                                         Sub-Account
                                             ----------------------------------
                                                        Money Market
                                                      (Class Y Shares)
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,303,168)   $      (681,689)
Net realized gains (losses)                                -                  -
Change in unrealized gains (losses)                        -                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                (1,303,168)          (681,689)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          41,709,845         63,515,776
Benefit payments                                  (1,643,995)        (1,192,309)
Payments on termination                          (34,026,335)       (41,889,996)
Contract maintenance charge                          (28,029)           (16,173)
Transfers among the sub-accounts
   and with the Fixed Account - net              (45,125,147)        14,460,780
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (39,113,661)        34,878,078
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                (40,416,829)        34,196,389

NET ASSETS AT BEGINNING OF PERIOD                131,413,323         97,216,934
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    90,996,494    $   131,413,323
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      12,744,404          9,368,740
         Units Issued                             44,235,460         61,260,187
         Units Redeemed                          (47,996,305)       (57,884,523)
                                             ---------------    ---------------
   Units outstanding at end of period              8,983,559         12,744,404
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                      (Class Y Shares)                     (Class Y Shares)
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      Pacific Growth                     Quality Income Plus
                                                     (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (94,122)   $       (57,013)   $     4,828,766    $     3,156,360
Net realized gains (losses)                        2,075,534            923,587            348,408            (76,977)
Change in unrealized gains (losses)                1,227,490           (467,808)         2,196,274            124,968
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 3,208,902            398,766          7,373,448          3,204,351
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,527,313          1,796,411         23,683,497         22,100,171
Benefit payments                                      (2,595)           (25,602)        (1,819,684)          (926,600)
Payments on termination                           (1,843,070)        (3,218,915)       (12,151,005)        (5,337,706)
Contract maintenance charge                           (1,489)              (846)           (23,076)           (12,170)
Transfers among the sub-accounts
   and with the Fixed Account - net                  855,824          2,040,695         20,213,205         27,174,843
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      1,535,983            591,743         29,902,937         42,998,538
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,744,885            990,509         37,276,385         46,202,889

NET ASSETS AT BEGINNING OF PERIOD                  2,619,407          1,628,898         99,129,739         52,926,850
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     7,364,292    $     2,619,407    $   136,406,124    $    99,129,739
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         631,464            293,211          8,406,234          4,636,882
         Units Issued                             34,394,313         22,774,203          7,430,559          8,036,039
         Units Redeemed                          (33,859,526)       (22,435,950)        (4,573,020)        (4,266,687)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              1,166,251            631,464         11,263,773          8,406,234
                                             ===============    ===============    ===============    ===============
                                       78

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                       (Class Y Shares)
                                                         Sub-Account
                                             ----------------------------------
                                                       S&P 500 Index
                                                      (Class Y Shares)
                                             ----------------------------------
                                                  2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (726,885)   $      (413,819)
Net realized gains (losses)                       (1,452,764)        (1,606,699)
Change in unrealized gains (losses)               23,609,209        (13,034,731)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                21,429,560        (15,055,249)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          31,264,904         22,098,750
Benefit payments                                  (1,039,439)          (838,852)
Payments on termination                           (4,673,744)        (2,429,965)
Contract maintenance charge                          (28,459)           (17,363)
Transfers among the sub-accounts
   and with the Fixed Account - net               18,199,035         12,599,213
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     43,722,297         31,411,783
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 65,151,857         16,356,534

NET ASSETS AT BEGINNING OF PERIOD                 61,908,782         45,552,248
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   127,060,639    $    61,908,782
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      10,380,429          5,852,765
         Units Issued                              7,761,234          7,115,577
         Units Redeemed                           (2,834,987)        (2,587,913)
                                             ---------------    ---------------
   Units outstanding at end of period             15,306,676         10,380,429
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley Variable              Morgan Stanley Variable
                                                      Investment Series                    Investment Series
                                                       (Class Y Shares)                    (Class Y Shares)
                                                          Sub-Account                         Sub-Account
                                             ----------------------------------    ----------------------------------
                                                         Strategist                            Utilities
                                                      (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (112,251)   $      (132,403)   $       246,067    $       267,987
Net realized gains (losses)                         (496,000)        (1,377,769)        (1,426,395)        (3,073,173)
Change in unrealized gains (losses)               15,682,854         (5,239,997)         4,371,245         (3,553,599)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                15,074,603         (6,750,169)         3,190,917         (6,358,785)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          12,828,276         13,112,905          2,328,921          3,728,034
Benefit payments                                  (1,701,447)          (753,078)          (470,521)          (459,994)
Payments on termination                           (2,835,508)        (2,431,964)        (1,139,156)        (1,092,398)
Contract maintenance charge                          (21,460)           (15,097)            (7,218)            (6,617)
Transfers among the sub-accounts
   and with the Fixed Account - net                8,133,585          5,839,192          1,738,888           (170,274)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     16,403,446         15,751,958          2,450,914          1,998,751
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 31,478,049          9,001,789          5,641,831         (4,360,034)

NET ASSETS AT BEGINNING OF PERIOD                 55,794,328         46,792,539         19,653,084         24,013,118
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    87,272,377    $    55,794,328    $    25,294,915    $    19,653,084
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       7,215,885          5,356,482          3,517,621          3,256,726
         Units Issued                              3,114,281          3,850,522          1,170,455          1,958,429
         Units Redeemed                           (1,467,408)        (1,991,119)          (950,205)        (1,697,534)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              8,862,758          7,215,885          3,737,871          3,517,621
                                             ===============    ===============    ===============    ===============
                                       79

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Oppenheimer
                                                   Variable Account Funds
                                                         Sub-Account
                                             ----------------------------------
                                                      Oppenheimer Bond
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       258,396    $       348,246
Net realized gains (losses)                          113,497             11,237
Change in unrealized gains (losses)                 (119,325)           161,855
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   252,568            521,338
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             319,091            637,203
Benefit payments                                     (91,127)           (33,196)
Payments on termination                           (4,523,566)          (627,946)
Contract maintenance charge                           (3,203)            (2,360)
Transfers among the sub-accounts
   and with the Fixed Account - net                  205,774          2,914,093
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (4,093,031)         2,887,794
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 (3,840,463)         3,409,132

NET ASSETS AT BEGINNING OF PERIOD                  8,734,608          5,325,476
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,894,145    $     8,734,608
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         726,360            477,018
         Units Issued                                147,740            527,920
         Units Redeemed                             (487,612)          (278,578)
                                             ---------------    ---------------
   Units outstanding at end of period                386,488            726,360
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                        Oppenheimer                           Oppenheimer
                                                   Variable Account Funds                Variable Account Funds
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        Oppenheimer                            Oppenheimer
                                                    Capital Appreciation                    Global Securities
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (49,790)   $       (46,575)   $       (25,183)   $       (45,001)
Net realized gains (losses)                         (255,778)          (852,622)          (276,455)          (540,813)
Change in unrealized gains (losses)                1,711,456         (1,332,546)         1,955,099         (1,032,633)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,405,888         (2,231,743)         1,653,461         (1,618,447)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             240,306            916,593            165,767            745,684
Benefit payments                                     (18,061)           (71,757)           (19,569)           (83,481)
Payments on termination                             (363,974)          (863,723)          (408,192)        (1,159,223)
Contract maintenance charge                           (6,683)            (6,030)            (5,230)            (4,788)
Transfers among the sub-accounts
   and with the Fixed Account - net                  367,442             11,031              2,323            499,197
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        219,030            (13,886)          (264,901)            (2,611)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,624,918         (2,245,629)         1,388,560         (1,621,058)

NET ASSETS AT BEGINNING OF PERIOD                  4,902,477          7,148,106          4,402,396          6,023,454
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,527,395    $     4,902,477    $     5,790,956    $     4,402,396
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         620,146            652,728            449,504            472,644
         Units Issued                                135,339            371,528             77,970            255,586
         Units Redeemed                             (116,436)          (404,110)          (108,626)          (278,726)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                639,049            620,146            418,848            449,504
                                             ===============    ===============    ===============    ===============
                                       80

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Oppenheimer
                                                   Variable Account Funds
                                                         Sub-Account
                                             ----------------------------------
                                                   Oppenheimer High Income
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        61,896    $       122,494
Net realized gains (losses)                          (17,920)          (106,921)
Change in unrealized gains (losses)                  201,698            (79,484)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   245,674            (63,911)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             112,686            237,616
Benefit payments                                     (40,611)                 -
Payments on termination                              (85,653)           (65,360)
Contract maintenance charge                           (1,043)              (735)
Transfers among the sub-accounts
   and with the Fixed Account - net                  254,970           (363,745)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        240,349           (192,224)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    486,023           (256,135)

NET ASSETS AT BEGINNING OF PERIOD                  1,061,681          1,317,816
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,547,704    $     1,061,681
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         114,555            136,928
         Units Issued                                 50,640             68,723
         Units Redeemed                              (28,643)           (91,096)
                                             ---------------    ---------------
   Units outstanding at end of period                136,552            114,555
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                                                               Oppenheimer
                                                         Oppenheimer                     Variable Account Funds
                                                    Variable Account Funds               (Service Class ("SC"))
                                                          Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                   Oppenheimer Main Street                    Oppenheimer
                                                      Small Cap Growth                   Aggressive Growth (SC)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002            2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (32,370)   $       (28,981)   $          (196)   $             -
Net realized gains (losses)                          (17,936)           (34,293)               182                  -
Change in unrealized gains (losses)                  969,142           (366,059)               612                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   918,836           (429,333)               598                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             297,499            470,471             30,325                  -
Benefit payments                                      (2,458)           (31,165)                 -                  -
Payments on termination                             (168,971)          (400,361)            (1,056)                 -
Contract maintenance charge                           (3,380)            (2,822)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  303,979            480,140             40,622                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        426,669            516,263             69,891                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,345,505             86,930             70,489                  -

NET ASSETS AT BEGINNING OF PERIOD                  2,077,937          1,991,007                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,423,442    $     2,077,937    $        70,489    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         199,203            158,771                  -                  -
         Units Issued                                 78,103            150,309              5,776                  -
         Units Redeemed                              (46,975)          (109,877)              (112)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                230,331            199,203              5,664                  -
                                             ===============    ===============    ===============    ===============
                                       81

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                         Oppenheimer
                                                    Variable Account Funds
                                                    (Service Class ("SC"))
                                                         Sub-Account
                                             ----------------------------------
                                                    Oppenheimer Capital
                                                      Appreciation (SC)
                                             ----------------------------------
                                                2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (562)   $             -
Net realized gains (losses)                                9                  -
Change in unrealized gains (losses)                   15,518                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    14,965                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             203,869                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  114,131                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        318,000                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    332,965                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       332,965    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 27,125                  -
         Units Redeemed                                  (63)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 27,062                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                         Oppenheimer                           Oppenheimer
                                                   Variable Account Funds                Variable Account Funds
                                                   (Service Class ("SC"))                (Service Class ("SC"))
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                    Oppenheimer Global                         Oppenheimer
                                                      Securities (SC)                        High Income (SC)
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)          2003 (e)            2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (268)   $             -    $          (392)   $             -
Net realized gains (losses)                              294                  -                 46                  -
Change in unrealized gains (losses)                   10,354                  -              5,560                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    10,380                  -              5,214                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              60,258                  -            147,116                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                               (1,227)                 -               (640)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   32,171                  -             46,571                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         91,202                  -            193,047                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    101,582                  -            198,261                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       101,582    $             -    $       198,261    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                  7,927                  -             15,674                  -
         Units Redeemed                                 (821)                 -               (411)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  7,106                  -             15,263                  -
                                             ===============    ===============    ===============    ===============
                                       82

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Oppenheimer
                                                  Variable Account Funds
                                                  (Service Class ("SC"))
                                                        Sub-Account
                                             ----------------------------------
                                                       Oppenheimer
                                                     Main Street (SC)
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (689)   $             -
Net realized gains (losses)                              104                  -
Change in unrealized gains (losses)                   17,987                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    17,402                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             203,979                  -
Benefit payments                                           -                  -
Payments on termination                                 (172)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  124,243                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        328,050                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    345,452                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       345,452    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 28,446                  -
         Units Redeemed                               (1,152)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 27,294                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                         Oppenheimer                           Oppenheimer
                                                   Variable Account Funds                Variable Account Funds
                                                   (Service Class ("SC"))                (Service Class ("SC"))
                                                        Sub-Account                            Sub-Account
                                             ---------------------------------     ----------------------------------
                                                   Oppenheimer Main Street                 Oppenheimer Multiple
                                                    Small Cap Growth (SC)                     Strategies (SC)
                                             ---------------------------------     ----------------------------------
                                                  2003               2002              2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (899)   $          (147)   $          (508)   $             -
Net realized gains (losses)                              559               (263)                53                  -
Change in unrealized gains (losses)                   22,478             (1,502)            10,136                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    22,138             (1,912)             9,681                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             146,319              8,126            141,508                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (273)                 -                (87)                 -
Contract maintenance charge                              (21)               (13)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  103,492             (1,414)            93,434                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        249,517              6,699            234,855                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    271,655              4,787            244,536                  -

NET ASSETS AT BEGINNING OF PERIOD                      8,477              3,690                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       280,132    $         8,477    $       244,536    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             857                309                  -                  -
         Units Issued                                 18,437                704             18,846                  -
         Units Redeemed                                 (198)              (156)              (223)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 19,096                857             18,623                  -
                                             ===============    ===============    ===============    ===============
                                       83

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                         Oppenheimer
                                                   Variable Account Funds
                                                  (Service Class ("SC"))
                                                        Sub-Account
                                             ----------------------------------
                                                         Oppenheimer
                                                     Strategic Bond (SC)
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (840)   $             -
Net realized gains (losses)                               21                  -
Change in unrealized gains (losses)                   10,313                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     9,494                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             236,608                  -
Benefit payments                                           -                  -
Payments on termination                                  (97)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  103,470                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        339,981                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    349,475                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       349,475    $             -
                                             ---------------    ---------------

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 31,002                  -
         Units Redeemed                               (2,309)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 28,693                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                       PIMCO Advisors                         PIMCO Advisors
                                                  Variable Insurance Trust              Variable Insurance Trust
                                                      Sub-Account (j)                         Sub-Account (j)
                                             ----------------------------------    ----------------------------------
                                                                                                  PEA
                                                    OpCap Small Cap (k)                Science and Technology (l)
                                             ----------------------------------    ----------------------------------
                                                  2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (16)   $           (10)   $           (10)   $           (28)
Net realized gains (losses)                               (2)                71               (185)              (488)
Change in unrealized gains (losses)                      400               (280)               537             (1,032)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       382               (219)               342             (1,548)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                 252                452                  2                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                   (1)                 -                  -             (1,154)
Contract maintenance charge                               (6)                (3)                (3)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -                100               (713)             1,073
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                            245                549               (714)               (87)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                        627                330               (372)            (1,635)

NET ASSETS AT BEGINNING OF PERIOD                        798                468                921              2,556
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         1,425    $           798    $           549    $           921
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                              86                 39                118                163
         Units Issued                                     24                 50                  -                 94
         Units Redeemed                                   (1)                (3)               (74)              (139)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    109                 86                 44                118
                                             ===============    ===============    ===============    ===============
                                       84

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                      PIMCO Variable
                                                     Insurance Trust
                                                       Sub-Account
                                             ----------------------------------
                                                       Foreign Bond
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           336    $           601
Net realized gains (losses)                            2,609                403
Change in unrealized gains (losses)                   (1,278)             1,290
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,667              2,294
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  72             95,582
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (21)                (7)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (107,705)             9,068
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (107,654)           104,643
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                   (105,987)           106,937

NET ASSETS AT BEGINNING OF PERIOD                    107,683                746
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         1,696    $       107,683
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          10,036                 74
         Units Issued                                     22              9,990
         Units Redeemed                               (9,901)               (28)
                                             ---------------    ---------------
   Units outstanding at end of period                    157             10,036
                                             ===============    ===============

(j)  Previously known as OCC Accumulation Trust
(k)  Previously known as OCC Small Cap
(l)  Previously known as OCC Science and Technology

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                       PIMCO Variable                        PIMCO Variable
                                                      Insurance Trust                       Insurance Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        Money Market                       PIMCO Total Return
                                             ----------------------------------    ----------------------------------
                                                  2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (91)   $            (9)   $           512    $           795
Net realized gains (losses)                                -                  -              1,915              1,312
Change in unrealized gains (losses)                        -                  -               (769)               792
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       (91)                (9)             1,658              2,899
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               2,238              3,728                  -             95,250
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -             (1,602)                 -                  -
Contract maintenance charge                              (52)               (18)               (18)                (7)
Transfers among the sub-accounts
   and with the Fixed Account - net                    4,940              1,061           (108,350)             9,130
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          7,126              3,169           (108,368)           104,373
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      7,035              3,160           (106,710)           107,272

NET ASSETS AT BEGINNING OF PERIOD                      6,886              3,726            107,930                658
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        13,921    $         6,886    $         1,220    $       107,930
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             688                372             10,070                 66
         Units Issued                                  1,489                497                 19             10,030
         Units Redeemed                                 (775)              (181)            (9,979)               (26)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  1,402                688                110             10,070
                                             ===============    ===============    ===============    ===============
                                       85

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                       VT The George
                                                   Putnam Fund of Boston
                                             ----------------------------------
                                                 2003 (a)          2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (25,538)   $             -
Net realized gains (losses)                           11,161                  -
Change in unrealized gains (losses)                  275,834                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   261,457                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,722,032                  -
Benefit payments                                           -                  -
Payments on termination                              (50,287)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,926,597                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      4,598,342                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,859,799                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,859,799    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                471,658                  -
         Units Redeemed                              (43,237)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                428,421                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                             VT
                                                  Global Asset Allocation                 VT Growth and Income
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (291)   $             -    $        15,571    $       (25,456)
Net realized gains (losses)                               15                  -           (255,787)        (2,022,477)
Change in unrealized gains (losses)                    4,329                  -          9,812,407         (5,525,965)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     4,053                  -          9,572,191         (7,573,898)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              50,874                  -          4,994,278          6,399,453
Benefit payments                                           -                  -         (1,057,563)          (762,707)
Payments on termination                                 (199)                 -         (2,486,386)        (1,932,839)
Contract maintenance charge                                -                  -            (14,168)           (11,175)
Transfers among the sub-accounts
   and with the Fixed Account - net                    6,856                  -          6,495,505          6,371,252
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         57,531                  -          7,931,666         10,063,984
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     61,584                  -         17,503,857          2,490,086

NET ASSETS AT BEGINNING OF PERIOD                          -                  -         30,708,551         28,218,465
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        61,584    $             -    $    48,212,408    $    30,708,551
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -          3,946,392          2,888,212
         Units Issued                                  4,964                  -          7,573,766          4,738,363
         Units Redeemed                                  (17)                 -         (6,673,055)        (3,680,183)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  4,947                  -          4,847,103          3,946,392
                                             ===============    ===============    ===============    ===============
                                       86

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                    VT Health Sciences
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (464)   $             -
Net realized gains (losses)                                7                  -
Change in unrealized gains (losses)                    6,445                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     5,988                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              70,621                  -
Benefit payments                                           -                  -
Payments on termination                                  (45)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   28,834                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         99,410                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    105,398                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       105,398    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  9,363                  -
         Units Redeemed                                   (4)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  9,359                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       VT High Yield                           VT Income
                                             ----------------------------------    ----------------------------------
                                                  2003               2002              2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         9,331    $           859    $          (809)   $             -
Net realized gains (losses)                              272                (20)                17                  -
Change in unrealized gains (losses)                   51,972              3,278              3,899                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    61,575              4,117              3,107                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              52,582            101,569            150,864                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (190)                 -               (679)                 -
Contract maintenance charge                              (28)               (17)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  199,217              7,886             47,686                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        251,581            109,438            197,871                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    313,156            113,555            200,978                  -

NET ASSETS AT BEGINNING OF PERIOD                    118,281              4,726                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       431,437    $       118,281    $       200,978    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          11,478                448                  -                  -
         Units Issued                                 23,973             11,052             19,855                  -
         Units Redeemed                               (2,152)               (22)              (668)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 33,299             11,478             19,187                  -
                                             ===============    ===============    ===============    ===============
                                       87

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                    Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                             VT
                                                  International Equity (m)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (491,686)   $      (412,326)
Net realized gains (losses)                         (552,404)          (293,994)
Change in unrealized gains (losses)               16,354,238         (6,378,509)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                15,310,148         (7,084,829)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           8,156,994         24,038,059
Benefit payments                                    (316,506)          (698,513)
Payments on termination                           (3,023,585)        (9,574,265)
Contract maintenance charge                          (23,122)           (17,617)
Transfers among the sub-accounts
   and with the Fixed Account - net                2,389,923          2,622,468
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      7,183,704         16,370,132
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 22,493,852          9,285,303

NET ASSETS AT BEGINNING OF PERIOD                 48,013,703         38,728,400
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    70,507,555    $    48,013,703
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       8,208,707          5,411,453
         Units Issued                             14,605,361         54,844,975
         Units Redeemed                          (13,786,475)       (52,047,721)
                                             ---------------    ---------------
   Units outstanding at end of period              9,027,593          8,208,707
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(m)  Previously known as VT International Growth
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     VT International
                                                     Growth and Income                        VT Investors
                                             ----------------------------------    ----------------------------------
                                                  2003               2002              2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $            (1)   $           (35)   $        (4,898)   $             -
Net realized gains (losses)                                4                  -              2,365                  -
Change in unrealized gains (losses)                    1,128               (520)            73,210                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,131               (555)            70,677                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -                  -            531,650                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -             (6,832)                 -
Contract maintenance charge                               (6)                (5)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                      (21)               (41)           257,574                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                            (27)               (46)           782,392                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      1,104               (601)           853,069                  -

NET ASSETS AT BEGINNING OF PERIOD                      3,155              3,756                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         4,259    $         3,155    $       853,069    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             341                345                  -                  -
         Units Issued                                      4                  3             76,175                  -
         Units Redeemed                                   (6)                (7)            (6,801)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    339                341             69,374                  -
                                             ===============    ===============    ===============    ===============
                                       88

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                    Putnam Variable Trust
                                                         Sub-Account
                                             ----------------------------------
                                                      VT Money Market
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (51)   $             -
Net realized gains (losses)                                -                  -
Change in unrealized gains (losses)                        -                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       (51)                 -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              16,378                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   37,611                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         53,989                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     53,938                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        53,938    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  6,946                  -
         Units Redeemed                               (1,496)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  5,450                  -
                                             ===============    ===============


(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                    VT New Opportunities                      VT New Value
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)             2003              2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (225)   $             -    $           (21)   $             -
Net realized gains (losses)                                1                  -                  -                  -
Change in unrealized gains (losses)                    2,597                  -                580                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     2,373                  -                559                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              84,326                  -                  -                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                  (32)                 -                  -                  -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   35,503                  -              7,586                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        119,797                  -              7,586                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    122,170                  -              8,145                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       122,170    $             -    $         8,145    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                  9,866                  -                561                  -
         Units Redeemed                                 (794)                 -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  9,072                  -                561                  -
                                             ===============    ===============    ===============    ===============
                                       89

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                    Putnam Variable Trust
                                                         Sub-Account
                                             ----------------------------------
                                                         VT Research
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (16)   $             -
Net realized gains (losses)                               36                  -
Change in unrealized gains (losses)                      322                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       342                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               3,600                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                    2,887                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          6,487                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      6,829                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         6,829    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                    883                  -
         Units Redeemed                                 (364)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                    519                  -
                                             ===============    ===============


(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                              VT Utilities
                                                     VT Small Cap Value                    Growth and Income
                                             ----------------------------------    ----------------------------------
                                                  2003            2002 (p) (s)         2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (413,425)   $      (124,595)   $          (159)   $             -
Net realized gains (losses)                        1,477,746           (543,483)                45                  -
Change in unrealized gains (losses)               12,006,502         (1,663,599)             3,676                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                13,070,823         (2,331,677)             3,562                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,446,446          7,444,395             27,348                  -
Benefit payments                                    (153,122)           (19,431)                 -                  -
Payments on termination                           (1,852,846)          (317,148)              (640)                 -
Contract maintenance charge                           (8,355)            (1,612)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                4,410,963         15,419,178              2,994                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      5,843,086         22,525,382             29,702                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 18,913,909         20,193,705             33,264                  -

NET ASSETS AT BEGINNING OF PERIOD                 20,193,705                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    39,107,614    $    20,193,705    $        33,264    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       2,768,948                  -                  -                  -
         Units Issued                             12,865,275          5,424,196              2,407                  -
         Units Redeemed                          (11,990,716)        (2,655,248)               (49)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,643,507          2,768,948              2,358                  -
                                             ===============    ===============    ===============    ===============
                                       90

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------

                                                          VT Vista
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (272)   $             -
Net realized gains (losses)                            1,313                  -
Change in unrealized gains (losses)                    2,690                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     3,731                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              80,937                  -
Benefit payments                                           -                  -
Payments on termination                                 (232)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                       87                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         80,792                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     84,523                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        84,523    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  8,164                  -
         Units Redeemed                               (1,929)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  6,235                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                  Rydex Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        VT Voyager                             Rydex OTC
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)             2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (538,268)   $      (353,765)   $             -    $           (13)
Net realized gains (losses)                       (2,968,066)        (4,292,392)                (1)              (704)
Change in unrealized gains (losses)               12,021,298         (6,766,961)                16                (16)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 8,514,964        (11,413,118)                15               (733)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           5,692,829          7,638,105                  -              1,689
Benefit payments                                    (278,913)          (417,588)                 -                  -
Payments on termination                           (2,646,135)        (1,869,200)                 -                  -
Contract maintenance charge                          (17,359)           (15,188)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,455,184          5,883,190                  1               (921)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      5,205,606         11,219,319                  1                768
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 13,720,570           (193,799)                16                 35

NET ASSETS AT BEGINNING OF PERIOD                 34,395,037         34,588,836                 35                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    48,115,607    $    34,395,037    $            51    $            35
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       7,477,187          5,484,854                  4                  -
         Units Issued                              8,370,932          5,856,428                  -                142
         Units Redeemed                           (7,982,585)        (3,864,095)                 -               (138)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              7,865,534          7,477,187                  4                  4
                                             ===============    ===============    ===============    ===============
                                       91

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                           Salomon
                                                     Brothers Variable
                                                        Series Funds
                                                        Sub-Account
                                             ----------------------------------
                                                    Variable All Cap (n)
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (59)   $           (50)
Net realized gains (losses)                               (7)               (10)
Change in unrealized gains (losses)                    1,629             (1,403)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,563             (1,463)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  72                332
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                               (6)                (4)
Transfers among the sub-accounts
   and with the Fixed Account - net                      (28)               124
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             38                452
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      1,601             (1,011)

NET ASSETS AT BEGINNING OF PERIOD                      4,198              5,209
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         5,799    $         4,198
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             511                468
         Units Issued                                      8                 47
         Units Redeemed                                   (4)                (4)
                                             ---------------    ---------------
   Units outstanding at end of period                    515                511
                                             ===============    ===============

(n)  Previously known as Capital
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                 STI Classic Variable Trust            STI Classic Variable Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  STI Capital Appreciation                STI Growth & Income
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)           2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (923)   $             -    $            19    $             -
Net realized gains (losses)                               19                  -                 73                  -
Change in unrealized gains (losses)                   13,603                  -              8,731                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    12,699                  -              8,823                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             144,017                  -             46,223                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                  (91)                 -               (640)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   97,141                  -             62,253                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        241,067                  -            107,836                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    253,766                  -            116,659                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       253,766    $             -    $       116,659    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
     period                                                -                  -                  -                  -
         Units Issued                                 24,951                  -             10,623                  -
         Units Redeemed                               (1,276)                 -               (342)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 23,675                  -             10,281                  -
                                             ===============    ===============    ===============    ===============
                                       92

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 STI Classic Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                             STI
                                                    International Equity
                                             ----------------------------------
                                                2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $             -    $             -
Net realized gains (losses)                                -                  -
Change in unrealized gains (losses)                       28                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                        28                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -                  -
Benefit payments                                           -                  -
Payments on termination                                 (104)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                    1,067                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                            963                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                        991                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $           991    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
     period                                                -                  -
         Units Issued                                     87                  -
         Units Redeemed                                   (6)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                     81                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                  STI Classic Variable Trust            STI Classic Variable Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  STI Investment Grade Bond                 STI Mid-Cap Equity
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003 (e)          2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           410    $             -    $            97    $             -
Net realized gains (losses)                                8                  -                351                  -
Change in unrealized gains (losses)                      227                  -              8,098                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       645                  -              8,546                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              73,153                  -             79,693                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (480)                 -                  -                  -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   43,124                  -             43,108                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        115,797                  -            122,801                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    116,442                  -            131,347                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       116,442    $             -    $       131,347    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                 11,684                  -             11,536                  -
         Units Redeemed                                  (51)                 -                (42)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 11,633                  -             11,494                  -
                                             ===============    ===============    ===============    ===============
                                       93

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 STI Classic Variable Trust
                                                         Sub-Account
                                             ----------------------------------
                                                 STI Small Cap Value Equity
                                             ----------------------------------
                                                  2003 (e)          2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (152)   $             -
Net realized gains (losses)                              243                  -
Change in unrealized gains (losses)                    8,969                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     9,060                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              40,929                  -
Benefit payments                                           -                  -
Payments on termination                                 (659)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   35,510                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         75,780                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     84,840                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        84,840    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  7,596                  -
         Units Redeemed                                 (653)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  6,943                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                                                             The Universal
                                                 STI Classic Variable Trust            Institutional Funds, Inc.
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                            STI
                                                     Value Income Stock                UIF Emerging Markets Equity
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $            41    $             -    $      (402,274)   $      (338,590)
Net realized gains (losses)                               52                  -          1,968,347         (1,271,613)
Change in unrealized gains (losses)                    3,421                  -          9,951,847           (439,302)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     3,514                  -         11,517,920         (2,049,505)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              32,697                  -          1,465,997          3,687,715
Benefit payments                                           -                  -           (234,929)          (291,169)
Payments on termination                                 (640)                 -         (1,336,257)        (3,022,905)
Contract maintenance charge                                -                  -            (13,979)           (12,157)
Transfers among the sub-accounts
   and with the Fixed Account - net                    2,973                  -            546,435          6,811,603
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         35,030                  -            427,267          7,173,087
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     38,544                  -         11,945,187          5,123,582

NET ASSETS AT BEGINNING OF PERIOD                          -                  -         21,571,826         16,448,244
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        38,544    $             -    $    33,517,013    $    21,571,826
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -          3,527,641          2,295,907
         Units Issued                                  3,488                  -         40,625,662         43,804,688
         Units Redeemed                                  (61)                 -        (40,451,774)       (42,572,954)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  3,427                  -          3,701,529          3,527,641
                                             ===============    ===============    ===============    ===============
                                       94

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                       The Universal
                                                 Institutional Funds, Inc.
                                                        Sub-Account
                                             ----------------------------------
                                                     UIF Equity Growth
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (784,575)   $      (818,211)
Net realized gains (losses)                       (7,570,044)        (8,633,548)
Change in unrealized gains (losses)               18,904,775        (12,074,507)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                10,550,156        (21,526,266)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,332,912          2,489,217
Benefit payments                                  (1,131,646)          (750,474)
Payments on termination                           (4,152,530)        (5,310,256)
Contract maintenance charge                          (30,459)           (34,495)
Transfers among the sub-accounts
   and with the Fixed Account - net                2,166,207         (3,359,565)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (1,815,516)        (6,965,573)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  8,734,640        (28,491,839)

NET ASSETS AT BEGINNING OF PERIOD                 47,599,623         76,091,462
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    56,334,263    $    47,599,623
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       7,462,039          8,236,135
         Units Issued                              2,795,881          2,288,996
         Units Redeemed                           (2,939,404)        (3,063,092)
                                             ---------------    ---------------
   Units outstanding at end of period              7,318,516          7,462,039
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       The Universal                         The Universal
                                                 Institutional Funds, Inc.              Institutional Funds, Inc.
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                                  UIF
                                                       UIF High Yield                     International Magnum
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (3,796)   $        10,325    $      (338,048)   $       (98,393)
Net realized gains (losses)                              322               (317)         1,670,580           (408,573)
Change in unrealized gains (losses)                   53,246             (6,212)         6,293,183         (1,644,978)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    49,772              3,796          7,625,715         (2,151,944)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               1,698            100,151          1,106,327          8,685,600
Benefit payments                                           -                  -           (278,424)          (393,207)
Payments on termination                                    -             (2,707)        (1,805,815)        (2,748,963)
Contract maintenance charge                              (29)               (12)           (10,898)           (10,431)
Transfers among the sub-accounts
   and with the Fixed Account - net                  163,418              5,821          2,804,101         (4,065,044)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        165,087            103,253          1,815,291          1,467,955
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    214,859            107,049          9,441,006           (683,989)

NET ASSETS AT BEGINNING OF PERIOD                    111,342              4,293         19,087,765         19,771,754
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       326,201    $       111,342    $    28,528,771    $    19,087,765
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          11,634                410          2,992,918          2,501,671
         Units Issued                                 16,003             11,697         37,116,116         32,252,510
         Units Redeemed                                 (110)              (473)       (36,533,085)       (31,761,263)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 27,527             11,634          3,575,949          2,992,918
                                             ===============    ===============    ===============    ===============
                                       95

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                       The Universal
                                                  Institutional Funds, Inc.
                                                        Sub-Account
                                             ----------------------------------
                                                     UIF Mid Cap Growth
                                             ----------------------------------
                                                  2003            2002 (p) (s)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (271,789)   $       (36,711)
Net realized gains (losses)                          901,032             11,940
Change in unrealized gains (losses)                4,776,780           (526,080)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 5,406,023           (550,851)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,615,947          3,570,891
Benefit payments                                     (45,772)           (40,069)
Payments on termination                           (1,107,052)           (53,428)
Contract maintenance charge                           (4,580)              (224)
Transfers among the sub-accounts
   and with the Fixed Account - net               12,703,433          3,617,693
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     14,161,976          7,094,863
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 19,567,999          6,544,012

NET ASSETS AT BEGINNING OF PERIOD                  6,544,012                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    26,112,011    $     6,544,012
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         894,727                  -
         Units Issued                              9,473,810          3,817,453
         Units Redeemed                           (7,809,530)        (2,922,726)
                                             ---------------    ---------------
   Units outstanding at end of period              2,559,007            894,727
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       The Universal                          The Universal
                                                  Institutional Funds, Inc.              Institutional Funds, Inc.
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      UIF Mid Cap Value                   UIF U.S. Real Estate
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,486,913)   $    (1,170,829)   $      (840,864)   $       793,614
Net realized gains (losses)                          255,782         (5,305,644)         2,664,302            637,881
Change in unrealized gains (losses)               31,834,886        (19,271,179)        14,372,353         (3,541,619)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                30,603,755        (25,747,652)        16,195,791         (2,110,124)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,508,748         20,765,233          2,321,398          7,492,392
Benefit payments                                    (955,420)        (1,057,872)        (1,005,978)          (537,893)
Payments on termination                           (5,873,680)        (4,800,788)        (4,534,066)        (3,345,959)
Contract maintenance charge                          (34,986)           (25,132)           (22,313)           (16,173)
Transfers among the sub-accounts
   and with the Fixed Account - net               11,216,606         23,190,427          4,633,158         14,700,264
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      7,861,268         38,071,868          1,392,199         18,292,631
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 38,465,023         12,324,216         17,587,990         16,182,507

NET ASSETS AT BEGINNING OF PERIOD                 75,421,246         63,097,030         44,037,989         27,855,482
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   113,886,269    $    75,421,246    $    61,625,979    $    44,037,989
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      10,940,690          6,471,585          3,777,522          2,301,020
         Units Issued                             17,593,565         16,860,794         11,332,008          9,074,255
         Units Redeemed                          (16,675,200)       (12,391,689)       (11,227,354)        (7,597,753)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             11,859,055         10,940,690          3,882,176          3,777,522
                                             ===============    ===============    ===============    ===============
                                       96

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                               The Universal Institutional
                                                  Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                   UIF Active International
                                                     Allocation (Class II)
                                             ----------------------------------
                                                 2003 (o)           2002 (o)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        23,330    $             -
Net realized gains (losses)                          106,055                  -
Change in unrealized gains (losses)                        -                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   129,385                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,273,265                  -
Benefit payments                                           -                  -
Payments on termination                              (13,618)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net               (1,389,032)                 -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (129,385)                 -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                          -                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $             -    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                170,207                  -
         Units Redeemed                             (170,207)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                      -                  -
                                             ===============    ===============

(o)  For the period beginning May 1, 2003 and ended October 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                The Universal Institutional            The Universal Institutional
                                                    Funds, Inc. (Class II)               Funds, Inc. (Class II)
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        UIF Emerging                          UIF Emerging
                                                   Markets Debt (Class II)             Markets Equity (Class II)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)           2003 (a)          2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (10,064)   $             -    $       (17,876)   $             -
Net realized gains (losses)                            2,602                  -             24,263                  -
Change in unrealized gains (losses)                  118,526                  -            533,279                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   111,064                  -            539,666                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,614,039                  -          2,608,320                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                               (4,843)                 -             (7,043)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  612,759                  -            901,767                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,221,955                  -          3,503,044                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,333,019                  -          4,042,710                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,333,019    $             -    $     4,042,710    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                218,781                  -            301,317                  -
         Units Redeemed                              (12,870)                 -            (29,235)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                205,911                  -            272,082                  -
                                             ===============    ===============    ===============    ===============
                                       97

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                The Universal Institutional
                                                   Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                        UIF Equity and
                                                      Income (Class II)
                                             ----------------------------------
                                                2003 (a)            2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (5,510)   $             -
Net realized gains (losses)                           23,823                  -
Change in unrealized gains (losses)                  457,181                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   475,494                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           4,688,295                  -
Benefit payments                                     (50,452)                 -
Payments on termination                              (35,134)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,415,996                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      6,018,705                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  6,494,199                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,494,199    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                592,278                  -
         Units Redeemed                              (31,659)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                560,619                  -
                                             ===============    ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                The Universal Institutional           The Universal Institutional
                                                   Funds, Inc. (Class II)               Funds, Inc. (Class II)
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                            UIF                                UIF Global
                                                  Equity Growth (Class II)                Franchise (Class II)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)           2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (35,657)   $             -    $       (36,149)   $             -
Net realized gains (losses)                           20,807                  -             36,308                  -
Change in unrealized gains (losses)                  464,623                  -            832,831                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   449,773                  -            832,990                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           5,193,665                  -          6,558,012                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                              (39,123)                 -            (27,410)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,425,874                  -          1,893,480                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      6,580,416                  -          8,424,082                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  7,030,189                  -          9,257,072                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     7,030,189    $             -    $     9,257,072    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                673,037                  -            822,730                  -
         Units Redeemed                              (71,078)                 -            (64,463)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                601,959                  -            758,267                  -
                                             ===============    ===============    ===============    ===============
                                       98

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                The Universal Institutional
                                                   Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                            UIF
                                                  Mid Cap Growth (Class II)
                                             ----------------------------------
                                                2003 (a)            2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (54,109)   $             -
Net realized gains (losses)                           41,197                  -
Change in unrealized gains (losses)                  886,964                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   874,052                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           7,322,535                  -
Benefit payments                                           -                  -
Payments on termination                              (47,931)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,113,266                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      9,387,870                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 10,261,922                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    10,261,922    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                891,430                  -
         Units Redeemed                             (106,180)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                785,250                  -
                                             ===============    ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                 The Universal Institutional         The Universal Institutional
                                                    Funds, Inc. (Class II)              Funds, Inc. (Class II)
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     UIF Small Company                      UIF U.S. Mid Cap
                                                      Growth (Class II)                     Value (Class II)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)           2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (51,897)   $             -    $       (89,384)   $             -
Net realized gains (losses)                          190,432                  -             22,693                  -
Change in unrealized gains (losses)                  748,108                  -          1,830,100                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   886,643                  -          1,763,409                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           7,721,748                  -         12,547,868                  -
Benefit payments                                      (5,167)                 -             (5,063)                 -
Payments on termination                              (36,994)                 -            (78,597)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,459,618                  -          3,896,590                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     10,139,205                  -         16,360,798                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 11,025,848                  -         18,124,207                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    11,025,848    $             -    $    18,124,207    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                844,610                  -          1,430,131                  -
         Units Redeemed                              (32,405)                 -            (73,678)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                812,205                  -          1,356,453                  -
                                             ===============    ===============    ===============    ===============
                                       99

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 The Universal Institutional
                                                   Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                          UIF U.S.
                                                   Real Estate (Class II)
                                             ----------------------------------
                                                 2003 (a)          2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (48,895)   $             -
Net realized gains (losses)                           23,286                  -
Change in unrealized gains (losses)                  841,833                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   816,224                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           6,247,338                  -
Benefit payments                                           -                  -
Payments on termination                              (32,334)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,302,665                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      8,517,669                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  9,333,893                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     9,333,893    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                811,979                  -
         Units Redeemed                              (80,835)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                731,144                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       Van Kampen Life                      Van Kampen Life
                                                       Investment Trust                    Investment Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        LIT Comstock                       LIT Domestic Income
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003             2002 (t)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (257,752)   $      (135,117)   $             -    $        54,866
Net realized gains (losses)                        1,372,946           (496,142)                 -            (34,418)
Change in unrealized gains (losses)               10,051,964         (1,405,972)                 -            (25,597)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                11,167,158         (2,037,231)                 -             (5,149)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,281,608          4,686,295                  -             88,379
Benefit payments                                    (112,608)           (34,986)                 -                  -
Payments on termination                           (3,764,646)          (733,731)                 -            (20,063)
Contract maintenance charge                          (19,723)            (6,539)                 -               (113)
Transfers among the sub-accounts
   and with the Fixed Account - net               29,256,770         18,033,120                  -           (809,297)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     28,641,401         21,944,159                  -           (741,094)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 39,808,559         19,906,928                  -           (746,243)

NET ASSETS AT BEGINNING OF PERIOD                 23,160,464          3,253,536                  -            746,243
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    62,969,023    $    23,160,464    $             -    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       2,807,188            271,535                  -             65,168
         Units Issued                              9,605,936          3,781,940                  -             36,378
         Units Redeemed                           (6,437,237)        (1,246,287)                 -           (101,546)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              5,975,887          2,807,188                  -                  -
                                             ===============    ===============    ===============    ===============
                                       100

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                      Van Kampen Life
                                                     Investment Trust
                                                         Sub-Account
                                             ----------------------------------
                                                     LIT Emerging Growth
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,380,987)   $    (1,377,797)
Net realized gains (losses)                      (16,779,056)       (38,043,661)
Change in unrealized gains (losses)               38,351,461         (9,784,649)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                20,191,418        (49,206,107)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,233,393          3,924,887
Benefit payments                                  (1,295,881)        (1,616,652)
Payments on termination                           (7,500,061)       (11,076,917)
Contract maintenance charge                          (80,227)           (94,053)
Transfers among the sub-accounts
   and with the Fixed Account - net               (2,643,741)       (23,221,709)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (10,286,517)       (32,084,444)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  9,904,901        (81,290,551)

NET ASSETS AT BEGINNING OF PERIOD                 85,976,226        167,266,777
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    95,881,127    $    85,976,226
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      12,789,050         15,662,344
         Units Issued                             10,268,355          8,753,490
         Units Redeemed                          (11,374,655)       (11,626,784)
                                             ---------------    ---------------
   Units outstanding at end of period             11,682,750         12,789,050
                                             ===============    ===============

(t)  On May 1, 2002, LIT Domestic Income merged into LIT Government

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                      Van Kampen Life                       Van Kampen Life
                                                      Investment Trust                      Investment Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       LIT Government                       LIT Money Market
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (s)             2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        48,690    $        (9,351)   $       (26,151)   $        (3,965)
Net realized gains (losses)                           (2,588)             7,085                  -                  -
Change in unrealized gains (losses)                  (45,330)            64,151                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       772             61,885            (26,151)            (3,965)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              84,706             66,961            424,407            946,370
Benefit payments                                           -             (1,312)                 -                (66)
Payments on termination                              (81,596)           (54,147)          (889,453)          (589,145)
Contract maintenance charge                           (1,309)              (433)            (9,944)            (7,230)
Transfers among the sub-accounts
   and with the Fixed Account - net                  192,894          1,222,732           (709,123)           820,425
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        194,695          1,233,801         (1,184,113)         1,170,354
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    195,467          1,295,686         (1,210,264)         1,166,389

NET ASSETS AT BEGINNING OF PERIOD                  1,295,686                  -          4,198,773          3,032,384
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,491,153    $     1,295,686    $     2,988,509    $     4,198,773
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         121,786                  -            387,151            279,441
         Units Issued                                 82,749            172,934            271,807            472,392
         Units Redeemed                              (64,967)           (51,148)          (381,419)          (364,682)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                139,568            121,786            277,539            387,151
                                             ===============    ===============    ===============    ===============
                                       101

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Van Kampen
                                                      Life Investment
                                                      Trust (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                       LIT Aggressive
                                                      Growth (Class II)
                                             ----------------------------------
                                                 2003 (a)           2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (16,171)   $             -
Net realized gains (losses)                            2,875                  -
Change in unrealized gains (losses)                  232,685                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   219,389                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,640,616                  -
Benefit payments                                           -                  -
Payments on termination                               (8,520)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  835,275                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      3,467,371                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  3,686,760                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,686,760    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                296,142                  -
         Units Redeemed                               (8,601)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                287,541                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                         Van Kampen                            Van Kampen
                                                      Life Investment                       Life Investment
                                                      Trust (Class II)                      Trust (Class II)
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                             LIT Emerging
                                                   LIT Comstock (Class II)                 Growth (Class II)
                                             ----------------------------------    ----------------------------------
                                                  2003            2002 (p) (s)           2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (909,553)   $      (208,769)   $      (588,158)   $      (391,938)
Net realized gains (losses)                          527,332            (89,354)          (682,158)          (650,601)
Change in unrealized gains (losses)               22,205,550           (510,891)         8,482,824         (8,457,947)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                21,823,329           (809,014)         7,212,508         (9,500,486)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          43,824,914         16,723,518         10,416,361         10,913,748
Benefit payments                                    (793,736)           (84,215)          (237,976)          (486,630)
Payments on termination                           (2,467,782)          (384,138)        (1,148,954)          (747,486)
Contract maintenance charge                          (14,804)            (1,252)           (12,663)            (6,828)
Transfers among the sub-accounts
   and with the Fixed Account - net               36,259,338         23,317,005          5,077,063          6,934,526
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     76,807,930         39,570,918         14,093,831         16,607,330
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 98,631,259         38,761,904         21,306,339          7,106,844

NET ASSETS AT BEGINNING OF PERIOD                 38,761,904                  -         24,441,575         17,334,731
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   137,393,163    $    38,761,904    $    45,747,914    $    24,441,575
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,820,965                  -          4,520,479          2,120,331
         Units Issued                              9,858,734          5,705,466          2,526,237          3,941,389
         Units Redeemed                           (2,213,952)          (884,501)          (987,173)        (1,541,241)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             12,465,747          4,820,965          6,059,543          4,520,479
                                             ===============    ===============    ===============    ===============
                                       102

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Van Kampen
                                                     Life Investment
                                                     Trust (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                      LIT Growth and
                                                     Income (Class II)
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (134,230)   $           (68)
Net realized gains (losses)                           16,302             (1,329)
Change in unrealized gains (losses)                2,659,641               (517)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 2,541,713             (1,914)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          18,342,662             10,894
Benefit payments                                     (31,939)                 -
Payments on termination                             (100,557)                 -
Contract maintenance charge                              (22)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                7,841,451             (4,420)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     26,051,595              6,468
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 28,593,308              4,554

NET ASSETS AT BEGINNING OF PERIOD                      4,554                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    28,597,862    $         4,554
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             503                  -
         Units Issued                              2,456,467              1,288
         Units Redeemed                             (147,941)              (785)
                                             ---------------    ---------------
   Units outstanding at end of period              2,309,029                503
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Financial Advisors Separate Account I (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is wholly owned by Allstate Insurance Company, which is wholly owned by The Allstate Corporation. On September 11, 2002, the boards of directors of Allstate and Northbrook Life Insurance Company ("Northbrook Life") approved the merger of Northbrook Life into Allstate, which was effective January 1, 2003 (the "NLIC Merger"). In conjunction with the merger, the Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II, Separate Accounts of Northbrook Life, merged with the Account. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     Allstate sells three variable annuity contracts, SelectDirections, the Preferred Client Variable Annuity, and the Allstate Advisor (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Allstate contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS                            FIDELITY VARIABLE INSURANCE PRODUCTS FUND
        AIM V.I. Capital Appreciation                         (CONTINUED)
        AIM V.I. Core Equity                                     VIP Growth
        AIM V.I. Dent Demographics                               VIP High Income
        AIM V.I. Diversified Income                              VIP Index 500
        AIM V.I. Growth                                          VIP Investment Grade Bond
        AIM V.I. International Growth                            VIP Overseas
        AIM V.I. Premier Equity                              FIDELITY VARIABLE INSURANCE PRODUCTS FUND
     AIM VARIABLE INSURANCE FUNDS SERIES II                   (SERVICE CLASS 2)
        AIM V.I. Basic Value II                                  VIP Equity-Income (Service Class 2)
        AIM V.I. Capital Appreciation II                         VIP Investment Grade Bond (Service
        AIM V.I. Premier Equity II                                 Class 2)
     ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES                   VIP Overseas (Service Class 2)
      FUND                                                   FRANKLIN TEMPLETON VARIABLE INSURANCE
        AllianceBernstein Growth (Previously known            PRODUCTS TRUST
            as Alliance Growth)                                  Franklin Growth and Income Securities
        AllianceBernstein Growth & Income                        Franklin Small Cap Value Securities
            (Previously known as Alliance Growth &               Mutual Shares Securities
            Income)                                              Templeton Developing Markets Securities
        AllianceBernstein Premier Growth                         Templeton Foreign Securities
            (Previously known as Alliance Premier           JANUS ASPEN SERIES (SERVICE SHARES)
            Growth)                                              International Value (Service Shares)
        AllianceBernstein Small Cap Value                          (Previously known as Global Value (Service
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND                     Shares))
        VIP Contrafund

--------------------------------------------------------------------------------

     JANUS ASPEN SERIES (SERVICE SHARES)                    MORGAN STANLEY VARIABLE INVESTMENT SERIES
      (CONTINUED)                                             (CLASS Y SHARES) (CONTINUED)
        Worldwide Growth (Service Shares)                       Capital Growth (Class Y Shares) (Merged
     LAZARD RETIREMENT SERIES, INC.                               into Money Market (Class Y Shares) on
        Emerging Markets                                          August 31, 2002)
     LSA VARIABLE SERIES TRUST                                  Dividend Growth (Class Y Shares)
        LSA Aggressive Growth                                   Equity (Class Y Shares)
        LSA Balanced                                            European Growth (Class Y Shares)
        LSA Basic Value                                         Global Advantage (Class Y Shares)
        LSA Blue Chip                                           Global Dividend Growth (Class Y Shares)
        LSA Capital Appreciation                                High Yield (Class Y Shares)
        LSA Capital Growth (Previously known as                 Income Builder (Class Y Shares)
           LSA Growth Equity)                                   Information (Class Y Shares)
        LSA Disciplined Equity (Merged with LSA                 Limited Duration (Class Y Shares)
           Equity Growth on April 30, 2003)                     Money Market (Class Y Shares)
        LSA Diversified Mid Cap                                 Pacific Growth (Class Y Shares)
        LSA Emerging Growth Equity                              Quality Income Plus (Class Y Shares)
        LSA Equity Growth (Previously known as                  S&P 500 Index (Class Y Shares)
           LSA Focused Equity)                                  Strategist (Class Y Shares)
        LSA Mid Cap Value                                       Utilities (Class Y Shares)
        LSA Value Equity                                    OPPENHEIMER VARIABLE ACCOUNT FUNDS
     MFS VARIABLE INSURANCE TRUST                               Oppenheimer Bond
        MFS Bond                                                Oppenheimer Capital Appreciation
        MFS High Income                                         Oppenheimer Global Securities
        MFS Investors Trust                                     Oppenheimer High Income
        MFS New Discovery                                       Oppenheimer Main Street Small Cap
     MFS VARIABLE INSURANCE TRUST (SERVICE                        Growth
      CLASS)                                                OPPENHEIMER VARIABLE ACCOUNT FUNDS
        MFS New Discovery (Service Class)                     (SERVICE CLASS)
        MFS Utilities (Service Class)                           Oppenheimer Aggressive Growth (SC)
     MORGAN STANLEY VARIABLE INVESTMENT SERIES                  Oppenheimer Capital Appreciation (SC)
        Aggressive Equity                                       Oppenheimer Global Securities (SC)
        Capital Growth (Merged into Money Market                Oppenheimer High Income (SC)
          on August 31, 2002)                                   Oppenheimer International Growth (SC)*
        Dividend Growth                                         Oppenheimer Main Street (SC)
        Equity                                                  Oppenheimer Main Street Small Cap Growth
        European Growth                                           (SC)
        Global Advantage                                        Oppenheimer Multiple Strategies (SC)
        Global Dividend Growth                                  Oppenheimer Strategic Bond (SC)
        High Yield                                          PIMCO ADVISORS VARIABLE INSURANCE TRUST
        Income Builder                                        (PREVIOUSLY OCC ACCUMULATION TRUST)
        Information                                             OpCap Small Cap (Previously know as OCC
        Limited Duration                                          Small Cap)
        Money Market                                            PEA Science and Technology (Previously
        Pacific Growth                                            known as OCC Science and Technology)
        Quality Income Plus                                 PIMCO VARIABLE INSURANCE TRUST
        S&P 500 Index                                           Foreign Bond
        Strategist                                              Money Market
        Utilities                                               PIMCO Total Return
     MORGAN STANLEY VARIABLE INVESTMENT SERIES              PUTNAM VARIABLE TRUST
      (CLASS Y SHARES)                                          VT The George Putnam Fund of Boston
        Aggressive Equity (Class Y Shares)                      VT Global Asset Allocation
                                                                VT Growth and Income
                                                                VT Health Sciences

--------------------------------------------------------------------------------

     PUTNAM VARIABLE TRUST (CONTINUED)                      THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
        VT High Yield                                         (CONTINUED)
        VT Income                                               UIF High Yield
        VT International Equity (previously known as            UIF International Magnum
           VT International Growth)                             UIF Mid Cap Growth
        VT International Growth and Income                      UIF Mid Cap Value
        VT Investors                                            UIF U.S. Real Estate
        VT Money Market                                     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
        VT New Opportunities                                  (CLASS II)
        VT New Value                                            UIF Active International Allocation (Class II)
        VT Research                                               (Closed on 10/31/03)
        VT Small Cap Value                                      UIF Emerging Markets Debt (Class II)
        VT Utilities Growth and Income                          UIF Emerging Markets Equity (Class II)
        VT Vista                                                UIF Equity and Income (Class II)
        VT Voyager                                              UIF Equity Growth (Class II)
     RYDEX VARIABLE TRUST                                       UIF Global Franchise (Class II)
        Rydex OTC                                               UIF Mid Cap Growth (Class II)
     SALOMON BROTHERS VARIABLE SERIES FUNDS                     UIF Small Company Growth (Class II)
        Variable All Cap (Previously known as                   UIF U.S. Mid Cap Value (Class II)
            Capital)                                            UIF U.S. Real Estate (Class II)
     STI CLASSIC VARIABLE TRUST                             VAN KAMPEN LIFE INVESTMENT TRUST
        STI Capital Appreciation                                LIT Comstock
        STI Growth & Income                                     LIT Domestic Income (Merged into LIT
        STI International Equity                                  Government on May 1, 2002)
        STI Investment Grade Bond                               LIT Emerging Growth
        STI Mid-Cap Equity                                      LIT Government
        STI Small Cap Value Equity                              LIT Money Market
        STI Value Income Stock                              VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.                    LIT Aggressive Growth (Class II)
        UIF Emerging Markets Equity                             LIT Comstock (Class II)
        UIF Equity Growth                                       LIT Emerging Growth (Class II)
                                                                LIT Growth and Income (Class II)

        * Fund was available, but had no net assets at December 31, 2003

     The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 3). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the general account of Allstate.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

--------------------------------------------------------------------------------

     Allstate provides insurance and administrative services to the contractholders for a fee. Allstate also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

     The LSA Variable Series Trust ("Trust") is managed by LSA Asset Management, LLC (the "Manager"), a wholly owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets ranging from 0.80% to 1.05%.

     Allstate has made investments in the funds of the Trust in order to establish and enhance the diversification of the funds within the Trust. Since Allstate did not purchase a variable annuity contract, no units were assigned to its interests and the expenses described in Note 4 are not deducted from Allstate's investment in the Trust. Additionally, such investments are not reflected in the financial highlights in Note 6.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and net asset value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in Section 817(h) of the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub account is required to satisfy the diversification requirements of Section 817(h). The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. As such, the operations of the Account are included in the tax return of Allstate. Allstate is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account, as the Account did not generate taxable income. Earnings and realized capital gains of the Account attributable to the contractholders are excluded in the determination of federal income tax liability of Allstate.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Certain previously reported amounts have been reclassified to conform with the current period presentation.

3.   MERGER

     Allstate and Northbrook Life consummated the NLIC Merger on January 1, 2003. Allstate is the surviving legal entity and Northbrook Life ceased to exist as an independent entity as a result of the NLIC Merger. In conjunction with the NLIC Merger, the Northbrook Variable Annuity Account ("VA") and Northbrook Variable Annuity Account II ("VA II") merged with the Account. Collectively, the Account, VA, and VA II are referred to as the "Separate Accounts". The fixed accounts of VA and VA II also merged on January 1, 2003 with the Fixed Account maintained by Allstate.

--------------------------------------------------------------------------------

     At the time of the NLIC Merger, the VA, VA II and the Account offered 11, 53, and 58 variable sub-accounts, respectively. The eleven sub-accounts offered by VA were invested in the same underlying funds as eleven of the sub-accounts offered by VA II. Additionally, five sub-accounts offered by VA II were invested in the same underlying funds as five of the sub-accounts offered by the Account. Upon completion of the NLIC Merger, the Account offered 107 sub-accounts giving effect to the combination of consistent underlying Funds investments.

     The NLIC Merger of the Separate Accounts, including the combination of overlapping sub-accounts, required no adjustments and did not change the number of units and accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the VA and VA II did not change as a result of the merger with the Account. Fees previously assessed by Northbrook Life are being assessed by Allstate subsequent to December 31, 2002. The table below presents the net assets applicable to the sub-accounts giving effect to the NLIC Merger as of December 31, 2002.

     The 2002 statements of changes in net assets for the Account have been restated to reflect the combined operations, capital transactions, and units outstanding data of the Separate Accounts. Additionally, the 2002 and 2001 financial highlights contained in Note 6 have been restated to reflect the combination.

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

                   PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
      AIM V. I. Capital Appreciation        $          2,649,338  $                  -  $         21,154,818  $         23,804,156
      AIM V. I. Core Equity                            2,411,868                                                         2,411,868
      AIM V. I. Dent Demographics                          7,747                                                             7,747
      AIM V. I. Diversified Income                     1,036,826                                                         1,036,826
      AIM V. I. Growth                                                                            10,486,057            10,486,057
      AIM V. I. International Growth                   1,105,448                                                         1,105,448
      AIM V. I. Premier Equity                         1,966,890                                  43,535,051            45,501,941

Alliance Variable Product Series Fund
      Alliance Growth                                                                             12,173,298            12,173,298
      Alliance Growth & Income                                                                   135,646,350           135,646,350
      Alliance Premier Growth                                                                     29,035,477            29,035,477

Fidelity Variable Insurance Products Fund
      VIP Contrafund                                   3,930,762                                                         3,930,762
      VIP Growth                                       3,443,125                                                         3,443,125
      VIP High Income                                    696,733                                                           696,733
      VIP Index 500                                    4,452,989                                                         4,452,989
      VIP Investment Grade Bond                        5,077,425                                                         5,077,425
      VIP Overseas                                     1,166,090                                                         1,166,090

Fidelity Variable Insurance Products Fund
  (Service Class 2)
      VIP Equity-Income (Service Class 2)                  7,222                                                             7,222
      VIP Investment Grade Bond
         (Service Class 2)                               129,151                                                           129,151
      VIP Overseas (Service Class 2)                       3,156                                                             3,156

Janus Aspen Series (Service Shares)
      Global Value (Service Shares)                        8,212                                                             8,212
      Worldwide Growth (Service Shares)                    8,662                                                             8,662

Lazard Retirement Series, Inc.
      Emerging Markets                                     5,176                                                             5,176

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

             PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS (CONTINUED)
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
LSA Variable Series Trust
      LSA Aggressive Growth                 $          1,609,732  $                  -  $          1,902,072  $          3,511,804
      LSA Balanced                                     4,707,772                                                         4,707,772
      LSA Basic Value                                  1,889,631                                                         1,889,631
      LSA Blue Chip                                    1,787,336                                                         1,787,336
      LSA Capital Appreciation                         2,119,259                                                         2,119,259
      LSA Disciplined Equity                           6,552,583                                                         6,552,583
      LSA Diversified Mid Cap                          2,440,867                                                         2,440,867
      LSA Emerging Growth Equity                       2,922,350                                                         2,922,350
      LSA Focused Equity                               3,159,482                                                         3,159,482
      LSA Growth Equity                                3,587,419                                                         3,587,419
      LSA Mid Cap Value                                2,477,979                                                         2,477,979
      LSA Value Equity                                 4,598,389                                                         4,598,389

MFS Variable Insurance Trust
      MFS Bond                                         2,262,877                                                         2,262,877
      MFS High Income                                    446,764                                                           446,764
      MFS Investors Trust                              1,806,065                                                         1,806,065
      MFS New Discovery                                2,379,680                                                         2,379,680

MFS Variable Insurance Trust (Service
  Class)
      MFS New Discovery (Service Class)                    3,871                                                             3,871
      MFS Utilities (Service Class)                           86                                                                86

Morgan Stanley Variable Investment Series
      Aggressive Equity                                                                           37,744,391            37,744,391
      Dividend Growth                                                       16,175,433           762,851,012           779,026,445
      Equity                                                                23,039,815           572,558,344           595,598,159
      European Growth                                                        3,838,954           178,747,148           182,586,102
      Global Advantage                                                               -            21,521,435            21,521,435
      Global Dividend Growth                                                 2,248,250           187,920,626           190,168,876
      High Yield                                                             2,422,542            41,082,879            43,505,421
      Income Builder                                                           255,457            46,838,848            47,094,305
      Information                                                                                  1,960,815             1,960,815
      Limited Duration                                                                            69,290,700            69,290,700
      Money Market                                                          10,387,894           391,619,468           402,007,362
      Pacific Growth                                                           291,483            18,027,664            18,319,147
      Quality Income Plus                                                    9,139,207           388,576,672           397,715,879
      S&P 500 Index                                                                              104,608,980           104,608,980
      Strategist                                                            15,900,893           336,030,851           351,931,744
      Utilities                                                              4,484,266           175,038,501           179,522,767

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

             PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS (CONTINUED)
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Variable Investment Series
  (Class Y Shares)
      Aggressive Equity (Class Y Shares)    $                  -  $                  -  $         17,226,203  $         17,226,203
      Dividend Growth (Class Y Shares)                                                            68,922,746            68,922,746
      Equity (Class Y Shares)                                                                     63,832,081            63,832,081
      European Growth (Class Y Shares)                                                            21,754,695            21,754,695
      Global Advantage (Class Y Shares)                                                            5,211,886             5,211,886
      Global Dividend Growth
        (Class Y Shares)                                                                          20,620,654            20,620,654
      High Yield (Class Y Shares)                                                                 10,638,797            10,638,797
      Income Builder (Class Y Shares)                                                             13,400,928            13,400,928
      Information (Class Y Shares)                                                                 5,043,719             5,043,719
      Limited Duration (Class Y Shares)                                                           70,980,957            70,980,957
      Money Market (Class Y Shares)                                                              131,413,323           131,413,323
      Pacific Growth (Class Y Shares)                                                              2,619,407             2,619,407
      Quality Income Plus
        (Class Y Shares)                                                                          99,129,739            99,129,739
      S&P 500 Index (Class Y Shares)                                                              61,908,782            61,908,782
      Strategist (Class Y Shares)                                                                 55,794,328            55,794,328
      Utilities (Class Y Shares)                                                                  19,653,084            19,653,084

OCC Accumulation Trust
      OCC Science and Technology                             921                                                               921
      OCC Small Cap                                          798                                                               798

Oppenheimer Variable Account Funds
      Oppenheimer Bond                                 8,734,608                                                         8,734,608
      Oppenheimer Capital Appreciation                 4,902,477                                                         4,902,477
      Oppenheimer Global Securities                    4,402,396                                                         4,402,396
      Oppenheimer High Income                          1,061,681                                                         1,061,681
      Oppenheimer Main Street Small Cap
        Growth                                         2,077,937                                                         2,077,937

Oppenheimer Variable Account Funds
  (Service Class ("SC"))
      Oppenheimer Main Street Small Cap
        Growth (SC)                                        8,477                                                             8,477

PIMCO Variable Insurance Trust
      Foreign Bond                                       107,683                                                           107,683
      Money Market                                         6,886                                                             6,886
      Total Return                                       107,930                                                           107,930

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

             PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS (CONTINUED)
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
Putnam Variable Trust
      VT Growth and Income                  $                  -  $                  -  $         30,708,551  $         30,708,551
      VT High Yield                                      118,281                                                           118,281
      VT International Growth                                                                     48,013,703            48,013,703
      VT International Growth and Income                   3,155                                                             3,155
      VT Small Cap Value                                                                          20,193,705            20,193,705
      VT Voyager                                                                                  34,395,037            34,395,037

Rydex Variable Trust
      Rydex OTC                                               35                                                                35

Salomon Brothers Variable Series Funds
      Capital                                              4,198                                                             4,198

The Universal Institutional Funds, Inc.
      UIF Emerging Markets Equity                                                                 21,571,826            21,571,826
      UIF Equity Growth                                                                           47,599,623            47,599,623
      UIF International Magnum                                                                    19,087,765            19,087,765
      UIF Mid Cap Growth                                                                           6,544,012             6,544,012
      UIF Mid Cap Value                                                                           75,421,246            75,421,246
      UIF U.S. Real Estate                                                                        44,037,989            44,037,989
      Van Kampen UIF High Yield                          111,342                                                           111,342

Van Kampen Life Investment Trust
      LIT Comstock                                     3,456,420                                  19,704,044            23,160,464
      LIT Emerging Growth                              3,060,577                                  82,915,649            85,976,226
      LIT Government                                   1,295,686                                                         1,295,686
      LIT Money Market                                 4,198,773                                                         4,198,773

Van Kampen Life Investment Trust (Class II)
      LIT Comstock (Class II)                                                                     38,761,904            38,761,904
      LIT Emerging Growth (Class II)                                                              24,441,575            24,441,575
      LIT Growth and Income (Class II)                     4,554                                                             4,554
                                            --------------------  --------------------  --------------------  --------------------

         TOTAL NET ASSETS                   $        106,523,777  $         88,184,194  $      4,769,899,415  $      4,964,607,386
                                            ====================  ====================  ====================  ====================

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

     On March 12, 2004, the Board of Directors of Allstate approved the merger of the Allstate Life Insurance Company Separate Account A ("Separate Account A") into the Account (the "Prospective Merger"). Allstate will consummate the Propsective Merger on May 1, 2004. Collectively, the Account, and the Separate Account A are referred to as the "Separate Accounts".

     At December 31, 2003, the Separate Account A and the Account offered 51 and 149 variable sub-accounts, respectively. Thirty-eight of the sub-accounts offered by the Separate Account A were invested in the same underlying funds as 38 of the sub-accounts offered by the Account. Upon completion of the Prospective Merger on May 1, 2004, the Account will offer 162 sub-accounts giving effect to the combination of consistent underlying Funds investments.

     The Prospective Merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units and accumulation unit fair values of the policyholders' interests in the sub-accounts. Additionally, the policies and related fee structures offered through the Account will not change as a result of the Merger. The following table presents a listing of the net assets applicable to the sub-accounts giving effect to the Prospective Merger as of December 31, 2003.

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
      AIM V. I. Capital Appreciation                              $         33,541,482  $                  -  $         33,541,482
      AIM V. I. Core Equity                                                  2,904,307                     -             2,904,307
      AIM V. I. Dent Demographics                                               12,782                     -                12,782
      AIM V. I. Diversified Income                                           1,488,943                     -             1,488,943
      AIM V. I. Global Utilities                                            17,975,174                     -            17,975,174
      AIM V. I. International Growth                                         1,312,582                     -             1,312,582
      AIM V. I. Premier Equity                                              51,384,168                     -            51,384,168

AIM Variable Insurance Funds Series II
      AIM V. I. Basic Value II                                               7,386,036                     -             7,386,036
      AIM V. I. Capital Appreciation II                                      4,592,142                     -             4,592,142
      AIM V. I. Premier Equity II                                            2,358,115                     -             2,358,115

AllianceBernstein Variable Product Series Fund
      AllianceBernstein Growth                                              31,863,113                     -            31,863,113
      AllianceBernstein Growth & Income                                    207,152,036                     -           207,152,036
      AllianceBernstein Premier Growth                                      42,433,191                     -            42,433,191
      AllianceBernstein Small Cap Value                                     13,600,943                     -            13,600,943

Fidelity Variable Insurance Products Fund
      VIP Contrafund                                                         6,105,592                     -             6,105,592
      VIP Growth                                                             5,050,877                     -             5,050,877
      VIP High Income                                                        1,461,039                     -             1,461,039
      VIP Index 500                                                          6,981,285                     -             6,981,285
      VIP Investment Grade Bond                                              5,069,868                     -             5,069,868
      VIP Overseas                                                           1,784,135                     -             1,784,135

Fidelity Variable Insurance Products Fund (Service Class 2)
      VIP Equity-Income (Service Class 2)                                        2,169                     -                 2,169
      VIP Investment Grade Bond (Service Class 2)                               24,991                     -                24,991
      VIP Overseas (Service Class 2)                                             6,888                     -                 6,888

Franklin Templeton Variable Insurance Products Trust
      Franklin Growth and Income Securities                                    759,402            37,132,163            37,891,565
      Franklin Small Cap                                                             -             3,451,732             3,451,732
      Franklin Small Cap Value Securities                                      338,737            20,237,104            20,575,841
      Mutual Shares Securities                                                 856,680            31,176,488            32,033,168
      Templeton Developing Markets Securities                                   74,489             6,824,462             6,898,951
      Templeton Foreign Securities                                             357,041            11,704,410            12,061,451
      Templeton Global Income Securities                                             -             2,737,267             2,737,267

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series (Service Shares)
      International Value (Service Shares)                        $             32,989  $                  -  $             32,989

Lazard Retirement Series, Inc.
      Emerging Markets                                                           7,323                     -                 7,323

LSA Variable Series Trust
      LSA Aggressive Growth                                                  7,698,207             5,817,848            13,516,055
      LSA Balanced                                                           6,084,961                     -             6,084,961
      LSA Basic Value                                                        2,523,457                     -             2,523,457
      LSA Blue Chip                                                          2,239,215                     -             2,239,215
      LSA Capital Appreciation                                               2,761,516                     -             2,761,516
      LSA Capital Growth                                                     4,431,834                     -             4,431,834
      LSA Diversified Mid Cap                                                3,242,984                     -             3,242,984
      LSA Emerging Growth Equity                                             4,294,714                     -             4,294,714
      LSA Equity Growth                                                      3,908,673             3,545,799             7,454,472
      LSA Mid Cap Value                                                      3,463,611            11,269,986            14,733,597
      LSA Value Equity                                                       5,998,238                     -             5,998,238

MFS Variable Insurance Trust
      MFS Bond                                                               2,793,304                     -             2,793,304
      MFS High Income                                                          782,803                     -               782,803
      MFS Investors Trust                                                    2,398,288                     -             2,398,288
      MFS New Discovery                                                      3,315,071                     -             3,315,071

MFS Variable Insurance Trust (Service Class)
      MFS New Discovery (Service Class)                                          5,079                     -                 5,079
      MFS Utilities (Service Class)                                                115                     -                   115

Morgan Stanley Variable Investment Series
      Aggressive Equity                                                     40,215,397                     -            40,215,397
      Dividend Growth                                                      820,639,080                     -           820,639,080
      Equity                                                               588,664,393                     -           588,664,393
      European Growth                                                      187,302,093                     -           187,302,093
      Global Advantage                                                      24,223,535                     -            24,223,535
      Global Dividend Growth                                               209,033,340                     -           209,033,340
      High Yield                                                            54,253,596                     -            54,253,596
      Income Builder                                                        49,256,169                     -            49,256,169
      Information                                                            4,836,908                     -             4,836,908
      Limited Duration                                                      61,419,633                     -            61,419,633
      Money Market                                                         237,222,386                     -           237,222,386
      Pacific Growth                                                        22,979,375                     -            22,979,375

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Variable Investment Series (continued)
      Quality Income Plus                                         $        340,872,162  $                  -  $        340,872,162
      S&P 500 Index                                                        127,914,358                     -           127,914,358
      Strategist                                                           366,548,791                     -           366,548,791
      Utilities                                                            165,008,970                     -           165,008,970

Morgan Stanley Variable Investment Series (Class Y Shares)
      Aggressive Equity (Class Y Shares)                                    25,091,166                     -            25,091,166
      Dividend Growth (Class Y Shares)                                     114,227,344                     -           114,227,344
      Equity (Class Y Shares)                                               98,664,916                     -            98,664,916
      European Growth (Class Y Shares)                                      35,784,953                     -            35,784,953
      Global Advantage (Class Y Shares)                                      9,194,190                     -             9,194,190
      Global Dividend Growth (Class Y Shares)                               46,679,829                     -            46,679,829
      High Yield (Class Y Shares)                                           33,806,498                     -            33,806,498
      Income Builder (Class Y Shares)                                       40,657,582                     -            40,657,582
      Information (Class Y Shares)                                          13,028,213                     -            13,028,213
      Limited Duration (Class Y Shares)                                    120,622,818                     -           120,622,818
      Money Market (Class Y Shares)                                         90,996,494                     -            90,996,494
      Pacific Growth (Class Y Shares)                                        7,364,292                     -             7,364,292
      Quality Income Plus (Class Y Shares)                                 136,406,124                     -           136,406,124
      S&P 500 Index (Class Y Shares)                                       127,060,639                     -           127,060,639
      Strategist (Class Y Shares)                                           87,272,377                     -            87,272,377
      Utilities (Class Y Shares)                                            25,294,915                     -            25,294,915

Oppenheimer Variable Account Funds
      Oppenheimer Bond                                                       4,894,145                     -             4,894,145
      Oppenheimer Capital Appreciation                                       6,527,395                     -             6,527,395
      Oppenheimer Global Securities                                          5,790,956                     -             5,790,956
      Oppenheimer High Income                                                1,547,704                     -             1,547,704
      Oppenheimer Main Street Small Cap Growth                               3,423,442                     -             3,423,442

Oppenheimer Variable Account Funds (Service Class ("SC"))
      Oppenheimer Aggressive Growth (SC)                                        70,489             7,124,927             7,195,416
      Oppenheimer Capital Appreciation (SC)                                    332,965            14,863,083            15,196,048
      Oppenheimer Global Securities (SC)                                       101,582            13,382,794            13,484,376
      Oppenheimer High Income (SC)                                             198,261            13,816,732            14,014,993
      Oppenheimer Main Street (SC)                                             345,452            35,963,363            36,308,815
      Oppenheimer Main Street Small Cap Growth (SC)                            280,132            14,999,373            15,279,505
      Oppenheimer Multiple Strategies (SC)                                     244,536            17,413,379            17,657,915
      Oppenheimer Strategic Bond (SC)                                          349,475            32,018,300            32,367,775

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors Variable Insurance Trust
      OpCap Small Cap                                             $              1,425  $                  -  $              1,425
      PEA Science and Technology                                                   549                     -                   549

PIMCO Variable Insurance Trust
      Foreign Bond                                                               1,696                     -                 1,696
      Money Market                                                              13,921                     -                13,921
      PIMCO Total Return                                                         1,220                     -                 1,220

Putnam Variable Trust
      VT American Government Income                                                  -            83,024,615            83,024,615
      VT Capital Appreciation                                                        -            15,652,558            15,652,558
      VT Capital Opportunities                                                       -             1,360,644             1,360,644
      VT Discovery Growth                                                            -            19,925,067            19,925,067
      VT Diversified Income                                                          -            91,661,844            91,661,844
      VT Equity Income                                                               -             9,460,206             9,460,206
      VT The George Putnam Fund of Boston                                    4,859,799           201,856,112           206,715,911
      VT Global Asset Allocation                                                61,584            23,833,989            23,895,573
      VT Global Equity                                                               -            57,064,982            57,064,982
      VT Growth and Income                                                  48,212,408           573,008,661           621,221,069
      VT Growth Opportunities                                                        -            28,238,487            28,238,487
      VT Health Sciences                                                       105,398            81,050,078            81,155,476
      VT High Yield                                                            431,437            99,939,891           100,371,328
      VT Income                                                                200,978           198,373,066           198,574,044
      VT International Equity                                               70,507,555           149,694,802           220,202,357
      VT International Growth and Income                                         4,259            38,735,134            38,739,393
      VT International New Opportunities                                             -            27,875,145            27,875,145
      VT Investors                                                             853,069           175,307,083           176,160,152
      VT Mid Cap Value                                                               -             2,665,658             2,665,658
      VT Money Market                                                           53,938            84,878,424            84,932,362
      VT New Opportunities                                                     122,170           132,007,405           132,129,575
      VT New Value                                                               8,145           115,014,269           115,022,414
      VT OTC & Emerging Growth                                                       -            34,595,330            34,595,330
      VT Research                                                                6,829           108,184,220           108,191,049
      VT Small Cap Value                                                    39,107,614           113,163,350           152,270,964
      VT Utilities Growth and Income                                            33,264            40,076,228            40,109,492
      VT Vista                                                                  84,523            85,633,372            85,717,895
      VT Voyager                                                            48,115,607           344,692,792           392,808,399

Rydex Variable Trust
      Rydex OTC                                                                     51                     -                    51

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Variable Series Funds, Inc.
      Variable All Cap                                            $              5,799  $                  -  $              5,799

STI Classic Varible Trust
      STI Capital Appreciation                                                 253,766                     -               253,766
      STI Growth & Income                                                      116,659                     -               116,659
      STI International Equity                                                     991                     -                   991
      STI Investment Grade Bond                                                116,442                     -               116,442
      STI Mid-Cap Equity                                                       131,347                     -               131,347
      STI Small Cap Value Equity                                                84,840                     -                84,840
      STI Value Income Stock                                                    38,544                     -                38,544

The Universal Institutional Funds, Inc.
      UIF Emerging Markets Equity                                           33,517,013                     -            33,517,013
      UIF Equity Growth                                                     56,334,263                     -            56,334,263
      UIF High Yield                                                           326,201                     -               326,201
      UIF International Magnum                                              28,528,771                     -            28,528,771
      UIF Mid Cap Growth                                                    26,112,011                     -            26,112,011
      UIF Mid Cap Value                                                    113,886,269                     -           113,886,269
      UIF U. S. Real Estate                                                 61,625,979                     -            61,625,979

The Universal Institutional Funds, Inc. (Class II)
      UIF Emerging Markets Debts (Class II)                                  2,333,019             1,963,110             4,296,129
      UIF Emerging Markets Equity (Class II)                                 4,042,710                     -             4,042,710
      UIF Equity and Income (Class II)                                       6,494,199                     -             6,494,199
      UIF Equity Growth (Class II)                                           7,030,189                     -             7,030,189
      UIF Global Franchise (Class II)                                        9,257,072                     -             9,257,072
      UIF Mid Cap Growth (Class II)                                         10,261,922                     -            10,261,922
      UIF Small Company Growth (Class II)                                   11,025,848             3,036,254            14,062,102
      UIF U.S. Mid Cap Value (Class II)                                     18,124,207                     -            18,124,207
      UIF U.S. Real Estate (Class II)                                        9,333,893             9,232,681            18,566,574

Van Kampen Life Investment Trust
      LIT Comstock                                                          62,969,023                     -            62,969,023
      LIT Emerging Growth                                                   95,881,127                     -            95,881,127
      LIT Government                                                         1,491,153                     -             1,491,153
      LIT Money Market                                                       2,988,509                     -             2,988,509

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life investment Trust (Class II)
      LIT Aggressive Growth (Class II)                            $          3,686,760  $                  -  $          3,686,760
      LIT Comstock (Class II)                                              137,393,163                     -           137,393,163
      LIT Emerging Growth (Class II)                                        45,747,914             8,658,238            54,406,152
      LIT Growth and Income (Class II)                                      28,597,862            27,799,801            56,397,663
                                                                  --------------------  --------------------  --------------------

        TOTAL NET ASSETS                                          $      5,830,034,563  $      3,271,142,706  $      9,101,177,269
                                                                  ====================  ====================  ====================

--------------------------------------------------------------------------------

4.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 0.60% to 2.50% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Allstate guarantees that the amount of this charge will not increase over the life of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate deducts administrative expense charges daily at a rate ranging from 0% to 0.19% per annum of the average daily net assets of the Account. The contract will specify which rate applies. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT MAINTENANCE CHARGE - Allstate deducts an annual maintenance charge of $30 or $35, depending upon the contract, on each contract anniversary and guarantees that this charge will not increase over the life of the contract. This charge will be waived if certain conditions are met. The contract maintenance charge is recognized as redemption of units.

     WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. The withdrawal charge varies by contract and ranges from 1%-7% in the first year of the contract and declines to 0% in various years as defined in the contract. The Preferred Client Variable Annuity does not charge a withdrawal charge. These amounts are included in payments on terminations but are remitted to Allstate.

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2003 were as follows:

                                                                                     Purchases
                                                                                  ---------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
      AIM V. I. Capital Appreciation                                              $    30,336,839
      AIM V. I. Core Equity                                                               348,641
      AIM V. I. Dent Demographics                                                           2,484
      AIM V. I. Diversified Income                                                        691,100
      AIM V. I. Growth                                                                 18,455,479
      AIM V. I. International Growth                                                      104,493
      AIM V. I. Premier Equity                                                          7,528,471

Investments in the AIM Variable Insurance Funds Series II Sub-Accounts:
      AIM V.I. Basic Value II (a)                                                       6,923,800
      AIM V.I. Capital Appreciation II (a)                                              4,709,354
      AIM V.I. Premier Equity II (a)                                                    2,589,492

Investments in the AllianceBernstein Variable Product Series Sub-Accounts:
      AllianceBernstein Growth (b)                                                     32,307,445
      AllianceBernstein Growth & Income (c)                                           116,617,700
      AllianceBernstein Premier Growth (d)                                             20,199,415
      AllianceBernstein Small Cap Value (a)                                            12,243,873

Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
      VIP Contrafund                                                                    1,666,000
      VIP Growth                                                                        1,040,477
      VIP High Income                                                                     668,881
      VIP Index 500                                                                     2,383,378
      VIP Investment Grade Bond                                                         1,642,205
      VIP Overseas                                                                        291,300

Investments in the Fidelity Variable Insurance Products Fund (Service
  Class 2) Sub-Accounts:
      VIP Equity-Income (Service Class 2)                                                     236
      VIP Investment Grade Bond (Service Class 2)                                          28,351
      VIP Overseas (Service Class 2)                                                        2,296

Investments in the Franklin Templeton Variable Insurance Products Trust
  Sub-Accounts:
      Franklin Growth and Income Securities (e)                                           708,237
      Franklin Small Cap Value Securities (e)                                             320,041
      Mutual Shares Securities (e)                                                        822,454
      Templeton Developing Markets Securities (e)                                          66,037
      Templeton Foreign Securities (e)                                                    343,021

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(b) Previously known as Alliance Growth
(c) Previously known as Alliance Growth & Income
(d) Previously known as Alliance Premier Growth
(e) For the period beginning July 15, 2003 and ended December 31, 2003

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in the Janus Aspen Series (Service Shares) Sub-Accounts:
      International Value (Service Shares) (f)                                    $        21,182
      Worldwide Growth (Service Shares)                                                        48

Investments in the Lazard Retirement Series, Inc. Sub-Account:
      Emerging Markets                                                                         32

Investments in the LSA Variable Series Trust Sub-Accounts:
      LSA Aggressive Growth                                                             3,175,124
      LSA Balanced                                                                         68,236
      LSA Basic Value                                                                       2,149
      LSA Blue Chip                                                                         3,389
      LSA Capital Appreciation                                                                961
      LSA Capital Growth (g)                                                                8,562
      LSA Disciplined Equity (h)                                                               26
      LSA Diversified Mid Cap                                                               3,568
      LSA Emerging Growth Equity                                                            2,280
      LSA Equity Growth (i)                                                                 6,601
      LSA Mid Cap Value                                                                   132,643
      LSA Value Equity                                                                     78,651

Investments in the MFS Variable Insurance Trust Sub-Accounts:
      MFS Bond                                                                          1,148,925
      MFS High Income                                                                     336,828
      MFS Investors Trust                                                                 383,905
      MFS New Discovery                                                                   573,789

Investments in the MFS Variable Insurance Trust (Service Class)
  Sub-Account:
      MFS Utilities (Service Class)                                                             2

Investments in the Morgan Stanley Variable Investment Series
  Sub-Accounts:
      Aggressive Equity                                                                 9,448,585
      Dividend Growth                                                                  69,501,559
      Equity                                                                           32,067,561
      European Growth                                                                  39,909,688
      Global Advantage                                                                 20,005,935
      Global Dividend Growth                                                          121,050,654
      High Yield                                                                       72,946,729
      Income Builder                                                                   12,167,293
      Information                                                                      11,213,784

(f) Previously known as Global Value (Service Shares)
(g) Previously known as LSA Growth Equity
(h) On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth
(i) Previously known as LSA Focused Equity

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in the Morgan Stanley Variable Investment Series
  Sub-Accounts (continued):
      Limited Duration                                                            $    52,172,049
      Money Market                                                                    728,059,974
      Pacific Growth                                                                   44,166,552
      Quality Income Plus                                                             146,818,954
      S&P 500 Index                                                                    86,965,905
      Strategist                                                                       20,613,337
      Utilities                                                                        35,730,631

Investments in the Morgan Stanley Variable Investment Series (Class Y
  Shares) Sub-Accounts:
      Aggressive Equity (Class Y Shares)                                               21,165,413
      Dividend Growth (Class Y Shares)                                                 34,849,235
      Equity (Class Y Shares)                                                          27,117,255
      European Growth (Class Y Shares)                                                 93,772,270
      Global Advantage (Class Y Shares)                                                 3,081,458
      Global Dividend Growth (Class Y Shares)                                          20,467,908
      High Yield (Class Y Shares)                                                      26,430,235
      Income Builder (Class Y Shares)                                                  26,116,571
      Information (Class Y Shares)                                                      5,831,212
      Limited Duration (Class Y Shares)                                                78,110,278
      Money Market (Class Y Shares)                                                   362,853,773
      Pacific Growth (Class Y Shares)                                                 145,305,303
      Quality Income Plus (Class Y Shares)                                             72,561,729
      S&P 500 Index (Class Y Shares)                                                   54,456,726
      Strategist (Class Y Shares)                                                      23,403,230
      Utilities (Class Y Shares)                                                        5,838,557

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
      Oppenheimer Bond                                                                  1,563,014
      Oppenheimer Capital Appreciation                                                    805,479
      Oppenheimer Global Securities                                                       484,349
      Oppenheimer High Income                                                             523,038
      Oppenheimer Main Street Small Cap Growth                                            757,917

Investments in the Oppenheimer Variable Account Funds (Service
  Class ("SC")) Sub-Accounts:
      Oppenheimer Aggressive Growth (SC) (e)                                               86,788
      Oppenheimer Capital Appreciation (SC) (e)                                           317,846
      Oppenheimer Global Securities (SC) (e)                                               94,384
      Oppenheimer High Income (SC) (e)                                                    193,647
      Oppenheimer Main Street (SC) (e)                                                    330,967
      Oppenheimer Main Street Small Cap Growth (SC)                                       255,401
      Oppenheimer Multiple Strategies (SC) (e)                                            237,530
      Oppenheimer Strategic Bond (SC) (e)                                                 342,757

(e) For the period beginning July 15, 2003 and ended December 31, 2003

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in the PIMCO Advisors Variable Insurance Trust Sub-Account (j):
      OpCap Small Cap (k)                                                         $           249

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
      Foreign Bond                                                                            980
      Money Market                                                                         10,938
      PIMCO Total Return                                                                    1,080

Investments in the Putnam Variable Trust Sub-Accounts:
      VT The George Putnam Fund of Boston (a)                                           5,064,427
      VT Global Asset Allocation (e)                                                       57,670
      VT Growth and Income                                                             49,018,634
      VT Health and Sciences (e)                                                           99,398
      VT High Yield                                                                       268,121
      VT Income (e)                                                                       198,350
      VT International Equity (m)                                                      84,860,100
      VT International Growth and Income                                                       61
      VT Investors (a)                                                                    835,797
      VT Money Market                                                                      68,828
      VT New Opportunities (e)                                                            119,795
      VT New Value                                                                          7,583
      VT Research                                                                          11,030
      VT Small Cap Value                                                               67,625,294
      VT Utilities Growth and Income (e)                                                   30,339
      VT Vista (e)                                                                        106,726
      VT Voyager                                                                       35,173,332

Investments in the Salomon Brothers Variable Series Funds Sub-Account:
      Variable All Cap (n)                                                                     78

Investment in the STI Classic Variable Trust Sub-Accounts:
      STI Capital Appreciation (e)                                                        241,026
      STI Growth & Income (e)                                                             109,834
      STI International Equity (e)                                                            962
      STI Investment Grade Bond (e)                                                       117,008
      STI Mid-Cap Equity (e)                                                              126,459
      STI Small Cap Value Equity (e)                                                       78,066
      STI Value Income Stock (e)                                                           46,094

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(j) Previously known as OCC Accumulation Trust
(k) Previously known as OCC Small Cap
(m) Previously known as VT International Growth
(n) Previously known as Capital

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
      UIF Emerging Markets Equity                                                 $   243,855,189
      UIF Equity Growth                                                                16,743,293
      UIF High Yield                                                                      166,149
      UIF International Magnum                                                        207,452,064
      UIF Mid Cap Growth                                                               54,903,695
      UIF Mid Cap Value                                                                91,812,906
      UIF U.S. Real Estate                                                             92,774,926

Investments in The Universal Institutional Funds, Inc. (Class II) Sub-Accounts:
      UIF Active International Allocation (Class II) (o)                                1,797,743
      UIF Emerging Markets Debt (Class II) (a)                                          2,331,929
      UIF Emerging Markets Equity (Class II) (a)                                        3,733,880
      UIF Equity and Income (Class II) (a)                                              6,599,288
      UIF Equity Growth (Class II) (a)                                                  7,048,261
      UIF Global Franchise (Class II) (a)                                               8,921,612
      UIF Mid Cap Growth (Class II) (a)                                                 9,908,347
      UIF Small Company Growth (Class II) (a)                                          10,477,398
      UIF U.S. Mid Cap Value (Class II) (a)                                            16,691,201
      UIF U.S. Real Estate (Class II) (a)                                               8,799,748

Investments in the Van Kampen Life Investment Trust Sub-Accounts:
      LIT Comstock                                                                     65,825,030
      LIT Emerging Growth                                                              66,423,594
      LIT Government                                                                      808,553
      LIT Money Market                                                                  2,403,408

Investments in the Van Kampen Life Investment Trust (Class II) Sub-Accounts:
      LIT Aggressive Growth (Class II) (a)                                              3,513,705
      LIT Comstock (Class II)                                                          85,340,237
      LIT Emerging Growth (Class II)                                                   17,592,603
      LIT Growth and Income (Class II)                                                 26,440,998
                                                                                  ---------------

                                                                                  $ 4,075,825,877
                                                                                  ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(o) For the period beginning May 1, 2003 and ended October 31, 2003

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     Allstate offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, the net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Allstate and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest accumulation unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     As discussed in Note 4, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit fair values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

          ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and administration expense charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

          *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

               Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

               The 2002 and 2001 financial highlights have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment     Expense Ratio**     Total Return***
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*  Lowest to Highest   Lowest to Highest
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the AIM Variable
  Insurance Funds Sub-Accounts:
    AIM V. I. Capital Appreciation
       2003                           5,309  $   6.63 - $  10.23   $   33,541            0.00%   0.70% -    2.30%   26.54% -  28.62%
       2002                           4,795      5.15 -     8.09       23,804            0.00    0.70  -    2.30   -24.88  - -19.13
       2001                           3,787      6.86 -     9.21       25,393            0.00    0.70  -    2.20   -23.82  -  -7.94
    AIM V. I. Core Equity
       2003                             357      8.01 -     8.15        2,904            0.99    1.25  -    1.65    22.39  -  22.88
       2002                             364      6.54 -     6.63        2,412            0.35    1.25  -    1.65   -16.97  - -16.63
       2001                             323      7.88 -     7.96        2,572            0.07    1.25  -    1.65   -24.11  - -23.80

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the AIM
  Variable Insurance Funds
  Sub-Accounts (continued):
    AIM V. I. Dent
      Demographics
       2003                               1  $  11.27 - $  11.27   $       13            0.00% 1.50%   -    1.50%   35.41% -  35.41%
       2002                               1      8.32 -     8.32            8            0.00  1.50    -    1.50   -33.22  - -33.22
       2001 (u)                           1     12.46 -    12.46            6            0.00  1.50    -    1.50    24.59  -  24.59
    AIM V. I. Diversified
      Income
       2003                             135     11.00 -    11.09        1,489            7.09  1.25    -    1.45     7.67  -   7.88
       2002                             101     10.21 -    10.28        1,037            9.05  1.25    -    1.45     0.83  -   1.03
       2001                              68     10.13 -    10.18          693            9.05  1.25    -    1.45     2.09  -   2.30
    AIM V. I. Growth
       2003                           4,109      4.83 -     7.63       17,975            0.00  0.70    -    2.20    28.39  -  30.32
       2002                           3,081      3.70 -     5.94       10,486            0.00  0.70    -    2.20   -32.48  - -31.45
       2001                           2,275      5.40 -     8.80       11,267            0.26  0.70    -    2.20   -34.35  - -11.96
    AIM V. I. International
      Growth
       2003                             152      8.50 -     8.65        1,313            0.52  1.25    -    1.65    26.95  -  27.46
       2002                             163      6.70 -     6.79        1,105            0.64  1.25    -    1.65   -17.06  - -16.72
       2001                             141      8.07 -     8.15        1,147            0.42  1.25    -    1.65   -24.79  - -24.49
    AIM V. I. Premier
      Equity
       2003                           8,327      6.49 -     7.80       51,384            0.29  0.70    -    2.20    22.36  -  24.21
       2002                           9,117      5.23 -     6.37       45,502            0.39  0.70    -    2.20   -31.78  - -30.75
       2001                           8,445      7.55 -     9.34       60,754            0.17  0.70    -    2.20   -13.18  -  -6.61

Investments in the AIM Variable
  Insurance Funds Series II
  Sub-Accounts:
    AIM V. I. Basic
      Value II
       2003 (a)                         573     12.81 -    12.92        7,386            0.00  1.29    -    2.59    28.08  -  29.22
    AIM V. I. Capital
      Appreciation II
       2003 (a)                         375     12.16 -    12.27        4,592            0.00  1.29    -    2.59    21.60  -  22.68
    AIM V. I. Premier
      Equity II
       2003 (a)                         201     11.68 -    11.78        2,358            0.39  1.29    -    2.59    16.81  -  17.85

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the
  AllianceBernstein Variable
  Product Series Fund
  Sub-Accounts:
    AllianceBernstein
      Growth (b)
       2003                           4,787  $   6.18 - $  12.37   $   31,863            0.00% 0.70%   -    2.59%   23.69% -  33.76%
       2002                           2,805      4.62 -     6.39       12,173            0.00  0.70    -    2.20   -29.83  - -28.77
       2001                           2,582      6.49 -     9.10       15,817            0.22  0.70    -    2.20   -35.14  -  -8.99
    AllianceBernstein
      Growth & Income (c)
       2003                          20,088     11.83 -    12.20      207,152            0.79  0.70    -    2.59    22.04  -  31.26
       2002                          17,354      8.05 -     9.01      135,646            0.58  0.70    -    2.30   -22.81  - -19.52
       2001                          14,042      9.49 -    11.68      145,030            0.47  0.70    -    2.20    -5.10  -  -0.55
    AllianceBernstein
      Premier Growth (d)
       2003                           7,152      6.01 -    11.41       42,433            0.00  0.70    -    2.59    14.10  -  22.51
       2002                           6,459      4.91 -     6.28       29,035            0.00  0.70    -    2.20   -32.35  - -31.32
       2001                           5,850      7.14 -     9.29       38,131            0.00  0.70    -    2.20   -17.98  -  -7.12
    AllianceBernstein
      Small Cap Value
       2003 (a)                       1,000     13.52 -    13.64       13,601            0.10  1.29    -    2.59    35.21  -  36.42

Investments in the Fidelity
  Variable Insurance Products
  Fund Sub-Accounts:
    VIP Contrafund
       2003                             585     10.28 -    10.46        6,106            0.40  1.25    -    1.65    26.36  -  26.87
       2002                             478      8.14 -     8.25        3,931            0.80  1.25    -    1.65   -10.83  - -10.48
       2001                             374      9.12 -     9.21        3,435            0.42  1.25    -    1.65   -13.69  - -13.34
    VIP Growth
       2003                             630      7.90 -     8.04        5,051            0.24  1.25    -    1.65    30.68  -  31.20
       2002                             563      6.04 -     6.13        3,443            0.25  1.25    -    1.65   -31.25  - -30.98
       2001                             510      8.79 -     8.88        4,521            0.05  1.25    -    1.65   -19.01  - -18.68
    VIP High Income
       2003                             168      8.55 -     8.70        1,461            5.19  1.25    -    1.65   -14.50  -  25.69
       2002                             101      6.88 -     6.92          697            9.55  1.25    -    1.45     1.95  -   2.16
       2001                              81      6.71 -     6.78          549            8.48  1.25    -    1.65   -32.87  - -12.84

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(b) Previously known as Alliance Growth
(c) Previously known as Alliance Growth & Income
(d) Previously known as Alliance Premier Growth

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Fidelity
  Variable Insurance Products
  Fund Sub-Accounts
  (continued):
    VIP Index 500
      2003                              827  $   8.31 - $   8.46   $    6,981            1.26% 1.25%   -    1.65%   26.31% -  26.82%
      2002                              669      6.58 -     6.67        4,453            1.16  1.25    -    1.65   -23.52  - -23.22
      2001                              493      8.60 -     8.69        4,279            0.69  1.25    -    1.65   -13.55  - -13.20
    VIP Investment Grade
     Bond
      2003                              379     13.17 -    13.41        5,070            3.99  1.25    -    1.65     3.48  -   3.90
      2002                              394     12.73 -    12.90        5,077            3.02  1.25    -    1.65     8.54  -   8.97
      2001                              267     11.73 -    11.84        3,154            2.84  1.25    -    1.65     6.68  -   7.11
    VIP Overseas
      2003                              198      8.87 -     9.03        1,784            0.73  1.25    -    1.65   -11.32  -  41.59
      2002                              183      6.33 -     6.37        1,166            0.80  1.25    -    1.45   -21.43  - -21.27
      2001                              162      8.02 -     8.10        1,308            3.42  1.25    -    1.65   -22.47  - -22.15

Investments in the Fidelity
  Variable Insurance Products
  Fund (Service Class 2)
  Sub-Accounts:
    VIP Equity-Income
     (Service Class 2)
       2003                              <1     11.44 -    11.44            2            2.73  1.50    -    1.50    28.08  -  28.08
       2002                               1      8.93 -     8.93            7            0.53  1.50    -    1.50   -18.40  - -18.40
       2001 (u)                          <1     10.94 -    10.94            1            0.00  1.50    -    1.50     9.41  -   9.41
    VIP Investment Grade
     Bond (Service
     Class 2)
       2003                               2     11.15 -    11.15           25            6.41  1.50    -    1.50     3.37  -   3.37
       2002                              12     10.79 -    10.79          129            0.62  1.50    -    1.50     8.44  -   8.44
       2001 (u)                           1      9.95 -     9.95            9            0.00  1.50    -    1.50    -0.53  -  -0.53
    VIP Overseas
     (Service Class 2)
       2003                               1     12.14 -    12.14            7            0.34  1.50    -    1.50    40.89  -  40.89
       2002                              <1      8.62 -     8.62            3            0.85  1.50    -    1.50   -21.65  - -21.65
       2001 (u)                          <1     11.00 -    11.00            1            0.00  1.50    -    1.50     9.98  -   9.98

(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Franklin
  Templeton Variable
  Insurance Products Trust
  Sub-Accounts:
    Franklin Growth and
      Income Securities
       2003 (e)                          57  $  13.38 - $  13.48   $      759            0.00% 1.29%   -    1.89%   33.76% -  34.75%
    Franklin Small Cap
      Value Securities
       2003 (e)                          23     14.48 -    14.65          339            0.00  1.29    -    2.34    44.80  -  46.53
    Mutual Shares
      Securities
       2003 (e)                          67     12.61 -    12.77          857            0.00  1.29    -    2.34    26.15  -  27.65
    Templeton Developing
      Markets Securities
       2003 (e)                           4     16.80 -    16.98           74            0.00  1.29    -    2.14    68.02  -  69.79
    Templeton Foreign
      Securities
       2003 (e)                          26     13.52 -    13.68          357            0.00  1.29    -    2.34    35.22  -  36.83

Investments in the Janus
  Aspen Series (Service
  Shares) Sub-Accounts:
    International Value
      (Service Shares) (f)
       2003                               2     13.42 -    13.42           33            0.28  1.50    -    1.50    31.39  -  31.39
       2002                               1     10.21 -    10.21            8            0.93  1.50    -    1.50     2.10  -   2.10
       2001 (u) (v)                       -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    Worldwide Growth
      (Service Shares)
       2003                               -       N/A -      N/A            -            1.18  1.50    -    1.50      N/A  -    N/A
       2002                               1      8.27 -     8.27            9            1.27  1.50    -    1.50   -17.35  - -17.35
       2001 (u) (v)                       -       N/A -      N/A            -            0.00  1.50    -    1.50      N/A  -    N/A

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(f) Previously known as Global Value (Service Shares)
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Lazard
  Retirement Series, Inc.
  Sub-Account:
    Emerging Markets
       2003                             < 1  $  17.68 - $  17.68   $        7            0.05% 1.50%   -    1.50%   50.65% -  50.65%
       2002                             < 1     11.73 -    11.73            5            0.61  1.50    -    1.50    -2.98  -  -2.98
       2001 (u)                         < 1     12.09 -    12.09            5            0.81  1.50    -    1.50    20.95  -  20.95

Investments in the LSA
  Variable Series Trust
  Sub-Accounts:
    LSA Aggressive
       Growth
       2003                             548      9.85 -    10.08        5,476            0.00  0.83    -    2.20    35.68  -  37.55
       2002                             260      7.26 -     7.33        1,909            0.00  0.83    -    2.20   -27.40  - -26.73
       2001 (u)                         < 1     11.48 -    11.48            4            0.00  1.50    -    1.50    14.82  -  14.82
    LSA Balanced
       2003                               1     10.43 -    10.43            9            1.23  1.50    -    1.50    27.29  -  27.29
       2002                               1      8.20 -     8.20            6            1.22  1.50    -    1.50   -19.53  - -19.53
       2001                             < 1     10.19 -    10.19            3            1.87  1.50    -    1.50     1.86  -   1.86
    LSA Basic Value
       2003                               1     11.62 -    11.62            8            0.00  1.50    -    1.50    31.42  -  31.42
       2002                             < 1      8.84 -     8.84            4            0.00  1.50    -    1.50   -22.88  - -22.88
       2001 (u)                         < 1     11.46 -    11.46            2            0.03  1.50    -    1.50    14.64  -  14.64
    LSA Blue Chip
       2003                               2     10.06 -    10.06           16            0.02  1.50    -    1.50    23.36  -  23.36
       2002                               2      8.16 -     8.16           12            0.00  1.50    -    1.50   -27.30  - -27.30
       2001 (u)                           1     11.22 -    11.22            6            0.00  1.50    -    1.50    12.22  -  12.22
    LSA Capital Appreciation
       2003                               1     11.44 -    11.44           17            0.00  1.50    -    1.50    28.39  -  28.39
       2002                               1      8.91 -     8.91           13            0.00  1.50    -    1.50   -29.73  - -29.73
       2001 (u)                         < 1     12.68 -    12.68            5            0.00  1.50    -    1.50    26.82  -  26.82
    LSA Capital Growth (g)
       2003                             < 1      9.99 -     9.99            1            0.21  1.50    -    1.50    21.69  -  21.69
       2002                             < 1      8.21 -     8.21            1            0.03  1.50    -    1.50   -25.51  - -25.51
       2001                             < 1     11.02 -    11.02          < 1            0.00  1.50    -    1.50    10.24  -  10.24
    LSA Disciplined Equity
       2003 (h)                           -      8.50 -     8.50            -            0.00  1.50    -    1.50     4.23  -   4.23
       2002                               1      8.16 -     8.16            6            0.41  1.50    -    1.50   -26.38  - -26.38
       2001                               1     11.08 -    11.08            6            0.22  1.50    -    1.50    10.83  -  10.83

(g) Previously known as LSA Growth Equity
(h) On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the LSA
  Variable Series Trust
  Sub-Accounts (continued):
    LSA Diversified Mid Cap
       2003                               1  $  12.38 - $  12.38   $       11            0.07% 1.50%   -    1.50%   30.81% -  30.81%
       2002                               1      9.47 -     9.47            7            0.08  1.50    -    1.50   -20.46  - -20.46
       2001 (u)                         < 1     11.90 -    11.90            5            0.13  1.50    -    1.50    19.01  -  19.01
    LSA Emerging Growth
      Equity
       2003                               1     10.91 -    10.91            8            0.00  1.50    -    1.50    44.73  -  44.73
       2002                               1      7.54 -     7.54            5            0.00  1.50    -    1.50   -42.77  - -42.77
       2001                               1     13.17 -    13.17           10            0.03  1.50    -    1.50    31.69  -  31.69
    LSA Equity Growth (i)
       2003                               1      9.33 -     9.33            9            0.00  1.50    -    1.50    21.62  -  21.62
       2002                             < 1      7.67 -     7.67            1            0.00  1.50    -    1.50   -30.87  - -30.87
       2001                             < 1     11.10 -    11.10            1            0.06  1.50    -    1.50    11.02  -  11.02
    LSA Mid Cap Value
       2003                             < 1     15.04 -    15.04            2            0.09  1.50    -    1.50    37.68  -  37.68
       2002                             < 1     10.92 -    10.92            2            0.20  1.50    -    1.50     9.21  -   9.21
       2001 (u) (v)                       -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    LSA Value Equity
       2003                               1     10.90 -    10.90            7            1.48  1.50    -    1.50    28.49  -  28.49
       2002                               1      8.49 -     8.49            5            0.00  1.50    -    1.50   -23.34  - -23.34
       2001                               1     11.07 -    11.07            9            0.49  1.50    -    1.50    10.71  -  10.71

Investments in the MFS
  Variable Insurance Trust
  Sub-Accounts:
    MFS Bond
       2003                             209     13.15 -    13.38        2,793            5.69  1.25    -    1.65     7.55  -   7.98
       2002                             183     12.22 -    12.39        2,263            5.84  1.25    -    1.65     7.14  -   7.57
       2001                             121     11.41 -    11.52        1,394            4.58  1.25    -    1.65     6.92  -   7.35
    MFS High Income
       2003                              71     10.93 -    11.12          783            4.07  1.25    -    1.65    16.03  -  16.49
       2002                              47      9.42 -     9.55          447            7.56  1.25    -    1.65     0.89  -   1.29
       2001                              36      9.33 -     9.42          341            6.88  1.25    -    1.65     0.39  -   0.80
    MFS Investors Trust
       2003                             298      7.94 -     8.08        2,398            0.62  1.25    -    1.65    20.15  -  20.63
       2002                             270      6.60 -     6.70        1,806            0.60  1.25    -    1.65   -33.95  - -21.95
       2001                             215      8.54 -     8.58        1,844            0.43  1.25    -    1.45   -17.17  - -17.00

(i) Previously known as LSA Focused Equity
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the MFS
  Variable Insurance Trust
  Sub-Accounts (continued):
    MFS New Discovery
       2003                             265  $  12.35 - $  12.57   $    3,315            0.00% 1.25%   -    1.65%   31.53% -  32.06%
       2002                             251      9.39 -     9.52        2,380            0.00  1.25    -    1.65   -32.75  - -32.48
       2001                             201     13.96 -    14.09        2,830            0.00  1.25    -    1.65    -6.59  -  -6.22

Investments in the MFS
  Variable Insurance Trust
  (Service Class)
  Sub-Accounts:
    MFS New Discovery
      (Service Class)
       2003                             < 1     11.34 -    11.34            5            0.00  1.50    -    1.50    31.43  -  31.43
       2002                             < 1      8.63 -     8.63            4            0.00  1.50    -    1.50   -32.83  - -32.83
       2001 (u)                         < 1     12.85 -    12.85            1            0.00  1.50    -    1.50    28.50  -  28.50
    MFS Utilities (Service Class)
       2003                             < 1     10.21 -    10.21          < 1            1.99  1.50    -    1.50    33.54  -  33.54
       2002                             < 1      7.64 -     7.64          < 1            2.33  1.50    -    1.50   -23.57  - -23.57
       2001 (u) (v)                       -       N/A -      N/A            -            0.00  1.50    -    1.50      N/A  -    N/A

Investments in the Morgan
  Stanley Variable Investment
  Series Sub-Accounts:
    Aggressive Equity
       2003                           4,391      6.65 -     6.89       40,215            0.01  0.70    -    2.05    23.50  -  25.18
       2002                           5,099      5.38 -     5.50       37,744            0.31  0.70    -    2.05   -24.18  - -23.14
       2001                           6,802      7.10 -     7.16       66,416            0.32  0.70    -    2.05   -29.02  - -28.96
    Capital Growth
       2002 (q)                           -       N/A -      N/A            -            0.48  0.70    -    2.05      N/A  -    N/A
       2001                           4,701      7.45 -     7.78       96,677            0.54  0.70    -    2.05   -26.83  - -25.52
    Dividend Growth
       2003                          27,375      9.81 -    10.83      820,639            1.85  0.70    -    2.05    25.30  -  27.00
       2002                          31,946      7.83 -     8.53      779,026            2.00  0.70    -    2.05   -19.68  - -18.59
       2001                          38,547      9.75 -    10.48    1,198,348            1.85  0.70    -    2.05    -5.87  -  -2.55
    Equity
       2003                          17,326      6.30 -     6.74      588,664            0.37  0.70    -    2.05    20.31  -  21.95
       2002                          20,268      5.16 -     5.60      595,598            0.35  0.70    -    2.05   -22.82  - -21.76
       2001                          24,148      6.60 -     7.25      978,551            0.48  0.70    -    2.05   -27.45  - -27.38
    European Growth
       2003                           7,200      8.12 -     8.16      187,302            0.86  0.70    -    2.05    26.41  -  28.13
       2002                           8,623      6.34 -     6.45      182,586            1.46  0.70    -    2.05   -22.96  - -21.91
       2001                          10,422      8.11 -     8.38      298,772            1.11  0.70    -    2.05   -18.33  - -16.22

(q) On August 31, 2002, Capital Growth merged into Money Market
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series Sub-Accounts
  (continued):
    Global Advantage
       2003                           3,230  $   6.72 - $   7.39   $   24,224            1.06% 0.70%   -    2.05%   28.46% -  30.20%
       2002                           3,702      5.16 -     5.75       21,521            0.83  0.70    -    2.05   -22.42  - -21.37
       2001                           5,073      6.56 -     7.41       37,827            0.63  0.70    -    2.05   -25.89  - -23.87
    Global Dividend Growth
       2003                          11,608     10.51 -    11.29      209,033            1.91  0.70    -    2.05    29.39  -  31.15
       2002                          13,562      8.12 -     8.61      190,169            1.80  0.70    -    2.05   -14.29  - -13.13
       2001                          16,305      9.48 -     9.91      269,474            2.70  0.70    -    2.05    -6.91  -  -5.24
    High Yield
       2003                           4,896      5.15 -     7.05       54,254           10.14  0.70    -    2.05    25.14  -  26.84
       2002                           4,838      4.06 -     5.63       43,505           18.30  0.70    -    2.05    -9.02  -  -7.78
       2001                           6,229      4.40 -     6.19       62,081           18.08  0.70    -    2.05   -38.08  - -34.21
    Income Builder
       2003                           3,590     11.03 -    11.67       49,256            3.09  0.70    -    2.05    18.39  -  20.00
       2002                           4,059      9.32 -     9.72       47,094            4.20  0.70    -    2.05    -8.29  -  -6.82
       2001                           4,728     10.06 -    10.60       60,291            4.71  0.70    -    1.85     0.63  -   6.02
    Information
       2003                           1,036      4.72 -    11.46        4,837            0.00  0.83    -    2.05    57.81  -  59.75
       2002                             664      2.99 -     7.17        1,961            0.94  0.83    -    2.05   -44.24  - -28.27
       2001                             830      5.24 -     5.37        4,346            0.20  1.28    -    2.05   -47.60  - -46.33
    Limited Duration
       2003                           5,392     10.68 -    11.69       61,420            4.05  0.70    -    2.05     0.15  -   1.51
       2002                           6,130     10.66 -    11.51       69,291            3.58  0.70    -    2.05     1.94  -   3.33
       2001                           2,240     10.46 -    11.14       24,710            4.23  0.70    -    2.05     4.61  -   5.98
    Money Market
       2003                          16,876      9.98 -    10.89      237,222            0.66  0.70    -    2.05    -1.37  -  -0.03
       2002                          28,382     10.12 -    10.89      402,007            1.31  0.70    -    2.05     0.63  -   1.21
       2001                          30,239     10.19 -    10.82      432,633            4.04  0.70    -    2.05     1.94  -   3.17
    Pacific Growth
       2003                           5,498      4.84 -     6.48       22,979            0.00  0.70    -    2.05    27.02  -  28.74
       2002                           5,625      3.76 -     5.10       18,319            0.00  0.70    -    2.05   -24.43  - -23.40
       2001                           7,159      4.90 -     6.75       30,415            1.88  0.70    -    2.05   -32.47  - -27.93
    Quality Income Plus
       2003                          15,564     11.81 -    13.58      340,872            5.68  0.70    -    2.05     6.25  -   7.69
       2002                          19,078     11.11 -    12.61      397,716            6.01  0.70    -    2.05     3.37  -   4.78
       2001                          20,924     10.75 -    12.04      425,671            6.02  0.70    -    2.05     7.51  -   8.80
    S&P 500 Index
       2003                          13,279      8.08 -     8.16      127,914            1.01  0.70    -    2.05    25.26  -  26.96
       2002                          13,650      6.36 -     6.51      104,609            1.01  0.70    -    2.05   -24.06  - -23.03
       2001                          15,542      8.27 -     8.58      156,594            0.90  0.70    -    2.05   -14.22  - -12.85

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series Sub-Accounts
  (continued):
    Strategist
       2003                          14,584  $   9.68 - $  10.41   $  366,549            1.65% 0.70%   -    2.05%   23.68% -  25.36%
       2002                          16,778      7.82 -     8.30      351,932            1.54  0.70    -    2.05   -11.72  - -10.52
       2001                          20,192      8.86 -     9.28      494,635            2.47  0.70    -    2.05   -11.39  - -10.81
    Utilities
       2003                           9,199      6.41 -     6.58      165,009            2.83  0.70    -    2.05    14.96  -  16.53
       2002                          11,242      5.57 -     5.65      179,523            2.79  0.70    -    2.05   -24.43  - -23.40
       2001                          14,351      7.37 -     7.37      309,754            2.17  0.70    -    2.05   -26.27  - -26.26

Investments in the Morgan
  Stanley Variable Investment
  Series (Class Y Shares)
  Sub-Accounts:
    Aggressive Equity
      (Class Y Shares)
       2003                           3,669     12.13 -    12.23       25,091            0.00  1.29    -    2.59    21.26  -  22.34
       2002                           3,298      5.19 -     6.91       17,226            0.10  1.35    -    2.20   -24.52  - -23.87
       2001                           2,712      6.82 -     9.16       18,529            0.33  1.35    -    2.20   -29.58  -  -8.43
    Capital Growth
      (Class Y Shares)
       2002 (r)                           -       N/A -      N/A            -            0.27  1.35    -    2.20      N/A  -    N/A
       2001                             919      7.04 -     8.80        6,472            0.55  1.35    -    2.20   -27.48  - -12.03
    Dividend Growth
      (Class Y Shares)
       2003                          11,170     12.15 -    12.26      114,227            1.65  1.29    -    2.59    21.52  -  22.60
       2002                           8,696      7.42 -     8.04       68,923            1.99  1.35    -    2.20   -20.02  - -19.33
       2001                           5,970      9.28 -     9.97       59,002            1.79  1.35    -    2.20    -7.18  -  -6.70
    Equity (Class Y Shares)
       2003                          14,125     11.78 -    11.88       98,665            0.14  1.29    -    2.59    17.80  -  18.84
       2002                          11,901      5.31 -     8.10       63,832            0.19  1.35    -    2.30   -22.50  - -19.01
       2001                           8,803      6.86 -     9.19       60,598            0.31  1.35    -    2.20   -28.05  -  -8.10
    European Growth
      (Class Y Shares)
       2003                           4,424     12.58 -    12.69       35,785            0.61  1.29    -    2.59    25.79  -  26.90
       2002                           3,700      5.76 -     8.05       21,755            1.85  1.35    -    2.30   -22.58  - -19.50
       2001                           2,730      7.44 -     9.53       20,541            1.21  1.35    -    2.20   -19.03  -  -4.74
    Global Advantage
      (Class Y Shares)
       2003                           1,276     12.49 -    12.60        9,194            0.74  1.29    -    2.59    24.92  -  26.03
       2002                           1,033      4.95 -     8.06        5,212            0.66  1.35    -    2.30   -22.00  - -19.42
       2001                             917      6.35 -     8.95        5,854            0.62  1.35    -    2.20   -24.57  - -10.52

(r) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series (Class Y Shares)
  Sub-Accounts (continued):
    Global Dividend Growth
      (Class Y Shares)
       2003                           4,330  $  12.86 - $  12.97   $   46,680            1.63% 1.29%   -    2.59%   28.57% -  29.71%
       2002                           2,607      7.89 -     8.13       20,621            1.86  1.35    -    2.30   -18.74  - -13.89
       2001                           1,127      9.17 -     9.66       10,357            2.50  1.35    -    2.20    -7.71  -  -3.44
    High Yield
      (Class Y Shares)
       2003                           5,305     11.23 -    11.33       33,806            8.97  1.29    -    2.59    12.32  -  13.31
       2002                           2,433      4.14 -     9.10       10,639           18.51  1.35    -    2.30    -8.99  -  -8.60
       2001                           1,281      4.53 -     7.69        6,088           21.82  1.35    -    2.20   -34.81  - -23.06
    Income Builder
      (Class Y Shares)
       2003                           3,718     11.56 -    11.67       40,658            2.90  1.29    -    2.59    15.63  -  16.66
       2002                           1,482      8.88 -     9.17       13,401            4.48  1.35    -    2.30   -11.23  -  -9.19
       2001                             709      9.60 -    10.10        7,100            4.76  1.35    -    2.20    -4.03  -   0.73
    Information
      (Class Y Shares)
       2003                           2,271     14.83 -    14.96       13,028            0.00  1.29    -    2.59    48.33  -  49.65
       2002                           1,667      2.92 -     7.43        5,044            1.07  1.35    -    2.30   -44.05  - -25.69
       2001                           1,378      5.23 -     8.91        7,356            0.18  1.35    -    2.20   -43.76  - -10.94
    Limited Duration
      (Class Y Shares)
       2003                          11,259      9.93 -    10.02      120,623            3.95  1.29    -    2.59    -0.70  -   0.18
       2002                           6,502     10.12 -    11.09       70,981            3.13  1.35    -    2.30     1.22  -   2.41
       2001                           2,087     10.25 -    10.82       22,344            3.47  1.35    -    2.20     2.47  -   5.06
    Money Market
      (Class Y Shares)
       2003                           8,984      9.85 -     9.94       90,996            0.40  1.29    -    2.59    -1.52  -  -0.64
       2002                          12,744      9.92 -    10.46      131,413            1.01  1.35    -    2.30    -0.78  -  -0.27
       2001                           9,369     10.02 -    10.49       97,217            3.35  1.35    -    2.20     0.22  -   2.25
    Pacific Growth
      (Class Y Shares)
       2003                           1,166     13.83 -    13.94        7,364            0.00  1.29    -    2.44    38.35  -  39.43
       2002                             631      3.94 -     6.09        2,619            0.00  1.35    -    2.20   -25.23  - -24.59
       2001                             293      5.22 -     8.14        1,629            3.73  1.35    -    2.20   -28.24  - -18.60
    Quality Income Plus
      (Class Y Shares)
       2003                          11,264     10.22 -    10.31      136,406            5.95  1.29    -    2.59     2.20  -   3.11
       2002                           8,406     10.33 -    12.04       99,130            5.73  1.35    -    2.30     3.28  -   3.85
       2001                           4,637     10.39 -    11.59       52,927            5.34  1.35    -    2.20     3.89  -   7.85

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series (Class Y Shares)
  Sub-Accounts (continued):
    S&P 500 Index
      (Class Y Shares)
       2003                          15,307  $  12.01 - $  12.11   $  127,061            0.82% 1.29%   -    2.59%   20.07% -  21.14%
       2002                          10,380      5.90 -     7.13       61,909            0.94  1.35    -    2.20   -24.35  - -23.71
       2001                           5,853      7.73 -     9.42       45,552            0.86  1.35    -    2.20   -13.71  -  -5.81
    Strategist
      (Class Y Shares)
       2003                           8,863     11.93 -    12.03       87,272            1.45  1.29    -    2.59    19.28  -  20.34
       2002                           7,216      7.78 -     8.89       55,794            1.43  1.35    -    2.30   -11.32  - -11.06
       2001                           5,356      8.77 -     9.50       46,793            2.47  1.35    -    2.20   -11.61  -  -4.97
    Utilities
      (Class Y Shares)
       2003                           3,738     11.40 -    11.51       25,295            2.70  1.29    -    2.59    14.04  -  15.05
       2002                           3,518      5.61 -     6.23       19,653            2.81  1.35    -    2.20   -24.76  - -24.11
       2001                           3,257      7.40 -     8.28       24,013            2.20  1.35    -    2.20   -26.98  - -17.17

Investments in the Oppenheimer
  Variable Account Funds
  Sub-Accounts:
    Oppenheimer Bond
       2003                             386     12.47 -    12.69        4,894            4.79  1.25    -    1.65     5.03  -   5.45
       2002                             726     11.87 -    12.04        8,735            6.14  1.25    -    1.65     7.29  -   7.72
       2001                             477     11.07 -    11.17        5,325            5.83  1.25    -    1.65     6.01  -   6.44
    Oppenheimer Capital
      Appreciation
       2003                             639     10.06 -    10.24        6,527            0.35  1.25    -    1.65    28.80  -  29.32
       2002                             620      7.81 -     7.92        4,902            0.64  1.25    -    1.65   -28.06  - -27.77
       2001                             653     10.86 -    10.96        7,148            0.47  1.25    -    1.65   -14.02  - -13.67
    Oppenheimer Global
      Securities
       2003                             419     13.61 -    13.86        5,791            0.67  1.25    -    1.65    40.68  -  41.25
       2002                             450      9.68 -     9.81        4,402            0.60  1.25    -    1.65   -23.41  - -23.10
       2001                             473     12.64 -    12.76        6,023            0.51  1.25    -    1.65   -13.49  - -13.14
    Oppenheimer High
      Income
       2003                             137     11.17 -    11.37        1,548            5.98  1.25    -    1.65    11.67  -  22.42
       2002                             115      9.22 -     9.28        1,062           11.89  1.25    -    1.45    -3.80  -  -3.61
       2001                             137      9.59 -     9.63        1,318            7.52  1.25    -    1.45     0.49  -   0.69

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Oppenheimer
  Variable Account Funds
  Sub-Accounts (continued):
    Oppenheimer Main Street
      Small Cap Growth
       2003                             230  $  14.63 - $  14.89   $    3,423            0.00% 1.25%   -    1.65%   42.00% -  42.57%
       2002                             199     10.30 -    10.44        2,078            0.00  1.25    -    1.65   -17.13  - -16.79
       2001                             159     12.43 -    12.55        1,991            0.00  1.25    -    1.65    -2.00  -  -1.61

Investments in the Oppenheimer
  Variable Account Funds
  (Service Class ("SC"))
  Sub-Accounts:
    Oppenheimer Aggressive
      Growth (SC)
       2003 (e)                           6     12.38 -    12.47           70            0.00  1.29    -    1.84    23.84  -  24.68
    Oppenheimer Capital
      Appreciation (SC)
       2003 (e)                          27     12.23 -    12.32          333            0.00  1.29    -    2.34    22.35  -  23.23
    Oppenheimer Global
      Securities (SC)
       2003 (e)                           7     14.20 -    14.32          102            0.00  1.29    -    1.99    42.00  -  43.23
    Oppenheimer High
      Income (SC)
       2003 (e)                          15     12.95 -    13.04          198            0.00  1.29    -    1.89    29.46  -  30.39
    Oppenheimer Main
      Street (SC)
       2003 (e)                          27     12.56 -    12.71          345            0.00  1.29    -    2.34    25.63  -  27.13
    Oppenheimer Main Street
      Small Cap Growth (SC)
       2003                              19     14.65 -    14.75          280            0.00  1.29    -    1.89    46.50  -  47.55
       2002                               1      9.89 -     9.89            8            0.00  1.50    -    1.50   -17.19  - -17.19
       2001 (u)                         < 1     11.94 -    11.94            4            0.00  1.50    -    1.50    19.40  -  19.40
    Oppenheimer Multiple
      Strategies (SC)
       2003 (e)                          19     13.02 -    13.18          245            0.00  1.29    -    2.34    30.21  -  31.76
    Oppenheimer Strategic
      Bond (SC)
       2003 (e)                          29     12.11 -    12.21          349            0.00  1.29    -    1.99    21.08  -  22.13

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the PIMCO
  Advisors Variable Insurance
  Trust Sub-Account (j):
    OpCap Small Cap (k)
       2003                             < 1  $  13.05 - $  13.05   $        1            0.00% 1.50%   -    1.50%   40.52% -  40.52%
       2002                             < 1      9.29 -     9.29            1            0.00  1.50    -    1.50   -22.81  - -22.81
       2001(u)                          < 1     12.03 -    12.03          < 1            0.00  1.50    -    1.50    20.33  -  20.33
    PEA Science and
      Technology (l)
       2003                             < 1     12.55 -    12.55            1            0.00  1.50    -    1.50    60.89  -  60.89
       2002                             < 1      7.80 -     7.80            1            0.00  1.50    -    1.50   -50.34  - -50.34
       2001(u)                          < 1     15.70 -    15.70            3            0.00  1.50    -    1.50    57.03  -  57.03

Investments in the PIMCO
  Variable Insurance Trust
  Sub-Accounts:
    Foreign Bond
       2003                             < 1     10.81 -    10.81            2            1.40  1.50    -    1.50     0.72  -   0.72
       2002                              10     10.73 -    10.73          108            1.96  1.50    -    1.50     6.58  -   6.58
       2001 (u)                         < 1     10.07 -    10.07            1            0.80  1.50    -    1.50     0.68  -   0.68
    Money Market
       2003                               1      9.93 -     9.93           14            0.71  1.50    -    1.50    -0.79  -  -0.79
       2002                               1     10.01 -    10.01            7            1.68  1.50    -    1.50    -0.12  -  -0.12
       2001 (u)                         < 1     10.02 -    10.02            4            0.70  1.50    -    1.50     0.17  -   0.17
    PIMCO Total Return
       2003                             < 1     11.09 -    11.09            1            1.71  1.50    -    1.50     3.46  -   3.46
       2002                              10     10.72 -    10.72          108            2.31  1.50    -    1.50     7.45  -   7.45
       2001 (u)                         < 1      9.97 -     9.97            1            2.43  1.50    -    1.50    -0.25  -  -0.25

Investments in the Putnam
  Variable Trust Sub-Accounts:
    VT The George Putnam
      Fund of Boston
       2003 (a)                         428     11.24 -    12.16        4,860            0.00  1.29    -    2.59    12.42  -  21.58
    VT Global Asset Allocation
       2003 (e)                           5     12.40 -    12.51           62            0.00  1.29    -    1.99    24.02  -  25.10
    VT Growth and Income
       2003                           4,847     10.49 -    12.22       48,212            1.62  0.70    -    2.44    22.22  -  26.49
       2002                           3,946      8.15 -     8.29       30,709            1.59  0.70    -    2.30   -19.55  - -18.46
       2001                           2,888      9.42 -    10.31       28,218            1.20  0.70    -    2.20    -5.76  -   3.07

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(j) Previously known as OCC Accumulation Trust
(k) Previously known as OCC Small Cap
(l) Previously known as OCC Science and Technology
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Putnam
  Variable Trust
  Sub-Accounts (continued):
    VT Health Sciences
       2003 (e)                           9  $  11.24 - $  11.37   $      105            0.00% 1.29%   -    2.34%   12.39% -  13.73%
    VT High Yield
       2003                              33     13.33 -    13.43          431            4.98  1.29    -    1.89    33.33  -  34.28
       2002                              11     10.31 -    10.31          118            2.38  1.50    -    1.50    -2.21  -  -2.21
       2001 (u)                         < 1     10.54 -    10.54            5            0.00  1.50    -    1.50     5.38  -   5.38
    VT Income
       2003 (e)                          19     10.43 -    10.51          201            0.00  1.29    -    1.89     4.30  -   5.07
    VT International Equity (m)
       2003                           9,028      7.76 -    12.58       70,508            0.79  0.70    -    2.59    25.77  -  27.63
       2002                           8,209      6.08 -     8.05       48,014            0.75  0.70    -    2.30   -19.46  - -18.24
       2001                           5,411      7.44 -     9.15       38,728            0.22  0.70    -    2.20   -21.17  -  -8.50
    VT International Growth
      and Income
       2003                             < 1     12.55 -    12.55            4            1.40  1.50    -    1.50    35.78  -  35.78
       2002                             < 1      9.24 -     9.24            3            0.52  1.50    -    1.50   -15.06  - -15.06
       2001 (u)                         < 1     10.88 -    10.88            4            0.00  1.50    -    1.50     8.79  -   8.79
    VT Investors
       2003 (a)                          69     12.09 -    12.18          853            0.00  1.29    -    2.44    20.89  -  21.84
    VT Money Market
       2003                               5      9.75 -     9.91           54            0.07  1.29    -    2.69    -2.45  -  -0.86
       2002 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
       2001 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    VT New Opportunities
       2003 (e)                           9     13.42 -    13.58          122            0.00  1.29    -    2.34    34.20  -  35.80
    VT New Value
       2003                               1     14.51 -    14.51            8            0.00  2.14    -    2.14    45.11  -  45.11
       2002 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
       2001 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    VT Research
       2003                               1     13.15 -    13.15            7            0.00  1.49    -    1.49    31.48  -  31.48
       2002 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
       2001 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(m) Previously known as VT International Growth
(v) Although available in 2001, there was no activity until 2002
(w) Although available in 2001 and 2002, there was no activity until 2003

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Putnam
  Variable Trust
  Sub-Accounts (continued):
    VT Small Cap Value
       2003                           3,644  $  10.91 - $  10.95   $   39,108            0.33% 0.70%   -    2.30%    9.54% -  48.60%
       2002 (s)                       2,769      7.34 -     7.50       20,194            0.00  0.70    -    2.20   -26.60  - -25.03
    VT Utilities Growth and
      Income
       2003 (e)                           2     14.07 -    14.14           33            0.00  1.29    -    1.79    40.74  -  41.45
    VT Vista
       2003 (e)                           6     13.49 -    13.65           85            0.00  1.29    -    2.34    34.85  -  36.46
    VT Voyager
       2003                           7,866      5.96 -    11.65       48,116            0.34  0.70    -    2.59    16.48  -  24.04
       2002                           7,477      4.80 -     7.94       34,395            0.59  0.70    -    2.30   -27.04  - -20.58
       2001                           5,485      6.58 -     9.09       34,589            0.00  0.70    -    2.20   -22.95  -  -9.13

Investments in the Rydex
  Variable Trust
  Sub-Account:
    Rydex OTC
       2003                             < 1     11.71 -    11.71          < 1            0.00  1.50    -    1.50    43.24  -  43.24
       2002                             < 1      8.18 -     8.18          < 1            0.00  1.50    -    1.50   -18.23  - -18.23
       2001 (u) (v)                       -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00

Investments in the Salomon
  Brothers Variable Series
  Funds Sub-Account:
    Variable All Cap (n)
       2003                               1     11.26 -    11.26            6            0.26  1.50    -    1.50    36.95  -  36.95
       2002                               1      8.22 -     8.22            4            0.45  1.50    -    1.50   -26.18  - -26.18
       2001 (u)                         < 1     11.14 -    11.14            5            1.34  1.50    -    1.50    11.37  -  11.37

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(n) Previously known as Capital
(s) For the period beginning May 1, 2002 and ended December 31, 2002
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the STI
  Classic Variable Trust
  Sub-Accounts:
    STI Capital Appreciation
       2003 (e)                          24  $  10.70 - $  10.75   $      254            0.00% 1.29%   -    2.34%    6.96% -   7.49%
    STI Growth & Income
       2003 (e)                          10     11.32 -    11.36          117            0.55  1.29    -    1.89    13.25  -  13.56
    STI International Equity
       2003 (e)                         < 1     12.26 -    12.27            1            0.00  1.29    -    1.49    22.55  -  22.67
    STI Investment Grade
      Bond
       2003 (e)                          12      9.99 -    10.03          116            1.28  1.29    -    1.99    -0.07  -   0.26
    STI Mid-Cap Equity
       2003 (e)                          11     11.41 -    11.44          131            0.66  1.29    -    1.89    14.06  -  14.38
    STI Small Cap Value
      Equity
       2003 (e)                           7     12.18 -    12.23           85            0.27  1.29    -    2.14    21.84  -  22.33
    STI Value Income Stock
       2003 (e)                           3     11.23 -    11.25           39            1.06  1.49    -    1.89    12.31  -  12.52

Investments in The Universal
  Institutional Funds, Inc.
  Sub-Accounts:
    UIF Emerging Markets
      Equity
       2003                           3,702      7.71 -    12.70       33,517            0.00  0.70    -    2.20    46.42  -  48.63
       2002                           3,528      5.19 -     8.68       21,572            0.00  0.70    -    2.20   -10.88  -  -9.54
       2001                           2,296      5.74 -     9.74       16,448            0.00  0.70    -    2.20   -42.63  -  -2.64
    UIF Equity Growth
       2003                           7,319      6.73 -     8.28       56,334            0.00  0.70    -    2.20    22.21  -  24.06
       2002                           7,462      5.42 -     6.78       47,600            0.15  0.70    -    2.20   -29.44  - -28.37
       2001                           8,236      7.57 -     9.60       76,091            0.00  0.70    -    2.20   -15.71  -  -3.96
    UIF High Yield
       2003                              28     11.85 -    11.85          326            0.00  1.50    -    1.50    23.83  -  23.83
       2002                              12      9.57 -     9.57          111           18.80  1.50    -    1.50    -8.66  -  -8.66
       2001 (u)                         < 1     10.48 -    10.48            4           22.64  1.50    -    1.50     4.78  -   4.78
    UIF International
      Magnum
       2003                           3,576      7.82 -    10.06       28,529            0.14  0.70    -    2.20    24.62  -  26.53
       2002                           2,993      6.18 -     7.38       19,088            1.10  0.70    -    2.20   -18.63  - -17.39
       2001                           2,502      7.49 -     9.07       19,772            0.51  0.70    -    2.20   -25.14  -  -9.31

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in The Universal
  Institutional Funds, Inc.
  Sub-Accounts (continued):
    UIF Mid Cap Growth
       2003                           2,559  $  10.36 - $  10.49   $   26,112            0.00% 0.70%   -    2.30%   38.51% -  40.78%
       2002 (s)                         895      7.36 -     7.57        6,544            0.00  0.70    -    2.30   -26.42  - -24.29
    UIF Mid Cap Value
       2003                          11,859     10.67 -    11.17      113,886            0.00  0.70    -    2.30    38.26  -  40.52
       2002                          10,941      7.71 -     7.95       75,421            0.00  0.70    -    2.30   -28.53  - -22.85
       2001                           6,472      9.83 -    11.13       63,097            0.00  0.70    -    2.20    -3.83  -  -1.74
    UIF U.S. Real Estate
       2003                           3,882     12.08 -    18.77       61,626            0.00  0.70    -    2.30    35.28  -  37.50
       2002                           3,778      8.93 -    13.65       44,038            3.91  0.70    -    2.30   -10.71  -  -2.15
       2001                           2,301     10.22 -    13.95       27,855            4.53  0.70    -    2.20     2.25  -  39.49

Investments in The Universal
  Institutional Funds, Inc.
  (Class II) Sub-Accounts:
    UIF Active International
       Allocation (Class II)
       2003 (o)                           -     11.79 -    11.87            -            0.00  1.29    -    2.69    17.94  -  18.75
    UIF Emerging Markets
      Debt (Class II)
       2003 (a)                         206     11.22 -    13.96        2,333            0.00  1.29    -    2.59    12.19  -  39.60
    UIF Emerging Markets
      Equity (Class II)
       2003 (a)                         272     14.78 -    14.91        4,043            0.00  1.29    -    2.59    47.81  -  49.12
    UIF Equity and Income
      (Class II)
       2003 (a)                         561     11.52 -    11.62        6,494            0.88  1.29    -    2.59    15.19  -  16.22
    UIF Equity Growth
      (Class II)
       2003 (a)                         602     11.61 -    11.71        7,030            0.00  1.29    -    2.59    16.11  -  17.15
    UIF Global Franchise
      (Class II)
       2003 (a)                         758     12.14 -    12.25        9,257            0.00  1.29    -    2.59    21.43  -  22.51

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(o) For the period beginning May 1, 2003 and ended October 31, 2003
(s) For the period beginning May 1, 2002 and ended December 31, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in The Universal
  Institutional Funds, Inc.
  (Class II) Sub-Accounts
  (continued):
    UIF Mid Cap Growth
      (Class II)
       2003 (a)                         785  $  13.00 - $  13.12   $   10,262            0.00% 1.29%   -    2.59%   30.00% -  31.16%
    UIF Small Company
      Growth (Class II)
       2003 (a)                         812     13.50 -    13.62       11,026            0.00  1.29    -    2.59    35.01  -  36.21
    UIF U.S. Mid Cap
      Value (Class II)
       2003 (a)                       1,356     13.29 -    13.41       18,124            0.00  1.29    -    2.59    32.90  -  34.08
    UIF U.S. Real Estate
      (Class II)
       2003 (a)                         731     12.67 -    12.79        9,334            0.00  1.29    -    2.59    26.72  -  27.85

Investments in the Van Kampen
  Life Investment Trust
  Sub-Accounts:
    LIT Comstock
       2003                           5,976     10.36 -    10.54       62,969            0.75  0.70    -    2.30    27.98  -  30.08
       2002                           2,807      8.09 -     8.10       23,160            0.77  0.70    -    2.30   -19.06  - -18.99
       2001                             272     11.89 -    12.00        3,254            0.00  1.25    -    1.65    -4.06  -  -3.68
    LIT Domestic Income
       2002 (t)                           -       N/A -      N/A            -           15.62  1.25    -    1.65      N/A  -    N/A
       2001                              65     11.36 -    11.47          746            4.74  1.25    -    1.65     8.16  -   8.60
    LIT Emerging Growth
       2003                          11,683      5.15 -     9.36       95,881            0.00  0.70    -    2.30    24.42  -  26.46
       2002                          12,789      4.07 -     7.52       85,976            0.35  0.70    -    2.30   -32.96  - -24.80
       2001                          15,662      6.07 -     6.60      167,267            0.06  0.70    -    2.05   -33.99  - -31.97
    LIT Government
       2003                             140     10.62 -    10.69        1,491            4.87  1.25    -    1.65     0.08  -   0.48
       2002 (s)                         122     10.61 -    10.64        1,296            0.00  1.25    -    1.65     6.14  -   6.43
    LIT Money Market
       2003                             278     10.60 -    10.79        2,989            0.60  1.25    -    1.65    -1.07  -  -0.68
       2002                             387     10.72 -    10.86        4,199            1.25  1.25    -    1.65    -0.44  -  -0.04
       2001                             279     10.76 -    10.87        3,032            3.48  1.25    -    1.65     1.98  -   2.39

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(s) For the period beginning May 1, 2002 and ended December 31, 2002
(t) On May 1, 2002, LIT Domestic Income merged into LIT Government

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Van Kampen
  Life Investment Trust
  (Class II) Sub-Accounts
    LIT Aggressive Growth
      (Class II)
       2003 (a)                         288  $  12.75 - $  12.86   $    3,687            0.00% 1.29%   -    2.59%   27.50% -  28.64%
    LIT Comstock (Class II)
       2003                          12,466     12.42 -    12.53      137,393            0.47  1.29    -    2.59    24.15  -  25.25
       2002 (s)                       4,821      8.01 -     8.05       38,762            0.00  1.35    -    2.20   -19.92  - -19.46
    LIT Emerging Growth
      (Class II)
       2003                           6,060     11.75 -    11.85       45,748            0.00  1.29    -    2.59    17.49  -  18.53
       2002                           4,520      5.39 -     5.76       24,442            0.05  1.35    -    2.20   -34.12  - -33.56
       2001 (x)                       2,120      8.11 -     8.74       17,335            0.00  1.35    -    2.20   -18.94  - -12.60
    LIT Growth and Income
      (Class II)
       2003                           2,309     12.31 -    12.42       28,598            0.00  1.29    -    2.59    23.14  -  24.23
       2002                               1      9.05 -     9.05            5            1.05  1.50    -    1.50    -9.50  -  -9.50
       2001 (u)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00

(a) For period beginning May 1, 2003 and ended December 31, 2003
(s) For the period beginning May 1, 2002 and ended December 31, 2002
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(x) For the period beginning May 17, 2001 and ended December 31, 2001

               -----------------------------------------------------------
               ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A
               FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
               AND FOR THE PERIODS ENDED DECEMBER 31, 2003
               AND DECEMBER 31, 2002, AND INDEPENDENT
               AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Insurance Company Separate Account A (the "Account") as of December 31, 2003, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2003 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Life Insurance Company Separate Account A as of December 31, 2003, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Chicago, Illinois
April 12, 2004

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                   Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                                                                                     Templeton
                                      Franklin Growth                       Franklin Small                          Developing
                                        and Income          Franklin           Cap Value        Mutual Shares         Markets
                                        Securities          Small Cap         Securities         Securities         Securities
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $      37,132,163  $       3,451,732  $      20,237,104  $      31,176,488  $       6,824,462
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $      37,132,163  $       3,451,732  $      20,237,104  $      31,176,488  $       6,824,462
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $      36,996,884  $       3,451,732  $      20,215,288  $      31,010,735  $       6,824,462
Contracts in payout (annuitization)
  period                                       135,279                  -             21,816            165,753                  -
                                     =================  =================  =================  =================  =================
Total net assets                     $      37,132,163  $       3,451,732  $      20,237,104  $      31,176,488  $       6,824,462
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                           2,594,840            198,034          1,597,246          2,093,787            962,547
                                     =================  =================  =================  =================  =================
  Cost of investments                $      32,596,688  $       2,602,455  $      17,220,056  $      27,903,182  $       5,804,469
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           13.26  $           15.44  $           14.42  $           12.56  $           16.73
                                     =================  =================  =================  =================  =================
  Highest                            $           13.48  $           15.64  $           14.65  $           12.77  $           16.98
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                         Franklin Templeton Variable
                                              Insurance Products
                                              Trust Sub-Accounts                   LSA Variable Series Trust Sub-Accounts
                                     ------------------------------------  -------------------------------------------------------
                                         Templeton          Templeton            LSA
                                          Foreign         Global Income       Aggressive         LSA Equity         LSA Mid Cap
                                        Securities         Securities           Growth             Growth              Value
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $      11,704,410  $       2,737,267  $       5,817,848  $       3,545,799  $      11,269,986
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $      11,704,410  $       2,737,267  $       5,817,848  $       3,545,799  $      11,269,986
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $      11,704,410  $       2,688,584  $       5,817,848  $       3,545,799  $      11,256,302
Contracts in payout (annuitization)
  period                                             -             48,683                  -                  -             13,684
                                     =================  =================  =================  =================  =================

  Total net assets                   $      11,704,410  $       2,737,267  $       5,817,848  $       3,545,799  $      11,269,986
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                             956,243            177,514            654,426            474,672            851,207
                                     =================  =================  =================  =================  =================
  Cost of investments                $      10,195,735  $       2,557,198  $       5,160,628  $       3,260,179  $      10,205,054
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           13.50  $           12.79  $           12.87  $           12.02  $           14.98
                                     =================  =================  =================  =================  =================
  Highest                            $           13.68  $           12.97  $           13.06  $           12.21  $           15.23
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                Oppenheimer Variable Account Funds (Service Class ("SC")) Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                        Oppenheimer        Oppenheimer        Oppenheimer        Oppenheimer
                                        Aggressive           Capital            Global              High            Oppenheimer
                                        Growth (SC)     Appreciation (SC)   Securities (SC)      Income (SC)     Main Street (SC)
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $       7,124,927  $      14,863,083  $      13,382,794  $      13,816,732  $      35,963,363
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $       7,124,927  $      14,863,083  $      13,382,794  $      13,816,732  $      35,963,363
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $       7,124,927  $      14,863,083  $      13,369,008  $      13,752,160  $      35,963,363
Contracts in payout (annuitization)
  period                                             -                  -             13,786             64,572                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $       7,124,927  $      14,863,083  $      13,382,794  $      13,816,732  $      35,963,363
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                             194,990            430,440            536,170          1,610,342          1,882,899
                                     =================  =================  =================  =================  =================
  Cost of investments                $       6,716,140  $      13,890,543  $      11,193,672  $      12,891,602  $      31,357,577
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           12.29  $           12.21  $           14.13  $           12.86  $           12.51
                                     =================  =================  =================  =================  =================
  Highest                            $           12.47  $           12.32  $           14.32  $           13.04  $           12.71
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                               Oppenheimer Variable Account Funds                    Putnam Variable Trust
                                              (Service Class ("SC")) Sub-Accounts                        Sub-Accounts
                                     -------------------------------------------------------  ------------------------------------
                                        Oppenheimer
                                        Main Street        Oppenheimer        Oppenheimer        VT American
                                         Small Cap           Multiple          Strategic          Government        VT Capital
                                        Growth (SC)      Strategies (SC)       Bond (SC)           Income          Appreciation
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $      14,999,373  $      17,413,379  $      32,018,300  $      83,024,615  $      15,652,558
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $      14,999,373  $      17,413,379  $      32,018,300  $      83,024,615  $      15,652,558
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $      14,999,373  $      17,391,658  $      31,808,830  $      82,587,555  $      15,652,558
Contracts in payout (annuitization)
  period                                             -             21,721            209,470            437,060                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $      14,999,373  $      17,413,379  $      32,018,300  $      83,024,615  $      15,652,558
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                           1,119,356          1,097,251          6,241,384          6,907,206          2,073,186
                                     =================  =================  =================  =================  =================
  Cost of investments                $      12,671,391  $      15,909,444  $      30,221,019  $      81,249,949  $      14,846,091
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           14.54  $           12.99  $           12.02  $            6.81  $            7.14
                                     =================  =================  =================  =================  =================
  Highest                            $           14.75  $           13.18  $           12.21  $           12.83  $            7.44
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                                                                                   VT The George
                                        VT Capital          VT Discovery    VT Diversified        VT Equity         Putnam Fund
                                       Opportunities          Growth            Income             Income            of Boston
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $       1,360,644  $      19,925,067  $      91,661,844  $       9,460,206  $     201,856,112
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $       1,360,644  $      19,925,067  $      91,661,844  $       9,460,206  $     201,856,112
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $       1,360,644  $      19,925,067  $      91,402,020  $       9,460,206  $     201,253,533
Contracts in payout (annuitization)
  period                                             -                  -            259,824                  -            602,579
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $       1,360,644  $      19,925,067  $      91,661,844  $       9,460,206  $     201,856,112
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                             106,885          4,312,785          9,920,113            783,130         18,552,951
                                     =================  =================  =================  =================  =================
  Cost of investments                $       1,267,836  $      17,596,950  $      88,172,439  $       8,579,782  $     189,562,720
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           12.88  $            4.41  $           12.06  $           11.99  $           10.23
                                     =================  =================  =================  =================  =================
  Highest                            $           12.97  $            4.60  $           12.97  $           12.09  $           12.16
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                        VT Global
                                          Asset             VT Global          VT Growth          VT Growth         VT Health
                                       Allocation            Equity           and Income        Opportunities        Sciences
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $      23,833,989  $      57,064,982  $     573,008,661  $      28,238,487  $      81,050,078
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $      23,833,989  $      57,064,982  $     573,008,661  $      28,238,487  $      81,050,078
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $      23,780,032  $      56,999,554  $     572,196,714  $      28,229,707  $      80,991,916
Contracts in payout (annuitization)
  period                                        53,957             65,428            811,947              8,780             58,162
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $      23,833,989  $      57,064,982  $     573,008,661  $      28,238,487  $      81,050,078
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                           1,772,044          6,209,465         24,634,938          6,152,176          7,388,339
                                     =================  =================  =================  =================  =================
  Cost of investments                $      24,694,212  $      99,505,732  $     589,501,855  $      42,108,717  $      88,090,766
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $            8.87  $            4.69  $            8.94  $            4.07  $            8.54
                                     =================  =================  =================  =================  =================
  Highest                            $           12.51  $            7.37  $           13.59  $            4.29  $           11.37
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                                                              VT International   VT International
                                          VT High                          VT International      Growth and            New
                                           Yield            VT Income           Equity             Income          Opportunities
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $      99,939,891  $     198,373,066  $     149,694,802  $      38,735,134  $      27,875,145
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $      99,939,891  $     198,373,066  $     149,694,802  $      38,735,134  $      27,875,145
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $      99,781,771  $     197,791,882  $     149,578,484  $      38,716,050  $      27,874,454
Contracts in payout (annuitization)
  period                                       158,120            581,184            116,318             19,084                691
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $      99,939,891  $     198,373,066  $     149,694,802  $      38,735,134  $      27,875,145
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
Number of shares                            12,586,888         15,449,616         11,649,401          3,424,857          2,509,014
                                     =================  =================  =================  =================  =================
  Cost of investments                $      97,305,833  $     192,973,741  $     176,020,062  $      39,151,001  $      33,606,732
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           10.93  $           10.35  $            6.92  $            8.81  $            4.35
                                     =================  =================  =================  =================  =================
  Highest                            $           13.43  $           12.55  $           13.47  $            9.95  $            8.68
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                           VT Mid Cap          VT Money            VT New             VT New
                                       VT Investors           Value             Market          Opportunities          Value
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $     175,307,083  $       2,665,658  $      84,878,424  $     132,007,405  $     115,014,269
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $     175,307,083  $       2,665,658  $      84,878,424  $     132,007,405  $     115,014,269
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $     174,977,951  $       2,665,658  $      84,583,298  $     131,955,097  $     114,851,532
Contracts in payout (annuitization)
  period                                       329,132                  -            295,126             52,308            162,737
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $     175,307,083  $       2,665,658  $      84,878,424  $     132,007,405  $     115,014,269
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                          19,675,318            208,580         84,878,424          8,667,591          8,059,865
                                     =================  =================  =================  =================  =================
  Cost of investments                $     242,995,973  $       2,414,559  $      84,878,424  $     243,561,647  $     100,580,525
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $            5.70  $           12.72  $            9.77  $            4.10  $           11.63
                                     =================  =================  =================  =================  =================
  Highest                            $           13.07  $           12.84  $           10.90  $           13.58  $           14.71
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                         VT OTC &                                               VT Utilities
                                         Emerging                               VT Small         Growth and
                                          Growth           VT Research         Cap Value            Income           VT Vista
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $      34,595,330  $     108,184,220  $     113,163,350  $      40,076,228  $      85,633,372
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $      34,595,330  $     108,184,220  $     113,163,350  $      40,076,228  $      85,633,372
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $      34,457,277  $     107,904,955  $     113,065,266  $      39,918,801  $      85,562,861
Contracts in payout (annuitization)
  period                                       138,053            279,265             98,084            157,427             70,511
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $      34,595,330  $     108,184,220  $     113,163,350  $      40,076,228  $      85,633,372
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                           6,278,644         10,225,352          6,245,218          3,518,545          8,171,123
                                     =================  =================  =================  =================  =================
  Cost of investments                $      69,434,759  $     124,919,836  $      85,975,966  $      51,082,477  $     127,096,194
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $            1.92  $            7.10  $           15.63  $            7.73  $            4.87
                                     =================  =================  =================  =================  =================
  Highest                            $            4.61  $           13.18  $           18.76  $           14.14  $           13.65
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Van Kampen
                                          Putnam                                                                  Life Investment
                                         Variable                                                                      Trust
                                           Trust                  The Universal Institutional Funds,                (Class II)
                                       Sub-Accounts                  Inc. (Class II) Sub-Accounts                  Sub-Accounts
                                     -----------------  -------------------------------------------------------  -----------------
                                                           Van Kampen         Van Kampen         Van Kampen
                                                          UIF Emerging         UIF Small          UIF U.S.         LIT Emerging
                                                          Markets Debt      Company Growth       Real Estate          Growth
                                        VT Voyager         (Class II)         (Class II)         (Class II)         (Class II)
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments at fair value            $     344,692,792  $       1,963,110  $       3,036,254  $       9,232,681  $       8,658,238
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $     344,692,792  $       1,963,110  $       3,036,254  $       9,232,681  $       8,658,238
                                     =================  =================  =================  =================  =================

NET ASSETS
Accumulation units                   $     344,487,668  $       1,963,110  $       3,036,254  $       9,203,316  $       8,658,238
Contracts in payout (annuitization)
  period                                       205,124                  -                  -             29,365                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $     344,692,792  $       1,963,110  $       3,036,254  $       9,232,681  $       8,658,238
                                     =================  =================  =================  =================  =================

FUND SHARE INFORMATION
  Number of shares                          13,277,843            217,640            226,586            594,124            357,778
                                     =================  =================  =================  =================  =================
  Cost of investments                $     542,123,422  $       1,834,735  $       2,859,522  $       8,024,192  $       7,998,568
                                     =================  =================  =================  =================  =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $            5.36  $           13.80  $           13.51  $           14.40  $           11.64
                                     =================  =================  =================  =================  =================
  Highest                            $           12.48  $           13.96  $           13.62  $           14.60  $           11.81
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------

                                        Van Kampen
                                      Life Investment
                                     Trust (Class II)
                                       Sub-Accounts
                                     -----------------
                                        LIT Growth
                                        and Income
                                        (Class II)
                                     -----------------
ASSETS
Investments at fair value            $      27,799,801
                                     -----------------
  Total assets                       $      27,799,801
                                     =================

NET ASSETS
Accumulation units                   $      27,635,266
Contracts in payout (annuitization)
  period                                       164,535
                                     -----------------
  Total net assets                   $      27,799,801
                                     =================

FUND SHARE INFORMATION
  Number of shares                           1,632,402
                                     =================
  Cost of investments                $      24,502,991
                                     =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                             $           13.22
                                     =================
  Highest                            $           13.44
                                     =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                   Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                                                                                     Templeton
                                      Franklin Growth                       Franklin Small                          Developing
                                        and Income          Franklin           Cap Value        Mutual Shares         Markets
                                        Securities          Small Cap         Securities         Securities         Securities
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         320,157  $               -  $          13,166  $          94,339  $          11,390
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                  (196,434)           (34,310)          (110,082)          (173,386)           (28,548)
  Administrative expense                       (25,327)            (4,422)           (14,254)           (22,277)            (3,580)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)                98,396            (38,732)          (111,170)          (101,324)           (20,738)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                        2,224,877          3,778,992          1,227,819          2,249,148          7,078,061
  Cost of investments sold                   2,134,705          3,655,417          1,106,706          2,123,549          7,004,187
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                    90,172            123,575            121,113            125,599             73,874

Realized gain distributions                          -                  -                  -                  -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)                 90,172            123,575            121,113            125,599             73,874

Change in unrealized gains (losses)          4,537,871            854,099          3,013,807          3,275,693          1,020,721
                                     -----------------  -----------------  -----------------  -----------------  -----------------
    Net realized and unrealized
      gains (losses) on investments          4,628,043            977,674          3,134,920          3,401,292          1,094,595
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       4,726,439  $         938,942  $       3,023,750  $       3,299,968  $       1,073,857
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                         Franklin Templeton Variable
                                              Insurance Products
                                              Trust Sub-Accounts                   LSA Variable Series Trust Sub-Accounts
                                     ------------------------------------  -------------------------------------------------------
                                         Templeton          Templeton            LSA
                                          Foreign         Global Income       Aggressive         LSA Equity         LSA Mid Cap
                                        Securities         Securities           Growth           Growth (a)            Value
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $          60,498  $         159,127  $               -  $               -  $           8,434
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                   (64,320)           (25,804)           (32,741)           (19,066)           (60,760)
  Administrative expense                        (8,190)            (3,359)            (4,072)            (2,323)            (7,373)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)               (12,012)           129,964            (36,813)           (21,389)           (59,699)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:

  Proceeds from sales                       12,964,387          1,297,269            287,275            304,855            812,867
  Cost of investments sold                  12,784,643          1,303,520            262,223            289,694            737,995
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                   179,744             (6,251)            25,052             15,161             74,872

Realized gain distributions                          -                  -                  -                  -            415,006
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)                179,744             (6,251)            25,052             15,161            489,878

Change in unrealized gains (losses)          1,514,296            176,151            661,455            286,635          1,066,633
                                     -----------------  -----------------  -----------------  -----------------  -----------------
    Net realized and unrealized
      gains (losses) on investments          1,694,040            169,900            686,507            301,796          1,556,511
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       1,682,028  $         299,864  $         649,694  $         280,407  $       1,496,812
                                     =================  =================  =================  =================  =================

(a) Previously known as LSA Focused Equity

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                Oppenheimer Variable Account Funds (Service Class ("SC")) Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                        Oppenheimer        Oppenheimer        Oppenheimer
                                        Aggressive           Capital            Global           Oppenheimer        Oppenheimer
                                          Growth          Appreciation        Securities         High Income        Main Street
                                           (SC)             (SC) (b)             (SC)               (SC)              (SC) (c)
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $               -  $               -  $           7,417  $          78,208  $          47,247
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                   (37,019)           (45,059)           (64,437)           (80,269)          (237,284)
  Administrative expense                        (4,825)            (5,654)            (8,425)           (10,398)           (30,522)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)               (41,844)           (50,713)           (65,445)           (12,459)          (220,559)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                          427,718            925,787            647,955          2,446,587          3,012,966
  Cost of investments sold                     397,082            908,834            570,687          2,424,414          2,869,827
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                    30,636             16,953             77,268             22,173            143,139

Realized gain distributions                          -                  -                  -                  -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)                 30,636             16,953             77,268             22,173            143,139

Change in unrealized gains (losses)            410,160            972,540          2,192,304            924,186          4,633,293
                                     -----------------  -----------------  -----------------  -----------------  -----------------
    Net realized and unrealized
      gains (losses) on investments            440,796            989,493          2,269,572            946,359          4,776,432
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $         398,952  $         938,780  $       2,204,127  $         933,900  $       4,555,873
                                     =================  =================  =================  =================  =================

(b) For the period beginning May 1, 2003 and ended December 31, 2003

(c) Previously known as Oppenheimer Main Street Growth and Income (SC)

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                               Oppenheimer Variable Account Funds                    Putnam Variable Trust
                                              (Service Class ("SC")) Sub-Accounts                        Sub-Accounts
                                     -------------------------------------------------------  ------------------------------------
                                        Oppenheimer       Oppenheimer
                                        Main Street         Multiple          Oppenheimer        VT American
                                         Small Cap         Strategies          Strategic          Government        VT Capital
                                        Growth (SC)          (SC)              Bond (SC)           Income          Appreciation
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $               -  $          26,592  $         162,255  $       2,739,582  $               -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                   (87,397)           (86,802)          (178,990)        (1,706,208)          (190,333)
  Administrative expense                       (11,229)           (11,256)           (23,254)                 -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)               (98,626)           (71,466)           (39,989)         1,033,374           (190,333)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                        1,320,474          1,056,926          1,883,686         84,542,483          2,862,598
  Cost of investments sold                   1,156,154          1,015,807          1,842,212         81,823,277          3,138,894
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                   164,320             41,119             41,474          2,719,206           (276,296)

Realized gain distributions                          -                  -                  -          2,739,582                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)                164,320             41,119             41,474          5,458,788           (276,296)

Change in unrealized gains (losses)          2,338,243          1,504,882          1,782,894         (6,487,056)         3,350,749
                                     -----------------  -----------------  -----------------  -----------------  -----------------
    Net realized and unrealized
      gains (losses) on investments          2,502,563          1,546,001          1,824,368         (1,028,268)         3,074,453
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       2,403,937  $       1,474,535  $       1,784,379  $           5,106  $       2,884,120
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                  Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                                                                                   VT The George
                                        VT Capital        VT Discovery      VT Diversified        VT Equity         Putnam Fund
                                     Opportunities (b)     Growth (d)           Income           Income (b)          of Boston
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $               -  $               -  $       7,521,565  $          31,444  $       3,851,760
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                    (6,124)          (240,827)        (1,164,271)           (40,201)        (2,280,797)
  Administrative expense                             -                  -                  -                  -            (20,645)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)                (6,124)          (240,827)         6,357,294             (8,757)         1,550,318
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                          662,397          4,642,601         14,169,539                406         21,510,993
  Cost of investments sold                     245,380          4,770,514         14,266,697            314,819         21,952,032
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                   417,017           (127,913)           (97,158)          (314,413)          (441,039)

Realized gain distributions                     27,930                  -                  -             11,230                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)                444,947           (127,913)           (97,158)          (303,183)          (441,039)

Change in unrealized gains (losses)             92,808          4,930,452          8,432,620            880,424         24,709,641
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments            537,755          4,802,539          8,335,462            577,241         24,268,602
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $         531,631  $       4,561,712  $      14,692,756  $         568,484  $      25,818,920
                                     =================  =================  =================  =================  =================

(b) For the period beginning May 1, 2003 and ended December 31, 2003

(d) Previously known as VT Voyager II

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                  Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                         VT Global
                                           Asset            VT Global         VT Growth           VT Growth          VT Health
                                        Allocation           Equity           and Income        Opportunities        Sciences
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         629,339  $         507,497  $       8,783,757  $               -  $         419,274
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                  (252,577)          (690,776)        (6,546,291)          (361,744)        (1,029,468)
  Administrative expense                        (3,705)                 -            (32,655)                 -             (5,379)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)               373,057           (183,279)         2,204,811           (361,744)          (615,573)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                        4,383,986          8,379,587         57,447,003          6,113,728         14,627,729
  Cost of investments sold                   4,117,212         17,348,654         69,560,851         10,802,399         17,717,094
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                   266,774         (8,969,067)       (12,113,848)        (4,688,671)        (3,089,365)

Realized gain distributions                          -                  -                  -                  -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)                266,774         (8,969,067)       (12,113,848)        (4,688,671)        (3,089,365)

Change in unrealized gains (losses)          3,727,619         21,961,064        126,201,685         10,127,361         15,381,462
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments          3,994,393         12,991,997        114,087,837          5,438,690         12,292,097
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       4,367,450  $      12,808,718  $     116,292,648  $       5,076,946  $      11,676,524
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                  Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                                                              VT International   VT International
                                          VT High                          VT International      Growth and             New
                                           Yield            VT Income         Equity (e)           Income          Opportunities
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       6,806,045  $       8,630,830  $       1,097,182  $         473,886  $          75,082
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                (1,050,348)        (2,615,874)        (1,722,254)          (424,024)          (327,842)
  Administrative expense                       (16,118)           (30,770)           (13,953)                 -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)             5,739,579          5,984,186           (639,025)            49,862           (252,760)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                       32,343,989         45,292,058         34,853,598          5,858,400          9,867,620
  Cost of investments sold                  34,678,567         44,373,300         42,431,555          7,570,205         11,426,613
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                                (2,334,578)           918,758         (7,577,957)        (1,711,805)        (1,558,993)

Realized gain distributions                          -                  -                  -                  -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)             (2,334,578)           918,758         (7,577,957)        (1,711,805)        (1,558,993)

Change in unrealized gains (losses)         12,435,693         (1,202,058)        40,216,179         11,892,276          9,033,116
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments         10,101,115           (283,300)        32,638,222         10,180,471          7,474,123
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      15,840,694  $       5,700,886  $      31,999,197  $      10,230,333  $       7,221,363
                                     =================  =================  =================  =================  =================

(e) Previously known as VT International Growth

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                  Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                                           VT Mid Cap          VT Money            VT New             VT New
                                       VT Investors         Value (b)           Market          Opportunities          Value
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         649,792  $           7,109  $         518,600  $               -  $       1,084,069
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                (2,102,957)           (10,121)        (1,435,043)        (1,572,410)        (1,235,926)
  Administrative expense                        (6,565)                 -            (28,092)            (7,965)            (7,896)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)            (1,459,730)            (3,012)          (944,535)        (1,580,375)          (159,753)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                       26,518,463            244,827        212,843,313         18,592,162         13,750,820
  Cost of investments sold                  43,159,024            274,474        212,843,313         40,513,997         15,076,840
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                               (16,640,561)           (29,647)                 -        (21,921,835)        (1,326,020)

Realized gain distributions                          -             12,836                  -                  -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)            (16,640,561)           (16,811)                 -        (21,921,835)        (1,326,020)

Change in unrealized gains (losses)         54,663,672            251,099                  -         54,468,561         26,797,654
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments         38,023,111            234,288                  -         32,546,726         25,471,634
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      36,563,381  $         231,276  $        (944,535) $      30,966,351  $      25,311,881
                                     =================  =================  =================  =================  =================

(b) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                  Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                         VT OTC &                                               VT Utilities
                                         Emerging                               VT Small         Growth and
                                          Growth           VT Research          Cap Value          Income            VT Vista
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $               -  $         280,887  $         310,254  $       1,292,909  $               -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                  (432,530)        (1,284,705)        (1,233,629)          (475,345)          (973,011)
  Administrative expense                             -             (5,046)                 -             (2,090)            (8,595)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net investment income (loss)              (432,530)        (1,008,864)          (923,375)           815,474           (981,606)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                        9,506,972         14,512,115         15,169,736          6,130,474         11,030,189
  Cost of investments sold                  22,540,215         19,021,292         14,493,301          9,110,214         19,465,141
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                               (13,033,243)        (4,509,177)           676,435         (2,979,740)        (8,434,952)

Realized gain distributions                          -                  -                  -                  -                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)            (13,033,243)        (4,509,177)           676,435         (2,979,740)        (8,434,952)

Change in unrealized gains (losses)         22,770,980         26,328,611         36,918,681          9,645,660         28,890,787
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments          9,737,737         21,819,434         37,595,116          6,665,920         20,455,835
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       9,305,207  $      20,810,570  $      36,671,741  $       7,481,394  $      19,474,229
                                     =================  =================  =================  =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                          Putnam
                                         Variable
                                           Trust
                                       Sub-Accounts          The Universal Institutional Funds, Inc. (Class II) Sub-Accounts
                                     -----------------  --------------------------------------------------------------------------
                                                         Van Kampen UIF
                                                             Active           Van Kampen         Van Kampen         Van Kampen
                                                         International       UIF Emerging         UIF Small        UIF U.S. Real
                                                           Allocation        Markets Debt      Company Growth         Estate
                                        VT Voyager       (Class II) (f)       (Class II)       (Class II) (b)        (Class II)
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       1,073,268  $          24,964  $               -  $               -  $               -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (3,984,314)            (6,252)           (11,102)           (11,009)           (52,364)
    Administrative expense                     (39,150)              (786)            (1,433)            (1,416)            (6,819)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

        Net investment income (loss)        (2,950,196)            17,926            (12,535)           (12,425)           (59,183)
                                     -----------------  -----------------  -----------------  -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                       32,533,870          7,741,779            573,724            121,521            422,880
  Cost of investments sold                  60,048,644          7,601,214            569,783            112,801            386,649
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Realized gains (losses) on fund
      shares                               (27,514,774)           140,565              3,941              8,720             36,231

Realized gain distributions                          -                  -                  -             50,942                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized gains (losses)            (27,514,774)           140,565              3,941             59,662             36,231

Change in unrealized gains (losses)         91,374,308                395            128,400            176,732          1,213,812
                                     -----------------  -----------------  -----------------  -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments         63,859,534            140,960            132,341            236,394          1,250,043
                                     -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                  $      60,909,338  $         158,886  $         119,806  $         223,969  $       1,190,860
                                     =================  =================  =================  =================  =================

(b) For the period beginning May 1, 2003 and ended December 31, 2003

(f) For the period beginning January 1, 2003 and ended October 31, 2003

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------

                                         Van Kampen Life Investment
                                       Trust (Class II) Sub-Accounts
                                     ------------------------------------
                                       LIT Emerging        LIT Growth
                                          Growth           and Income
                                        (Class II)         (Class II)
                                     -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $               -  $          18,104
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                   (47,927)          (142,691)
  Administrative expense                        (5,917)           (18,182)
                                     -----------------  -----------------

    Net investment income (loss)               (53,844)          (142,769)
                                     -----------------  -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                        1,337,481          1,817,949
  Cost of investments sold                   1,290,810          1,716,050
                                     ----------------   -----------------

    Realized gains (losses) on fund
      shares                                    46,671            101,899

Realized gain distributions                          -                  -
                                     -----------------  -----------------

    Net realized gains (losses)                 46,671            101,899

Change in unrealized gains (losses)            665,249          3,300,832
                                     -----------------  -----------------

    Net realized and unrealized
      gains (losses) on investments            711,920          3,402,731
                                     -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $         658,076  $       3,259,962
                                     =================  =================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                   Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                             Franklin Growth                                               Franklin Small Cap
                                          and Income Securities             Franklin Small Cap              Value Securities
                                      -----------------------------   -----------------------------   -----------------------------
                                           2003         2002 (g)          2003          2002 (g)          2003          2002 (g)
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      98,396   $        (558)  $     (38,732)  $        (256)  $    (111,170)  $        (549)
Net realized gains (losses)                  90,172               8         123,575              68         121,113             179
Change in unrealized gains (losses)       4,537,871          (2,396)        854,099          (4,822)      3,013,807           3,241
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         4,726,439          (2,946)        938,942          (5,010)      3,023,750           2,871
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                 23,194,178         424,172       1,547,849         197,879      11,795,142         499,987
Benefit payments                             (2,962)              -         (28,842)              -         (18,742)              -
Payments on termination                    (257,608)           (769)        (42,211)             (8)       (109,476)           (182)
Contract maintenance charges                 (5,231)              -          (1,858)              -          (4,050)              -
Transfers among the sub-accounts
  and with the Fixed Account - net        8,882,844         174,046         804,039          40,952       4,976,090          71,714
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             31,811,221         597,449       2,278,977         238,823      16,638,964         571,519
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        36,537,660         594,503       3,217,919         233,813      19,662,714         574,390

NET ASSETS AT BEGINNING OF PERIOD           594,503               -         233,813               -         574,390               -
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  37,132,163   $     594,503   $   3,451,732   $     233,813   $  20,237,104   $     574,390
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                54,784               -          20,266               -          51,150               -
    Units issued                          2,949,347          54,854         530,491          20,312       1,495,816          51,434
    Units redeemed                         (236,914)            (70)       (329,100)            (46)       (159,735)           (284)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                2,767,217          54,784         221,657          20,266       1,387,231          51,150
                                      =============   =============   =============   =============   =============   =============

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                   Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                               Mutual Shares               Templeton Developing            Templeton Foreign
                                                Securities                  Markets Securities                Securities
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003           2002 (g)         2003           2002 (g)         2003          2002 (g)
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    (101,324)  $        (697)  $     (20,738)  $         (99)  $     (12,012)  $        (420)
Net realized gains (losses)                 125,599              (4)         73,874              25         179,744              (6)
Change in unrealized gains (losses)       3,275,693          (2,387)      1,020,721            (728)      1,514,296          (5,621)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         3,299,968          (3,088)      1,073,857            (802)      1,682,028          (6,047)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                 18,203,778         541,823       3,831,139          84,334       7,477,202         269,319
Benefit payments                            (69,984)              -            (183)              -         (58,246)              -
Payments on termination                    (229,507)              -         (28,999)            (41)        (65,737)              -
Contract maintenance charges                 (4,389)              -            (726)              -          (1,866)              -
Transfers among the sub-accounts
  and with the Fixed Account - net        9,245,688         192,199       1,860,424           5,459       2,376,411          31,346
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             27,145,586         734,022       5,661,655          89,752       9,727,764         300,665
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        30,445,554         730,934       6,735,512          88,950      11,409,792         294,618

NET ASSETS AT BEGINNING OF PERIOD           730,934               -          88,950               -         294,618               -
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  31,176,488   $     730,934   $   6,824,462   $      88,950   $  11,704,410   $     294,618
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                70,783               -           7,916               -          28,124               -
    Units issued                          2,618,051          70,820         963,363           7,920       2,223,525          28,124
    Units redeemed                         (235,644)            (37)       (567,288)             (4)     (1,392,443)              -
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                2,453,190          70,783         403,991           7,916         859,206          28,124
                                      =============   =============   =============   =============   =============   =============

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Franklin Templeton
                                       Variable Insurance Products
                                            Trust Sub-Accounts                   LSA Variable Series Trust Sub-Accounts
                                      -----------------------------   -------------------------------------------------------------
                                            Templeton Global                      LSA                           LSA Equity
                                            Income Securities               Aggressive Growth                   Growth (a)
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003           2002 (g)         2003           2002 (g)         2003           2002 (g)
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     129,964   $        (138)  $     (36,813)  $        (124)  $     (21,389)  $         (35)
Net realized gains (losses)                  (6,251)              1          25,052              (2)         15,161               -
Change in unrealized gains (losses)         176,151           3,918         661,455          (4,235)        286,635          (1,015)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           299,864           3,781         649,694          (4,361)        280,407          (1,050)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  1,442,253         126,858       3,421,909         159,621       2,363,206          27,058
Benefit payments                            (14,015)              -               -               -               -               -
Payments on termination                     (15,060)            (53)        (29,973)              -         (17,236)              -
Contract maintenance charges                   (263)              -          (1,437)              -            (283)              -
Transfers among the sub-accounts
  and with the Fixed Account - net          884,077           9,825       1,615,550           6,845         890,550           3,147
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions              2,296,992         136,630       5,006,049         166,466       3,236,237          30,205
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         2,596,856         140,411       5,655,743         162,105       3,516,644          29,155

NET ASSETS AT BEGINNING OF PERIOD           140,411               -         162,105               -          29,155               -
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $   2,737,267   $     140,411   $   5,817,848   $     162,105   $   3,545,799   $      29,155
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                13,091               -          17,004               -           2,913               -
    Units issued                            312,716          13,096         472,724          17,004         326,523           2,973
    Units redeemed                         (113,908)             (5)        (42,077)              -         (37,540)            (60)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  211,899          13,091         447,651          17,004         291,896           2,913
                                      =============   =============   =============   =============   =============   =============

(a) Previously known as LSA Focused Equity

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                           LSA Variable Series             Oppenheimer Variable Account Funds
                                            Trust Sub-Accounts             (Service Class ("SC")) Sub-Accounts
                                      -----------------------------   ---------------------------------------------
                                                                                                       Oppenheimer
                                                                                                         Capital
                                               LSA Mid Cap                     Oppenheimer            Appreciation
                                                  Value                   Aggressive Growth (SC)           (SC)
                                      -----------------------------   -----------------------------   -------------
                                          2003           2002 (g)         2003           2002 (g)        2003 (b)
                                      -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (59,699)  $          71   $     (41,844)  $         (75)  $     (50,713)
Net realized gains (losses)                 489,878               7          30,636              (1)         16,953
Change in unrealized gains (losses)       1,066,633          (1,701)        410,160          (1,373)        972,540
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         1,496,812          (1,623)        398,952          (1,449)        938,780
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  6,893,799         222,260       4,920,695          67,874      11,401,007
Benefit payments                            (20,026)              -               -               -         (17,343)
Payments on termination                     (53,606)            (86)        (27,178)              -         (57,283)
Contract maintenance charges                 (1,457)              -            (730)              -            (311)
Transfers among the sub-accounts
  and with the Fixed Account - net        2,712,045          21,868       1,765,037           1,726       2,598,233
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions              9,530,755         244,042       6,657,824          69,600      13,924,303
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        11,027,567         242,419       7,056,776          68,151      14,863,083

NET ASSETS AT BEGINNING OF PERIOD           242,419               -          68,151               -               -
                                      -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  11,269,986   $     242,419   $   7,124,927   $      68,151   $  14,863,083
                                      =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                21,986               -           6,772               -               -
    Units issued                            811,202          22,062         612,139           6,772       1,313,089
    Units redeemed                          (89,144)            (76)        (45,064)              -        (103,689)
                                      -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  744,044          21,986         573,847           6,772       1,209,400
                                      =============   =============   =============   =============   =============

(b) For the period beginning May 1, 2003 and ended December 31, 2003

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Oppenheimer Variable Account Funds (Service Class ("SC")) Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                           Oppenheimer Global                  Oppenheimer                     Oppenheimer
                                            Securities (SC)                  High Income (SC)              Main Street (SC) (c)
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003           2002 (g)         2003           2002 (g)          2003         2002 (g)
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (65,445)  $        (126)  $     (12,459)  $         (90)  $    (220,559)  $      (1,227)
Net realized gains (losses)                  77,268              (3)         22,173               5         143,139             854
Change in unrealized gains (losses)       2,192,304          (3,182)        924,186             944       4,633,293         (27,507)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         2,204,127          (3,311)        933,900             859       4,555,873         (27,880)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  7,943,989         113,420       9,309,273         120,192      19,891,656         687,321
Benefit payments                             (6,600)              -         (38,444)              -         (96,900)              -
Payments on termination                     (61,694)            (94)       (160,925)           (130)       (348,259)           (295)
Contract maintenance charges                 (1,574)              -          (1,567)              -          (9,560)              -
Transfers among the sub-accounts
  and with the Fixed Account - net        3,166,564          27,967       3,636,357          17,217      10,991,732         319,675
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             11,040,685         141,293      12,744,694         137,279      30,428,669       1,006,701
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        13,244,812         137,982      13,678,594         138,138      34,984,542         978,821

NET ASSETS AT BEGINNING OF PERIOD           137,982               -         138,138               -         978,821               -
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  13,382,794   $     137,982   $  13,816,732   $     138,138   $  35,963,363   $     978,821
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                13,596               -          12,957               -          96,158               -
    Units issued                          1,007,149          13,605       1,286,441          12,969       3,197,206          96,354
    Units redeemed                          (82,518)             (9)       (235,216)            (12)       (451,971)           (196)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  938,227          13,596       1,064,182          12,957       2,841,393          96,158
                                      =============   =============   =============   =============   =============   =============

(c) Previously known as Oppenheimer Main Street Growth and Income (SC)

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Oppenheimer Variable Account Funds (Service Class ("SC")) Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                         Oppenheimer Main Street               Oppenheimer                     Oppenheimer
                                          Small Cap Growth (SC)          Multiple Strategies (SC)          Strategic Bond (SC)
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003           2002 (g)         2003           2002 (g)         2003           2002 (g)
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (98,626)  $        (433)  $     (71,466)  $        (223)  $     (39,989)  $        (994)
Net realized gains (losses)                 164,320             (15)         41,119              (1)         41,474              13
Change in unrealized gains (losses)       2,338,243         (10,261)      1,504,882            (947)      1,782,894          14,387
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         2,403,937         (10,709)      1,474,535          (1,171)      1,784,379          13,406
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  8,623,473         295,380       9,142,249         146,117      19,290,235         626,636
Benefit payments                            (82,570)              -            (720)              -               -               -
Payments on termination                     (64,929)           (229)       (115,815)            (15)       (322,575)           (770)
Contract maintenance charges                 (2,948)              -          (1,902)              -          (4,957)              -
Transfers among the sub-accounts
  and with the Fixed Account - net        3,763,020          74,948       6,708,362          61,739      10,500,042         131,904
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             12,236,046         370,099      15,732,174         207,841      29,462,745         757,770
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        14,639,983         359,390      17,206,709         206,670      31,247,124         771,176

NET ASSETS AT BEGINNING OF PERIOD           359,390               -         206,670               -         771,176               -
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  14,999,373   $     359,390   $  17,413,379   $     206,670   $  32,018,300   $     771,176
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                34,703               -          19,316               -          73,070               -
    Units issued                          1,141,507          34,750       1,404,868          19,318       2,838,037          73,558
    Units redeemed                         (155,109)            (47)        (97,054)             (2)       (278,107)           (488)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                1,021,101          34,703       1,327,130          19,316       2,633,000          73,070
                                      =============   =============   =============   =============   =============   =============

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                                           Putnam Variable Trust Sub-Accounts
                                      -----------------------------------------------------------------------------
                                                                        VT Asia
                                               VT American              Pacific
                                            Government Income            Growth          VT Capital Appreciation
                                      -----------------------------   -------------   -----------------------------
                                          2003             2002          2002 (h)          2003            2002
                                      -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $   1,033,374   $     269,150   $     (11,649)  $    (190,333)  $    (140,573)
Net realized gains (losses)               5,458,788         915,470      (3,331,386)       (276,296)       (456,059)
Change in unrealized gains (losses)      (6,487,056)      6,126,051       2,746,374       3,350,749      (2,262,165)
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                             5,106       7,310,671        (596,661)      2,884,120      (2,858,797)
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  2,360,846      23,037,622         104,433         237,615       2,920,971
Benefit payments                         (2,353,805)     (1,676,349)       (104,876)       (276,935)        (91,595)
Payments on termination                 (16,262,525)     (7,752,756)        (30,665)       (999,912)       (499,258)
Contract maintenance charges               (150,852)        (92,566)         (6,198)        (28,962)        (16,048)
Transfers among the sub-accounts
  and with the Fixed Account - net      (42,234,663)     56,087,909      (3,194,063)      1,522,001       4,153,299
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions            (58,640,999)     69,603,860      (3,231,369)        453,807       6,467,369
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS       (58,635,893)     76,914,531      (3,828,030)      3,337,927       3,608,572

NET ASSETS AT BEGINNING OF PERIOD       141,660,508      64,745,977       3,828,030      12,314,631       8,706,059
                                      -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  83,024,615   $ 141,660,508   $           -   $  15,652,558   $  12,314,631
                                      =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            11,733,079       5,724,002         552,249       2,074,730       1,123,494
    Units issued                          3,334,110      10,008,634         677,012         796,645       1,537,188
    Units redeemed                       (8,151,126)     (3,999,557)     (1,229,261)       (728,967)       (585,952)
                                      -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                6,916,063      11,733,079               -       2,142,408       2,074,730
                                      =============   =============   =============   =============   =============

(h) For the period beginning January 1, 2002 and ended October 11, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                                          Putnam Variable Trust Sub-Accounts
                                      -----------------------------------------------------------------------------
                                       VT Capital
                                      Opportunities      VT Discovery Growth (d)          VT Diversified Income
                                      -------------   -----------------------------   -----------------------------
                                         2003 (d)         2003            2002             2003            2002
                                      -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      (6,124)  $    (240,827)  $    (132,292)  $   6,357,294   $   5,376,794
Net realized gains (losses)                 444,947        (127,913)       (695,321)        (97,158)     (1,106,919)
Change in unrealized gains (losses)          92,808       4,930,452      (1,786,629)      8,432,620        (996,074)
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           531,631       4,561,712      (2,614,242)     14,692,756       3,273,801
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     29,959         414,832       2,516,556       1,608,364       4,977,127
Benefit payments                                  -        (221,895)       (137,620)     (1,869,622)     (1,872,608)
Payments on termination                     (26,400)     (1,102,305)       (481,538)     (7,507,148)     (5,839,225)
Contract maintenance charges                   (840)        (51,245)        (20,803)       (119,307)        (98,364)
Transfers among the sub-accounts
  and with the Fixed Account - net          826,294         738,018       8,729,233       7,126,025       5,388,952
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions                829,013        (222,595)     10,605,828        (761,688)      2,555,882
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         1,360,644       4,339,117       7,991,586      13,931,068       5,829,683

NET ASSETS AT BEGINNING OF PERIOD                 -      15,585,950       7,594,364      77,730,776      71,901,093
                                      -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $   1,360,644   $  19,925,067   $  15,585,950   $  91,661,844   $  77,730,776
                                      =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                     -       4,496,968       1,521,726       7,476,961       7,227,846
    Units issued                            130,631       1,804,120       3,913,821       1,974,285       2,491,725
    Units redeemed                          (25,333)     (1,886,622)       (938,579)     (2,003,983)     (2,242,610)
                                      -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  105,298       4,414,466       4,496,968       7,447,263       7,476,961
                                      =============   =============   =============   =============   =============

(b) For the period beginning May 1, 2003 and ended December 31, 2003

(d) Previously known as VT Voyager II

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                                           Putnam Variable Trust Sub-Accounts
                                      -----------------------------------------------------------------------------
                                        VT Equity          VT The George Putnam
                                         Income               Fund of Boston           VT Global Asset Allocation
                                      -------------   -----------------------------   -----------------------------
                                         2003 (b)         2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      (8,757)  $   1,550,318   $   1,400,170   $     373,057   $      64,426
Net realized gains (losses)                (303,183)       (441,039)     (1,052,609)        266,774        (554,624)
Change in unrealized gains (losses)         880,424      24,709,641     (16,256,201)      3,727,619      (1,800,777)
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           568,484      25,818,920     (15,908,640)      4,367,450      (2,290,975)
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    101,680      21,051,515      13,703,490       3,351,517         979,069
Benefit payments                                  -      (2,950,256)     (2,848,940)       (604,871)       (181,517)
Payments on termination                    (201,919)    (14,299,871)     (9,889,826)     (1,346,990)       (717,269)
Contract maintenance charges                 (3,906)       (232,003)       (167,791)        (24,331)        (19,766)
Transfers among the sub-accounts
  and with the Fixed Account - net        8,995,867      19,802,081      33,697,597       2,758,582       2,457,403
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions              8,891,722      23,371,466      34,494,530       4,133,907       2,517,920
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         9,460,206      49,190,386      18,585,890       8,501,357         226,945

NET ASSETS AT BEGINNING OF PERIOD                 -     152,665,726     134,079,836      15,332,632      15,105,687
                                      -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $   9,460,206   $ 201,856,112   $ 152,665,726   $  23,833,989   $  15,332,632
                                      =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                     -      16,695,134      13,240,902       1,970,218       1,676,263
    Units issued                            853,370       6,065,856       7,964,331         919,008         686,895
    Units redeemed                          (67,781)     (3,947,800)     (4,510,099)       (465,097)       (392,940)
                                      -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  785,589      18,813,190      16,695,134       2,424,129       1,970,218
                                      =============   =============   =============   =============   =============

(b) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    Putnam Variable Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                            VT Global Equity               VT Growth and Income          VT Growth Opportunities
                                      -----------------------------   -----------------------------   -----------------------------
                                           2003            2002            2003            2002           2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    (183,279)  $    (755,936)  $   2,204,811   $   1,167,186   $    (361,744)  $    (403,844)
Net realized gains (losses)              (8,969,067)    (12,828,841)    (12,113,848)    (12,637,769)     (4,688,671)     (6,148,793)
Change in unrealized gains (losses)      21,961,064      (3,178,740)    126,201,685    (107,580,645)     10,127,361      (4,441,951)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        12,808,718     (16,763,517)    116,292,648    (119,051,228)      5,076,946     (10,994,588)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    424,925       3,472,304      29,314,400      36,848,206         509,300       2,877,222
Benefit payments                           (751,239)     (1,255,419)     (8,875,313)     (8,401,244)       (313,929)       (323,341)
Payments on termination                  (3,505,920)     (4,054,303)    (36,672,770)    (33,543,343)     (1,603,896)     (1,853,658)
Contract maintenance charges               (111,349)       (105,825)       (844,134)       (733,337)        (67,054)        (58,491)
Transfers among the sub-accounts
  and with the Fixed Account - net       (2,270,193)     (2,203,941)     18,160,613      31,432,062        (156,337)         40,984
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             (6,213,776)     (4,147,184)      1,082,796      25,602,344      (1,631,916)        682,716
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         6,594,942     (20,910,701)    117,375,444     (93,448,884)      3,445,030     (10,311,872)

NET ASSETS AT BEGINNING OF PERIOD        50,470,040      71,380,741     455,633,217     549,082,101      24,793,457      35,105,329
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  57,064,982   $  50,470,040   $ 573,008,661   $ 455,633,217   $  28,238,487   $  24,793,457
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                             9,465,093      10,257,793      61,730,045      59,628,315       7,152,418       7,039,418
    Units issued                            583,390       2,333,079      10,850,573      18,032,700       2,569,447       2,722,746
    Units redeemed                       (1,646,344)     (3,125,779)    (12,094,417)    (15,930,970)     (3,007,538)     (2,609,746)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                8,402,139       9,465,093      60,486,201      61,730,045       6,714,327       7,152,418
                                      =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                            VT Health Sciences                VT High Yield                     VT Income
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003            2002            2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    (615,573)  $  (1,128,373)  $   5,739,579   $   5,300,164   $   5,984,186   $   4,980,814
Net realized gains (losses)              (3,089,365)     (3,083,828)     (2,334,578)     (2,098,704)        918,758         189,514
Change in unrealized gains (losses)      15,381,462     (17,025,200)     12,435,693      (4,096,061)     (1,202,058)      4,630,339
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        11,676,524     (21,237,401)     15,840,694        (894,601)      5,700,886       9,800,667
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  5,137,710       5,123,459      15,267,329       5,231,365      26,608,672      18,851,163
Benefit payments                         (1,274,146)     (1,096,839)       (947,270)       (695,235)     (3,240,567)     (2,164,978)
Payments on termination                  (5,406,597)     (5,619,126)     (8,230,816)     (3,975,313)    (17,123,722)    (12,602,339)
Contract maintenance charges               (172,640)       (160,951)       (115,469)        (63,515)       (271,403)       (192,179)
Transfers among the sub-accounts
  and with the Fixed Account - net       (2,554,118)      1,181,275      23,420,370       8,982,602       7,567,982      44,174,099
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             (4,269,791)       (572,182)     29,394,144       9,479,904      13,540,962      48,065,766
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         7,406,733     (21,809,583)     45,234,838       8,585,303      19,241,848      57,866,433

NET ASSETS AT BEGINNING OF PERIOD        73,643,345      95,452,928      54,705,053      46,119,750     179,131,218     121,264,785
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  81,050,078   $  73,643,345   $  99,939,891   $  54,705,053   $ 198,373,066   $ 179,131,218
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                             8,375,150       8,540,760       6,074,700       5,020,022      15,330,936      11,046,263
    Units issued                          1,374,405       2,245,007       6,952,749       3,659,602       7,659,910       9,554,843
    Units redeemed                       (1,903,176)     (2,410,617)     (4,440,381)     (2,604,924)     (6,091,541)     (5,270,170)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                7,846,379       8,375,150       8,587,068       6,074,700      16,899,305      15,330,936
                                      =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                                                            VT International                  VT International
                                       VT International Equity (e)          Growth and Income                New Opportunities
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003            2002            2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    (639,025)  $    (652,905)  $      49,862   $    (261,873)  $    (252,760)  $    (183,464)
Net realized gains (losses)              (7,577,957)     (6,474,538)     (1,711,805)     (1,517,071)     (1,558,993)     (8,395,459)
Change in unrealized gains (losses)      40,216,179     (18,505,213)     11,892,276      (3,519,469)      9,033,116       4,307,161
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        31,999,197     (25,632,656)     10,230,333      (5,298,413)      7,221,363      (4,271,762)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                 10,153,240      11,999,305         442,922       2,478,253         393,995       1,847,058
Benefit payments                         (2,253,145)     (1,132,647)       (742,963)       (462,098)       (320,489)       (370,196)
Payments on termination                  (7,754,381)     (7,135,773)     (1,985,964)     (1,661,351)     (1,374,382)     (2,367,082)
Contract maintenance charges               (272,417)       (231,647)        (62,599)        (53,990)        (79,106)        (70,036)
Transfers among the sub-accounts
  and with the Fixed Account - net          130,816       7,989,919         577,117       3,412,972      (1,403,364)     (1,973,644)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions                  4,113      11,489,157      (1,771,487)      3,713,786      (2,783,346)     (2,933,900)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        32,003,310     (14,143,499)      8,458,846      (1,584,627)      4,438,017      (7,205,662)

NET ASSETS AT BEGINNING OF PERIOD       117,691,492     131,834,991      30,276,288      31,860,915      23,437,128      30,642,790
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $ 149,694,802   $ 117,691,492   $  38,735,134   $  30,276,288   $  27,875,145   $  23,437,128
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            15,480,514      14,061,494       4,192,268       3,749,387       4,098,360       4,541,007
    Units issued                          4,462,923       5,738,378         704,702       1,601,913       1,804,495       2,080,564
    Units redeemed                       (4,913,371)     (4,319,358)       (950,862)     (1,159,032)     (2,180,202)     (2,523,211)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                               15,030,066      15,480,514       3,946,108       4,192,268       3,722,653       4,098,360
                                      =============   =============   =============   =============   =============   =============

(e) Previously known as VT International Growth

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                                            Putnam Variable Trust Sub-Accounts
                                      -----------------------------------------------------------------------------
                                                                       VT Mid Cap
                                              VT Investors                Value              VT Money Market
                                      -----------------------------   -------------   -------------   -------------
                                          2003            2002           2003 (b)         2003            2002
                                      -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $  (1,459,730)  $  (2,142,035)  $      (3,012)  $    (944,535)  $    (197,660)
Net realized gains (losses)             (16,640,561)    (23,312,934)        (16,811)              -               -
Change in unrealized gains (losses)      54,663,672     (30,040,823)        251,099               -               -
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        36,563,381     (55,495,792)        231,276        (944,535)       (197,660)
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  6,042,782       8,022,449          72,571      52,868,652      19,391,316
Benefit payments                         (2,717,218)     (2,423,348)              -      (4,756,295)     (6,299,230)
Payments on termination                 (11,867,155)    (12,779,627)       (119,394)    (69,523,637)    (28,043,270)
Contract maintenance charges               (316,668)       (312,777)         (1,559)       (136,356)       (115,629)
Transfers among the sub-accounts
  and with the Fixed Account - net       (5,310,254)     (5,870,688)      2,482,764      (3,222,955)     17,756,931
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions            (14,168,513)    (13,363,991)      2,434,382     (24,770,591)      2,690,118
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        22,394,868     (68,859,783)      2,665,658     (25,715,126)      2,492,458

NET ASSETS AT BEGINNING OF PERIOD       152,912,215     221,771,998               -     110,593,550     108,101,092
                                      -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $ 175,307,083   $ 152,912,215   $   2,665,658   $  84,878,424   $ 110,593,550
                                      =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            28,542,745      31,059,937               -      10,197,873       9,954,255
    Units issued                          2,869,782       7,136,084         244,801      23,509,192      17,628,548
    Units redeemed                       (5,799,335)     (9,653,276)        (36,451)    (25,606,778)    (17,384,930)
                                      -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                               25,613,192      28,542,745         208,350       8,100,287      10,197,873
                                      =============   =============   =============   =============   =============

(b) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                          VT New Opportunities                VT New Value               VT OTC & Emerging Growth
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003            2002            2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $  (1,580,375)  $  (1,751,022)  $    (159,753)  $    (397,700)  $    (432,530)  $    (478,398)
Net realized gains (losses)             (21,921,835)    (30,856,358)     (1,326,020)         63,736     (13,033,243)    (11,815,231)
Change in unrealized gains (losses)      54,468,561     (19,180,164)     26,797,654     (15,176,298)     22,770,980      (2,551,121)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        30,966,351     (51,787,544)     25,311,881     (15,510,262)      9,305,207     (14,844,750)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  8,468,574       8,912,956       9,512,247      10,466,468         594,255       2,431,938
Benefit payments                         (1,317,674)     (1,924,446)       (893,894)       (885,389)       (628,274)       (299,802)
Payments on termination                  (7,518,066)     (7,989,108)     (6,040,829)     (4,560,933)     (2,025,857)     (3,739,749)
Contract maintenance charges               (289,948)       (273,645)       (168,103)       (118,976)        (94,246)        (77,643)
Transfers among the sub-accounts
  and with the Fixed Account - net       (2,337,493)     (8,715,212)      7,681,462      18,888,958        (917,379)        745,854
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             (2,994,607)     (9,989,455)     10,090,883      23,790,128      (3,071,501)       (939,402)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        27,971,744     (61,776,999)     35,402,764       8,279,866       6,233,706     (15,784,152)

NET ASSETS AT BEGINNING OF PERIOD       104,035,661     165,812,660      79,611,505      71,331,639      28,361,624      44,145,776
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $ 132,007,405   $ 104,035,661   $ 115,014,269   $  79,611,505   $  34,595,330   $  28,361,624
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            21,510,981      23,543,615       8,497,521       6,341,604       9,824,439      10,152,826
    Units issued                          3,649,629       5,118,734       3,617,317       5,295,205       3,078,664       5,770,414
    Units redeemed                       (4,868,942)     (7,151,368)     (2,880,156)     (3,139,288)     (3,833,276)     (6,098,801)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                               20,291,668      21,510,981       9,234,682       8,497,521       9,069,827       9,824,439
                                      =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                                           Putnam Variable Trust Sub-Accounts
                                      -----------------------------------------------------------------------------
                                               VT Research                 VT Small Cap Value         VT Technology
                                      -----------------------------   -----------------------------   -------------
                                          2003            2002            2003            2002          2002 (h)
                                      -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $  (1,008,864)  $    (773,561)  $    (923,375)  $  (1,084,875)  $    (120,739)
Net realized gains (losses)              (4,509,177)     (4,836,840)        676,435         178,838     (14,551,942)
Change in unrealized gains (losses)      26,328,611     (21,336,959)     36,918,681     (21,167,542)      8,357,969
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        20,810,570     (26,947,360)     36,671,741     (22,073,579)     (6,314,712)
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  6,539,886       8,937,664       1,448,843      14,930,773       1,925,146
Benefit payments                         (1,291,630)     (1,416,213)     (1,516,118)     (1,215,185)        (20,246)
Payments on termination                  (6,372,445)     (5,715,805)     (7,222,016)     (6,803,399)       (699,377)
Contract maintenance charges               (192,553)       (169,028)       (181,850)       (139,388)        (19,657)
Transfers among the sub-accounts
  and with the Fixed Account - net         (568,656)      8,477,438       4,312,166      13,383,279      (8,128,497)
                                      -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions             (1,885,398)     10,114,056      (3,158,975)     20,156,080      (6,942,631)
                                      -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS        18,925,172     (16,833,304)     33,512,766      (1,917,499)    (13,257,343)

NET ASSETS AT BEGINNING OF PERIOD        89,259,048     106,092,352      79,650,584      81,568,083      13,257,343
                                      -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $ 108,184,220   $  89,259,048   $ 113,163,350   $  79,650,584   $           -
                                      =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            13,154,524      12,005,271       6,773,142       5,612,551       3,716,072
    Units issued                          2,147,482       4,788,436       1,962,722       5,271,062       1,952,360
    Units redeemed                       (2,692,732)     (3,639,183)     (2,214,895)     (4,110,471)     (5,668,432)
                                      -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                               12,609,274      13,154,524       6,520,969       6,773,142               -
                                      =============   =============   =============   =============   =============

(h) For the period beginning January 1, 2002 and ended October 11, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                           VT Utilities Growth
                                               and Income                       VT Vista                       VT Voyager
                                      ------------------------------  -----------------------------   -----------------------------
                                          2003            2002            2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     815,474   $     930,453   $    (981,606)  $    (998,522)  $  (2,950,196)  $  (2,118,793)
Net realized gains (losses)              (2,979,740)     (5,098,541)     (8,434,952)    (11,895,995)    (27,514,774)    (33,576,050)
Change in unrealized gains (losses)       9,645,660      (8,666,919)     28,890,787     (16,258,594)     91,374,308     (65,115,814)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         7,481,394     (12,835,007)     19,474,229     (29,153,111)     60,909,338    (100,810,657)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  2,359,100       2,273,339       7,296,511       5,366,164      33,619,340      27,363,808
Benefit payments                           (671,517)     (1,092,376)     (1,479,554)     (1,368,903)     (4,350,748)     (4,343,191)
Payments on termination                  (2,509,868)     (2,843,575)     (4,741,918)     (4,967,455)    (19,898,824)    (19,103,381)
Contract maintenance charges                (51,266)        (48,995)       (153,785)       (134,173)       (594,848)       (532,860)
Transfers among the sub-accounts
  and with the Fixed Account - net           72,177      (2,028,969)      5,469,914      (1,396,004)     17,237,343       2,901,617
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions               (801,374)     (3,740,576)      6,391,168      (2,500,371)     26,012,263       6,285,993
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         6,680,020     (16,575,583)     25,865,397     (31,653,482)     86,921,601     (94,524,664)

NET ASSETS AT BEGINNING OF PERIOD        33,396,208      49,971,791      59,767,975      91,421,457     257,771,191     352,295,855
                                      -------------   -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $  40,076,228   $  33,396,208   $  85,633,372   $  59,767,975   $ 344,692,792   $ 257,771,191
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                             5,010,890       5,617,623      10,931,240      11,518,078      42,174,638      41,705,852
    Units issued                            686,874       1,399,265       3,030,683       3,487,627       9,596,630      12,021,050
    Units redeemed                         (974,165)     (2,005,998)     (2,493,086)     (4,074,465)     (7,963,151)    (11,552,264)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                4,723,599       5,010,890      11,468,837      10,931,240      43,808,117      42,174,638
                                      =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------

                                            The Universal Institutional Funds, Inc. (Class II) Sub-Accounts
                                      -----------------------------------------------------------------------------
                                                                                                       Van Kampen
                                          Van Kampen UIF Active                                         UIF Small
                                        International Allocation         Van Kampen UIF Emerging     Company Growth
                                               (Class II)                Markets Debt (Class II)       (Class II)
                                      -----------------------------   -----------------------------  --------------
                                         2003 (f)        2002 (g)         2003           2002 (g)        2003 (b)
                                      -------------   -------------   -------------   -------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      17,926   $         247   $     (12,535)  $          29  $      (12,425)
Net realized gains (losses)                 140,565               -           3,941              (4)         59,662
Change in unrealized gains (losses)             395            (395)        128,400             (24)        176,732
                                      -------------   -------------   -------------   -------------  --------------
Increase (decrease) in net assets
  from operations                           158,886            (148)        119,806               1         223,969
                                      -------------   -------------   -------------   -------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  1,106,812          15,142       1,561,070               -       1,929,823
Benefit payments                             (5,819)              -          (2,276)              -               -
Payments on termination                      (7,358)              -         (30,008)              -          (7,449)
Contract maintenance charges                      -               -               -               -             (10)
Transfers among the sub-accounts
  and with the Fixed Account - net       (1,267,515)              -         314,155             362         889,921
                                      -------------   -------------   -------------   -------------  --------------
Increase (decrease) in net assets
  from contract transactions               (173,880)         15,142       1,842,941             362       2,812,285
                                      -------------   -------------   -------------   -------------  --------------

INCREASE (DECREASE) IN NET ASSETS           (14,994)         14,994       1,962,747             363       3,036,254

NET ASSETS AT BEGINNING OF PERIOD            14,994               -             363               -               -
                                      -------------   -------------   -------------   -------------  --------------

NET ASSETS AT END OF PERIOD           $           -   $      14,994   $   1,963,110   $         363  $    3,036,254
                                      =============   =============   =============   =============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                 1,462               -              33               -               -
    Units issued                            685,176           1,462         188,898              39         237,442
    Units redeemed                         (686,638)              -         (47,718)             (6)        (13,968)
                                      -------------   -------------   -------------   -------------  --------------
  Units outstanding at end of
    period                                        -           1,462         141,213              33         223,474
                                      =============   =============   =============   =============  ==============

(b) For the period beginning May 1, 2003 and ended December 31, 2003

(f) For the period beginning January 1, 2003 and ended October 31, 2003

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              The Universal
                                        Institutional Funds, Inc.
                                         (Class II) Sub-Accounts         Van Kampen Life Investment Trust (Class II) Sub-Accounts
                                      -----------------------------  --------------------------------------------------------------
                                              Van Kampen UIF                                                   LIT Growth
                                       U.S. Real Estate (Class II)   LIT Emerging Growth (Class II)       and Income (Class II)
                                      -----------------------------  ------------------------------   -----------------------------
                                          2003          2002 (g)          2003            2002            2003          2002 (g)
                                      -------------   -------------  --------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (59,183)  $       4,705  $      (53,844)  $        (116)  $    (142,769)  $        (446)
Net realized gains (losses)                  36,231           2,689          46,671              (5)        101,899               9
Change in unrealized gains (losses)       1,213,812          (5,323)        665,249          (5,579)      3,300,832          (4,022)
                                      -------------   -------------  --------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         1,190,860           2,071         658,076          (5,700)      3,259,962          (4,459)
                                      -------------   -------------  --------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  5,129,160          88,029       5,667,665          88,981      17,792,838         271,695
Benefit payments                            (20,033)              -          (4,714)              -               -               -
Payments on termination                     (52,582)           (683)        (27,829)              -        (123,003)           (481)
Contract maintenance charges                 (1,879)              -            (421)              -          (1,947)              -
Transfers among the sub-accounts
  and with the Fixed Account - net        2,819,973          77,765       2,280,067           2,113       6,495,441         109,755
                                      -------------   -------------  --------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions              7,874,639         165,111       7,914,768          91,094      24,163,329         380,969
                                      -------------   -------------  --------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         9,065,499         167,182       8,572,844          85,394      27,423,291         376,510

NET ASSETS AT BEGINNING OF PERIOD           167,182               -          85,394               -         376,510               -
                                      -------------   -------------  --------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD           $   9,232,681   $     167,182  $    8,658,238   $      85,394   $  27,799,801   $     376,510
                                      =============   =============  ==============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                15,619               -           9,077               -          35,334               -
    Units issued                            662,742          15,620         911,451           9,077       2,233,657          35,379
    Units redeemed                          (43,406)             (1)       (183,845)              -        (190,707)            (45)
                                      -------------   -------------  --------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  634,955          15,619         736,683           9,077       2,078,284          35,334
                                      =============   =============  ==============   =============   =============   =============

(g) For the period beginning October 14, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Life Insurance Company Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     Allstate issues seven variable annuity contracts, the Putnam Allstate Advisor ("Advisor"), Putnam Allstate Advisor Apex ("Advisor Apex"), Putnam Allstate Advisor Plus ("Advisor Plus"), Putnam Allstate Advisor Preferred ("Advisor Preferred"), Allstate Advisor ("Allstate Advisor"), Allstate Advisor Plus ("Allstate Plus"), and Allstate Advisor Preferred ("Allstate Preferred") (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Allstate contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

       FRANKLIN TEMPLETON VARIABLE INSURANCE                 PUTNAM VARIABLE TRUST (CONTINUED)
         PRODUCTS TRUST                                       VT Capital Appreciation
          Franklin Growth and Income Securities               VT Capital Opportunities
          Franklin Small Cap                                  VT Discovery Growth (Previously
          Franklin Small Cap Value Securities                    known as VT Voyager II)
          Mutual Shares Securities                            VT Diversified Income
          Templeton Developing Markets Securities             VT Equity Income
          Templeton Foreign Securities                        VT The George Putnam Fund of
          Templeton Global Income Securities                     Boston
       LSA VARIABLE SERIES TRUST                              VT Global Asset Allocation
          LSA Aggressive Growth                               VT Global Equity
          LSA Equity Growth (Previously known                 VT Growth and Income
             as LSA Focused Equity)                           VT Growth Opportunities
          LSA Mid Cap Value                                   VT Health Sciences
       OPPENHEIMER VARIABLE ACCOUNT FUNDS                     VT High Yield
         (SERVICE CLASS ("SC"))                               VT Income
          Oppenheimer Aggressive Growth (SC)                  VT International Equity (Previously
          Oppenheimer Capital Appreciation (SC)                  known as VT International Growth)
          Oppenheimer Global Securities (SC)                  VT International Growth and Income
          Oppenheimer High Income (SC)                        VT International New Opportunities
          Oppenheimer Main Street (SC)                        VT Investors
             (Previously known as Oppenheimer                 VT Mid Cap Value
             Main Street Growth and Income (SC))              VT Money Market
          Oppenheimer Main Street Small Cap                   VT New Opportunities
             Growth (SC)                                      VT New Value
          Oppenheimer Multiple Strategies (SC)                VT OTC & Emerging Growth
          Oppenheimer Strategic Bond (SC)                     VT Research
       PUTNAM VARIABLE TRUST                                  VT Small Cap Value
          VT American Government Income                       VT Technology (Closed 10/11/2002)
          VT Asia Pacific Growth (Closed                      VT Utilities Growth and Income
             10/11/2002)                                      VT Vista
                                                              VT Voyager

       THE UNIVERSAL INSTITUTIONAL FUNDS, INC.               VAN KAMPEN LIFE INVESTMENT TRUST
         (CLASS II)                                            (CLASS II)
          Van Kampen UIF Active International                    LIT Emerging Growth (Class II)
             Allocation (Class II) (Closed 10/31/03)             LIT Growth and Income (Class II)
          Van Kampen UIF Emerging Markets
             Debt (Class II)
          Van Kampen UIF Small Company
             Growth (Class II)
          Van Kampen UIF U.S. Real Estate
             (Class II)

     The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 3). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the general account of Allstate.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

     Allstate provides insurance and administrative services to the contractholders for a fee. Allstate also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

     The LSA Variable Series Trust ("Trust") is managed by LSA Asset Management, LLC (the "Manager"), a wholly owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets at 0.95% for LSA Aggressive Growth, 0.95% for LSA Equity Growth and 0.85% for LSA Mid Cap Value.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and net asset value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in Section 817(h) of the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub account is required to satisfy the diversification requirements of Section 817(h). The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. As such, the operations of the Account are included in the tax return of Allstate. Allstate is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account, as the Account did not generate taxable income. Earnings and realized capital gains of the Account attributable to the contractholders are excluded in the determination of federal income tax liability of Allstate.

USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   MERGER

     On March 12, 2004, the Board of Directors of Allstate approved the merger of the Account into the Allstate Financial Advisors Separate Account I ("AFA Account") (the "Merger"). Allstate will consummate the Merger on May 1, 2004. Collectively, the Account, and the AFA Account are referred to as the "Separate Accounts".

     At December 31, 2003, the AFA Account and the Account offered 149 and 51 variable sub-accounts, respectively. Thirty-eight of the sub-accounts offered by the Account were invested in the same underlying funds as 38 of the sub-accounts offered by the AFA Account. Upon completion of the merger on May 1, 2004, the AFA Account will offer 162 sub-accounts giving effect to the combination of consistent underlying Funds investments.

     The merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units and accumulation unit fair values of the policyholders' interests in the sub-accounts. Additionally, the policies and related fee structures offered through the Account will not change as a result of the Merger. The following table presents a listing of the net assets applicable to the sub-accounts giving effect to the Merger as of December 31, 2003.

--------------------------------------------------------------------------------

3.  MERGER (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                             Pre-Merger                     Post-Merger
---------------------------------------------------------------------------------------------------------------------------
                                                                 Allstate Life           Allstate             Allstate
                                                               Insurance Company    Financial Advisors   Financial Advisors
Sub-Account                                                    Separate Account A   Separate Account I   Separate Account I
---------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
      Franklin Growth and Income Securities                    $       37,132,163   $          759,402   $       37,891,565
      Franklin Small Cap                                                3,451,732                    -            3,451,732
      Franklin Small Cap Value Securities                              20,237,104              338,737           20,575,841
      Mutual Shares Securities                                         31,176,488              856,680           32,033,168
      Templeton Developing Markets Securities                           6,824,462               74,489            6,898,951
      Templeton Foreign Securities                                     11,704,410              357,041           12,061,451
      Templeton Global Income Securities                                2,737,267                    -            2,737,267

LSA Variable Series Trust
      LSA Aggressive Growth                                             5,817,848            7,698,207           13,516,055
      LSA Equity Growth                                                 3,545,799            3,908,673            7,454,472
      LSA Mid Cap Value                                                11,269,986            3,463,611           14,733,597

Oppenheimer Variable Account Funds (Service Class ("SC"))
      Oppenheimer Aggressive Growth (SC)                                7,124,927               70,489            7,195,416
      Oppenheimer Capital Appreciation (SC)                            14,863,083              332,965           15,196,048
      Oppenheimer Global Securities (SC)                               13,382,794              101,582           13,484,376
      Oppenheimer High Income (SC)                                     13,816,732              198,261           14,014,993
      Oppenheimer Main Street (SC)                                     35,963,363              345,452           36,308,815
      Oppenheimer Main Street Small Cap Growth (SC)                    14,999,373              280,132           15,279,505
      Oppenheimer Multiple Strategies (SC)                             17,413,379              244,536           17,657,915
      Oppenheimer Strategic Bond (SC)                                  32,018,300              349,475           32,367,775

Putnam Variable Trust
      VT American Government Income                                    83,024,615                    -           83,024,615
      VT Capital Appreciation                                          15,652,558                    -           15,652,558
      VT Capital Opportunities                                          1,360,644                    -            1,360,644
      VT Discovery Growth                                              19,925,067                    -           19,925,067
      VT Diversified Income                                            91,661,844                    -           91,661,844
      VT Equity Income                                                  9,460,206                    -            9,460,206
      VT The George Putnam Fund of Boston                             201,856,112            4,859,799          206,715,911
      VT Global Asset Allocation                                       23,833,989               61,584           23,895,573
      VT Global Equity                                                 57,064,982                    -           57,064,982
      VT Growth and Income                                            573,008,661           48,212,408          621,221,069
      VT Growth Opportunities                                          28,238,487                    -           28,238,487
      VT Health Sciences                                               81,050,078              105,398           81,155,476
      VT High Yield                                                    99,939,891              431,437          100,371,328
      VT Income                                                       198,373,066              200,978          198,574,044
      VT International Equity                                         149,694,802           70,507,555          220,202,357
      VT International Growth and Income                               38,735,134                4,259           38,739,393
      VT International New Opportunities                               27,875,145                    -           27,875,145

--------------------------------------------------------------------------------

3.  MERGER (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                             Pre-Merger                     Post-Merger
---------------------------------------------------------------------------------------------------------------------------
                                                                 Allstate Life           Allstate             Allstate
                                                               Insurance Company    Financial Advisors   Financial Advisors
Sub-Account                                                    Separate Account A   Separate Account I   Separate Account I
---------------------------------------------------------------------------------------------------------------------------
Putnam Variable Trust
     VT Investors                                              $      175,307,083   $          853,069   $      176,160,152
     VT Mid Cap Value                                                   2,665,658                    -            2,665,658
     VT Money Market                                                   84,878,424               53,938           84,932,362
     VT New Opportunities                                             132,007,405              122,170          132,129,575
     VT New Value                                                     115,014,269                8,145          115,022,414
     VT OTC & Emerging Growth                                          34,595,330                    -           34,595,330
     VT Research                                                      108,184,220                6,829          108,191,049
     VT Small Cap Value                                               113,163,350           39,107,614          152,270,964
     VT Utilities Growth and Income                                    40,076,228               33,264           40,109,492
     VT Vista                                                          85,633,372               84,523           85,717,895
     VT Voyager                                                       344,692,792           48,115,607          392,808,399

The Universal Institutional Funds, Inc. (Class II)
     Van Kampen UIF Emerging Markets Debts (Class II)                   1,963,110            2,333,019            4,296,129
     Van Kampen UIF Small Company Growth (Class II)                     3,036,254           11,025,848           14,062,102
     Van Kampen UIF U.S. Real Estate (Class II)                         9,232,681            9,333,893           18,566,574

Van Kampen Life investment Trust (Class II)
     LIT Emerging Growth (Class II)                                     8,658,238           45,747,914           54,406,152
     LIT Growth and Income (Class II)                                  27,799,801           28,597,862           56,397,663

The remaining Sub-Accounts                                                      -        5,500,847,718        5,500,847,718
                                                               ------------------   ------------------   ------------------

        TOTAL NET ASSETS                                       $    3,271,142,706   $    5,830,034,563   $    9,101,177,269
                                                               ==================   ==================   ==================

4.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 0.80% to 2.50% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. Allstate guarantees that the amount of this charge will not increase over the life of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate deducts administrative expense charges daily at a rate equal to 0.19% per annum of the average daily net assets of the Account for the Allstate Advisor, Allstate Plus, and Allstate Preferred. There is no administrative expense charge on the Advisor, Advisor Apex, Advisor Plus, and Advisor Preferred contracts. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT MAINTENANCE CHARGE - Allstate deducts from the contractholder's account an annual maintenance charge of $30 on each Advisor, Allstate Advisor, Allstate Plus, and Allstate Preferred contract anniversary and guarantees that this charge will not increase over the life of the contract. This charge will be waived if certain conditions are met. There is no contract maintenance charge on the Advisor Apex, Advisor Plus, and Advisor Preferred contracts. Allstate deducts a monthly fee for Contracts with Retirement Income Guarantee Riders at rate ranging from 0.05% to 0.30% per annum of the income base. The income base is comprised of either the contract value on the date the rider option is purchased and is adjusted for subsequent purchases or withdrawals or the highest contract value on any anniversary date adjusted for subsequent purchases or withdrawals, depending on the rider option selected. The contract maintenance charges are recognized as redemption of units.

     WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. The withdrawal charge varies by contract and ranges from 0.5%-8.5% in the first year of the contract and declines to 0% in various years as defined in the contract. These amounts are included in payments on terminations but are remitted to Allstate.

--------------------------------------------------------------------------------

5. PURCHASES OF INVESTMENTS

   The cost of purchases of investments for the year ended December 31, 2003 were as follows:

                                                                                    Purchases
                                                                                 ----------------
   Investments in the Franklin Templeton Variable Insurance Products
      Trust Sub-Accounts:
        Franklin Growth and Income Securities                                    $     34,134,495
        Franklin Small Cap                                                              6,019,238
        Franklin Small Cap Value Securities                                            17,755,613
        Mutual Shares Securities                                                       29,293,410
        Templeton Developing Markets Securities                                        12,718,978
        Templeton Foreign Securities                                                   22,680,139
        Templeton Global Income Securities                                              3,724,225

   Investments in the LSA Variable Series Trust Sub-Accounts:
        LSA Aggressive Growth                                                           5,256,511
        LSA Equity Growth (a)                                                           3,519,703
        LSA Mid Cap Value                                                              10,698,930

   Investments in the Oppenheimer Variable Account Funds (Service
     Class ("SC")) Sub-Accounts:
        Oppenheimer Aggressive Growth (SC)                                              7,043,698
        Oppenheimer Capital Appreciation (SC) (b)                                      14,799,377
        Oppenheimer Global Securities (SC)                                             11,623,196
        Oppenheimer High Income (SC)                                                   15,178,823
        Oppenheimer Main Street (SC) (c)                                               33,221,076
        Oppenheimer Main Street Small Cap Growth (SC)                                  13,457,894
        Oppenheimer Multiple Strategies (SC)                                           16,717,634
        Oppenheimer Strategic Bond (SC)                                                31,306,441

   Investments in the Putnam Variable Trust Sub-Accounts:
        VT American Government Income                                                  29,674,440
        VT Capital Appreciation                                                         3,126,072
        VT Capital Opportunities (b)                                                    1,513,215
        VT Discovery Growth (d)                                                         4,179,179
        VT Diversified Income                                                          19,765,144
        VT Equity Income (b)                                                            8,894,602
        VT The George Putnam Fund of Boston                                            46,432,777
        VT Global Asset Allocation                                                      8,890,952
        VT Global Equity                                                                1,982,533
        VT Growth and Income                                                           60,734,611
        VT Growth Opportunities                                                         4,120,068
        VT Health Sciences                                                              9,742,365
        VT High Yield                                                                  67,477,712

   (a) Previously known as LSA Focused Equity

   (b) For the period beginning May 1, 2003 and ended December 31, 2003

   (c) Previously known as Oppenheimer Main Street Growth and Income (SC)

   (d) Previously known as VT Voyager II

--------------------------------------------------------------------------------

5. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                 ----------------
   Investments in the Putnam Variable Trust Sub-Accounts (continued):
         VT Income                                                               $     64,817,205
         VT International Equity (e)                                                   34,218,685
         VT International Growth and Income                                             4,136,775
         VT International New Opportunities                                             6,831,514
         VT Investors                                                                  10,890,220
         VT Mid Cap Value (b)                                                           2,689,033
         VT Money Market                                                              187,128,187
         VT New Opportunities                                                          14,017,180
         VT New Value                                                                  23,681,950
         VT OTC & Emerging Growth                                                       6,002,941
         VT Research                                                                   11,617,853
         VT Small Cap Value                                                            11,087,386
         VT Utilities Growth and Income                                                 6,144,575
         VT Vista                                                                      16,439,751
         VT Voyager                                                                    55,595,937

   Investments in The Universal Institutional Funds, Inc. (Class II)
      Sub-Accounts:
         Van Kampen UIF Active International Allocation (Class II) (f)                  7,585,825
         Van Kampen UIF Emerging Markets Debt (Class II)                                2,404,130
         Van Kampen UIF Small Company Growth (Class II) (b)                             2,972,322
         Van Kampen UIF U.S. Real Estate (Class II)                                     8,238,336

   Investments in the Van Kampen Life Investment Trust (Class II)
      Sub-Accounts:
         LIT Emerging Growth (Class II)                                                 9,198,404
         LIT Growth and Income (Class II)                                              25,838,509
                                                                                 ----------------

                                                                                 $  1,067,219,769
                                                                                 ================

   (b) For the period beginning May 1, 2003 and ended December 31, 2003

   (e) Previously known as VT International Growth

   (f) For the period beginning January 1, 2003 and ended October 31, 2003

--------------------------------------------------------------------------------
6.   FINANCIAL HIGHLIGHTS

     Allstate offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Allstate and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     As discussed in Note 4, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of average daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

         * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

         ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and administrative expense charge, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

         *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

             Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

             Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                    At December 31,                     For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                     Units     Unit Fair Value     Net Assets    Investment     Expense Ratio**     Total Return***
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*  Lowest to Highest   Lowest to Highest
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Franklin
   Templeton Variable Insurance
   Products Trust Sub-Accounts:
     Franklin Growth and
       Income Securities
        2003                          2,767  $  13.26 - $   13.48  $   37,132            1.70%   1.29% - 2.69%      24.08% -  32.59%
        2002(g)                          55     10.84 -     10.86         595            0.00    1.29  - 2.14        8.40  -   8.60
     Franklin Small Cap
        2003                            222     15.44 -     15.64       3,452            0.00    1.29  - 2.34       35.48  -  54.39
        2002(g)                          20     11.52 -     11.55         234            0.00    1.29  - 2.24       15.21  -  15.45

(g)  For the period beginning October 14, 2002 and ended December 31, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Franklin
   Templeton Variable
   Insurance Products Trust
   Sub-Accounts (continued):
      Franklin Small Cap
       Value Securities
        2003                          1,387  $  14.42 - $   14.65  $   20,237            0.13%   1.29% - 2.69%      30.42% -  44.17%
        2002 (g)                         51     11.21 -     11.23         574            0.00    1.29  - 2.24       12.12  -  12.35
      Mutual Shares
       Securities
        2003                          2,453     12.56 -     12.77      31,176            0.59    1.29  - 2.69       23.53  -  25.60
        2002 (g)                         71     10.31 -     10.33         731            0.00    1.29  - 2.24        3.12  -   3.33
      Templeton Developing
       Markets Securities
        2003                            404     16.73 -     16.98       6,824            0.33    1.29  - 2.59       51.02  -  67.27
        2002 (g)                          8     11.22 -     11.24          89            0.00    1.29  - 2.14       12.22  -  12.43
      Templeton Foreign
       Securities
        2003                            859     13.50 -     13.68      11,704            1.01    1.29  - 2.49       30.51  -  34.97
        2002 (g)                         28     10.46 -     10.48         295            0.00    1.29  - 2.14        4.65  -   4.84
      Templeton Global
       Income Securities
        2003                            212     12.79 -     12.97       2,737           11.06    1.29  - 2.39       20.86  -  27.93
        2002 (g)                         13     10.72 -     10.73         140            0.00    1.29  - 1.94        7.15  -   7.30

Investments in the LSA
   Variable Series Trust
   Sub-Accounts:
      LSA Aggressive Growth
        2003                            448     12.87 -     13.06       5,818            0.00    1.29  - 2.59       28.68  -  30.61
        2002 (g)                         17      9.52 -      9.54         162            0.00    1.44  - 2.14       -4.77  -  -4.63
      LSA Equity Growth (a)
        2003                            292     12.02 -     12.21       3,546            0.00    1.29  - 2.69       20.18  -  21.88
        2002 (g)                          3     10.00 -     10.02          29            0.00    1.29  - 2.14        0.03  -   0.22
      LSA Mid Cap Value
        2003                            744     14.98 -     15.23      11,270            0.15    1.29  - 2.69       37.98  -  49.81
        2002 (g)                         22     11.01 -     11.04         242            0.35    1.29  - 2.24       10.12  -  10.35


(a)  Previously known as LSA Focused Equity

(g)  For the period beginning October 14, 2002 and ended December 31, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Oppenheimer
   Variable Account Funds
   (Service Class ("SC"))
   Sub-Accounts:
      Oppenheimer Aggressive
       Growth (SC)
        2003                            574  $  12.29 - $   12.47  $    7,125            0.00%   1.29% - 2.54%      22.90% -  23.82%
        2002 (g)                          7     10.06 -     10.07          68            0.00    1.29  - 1.74        0.59  -   0.69
      Oppenheimer Capital
       Appreciation (SC)
        2003 (b)                      1,209     12.21 -     12.32      14,863            0.00    1.29  - 2.69       22.06  -  23.23
      Oppenheimer Global
       Securities (SC)
        2003                            938     14.13 -     14.32      13,383            0.11    1.29  - 2.39       41.02  -  41.30
        2002 (g)                         14     10.14 -     10.16         138            0.00    1.29  - 1.89        1.44  -   1.57
      Oppenheimer High
       Income (SC)
        2003                          1,064     12.86 -     13.04      13,817            1.12    1.29  - 2.49       22.20  -  28.61
        2002 (g)                         13     10.65 -     10.67         138            0.00    1.29  - 1.99        6.54  -   6.70
      Oppenheimer Main
       Street (SC) (c)
        2003                          2,841     12.51 -     12.71      35,963            0.26    1.29  - 2.69       24.81  -  25.08
        2002 (g)                         96     10.16 -     10.19         979            0.00    1.29  - 2.24        1.65  -   1.86
      Oppenheimer Main
       Street Small Cap
       Growth (SC)
        2003                          1,021     14.54 -     14.75      14,999            0.00    1.29  - 2.59       42.38  -  45.36
        2002 (g)                         35     10.34 -     10.36         359            0.00    1.29  - 2.14        3.44  -   3.63
      Oppenheimer Multiple
       Strategies (SC)
        2003                          1,327     12.99 -     13.18      17,413            0.30    1.29  - 2.54       23.08  -  29.89
        2002 (g)                         19     10.68 -     10.71         207            0.00    1.29  - 2.24        6.84  -   7.06
      Oppenheimer Strategic
       Bond (SC)
        2003                          2,633     12.02 -     12.21      32,018            0.99    1.29  - 2.69       15.65  -  20.16
        2002 (g)                         73     10.54 -     10.56         771            0.00    1.29  - 2.24        5.38  -   5.60

(b)  For the period beginning May 1, 2003 and ended December 31, 2003

(c)  Previously known as Oppenheimer Main Street Growth and Income (SC)

(g)  For the period beginning October 14, 2002 and ended December 31, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts:
      VT American
       Government Income
        2003                          6,916  $  11.87 - $   12.83  $   83,025            2.44%   0.80% - 2.15%      -0.63% -   0.74%
        2002                         11,733     11.94 -     12.74     141,661            1.69    0.80  - 2.15        6.53  -   8.00
        2001                          5,724     11.21 -     11.80      64,746            0.00    0.80  - 2.15        5.69  -  12.10
      VT Asia Pacific Growth
        2002 (h)                          -       N/A -       N/A           -            1.43    1.40  - 1.40         N/A  -    N/A
        2001                            552      5.12 -      5.56       3,828            0.00    0.80  - 2.00      -48.84  - -24.61
      VT Capital Appreciation
        2003                          2,142      7.14 -      7.44      15,653            0.00    0.80  - 2.15       22.11  -  23.80
        2002                          2,075      5.84 -      6.01      12,315            0.14    0.80  - 2.15      -41.57  - -22.97
        2001                          1,123      7.70 -      7.81       8,706            0.00    0.80  - 2.10      -23.05  - -14.60
      VT Capital Opportunities
        2003 (b)                        105     12.88 -     12.97       1,361            0.00    0.80  - 1.80       28.84  -  29.72
      VT Discovery Growth (d)
        2003                          4,414      4.41 -      4.60      19,925            0.00    0.80  - 2.15      -55.93  -  30.95
        2002                          4,497      3.42 -      3.51      15,586            0.00    0.80  - 2.10      -31.06  - -30.14
        2001                          1,522      4.95 -      5.03       7,594            0.00    0.80  - 2.10      -50.46  - -31.34
      VT Diversified Income
        2003                          7,447     12.23 -     12.97      91,662            8.88    0.80  - 2.15       17.47  -  19.09
        2002                          7,477     10.41 -     10.89      77,731            8.53    0.80  - 2.15        3.63  -   5.06
        2001                          7,228     10.05 -     10.36      71,901            7.06    0.80  - 2.15        0.50  -   2.68
      VT Equity Income
        2003 (b)                        786     11.99 -     12.09       9,460            0.66    0.80  - 2.00       19.88  -  20.86
      VT The George Putnam
       Fund of Boston
        2003                         18,813     11.14 -     11.96     201,856            2.17    0.80  - 2.69       16.10  -  19.63
        2002                         16,695      9.59 -     10.50     152,666            2.32    0.80  - 2.24       -9.48  -   5.02
        2001                         13,241     10.60 -     10.70     134,080            2.24    0.80  - 2.15       -0.35  -   6.99
      VT Global Asset
       Allocation
        2003                          2,424      9.57 -     12.32      23,834            3.21    0.80  - 2.59       20.92  -  23.24
        2002                          1,970      7.44 -      7.92      15,333            1.79    0.80  - 2.15      -25.60  - -13.22
        2001                          1,676      8.69 -      9.12      15,106            0.93    0.80  - 1.95      -13.09  -  -9.25

(b)  For the period beginning May 1, 2003 and ended December 31, 2003

(d)  Previously known as VT Voyager II

(h)  For the period beginning January 1, 2002 and ended October 11, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Global Equity
        2003                          8,402  $   4.93 - $    6.50  $   57,065            0.94%   0.80% - 2.15%      26.45% -  28.20%
        2002                          9,465      3.90 -      5.07      50,470            0.06    0.80  - 2.15      -24.07  - -23.02
        2001                         10,258      5.13 -      6.59      71,381            0.00    0.80  - 2.15      -48.67  - -30.33
      VT Growth and Income
        2003                         60,486      9.78 -     13.37     573,009            1.71    0.80  - 2.69       26.36  -  33.70
        2002                         61,730      7.74 -     10.78     455,633            1.58    0.80  - 2.24      -22.62  -   7.85
        2001                         59,628      9.63 -      9.93     549,082            1.47    0.80  - 2.15       -7.15  -  -0.66
      VT Growth Opportunities
        2003                          6,714      4.07 -      4.29      28,238            0.00    0.80  - 2.15      -59.35  -  22.07
        2002                          7,152      3.44 -      3.52      24,793            0.00    0.80  - 2.10      -30.97  - -30.06
        2001                          7,039      4.99 -      5.03      35,105            0.00    0.80  - 2.10      -50.13  - -32.64
      VT Health Sciences
        2003                          7,846     10.83 -     11.22      81,050            0.54    0.80  - 2.49       12.18  -  17.44
        2002                          8,375      7.48 -      9.22      73,643            0.00    0.80  - 2.15      -22.06  - -20.98
        2001                          8,541      9.60 -     11.67      95,453            0.00    0.80  - 2.15      -20.40  -  -4.05
      VT High Yield
        2003                          8,587     11.97 -     13.24      99,940            8.80    0.80  - 2.54       25.53  -  32.37
        2002                          6,075      9.54 -     10.73      54,705           11.85    0.80  - 2.14       -1.52  -   7.30
        2001                          5,020      9.07 -      9.69      46,120           12.47    0.80  - 2.10       -9.26  -   2.82
      VT Income
        2003                         16,899     10.36 -     12.55     198,373            4.57    0.80  - 2.54        3.58  -   3.59
        2002                         15,331     10.17 -     12.12     179,131            4.70    0.80  - 2.24        1.73  -   7.02
        2001                         11,046     11.15 -     11.32     121,265            4.90    0.80  - 2.15        6.43  -  11.45
      VT International Equity (e)
        2003                         15,030      9.46 -     13.27     149,695            0.82    0.80  - 2.59       27.50  -  32.65
        2002                         15,481      7.42 -     10.59     117,691            0.83    0.80  - 2.24      -18.33  -   5.91
        2001                         14,061      7.12 -      9.08     131,835            0.26    0.80  - 2.15      -28.82  - -21.25
      VT International Growth
       and Income
        2003                          3,946      8.81 -      9.77      38,735            1.37    0.80  - 2.15       34.89  -  36.75
        2002                          4,192      6.53 -      7.14      30,276            0.53    0.80  - 2.15      -34.70  - -14.46
        2001                          3,749      8.09 -      8.35      31,861            0.95    0.80  - 2.10      -21.44  - -19.07
      VT International New
       Opportunities
        2003                          3,723      5.10 -      7.08      27,875            0.29    0.80  - 2.15       30.35  -  32.14
        2002                          4,098      3.91 -      5.36      23,437            0.66    0.80  - 2.15      -60.90  - -14.32
        2001                          4,541      3.95 -      6.25      30,643            0.00    0.80  - 2.10      -60.53  - -29.25

(e)  Previously known as VT International Growth

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Investors
        2003                         25,613  $   6.66 - $   12.93  $  175,307            0.40%   0.80% - 2.29%      26.12% -  29.26%
        2002                         28,543      5.28 -     10.39     152,912            0.16    0.80  - 2.24      -24.48  -   3.95
        2001                         31,060      6.33 -      6.99     221,772            0.00    0.80  - 2.10      -36.73  - -25.38
      VT Mid Cap Value
        2003 (b)                        208     12.72 -     12.84       2,666            0.53    0.80  - 2.15       27.23  -  28.40
      VT Money Market
        2003                          8,100      9.77 -     10.90      84,878            0.53    0.80  - 2.54       -2.27  -  -0.30
        2002                         10,198     10.43 -     10.93     110,594            1.22    0.80  - 2.10       -0.93  -   0.38
        2001                          9,954     10.53 -     10.89     108,101            3.43    0.80  - 2.10        2.93  -   5.25
      VT New Opportunities
        2003                         20,292      6.19 -     13.36     132,007            0.00    0.80  - 2.69       31.38  -  33.62
        2002                         21,511      4.71 -     10.37     104,036            0.00    0.80  - 2.24      -31.07  -   3.66
        2001                         23,544      6.83 -      7.82     165,813            0.00    0.80  - 2.15      -30.70  - -21.83
      VT New Value
        2003                          9,235     13.29 -     14.46     115,014            1.11    0.80  - 2.49       31.42  -  44.64
        2002                          8,498     10.01 -     10.11      79,612            0.91    0.80  - 2.15      -17.42  - -16.28
        2001                          6,342     12.08 -     12.12      71,332            0.65    0.80  - 2.15        2.49  -  21.19
      VT OTC & Emerging
       Growth
        2003                          9,070      1.92 -      3.59      34,595            0.00    0.80  - 2.10       32.87  -  34.63
        2002                          9,824      1.45 -      2.66      28,362            0.00    0.80  - 2.10      -33.65  - -32.76
        2001                         10,153      2.18 -      3.96      44,146            0.00    0.80  - 2.10      -78.22  - -46.13
      VT Research
        2003                         12,609      8.31 -     13.00     108,184            0.28    0.80  - 2.49       24.32  -  29.97
        2002                         13,155      5.79 -      6.68      89,259            0.56    0.80  - 2.15      -23.88  - -22.83
        2001                         12,005      7.61 -      8.66     106,092            0.27    0.80  - 2.15      -23.91  - -19.49
      VT Small Cap Value
        2003                          6,521     15.63 -     18.76     113,163            0.32    0.80  - 2.15       46.43  -  48.45
        2002                          6,773     10.67 -     12.64      79,651            0.22    0.80  - 2.15      -20.03  - -18.93
        2001                          5,613     13.35 -     15.59      81,568            0.01    0.80  - 2.15       17.18  -  33.45
      VT Technology
        2002 (h)                          -       N/A -       N/A           -            0.00    0.80  - 2.10         N/A  -    N/A
        2001                          3,716      3.54 -      3.60      13,257            0.00    0.80  - 2.10      -39.66  - -64.62
      VT Utilities Growth
       and Income
        2003                          4,724      8.05 -     13.92      40,076            3.52    0.80  - 2.69       23.83  -  39.18
        2002                          5,011      6.33 -      6.50      33,396            3.54    0.80  - 2.15      -25.72  - -24.69
        2001                          5,618      8.52 -      8.63      49,972            2.88    0.80  - 2.15      -22.95  - -14.80

(b)  For the period beginning May 1, 2003 and ended December 31, 2003

(h)  For the period beginning January 1, 2002 and ended October 11, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Vista
        2003                         11,469  $   7.43 - $   13.43  $   85,633            0.00%   0.80% - 2.69%      32.10% -  34.27%
        2002                         10,931      5.62 -     10.36      59,768            0.00    0.80  - 2.24      -31.16  -   3.60
        2001                         11,518      5.53 -      8.17      91,421            0.00    0.80  - 2.10      -44.69  - -34.04
      VT Voyager
        2003                         43,808      7.45 -     12.27     344,693            0.36    0.80  - 2.69       22.74  -  23.91
        2002                         42,175      6.01 -     10.10     257,771            0.63    0.80  - 2.24      -27.12  -   0.97
        2001                         41,706      6.24 -      8.25     352,296            0.00    0.80  - 2.15      -37.59  - -23.03
Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts:
      Van Kampen UIF
       Active International
       Allocation (Class II)
        2003 (f)                          -     11.91 -     11.96           -          332.99    1.29  - 1.69       16.11  -  16.51
        2002 (g)                          1     10.25 -     10.26          15            3.56    1.29  - 1.69        2.55  -   2.64
      Van Kampen UIF
       Emerging Markets
       Debt (Class II)
        2003                            141     13.80 -     13.96       1,963            0.00    1.29  - 2.29       26.12  -  38.04
        2002 (g)                        < 1     11.07 -     11.07         < 1           15.98    1.29  - 1.29       10.69  -  10.69
      Van Kampen UIF
       Small Company
       Growth (Class II)
        2003 (b)                        223     13.51 -     13.62       3,036            0.00    1.29  - 2.44       35.15  -  36.21
      Van Kampen UIF
       U.S. Real Estate (Class II)
        2003                            635     14.40 -     14.60       9,233            0.00    1.29  - 2.49       36.33  -  44.02
        2002 (g)                         16     10.69 -     10.71         167            5.82    1.29  - 2.14        6.90  -   7.10

(b)  For the period beginning May 1, 2003 and ended December 31, 2003

(f)  For the period beginning January 1, 2003 and ended October 31, 2003

(g)  For the period beginning October 14, 2002 and ended December 31, 2002

--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  --------------------  ----------  --------------  -----------------   -----------------
Investments in the Van Kampen
   Life Investment Trust
   (Class II) Sub-Accounts:
     LIT Emerging Growth
      (Class II)
        2003                            737  $  11.64 - $   11.81  $    8,658            0.00%   1.29% - 2.59%      16.35% -  25.40%
        2002 (g)                          9      9.40 -      9.42          85            0.00    1.29  - 1.99       -5.96  -  -5.82
     LIT Growth and Income
      (Class II)
        2003                          2,078     13.22 -     13.44      27,800            0.13    1.29  - 2.69       26.03  -  32.21
        2002 (g)                         35     10.64 -     10.66         377            0.00    1.29  - 2.24        6.40  -   6.62

(g)  For the period beginning October 14, 2002 and ended December 31, 2002

                                     PART C
                                OTHER INFORMATION

24A. FINANCIAL STATEMENTS

The financial statements of Allstate Life Insurance Company ("Allstate" or "Depositor"), Allstate Financial Advisors Separate Account I ("Separate Account"), and Allstate Life Insurance Company Separate Account A are filed herewith in Part B of this Registration Statement.

24B. EXHIBITS

The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1)(a) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Life Insurance Company Separate Account A (Incorporated herein by reference to Depositor's Form N-4 registration statement (File No.
333-72017) dated February 9, 1999.)

(1)(b) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I (Incorporated herein by reference to Registrant's Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999.)

(1)(c) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing the consolidation of Allstate Life Insurance Company Separate Account A into Allstate Financial Advisors Separate Account I filed herewith.

(2) Not Applicable

(3)(a) Underwriting Agreement with ALFS, Inc. (formerly known as Allstate Life Financial Services, Inc.).( Incorporated herein by reference to Pre- Effective Amendment No. 1 to Depositor's Form N-4 registration statement (File No. 333-72017) dated April 16, 1999.)

(3)(b) Underwriting Agreement with Allstate Distributors, L.L.C. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Depositor's Form N-4 registration statement (File No. 333-31288) dated April 27, 2000.)

(4)(a) Form of Putnam Allstate Advisor Contract (Incorporated herein by reference to Depositor's Form N-4 registration statement (File No. 333-72017) dated February 9, 1999.)

(4)(b) Form of Putnam Allstate Advisor Apex Contract (Incorporated herein by reference to Post-Effective Amendment No. 1 to Depositor's Form N-4 registration statement (File No. 333-72017) dated August 31, 1999.)

(4)(c) Form of Earnings Protection Death Benefit Rider (Putnam Allstate Advisor Contract) (Incorporated herein by reference to Post-Effective Amendment No. 7 to Depositor's Form N-4 registration statement (File No. 333-72017) dated February 2, 2001.)

(4)(d) Form of Earnings Protection Death Benefit Rider (Putnam Allstate Advisor Apex Contract) (Incorporated herein by reference to Post-Effective Amendment No. 7 to Depositor's Form N-4 registration statement (File No. 333-72017) dated February 2, 2001.)

(4)(e) Form of Death Benefit Change Endorsement (Putnam Allstate Advisor Contract and Putnam Allstate Advisor Apex Contract) (Incorporated herein by reference to Post-Effective Amendment No. 10 to Depositor's Form N-4 registration statement (File No.
333-72017)dated April 30, 2002.)

(4)(f) Form of Amendatory Endorsement for Dollar Cost Averaging Fixed Account Transfers (Putnam Allstate Advisor Contract and Putnam Allstate Advisor Apex Contracts) (Incorporated herein by reference to Post-Effective Amendment No. 10 to Depositor's Form N-4 registration statement (File No. 333-72017) dated April 30, 2002.)

(4)(g) Form of Amendatory Endorsement to add 5 and 7 - Year Guarantee Period to Standard Fixed Account (Putnam Allstate Advisor Contract) (Incorporated herein by reference to Post-Effective Amendment No. 10 to Depositor's Form N-4 registration statement (File No. 333-72017)dated April 30, 2002.)

(4)(h) Form of Putnam Allstate Advisor Contract (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(i) Form of Putnam Allstate Advisor Contract--non-MVA version (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017)dated June 10, 2002.)

(4)(j) Form of Enhanced Beneficiary Protection Rider A--Annual Increase
(Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No.333-72017) dated June 10, 2002.)

(4)(k) Form of Enhanced Beneficiary Protection Rider B--Maximum Anniversary Value (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(l) Form of Earnings Protection Death Benefit Rider (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(m) Form of Retirement Income Guarantee Rider 1 (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(n) Form of Retirement Income Guarantee Rider 2 (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(o) Form of Income Protection Benefit Rider (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(p) Form of Spousal Protection Benefit Rider (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(q) Form of Amendatory Endorsement for Charitable Remainder Trust (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(r) Form of Amendatory Endorsement for Grantor Trust (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(s) Form of Amendatory Endorsement for Waiver of Charges (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017)dated June 10, 2002.)

(4)(t) Form of Amendatory Endorsement for Employees (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(4)(u) Form of TrueReturn Accumulation Benefit Rider (Incorporated herein by reference to Post-Effective Amendment No. 16 to Depositor's Form N-4 registration statement (File No. 333-72017) dated August 19, 2003.)


(5)(a) Form of Putnam Allstate Advisor Application for a Contract (Incorporated herein by reference to Pre- Effective Amendment No. 1 to Depositor's Form N-4 registration statement (File No. 333-72017) dated April 16, 1999.)

(5)(b) Form of Putnam Allstate Advisor Apex Application for a Contract (Incorporated herein by reference to Post-Effective Amendment No. 1 to Depositor's Form N-4 registration statement (File No. 333-72017) dated August 31, 1999.)

(5)(c) Form of Application for Putnam Allstate Advisor Contracts (Series II) (Incorporated herein by reference to Post-Effective Amendment No. 11 to Depositor's Form N-4 registration statement (File No. 333-72017) dated June 10, 2002.)

(5)(d) Form of Application for Allstate Advisor Contracts (Incorporated herein by reference to Post-Effective Amendment No. 16 to Depositor's Form N-4 registration statement (File No. 333-72017) dated August 19, 2003.)

(5)(e) Form of Application for Allstate Advisor Contracts (Incorporated herein by reference to Post-Effective Amendment No. 19 to Depositor's Form N-4 registration statement (File No. 333-72017) dated December 11, 2003.)

(6)(a) Articles of Incorporation of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 9 to Depositor's Form N-4 registration statement (File No. 333-72017) dated April 20, 2001.)

(6)(b) By-laws of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 9 to Depositor's Form N-4 registration statement (File No. 333-72017) dated April 20, 2001.)

(7) Not applicable

(8)(a) Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp., and Allstate Life Insurance Company (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 registration statement (File No.
333-31288) dated April 27, 2000.)

(8)(b) Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Allstate Life Insurance Company and Allstate Distributors, LLC (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No. 333-72017) dated September 23, 2002.)

(8)(c) Form of Participation Agreement among LSA Variable Series Trust, LSA Asset Management LLC and Allstate Life Insurance Company ("LSA Participation Agreement") (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No. 333-72017) dated September 23, 2002.)

(8)(d) Form of Amendment No. 1 to LSA Participation Agreement (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No. 333-72017)dated September 23, 2002.)

(8)(e) Form of Amendment No. 2 to LSA Participation Agreement (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No. 333-72017) dated September 23, 2002.)

(8)(f) Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No.
333-72017) dated September 23, 2002.)

(8)(g) Form of Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc. and Allstate Life Insurance Company ("Van Kampen LIT Participation Agreement") (iIncorporated herein by reference to Pre-Effective Amendment No. 1 to Depositor's Form N-4 Registration Statement (File No. 333-64254) dated September 7, 2001.)

(8)(h) Form of Amendment No. 2 to the Van Kampen LIT Participation Agreement (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No. 333-72017)dated September 23, 2002.)

(8)(i) Form of Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley Investment Management Inc. and Allstate Life Insurance Company (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Depositor's Form N-4
Registration Statement (File No. 333-64254) dated September 7, 2001.)

(8)(j) Form of Amendment No. 1 to the Van Kampen LIT Participation Agreement (Incorporated herein by reference to the initial filing of Depositor's Form N-4 Registration Statement (File No. 333-102934) dated February 3, 2003.)

(9)(a) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company regarding the legality of the securities being registered (Putnam Allstate Advisor Contract) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Depositor's Form N-4 Registration Statement (File No. 333-72017) dated April 16, 1999.)

(9)(b) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company regarding the legality of the securities being registered (Putnam Allstate Advisor Apex Contract) (Incorporated herein by reference to Post-Effective Amendment No. 1 to Depositor's Form N-4 Registration Statement(File No. 333-72017) dated August 31, 1999.)

(9)(c) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered (Incorporated herein by reference to Post-Effective Amendment No. 3 to Depositor's Form N-4 Registration Statement (File No. 333-72017) dated February 1, 2000.)

(9)(d) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered (Incorporated herein by reference to Post-Effective Amendment No. 5 to Depositor's Form N-4 Registration Statement (File No. 333-72017) dated June 19, 2000.)

(9)(e) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered (Incorporated herein by reference to Post-Effective Amendment No. 6 to Depositor's Form N-4 registration statement (File No. 333-72017) dated September 26, 2000.)

(9)(f) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered (Incorporated herein by reference to Post-Effective Amendment No. 7 to Depositor's Form N-4 registration statement (File No. 333-72017) dated February 2, 2001.)

(9)(g)Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered (Incorporated herein by reference to Post-Effective Amendment No. 14 to Depositor's Form N-4 registration statement (File No. 333-72017) dated September 23, 2002.)

(9)(h) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered. (Incorporated herein by reference to Post-Effective Amendment No. 15 to Depositor's Form N-4 registration statement (File No. 333-72017) dated April 22, 2003.)

(9)(i) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered. (Incorporated herein by reference to Post-Effective Amendment No. 16 to Depositor's Form N-4 registration statement (File No. 333-72017) dated August 19, 2003.)

(9)(j) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered. (Incorporated herein by reference to Post-Effective Amendment No. 19 to Depositor's Form N-4 registration statement (File No. 333-72017) dated December 11, 2003.)

(9) (k) Opinion and Consent of Michael J. Velotta, Senior Vice President, Secretary and General Counsel regarding the legality of the securities being registered filed herewith

(10)(a) Independent Auditors' Consent

(10)(b) Consent of Foley & Lardner, LLP

(11) Not applicable

(12) Not applicable

(99)(a) Powers of Attorney for David A. Bird, Danny L. Hale, Edward M. Liddy, John C. Lounds, J. Kevin McCarthy, Robert W. Pike, Samuel H. Pilch, Steven E. Shebik, Eric A. Simonson, Kevin R. Slawin, Casey J. Sylla, Michael J. Velotta and Thomas J. Wilson, II, filed herewith.

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME AND PRINCIPAL                POSITION AND OFFICE WITH
BUSINESS ADDRESS                  DEPOSITOR OF THE ACCOUNT

David Andrew Bird                   Director and Senior Vice President
Danny Lyman Hale                    Director
Edward Michael Liddy                Director
John Carl Lounds                    Director and Senior Vice President
John Kevin McCarthy                 Director and Senior Vice President
Robert William Pike                 Director
Steven Emil Shebik                  Director, Senior Vice President and Chief Financial Officer
Eric Allen Simonson                 Director, Senior Vice President and Chief Investment Officer
Kevin Rourke Slawin                 Director and Senior Vice President
Casey Joseph Sylla                  Director, Chairman of the Board and President
Michael Joseph Velotta              Director, Senior Vice President, General Counsel and Secretary
Thomas Joseph Wilson, II            Director
Margaret Gindele Dyer               Senior Vice President
Marla Gay Friedman                  Senior Vice President
Joseph V. Tripodi                   Senior Vice President and Chief Marketing Officer
Samuel Henry Pilch                  Group Vice President and Controller
Richard Lewis Baker                 Vice President
Michael B. Boyle                    Vice President
Karen Cassidy Gardner               Vice President
Anson J. Glacy, Jr.                 Vice President
Dennis Craig Gomez                  Vice President
John Roger Hunter                   Vice President
Mary Jovita McGinn                  Vice President and Assistant Secretary
William Harrison Monie, Jr.         Vice President
John Eric Smith                     Vice President
Patricia Wright Wilson              Vice President
Bernard Eugene Wraith               Vice President
James Philip Zils                   Treasurer
Charles Calvin Baggs                Assistant Vice President
Lisa Cochrane                       Assistant Vice President
Errol Cramer                        Assistant Vice President and Appointed Actuary
Lawrence William Dahl               Assistant Vice President
Joanne Marie Derrig                 Assistant Vice President and Chief Privacy Officer
Sarah R. Donahue                    Assistant Vice President
Philip Emmanuele                    Assistant Vice President
Lisa J. Flanary                     Assistant Vice President
Douglas Ford Gaer                   Assistant Vice President
Gregory James Guidos                Assistant Vice President
Brent H. Hamann                     Assistant Vice President
Keith A. Hauschildt                 Assistant Vice President
Ronald A. Johnson                   Assistant Vice President
Teresa G. Logue                     Assistant Vice President
Robert Leslie Park                  Assistant Vice President and Chief Compliance Officer
Barry Sajowitz Paul                 Assistant Vice President and Assistant Treasurer
John C. Pintozzi                    Assistant Vice President
Joseph Patrick Rath                 Assistant Vice President, Assistant General Counsel and Assistant Secretary
Robert A. Shore                     Assistant Vice President
Robert E. Transon                   Assistant Vice President
Timothy Nicholas Vander Pas         Assistant Vice President
Richard Zaharias                    Assistant Vice President
Laura R. Zimmerman                  Assistant Vice President
Doris J. Bryant                     Assistant Secretary
Emma Marguerite Kalaidjian          Assistant Secretary
Paul N. Kierig                      Assistant Secretary
Kristine Ellen Leston               Assistant Secretary
Robert E. Transon                   Illustration Actuary

The  principal  business  address  of Mr.  Bird and Mr.  Monie is 1776  American
Heritage Drive,  Jacksonville,  Florida 32224. The principal business address of
Mr. Wraith, Mr. Dahl and Mr. Gaer is 2940 South 84th Street,  Lincoln,  Nebraska
68506. The principal business address of the remaining officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Information in response to this item is incorporated by reference to the Form
10-K Annual Report of The Allstate Corporation filed March 11, 2004 (File
#1-11840).

27. NUMBER OF CONTRACT OWNERS

Putnam Allstate Advisor Variable Annuity Contract:

As of January 31, 2004, there were 26,474 nonqualified contracts and 19,815 qualified contracts.

Putnam Allstate Advisor Apex Variable Annuity Contract:

As of January 31, 2004, there were 1,299 nonqualified contracts and 628 qualified contracts.

Allstate Advisor Variable Annuity Contract:

As of January 31, 2004, there were 2,223 nonqualified contracts and 3,700 qualified contracts.


28. INDEMNIFICATION

The by-laws of Allstate provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A. RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

Allstate Distributors, L.L.C. ("Allstate Distributors"), principal underwriter, serves as principal underwriter to the following investment companies:

        Allstate Financial Advisors Separate Account I
        Allstate Life of New York Separate Account A



29B. PRINCIPAL UNDERWRITER

The directors and officers of Allstate Distributors, LLC. the principal underwriter for the Separate Account are as follows:

J.Kevin McCarthy                  Chairman of the Board, Chief Executive Officer and Manager
Steven E. Shebik                  Manager
Brent H. Hamann                   Executive Vice President and Secretary
John R. Hunter                    President, Broker Dealer Division
Robert A. Shore                   President, Financial Institutions Division
J. Eric Smith                     Executive Vice President and Chief Operations Officer
Karen C. Gardner                  Vice President
William Webb                      Treasurer
Joanne M. Derrig                  Assistant Vice President and Chief Privacy Officer
Maribel V. Gerstner               Assistant Vice President and Compliance Officer
Emma M. Kalaidjian                Assistant Secretary
Joseph P. Rath                    Vice President, General Counsel and Secretary
Michael J. Velotta                Assistant Secretary and Manager
Barry S. Paul                     Assistant Treasurer
James P. Zils                     Assistant Treasurer
Ron Johnson                       Executive Vice President
DeeAnne Asplin                    Sr. Vice President
Eric Alstrin                      Sr. Vice President
Eric L. Baldwin                   Sr. Vice President
Jason Bickler                     Sr. Vice President
Bill Borst                        Sr. Vice President
Jeff Churba                       Sr. Vice President
Russ Cobler                       Sr. Vice President
Evelyn Cooper                     Sr. Vice President
Albert Dal Porto                  Sr. Vice President
Gregg Ruvoli                      Sr. Vice President
Andrea Schur                      Sr. Vice President
Mike Scanlon                      Sr. Vice President
Ralph Schmidt                     Sr. Vice President
Rebecca Bates                     Vice President
Warren A. Blom                    Vice President
L.Andrea Barfield Bolger          Vice President
Eugene Bolinsky                   Vice President
P.J. Bonfilio                     Vice President
Henry Conkle                      Vice President
Brian Connelly                    Vice President
John DeGeronimo                   Vice President
Diane Donnelly                    Vice President
Russ Ergood                       Vice President
Don Gross                         Vice President
Bill Houston                      Vice President
Lyn Jordan                        Vice President
Gwenn Kessler                     Vice President
George Knox                       Vice President
Don Lanham                        Vice President
Stephen A. Lipker                 Vice President
Josh Lutzker                      Vice President
Thomas Mahoney                    Vice President
Barbara Marsh                     Vice President
David McHugh                      Vice President
Jeff Mount                        Vice President
Greg Mudd                         Vice President
Hugh C. Mueting                   Vice President
Larry Nisenson                    Vice President
Karen K.M. Norrman                Vice President
Shane O'Brien                     Vice President
David Onan                        Vice President
Jeff Osterman                     Vice President
Ken Rapp                          Vice President
Bob Riley                         Vice President
Merritt Schoff                    Vice President
Anne Serato                       Vice President
Troy V. Simmons                   Vice President
Deanna Smith                      Vice President
Stu Smith                         Vice President
David Veale                       Vice President
Brian J. Wood                     Vice President
Amy C. Floyd                      Assistant Vice President

* The principal business address of the forgoing officers and directors is 3100
Sanders Road, Northbrook, IL 60062.




29C. COMPENSATION OF ALLSTATE DISTRIBUTORS L.L.C.

None

30. LOCATION OF ACCOUNTS AND RECORDS

Allstate is located at 3100 Sanders Road, Northbrook, Illinois 60062. The principal underwriter of the Separate Account (Allstate Distributors) is located at 3100 Sanders Road, Northbrook, Illinois 60062. Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


31. MANAGEMENT SERVICES

None.


32. UNDERTAKINGS

Registrant promises to file a post-effective amendment to the Registration
Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a toll-free number included in the prospectus that the applicant can use to request for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

33. REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

Allstate represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

34. REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate under the Contracts. Allstate bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically scribed in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus, or otherwise.







                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant, Allstate Financial Advisors Separate Account I, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 1st day of April, 2004.

                         ALLSTATE FINANCIAL ADVISORS
                               SEPARATE ACCOUNT I
                                  (REGISTRANT)

                       BY: ALLSTATE LIFE INSURANCE COMPANY
                                   (DEPOSITOR)

                           By: /s/ Michael J. Velotta
                                   ----------------------------
                                   Michael J. Velotta
                                   Senior Vice President, Secretary and General Counsel

As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 1st day of April 2004.



*/DAVID A. BIRD                   Director and Senior Vice President
-----------------------
David A. Bird

*/DANNY L. HALE                   Director
----------------------
Danny L. Hale

*/EDWARD M. LIDDY                 Director
-----------------------
Edward M. Liddy

*/JOHN C. LOUNDS                  Director and Senior Vice President
-----------------------
John C. Lounds

*/J. KEVIN MCCARTHY               Director and Senior Vice President
-----------------------
J. Kevin McCarthy

*/ROBERT W. PIKE                  Director
------------------------
Robert W, Pike

*/SAMUEL H. PILCH                 Controller and Group Vice President
------------------------          (Principal Accounting Officer)
Samuel H. Pilch

*/STEVEN E. SHEBIK                Director, Senior Vice President and Chief
------------------------          Financial Officer
Steven E. Shebik                  (Principal Financial Officer)

*/ERIC A. SIMONSON                Director, Senior Vice President and Chief
-------------------------         Investment Officer
Eric A. Simonson

*KEVIN R. SLAWIN                  Director and Senior Vice President
-----------------------
Kevin R. Slawin

*/CASEY J. SYLLA                  Director, Chairman of the Board and
----------------------            President (Principal Executive Officer)
Casey J. Sylla

/s/MICHAEL J. VELOTTA             Director, Senior Vice President, General
----------------------            Counsel and Secretary
Michael J. Velotta

*/THOMAS J. WILSON II             Director
-----------------------
Thomas J. Wilson II


*/ By Michael J. Velotta, pursuant to Power of Attorney, filed herewith or previously filed.

                                  Exhibit Index

Exhibit No.                       Exhibit

(1)(c)          Resolution of the Board of Directors of Allstate Life Insurance Company
                authorizing the consolidation of Allstate Life Insurance Company Separate
                Account A into Allstate Financial Advisors Separate Account I

(9)(k)          Opinion and Consent of Michael J. Velotta

(10)(a)         Independent Auditors' Consent

(10)(b)         Consent of Foley & Lardner, LLP

(99)(a)         Powers of  Attorney for David A. Bird, Danny L. Hale,
                Edward M. Liddy, John C. Lounds,  J. Kevin McCarthy, Robert W. Pike,
                Samuel H. Pilch,  Steven E. Shebik,  Eric A. Simonson,
                Kevin R. Slawin,  Casey J. Sylla,  Michael J.  Velotta
                and Thomas J.  Wilson,  II



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